As filed with the U.S. Securities and Exchange Commission on August 3, 2018

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form S-4

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

Versartis, Inc.

(Exact name of registrant as specified in its charter)

Delaware	2836	26-4106690
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

1020 Marsh Rd.

Menlo Park, California 94025

(650) 963-8580

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Jay P. Shepard

President and Chief Executive Officer

Versartis, Inc.

1020 Marsh Rd.

Menlo Park, California 94025

(650) 963-8580

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Kenneth Guernsey Peter Chess Gaël Y. Hagan Cooley LLP 101 California St., Fifth Floor San Francisco, California 94111 (212) 698-3616	Raymond Tabibiazar, M.D. Executive Chairman Aravive Biologics, Inc. LyondellBasell Tower 1221 McKinney Street, Suite 3200 Houston, Texas 77010 (936) 355-1910	Leslie Marlow Gracin & Marlow, LLP The Chrysler Building 405 Lexington Avenue, 26th Floor New York, New York 10174 (212) 907-6457

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this registration statement and the satisfaction or waiver of all other conditions under the Merger Agreement described herein.

If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box:  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering:  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering:  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b–2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☒

Non-accelerated filer	☐ (Do not check if a smaller reporting company)	Smaller reporting company	☐

		Emerging growth company	☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act.  ☒

If applicable, place an X in the box to designate the appropriate rule provision relied upon in conducting this transaction:

Exchange Act Rule 13e-4(i) (Cross-Border Issuer Tender Offer)  ☐

Exchange Act Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)  ☐

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Amount to be registered(1)(2)	Proposed maximum offering price per share	Proposed maximum aggregate offering price(3)	Amount of registration fee(4)
Common stock, par value $0.0001 per share	38,125,254	N/A	$554.88	$124.50

(1)

Represents the maximum number of shares of common stock of Versartis, Inc., or Versartis, issuable to securityholders of Aravive Biologics, Inc., or Aravive, in the proposed merger described in the proxy statement/prospectus/information statement included herein. The amount of Versartis common stock to be registered is based on the estimated number of shares of Versartis common stock that are expected to be issued pursuant to the merger, prior to giving effect to the proposed reverse stock split, assuming a pre-split exchange ratio of 2.29 shares of Versartis common stock for each outstanding share of Aravive common stock. The estimated exchange ratio calculation contained herein is based upon Versartis’ and Aravive’s capitalization immediately prior to the date of this proxy statement/prospectus/information statement, and the number of shares of Versartis common stock issuable in the proposed merger will be adjusted to account for changes in Versartis’ fully diluted common stock prior to the closing of the merger and, under certain circumstances, the amount of cash retained by Versartis prior to the merger.

(2)

Pursuant to Rule 416 under the Securities Act of 1933, as amended, or Securities Act, there are also being registered such additional shares of Versartis common stock that may be issued because of events such as recapitalizations, stock dividends, stock splits and reverse stock splits, and similar transactions.

(3)

Estimated solely for purposes of calculation of the registration fee in accordance with Rule 457(f) of the Securities Act. Aravive is a private company and no market exists for its equity securities. Aravive has accumulated a capital deficit; therefore, pursuant to Rule 457(f)(2) under the Securities Act, the proposed maximum offering price is one-third of the aggregate par value of Aravive’s capital stock being acquired in the proposed merger, which is calculated by taking one-third of the product of the par value of $0.0001 and the maximum number of shares of Aravive capital stock that may be exchanged in the merger, or 16,646,401 shares of Aravive capital stock (computed as of August 1, 2018, the latest practicable date prior to the date of filing this registration statement, and inclusive of all shares of Aravive capital stock issuable upon conversion of any securities convertible into or exercisable for shares of Aravive capital stock).

(4)	Determined in accordance with Section 6(b) of the Securities Act at a rate equal to $124.50 per $1,000,000 of the proposed maximum aggregate offering price.

The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this proxy statement/prospectus/information statement is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This proxy statement/prospectus/information statement is not an offer to sell and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED AUGUST 3, 2018

PROPOSED MERGER

YOUR VOTE IS VERY IMPORTANT

To the Stockholders of Versartis, Inc. and Aravive Biologics, Inc.:

Versartis, Inc., a Delaware corporation, or Versartis, Velo Merger Sub, Inc., a Delaware corporation and a wholly-owned subsidiary of Versartis, or Merger Sub, and Aravive Biologics, Inc., a Delaware corporation, or Aravive, have entered into an Agreement and Plan of Merger and Reorganization, or Merger Agreement, pursuant to which Merger Sub will merge with and into Aravive, with Aravive surviving the merger as a wholly-owned subsidiary of the combined company. These transactions are referred to herein collectively as the “merger.” Following the merger, Versartis will be renamed “Aravive, Inc.” and is sometimes referred to herein as the “combined company.” The merger will result in a clinical-stage pharmaceutical company focused on developing Aravive’s therapeutics that target solid tumors and hematologic malignancies. Aravive’s primary therapeutic focus is the GAS6-AXL pathway, where AXL receptor signaling plays an important role in multiple types of malignancies by promoting metastasis, cancer cell survival, resistance to treatments, and immune suppression. Aravive’s technology originated in the laboratories of Dr. Amato Giaccia and his colleagues at Stanford University.

The Exchange Ratio (as defined below) was negotiated so that the pre-closing securityholders of each of Versartis and Aravive would beneficially own approximately 50% of the fully diluted shares of Versartis following the closing of the merger, subject to (a) Versartis’ cash at closing of the merger being within a projected range, and (b) not counting for purposes of the computation any outstanding options for Versartis common stock having an exercise price greater than $2.53 per share. Accordingly, at the closing of the merger, (i) each outstanding share of capital stock of Aravive will be converted into the right to receive approximately 2.29, or the Exchange Ratio, shares of Versartis common stock, subject to adjustment for any reverse stock split, (ii) each outstanding in-the-money Aravive stock option, whether vested or unvested, that has not been exercised prior to the effective time of merger will be converted into a stock option to purchase approximately 2.29 shares of Versartis common stock for each share of Aravive common stock covered by such option and (iii) all other outstanding Aravive stock options will be cancelled for no consideration. The Exchange Ratio provided in the preceding sentence is an estimate only and assumes that the Exchange Ratio is not adjusted for cash balances as described below in the section titled “The Merger Agreement.” The final Exchange Ratio will be determined pursuant to a formula described in more detail in the Merger Agreement and in this proxy statement/prospectus/information statement. For a more complete description of the Exchange Ratio, see the section titled “The Merger Agreement—Exchange Ratio” in this proxy statement/prospectus/information statement.

Shares of Versartis common stock are currently listed on the Nasdaq Global Select Market under the symbol “VSAR.” Prior to the closing of the merger, Versartis intends to file with The Nasdaq Stock Market, LLC, or Nasdaq, a notification form for the listing of additional shares with respect to the shares of Versartis common stock to be issued to the holders of Aravive capital stock in the merger so that these shares will be listed on the Nasdaq Global Select Market (or such other Nasdaq market on which the shares of Versartis common stock may then be listed) following the merger; provided, however, that in the event Versartis is so required pursuant to Nasdaq’s “reverse merger” rules, Versartis will file an initial listing application for the combined company’s common stock on Nasdaq. After the closing of the merger, the combined company is expected to trade on Nasdaq under the symbol “ARAV.” On                 , 2018, the last trading day before the date of this proxy statement/prospectus/information statement, the closing sale price of Versartis common stock was $        per share.

Versartis is holding a special meeting of stockholders in order to obtain the stockholder approvals necessary to complete the merger and other matters. At the Versartis special meeting, which will be held on                 , 2018 at                 , local time, at                 , unless postponed or adjourned to a later date, Versartis will ask its stockholders, among other things, to approve the issuance of shares of Versartis common stock as consideration in the merger and to approve an amendment to Versartis’ certificate of incorporation effecting a reverse stock split of Versartis common stock at a ratio in the range from 2-for-1 to 15-for-1, with such specific ratio to be mutually agreed upon by the respective Versartis and Aravive boards of directors or, if the Stock Issuance Proposal is not approved by Versartis stockholders, determined solely by the Versartis board of directors following the special meeting, each as described in this proxy statement/prospectus/information statement.

As described in this proxy statement/prospectus/information statement, certain Aravive stockholders who in the aggregate beneficially own approximately 78.6% of the outstanding shares of Aravive capital stock (on an as-converted to common stock basis), and certain Versartis stockholders who in the aggregate beneficially own approximately 15.3% of the outstanding shares of Versartis common stock, are parties to support agreements with Versartis and Aravive, respectively, pursuant to which such stockholders have agreed to vote such shares in favor of approving certain of the transactions contemplated by the Merger Agreement, including the merger and the issuance of shares of Versartis common stock pursuant to the Merger Agreement, respectively, subject to the terms of the support agreements. No meeting of Aravive stockholders to adopt the Merger Agreement and approve the merger and related transactions will be held. Instead, all Aravive stockholders will have the opportunity to vote to adopt the Merger Agreement and approve the merger and related transactions by signing and returning to Aravive a written consent following the registration statement on Form S-4, of which this proxy statement/prospectus/information statement is a part, being declared effective by the Securities and Exchange Commission. The holders of a sufficient number of shares of Aravive capital stock required to adopt the Merger Agreement and approve the merger and related transactions have agreed to adopt the Merger Agreement and approve the merger and related transactions via written consent. Aravive stockholders, including those who are parties to support agreements, are requested to execute written consents providing such approvals.

After careful consideration, the respective Versartis and Aravive boards of directors have unanimously approved the Merger Agreement and the transactions contemplated thereby, including the proposals referred to above. The Versartis board of directors unanimously recommends that its stockholders vote “FOR” each of the Stock Issuance Proposal, the Reverse Stock Split Proposal and the Adjournment Proposal, each as is described in this proxy statement/prospectus/information statement, and the Aravive board of directors unanimously recommends that its stockholders sign and return to Aravive the written consent indicating their adoption of the Merger Agreement and approval of the merger and related transactions.

More information about Versartis, Aravive and the proposed transactions are contained in this proxy statement/prospectus/information statement. Versartis and Aravive urge you to read this proxy statement/prospectus/information statement carefully and in its entirety. IN PARTICULAR, YOU SHOULD CAREFULLY CONSIDER THE MATTERS DISCUSSED UNDER “RISK FACTORS” BEGINNING ON PAGE 30.

Versartis and Aravive are excited about the opportunities the merger brings to both Versartis and Aravive stockholders, and thank you for your consideration and continued support.

Jay P. Shepard	Raymond Tabibiazar, M.D.
President and Chief Executive Officer	Executive Chairman
Versartis, Inc.	Aravive Biologics, Inc.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this proxy statement/prospectus/information statement. Any representation to the contrary is a criminal offense.

This proxy statement/prospectus/information statement is dated                 , 2018, and is first being mailed to Versartis and Aravive stockholders on or about                 , 2018.

VERSARTIS, INC.

1020 Marsh Rd

Menlo Park, California 94025

(650) 963-8580

NOTICE OF SPECIAL MEETING OF STOCKHOLDERS

To Be Held On                 , 2018

Dear Stockholders of Versartis:

On behalf of the board of directors of Versartis, Inc., a Delaware corporation, or Versartis, Versartis is pleased to deliver this proxy statement/prospectus/information statement for the proposed merger between Versartis and Aravive Biologics, Inc., a Delaware corporation, or Aravive, pursuant to which Velo Merger Sub, Inc., a wholly-owned subsidiary of Versartis, or Merger Sub, will merge with and into Aravive, with Aravive surviving the merger as a wholly-owned subsidiary of the combined company. The special meeting of Versartis stockholders (which will also serve as Versartis’ 2018 annual meeting of stockholders) will be held on                 , 2018 at ,                 local time, at                 , for the following purposes:

1.

To consider and vote upon a proposal to approve the issuance of shares of Versartis common stock pursuant to the Agreement and Plan of Merger and Reorganization, dated as of June 3, 2018, by and among Versartis, Merger Sub, and Aravive, a copy of which is attached as Annex A to this proxy statement/prospectus/information statement, or the Stock Issuance Proposal;

2.

To consider and vote upon an amendment to the certificate of incorporation of Versartis to effect a reverse stock split of Versartis common stock, at a ratio in the range from 2-for-1 to 15-for-1, with such specific ratio to be mutually agreed upon by Versartis and Aravive or, if the Stock Issuance Proposal is not approved by Versartis stockholders, determined solely by the Versartis board of directors following the special meeting, the form of which is attached as Annex B to this proxy statement/prospectus/information statement, or the Reverse Stock Split Proposal;

3.

To consider and vote upon the election of the two nominees for Class I directors named in this proxy statement/prospectus/information statement to the Versartis board of directors for a term of three years (provided, however, that if the merger is completed, the Versartis board of directors will be reconstituted as provided in the Merger Agreement), or the Election of Directors Proposal;

4.

To consider and vote upon the ratification of the appointment of PricewaterhouseCoopers LLP as Versartis’ independent registered public accounting firm for the fiscal year ending December 31, 2018, or the Accounting Firm Proposal; and

5.

To consider and vote upon an adjournment of the Versartis special meeting, if necessary, to solicit additional proxies if there are not sufficient votes in favor of Stock Issuance Proposal and/or the Reverse Stock Split Proposal, or the Adjournment Proposal.

The Versartis board of directors has fixed                 , 2018 as the record date for the determination of stockholders entitled to notice of, and to vote at, the Versartis special meeting and any adjournment or postponement thereof. Only holders of record of shares of Versartis common stock at the close of business on the record date are entitled to notice of, and to vote at, the Versartis special meeting. At the close of business on the record date, Versartis had                  shares of common stock outstanding and entitled to vote.

Your vote is important. The affirmative vote of the holders of a majority of the shares of Versartis common stock properly cast at the Versartis special meeting, presuming a quorum is present, is required for approval of the Stock Issuance Proposal, the Accounting Firm Proposal and the Adjournment Proposal. The affirmative vote of the holders of a majority of the Versartis common stock outstanding on the record date for the Versartis special meeting is required for the approval of the Reverse Stock Split Proposal. With respect to the Election of Directors Proposal, directors are elected by a plurality of the affirmative votes cast in person or by proxy at the Versartis special meeting, and the nominees for director receiving the highest number of affirmative votes will be elected. No Versartis Proposal is conditioned upon any other Versartis Proposal.

Even if you plan to attend the Versartis special meeting in person, Versartis requests that you sign and return the enclosed proxy to ensure that your shares will be represented at the Versartis special meeting if you are unable to attend.

By Order of the Versartis Board of Directors,

Jay P. Shepard

President and Chief Executive Officer

Menlo Park, California 94025

                    , 2018

THE VERSARTIS BOARD OF DIRECTORS HAS DETERMINED AND BELIEVES THAT EACH OF THE PROPOSALS OUTLINED ABOVE IS ADVISABLE TO, AND IN THE BEST INTERESTS OF, VERSARTIS AND ITS STOCKHOLDERS AND HAS APPROVED EACH SUCH PROPOSAL. THE VERSARTIS BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT VERSARTIS STOCKHOLDERS VOTE “FOR” EACH OF THE STOCK ISSUANCE PROPOSAL, THE REVERSE STOCK SPLIT PROPOSAL, EACH OF THE NOMINEES NAMED IN THE ELECTION OF DIRECTORS PROPOSAL, THE ACCOUNTING FIRM PROPOSAL AND THE ADJOURNMENT PROPOSAL.

REFERENCES TO ADDITIONAL INFORMATION

This proxy statement/prospectus/information statement incorporates by reference important business and financial information about Versartis from documents previously filed by Versartis with the Securities and Exchange Commission, or the SEC, that are not included in or delivered with this proxy statement/prospectus/information statement. In addition, Versartis files annual, quarterly and current reports, proxy statements and other business and financial information with the SEC. This information is available without charge to you upon written or oral request.

This registration statement to which this proxy statement/prospectus/information statement relates and the exhibits thereto, the information incorporated by reference herein and the other information filed by Versartis with the SEC is available for you to read and copy, without charge, at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the Public Reference Room.

You may also obtain this information without charge through the SEC website (www.sec.gov) or upon your written or oral request by contacting the President and Chief Executive Officer of Versartis, Inc., 1020 Marsh Rd., Menlo Park, California 94025 or by calling (650) 963-8580.

To ensure timely delivery of these documents, any request should be made no later than                     , 2018 to receive them before the special meeting.

For additional details about where you can find information about Versartis, please see the section titled “Where You Can Find More Information” in this proxy statement/prospectus/information statement.

ABOUT THIS PROXY STATEMENT/PROSPECTUS/INFORMATION STATEMENT

This proxy statement/prospectus/information statement, which forms part of a registration statement on Form S-4 filed with the SEC by Versartis (File No. 333-                ), constitutes a prospectus of Versartis under Section 5 of the Securities Act of 1933, as amended, or the Securities Act, with respect to the shares of Versartis common stock, par value $0.0001, of Versartis, Inc. to be issued pursuant to the Merger Agreement. This document also constitutes a notice of meeting and a proxy statement under Section 14(a) of the Securities Exchange Act of 1934, as amended, or the Exchange Act, with respect to the Versartis special meeting, at which Versartis stockholders will be asked to consider and vote on, among other matters, a proposal to adopt the Merger Agreement. This document also serves as an information statement of Aravive for use in soliciting the written consent of its stockholders for the adoption of the Merger Agreement and the approval of the merger and related transactions.

No one has been authorized to provide you with information that is different from that contained in, or incorporated by reference into, this proxy statement/prospectus/information statement. This proxy statement/prospectus/information statement is dated                     , 2018. The information contained in this proxy statement/prospectus/information statement is accurate only as of that date or, in the case of information in a document incorporated by reference, as of the date of such document, unless the information specifically indicates that another date applies.

This proxy statement/prospectus/information statement does not constitute an offer to sell, or a solicitation of an offer to buy, any securities, or the solicitation of a proxy, in any jurisdiction in which or from any person to whom it is unlawful to make any such offer or solicitation in such jurisdiction.

The information concerning Versartis contained in this proxy statement/prospectus/information statement or incorporated by reference has been provided by Versartis, and the information concerning Aravive contained in this proxy statement/prospectus/information statement has been provided by Aravive.

i

VERSARTIS EXECUTIVE COMPENSATION	138
Summary Compensation Table	138
Narrative to Summary Compensation Table	138
Outstanding Awards at Fiscal Year End	145
Potential Payments Upon Termination or Change in Control	146
ARAVIVE EXECUTIVE COMPENSATION	150
2017 Summary Compensation Table	150
Outstanding Equity Awards at December 31, 2017	151
Pension Benefits	152
Nonqualified Deferred Compensation	152
Aravive’s Employment Arrangements	152
Employment Benefits Plans	153
MATTERS BEING SUBMITTED TO A VOTE OF VERSARTIS STOCKHOLDERS	156
Versartis Proposal No. 1 (the Stock Issuance Proposal): Approval of the Issuance of Common Stock in the Merger	156
Versartis Proposal No. 2 (the Reverse Stock Split Proposal): Approval of the Amendment to the Certificate of Incorporation of Versartis Effecting the Reverse Stock Split at a Ratio in the Range from 2-for-1 to 15-for 1	156
Versartis Proposal No. 3 (Election of Directors Proposal): Election of Edmon R. Jennings and R. Scott Greer to serve on the Versartis board of directors as Class I directors for a three-year term	163
Versartis Proposal No. 4 (Accounting Firm Proposal): Ratification of Appointment of Independent Registered Public Accounting Firm	164
Versartis Proposal No. 5 (Adjournment Proposal): Approval of Possible Adjournment of the Versartis Special Meeting	165
VERSARTIS AND MERGER SUB BUSINESS	167
ARAVIVE BUSINESS	168
Overview	168
GAS6-AXL Pathway	168
Aravive-S6 (AVB-S6)	169
Manufacturing	173
Research and Development	174
Competition	174
License Agreement	174
CPRIT Grant	175
Intellectual Property	176
Trade Secrets
Government Regulation and Product Approval	177
U.S. Product Development Process	178
Employees	185
Advisors	185
Facilities	186
Legal Proceedings	186
ARAVIVE MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS	187
Overview	187
Critical Accounting Policies, Significant Judgments and Use of Estimates	188
Recently Issued Accounting Pronouncements	188

QUESTIONS AND ANSWERS ABOUT THE MERGER

The following are brief answers to some questions that you may have regarding the merger and the Versartis special meeting. The questions and answers in this section may not address all questions that might be important to you as a stockholder. For more detailed information, and for a description of the legal terms governing the merger, Versartis urges you to read carefully and in its entirety this proxy statement/prospectus/information statement, including the Annexes hereto, and the documents incorporated by reference herein, as well as the registration statement to which this proxy statement/prospectus/information statement relates, including the exhibits to the registration statement. For more information, please see the sections titled “Incorporation of Certain Documents by Reference” and “Where You Can Find More Information.”

Except where specifically noted, the following information and all other information contained in this proxy statement/prospectus/information statement does not give effect to the proposed reverse stock split of Versartis common stock described in the Reverse Stock Split Proposal in this proxy statement/prospectus/information statement.

The following section provides answers to frequently asked questions about the merger. This section, however, provides only summary information. For a more complete response to these questions and for additional information, please refer to the cross-referenced sections.

Q:	What is the merger?

A:

Versartis, Inc., or Versartis, and Aravive Biologics, Inc., or Aravive, have entered into an Agreement and Plan of Merger and Reorganization, dated June 3, 2018, or the Merger Agreement. The Merger Agreement contains the terms and conditions of the proposed business combination of Versartis and Aravive. Under the Merger Agreement, Velo Merger Sub, Inc., a wholly-owned subsidiary of Versartis, will merge with and into Aravive, with Aravive surviving the merger as a wholly-owned subsidiary of the combined company. Following the merger, Versartis will be renamed “Aravive, Inc.” and is referred to herein as the combined company.

Subject to the terms and conditions of the Merger Agreement, at the effective time of the merger, or the Effective Time, (a) each outstanding share of capital stock of Aravive (other than any shares held as treasury stock that will be cancelled), will be converted into the right to receive the number of shares of Versartis common stock equal to the Exchange Ratio described below and (b) each outstanding in-the-money Aravive stock option, whether vested or unvested, will be assumed by Versartis and converted into an option to purchase shares of Versartis common stock as described in the section titled “Treatment of Aravive Stock Options” below. All other outstanding Aravive stock options will be cancelled for no consideration. It is anticipated that all Aravive stock options will be in-the-money at the time of the merger.

The exchange ratio formula in the Merger Agreement was negotiated so that the pre-closing securityholders of each of Versartis and Aravive would beneficially own approximately 50% of the aggregate fully diluted number of equity securities of the combined company immediately following the Effective Time, or the Post-Closing Shares, subject to (i) Versartis’ cash at closing of the merger being within a projected range, and (ii) not counting for purposes of the computation any outstanding options for Versartis common stock having an exercise price greater than $2.53 per share. Accordingly, based on the number of securities of each company outstanding at June 30, 2018, it is estimated that the exchange ratio will be approximately 2.29, or the Exchange Ratio, so that each outstanding share of Aravive capital stock will be converted into the right to receive approximately 2.29 shares of Versartis common stock and each outstanding option to purchase Aravive common stock will be converted into an option to purchase approximately 2.29 shares of Versartis common stock.

On June 30, 2018, Versartis had outstanding 36,240,673 shares of common stock, 1,504,857 restricted stock units, or RSUs, 379,452 options to purchase Versartis common stock with an exercise price of $2.53 per share or less, and 2,506,333 options to purchase Versartis common stock with an exercise price of greater than $2.53 per share (the latter of which are excluded from the Exchange Ratio formula). On June 30, 2018, Aravive had outstanding 8,389,040 shares of Aravive common stock, 5,141,771 shares of Aravive preferred stock (each of which is convertible into one share of Aravive common stock), and options to purchase 3,115,591 shares of Aravive common stock. Accordingly, by way of example only and assuming that there is no adjustment required based on the cash position at closing of Versartis, if the closing had occurred on June 30, 2018, Versartis would have issued 30,989,614 shares of Versartis common stock to former Aravive stockholders and the holders of options to purchase Aravive common stock collectively would have exchanged such options for options to purchase a total of 7,135,638 shares of Versartis common stock. As a result, following the closing of the merger, Versartis would have had outstanding a total of 67,230,287 shares of Versartis common stock, 1,504,857 RSUs, and options to purchase 10,021,423 shares of Versartis common stock.

The actual Exchange Ratio will be fixed prior to closing to reflect Versartis’ and Aravive’s capitalization and Versartis’ cash position immediately prior to such time. For a more detailed discussion of the Exchange Ratio, please see the section titled “The Merger Agreement—Exchange Ratio.”

Q:	What will happen to Versartis if, for any reason, the merger does not close?

A:

If, for any reason, the merger does not close, the Versartis board of directors may elect to, among other things, attempt to complete another strategic transaction like the merger, attempt to sell or otherwise dispose of the various assets of Versartis or continue to operate the business of Versartis. Versartis may be unable to identify and complete an alternative strategic transaction or continue to operate the business due to limited cash availability, and it may be required to dissolve and liquidate its assets. In such case, Versartis would be required to pay all of its debts and contractual obligations, and to set aside certain reserves for potential future claims, and there can be no assurances as to the amount or timing of available cash left to distribute to stockholders after paying the debts and other obligations of Versartis and setting aside funds for reserves.

Q:	Why are the companies proposing to merge?

A:

Versartis and Aravive believe that the combined company will have several potential advantages, including: (i) a product candidate that has demonstrated its mechanism of action in its Phase 1 clinical trial, (ii) an efficient expected path to potential commercialization, (iii) operational synergies and (iv) an experienced management team.

Following the merger, the combined company will focus on developing Aravive’s innovative therapeutics that target solid tumors and hematologic malignancies. Aravive’s lead program is focused on inhibition of the GAS6-AXL signaling axis, which is a known target associated with the growth and proliferation of multiple tumor types. In preclinical studies, GAS6-AXL inhibition has shown activity, whether achieved by a single agent or in combination with a variety of anticancer therapies including radiation therapy, immuno-oncology agents, and drugs that affect DNA replication and repair. Clinically, elevated GAS6 levels have been associated with poor prognosis in cancer. In Aravive’s recently completed Phase 1 study of its first-in-class drug candidate, AVB-S6-500, Aravive demonstrated clinical proof-of-mechanism for AVB-S6-500 in neutralizing GAS6, based on analysis of the single ascending dose portion of the study which demonstrated a dose-dependent decrease in measurable, circulating free GAS6 in serum. Aravive plans to initiate an expanded clinical development program combining it with standard of care therapies in patients with a number of tumor types, initially in ovarian cancers in the second half of 2018.

For a more complete discussion of Versartis and Aravive reasons for the merger, please see the section titled “The Merger—Versartis Reasons for the Merger” and “The Merger—Aravive Reasons for the Merger.”

Q:	Why am I receiving this proxy statement/prospectus/information statement?

A:

You are receiving this proxy statement/prospectus/information statement because you have been identified as a stockholder of Versartis or Aravive as of the applicable record date, and you are entitled, as applicable, to vote at the Versartis stockholder meeting to approve among other things the issuance of shares of Versartis common stock pursuant to the Merger Agreement and reverse stock split, or sign and return the

Aravive written consent to adopt the Merger Agreement and approve the transactions contemplated thereby. This document serves as:

•	a proxy statement of Versartis used to solicit proxies for its special meeting of stockholders;

•	a prospectus of Versartis used to issue shares of Versartis common stock in exchange for shares of Aravive common stock in the merger; and

•	an information statement of Aravive used to solicit the written consent of its stockholders for the adoption of the Merger Agreement and the approval of the merger and related transactions.

Q:	What is required to consummate the merger?

A:

To consummate the merger, Versartis stockholders must approve the issuance of shares of Versartis common stock pursuant to the Merger Agreement. In addition, Aravive stockholders must adopt the Merger Agreement and approve the merger and the transactions contemplated thereby.

The approval of the issuance of Versartis common stock pursuant to the Merger Agreement by the stockholders of Versartis requires the affirmative vote of the holders of a majority of the shares of Versartis common stock properly cast at the Versartis special meeting, presuming a quorum is present at the meeting. The approval of the reverse stock split is not a condition to the closing of the merger.

The adoption of the Merger Agreement and the approval of the merger and related transactions by the stockholders of Aravive requires the affirmative vote of:

•	the holders of a majority of the outstanding shares of Aravive common stock and preferred stock, voting together as a single class;

•	the holders of at least a majority of the outstanding shares of Aravive preferred stock voting together as a separate class; and

•	the holders of at least a majority of the outstanding shares of Aravive common stock voting together as a separate class.

In addition to the requirement of obtaining such stockholder approval and appropriate regulatory approvals, each of the other closing conditions set forth in the Merger Agreement must be satisfied or waived.

Certain Aravive stockholders including certain directors and executive officers who in the aggregate beneficially own approximately 78.6% of the outstanding shares of Aravive capital stock (on an as converted to common stock basis), and certain Versartis stockholders, including all of the directors and executive officers of Versartis, who in the aggregate beneficially own 15.3% of the outstanding shares of Versartis common stock, are parties to support agreements with Versartis and Aravive, respectively, pursuant to which such stockholders have agreed to vote for the adoption of the Merger Agreement and the merger and for the issuance of Versartis common stock in the merger pursuant to the Merger Agreement, respectively, pursuant to the terms of the support agreements. In addition, following the registration statement on Form S-4, of which this proxy statement/prospectus/information statement is a part, being declared effective by the SEC and pursuant to the conditions of the Merger Agreement, Aravive stockholders who are party to the support agreements will each execute written consents approving the merger and related transactions. The holders of a sufficient number of shares of Aravive capital stock required to adopt the Merger Agreement have agreed to adopt the Merger Agreement via written consent. Aravive stockholders, including those who are parties to support agreements, are requested to execute written consents providing such approvals. For a more detailed discussion of the support agreements see the section titled “Agreements Related to the Merger—Support Agreements and Written Consent.”

For a more complete description of the closing conditions under the Merger Agreement, please see the section titled “The Merger Agreement—Conditions to the Closing of the Merger.”

Q:	What will Aravive securityholders receive in the merger?

A:

As a result of the merger and in accordance with the Exchange Ratio, Aravive securityholders will become entitled to receive shares of Versartis common stock and options to purchase Versartis common stock, as applicable, equal to approximately 48% of the aggregate number of Post-Closing Shares. The exchange ratio formula in the Merger Agreement was negotiated so that the pre-closing securityholders of each of Versartis and Aravive would beneficially own approximately 50% of the aggregate fully diluted number of equity securities of the combined company immediately following the Effective Time, or the Post-Closing Shares, subject to (i) Versartis’ cash at closing of the merger being within a projected range, and (ii) not counting for purposes of the computation any outstanding options for Versartis common stock having an exercise price greater than $2.53 per share. Accordingly, any outstanding options of Versartis common stock having an exercise price greater than $2.53 per share were not reflected in the computation of the Exchange Ratio but are reflected in the computation of the expected ownership of 48% of the Post-Closing Shares by the Aravive securityholders.

For a more complete description of what Aravive securityholders will receive in the merger, please see the sections titled “Market Price and Dividend Information” and “The Merger Agreement—Merger Consideration.”

Q:	What will Versartis securityholders receive in the merger?

A:

Versartis securityholders will not receive any new securities in the merger, but will instead retain ownership of their shares of Versartis common stock and options to purchase shares of Versartis common stock equal to approximately 52% of the aggregate number of Post-Closing Shares.

Q:	Who will be the directors of the combined company following the merger?

A:

Upon the closing of the merger, the combined company’s board of directors is expected to be composed of seven directors. Three of the directors will be designated by Versartis, three of the directors will be designated by Aravive and one will be designated mutually by the parties:

The table below provides the names and principal affiliation of the individuals currently identified to serve as directors of the combined company following the consummation of the merger.

Name	Current Principal Affiliation
Jay P. Shepard(1)	President and Chief Executive Officer, Versartis
Srinivas Akkaraju, M.D., Ph.D.(1)	Managing General Partner, Samsara BioCapital
Shahzad Malik, M.D.(1)	General Partner, Advent Life Sciences
Raymond Tabibiazar, M.D.(2)	Executive Chairman, Aravive

(1)	Versartis designee
(2)	Aravive designee

Q:	Who will be the executive officers of combined company immediately following the merger?

A:	Upon the closing of the merger, the executive management team of the combined company is expected to be composed of the following persons:

Name	Combined Company Position(s)	Current Position(s)
Jay P. Shepard	Chief Executive Officer	President and Chief Executive Officer of Versartis
Vinay Shah	Chief Financial Officer	Chief Financial Officer of Aravive

Q:	What are the intended U.S. federal income tax consequences of the merger to Aravive’s United States stockholders?

A:

Each of Versartis and Aravive intends that the merger qualify as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended, or the Code. In general, the material tax consequences to U.S. Holders (as defined herein) of Aravive common stock are expected to be as follows:

•

Each Aravive stockholder should not generally recognize gain or loss upon the exchange of Aravive common stock for Versartis common stock pursuant to the merger, except to the extent of cash received in lieu of a fractional share of Versartis common stock as described below; and

•

Each Aravive stockholder should recognize gain or loss to the extent any cash received in lieu of a fractional share of Versartis common stock exceeds or is less than the basis of such fractional share.

However, there are many requirements that must be satisfied in order for the merger to be treated as a reorganization under Section 368(a) of the Code, some of which are based upon factual determinations, and the reorganization treatment could be affected by actions taken after the merger. If the merger failed to qualify as a reorganization under Section 368(a) of the Code, Aravive stockholders generally would recognize the full amount of gains and losses realized on the exchange of their Aravive common stock for Versartis common stock in the merger.

Tax matters are very complicated, and the tax consequences of the merger to a particular Aravive stockholder will depend on such stockholder’s circumstances. Accordingly, you should consult your tax advisor for a full understanding of the tax consequences of the merger to you, including the applicability and effect of federal, state, local and foreign income and other tax laws. For more information, please see the section titled “The Merger—Certain Material U.S. Federal Income Tax Consequences of the Merger.”

Q:	Do persons involved in the merger have interests that may conflict with mine as a Versartis stockholder?

A:

Yes. In considering the recommendation of the Versartis board of directors with respect to issuing shares of Versartis common stock pursuant to the Merger Agreement and the other matters to be acted upon by Versartis stockholders at the Versartis special meeting, Versartis stockholders should be aware that certain members of the Versartis board of directors and executive officers of Versartis have interests in the merger that may be different from, or in addition to, interests they have as Versartis stockholders.

As of June 30, 2018, Versartis’ directors and executive officers beneficially owned approximately 15.1% of the shares of Versartis common stock. Jay P. Shepard, currently Versartis’s President and Chief Executive Officer, will continue as the Chief Executive officer of the combined company at the effective time of the merger. Additionally, Jay P. Shepard, Srinivas Akkaraju and Shahzad Malik, currently members of the Versartis board of directors, are expected to continue as directors of the combined company at the effective time of the merger, with Dr. Akkaraju serving as the chairman of the board of the combined company.

Additionally, as of June 30, 2018, Srinivas Akkaraju, a member of the Versartis board of directors and a former member of the Aravive board of directors, owns 72,250 shares of Aravive common stock.

Versartis’ directors and executive officers have entered into support agreements in connection with the merger. For more information, please see the sections titled “The Merger—Interests of the Versartis Directors and Executive Officers in the Merger” and “Agreements Related to the Merger-Support Agreements and Written Consent.”

Q:	Do persons involved in the merger have interests that may conflict with mine as an Aravive stockholder?

A:

Yes. In considering the recommendation of the Aravive board of directors with respect to approving the merger and related transactions by written consent, Aravive stockholders should be aware that certain members of the Aravive board of directors and executive officers of Aravive have interests in the merger that may be different from, or in addition to, interests they have as Aravive stockholders.

All of Aravive’s executive officers have Aravive common stock and options to purchase shares of Aravive common stock which will convert into options to purchase a number of shares of Versartis common stock determined by the Exchange Ratio, rounding any resulting fractional shares down to the nearest whole share, certain of Aravive’s directors and certain of its executive officers are expected to become directors and executive officers of Versartis upon the closing of the merger and all of Aravive’s directors and executive officers are entitled to certain indemnification and liability insurance coverage pursuant to the terms of the Merger Agreement. Additionally, all outstanding options held by Aravive directors and officers will accelerate fully and vest in connection with the closing of the merger. Aravive’s directors and executive officers have entered into support agreements in connection with the merger.

For more information, please see the sections titled “The Merger—Interests of the Aravive Directors and Executive Officers in the Merger” and “Agreements Related to the Merger-Support Agreements and Written Consent.”

Q:	As a Versartis stockholder, how does the Versartis board of directors recommend that I vote?

A:	After careful consideration, the Versartis board of directors unanimously recommends that Versartis stockholders vote:

•	“FOR” the Stock Issuance Proposal to consider and vote upon the issuance of shares of Versartis common stock pursuant to the Merger Agreement;

•

“FOR” the Reverse Stock Split Proposal to consider and vote upon the amendment to the certificate of incorporation of Versartis to effect a reverse stock split of Versartis common stock, at a ratio in the range from 2-for-1 to 15-for-1, with such specific ratio to be mutually agreed upon by Versartis and Aravive or, if the Stock Issuance Proposal is not approved by Versartis stockholders, determined solely by the Versartis board of directors following the special meeting;

•

“FOR” the election of each of the two director nominees named in the Election of Directors Proposal in this proxy statement/prospectus/information statement to serve on the Versartis board of directors as Class I directors for a three-year term;

•	“FOR” the Accounting Firm Proposal to ratify the appointment of PricewaterhouseCoopers LLP as Versartis’ independent registered public accounting firm for the fiscal year ending December 31, 2018; and

•

“FOR” the Adjournment Proposal to adjourn the special meeting, if necessary, if a quorum is present, to solicit additional proxies if there are not sufficient votes in favor of the Stock Issuance Proposal and/or Reverse Stock Split Proposal.

If on the date of the Versartis special meeting, or a date preceding the date on which the Versartis special meeting is scheduled, Versartis reasonably believes that (i) it will not receive proxies sufficient to obtain the required vote to approve the Versartis Proposals, whether or not a quorum would be present or (ii) it will not have sufficient shares of Versartis common stock represented (whether in person or by proxy) to constitute a quorum necessary to conduct the business of the Versartis special meeting, Versartis may postpone or adjourn, or make one or more successive postponements or adjournments of, the Versartis special meeting as long as the date of the Versartis special meeting is not postponed or adjourned more than an aggregate of 30 calendar days in connection with any postponements or adjournments.

No Versartis Proposal is contingent upon any other Versartis Proposal. Therefore, assuming all other closing conditions have been either satisfied or waived, the merger will be consummated even if the Reverse Stock Split Proposal is not approved by Versartis’ stockholders.

Q:	As an Aravive stockholder, how does the Aravive board of directors recommend that I vote?

A:

After careful consideration, the Aravive board of directors recommends that Aravive stockholders execute the written consent indicating their votes in favor of the adoption of the Merger Agreement and the approval of the merger and the transactions contemplated thereby.

Q:

What risks should I consider in deciding whether to vote in favor of the issuance of shares of Versartis common stock pursuant to the Merger Agreement or to execute and return the written consent approving the Merger Agreement and the transactions contemplated thereby, as applicable?

A:

You should carefully review this proxy statement/prospectus/information statement, including the section titled “Risk Factors,” which sets forth certain risks and uncertainties related to the merger, risks and uncertainties to which the combined company’s business will be subject, and risks and uncertainties to which each of Versartis and Aravive, as an independent company, is subject. You also should read and carefully consider the risk factors relating to Versartis contained in the documents that are incorporated by reference into this proxy statement/prospectus/information statement.

Q:	When do you expect the merger to be consummated?

A:

The merger is anticipated to close as soon as possible after the Versartis special meeting is held on                     , 2018, but Versartis cannot predict the exact timing. For more information, please see the section titled “The Merger Agreement—Conditions to the Closing of the Merger.”

Q:	What do I need to do now?

A:	Versartis and Aravive urge you to read this proxy statement/prospectus/information statement carefully, including its annexes, and to consider how the merger affects you.

If you are a Versartis stockholder, you may provide your proxy instructions in one of two different ways. First, you can mail your signed proxy card in the enclosed return envelope. Second, you may also provide your proxy instructions via the Internet by following the instructions on your proxy card or voting instruction form. Please provide your proxy instructions only once, unless you are revoking a previously delivered proxy instruction, and as soon as possible so that your shares can be voted at the special meeting of Versartis stockholders.

If you are an Aravive stockholder, you may execute and return your written consent to Aravive in accordance with the instructions provided.

Q:	What happens if I do not return a proxy card or otherwise provide proxy instructions, as applicable?

A:

If you are a stockholder of record and you return a signed proxy card without marking any selections, your shares will be voted “FOR” each of the Stock Issuance Proposal, the Reverse Stock Split Proposal, the Election of Directors Proposal, the Accounting Firm Proposal and the Adjournment Proposal.

If you are a beneficial owner of shares of Versartis common stock and do not instruct your broker, bank, or other agent how to vote your shares, the question of whether your broker or nominee will still be able to vote your shares depends on whether the New York Stock Exchange, or the NYSE, deems the particular proposal to be a “routine” matter and how your broker or nominee exercises any discretion they may have in the voting of the shares that you beneficially own. Brokers and nominees can use their discretion to vote “uninstructed” shares with respect to matters that are considered to be “routine,” but not with respect to “non-routine” matters. Under the rules and interpretations of the NYSE, “non-routine” matters are matters that may substantially affect the rights or privileges of stockholder, such as mergers, stockholder proposals, elections of directors (even if not contested), executive compensation (including any advisory stockholder votes on executive compensation and on the frequency of stockholder votes on executive compensation), and certain corporate governance proposals, even if management-supported.

For any Versartis Proposal that is considered a “routine” matter, your broker or nominee may vote your shares in its discretion either for or against the proposal even in the absence of your instruction. For any Versartis Proposal that is considered a “non-routine” matter for which you do not give your broker instructions, the Versartis shares will be treated as broker non-votes. Broker non-votes occur when a beneficial owner of shares held in street name does not give instructions to the broker or nominee holding the shares as to how to vote on matters deemed “non-routine.” Broker non-votes will not be considered to be shares “entitled to vote” at the meeting and will not be counted as having been voted on the applicable proposal.

Versartis believes that only the Reverse Stock Split Proposal and the Accounting Firm Proposal will be considered “routine” matters by the NYSE and all of the other Versartis Proposals will be considered “non-routine” matters. This belief may be incorrect or change before the special meeting. Therefore, if you are a beneficial owner and want to ensure that shares you beneficially own are voted in favor or against any or all of the Versartis Proposals, the only way you can do so is to give your broker or nominee specific instructions as to how the shares are to be voted.

Q:	May I vote in person at the special meeting of stockholders of Versartis?

A:

If your shares of Versartis common stock are registered directly in your name with the Versartis transfer agent, you are considered to be the stockholder of record with respect to those shares, and the proxy materials and proxy card are being sent directly to you by Versartis. If you are a Versartis stockholder of record, you may attend the special meeting of Versartis stockholders and vote your shares in person. Even if you plan to attend the Versartis special meeting in person, Versartis requests that you sign and return the enclosed proxy to ensure that your shares will be represented at the Versartis special meeting if you are unable to attend. If your shares of Versartis common stock are held in a brokerage account or by another nominee, you are considered the beneficial owner of shares held in “street name,” and the proxy materials are being forwarded to you by your broker or other nominee together with a voting instruction card. As the beneficial owner, you are also invited to attend the special meeting of Versartis stockholders. Because a beneficial owner is not the stockholder of record, you may not vote these shares in person at the Versartis special meeting unless you obtain a proxy from the broker, trustee or nominee that holds your shares, giving you the right to vote the shares at the meeting.

Q:	When and where is the special meeting of Versartis stockholders being held?

A:

The special meeting of Versartis stockholders will be held at                 , at local time, on                     , 2018. Subject to space availability, all Versartis stockholders as of the record date, or their duly appointed proxies, may attend the meeting. Since seating is limited, admission to the meeting will be on a first-come, first-served basis.

Q:	If my Versartis shares are held in “street name” by my broker, will my broker vote my shares for me?

A:

Unless your broker has discretionary authority to vote on certain “routine” matters, your broker will not be able to vote your shares of Versartis common stock on matters requiring discretionary authority without instructions from you.

Versartis believes that brokers will not have discretionary authority to vote for the Stock Issuance Proposal, the Election of Directors Proposal or the Adjournment Proposal, as Versartis believes such matters to be “non-routine” under the applicable rules of the NYSE. To make sure that your vote is counted, you should instruct your broker to vote your shares, following the procedures provided by your broker.

Versartis believes that brokers will have discretionary authority to vote for the Reverse Stock Split Proposal and the Accounting Firm Proposal as Versartis believes such matters to be “routine” under the applicable rules of the NYSE.

Q:	May I change my vote after I have submitted a proxy or provided proxy instructions?

A:

Versartis stockholders of record, other than those Versartis stockholders who are parties to support agreements, may change their vote at any time before their proxy is voted at the Versartis special meeting in one of three ways. First, a Versartis stockholder of record can send a written notice to the Secretary of Versartis stating that it would like to revoke its proxy. Second, a Versartis stockholder of record can submit new proxy instructions either on a new proxy card or via the Internet. Third, a Versartis stockholder of record can attend the Versartis special meeting and vote in person. Attendance alone will not revoke a proxy. If a Versartis stockholder of record or a stockholder who owns Versartis shares in “street name” has instructed a broker to vote its shares of Versartis common stock, the stockholder must follow directions received from its broker to change those instructions.

Q:	Who is paying for this proxy solicitation?

A:

Versartis will bear the costs of printing and filing this proxy statement/prospectus/information statement and proxy card. Arrangements will also be made with brokerage firms and other custodians, nominees and fiduciaries who are record holders of Versartis common stock for the forwarding of solicitation materials to the beneficial owners of Versartis common stock. Versartis will reimburse these brokers, custodians, nominees and fiduciaries for the reasonable out-of-pocket expenses they incur in connection with the forwarding of solicitation materials. Versartis has engaged D.F. King & Co., Inc. to assist in the solicitation of proxies and provide related advice and informational support, for a service fee, plus customary disbursements, which are not expected to exceed $10,000 in total, which shall be paid by Versartis.

Q:	Who can help answer my questions?

A:

If you are a Versartis stockholder and would like additional copies, without charge, of this proxy statement/prospectus/information statement or if you have questions about the merger, including the procedures for voting your shares, you should contact Versartis’ proxy solicitor:

D.F. King & Co., Inc.

(800) 848-3374 (toll free)

(212) 269-5550 (collect)

If you are an Aravive stockholder and would like additional copies, without charge, of this proxy statement/prospectus/information statement or if you have questions about the merger, including the procedures for voting your shares, you should contact:

Aravive Biologics, Inc.

LyondellBasell Tower

1221 McKinney Street, Suite 3200

Houston, Texas 77010

Attention: Executive Chairman

PROSPECTUS SUMMARY

This summary highlights selected information from this proxy statement/prospectus/information statement and may not contain all of the information that is important to you. To better understand the merger, the proposals being considered at the Versartis special meeting and the Aravive stockholder actions that are the subject of the written consent, you should read this entire proxy statement/prospectus/information statement carefully, including the Merger Agreement and the other annexes to which you are referred to herein. For more information, please see the section titled “Where You Can Find More Information.”

The Parties

Versartis, Inc.

1020 Marsh Rd.

Menlo Park, California

94025 (650) 963-8580

Versartis, Inc., or Versartis, is a biopharmaceutical company that had been developing a novel long-acting form of recombinant human growth hormone, somavaratan (VRS-317), for growth hormone deficiency, or GHD, an orphan disease. In September 2017, Versartis announced that the VELOCITY Phase 3 clinical trial of somavaratan in pediatric growth hormone deficiency failed to meet its primary endpoint of non-inferiority. All ongoing clinical trials of somavaratan have concluded and currently Versartis does not intend to further develop somavaratan.

Versartis is a Delaware corporation headquartered in Menlo Park, California. Versartis’ common stock is traded on the Nasdaq Global Select Market under the symbol “VSAR.”

For additional information regarding Versartis, please refer to its Annual Report on Form 10-K and Form 10-K/A for the year ended December 31, 2017, as filed with the SEC and incorporated by reference into this proxy statement/prospectus/information statement, as well as Versartis’ other filings with the Securities and Exchange Commission. For more information, please see the section titled “Where You Can Find More Information.”

Aravive Biologics, Inc.

LyondellBasell Tower

1221 McKinney Street, Suite 3200

Houston, Texas 77010

(936) 355-1910

Aravive Biologics, Inc., is a clinical-stage pharmaceutical company focused on developing Aravive’s therapeutics that target solid tumors and hematologic malignancies. Aravive’s primary therapeutic focus is the GAS6-AXL pathway, where AXL receptor signaling plays a critical role in multiple types of malignancies by promoting metastasis and cancer cell survival. Aravive’s technology originated in the laboratories of Dr. Amato Giaccia and his colleagues at Stanford University.

Velo Merger Sub, Inc.

1020 Marsh Rd.

Menlo Park, California 94025

(650) 963-8580

Velo Merger Sub, Inc., or Merger Sub, is a wholly-owned subsidiary of Versartis and was formed solely for the purposes of carrying out the merger.

The Merger

If the merger is consummated, Merger Sub will merge with and into Aravive, with Aravive surviving the merger as a wholly-owned subsidiary of the combined company.

Subject to the terms and conditions of the Merger Agreement, at the effective time of the merger, or the Effective Time, (a) each outstanding share of capital stock of Aravive will be converted into the right to receive approximately 2.29, or the Exchange Ratio, shares of Versartis common stock, subject to adjustment for any Versartis reverse stock split, and (b) each outstanding in-the-money Aravive stock option, whether vested or unvested, that has not been exercised prior to the Effective Time will be converted into a stock option to purchase approximately 2.29 shares of Versartis common stock for each share of Aravive common stock covered by such option. The Exchange Ratio is an estimate only and the final Exchange Ratio will be determined pursuant to a formula described in more detail in the Merger Agreement and in this proxy statement/prospectus/information statement.

Under the Exchange Ratio formula in the Merger Agreement, as of immediately after the merger and assuming no adjustments for cash balances as provided for in the Merger Agreement, the former Aravive securityholders are expected to own approximately 48% of the Post-Closing Shares, and the securityholders of Versartis as of immediately prior to the merger are expected to own approximately 52% of the aggregate number of Post-Closing Shares. The exchange ratio formula in the Merger Agreement was negotiated so that the pre-closing securityholders of each of Versartis and Aravive would beneficially own approximately 50% of the aggregate fully diluted number of equity securities of the combined company immediately following the Effective Time, or the Post-Closing Shares, subject to (i) Versartis’ cash at closing of the merger being within a projected range and (ii) not counting for purposes of the computation any outstanding options for Versartis common stock having an exercise price greater than $2.53 per share. Accordingly, any outstanding options of Versartis common stock having an exercise price greater than $2.53 per share were not reflected in the computation of the Exchange Ratio but are reflected in the computation of the expected ownership of 48% of the Post-Closing Shares by the Aravive securityholders. The Exchange Ratio will be fixed prior to closing to reflect Versartis’ and Aravive’s capitalization as of immediately prior to such time. These percentages assume that the Exchange Ratio is not adjusted, as described in the section titled “The Merger Agreement—Merger Consideration” below. For a more complete description of the Exchange Ratio, see the section titled “The Merger Agreement—Exchange Ratio” in this proxy statement/prospectus/information statement.

The closing of the merger will occur no later than the second business day after the last of the conditions to the merger has been satisfied or waived, or at another time as Versartis and Aravive agree. Versartis and Aravive anticipate that the closing of the merger will occur promptly after the Versartis special meeting. However, because the merger is subject to a number of conditions, neither Versartis nor Aravive can predict exactly when the closing will occur or if it will occur at all. After the closing of the merger, the name of the combined company will be changed from “Versartis, Inc.” to “Aravive, Inc.”

Reasons for the Merger

On September 21, 2017, Versartis issued a press release announcing that the VELOCITY Phase 3 clinical trial of somavaratan in GHD did not meet its primary endpoint of non-inferiority. Following this press release, Versartis initiated a process to identify and evaluate potential strategic alternatives available to Versartis and retained Cowen and Company LLC, or Cowen, to serve as its financial advisor and assist in its exploration of potential strategic alternatives. After a comprehensive review of strategic alternatives, on June 3, 2018, Versartis announced the signing of a definitive merger agreement with Aravive.

In reaching its unanimous decision to approve the Merger Agreement and the transactions contemplated thereby, the Versartis board of directors considered a number of factors, including, among others, the following:

•	the fact that the VELOCITY Phase 3 clinical trial of somavaratan in GHD did not meet its primary endpoint of non-inferiority;

•

the historical and current information concerning Versartis’ business, financial performance, financial condition, including Versartis’ cash position, operations, management and competitive position, the prospects of Versartis and its product candidates, and the nature of the biotechnology industry generally, including financial projections of Versartis under various scenarios and its short-and long-term strategic objectives;

•	that Aravive’s proprietary technology as well as its clinical stage candidate addresses sizeable market opportunities, and may provide new medical benefits for patients and returns for investors;

•	that the merger would provide existing Versartis stockholders a significant opportunity to participate in the potential growth of the combined company following the merger; and

•

the terms of the Merger Agreement and associated transactions, including the relative percentage ownership of Versartis securityholders and Aravive securityholders immediately following the closing of the merger, the reasonableness of the fees and expenses related to the merger and the likelihood that the merger will be completed.

For more information on the Aravive board of directors’ reasons for the transaction, see the section titled “The Merger—Aravive Reasons for the Merger.”

Opinion of the Financial Advisor to the Versartis Board of Directors

The Versartis board of directors engaged Cowen to provide financial advisory and investment banking services in connection with the Versartis board of directors’ consideration and evaluation of certain potential strategic alternatives. On June 2, 2018, Cowen delivered its oral opinion to the Versartis board of directors, which opinion was confirmed in writing on the same date, that, as of the date of such opinion, and based upon and subject to the assumptions made, procedures followed, matters considered, limitations of the review undertaken, qualifications contained and other matters set forth in its written opinion, as of June 2, 2018, the exchange ratio to be paid by Versartis in the merger pursuant to the Merger Agreement was fair, from a financial point of view, to Versartis.

The full text of Cowen’s written opinion, which sets forth the assumptions made, procedures followed, matters considered, limitations of the review undertaken, qualifications contained and other matters set forth therein, is attached as Annex C to this proxy statement/prospectus/information statement and is incorporated herein by reference. Versartis urges you to carefully read the Cowen opinion, together with the description of such opinion included elsewhere in this proxy statement/prospectus/information statement, in its entirety, under the heading “The Merger—Opinion of the Financial Advisor to the Versartis Board of Directors” starting on page 88 of this proxy statement/prospectus/information statement. Cowen provided its opinion to the Versartis board of directors (in their capacity as such) for its information and assistance in connection with its consideration of the financial terms of the merger and it may not be used for any other purpose. Cowen’s opinion addressed solely the fairness, from a financial point of view, of the exchange ratio to be paid by Versartis in the merger pursuant to the Merger Agreement, to Versartis. Cowen’s opinion does not compare the relative merits of the merger with any other alternative transactions or business strategies which may have been available to Versatis and does not address the underlying business decision of the Versartis board of directors or Versartis to proceed with or effect the merger. Cowen’s opinion does not constitute a recommendation to the Versartis board of directors as to how the Versartis board of directors should vote on the merger or to any stockholder of Versartis or Aravive as to how any such stockholder should vote at any stockholders’ meeting at which the merger is considered, or whether or not any stockholder of Versartis or Aravive should enter into a voting, shareholders’, or affiliates’ agreement with respect to the merger or exercise any dissenter’s or appraisal rights that may be applicable to such stockholder, or take any other actions in connection with the merger or otherwise. For a more complete discussion of Cowen’s opinion, see the section titled “The Merger—Opinion of the Financial Advisor to the Versartis Board of Directors.”

Overview of the Merger Agreement and Agreements Related to the Merger Agreement

Merger Consideration

At the closing of the merger:

•	each outstanding share of capital stock of Aravive will be converted into the right to receive approximately 2.29 shares of Versartis common stock, subject to adjustment for any reverse stock split;

•

each outstanding in-the-money Aravive stock option, whether vested or unvested, that has not been exercised prior to the Effective Time will be converted into a stock option to purchase approximately 2.29 shares of Versartis common stock for each share of Aravive common stock covered by such option; and

•	all other outstanding Aravive stock options will be cancelled for no consideration.

Immediately after the merger, based on the Exchange Ratio, Aravive securityholders will own approximately 48% of the Post-Closing Shares, and Versartis securityholders will own approximately 52% of the Post-Closing Shares. The exchange ratio formula in the Merger Agreement was negotiated so that the pre-closing securityholders of each of Versartis and Aravive would beneficially own approximately 50% of the aggregate fully diluted number of equity securities of the combined company immediately following the Effective Time, or the Post-Closing Shares, subject to (i) Versartis’ cash at closing of the merger being within a projected range and (ii) not counting for purposes of the computation any outstanding options for Versartis common stock having an exercise price greater than $2.53 per share. Accordingly, any outstanding options of Versartis common stock having an exercise price greater than $2.53 per share were not reflected in the computation of the Exchange Ratio but are reflected in the computation of the expected ownership of 48% of the Post-Closing Shares by the Aravive securityholders. The Exchange Ratio is an estimate only and the final Exchange Ratio will be determined pursuant to a formula described in more detail in the Merger Agreement and in this proxy statement/prospectus/information statement. Adjustments to the Exchange Ratio are described in more detail in the Merger Agreement and in this proxy statement/prospectus/information statement.

The Merger Agreement does not include a price-based termination right, and there will be no adjustment to the total number of shares of Versartis common stock that Aravive securityholders will be entitled to receive for changes in the market price of Versartis common stock. The Exchange Ratio may be adjusted to reflect cash balances for Versartis, as provided for in the Merger Agreement.

Accordingly, the market value of the shares of Versartis common stock issued pursuant to the Merger Agreement will depend on the market value of the shares of Versartis common stock at the time the Merger closes and could vary significantly from the market value on the date of this proxy statement/prospectus/information statement. On                     , 2018, the last trading day before the date of this proxy statement/prospectus/information statement, the closing sale price of Versartis common stock was $        per share.

Treatment of Versartis Stock Options

All options to purchase shares of Versartis common stock will remain outstanding immediately after the Effective Time in accordance with their terms. The number of shares of Versartis common stock underlying such options and the exercise prices for such options will be appropriately adjusted to reflect Versartis’ proposed reverse stock split, if consummated. The terms governing options to purchase shares of Versartis common stock will remain in full force and effect following the closing of the merger.

Treatment of Aravive Stock Options

At the Effective Time, each in-the-money option to purchase capital stock issued by Aravive that is outstanding and unexercised immediately prior to the Effective Time under Aravive’s 2010 and 2017 Equity Incentive Plans, or the Aravive Benefit Plans, whether or not vested, shall be assumed by Versartis and converted into an option to purchase shares of Versartis common stock. Versartis will assume the Plan and each such option in accordance with the terms of the Plan and the terms of the stock option agreement by which such option is evidenced. From and after the Effective Time, each Aravive option assumed by Versartis may be exercised for such number of shares of Versartis common stock as is determined by multiplying the number of shares of Aravive common stock that were subject to the Aravive option by the Exchange Ratio, and rounding the resulting number down to the nearest whole number of shares of Versartis common stock. The per share exercise price of the converted option will be determined by dividing the existing per share exercise price of the Aravive option by the Exchange Ratio, and rounding to the resulting exercise price up to the nearest whole cent. Any restrictions on the exercise of any Aravive option assumed by Versartis will continue following the conversion, and the term, exercisability, vesting schedule and other provisions of the Aravive option will generally remain unchanged; provided, that any Aravive options assumed by Versartis may be subject to adjustment to reflect changes in Versartis’ capitalization after the Effective Time and that the Versartis board of directors or a committee thereof will succeed to the authority and responsibility of the Aravive board of directors or a committee thereof with respect to each assumed Aravive option.

Conditions to the Closing of the Merger

To consummate the merger, a majority of shares of Versartis common stock present in person or represented by proxy at a stockholder meeting at which a quorum is present must approve the issuance of shares of Versartis common stock pursuant to the Merger Agreement.

The Aravive stockholders holding the securities set forth below must approve and adopt the Merger Agreement and the transactions contemplated thereby, including the merger:

•	the majority of shares of common stock and preferred stock (voting as a single class);

•	the majority of the shares of Aravive’s common stock (voting as a separate class); and

•	the majority of the shares of Aravive’s preferred stock (voting as a separate class).

In addition to obtaining such stockholder approvals, each of the other closing conditions set forth in the Merger Agreement must be satisfied or waived.

Non-Solicitation

Each of Versartis and Aravive have agreed that, subject to certain exceptions, neither they nor any of their respective subsidiaries will authorize or permit any of their or their subsidiaries’ directors, officers, employees, agents, attorneys, accountants, investment bankers, advisors and representatives to, directly or indirectly:

•

solicit, initiate or knowingly encourage, induce, discuss, negotiate or facilitate the communication, making, submission or announcement of, any “acquisition proposal” or “acquisition inquiry” (each as defined in the Merger Agreement and as defined in the section titled “The Merger Agreement—Non-Solicitation” below) or take any action that could reasonably be expected to lead to an acquisition proposal or announcement;

•	furnish any non-public information with respect to it to any person in connection with or in response to an acquisition proposal or an acquisition inquiry;

•	engage in discussions or negotiations with any person with respect to any acquisition proposal or acquisition inquiry;

•	subject to certain exceptions, approve, endorse or recommend an acquisition proposal;

•

execute or enter into any letter of intent or any contract contemplating or otherwise relating to any “acquisition transaction,” as defined in the Merger Agreement and as defined in the section titled “The Merger Agreement—Non-Solicitation” below; or

•	publicly propose to do any of the above.

However, before obtaining the Versartis stockholder approval or Aravive stockholder approval, respectively, required to consummate the merger, each of Versartis and Aravive may furnish nonpublic information regarding such party to, and may enter into discussions or negotiations with, any person in response to a bona fide written acquisition proposal, which the Versartis board of directors or the Aravive board of directors, respectively, determines in good faith, after consultation with their respective financial advisors and outside legal counsel, constitutes or is reasonably likely to result in a “superior offer,” as defined in the Merger Agreement and as defined in the section titled “The Merger Agreement—Non-Solicitation” below, and is not withdrawn, if:

•

neither party nor any of its directors, officers, employees, agents, attorneys, accountants, investment bankers, advisors and representatives has breached the non-solicitation provisions of the Merger Agreement described above;

•

the Versartis board of directors or Aravive board of directors, respectively, concludes in good faith based on the advice of outside legal counsel, that the failure to take such action is reasonably likely to be inconsistent with the fiduciary duties of the Versartis or Aravive board of directors, respectively, under applicable law;

•

Versartis or Aravive, respectively receives from the third-party an executed confidentiality agreement containing provisions (including nondisclosure provisions, use restrictions, non-solicitation provisions and no hire provisions) at least as favorable to such party as those contained in the confidentiality agreement between Versartis and Aravive; and

•

substantially contemporaneously with furnishing of nonpublic information to a third-party, Versartis or Aravive furnishes the same information to the other party to the extent not previously furnished.

If either Versartis or Aravive receives an acquisition proposal or acquisition inquiry at any time during the period between June 3, 2017 and earlier to occur of (a) the Effective Time and (b) termination of the Merger Agreement, then such party must promptly, and in no event later than one business day after becoming aware of such acquisition proposal or acquisition inquiry, advise the other party orally and in writing of such acquisition proposal or acquisition inquiry, including the identity of the person making or submitting the acquisition proposal or acquisition inquiry and the material terms thereof. Each of Versartis and Aravive must keep the other reasonably informed with respect to the status and material terms of any such acquisition proposal or acquisition inquiry and any material modification or proposed material modification thereto.

Termination of the Merger Agreement

Either Versartis or Aravive can terminate the Merger Agreement under certain circumstances, which would prevent the merger from being consummated.

Termination Fees

If the Merger Agreement is terminated under certain circumstances and certain other events occur, either Versartis or Aravive will be required to pay the other party a termination fee of $2.5 million. Moreover, if either

Versartis or Aravive fails to pay any termination fee when due, then it will be required to pay interest on and reasonable fees and expenses incurred in connection with the collection of such overdue amount in addition to the $2.5 million termination fee.

Support Agreements and Written Consent

Aravive

Certain Aravive stockholders and their affiliates are party to a support agreement with Versartis pursuant to which, among other things, each such stockholder and affiliates agreed, solely in his, her or its capacity as an Aravive stockholder or affiliates thereof, to vote all of his, her or its shares of Aravive capital stock in favor of the adoption and approval of the Merger Agreement and the transactions contemplated thereby and to provide Versartis with an irrevocable proxy to vote all of his, her or its shares of Aravive capital stock in favor of the adoption and approval of the Merger Agreement and the transactions contemplated thereby and against any acquisition proposal. In addition, these Aravive stockholders and their affiliates agreed not to, directly or indirectly, knowingly take any action that Aravive is not permitted to take under the non-solicitation provisions of the Merger Agreement. The parties to these support agreements with Versartis are:

•	Raymond Tabibiazar

•	Amato Giaccia

•	Vinay Shah

•	Karen Liu

•	Eric Zhang

•	BC Axis Limited

•	Elite Vantage Global Limited

The stockholders of Aravive that are party to a support agreement with Versartis consist of:

•	the holders of a majority of the shares of Aravive common stock and preferred stock outstanding on the record date and entitled to vote thereon (voting as a single class);

•	the holders of a majority of the shares of Aravive preferred stock outstanding on the record date and entitled to vote thereon (voting as a separate class); and

•	the holders of a majority of the shares of Aravive common stock outstanding on the record date and entitled to vote thereon (voting as a separate class).

Therefore, holders of the number of shares of Aravive capital stock required to approve and adopt the Merger Agreement and approve the merger and related transactions are contractually obligated to approve and adopt the Merger Agreement. Following the effectiveness of the registration statement of which this proxy statement/prospectus/information statement is a part and pursuant to the Merger Agreement, stockholders of Aravive holding a sufficient number of shares to approve and adopt the Merger Agreement and thereby approve the merger and related transactions will execute written consents providing for such adoption and approval.

Versartis

Certain Versartis stockholders are party to a support agreement with Aravive pursuant to which, among other things, each of such stockholders agreed, solely in his or her capacity as a stockholder, to vote all of his or her shares of Versartis common stock in favor of the approval of the issuance of shares of Versartis common stock pursuant to the Merger Agreement and the reverse stock split of Versartis common stock and to provide Aravive with an irrevocable proxy to vote all of his, her or its shares of Versartis capital stock in favor of the adoption and approval of the Merger Agreement and the transactions contemplated thereby and against any acquisition proposal. In addition, these Versartis stockholders agreed not to, directly or indirectly, knowingly take any action that Versartis is not permitted to take under the non-solicitation provisions of the Merger Agreement. The parties to these support agreements with Aravive are:

•	Jay P. Shepard

•	Kevin Haas

•	Paul Westberg

•	Tracy Woody

•	Srinivas Akkaraju

•	Eric Dobmeier

•	Scott Greer

•	Edmon Jennings

•	Shahzad Malik

•	Anthony Sun

•	John Varian

•	Samsara BioCapital, LP

•	Advent Venture Partners LLP

The stockholders of Versartis that are party to a support agreement with Aravive consist of the holders of an aggregate of 5,719,885 shares of Versartis common stock beneficially owned by such holders, representing 15.3% of the outstanding shares of Versartis common stock as of June 30, 2018. These stockholders comprise all of the executive officers and directors of Versartis, as well as certain of their affiliates.

Lock-up Agreements

Aravive

As a condition to the closing of the merger, Aravive’s directors, executive officers and principal stockholders, who will beneficially hold 37.4% of the combined company’s capital stock immediately following the closing of the merger, have entered into lock-up agreements, pursuant to which such parties have agreed not to, except in limited circumstances, offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any shares of Aravive capital stock prior to the closing of the merger, and the combined company’s common stock thereafter, for 180 days following the Effective Time.

Versartis

As a condition to the closing of the merger, Versartis’ directors, executive officers and principal stockholders, who will beneficially hold 7.4% of the combined company’s capital stock immediately following the closing of the merger, have entered into lock-up agreements, pursuant to which such parties have agreed not to, except in limited circumstances, offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any shares of Versartis capital stock prior to the closing of the merger, and the combined company’s common stock thereafter, for 180 days following the Effective Time.

Management Following the Merger

Effective as of the closing of the merger, the combined company’s executive officers are expected to be composed of the following members of the current Aravive and Versartis management teams:

Name	Combined Company Position(s)	Current Position(s)
Jay P. Shepard	Chief Executive Officer	President and Chief Executive Officer of Versartis
Vinay Shah	Chief Financial Officer	Chief Financial Officer of Aravive

The Versartis Special Meeting

The special meeting of stockholders of Versartis will be held on                     , 2018 at                 , local time, at                 , for the following purposes:

•	to consider and vote upon a proposal to approve the issuance of shares of Versartis common stock in connection with merger, or the Stock Issuance Proposal;

•

to consider and vote upon the amendment to the certificate of incorporation of Versartis to effect a reverse stock split of Versartis common stock, at a ratio in the range from 2-for-1 to 15-for-1, with such specific ratio to be mutually agreed upon by Versartis and Aravive or, if the Stock Issuance Proposal is not approved by Versartis stockholders, determined solely by the Versartis board of directors following the special meeting, or the Reverse Stock Split Proposal;

•

to consider and vote upon the election of the two nominees for Class I directors named in this proxy statement/prospectus/information statement to the Versartis board of directors for a term of three years (provided, however, that if the merger is completed, the Versartis board of directors will be reconstituted as provided in the Merger Agreement), or the Election of Directors Proposal;

•

to consider and vote upon the ratification of the appointment of PricewaterhouseCoopers LLP as Versartis’ independent registered public accounting firm for the fiscal year ending December 31, 2018, or the Accounting Firm Proposal;

•

to consider and vote upon an adjournment of the Versartis special meeting, if necessary, to solicit additional proxies if there are not sufficient votes in favor of the Stock Issuance Proposal and/or the Reverse Stock Split Proposal, or the Adjournment Proposal; and

•	to transact such other business as may properly come before the Versartis special meeting or any adjournment or postponement thereof.

Collectively the proposals above are referred to as the Versartis Proposals. On each matter to be voted upon, stockholders have one vote for each share of Versartis common stock owned as of                     , 2018. Votes will be counted by the inspector of election. The following table summarizes vote requirements and the effect of abstentions and broker non-votes.

Proposal Number	Proposal Description	Vote Required for Approval	Effect of Abstentions	Effect of Broker Non-Votes
1	Stock Issuance Proposal	FOR votes from the holders of a majority of shares properly cast at a meeting at which a quorum is present	Against	None
2	Reverse Stock Split Proposal	FOR votes from the holders of a majority of outstanding shares	Against	Against
3	Election of Directors Proposal	Two nominees receiving the most FOR votes from the holders of shares present and entitled to vote	Withheld votes will have no effect	None

Proposal Number	Proposal Description	Vote Required for Approval	Effect of Abstentions	Effect of Broker Non-Votes
4	Accounting Firm Proposal	FOR votes from the holders of a majority of shares properly cast at a meeting at which a quorum is present	Against	None
5	Adjournment	FOR votes from the holders of a majority of shares properly cast at a meeting at which a quorum is present	Against	None

The information in the preceding table with respect to the effect of broker non-votes may be incorrect or change before the special meeting. Therefore, if you are a beneficial owner and want to ensure that shares you beneficially own are voted in favor or against any or all of the Versartis Proposals, the only way you can do so is to give your broker or nominee specific instructions as to how the shares are to be voted.

If on the date of the Versartis special meeting, or a date preceding the date on which the Versartis special meeting is scheduled, Versartis reasonably believes that (i) it will not receive proxies sufficient to obtain the required vote to approve the Versartis Proposals, whether or not a quorum would be present or (ii) it will not have sufficient shares of Versartis common stock represented (whether in person or by proxy) to constitute a quorum necessary to conduct the business of the Versartis special meeting, Versartis may postpone or adjourn, or make one or more successive postponements or adjournments of, the Versartis special meeting as long as the date of the Versartis special meeting is not postponed or adjourned more than an aggregate of 30 calendar days in connection with any postponements or adjournments.

No Versartis Proposal is contingent upon any other Versartis Proposal. Therefore, assuming all other closing conditions have been either satisfied or waived, the merger will be consummated even if the Reverse Stock Split Proposal is not approved by Versartis’ stockholders.

Aravive Solicitation of Written Consents

The adoption of the Merger Agreement and the approval of the merger and related transactions by Aravive stockholders requires the affirmative votes of:

•	the holders of a majority of the shares of Aravive common stock and Aravive preferred stock (voting as a single class);

•	the holders of a majority of the outstanding Aravive preferred stock (voting as a separate class); and

•	the holders of a majority of the outstanding Aravive common stock (voting as a separate class).

Following the registration statement on Form S-4, of which this proxy statement/prospectus/information statement is a part, being declared effective by the SEC and pursuant to the conditions of the Merger Agreement, Aravive stockholders who are party to the support agreements have agreed to execute an action by written consent adopting the Merger Agreement, thereby approving the merger and related transactions. These stockholders own a sufficient number of shares of Aravive capital stock to adopt the Merger Agreement. No meeting of Aravive stockholders to adopt the Merger Agreement and approve the merger and related transactions will be held; however, all Aravive stockholders will have the opportunity to elect to adopt the Merger Agreement, thereby approving the merger and related transactions, by signing and returning to Aravive a written consent.

In addition to the requirement of obtaining such stockholder approval and appropriate regulatory approvals, each of the other closing conditions set forth in the Merger Agreement must be satisfied or waived.

Interests of Directors and Executive Officers of Versartis and Aravive

Interests of the Versartis Directors and Executive Officers in the Merger

In considering the recommendation of the Versartis board of directors with respect to issuing shares of Versartis common stock pursuant to the Merger Agreement and the other matters to be acted upon by Versartis stockholders at the Versartis special meeting, Versartis stockholders should be aware that certain members of the Versartis board of directors and executive officers of Versartis have interests in the merger that may be different from, or in addition to, interests they have as Versartis stockholders.

As of June 30, 2018, Versartis’ directors and executive officers beneficially owned approximately 15.1% of the shares of Versartis common stock. Jay P. Shepard, currently Versartis’ President and Chief Executive Officer, will continue as the Chief Executive officer of the combined company at the effective time of the merger. Additionally, Jay P. Shepard, Srinivas Akkaraju and Shahzad Malik, currently members of Versartis’ board of directors, are expected to continue as directors of the combined company at the effective time of the merger, with Dr. Akkaraju serving as the chairman of the board of the combined company. Versartis’ directors and executive officers have also entered into support agreements in connection with the merger.

As of June 30, 2018, Srinivas Akkaraju, a member of the Versartis board of directors and a former member of the Aravive board of directors, owns 72,250 shares of Aravive common stock.

The Versartis board of directors was aware of these interests and considered them, among other matters, in its decision to approve the Merger Agreement. For more information, please see the sections titled “The Merger—Interests of the Versartis Directors and Executive Officers in the Merger” and “Agreements Related to the Merger-Support Agreements and Written Consent.”

Interests of the Aravive Directors and Executive Officers in the Merger

In considering the recommendation of the Aravive board of directors with respect to approving the merger and related transactions by written consent, Aravive stockholders should be aware that certain members of the board of directors and executive officers of Aravive have interests in the merger that may be different from, or in addition to, interests they have as Aravive stockholders. For example, Raymond Tabibiazar is a director and executive officer of Aravive, and he will be designated to serve on the combined company’s board of directors following the closing of the merger.

Certain Aravive executive officers, directors and their affiliates currently hold shares of Aravive common stock, preferred stock and stock options to purchase shares of Aravive common stock. As of June 30, 2018, all directors and executive officers of Aravive, together with their affiliates, owned 74.7% of the outstanding shares of Aravive common stock (on an as-converted to common stock basis) and such persons held stock options to purchase an aggregate of 2,502,418 shares of Aravive common stock with a weighted average exercise price of $0.14 per share. Aravive’s directors and executive officers have also entered into support agreements in connection with the merger.

The Aravive board of directors was aware of these interests and considered them, among other matters, in its decision to approve the Merger Agreement. For more information, please see the sections titled “The Merger—Interests of the Aravive Directors and Executive Officers in the Merger,” “Agreements Related to the Merger-Support Agreements and Written Consent,” and “Certain Relationships and Related-Party Transactions—Aravive.”

Considerations with Respect to U.S. Federal Income Tax Consequences of the Merger

Each of Versartis and Aravive intends that the merger qualify as a reorganization within the meaning of Section 368(a) of the Code. In general and subject to the qualifications and limitations set forth in the section titled “The Merger—Certain Material U.S. Federal Income Tax Consequences of the Merger,” the material tax consequences to U.S. Holders (as defined herein) of Aravive common stock are expected to be as follows:

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an Aravive stockholder should not recognize gain or loss upon the exchange of Aravive common stock for Versartis common stock pursuant to the merger, except to the extent of cash received in lieu of a fractional share of Versartis common stock as described below;

•

an Aravive stockholder who receives cash in lieu of a fractional share of Versartis common stock in the merger should recognize capital gain or loss in an amount equal to the difference between the amount of cash received instead of a fractional share and the stockholder’s tax basis allocable to such fractional share;

•

an Aravive stockholder’s aggregate tax basis for the shares of Versartis common stock actually received in the merger should equal the stockholder’s aggregate tax basis in the shares of Aravive common stock surrendered upon the closing of the merger, decreased by the amount of any tax basis allocable to a fractional share for which cash is received; and

•

the holding period of the shares of Versartis common stock received by an Aravive stockholder in the merger should include the holding period of the shares of Aravive common stock surrendered in exchange therefor provided the surrendered Aravive common stock is held as a capital asset (generally, property held for investment) at the time of the merger.

Tax matters are very complicated, and the tax consequences of the merger to a particular Aravive stockholder will depend on such stockholder’s circumstances. Accordingly, you should consult your tax advisor for a full understanding of the tax consequences of the merger to you, including the applicability and effect of federal, state, local and foreign income and other tax laws. For more information, please see the section titled “The Merger—Certain Material U.S. Federal Income Tax Consequences of the Merger.”

Risk Factors

Both Versartis and Aravive are subject to various risks associated with their businesses and their industries. In addition, the merger, including the possibility that the merger may not be completed, poses a number of risks to each company and its respective stockholders, including the following risks:

•

the Exchange Ratio is not adjustable based on the market price of Versartis common stock so the merger consideration at the closing may have a greater or lesser value than at the time the Merger Agreement was signed;

•

failure to complete the merger may result in Versartis or Aravive paying a termination fee or expenses to the other party and could harm the common stock price of Versartis and future business and operations of each company;

•	the merger may be completed even though material adverse changes may result from the announcement of the merger, industry-wide changes and other causes;

•

the combined company may need to raise additional capital by issuing securities or debt or through licensing arrangements, which may cause significant dilution to the combined company’s stockholders or restrict the combined company’s operations or proprietary rights;

•

certain Versartis and Aravive executive officers and directors have interests in the merger that are different from yours and that may influence them to support or approve the merger without regard to your interests;

•	the market price of the combined company’s common stock may decline as a result of the merger;

•	Versartis and Aravive stockholders may not realize a benefit from the merger commensurate with the ownership dilution they will experience in connection with the merger;

•

during the pendency of the merger, Versartis and Aravive may not be able to enter into a business combination with another party at a favorable price because of restrictions in the Merger Agreement, which could adversely affect their respective businesses;

•

certain provisions of the Merger Agreement may discourage third parties from submitting alternative takeover proposals, including proposals that may be superior to the arrangements contemplated by the Merger Agreement;

•

the lack of a public market for Aravive shares makes it difficult to determine the fair market value of the Aravive shares, and the stockholders of Aravive may receive consideration in the merger that is less than the fair market value of the Aravive shares and/or Versartis may pay more than the fair market value of the Aravive shares; and

•	if the conditions of the merger are not met, the merger will not occur.

These risks and other risks are discussed in greater detail under the section titled “Risk Factors” and in the documents incorporated by reference in this proxy statement/prospectus/information statement. Versartis and Aravive both encourage you to read and consider all of these risks carefully.

Regulatory Approvals

In the United States, Versartis must comply with applicable federal and state securities laws and the rules and regulations of The Nasdaq Stock Market LLC, or Nasdaq, in connection with the issuance of shares of Versartis common stock pursuant to the Merger Agreement and the filing of this proxy statement/prospectus/information statement with the SEC.

Nasdaq Stock Market Listing

Versartis has agreed to use commercially reasonable efforts to (a) prepare and submit to the Nasdaq Global Select Market (or such other Nasdaq market on which the shares of Versartis common stock may then be listed) a notification form for the listing of additional shares with respect to the shares of Versartis common stock to be issued in connection with the merger and to cause such shares to be approved for listing or (b) to the extent required by Nasdaq pursuant to its “reverse merger” rules, file an initial listing application for the Versartis common stock on Nasdaq and to cause such application to be conditionally approved prior to the effective time of the merger. Aravive has agreed to cooperate with Versartis as reasonably requested by Versartis with respect to such application and to promptly furnish to Versartis all information concerning Aravive and its stockholders that may be required or reasonably requested in connection with the application.

In addition, each of Versartis’ and Aravive’s obligation to complete the merger is subject to the condition that the shares of Versartis common stock to be issued in the merger be approved for listing (subject to official notice of issuance) on Nasdaq as of the closing of the merger. If Versartis’ notification form or initial listing application, as applicable, is accepted and such approval is obtained, Versartis anticipates that the combined company’s common stock will be listed on Nasdaq under the trading symbol “ARAV” following the closing of the merger.

Anticipated Accounting Treatment

The merger will be accounted for as an asset acquisition by Versartis. To determine the accounting for this transaction under U.S. GAAP, a company must assess whether an integrated set of assets and activities should be accounted for as an acquisition of a business or an asset acquisition. The guidance requires an initial screen test to determine if substantially all of the fair value of the gross assets acquired is concentrated in a single asset or group of similar assets. If that screen is met, the set is not a business. In connection with the acquisition of Aravive, substantially all the fair value is included in in-process research and development of AVB-S6-500 and, as such, the acquisition will be treated as an asset acquisition.

Appraisal Rights and Dissenters’ Rights

Holders of shares of Versartis capital stock are not entitled to appraisal rights in connection with the merger. Aravive stockholders are entitled to appraisal rights in connection with the merger under Delaware law. For more information about such rights, see the provisions of Section 262 of the Delaware General Corporation Law, or the DGCL, attached hereto as Annex D, and the section titled “The Merger—Appraisal Rights and Dissenters’ Rights.”

Comparison of Stockholder Rights

Both Versartis and Aravive are incorporated under the laws of the State of Delaware and, accordingly, the rights of the stockholders of each are currently, and will continue to be, governed by the DGCL. If the merger is completed, Aravive stockholders will become stockholders of Versartis, and their rights will be governed by the DGCL, the bylaws of Versartis and, the certificate of incorporation of Versartis. The rights of Versartis stockholders contained in the certificate of incorporation and bylaws of Versartis differ from the rights of Aravive stockholders under the certificate of incorporation and bylaws of Aravive, as more fully described under the section titled “Comparison of Rights of Holders of Versartis Stock and Aravive Stock.”

SELECTED HISTORICAL AND UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION AND DATA

The following tables present summary historical financial data for Versartis and Aravive, summary unaudited pro forma condensed combined financial data for Versartis and Aravive, and comparative historical and unaudited pro forma per share data for Versartis and Aravive.

Selected Historical Consolidated Financial Data of Versartis

The selected consolidated statements of operations data for the fiscal years ended December 31, 2017 and 2016 are derived from Versartis’ audited consolidated financial statements that are incorporated by reference into this proxy statement/prospectus/information statement from Versartis’ Annual Report on Form 10-K for the year ended December 31, 2017. The selected consolidated financial statements as of March 31, 2018 and for the three months ended March 31, 2018 and 2017 are derived from Versartis’ unaudited consolidated financial statements and related notes contained in Versartis’ Quarterly Report on Form 10-Q for the quarterly period ended March, 31, 2018, which is incorporated by reference into this proxy statement/prospectus/information statement.

The selected historical consolidated financial data below should be read in conjunction with Versartis’ consolidated financial statements and related notes contained in its annual and quarterly reports and the other information that Versartis has previously filed with the SEC and which is incorporated by reference into this proxy statement/prospectus/information statement. Versartis’ historical results are not necessarily indicative of the results that may be expected in any future period. For more information, please see the sections titled “Incorporation By Reference” and “Where You Can Find More Information.”

	Three Months Ended March 31,		Years Ended December 31,
	2018	2017	2017	2016
Selected Consolidated Statements of Operations Data (in thousands, except per share amounts):
Revenue(i)	$—	$—	$40,000	$—
Total operating expenses	$8,517	$29,660	$124,482	$96,320
Net loss	$(8,981)	$(29,722)	$(84,979)	$(95,817)
Net loss per share-basic and diluted	$(0.25)	$(0.85)	$(2.41)	$(3.11)
Weighted-average common shares used to compute basic and diluted net loss per share	36,019	35,004	35,228	30,784

(i)	Represents upfront payment from Teijin Limited that was recognized upon termination of the license agreement as obligations under the agreement were substantively complete as of December 31, 2017.

	As of March 31,	As of December 31,
	2018	2017	2016
Selected Consolidated Balance Sheet Data (in thousands):
Cash and cash equivalents	$74,686	$81,146	$201,153
Total assets	$87,109	$93,777	$205,570
Total liabilities	$10,479	$11,021	$54,503
Total stockholders’ equity	$76,630	$82,756	$151,067

Selected Historical Financial Data of Aravive Biologics, Inc.

The selected financial data as of December 31, 2017 and 2016 and for the years ended December 31, 2017 and 2016 are derived from Aravive’s financial statements prepared using accounting principles generally accepted in the United States, which have been audited by an independent auditor, and are included in this proxy statement/

prospectus/information statement. The statement of operations data for the three months ended March 31, 2018 and 2017, as well as the balance sheet data as of March 31, 2018, are derived from Aravive’s unaudited condensed consolidated financial statements included elsewhere in this proxy statement/prospectus/information statement.

The selected historical financial data should be read in conjunction with Aravive’s financial statements, related notes, other financial information, “Aravive Management’s Discussion and Analysis of Financial Condition and Results of Operations” and Aravive’s condensed financial statements and related notes appearing elsewhere in this proxy statement/prospectus/information statement. Aravive’s historical results are not necessarily indicative of results to be expected in any future period.

	Three Months Ended March 31,		Years Ended December 31,
	2018	2017	2017	2016
Selected Statements of Operations Data (in thousands, except per share amounts):
Grant revenue	$1,019	$2,188	$9,373	$1,226
Operating expenses
Research and development	1,237	2,968	12,751	1,344
General and administrative	639	372	1,692	824

Total operating expenses	$1,876	$3,340	$14,443	$2,168

Net loss	$(852)	$(1,148)	$(5,040)	$(934)
Basic and diluted loss per common share (unaudited)	$(0.10)	$(0.14)	$(0.62)	$(0.12)
Shares used in calculation of net loss per share, basic and diluted (unaudited)	8,359	8,014	8,157	7,904

	As of March 31,	As of December 31,
	2018	2017	2016
Selected Consolidated Balance Sheet Data (in thousands):
Cash and cash equivalents	$9,516	$9,723	$4,776
Total assets	$9,573	$9,881	$4,815
Contingent payables	$664	$664	$664
Total liabilities	$5,842	$9,258	$5,657
Redeemable convertible preferred stock	$11,272	$7,322	$969
Total stockholders’ (deficit)	$(7,540)	$(6,699)	$(1,810)

Selected Unaudited Pro Forma Condensed Combined Financial Data of Versartis and Aravive

The following information does not give effect to the proposed reverse stock split of Versartis common stock described in the Reverse Stock Split Proposal.

The following unaudited pro forma condensed combined financial information gives effect to the transaction between Versartis and Aravive to be accounted for as an asset acquisition.

The unaudited pro forma condensed combined balance sheet as of March 31, 2018 assumes that the transaction took place on March 31, 2018 and combines the historical balance sheets of Versartis and Aravive as of such date. The unaudited pro forma condensed combined statements of operations for the three months ended March 31, 2018 and the year ended December 31, 2017 assume that the transaction took place as of January 1, 2017, and combine the historical results of Versartis and Aravive for each period. The historical financial statements of Versartis and Aravive have been adjusted to give pro forma effect to events that are (i) directly attributable to the transaction, (ii) factually supportable, and (iii) with respect to the unaudited pro forma condensed combined statements of operations, expected to have a continuing impact on the combined results.

The unaudited pro forma condensed combined financial information, including the notes thereto, should be read in conjunction with the separate Versartis and Aravive historical financial statements, and their respective management’s discussion and analysis of financial condition and results of operations. Aravive’s historical audited financial statements for the years ended December 31, 2017 and 2016 and unaudited financial statements for the three months ended March 31, 2018 and 2017 are included elsewhere in this proxy statement/prospectus/information statement. Versartis’ historical audited consolidated financial statements for the years ended December 31, 2017 and December 31, 2016 and unaudited consolidated financial statements for the three months ended March 31, 2018 and 2017 have been derived from Versartis’ Annual Report on Form 10-K for the year ended December 31, 2017 and Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2018, which are incorporated by reference into this proxy statement/prospectus/information statement.

	Three Months Ended March 31, 2018	Year Ended December 31, 2017
Unaudited Pro Forma Condensed Combined Statements of Operations (in thousands, except per share amounts):
Revenue	$1,019	$49,373
Total operating expenses	$10,457	$139,180
Net loss	$(9,897)	$(90,274)
Basic and diluted net loss per common share	$(0.15)	$(1.36)

As of March 31, 2018
Unaudited Pro Forma Condensed Combined Balance Sheet (in thousands):
Cash and cash equivalents	$78,239
Total assets	$91,483
Total liabilities	$16,320
Stockholders’ equity	$75,163

Comparative Historical and Unaudited Pro Forma per Share Data

The information below reflects the historical net loss and book value per share of Versartis common stock and the historical net loss and book value per share of Aravive common stock in comparison with the unaudited pro forma net loss and book value per share after giving effect to the proposed merger of Versartis with Aravive on a pro forma basis. The unaudited pro forma net loss and book value per share does not give effect to the proposed reverse stock split of Versartis common stock described in the Reverse Stock Split Proposal.

You should read the tables below in conjunction with the audited consolidated financial statements of Versartis for the years ended December 31, 2017 and 2016 and unaudited consolidated financial statements of Versartis for the three months ended March 31, 2018 and 2017, which are incorporated by reference in this proxy statement/prospectus/information statement; the audited financial statements of Aravive for the years ended December 31, 2017 and 2016 and unaudited financial statements of Aravive for the three months ended March 31, 2018 and 2017, which are included elsewhere in this proxy statement/prospectus/information statement; and the unaudited pro forma condensed combined financial information and notes related to such financial information which are included elsewhere in this proxy statement/prospectus/information statement.

	Versartis Historical	Aravive Unaudited Historical	Versartis Unaudited Pro Forma Combined Data	Aravive Unaudited Pro Forma Equivalent Data(i)
Net Income (loss) per share:
For the year ended December 31, 2017
Basic and diluted	$(2.41)	$(0.62)	$(1.36)	$(3.12)
For the three months ended March 31, 2018
Basic and diluted	$(0.25)	$(0.10)	$(0.15)	$(0.34)
Book value per share:
As of December 31, 2017	$2.30	$(0.80)	$1.25	$2.86
As of March 31, 2018	$2.12	$(0.90)	$1.12	$2.57

(i)	The Aravive unaudited pro forma equivalent data was calculated by multiplying the pro forma condensed combined results by the exchange ratio of 2.29.

MARKET PRICE AND DIVIDEND INFORMATION

Versartis common stock is listed on the Nasdaq Global Select Market under the symbol “VSAR.” The following table presents, for the periods indicated, the range of high and low per share sales prices for Versartis common stock as reported on the Nasdaq Global Select Market for each of the periods set forth below. Aravive is a private company and its common stock and preferred stock are not publicly traded. These per share sales prices do not give effect to the proposed reverse stock split of Versartis common stock to be implemented, if approved by Versartis stockholders, prior to the closing of the merger.

Versartis Common Stock

	High	Low
Year Ending December 31, 2018
First Quarter	$2.30	$1.55
Second Quarter	$2.45	$1.38
Third Quarter (through August 2, 2018)	$2.25	$1.70

Year Ended December 31, 2017
First quarter	$24.00	$12.17
Second quarter	$21.75	$14.75
Third quarter	$22.10	$2.35
Fourth quarter	$3.05	$1.60

Year Ended December 31, 2016
First quarter	$14.54	$6.17
Second quarter	$12.30	$7.05
Third quarter	$14.69	$9.76
Fourth quarter	$16.30	$9.05

On                     , 2018, the last reported sale price of Versartis common stock on the Nasdaq Global Select Market was $        per share.

Because the market price of Versartis common stock is subject to fluctuation, the market value of the shares of Versartis common stock that Aravive stockholders will be entitled to receive in the merger may increase or decrease.

Following the closing of the merger, Versartis expects the combined company’s common stock will be listed on Nasdaq and will trade under Versartis’ new name, “Aravive, Inc.”, and trading symbol “ARAV.”

As of                     , 2018, there were approximately                stockholders of record and there were approximately beneficial stockholders of Versartis common stock.

Dividend Policy

Versartis has never paid or declared, and does not anticipate declaring, or paying in the foreseeable future, any cash dividends on its common stock. Future determination as to the declaration and payment of dividends, if any, will be at the discretion of the Versartis board of directors and will depend on then existing conditions, including its operating results, financial conditions, contractual restrictions, capital requirements, business prospects and other factors its board of directors may deem relevant.

Aravive has never paid or declared any cash dividends on its common stock or preferred stock. If the merger does not occur, Aravive does not anticipate paying any cash dividends on its common stock in the foreseeable future, and Aravive intends to retain all available funds and any future earnings to fund the development and expansion of its business. Any future determination to pay dividends will be at the discretion of the Aravive board of directors and will depend upon a number of factors, including its results of operations, financial condition, future prospects, contractual restrictions, restrictions imposed by applicable law and other factors the Aravive board of directors deems relevant.

RISK FACTORS

The combined company will be faced with a market environment that cannot be predicted and that involves significant risks, many of which will be beyond its control. In addition to the other information contained in this proxy statement/prospectus/information statement, you should carefully consider the material risks described below before deciding how to vote your shares of stock. In addition, you should read and consider the risks associated with the business of Versartis because these risks may also affect the combined company. These risks can be found in Versartis’ Annual Report on Form 10-K, as updated by subsequent Quarterly Reports on Form 10-Q, all of which are filed with the SEC. You should also read and consider the other information in this proxy statement/prospectus/information statement and the other documents incorporated by reference into this proxy statement/prospectus/information statement. Realization of any of the risks described below, any of the uncertainties described under “Cautionary Statement Regarding Forward-Looking Statements” or any of the risks or uncertainties described in the documents incorporated by reference in this proxy statement/prospectus/information statement could have a material adverse effect on Versartis’, Aravive’s or the combined company’s businesses, financial condition, cash flows and results of operations. For more information, please see the section titled “Where You Can Find More Information.”

Risks Related to the Merger

The Exchange Ratio is not adjustable based on the market price of Versartis common stock so the merger consideration at the closing may have a greater or lesser value than at the time the Merger Agreement was signed.

The Merger Agreement has set the Exchange Ratio for the Aravive common stock, and the Exchange Ratio is only adjustable upward or downward based on increases or decreases in the number of shares of Aravive’s issued and outstanding capital stock and the number of shares of Aravive capital stock issuable upon the exercise of all issued and outstanding equity awards, increases or decreases the number of Versartis’ issued and outstanding common stock, if the cash balances at closing of either Versartis or Aravive fall outside a pre-determined range, and the proposed reverse stock split, prior to the closing of the merger as described in the section titled “The Merger—Merger Consideration.” The pre-reverse stock split Exchange Ratio is currently estimated to be 2.29, and the post-split Exchange Ratio will depend on the exact reverse stock split ratio that is ultimately mutually determined by Versartis and Aravive and certain changes in the capitalization of the two companies. Any changes in the market price of Versartis common stock before the closing of the merger will not affect the number of shares Aravive securityholders will be entitled to receive pursuant to the Merger Agreement. Therefore, if before the closing of the merger the market price of Versartis common stock declines from the market price on the date of the Merger Agreement, then Aravive stockholders could receive merger consideration with substantially lower value. Similarly, if before the closing of the merger the market price of Versartis common stock increases from the market price on the date of the Merger Agreement, then Aravive stockholders could receive merger consideration with substantially more value for their shares of Aravive capital stock than the parties had negotiated for in the establishment of the Exchange Ratio. Because the Exchange Ratio does not adjust as a result of changes in the value of Versartis common stock, for each one percentage point that the market value of Versartis common stock rises or declines, there is a corresponding one percentage point rise or decline, respectively, in the value of the total merger consideration issued to Aravive stockholders.

Failure to complete the merger may result in Versartis or Aravive paying a termination fee to the other party and could harm the common stock price of Versartis and future business and operations of each company.

If the merger is not completed, Versartis and Aravive are subject to the following risks:

•	if the Merger Agreement is terminated under certain circumstances and certain events occur, Versartis or Aravive will be required to pay the other party a termination fee of $2.5 million;

•	the price of Versartis stock may decline and remain volatile; and

•

costs related to the merger, such as legal, accounting and investment banking fees which (1) Versartis estimates will total approximately $3.8 million, of which $2.3 million must be paid even if the merger is not completed, and (2) Aravive estimates will total $2.2 million, respectively.

In addition, if the Merger Agreement is terminated and the Versartis or Aravive board of directors determines to seek another business combination, there can be no assurance that Versartis or Aravive will be able to find a partner willing to provide equivalent or more attractive consideration than the consideration to be provided by each party in the merger.

If the conditions to the merger are not met, the merger may not occur.

Even if the proposals referred to herein are approved by the stockholders of Versartis and Aravive, specified other conditions must be satisfied or waived to complete the merger. These conditions are set forth in the Merger Agreement and described in the section titled “The Merger Agreement—Conditions to the Closing of the Merger.” Versartis and Aravive cannot assure you that all of the conditions will be satisfied or waived. If the conditions are not satisfied or waived, the merger may not occur or will be delayed, and Versartis and Aravive each may lose some or all of the intended benefits of the merger.

The merger may be completed even though material adverse changes may result from the announcement of the merger, industry-wide changes and other causes.

In general, either Versartis or Aravive can refuse to complete the merger if there is a material adverse change affecting the other party between June 3, 2018, the date of the Merger Agreement, and the closing. However, certain types of changes do not permit either party to refuse to complete the merger, even if such change could be said to have a material adverse effect on Versartis or Aravive, including:

•	general business or economic conditions affecting the industries in which Aravive or Versartis operate;

•	acts of war, armed hostilities or terrorism;

•	changes in financial, banking or securities markets;

•	the taking of any action required to be taken by the Merger Agreement;

•	with respect to Versartis, the announcement or pendency of the Merger Agreement or any related transactions; or

•	with respect to Versartis, any change in the stock price or trading volume of Versartis common stock.

If adverse changes occur and Versartis and Aravive still complete the merger, the combined company stock price may suffer. This in turn may reduce the value of the merger to the stockholders of Versartis and Aravive.

The combined company will need to raise additional capital by issuing securities or debt or through licensing arrangements, which may cause dilution to the combined company’s stockholders or restrict the combined company’s operations or proprietary rights.

The combined company may be required to raise additional funds sooner than currently planned. Additional financing may not be available to the combined company when it needs it or may not be available on favorable terms. To the extent that the combined company raises additional capital by issuing equity securities, such an issuance may cause significant dilution to the combined company’s stockholders’ ownership and the terms of any new equity securities may have preferences over the combined company’s common stock. Any debt financing the combined company enters into may involve covenants that restrict its operations. These restrictive covenants may include limitations on additional borrowing and specific restrictions on the use of the combined company’s assets, as well as prohibitions on its ability to create liens, pay dividends, redeem its stock or make investments. In addition, if the combined company raises additional funds through licensing arrangements, it may be necessary to grant licenses on terms that are not favorable to the combined company.

Certain Versartis and Aravive executive officers and directors have interests in the merger that are different from yours and that may influence them to support or approve the merger without regard to your interests.

Certain officers and directors of Versartis and Aravive participate in arrangements that provide them with interests in the merger that are different from yours, including, among others, the continued service as directors, in the case of Versartis, or directors and officers, in the case of Aravive, of the combined company, severance and retention benefits, the acceleration of stock options and continued indemnification.

For example, Jay P. Shepard, Versartis’ President and Chief Executive Officer, is expected to become a director and the Chief Executive Officer of the combined company upon the closing of the merger.

For more information, please see the section titled “The Merger—Interests of the Versartis Directors and Executive Officers in the Merger.”

Additionally, certain of Aravive’s directors are expected to become directors of the combined company upon the closing of the merger. Specifically, Raymond Tabibiazar, who is currently the Executive Chairman of Aravive, is expected to become a member of the combined company’s board of directors upon the closing of the merger.

In addition, all of Aravive’s executive officers and its employee directors have options, subject to vesting, to purchase shares of Aravive common stock which, if in-the-money, shall be converted into and become options to purchase shares of Versartis common stock. For more information, please see the section titled “The Merger—Interests of the Aravive Directors and Executive Officers in the Merger.”

The market price of the combined company’s common stock following the merger may decline as a result of the merger.

The market price of the combined company’s common stock may decline as a result of the merger for a number of reasons including if:

•	investors react negatively to the prospects of the combined company’s business and prospects from the merger;

•	the effect of the merger on the combined company’s business and prospects is not consistent with the expectations of financial or industry analysts; or

•	the combined company does not achieve the perceived benefits of the merger as rapidly or to the extent anticipated by financial or industry analysts.

Versartis and Aravive stockholders may not realize a benefit from the merger commensurate with the ownership dilution they will experience in connection with the merger.

If the combined company is unable to realize the full strategic and financial benefits currently anticipated from the merger, Versartis and Aravive securityholders will have experienced substantial dilution of their ownership interests in their respective companies without receiving any commensurate benefit, or only receiving part of the commensurate benefit to the extent the combined company is able to realize only part of the strategic and financial benefits currently anticipated from the merger.

During the pendency of the merger, Versartis and Aravive may not be able to enter into a business combination with another party at a favorable price because of restrictions in the Merger Agreement, which could adversely affect their respective businesses.

Covenants in the Merger Agreement impede the ability of Versartis and Aravive to make acquisitions, subject to certain exceptions relating to fiduciary duties, or complete other transactions that are not in the ordinary course of business pending the closing of the merger. As a result, if the merger is not completed, the parties may be at a disadvantage to their competitors during that period. In addition, while the Merger Agreement is in effect, each party is generally prohibited from soliciting, initiating, encouraging or entering into certain extraordinary transactions, such as a merger, sale of assets or other business combination outside the ordinary course of business, with any third-party, subject to certain exceptions. Any such transactions could be favorable to such party’s stockholders.

Certain provisions of the Merger Agreement may discourage third parties from submitting alternative takeover proposals, including proposals that may be superior to the arrangements contemplated by the Merger Agreement.

The terms of the Merger Agreement prohibit each of Versartis and Aravive from soliciting alternative takeover proposals or cooperating with persons making unsolicited takeover proposals, except in certain circumstances where the Versartis or Aravive board of directors, as applicable, determines in good faith, after consultation with its financial advisor and outside legal counsel, that an unsolicited alternative takeover proposal constitutes or is reasonably likely to result in a superior takeover proposal. In addition, if Versartis or Aravive terminate the Merger Agreement under certain circumstances, including terminating because of a decision of the Versartis or Aravive board of directors, as applicable, to recommend an alternative proposal, Versartis or Aravive, as applicable, would be required to pay a termination fee of $2.5 million to the other party. These termination fees and reimbursement obligations described above may discourage third parties from submitting alternative takeover proposals to Versartis and its stockholders and Aravive and its stockholders, and may cause the Versartis board of directors or the Aravive board of directors to be less inclined to recommend an alternative proposal.

The lack of a public market for Aravive shares makes it difficult to determine the fair market value of the Aravive shares, and Aravive stockholders may receive consideration in the merger that is less than the fair market value of the Aravive shares and/or Versartis may pay more than the fair market value of the Aravive shares.

Aravive is privately held and its capital stock is not traded in any public market. The lack of a public market makes it extremely difficult to determine Aravive’s fair market value. Because the percentage of Versartis equity to be issued to Aravive stockholders was determined based on negotiations between the parties, it is possible that the value of the Versartis common stock to be received by Aravive stockholders will be less than the fair market value of Aravive, or Versartis may pay more than the aggregate fair market value for Aravive.

Risks Related to Versartis

Investing in Versartis common stock involves a high degree of risk. You should consider carefully the risks and uncertainties described below, together with all of the other information contained in this proxy statement/prospectus/information statement and in the other periodic and current reports and other documents it files with the SEC, before deciding to invest in its common stock. If any of the following risks materialize, Versartis’ business, financial condition, results of operation and future prospects will likely be materially and adversely affected. In that event, the market price of its common stock could decline and you could lose all or part of your investment.

Versartis is, and will continue to be, subject to the risks described in Part I, Item 1A in Versartis’ Annual Report on Form 10-K for the year ended December 31, 2017 and in Part II, Item 1A in Versartis’ Quarterly Report on Form 10-Q for the quarter ended March 31, 2018, each as filed with the SEC and incorporated by reference into this Proxy Statement/Prospectus. For more information, please see the section titled “Where You Can Find More Information.”

Versartis Risks Related to the Merger

If the merger is not completed, Versartis may be unsuccessful in completing an alternative transaction on terms that are as favorable as the terms of the proposed transaction with Aravive, or at all, and Versartis may be unable to reestablish an operating business. The Versartis board of directors may decide to pursue a dissolution and liquidation of Versartis. In such an event, the amount of cash available for distribution to Versartis’ stockholders will depend heavily on the timing of such liquidation as well as the amount of cash that will need to be reserved for commitments and contingent liabilities.

To date, Versartis’ current assets consist primarily of cash, cash equivalents and marketable securities, Versartis’ listing on the Nasdaq Global Select Market and the Merger Agreement with Aravive. While Versartis has entered into the Merger Agreement with Aravive, the closing of the merger with Aravive may be delayed or may not occur at all and there can be no assurance that the merger will deliver the anticipated benefits Versartis expects or enhance shareholder value. If Versartis is unable to consummate the merger with Aravive, the Versartis board of directors may elect to pursue an alternative strategy, one of which may be a strategic transaction similar to the proposed merger with Aravive. Attempting to complete an alternative transaction will be costly and time consuming, and Versartis can make no assurances that such an alternative transaction would occur at all. Alternatively, the Versartis board of directors may elect to continue operations or decide to pursue a dissolution and liquidation of the company. In such an event, the amount of cash available for distribution to Versartis’ stockholders will depend heavily on the timing of such decision, as with the passage of time the amount of cash available for distribution will be reduced as Versartis continues to fund its operations. In addition, if the Versartis board of directors was to approve and recommend, and Versartis’ stockholders were to approve, a dissolution and liquidation of the company, Versartis would be required under Delaware corporate law to pay its outstanding obligations, as well as to make reasonable provision for contingent and unknown obligations, prior to making any distributions in liquidation to Versartis’ stockholders. Versartis’ commitments and contingent liabilities may include severance obligations and fees and expenses related to the merger. As a result of this requirement, a portion of Versartis’ assets may need to be reserved pending the resolution of such obligations. In addition, Versartis may be subject to litigation or other claims related to a dissolution and liquidation. If a dissolution and liquidation were pursued, the Versartis board of directors, in consultation with its advisors, would need to evaluate these matters and make a determination about a reasonable amount to reserve. Accordingly, holders of Versartis common stock could lose all or a significant portion of their investment in the event of a liquidation, dissolution or winding up of the company.

Failure to obtain stockholder approval for the proposed reverse stock split may result in the combined company being unable to obtain compliance with minimum bid price requirements for an initial listing on Nasdaq, if required, and may result in Versartis common stock being delisted from Nasdaq.

If Versartis is required pursuant to Nasdaq’s “reverse merger” rules to file an initial listing application for the combined company’s common stock and if the Reverse Stock Split Proposal is not approved by Versartis’ stockholders, the combined company will likely not be able to obtain compliance with the minimum bid price requirement for an initial listing on Nasdaq and, as a consequence, Nasdaq will immediately provide the combined company with written notification that the combined company’s common stock will be delisted.

Upon receipt of such delisting letter, the combined company will appeal the determination to the Nasdaq hearings panel, or the Hearing Panel. In addition, the board of directors of the combined company will immediately call for a second special meeting of the stockholders following the closing of the merger and request the stockholders of the combined company to approve a reverse stock split that will allow the combined company to remain in compliance with Nasdaq listing requirements. If the second special meeting has not been held before the occurrence of a hearing before the Hearing Panel, the combined company will be required to provide a plan to attain compliance. If the combined company has not regained compliance with Nasdaq listing requirements prior to such hearing, and the Hearing Panel decides to continue with delisting of the combined company, the Hearing Panel’s decision may be appealed to the Nasdaq Listing and Hearing Review Council but such appeal would not stay the delisting process.

The issuance of shares of Versartis common stock to Aravive stockholders in the merger will dilute substantially the voting power of Versartis’ current stockholders.

If the merger is completed, each outstanding share of Aravive common stock will be converted into the right to receive a number of shares of Versartis common stock equal to the Exchange Ratio determined pursuant to the Merger Agreement. Immediately following the merger, Versartis securityholders are expected to own approximately 52% of the outstanding equity securities of the combined company on a fully diluted basis, and Aravive securityholders are expected to own approximately 48% of the outstanding equity securities of the combined company on a fully diluted basis. Accordingly, the issuance of shares of Versartis common stock to Aravive stockholders in the merger will reduce significantly the relative voting power of each share of Versartis common stock held by Versartis’ current securityholders. Consequently, Versartis securityholders as a group will have significantly less influence over the management and policies of the combined company after the merger than prior to the merger.

If the combined company after the merger is unable to realize the strategic and financial benefits currently anticipated from the merger, Versartis stockholders and Aravive stockholders will have experienced substantial dilution of their ownership interests in their respective companies without receiving the expected commensurate benefit, or receiving only part of the commensurate benefit to the extent the combined company is able to realize only part of the expected strategic and financial benefits currently anticipated from the merger.

The pendency of the merger could have an adverse effect on the trading price of Versartis common stock and Versartis’ business, financial condition, results of operations or business prospects.

While there have been no significant adverse effects to date, the pendency of the merger could disrupt Versartis’ businesses in the following ways, including:

•	the attention of Versartis’ management may be directed toward the closing of the merger and related matters and may be diverted from the day-to-day business operations; and

•	third parties may seek to terminate or renegotiate their relationships with Versartis as a result of the merger, whether pursuant to the terms of their existing agreements with Versartis or otherwise.

Should they occur, any of these matters could adversely affect the trading price of Versartis common stock or harm Versartis’ financial condition, results of operations or business prospects.

Versartis is substantially dependent on Versartis’ remaining employees to facilitate the consummation of a strategic transaction.

In May 2018, Versartis reduced its workforce by thirteen employees, which represented approximately 48% of its workforce as of May 3, 2018. Versartis’ ability to successfully complete a strategic transaction depends in large part on Versartis’ ability to retain certain of its remaining personnel. Despite Versartis’ efforts to retain these employees, one or more may terminate their employment with Versartis on short notice. The loss of the services of any of these employees could potentially harm Versartis’ ability to consummate the merger, to run Versartis’ day-to-day operations, as well as fulfill Versartis’ reporting obligations as a public company.

There is no assurance that the proposed merger will be completed in a timely manner or at all. If the merger is not consummated, Versartis’ business could suffer materially and its stock price could decline.

The closing of the proposed merger is subject to a number of closing conditions, including the approval by Versartis’ stockholders of the issuance of shares of Versartis common stock pursuant to the Merger Agreement and other customary closing conditions. If the conditions are not satisfied or waived, the merger will not occur or will be delayed.

If the proposed merger is not consummated, Versartis may be subject to a number of material risks, and Versartis’ business and stock price could be adversely affected, as follows:

•	Versartis has incurred and expects to continue to incur significant expenses related to the proposed merger even if the merger is not consummated;

•	Versartis could be obligated to pay Aravive a termination fee of $2.5 million under certain circumstances pursuant to the Merger Agreement;

•	the market price of Versartis common stock may decline to the extent that the current market price reflects a market assumption that the proposed merger will be completed; and

•	Versartis may not be able to pursue an alternate merger transaction if the proposed merger with Aravive is not completed.

Risks Related to Aravive

Risks Related to Aravive’s Financial Position and Capital Requirements

Aravive has a limited operating history and has never generated any product revenue.

Aravive is a clinical-stage biopharmaceutical company with a limited operating history and has never generated any product revenue. Aravive was founded in April 2007 and its operations to date have been primarily limited to organizing and staffing its company, and developing its clinical product candidate, AVB-S6-500. Aravive has not yet successfully completed any clinical trials in the target patient population, obtained marketing approval, manufactured AVB-S6-500 product at commercial scale, or conducted sales and marketing activities that will be necessary to successfully commercialize AVB-S6-500. Consequently, predictions about Aravive’s future success or viability may not be as accurate as they could be if it had a longer operating history or a history of successfully developing and commercializing product candidates.

Even if Aravive receives regulatory approval for the sale of any of its clinical product candidate, it does not know when it will begin to generate revenue, if at all. Aravive’s ability to generate revenue depends on a number of factors, including its ability to:

•	set an acceptable price for its clinical product candidate and obtain coverage and adequate reimbursement from third-party payors;

•	establish sales, marketing, manufacturing and distribution systems;

•

add operational, financial and management information systems and personnel, including personnel to support its clinical, manufacturing and planned future clinical development and commercialization efforts and operations as a public company;

•	develop manufacturing capabilities for bulk materials and manufacture commercial quantities of its clinical product candidate at acceptable cost levels;

•	achieve broad market acceptance of its clinical product candidate in the medical community and with third-party payors and consumers;

•	attract and retain an experienced management and advisory team;

•	launch commercial sales of Aravive’s clinical product candidate, whether alone or in collaboration with others; and

•	maintain, expand and protect Aravive’s intellectual property portfolio.

Because of the numerous risks and uncertainties associated with development and manufacturing, Aravive is unable to predict if it will generate revenue. If Aravive cannot successfully execute on any of the factors listed above, Aravive’s business may not succeed, it may never generate revenue and your investment will be adversely affected.

Aravive has incurred significant losses since its inception and expects to continue to incur significant losses for the foreseeable future and may never achieve or maintain profitability.

Aravive has never generated any product revenues and it expects to continue to incur substantial and increasing losses as it continues to develop its clinical product candidate. To become and remain profitable, Aravive or its partners must succeed in developing its clinical product candidate, obtaining regulatory approval for it, and manufacturing, marketing and selling those products for which it or its partners may obtain regulatory approval. Aravive or its partners may not succeed in these activities, and Aravive may never generate revenue from product sales that is significant enough to achieve profitability. Aravive’s clinical product candidate has not been approved for marketing in the United States or any foreign jurisdiction and may never receive such approval. As a result, Aravive is uncertain when or if it will achieve profitability and, if so, whether it will be able to sustain it. Aravive’s ability to generate revenue and achieve profitability is dependent on its ability to complete development, obtain necessary regulatory approvals, manufacture and successfully market its clinical product candidate. Aravive cannot assure you that it will be profitable even if it successfully commercializes its clinical product candidate. If Aravive does successfully obtain regulatory approval to market its clinical product candidate, its revenues will be dependent, in part, upon, the size of the markets in the territories for which regulatory approval is received, the number of competitors in such markets, the price at which Aravive can offer its clinical product candidate and whether Aravive owns the commercial rights for that territory. If the indication approved by regulatory authorities is narrower than Aravive expects, or the treatment population is narrowed by competition, physician choice or treatment guidelines, Aravive may not generate significant revenue from sales of its clinical product candidate in order to achieve profitability, even if approved. Even if Aravive does achieve profitability, Aravive may not be able to sustain or increase profitability on a quarterly or annual basis. If Aravive fails to become and remain profitable the market price of its common stock and Aravive’s ability to raise capital and continue operations will be adversely affected.

To date, Aravive’s only clinical trial has been its recently completed Phase 1 clinical trial with 42 dosed subjects. Aravive expects research and development expenses to increase significantly for its products as they advance in the clinical trial and as Aravive conducts larger clinical trials. Because of numerous risks and uncertainties involved in its business, the timing or amount of increased development expenses cannot be accurately predicted and, Aravive’s expenses could increase beyond expectations if it is required by the U.S. Food and Drug Administration, or the FDA, or comparable non-U.S. regulatory authorities, to perform studies or clinical trials in addition to those it currently anticipates. Even if Aravive’s clinical product candidate is approved for commercial sale, it anticipates incurring significant costs associated with the commercial launch of and the related commercial-scale manufacturing requirements for its clinical product candidate. As a result, Aravive expects to continue to incur significant and increasing operating losses and negative cash flows for the foreseeable future. Because of the numerous risks and uncertainties associated with biopharmaceutical product development and commercialization, Aravive is unable to accurately predict the timing or amount of future expenses or when, or if, it will be able to achieve or maintain profitability. These losses have had and will continue to have an adverse effect on its financial position and working capital. As of December 31, 2017, Aravive had an accumulated deficit of $12.0 million and as of March 31, 2018, Aravive had an accumulated deficit of $12.9 million.

Aravive will require additional capital to fund its operations, and if Aravive fails to obtain necessary financing, it may not be able to complete the development and commercialization of its clinical product candidate.

Aravive expects to spend substantial amounts to complete the development of, seek regulatory approvals for and commercialize Aravive’s clinical product candidate. Even with the expected cash reserves of the combined company, Aravive will require substantial additional capital to complete the development and potential commercialization of its clinical product candidate and the development of other product candidates, if any. If Aravive is unable to raise capital or find appropriate partnering or licensing collaborations, when needed or on acceptable terms, it could be forced to delay, reduce or eliminate one or more of its development programs or any future commercialization efforts. In addition, attempting to secure additional financing may divert the time and attention of its management from day-to-day activities and harm its development efforts.

Based upon its current operating plan, Aravive believes that the expected cash reserves of the combined company will enable it to fund its currently planned Phase 1b/2 clinical trial for ovarian cancer and potentially one or two additional clinical trials in different indications. Aravive’s estimate as to what it will be able to accomplish is based on assumptions that may prove to be inaccurate, and it could exhaust its available capital resources sooner than is currently expected. Because the length of time and activities associated with successful development of its clinical product candidate is highly uncertain, Aravive is unable to estimate the actual funds it will require for development and any approved marketing and commercialization activities. Aravive’s future funding requirements, both near and long-term, will depend on many factors, including, but not limited to:

•	the initiation, progress, timing, costs and results of Aravive’s planned clinical trials;

•	the number of product candidates it pursues;

•	the outcome, timing and cost of meeting regulatory requirements established by the FDA, the European Medicines Agency, or EMA, and other comparable foreign regulatory authorities;

•	the cost of filing, prosecuting, defending and enforcing its patent claims and other intellectual property rights;

•	the cost of defending potential intellectual property disputes, including any patent infringement actions brought by third parties against Aravive now or in the future;

•	the effect of competing technological and market developments;

•	the cost of establishing sales, marketing and distribution capabilities in regions where Aravive chooses to commercialize its clinical product candidate on its own; and

•	the initiation, progress, timing and results of the commercialization of its clinical product candidate, if approved, for commercial sale.

Additional funding may not be available on acceptable terms, or at all. If Aravive is unable to raise additional capital in sufficient amounts or on terms acceptable to it, Aravive may have to significantly delay, scale back or discontinue the development or commercialization of its clinical product candidate or potentially discontinue operations. Aravive may also seek collaborators for one or more of its current or future product candidates at an earlier stage than otherwise would be desirable or on terms that are less favorable than might otherwise be available. Any of these events could significantly harm its business, financial condition and prospects.

Raising additional funds by issuing securities may cause dilution to existing stockholders, and raising funds through lending and licensing arrangements may restrict Aravive’s operations or require it to relinquish proprietary rights.

Aravive expects that significant additional capital will be needed in the future to continue its planned operations and commercialize its clinical product candidate. Until such time, if ever, as Aravive can generate substantial product revenues, Aravive expects to finance its cash needs through a combination of equity offerings, debt financings, strategic alliances and license and development agreements in connection with any collaborations. Neither Aravive nor Versartis currently have any committed external source of funds. To the extent that Versartis raises additional capital by issuing equity securities, existing stockholders’ ownership may experience substantial dilution, and the terms of these securities may include liquidation or other preferences that adversely affect your rights as a common stockholder. Debt financing and preferred equity financing, if available, may involve agreements that include covenants limiting or restricting Aravive’s or Versartis’ ability to take specific actions, such as incurring additional debt, making capital expenditures, declaring dividends, creating liens, redeeming its stock or making investments.

If Aravive or Versartis raise additional funds through collaborations, strategic alliances or marketing, distribution or licensing arrangements with third parties, it may have to relinquish valuable rights to its technologies, future revenue streams, research programs or product candidates or grant licenses on terms that may not be favorable to Aravive. If either Aravive or Versartis is unable to raise additional funds through equity or debt financings when needed, or through collaborations, strategic alliances or marketing, distribution or licensing arrangements with third parties on acceptable terms, Aravive may be required to delay, limit, reduce or terminate its product development or future commercialization efforts or grant rights to develop and market product candidates that it would otherwise develop and market.

Risks Related To Aravive’s Business

Reliance on government funding for Aravive’s programs may impose requirements that limit Aravive’s ability to take certain actions, and subject it to potential financial penalties, which could materially and adversely affect its business, financial condition and results of operations.

A significant portion of Aravive’s funding has been through a grant it received from the Cancer Prevention and Research Institute of Texas, or CPRIT. The CPRIT Grant (as defined below) includes provisions that reflect the government’s substantial rights and remedies, many of which are not typically found in commercial contracts, including powers of the government to potentially require repayment of all or a portion of the grant proceeds, in certain cases with interest, in the event Aravive violates certain covenants pertaining to various matters that include any potential relocation outside of the State of Texas. The CPRIT Grant contract terminates on May 31, 2019.

Aravive’s award from CPRIT requires it to pay CPRIT a portion of its revenues from sales of certain products by it, or received from its licensees or sublicensees, at a percentage of revenue in the low single digits until the aggregate amount of such payments equals a specified multiple of the grant amount, and thereafter at a rate of less than one percent for as long as Aravive maintains government exclusivity, subject to Aravive’s right, under certain circumstances, to make a one-time payment in a specified amount to CPRIT to terminate such payment obligations. In addition, the grant contract also contains a provision that provides for repayment to CPRIT of some amount not to exceed the full amount of the grant proceeds under certain specified circumstances involving relocation of Aravive’s principal place of business outside Texas.

The CPRIT Grant requires Aravive, as a Texas based company, to meet certain criteria, including among other things, that Aravive maintain its headquarters in Texas and use certain vendors, consultants and employees that are located in Texas. As Aravive expands its operations, it will need to hire additional qualified personnel with expertise in preclinical testing, clinical research and testing, government regulation, formulation and manufacturing, sales and marketing and accounting and financing located in Texas. Aravive will compete for qualified individuals with numerous biopharmaceutical companies, universities and other research institutions. Competition for such individuals is intense, and there can be no assurance that the search for such personnel will be successful, especially in light of the territorial restrictions imposed by CPRIT. Attracting and retaining qualified personnel will be critical to Aravive’s access to the CPRIT Grant.

If Aravive fails to maintain compliance with any such requirements that may apply to it now or in the future, it may be subject to potential liability and to termination of its contracts, including potentially the CPRIT Grant.

Aravive relies on licenses to use various technologies that are material to its business and if the agreements underlying the licenses were to be terminated or if other rights that may be necessary for commercializing its intended products cannot be obtained, it would halt Aravive’s ability to market its products and technology, as well as have an immediate material adverse effect on Aravive’s business, operating results and financial condition.

Aravive’s prospects are significantly dependent upon its license with Stanford University, or the Stanford License. The Stanford License grants Aravive exclusive, worldwide rights to certain existing patents and related intellectual property that cover Aravive-S6-500, the lead development candidate selected from the AVB-S6 family of proteins. If Aravive breaches the terms of the Stanford License, including any failure to make minimum royalty payments required thereunder or failure to reach certain developmental milestones and by certain deadlines or other factors, including but not limited to, the failure to comply with material terms of the Stanford License, the licensor has the right to terminate the license. If Aravive were to lose or otherwise be unable to maintain the license on acceptable terms, or find that it is necessary or appropriate to secure new licenses from other third parties, Aravive would not be able to market Aravive’s products and technology, which would likely require it to cease its current operations which would have an immediate material adverse effect on its business, operating results and financial condition.

Aravive currently only has one clinical product candidate in clinical development and is dependent on the success of this product candidate, which requires significant additional clinical testing before seeking regulatory approval. If its clinical product candidate does not receive regulatory approval or is not successfully commercialized, Aravive’s business may be harmed.

Aravive currently is developing one clinical product candidate, AVB-S6-500, as a potential treatment for several types of cancer and fibrosis. AVB-S6-500 is currently being tested in clinical trials and to date, Aravive has not had any product candidate that has been in late-stage clinical development or approved for commercial sale. It is possible that Aravive may never be able to develop a marketable product candidate. Aravive’s main focus and the investment of a significant portion of its efforts and financial resources has been in the development of AVB-S6-500, for which it has recently completed a Phase 1 clinical trial. Aravive expects that a substantial portion of its efforts and expenditures over the next few years will be devoted to AVB-S6-500, which is initially being developed for the treatment of ovarian cancer. Accordingly, Aravive’s business currently depends heavily on the successful development, regulatory approval and commercialization of AVB-S6-500. Aravive’s clinical product candidate may not receive regulatory approval or be successfully commercialized even if regulatory approval is received. The research, testing, manufacturing, labeling, approval, sale, marketing and distribution of product candidates are and will remain subject to extensive regulation by the FDA and other regulatory authorities in the United States and other countries that each have differing regulations. Aravive is not permitted to market its product in the United States until it receives approval of a biologics license application, or BLA, from the FDA, or in any foreign countries until it receives the requisite approval from such countries. Aravive has never submitted a BLA to the FDA or comparable applications to other regulatory authorities and does not expect to be in a position to do so for the foreseeable future. Obtaining approval of a BLA is an extensive, lengthy, expensive and inherently uncertain process, and the FDA may delay, limit or deny approval of its product for many reasons.

Aravive’s success depends largely upon its ability to advance its clinical product candidate, which is in early stages of development, through the various stages of drug development. If Aravive is unable to successfully advance or develop its clinical product candidate, its business will be materially harmed.

Aravive’s clinical product candidate is in early stages of clinical development and its commercial viability remains subject to the successful outcome of future preclinical studies, clinical trials, manufacturing processes, regulatory approvals and the risks generally inherent in the development of pharmaceutical product candidates. Failure to advance the development of Aravive’s clinical product candidate may have a material adverse effect on Aravive’s business. The long-term success of Aravive’s business ultimately depends upon Aravive’s ability to advance the development of its clinical product candidate through clinical trials, appropriately formulate and consistently manufacture them in accordance with strict specifications and regulations, obtain approval of Aravive’s clinical product candidate for sale by the FDA or similar regulatory authorities in other countries, and ultimately have its clinical product candidate successfully commercialized by Aravive or a strategic partner or licensee. Aravive cannot assure you that the results of its ongoing or future research, preclinical studies or clinical trials will support or justify the continued development of Aravive’s clinical product candidate, or that Aravive will ultimately receive approval from the FDA, or similar regulatory authorities in other countries, to advance the development of its clinical product candidate.

Aravive’s clinical product candidate must satisfy rigorous regulatory standards of safety, efficacy and manufacturing before Aravive can advance or complete their development and before they can be approved for sale by the FDA or similar regulatory authorities in other countries. To satisfy these standards, Aravive must engage in expensive and lengthy studies and clinical trials, develop acceptable and cost effective manufacturing processes, and obtain regulatory approval of Aravive’s clinical product candidate. Despite these efforts, Aravive’s clinical product candidate may not:

•

demonstrate clinically meaningful therapeutic or other medical benefits as compared to a patient receiving no treatment or over existing drugs or other product candidates in development to treat the same patient population;

•	be shown to be safe and effective in future preclinical studies or clinical trials;

•	have the desired therapeutic or medical effects;

•	be tolerable or free from undesirable or unexpected side effects;

•	meet applicable regulatory standards;

•	be capable of being appropriately formulated and manufactured in commercially suitable quantities or scale and at an acceptable cost; or

•	be successfully commercialized by Aravive or by its licensees or collaborators.

Even if Aravive demonstrates favorable results in preclinical studies and early-stage clinical trials, it cannot assure you that the results of late-stage clinical trials will be sufficient to support the continued development of Aravive’s clinical product candidate. Many, if not most, companies in the pharmaceutical and biopharmaceutical industries have experienced significant delays, setbacks and failures in all stages of development, including late-stage clinical trials, even after achieving promising results in preclinical testing or early-stage clinical trials. Accordingly, results from completed preclinical studies and early-stage clinical trials of Aravive’s clinical product candidate may not be predictive of the results Aravive may obtain in future late-stage trials. Furthermore, even if the data collected from preclinical studies and clinical trials involving any of Aravive’s clinical product candidate demonstrate a satisfactory safety, tolerability and efficacy profile, such results may not be sufficient to obtain regulatory approval from the FDA in the United States, or other similar regulatory agencies in other jurisdictions, which is required to market and sell the product.

Clinical trials are risky, lengthy and expensive. Aravive incurs substantial expense for, and devotes significant time and resources to, preclinical testing and clinical trials, yet cannot be certain that these tests and trials will demonstrate that a product candidate is effective and well-tolerated, or will ever support its approval and commercial sale. For example, clinical trials require adequate supplies of clinical trial material and sufficient patient enrollment to power the study. Delays in patient enrollment can result in increased costs and longer development times. Even if Aravive, or a licensee or collaborator, if applicable, successfully complete clinical trials for Aravive’s clinical product candidate, Aravive or they might not file the required regulatory submissions in a timely manner and may not receive marketing approval for the clinical product candidate. Aravive cannot assure you that its clinical product candidate will successfully progress further through the drug development process, or ultimately will result in an approved and commercially viable product.

Aravive has limited experience as a company conducting clinical trials.

Aravive is an early stage clinical stage company and its success is dependent upon its ability to obtain regulatory approval for and commercialization of its clinical product candidate, and it has not demonstrated an ability to perform the functions necessary for the approval or successful commercialization of any product candidate. The successful commercialization of any product candidate may require Aravive to perform a variety of functions, including:

•	continuing to undertake preclinical development and successfully enroll subjects in clinical trials;

•	participating in regulatory approval processes;

•	formulating and manufacturing products; and

•	conducting sales and marketing activities.

Aravive has limited experience conducting and enrolling subjects in clinical trials. While certain members of Aravive’s management and staff have significant experience in conducting clinical trials, to date, Aravive has not successfully completed any clinical trials as a company. Until recently, Aravive’s operations have been limited primarily to organizing and staffing its company, acquiring, developing and securing its proprietary technology and preparing for clinical trials of Aravive’s clinical product candidate. These operations provide a limited basis to assess Aravive’s ability to develop and commercialize its clinical product candidate.

Although Aravive has recruited a team that has significant experience with managing clinical trials, it has limited experience as a company in conducting its own clinical trials. In part because of this lack of experience, Aravive cannot guarantee that planned clinical trials will be completed on time, if at all. Large-scale trials require significant additional financial and management resources, monitoring and oversight, and reliance on third-party clinical investigators, consultants or contract research organizations, or CROs. Relying on third-party clinical investigators, CROs and manufacturers, which are all also subject to governmental oversight and regulations, may also cause Aravive to encounter delays that are outside of its control.

If Aravive fails to continue to develop and refine the dosage of its clinical product candidate, it may not obtain regulatory approvals, and even if approved, the commercial acceptance of its clinical product candidate would likely be limited.

In Aravive’s Phase 1 trial, it used doses ranging from 1 mg per kg per week to 10 mg per kg per week. Aravive believes that in order for its clinical product candidate to be commercially successful it may need to continue to refine its dosage. Increasing the dosage of the clinical product candidate may affect the safety profile of the clinical product candidate and manufacturing needs.

If the actual or perceived therapeutic benefits, or the safety or tolerability profile of Aravive’s clinical product candidate is not equal to or superior to other competing treatments approved for sale or in clinical development, Aravive may terminate the development of its clinical product candidate at any time, and Aravive’s business prospects and potential profitability could be harmed.

Aravive is aware of a number of companies marketing or developing product candidates for the treatment of patients with cancer that are either approved for sale or further advanced in clinical development than Aravive’s, such that their time to approval and commercialization may be shorter than that for Aravive’s clinical product candidate.

Currently, there are no approved biological drugs related to GAS6/AXL inhibition. However, if ever approved, Aravive’s clinical product candidate would indirectly compete with drugs approved to treat various types of cancer, such as those that regulate T-cell proliferation, including nivolumab, pembrolizumab, atezolizumab and other small molecule chemically manufactured drugs that target this pathway or other classes of drugs that are used for the clinical indications that Aravive is currently pursuing in clinic.

If at any time Aravive believes that its clinical product candidate may not provide meaningful or differentiated therapeutic benefits, perceived or real, equal to or better than its competitor’s products or product candidates, or Aravive believes that its clinical product candidate may not have as favorable a safety or tolerability profile as potentially competitive compounds, Aravive may delay or terminate the future development of its clinical product candidate. Aravive cannot provide any assurance that the future development of its clinical product candidate will demonstrate any meaningful therapeutic benefits over potentially competitive compounds currently approved for sale or in development, or an acceptable safety or tolerability profile sufficient to justify its continued development.

For its planned Phase 1b/2 clinical trial testing AVB-S6-500 in patients with ovarian cancer, Aravive intends to administer its clinical product candidate in combination with other approved standard of care drugs. Any problems obtaining the standard of care drugs could result in a delay or interruption in its clinical trials.

For its planned Phase 1b/2 clinical trial of AVB-S6-500 for the treatment of patients with ovarian cancer, Aravive intends to administer its clinical product candidate in combination with already approved standard of care drugs. Therefore, Aravive’s success will be dependent upon the continued use of these other standard of care drugs. Aravive expects that in any other clinical trials it conducts for additional indications, its clinical product candidate will also be administered in combination with drugs owned by third parties. If any of the standard of care drugs that are used in Aravive’s clinical trials are unavailable while the trials are continuing, the timeliness and commercialization costs could be impacted. In addition, if any of these other drugs are determined to have safety of efficacy problems, Aravive’s clinical trials and commercialization efforts would be adversely affected.

Aravive’s clinical product candidate may exhibit undesirable side effects when used alone or in combination with other approved pharmaceutical products, which may delay or preclude its development or regulatory approval, or limit its use if ever approved.

Throughout the drug development process, Aravive must continually demonstrate the activity, safety and tolerability of its clinical product candidate in order to obtain regulatory approval to further advance its clinical development, or to eventually market it. Even if Aravive’s clinical product candidate demonstrates adequate biologic activity and clear clinical benefit, any unacceptable side effects or adverse events, when administered alone or in the presence of other pharmaceutical products, may outweigh these potential benefits. Aravive may observe adverse or serious adverse events or drug-drug interactions in preclinical studies or clinical trials of Aravive’s clinical product candidate, which could result in the delay or termination of its development, prevent regulatory approval, or limit its market acceptance if it is ultimately approved.

For its clinical product candidate, Aravive relies upon one third party to manufacture its drug substance. Any problems experienced by either its third-party manufacturer or its vendors could result in a delay or interruption in the supply of its clinical product candidate to Aravive until the third-party manufacturer or its vendor cures the problem or until Aravive locates and qualifies an alternative source of manufacturing and supply.

For its clinical product candidate, Aravive currently relies on one third-party manufacturer located in China to manufacture its clinical product candidate for its clinical studies and that manufacturer purchases from its third-party vendors and transports the materials necessary to produce its clinical product candidate, such as the required reagents and containers. If the third-party manufacturer were to experience any prolonged disruption for Aravive’s manufacturing, Aravive could be forced to seek additional third-party manufacturing contracts, thereby increasing its development costs and negatively impacting its timelines and any commercialization costs.

If Aravive’s manufacturer is not able to manufacture sufficient quantities of its clinical product candidate, Aravive’s development activities would be impaired. In addition, the manufacturing facility where Aravive’s clinical product candidate is manufactured is subject to ongoing, periodic inspection by the FDA or other comparable regulatory agencies to ensure compliance with current Good Manufacturing Practice, or cGMP. Any failure to follow and document the manufacturer’s adherence to such cGMP regulations or other regulatory requirements may lead to significant delays in the availability of clinical bulk drug substance and finished product for clinical trials, which may result in the termination of or a hold on a clinical trial, or may delay or prevent filing or approval of marketing applications for Aravive’s clinical product candidate. Aravive also may encounter problems with the following:

•	achieving adequate or clinical-grade materials that meet FDA or other comparable regulatory agency standards or specifications with consistent and acceptable production yield and costs;

•	Aravive’s contract manufacturers failing to develop an acceptable formulation to support late-stage clinical trials for, or the commercialization of, Aravive’s clinical product candidate;

•

Aravive’s contract manufacturer being unable to increase the scale of or the capacity for, or reformulate the form of Aravive’s clinical product candidate, which may cause Aravive to experience a shortage in supply, or cause the cost to manufacture Aravive’s clinical product candidate to increase. Aravive cannot assure you that Aravive’s contract manufacturers will be able to manufacture Aravive’s clinical product candidate at a suitable commercial scale, or that Aravive will be able to find alternative manufacturers acceptable to Aravive that can do so;

•	Aravive’s contract manufacturer placing a priority on the manufacture of other customers’ or its own products, rather than Aravive’s products;

•

Aravive’s contract manufacturer or its vendors failing to perform as agreed, including failing to properly package, transport or store Aravive’s clinical product candidate or its reagents, or exiting from the contract manufacturing business;

•	Aravive’s contract manufacturers’ plants being closed as a result of regulatory sanctions or a natural disaster;

•	shortages of qualified personnel, raw materials or key contractors;

•	Aravive’s contract manufacturers failing to obtain FDA approval for commercial scale manufacturing; and

•	ongoing compliance with cGMP regulations and other requirements of the FDA or other comparable regulatory agencies.

If Aravive encounters any of these problems or is otherwise delayed, or if the cost of manufacturing in the China facility is not economically feasible or Aravive cannot find another third-party manufacturer, Aravive may not be able to produce its clinical product candidate in a sufficient quantity to meet future demand.

In addition, since Aravive relies on a third-party manufacturer located in China, its business is subject to risks associated with doing business in China, including:

•	adverse political and economic conditions, particularly those potentially negatively affecting the trade relationship between the United States and China;

•	trade protection measures, such as tariff increases, and import and export licensing and control requirements;

•	potentially negative consequences from changes in tax laws;

•	difficulties associated with the Chinese legal system, including increased costs and uncertainties associated with enforcing contractual obligations in China;

•	historically lower protection of intellectual property rights;

•	changes and volatility in currency exchange rates;

•	unexpected or unfavorable changes in regulatory requirements;

•	possible patient or physician preferences for more established pharmaceutical products and medical devices manufactured in the United States; and

•	difficulties in managing foreign relationships and operations generally.

These risks are likely to be exacerbated by Aravive’s limited experience with its current products and manufacturing processes. If demand for Aravive products materializes, it may have to invest additional resources to purchase materials, hire and train employees, and enhance its manufacturing processes. It may not be possible for Aravive to manufacture its clinical product candidate at a cost or in quantities sufficient to make its clinical product candidate commercially viable. Any of these factors may affect Aravive’s ability to manufacture its products and could reduce gross margins and profitability.

Reliance on third-party manufacturers and suppliers entails risks to which Aravive would not be subject if Aravive manufactured its clinical product candidate itself, including:

•	reliance on the third parties for regulatory compliance and quality assurance;

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the possible breach of the manufacturing agreements by the third parties because of factors beyond Aravive’s control or the insolvency of any of these third parties or other financial difficulties, labor unrest, natural disasters or other factors adversely affecting their ability to conduct their business; and

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possibility of termination or non-renewal of the agreements by the third parties, at a time that is costly or inconvenient for us, because of Aravive’s breach of the manufacturing agreement or based on their own business priorities.

If Aravive’s contract manufacturer or its suppliers fail to deliver the required commercial quantities of Aravive’s clinical product candidate required for Aravive’s clinical trials and, if approved, for commercial sale, on a timely basis and at commercially reasonable prices, and Aravive is unable to find one or more replacement manufacturers or suppliers capable of production at a substantially equivalent cost, in substantially equivalent volumes and quality, and on a timely basis, Aravive would likely be unable to meet demand for Aravive’s products and would have to delay or terminate Aravive’s pre-clinical or clinical trials, and Aravive would lose potential revenue. It may also take a significant period of time to establish an alternative source of supply for Aravive’s clinical product candidate and to have any such new source approved by the FDA or any applicable foreign regulatory authorities. Furthermore, any of the above factors could cause the delay or suspension of initiation or completion of clinical trials, regulatory submissions or required approvals of Aravive’s clinical product candidate, cause it to incur higher costs and could prevent us from commercializing Aravive’s clinical product candidate successfully.

Aravive may not be able to manufacture its clinical product candidate in sufficient quantities to commercialize Aravive’s clinical product candidate.

In order to receive FDA approval of its clinical product candidate, Aravive will need to manufacture such clinical product candidate in larger quantities. Aravive’s third party manufacturer may not be willing or able to increase successfully the manufacturing capacity for its clinical product candidate in a timely or economic manner, or at all. In the event FDA approval is received, Aravive will need to increase production of its clinical product candidate. Significant scale-up of manufacturing may require additional validation studies, which the FDA must review and approve. If Aravive is unable to successfully increase the manufacturing capacity for its clinical product candidate, the clinical trials as well as the regulatory approval or commercial launch of Aravive’s clinical product candidate may be delayed or there may be a shortage in supply. Aravive’s clinical product candidate requires precise, high quality manufacturing. Failure to achieve and maintain high quality manufacturing, including the incidence of manufacturing errors, could result in patient injury or death, delays or failures in testing or delivery, cost overruns or other problems that could harm Aravive’s business, financial condition and results of operations.

In the event that Aravive needs to change its third-party contract manufacturer, its preclinical studies or its clinical trials, the commercialization of its clinical product candidate could be delayed, adversely affected or terminated, or such a change may result in the need for Aravive to incur significantly higher costs, which could materially harm Aravive’s business.

Due to various regulatory restrictions in the United States and many other countries, as well as potential capacity constraints on manufacturing that occur from time-to-time in Aravive’s industry, various steps in the manufacture of Aravive’s clinical product candidate is solely-sourced from certain contract manufacturers. In accordance with cGMPs, changing manufacturers may require the re-validation of manufacturing processes and procedures, and may require further preclinical studies or clinical trials to show comparability between the materials produced by different manufacturers. Changing Aravive’s current or future contract manufacturers may be difficult, if not impossible for Aravive, and could be extremely costly if Aravive does make such a change, which could result in Aravive’s inability to manufacture its clinical product candidate for an extended period of time and a delay in the development of its clinical product candidate. Further, in order to maintain its development timelines in the event of a change in a third-party contract manufacturer, Aravive may incur significantly higher costs to manufacture its clinical product candidate.

If third-party vendors, upon whom Aravive relies to conduct its preclinical studies or clinical trials, do not perform or fail to comply with strict regulations, these studies or trials may be delayed, terminated, or fail, or Aravive could incur significant additional expenses, which could materially harm its business.

Aravive has limited resources dedicated to designing, conducting and managing Aravive’s preclinical studies and clinical trials. Aravive has historically relied on, and intends to continue to rely on, third parties, including clinical research organizations, or CROs, consultants and principal investigators, to assist it in designing, managing, conducting, monitoring and analyzing the data from its preclinical studies and clinical trials. Aravive relies on these vendors and individuals to perform many facets of the clinical development process on its behalf, including conducting preclinical studies, the recruitment of sites and subjects for participation in Aravive’s clinical trials, maintenance of good relations with the clinical sites, and ensuring that these sites are conducting Aravive’s trials in compliance with the trial protocol and applicable regulations. If these third parties fail to perform satisfactorily, or do not adequately fulfill their obligations under the terms of Aravive’s agreements with them, Aravive may not be able to enter into alternative arrangements without undue delay or additional expenditures, and therefore the preclinical studies and clinical trials of Aravive’s clinical product candidate may be delayed or prove unsuccessful.

Further, the FDA, the EMA, or similar regulatory authorities in other countries, may inspect some of the clinical sites participating in Aravive’s clinical trials or Aravive’s third-party vendors’ sites to determine if Aravive’s clinical trials are being conducted according to good clinical practices, or GCPs, or similar regulations. If Aravive or a regulatory authority determine that Aravive’s third-party vendors are not in compliance with, or have not conducted Aravive’s clinical trials according to applicable regulations, Aravive may be forced to exclude certain data from the results of the trial, or delay, repeat or terminate such clinical trials.

Aravive relies on third parties to conduct, supervise and monitor Aravive’s clinical trials, and if those third parties perform in an unsatisfactory manner, it may harm Aravive’s business.

Aravive relies on CROs and clinical trial sites to ensure the proper and timely conduct of its clinical trials, and Aravive expects to have limited influence over their actual performance.

Aravive also relies upon CROs to monitor and manage data for its clinical programs, as well as the execution of future nonclinical studies. Aravive expects to control only certain aspects of its CROs’ activities. Nevertheless, Aravive will be responsible for ensuring that each of its studies is conducted in accordance with the applicable protocol, legal, regulatory and scientific standards and Aravive’s reliance on the CROs does not relieve Aravive of its regulatory responsibilities.

Aravive and its CROs will be required to comply with the Good Laboratory Practices and GCPs, which are regulations and guidelines enforced by the FDA and are also required by the Competent Authorities of the Member States of the European Economic Area and comparable foreign regulatory authorities in the form of International Conference on Harmonization of Technical Requirements for Pharmaceuticals for Human Use guidelines for any of Aravive’s product candidates that are in preclinical and clinical development. The Regulatory authorities enforce GCPs through periodic inspections of trial sponsors, principal investigators and clinical trial sites. If Aravive or its CROs fail to comply with GCPs, the clinical data generated in its clinical trials may be deemed unreliable and the FDA or comparable foreign regulatory authorities may require Aravive to perform additional clinical trials before approving Aravive’s marketing applications. Accordingly, if Aravive’s CROs fail to comply with these regulations or fail to recruit a sufficient number of subjects, Aravive may be required to repeat clinical trials, which would delay the regulatory approval process.

Aravive’s CROs will not be its employees, and Aravive will not control whether or not they devote sufficient time and resources to its future clinical and nonclinical programs. These CROs may also have relationships with other commercial entities, including Aravive’s competitors, for whom they may also be conducting clinical trials, or other drug development activities which could harm its competitive position. Aravive faces the risk of potential unauthorized disclosure or misappropriation of its intellectual property by CROs, which may reduce Aravive’s trade secret protection and allow its potential competitors to access and exploit its proprietary technology. If its CROs do not successfully carry out their contractual duties or obligations, fail to meet expected deadlines, or if the quality or accuracy of the clinical data they obtain is compromised due to the failure to adhere to Aravive’s clinical protocols or regulatory requirements or for any other reasons, its clinical trials may be extended, delayed or terminated, and it may not be able to obtain regulatory approval for, or successfully commercialize any product candidate that it develops. As a result, Aravive’s financial results and the commercial prospects for any product candidate that it develops would be harmed, its costs could increase, and its ability to generate revenues could be delayed.

If Aravive’s relationship with these CROs terminate, it may not be able to enter into arrangements with alternative CROs or do so on commercially reasonable terms. Switching or adding additional CROs involves substantial cost and requires management time and focus. In addition, there is a natural transition period when a new CRO commences work. As a result, delays occur, which can materially impact Aravive’s ability to meet its desired clinical development timelines. Though Aravive intends to carefully manage its relationships with Aravive’s CROs, there can be no assurance that it will not encounter challenges or delays in the future or that these delays or challenges will not have an adverse impact on its business, financial condition and prospects.

Aravive may seek to selectively establish collaborations, and, if it is unable to establish them on commercially reasonable terms, it may have to alter its development and commercialization plans.

Aravive’s product development programs and the potential commercialization of its clinical product candidate will require substantial additional cash to fund expenses. For some of its product candidates Aravive may decide to collaborate with governmental entities or additional pharmaceutical and biotechnology companies for the development and potential commercialization of its product candidates.

Aravive faces significant competition in seeking appropriate collaborators. Whether Aravive reaches a definitive agreement for a collaboration will depend, among other things, upon its assessment of the collaborator’s resources and expertise, the terms and conditions of the proposed collaboration and the proposed collaborator’s evaluation of a number of factors. Those factors may include the design or results of clinical trials, the likelihood of approval by the FDA or similar regulatory authorities outside the United States, the potential market for the subject product candidate, the costs and complexities of manufacturing and delivering such product candidate to patients, the potential of competing products, the existence of uncertainty with respect to Aravive’s ownership of technology, which can exist if there is a challenge to such ownership without regard to the merits of the challenge and industry and market conditions generally. The collaborator may also consider alternative product candidates for similar indications that may be available to collaborate on and whether such a collaboration could be more attractive than the one with Aravive for its product candidate.

Aravive’s future success depends on its ability to retain executive officers and attract, retain and motivate qualified personnel.

Aravive is highly dependent on its executive officers and the other principal members of the executive and scientific teams. The employment of Aravive’s executive officers are at-will and Aravive’s executive officers may terminate their employment at any time. The loss of the services of any of Aravive’s senior executive officers could impede the achievement of Aravive’s research, development and commercialization objectives. Aravive does not maintain “key person” insurance for any executive officer or employee.

Recruiting and retaining qualified scientific, clinical, manufacturing and sales and marketing personnel is also critical to Aravive’s success. Aravive may not be able to attract and retain these personnel on acceptable terms given the competition among numerous pharmaceutical and biotechnology companies for similar personnel especially in light of the CPRIT Grant requirements, including the requirement that Aravive maintain its headquarters in Texas and use certain vendors, consultants and employees that are located in Texas. Aravive also experiences competition for the hiring of scientific and clinical personnel from universities and research institutions. Aravive’s industry has experienced an increasing rate of turnover of management and scientific personnel in recent years. In addition, Aravive relies on consultants and advisors, including scientific and clinical advisors, to assist it in devising Aravive’s research and development and commercialization strategy. Aravive’s consultants and advisors may be employed by third parties and have commitments under consulting or advisory contracts with other entities that may limit their availability to advance Aravive’s strategic objectives. If any of these advisors or consultants can no longer dedicate a sufficient amount of time to the company, Aravive’s business may be harmed.

Many of the other pharmaceutical companies that Aravive competes against for qualified personnel and consultants have greater financial and other resources, different risk profiles and a longer history in the industry than Aravive. They also may provide more diverse opportunities and better chances for career advancement. Some of these characteristics may be more appealing to high-quality candidates and consultants than what it has to offer. If Aravive is unable to continue to attract and retain high-quality personnel and consultants, the rate and success at which it can select and develop its clinical product candidate and its business will be limited.

Aravive will need to expand its organization, and may experience difficulties in managing this growth, which could disrupt operations.

Aravive’s future financial performance, its ability to commercialize its clinical product candidate, and its ability to compete effectively will depend, in part, on Aravive’s ability to effectively manage any future growth. As of August 1, 2018, Aravive had five full time employees. Aravive expects to hire additional employees for Aravive’s managerial, clinical, scientific and engineering, operational, manufacturing, sales and marketing teams. Aravive may have operational difficulties in connection with identifying, hiring and integrating new personnel, especially in light of the CPRIT Grant requirements, including the requirement that Aravive maintain its headquarters in Texas and use certain vendors, consultants and employees that are located in Texas. Future growth would impose significant additional responsibilities on its management, including the need to identify, recruit, maintain, motivate and integrate additional employees, consultants and contractors. Also, Aravive’s management may need to divert a disproportionate amount of its attention away from Aravive’s day-to-day activities and devote a substantial amount of time to managing these growth activities. Aravive may not be able to effectively manage the expansion of its operations, which may result in weaknesses in its infrastructure, give rise to operational mistakes, loss of business opportunities, loss of employees and reduced productivity among remaining employees. Aravive’s expected growth could require significant capital expenditures and may divert financial resources from other projects, such as the development of its clinical product candidate. If Aravive is unable to effectively manage its growth, its expenses may increase more than expected, its ability to generate and/or grow revenues could be reduced, and Aravive may not be able to implement its business strategy.

Risks Related to Clinical Development, Regulatory Approval and Commercialization

If the results from preclinical studies or clinical trials of Aravive’s clinical product candidate are unfavorable, Aravive could be delayed or precluded from the further development or commercialization of its clinical product candidate, which could materially harm Aravive’s business.

In order to further advance the development of, and ultimately receive marketing approval to sell Aravive’s clinical product candidate, Aravive must conduct extensive preclinical studies and clinical trials to demonstrate its safety and efficacy to the satisfaction of the FDA or similar regulatory authorities in other countries, as the case may be. Preclinical studies and clinical trials are expensive, complex, can take many years to complete, and have highly uncertain outcomes. Delays, setbacks, or failures can and do occur at any time, and in any phase of preclinical or clinical testing, and can result from concerns about safety, tolerability, toxicity, a lack of demonstrated biologic activity or improved efficacy over similar products that have been approved for sale or are in more advanced stages of development, poor study or trial design, and issues related to the formulation or manufacturing process of the materials used to conduct the trials. The results of prior preclinical studies or early-stage clinical trials are not predictive of the results Aravive may observe in late-stage clinical trials. In many cases, product candidates in clinical development may fail to show the desired tolerability, safety and efficacy characteristics, despite having favorably demonstrated such characteristics in preclinical studies or early-stage clinical trials.

In addition, Aravive may experience numerous unforeseen events during, or as a result of, preclinical studies and the clinical trial process, which could delay or impede Aravive’s ability to advance the development of, receive marketing approval for, or commercialize its clinical product candidate, including, but not limited to:

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communications with the FDA, or similar regulatory authorities in different countries, regarding the scope or design of a trial or trials, or placing the development of a product candidate on clinical hold or delaying the next phase of development until questions or issues are satisfactorily resolved, including performing additional studies to answer their queries;

•	regulatory authorities or institutional review boards, or IRBs, not authorizing Aravive to commence or conduct a clinical trial at a prospective trial site;

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enrollment in Aravive’s clinical trials being delayed, or proceeding at a slower pace than Aravive expected, because Aravive has difficulty recruiting participants or participants drop out of Aravive’s clinical trials at a higher rate than Aravive anticipated;

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Aravive’s third-party contractors, upon whom Aravive relies to conduct preclinical studies, clinical trials and the manufacturing of Aravive’s clinical trial materials, failing to comply with regulatory requirements or meet their contractual obligations to Aravive in a timely manner;

•	having to suspend or ultimately terminate a clinical trial if participants are being exposed to unacceptable health or safety risks;

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regulatory authorities or IRBs requiring that Aravive hold, suspend or terminate its preclinical studies and clinical trials for various reasons, including non-compliance with regulatory requirements; and

•	the supply or quality of material necessary to conduct Aravive’s preclinical studies or clinical trials being insufficient, inadequate or unavailable.

Even if the data collected from preclinical studies or clinical trials involving Aravive’s clinical product candidate demonstrate a satisfactory tolerability, safety and efficacy profile, such results may not be sufficient to support the submission of an NDA to obtain regulatory approval from the FDA in the United States, or other similar regulatory authorities in other foreign jurisdictions, which is required for Aravive to market and sell its clinical product candidate.

Clinical trials are very expensive, time-consuming, difficult to design and implement and involve an uncertain outcome, and if they fail to demonstrate safety and efficacy to the satisfaction of the FDA, or similar regulatory authorities, Aravive will be unable to commercialize its clinical product candidate.

Aravive’s clinical product candidate is still in early-stage clinical development and will require extensive additional clinical testing before Aravive is prepared to submit a Biologics License Application, or BLA, for regulatory approval for any indication or for any other treatment regime. Aravive cannot predict with any certainty if or when it might submit a BLA for regulatory approval for its clinical product candidate, which has recently completed a Phase 1 clinical trial, or whether any such BLA will be approved by the FDA. Human clinical trials are very expensive and difficult to design and implement, in part because they are subject to rigorous regulatory requirements. For instance, the FDA may not agree with Aravive’s proposed endpoints for any clinical trial it proposes, which may delay the commencement of its clinical trials. The clinical trial process is also time-consuming. Furthermore, failure can occur at any stage of the trials, and it could encounter problems that cause it to abandon or repeat clinical trials. A product candidate in later stages of clinical trials may fail to show the desired safety and efficacy traits despite having progressed through preclinical studies and initial clinical trials, and the results of its Phase 1 clinical trial of the clinical product candidate as well as the pre-clinical results may not be predictive of the results of its planned Phase 2 trials. A number of companies in the biopharmaceutical industry have suffered significant setbacks in advanced clinical trials due to lack of efficacy or adverse safety profiles, notwithstanding promising results in earlier trials.

Moreover, preclinical and clinical data are often susceptible to multiple interpretations and analyses. Many companies that have believed their product candidates performed satisfactorily in preclinical studies and clinical trials have nonetheless failed to obtain marketing approval of their products. Success in preclinical testing and early clinical trials does not ensure that later clinical trials, which involve many more subjects and the results of later clinical trials may not replicate the results of prior clinical trials and preclinical testing.

Aravive may experience numerous unforeseen events during, or as a result of, clinical trials that could delay or prevent its ability to receive marketing approval or commercialize its clinical product candidate, including that:

•	regulators or institutional review boards may not authorize Aravive or its investigators to commence a clinical trial or conduct a clinical trial at a prospective trial site;

•	it may have delays in reaching or fail to reach agreement on acceptable clinical trial contracts or clinical trial protocols with prospective trial sites;

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clinical trials of Aravive’s clinical product candidate may produce negative or inconclusive results, and Aravive may decide, or regulators may require it, to conduct additional clinical trials or abandon product development programs;

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the number of subjects required for clinical trials of its clinical product candidate may be larger than Aravive anticipates; enrollment in these clinical trials may be slower than Aravive anticipates, or participants may drop out of these clinical trials at a higher rate than Aravive anticipates;

•	Aravive third-party contractors may fail to comply with regulatory requirements or meet their contractual obligations to it in a timely manner, or at all;

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regulators or institutional review boards may require that Aravive or Aravive’s investigators suspend or terminate clinical research for various reasons, including noncompliance with regulatory requirements or a finding that the participants are being exposed to unacceptable health risks;

•	the cost of clinical trials of its clinical product candidate may be greater than it anticipates; and

•	the supply or quality of its clinical product candidate or other materials necessary to conduct clinical trials of Aravive’s clinical product candidate may be insufficient or inadequate.

If Aravive is required to conduct additional clinical trials or other testing of its clinical product candidate beyond those that it currently contemplates, if it is unable to successfully complete clinical trials of its clinical product candidate or other testing, if the results of these trials or tests are not positive or are only modestly positive or if there are safety concerns, Aravive may:

•	be delayed in obtaining marketing approval for its clinical product candidate require additional funding not budgeted for;

•	not obtain marketing approval at all;

•	obtain approval for indications or patient populations that are not as broad as intended or desired;

•	obtain approval with labeling that includes significant use or distribution restrictions or safety warnings, including boxed warnings;

•	be subject to additional post-marketing testing requirements; or

•	have the product removed from the market after obtaining marketing approval.

Product development costs will also increase if Aravive experiences delays in testing or in receiving marketing approvals. Aravive does not know whether any clinical trials will begin as planned, will need to be restructured or will be completed on schedule, or at all. Significant clinical trial delays also could shorten any periods during which Aravive may have the exclusive right to commercialize Aravive’s clinical product candidate, could allow its competitors to bring products to market before it does, and could impair its ability to successfully commercialize its clinical product candidate, any of which may harm its business and results of operations.

Enrollment and retention of subjects in clinical trials is an expensive and time-consuming process and could be made more difficult or rendered impossible by multiple factors outside Aravive’s control.

Aravive may encounter delays in enrolling, or be unable to enroll, a sufficient number of participants to complete any of its clinical trials. Once enrolled, Aravive may be unable to retain a sufficient number of participants to complete any of its trials. Late-stage clinical trials of its clinical product candidate may require the enrollment and retention of large numbers of subjects. Subject enrollment and retention in clinical trials depends on many factors, including the size of the subject population, the nature of the trial protocol, the existing body of safety and efficacy data with respect to the study drug, the number and nature of competing treatments and ongoing clinical trials of competing drugs for the same indication, the proximity of subjects to clinical sites and the eligibility criteria for the study.

Furthermore, any negative results Aravive may report in clinical trials of Aravive’s clinical product candidate may make it difficult or impossible to recruit and retain participants in other clinical trials of that same clinical product candidate. Delays or failures in planned subject enrollment or retention may result in increased costs, program delays or both, which could have a harmful effect on its ability to develop its clinical product candidate, or could render further development impossible. In addition, Aravive expects to rely on CROs and clinical trial sites to ensure proper and timely conduct of its future clinical trials and, while Aravive intends to enter into agreements governing their services, it will be limited in its ability to compel their actual performance in compliance with applicable regulations. Enforcement actions brought against these third parties may cause further delays and expenses related to its clinical development programs.

Aravive faces significant competition from other biotechnology and pharmaceutical companies, and its operating results will suffer if it fails to compete effectively.

Development of cancer treatments is highly competitive and subject to rapid and significant technological advancements. In particular, Aravive faces competition from various sources, including larger and better funded pharmaceutical, specialty pharmaceutical and biotechnology companies, as well as academic institutions, governmental agencies and public and private research institutions. These competitors are focused on delivering therapeutics for the treatment of various cancers with products that are available and have gained market acceptance as the standard treatment protocol. Further, it is likely that additional drugs or other treatments will become available in the future for the treatment of certain cancers.

Many of Aravive’s existing or potential competitors have substantially greater financial, technical and human resources than it does and significantly greater experience in the discovery and development of products for the treatment of cancer, as well as in obtaining regulatory approvals of those products in the United States and in foreign countries. Aravive’s current and potential future competitors also have significantly more experience commercializing drugs that have been approved for marketing. Mergers and acquisitions in the pharmaceutical and biotechnology industries could result in even more resources being concentrated among a small number of its competitors.

Competition may increase further as a result of advances in the commercial applicability of technologies and greater availability of capital for investment in these industries. Aravive’s competitors may succeed in developing, acquiring or licensing, on an exclusive basis, drugs that are more effective or less costly than any product candidate that it may develop.

Aravive will face competition from other drugs currently approved or that will be approved in the future for the treatment of the other infectious diseases it is currently targeting. Therefore, its ability to compete successfully will depend largely on its ability to:

•	develop and commercialize product candidates that are superior to other products in the market;

•	demonstrate through its clinical trials that its clinical product candidate is differentiated from existing and future therapies;

•	attract qualified scientific and commercial personnel;

•	obtain patent or other proprietary protection for its clinical product candidate;

•	obtain required regulatory approvals;

•	obtain coverage and adequate reimbursement from, and negotiate competitive pricing with, third-party payors; and

•	successfully develop and commercialize, independently or with collaborators, new product candidates.

The availability of Aravive’s competitors’ products could limit the demand, and the price it is able to charge, for any product candidate it develops. The inability to compete with existing or subsequently introduced therapies would have an adverse impact on Aravive’s business, financial condition and prospects.

Established pharmaceutical companies may invest heavily to accelerate discovery and development of novel compounds or to in-license novel compounds that could make its product candidate less competitive. In addition, any new products that competes with an approved product must demonstrate compelling advantages in efficacy, convenience, tolerability and safety in order to overcome price competition and to be commercially successful. Accordingly, Aravive’s competitors may succeed in obtaining patent protection, discovering, developing, receiving the FDA’s approval for or commercializing medicines before Aravive does, which would have an adverse impact on its business and results of operations.

Aravive’s clinical product candidate may cause adverse effects or have other properties that could delay or prevent their regulatory approval or limit the scope of any approved label or market acceptance.

Adverse events caused by Aravive’s clinical product candidate could cause reviewing entities, clinical trial sites or regulatory authorities to interrupt, delay or halt clinical trials and could result in the denial of regulatory approval. If an unacceptable frequency or severity of adverse events are reported in its clinical trials for its clinical product candidate, its ability to obtain regulatory approval for such clinical product candidate may be negatively impacted.

Furthermore, if any of its products are approved and then cause serious or unexpected side effects, a number of potentially significant negative consequences could result, including:

•	regulatory authorities may withdraw their approval of the product candidate or impose restrictions on its distribution or other risk management measures;

•	regulatory authorities may require the addition of labeling statements, such as warnings or contraindications;

•	Aravive may be required to conduct additional clinical trials;

•	Aravive could be sued and held liable for injuries sustained by patients;

•	Aravive could elect to discontinue the sale of its product candidate; and

•	Aravive’s reputation may suffer.

Any of these events could prevent Aravive from achieving or maintaining market acceptance of the affected product candidate and could substantially increase the costs of commercialization.

Aravive’s employees, independent contractors, principal investigators, consultants, commercial collaborators, service providers and other vendors may engage in misconduct or other improper activities, including noncompliance with regulatory standards and requirements, which could have an adverse effect on Aravive’s results of operations.

Aravive is exposed to the risk that its employees and contractors, including principal investigators, consultants, commercial collaborators, service providers and other vendors may engage in fraudulent or other illegal activity. Misconduct by these parties could include intentional, reckless and/or negligent conduct or other unauthorized activities that violate the laws and regulations of the FDA and other similar regulatory bodies, including those laws that require the reporting of true, complete and accurate information to such regulatory bodies, manufacturing standards, federal and state healthcare fraud and abuse and health regulatory laws and other similar foreign fraudulent misconduct laws, or laws that require the true, complete and accurate reporting of financial information or data. Misconduct by these parties may also involve the improper use or misrepresentation of information obtained in the course of clinical trials, which could result in regulatory sanctions and serious harm to Aravive’s reputation. It is not always possible to identify and deter third-party misconduct, and the precautions Aravive takes to detect and prevent this activity may not be effective in controlling unknown or unmanaged risks or losses or in protecting it from governmental investigations or other actions or lawsuits stemming from a failure to be in compliance with such laws or regulations. If any such actions are instituted against Aravive, and it is not successful in defending Aravive or asserting its rights, those actions could have a significant impact on Aravive’s business and financial results, including the imposition of significant civil, criminal and administrative penalties, damages, monetary fines, possible exclusion from participation in Medicare, Medicaid and other federal healthcare programs, reputational harm, diminished profits and future earnings, and curtailment of its operations, any of which could adversely affect Aravive’s ability to operate its business and Aravive’s results of operations.

Aravive’s business and operations would suffer in the event of system failures.

Aravive’s computer systems and those of its service providers, including its CROs, are vulnerable to damage from computer viruses, unauthorized access, natural disasters (including hurricanes), terrorism, war and telecommunication and electrical failures. If such an event were to occur and cause interruptions in Aravive’s or their operations, it could result in a material disruption of its development programs. For example, the loss of preclinical or clinical trial data from completed, ongoing or planned trials could result in delays in its regulatory approval efforts and significantly increase Aravive’s costs to recover or reproduce the data. To the extent that any disruption or security breach were to result in a loss of or damage to data or applications, or inappropriate disclosure of personal, confidential or proprietary information, Aravive could incur liability and the further development of its clinical product candidate could be delayed.

If Aravive is not able to obtain, or if there are delays in obtaining, required regulatory approvals, it will not be able to commercialize, or will be delayed in commercializing, its clinical product candidate, and its ability to generate revenue will be impaired.

Aravive’s clinical product candidate and the activities associated with its development and commercialization, including its design, testing, manufacture, safety, efficacy, recordkeeping, labeling, storage, approval, advertising, promotion, sale and distribution, are subject to comprehensive regulation by the FDA and other regulatory agencies in the United States and by comparable authorities in other countries. Failure to obtain marketing approval for a clinical product candidate will prevent Aravive from commercializing the clinical product candidate. Aravive has not received approval to market its clinical product candidate from regulatory authorities in any jurisdiction. Aravive has only limited experience in filing and supporting the applications necessary to gain marketing approvals and expect to rely on CROs to assist it in this process. Securing regulatory approval requires the submission of extensive preclinical and clinical data and supporting information to the various regulatory authorities for each therapeutic indication to establish the clinical product candidate’s safety and efficacy. Securing regulatory approval also requires the submission of information about the product manufacturing process to, and inspection of manufacturing facilities by, the relevant regulatory authority. Aravive’s clinical product candidate may not be effective, may be only moderately effective or may prove to have undesirable or unintended side effects, toxicities or other characteristics that may preclude it obtaining marketing approval or prevent or limit commercial use.

The process of obtaining marketing approvals, both in the United States and elsewhere, is expensive, may take many years and can vary substantially based upon a variety of factors, including the type, complexity and novelty of the product candidate involved. Aravive cannot assure you that it will ever obtain any marketing approvals in any jurisdiction. Changes in marketing approval policies during the development period, changes in or the enactment of additional statutes or regulations or changes in regulatory review for each submitted product application may cause delays in the approval or rejection of an application. The FDA and comparable authorities in other countries have substantial discretion in the approval process and may refuse to accept any application or may decide that Aravive’s data is insufficient for approval and require additional preclinical or other studies, and clinical trials. In addition, varying interpretations of the data obtained from preclinical testing and clinical trials could delay, limit or prevent marketing approval of a product candidate. Additionally, any marketing approval Aravive ultimately obtains may be limited or subject to restrictions or post-approval commitments that render the approved product not commercially viable.

Even if Aravive obtains FDA approval in the United States, it may never obtain approval for or commercialize its clinical product candidate in any other jurisdiction, which would limit its ability to realize each product’s full market potential.

In order to market Aravive’s clinical product candidate in a particular jurisdiction, Aravive must establish and comply with numerous and varying regulatory requirements on a country-by-country basis regarding safety and efficacy. Approval by the FDA in the United States does not ensure approval by regulatory authorities in other countries or jurisdictions. In addition, clinical trials conducted in one country may not be accepted by regulatory authorities in other countries, and regulatory approval in one country does not guarantee regulatory approval in any other country. Approval processes vary among countries and can involve additional product candidate testing and validation and additional administrative review periods. Seeking foreign regulatory approval could result in difficulties and costs for Aravive and require additional preclinical studies or clinical trials which could be costly and time consuming. Regulatory requirements can vary widely from country to country and could delay or prevent the introduction of its clinical product candidate in those countries. Aravive does not have any product candidates approved for sale in any jurisdiction, including in international markets, and it does not have experience in obtaining regulatory approval in international markets. If Aravive fails to comply with regulatory requirements in international markets or to obtain and maintain required approvals, or if regulatory approvals in international markets are delayed, Aravive’s target market will be reduced and Aravive’s ability to realize the full market potential of any product candidate Aravive develops will be unrealized.

Even if Aravive obtains regulatory approval, it will still face extensive ongoing regulatory requirements and its clinical product candidate may face future development and regulatory difficulties.

Any product candidate for which Aravive obtains marketing approval, along with the manufacturing processes, post-approval clinical data, labeling, packaging, distribution, adverse event reporting, storage, recordkeeping, export, import, advertising and promotional activities for such product candidate, among other things, will be subject to extensive and ongoing requirements of and review by the FDA and other regulatory authorities. These requirements include submissions of safety, efficacy and other post-marketing information and reports, establishment registration and drug listing requirements, continued compliance with current Good Manufacturing Practice, or cGMP, requirements relating to manufacturing, quality control, quality assurance and corresponding maintenance of records and documents, requirements regarding the distribution of samples to physicians and recordkeeping and current GCP requirements for any clinical trials that Aravive conducts post-approval. Even if marketing approval of a product candidate is granted, the approval may be subject to limitations on the indicated uses for which the product candidate may be marketed or to the conditions of approval. If its clinical product candidate receives marketing approval, the accompanying label may limit the approved use of Aravive’s product, which could limit sales.

The FDA may also impose requirements for costly post-marketing studies or clinical trials and surveillance to monitor the safety and/or efficacy of its clinical product candidate. The FDA closely regulates the post-approval marketing and promotion of drugs to ensure drugs are marketed only for the approved indications and in accordance with the provisions of the approved labeling. The FDA imposes stringent restrictions on manufacturers’ communications regarding off-label use and if Aravive does not market Aravive’s clinical product candidate for its approved indications, Aravive may be subject to enforcement action for off-label marketing. Violations of the Federal Food, Drug, and Cosmetic Act relating to the promotion of prescription drugs may lead to FDA enforcement actions and investigations alleging violations of federal and state health care fraud and abuse laws, as well as state consumer protection laws.

In addition, later discovery of previously unknown adverse events or other problems with Aravive’s clinical product candidate, manufacturers or manufacturing processes, or failure to comply with regulatory requirements, may yield various results, including:

•	restrictions on manufacturing such clinical product candidate;

•	restrictions on the labeling or marketing of such clinical product candidate;

•	restrictions on product distribution or use;

•	requirements to conduct post-marketing studies or clinical trials;

•	warning letters;

•	withdrawal of the clinical product candidate from the market;

•	refusal to approve pending applications or supplements to approved applications that Aravive submits;

•	recall of such clinical product candidate;

•	fines, restitution or disgorgement of profits or revenues;

•	suspension or withdrawal of marketing approvals;

•	refusal to permit the import or export of such clinical product candidate;

•	clinical product candidate seizure; or

•	injunctions or the imposition of civil or criminal penalties.

The FDA’s policies may change and additional government regulations may be enacted that could prevent, limit or delay regulatory approval of its clinical product candidate. If Aravive is slow or unable to adapt to changes in existing requirements or the adoption of new requirements or policies, or if Aravive is not able to maintain regulatory compliance, it may lose any marketing approval that it may have obtained.

Even if Aravive’s clinical product candidate receives marketing approval, it may fail to achieve market acceptance by physicians, patients, third-party payors or others in the medical community necessary for commercial success.

If Aravive’s clinical product candidate receives marketing approval, it may nonetheless fail to gain sufficient market acceptance by physicians, patients, third-party payors and others in the medical community. If it does not achieve an adequate level of acceptance, Aravive may not generate significant revenues and become profitable.

The degree of market acceptance, if approved for commercial sale, will depend on a number of factors, including but not limited to:

•	the efficacy and potential advantages compared to alternative treatments;

•	effectiveness of sales and marketing efforts;

•	the cost of treatment in relation to alternative treatments;

•	Aravive’s ability to offer its clinical product candidate for sale at competitive prices;

•	the convenience and ease of administration compared to alternative treatments;

•	the willingness of the target patient population to try new therapies and of physicians to prescribe these therapies;

•	the willingness of the medical community to offer customers its product candidate option in addition to or in the place of Aravive’s clinical product candidate;

•	the strength of marketing and distribution support;

•	the availability of third-party coverage and adequate reimbursement;

•	the prevalence and severity of any side effects; and

•	any restrictions on the use of its product together with other medications.

Because Aravive expects sales of its clinical product candidate to be based on the same mechanism of action, the failure of its first product candidate to achieve market acceptance would harm its business and could require it to seek additional financing sooner than it otherwise plans.

If Aravive fails to obtain or maintain adequate coverage and reimbursement for its clinical product candidate, its ability to generate revenue could be limited.

The availability and extent of reimbursement by governmental and private payors is essential for most patients to be able to afford expensive treatments. Sales of Aravive’s clinical product candidate that receive marketing approval will depend substantially, both in the United States and internationally, on the extent to which the costs of its clinical product candidate will be paid by health maintenance, managed care, pharmacy benefit and similar healthcare management organizations, or reimbursed by government health administration authorities, private health coverage insurers and other third-party payors. If reimbursement is not available, or is available only on a limited basis, Aravive may not be able to successfully commercialize Aravive’s clinical product candidate. Even if coverage is provided, the approved reimbursement amount may not be high enough to allow Aravive to establish or maintain adequate pricing that will allow it to realize a sufficient return on Aravive’s investment.

Outside the United States, international operations are generally subject to extensive governmental price controls and other market regulations, and Aravive believes the increasing emphasis on cost-containment initiatives in Europe, Canada and other countries may cause Aravive to price Aravive’s clinical product candidate on less favorable terms that it currently anticipates. In many countries, particularly the countries of the European Union, the prices of medical products are subject to varying price control mechanisms as part of national health systems. In these countries, pricing negotiations with governmental authorities can take considerable time after the receipt of marketing approval for a product. To obtain reimbursement or pricing approval in some countries, Aravive may be required to conduct a clinical trial that compares the cost-effectiveness of its clinical product candidate to other available therapies. In general, the prices of products under such systems are substantially lower than in the United States. Other countries allow companies to fix their own prices for products, but monitor and control company profits. Additional foreign price controls or other changes in pricing regulation could restrict the amount that it is able to charge for its clinical product candidate. Accordingly, in markets outside the United States, the reimbursement for its products may be reduced compared with the United States and may be insufficient to generate commercially reasonable revenues and profits.

Moreover, increasing efforts by governmental and third-party payors, in the United States and internationally, to cap or reduce healthcare costs may cause such organizations to limit both coverage and level of reimbursement for newly approved products and, as a result, they may not cover or provide adequate payment for its clinical product candidate. Aravive expects to experience pricing pressures in connection with the sale of its clinical product candidate due to the trend toward managed healthcare, the increasing influence of health maintenance organizations and additional legislative changes. The downward pressure on healthcare costs in general, particularly prescription drugs and surgical procedures and other treatments, has become very intense. As a result, increasingly high barriers are being erected for new products entering the marketplace.

If Aravive fails to comply with state and federal healthcare regulatory laws, it could face substantial penalties, damages, fines, disgorgement, exclusion from participation in governmental healthcare programs, and the curtailment of its operations, any of which could harm its business.

Although Aravive does not provide healthcare services or submit claims for third-party reimbursement, it is subject to healthcare fraud and abuse regulation and enforcement by federal and state governments which could significantly impact its business. The laws that may affect its ability to operate include, but are not limited to:

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the federal anti-kickback statute, which prohibits, among other things, persons and entities from knowingly and willfully soliciting, receiving, offering, or paying remuneration, directly or indirectly, in cash or in kind, in exchange for or to induce either the referral of an individual for, or the purchase, lease, order or recommendation of, any good, facility, item or service for which payment may be made, in whole or in part, under federal healthcare programs such as Medicare and Medicaid. A person or entity does not need to have actual knowledge of this statute or specific intent to violate it;

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the civil False Claims Act, or FCA, which prohibits, among other things, individuals or entities from knowingly presenting, or causing to be presented, claims for payment from Medicare, Medicaid or other third-party payors that are false or fraudulent; knowingly making using, or causing to be made or used, a false record or statement to get a false or fraudulent claim paid or approved by the government; or knowingly making, using, or causing to be made or used, a false record or statement to avoid, decrease or conceal an obligation to pay money to the federal government;

•	the criminal FCA, which imposes criminal fines or imprisonment against individuals or entities who make or present a claim to the government knowing such claim to be false, fictitious or fraudulent;

•	HIPAA, which created federal criminal laws that prohibit executing a scheme to defraud any healthcare benefit program or making false statements relating to healthcare matters;

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the federal civil monetary penalties statute, which prohibits, among other things, the offering or giving of remuneration to a Medicare or Medicaid beneficiary that the person knows or should know is likely to influence the beneficiary’s selection of a particular supplier of items or services reimbursable by a Federal or state governmental program;

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the federal physician sunshine requirements under the Affordable Care Act, which require certain manufacturers of drugs, devices, biologics, and medical supplies to report annually to the U.S. Department of Health and Human Services information related to payments and other transfers of value to physicians, other healthcare providers, and teaching hospitals, and ownership and investment interests held by physicians and other healthcare providers and their immediate family members; and

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state law equivalents of each of the above federal laws, such as anti-kickback and false claims laws that may apply to items or services reimbursed by any third-party payor, including commercial insurers; state laws that require pharmaceutical companies to comply with the device industry’s voluntary compliance guidelines and the relevant compliance guidance promulgated by the federal government, or otherwise restrict payments that may be made to healthcare providers and other potential referral sources; and state laws that require device manufacturers to report information related to payments and other transfers of value to physicians and other healthcare providers or marketing expenditures.

Further, the Affordable Care Act, among other things, amended the intent requirements of the federal anti-kickback statute and certain criminal statutes governing healthcare fraud. A person or entity can now be found guilty of violating the statute without actual knowledge of the statute or specific intent to violate it. In addition, the Affordable Care Act provided that the government may assert that a claim including items or services resulting from a violation of the federal Anti- Kickback Statute constitutes a false or fraudulent claim for purposes of the FCA. Moreover, while it does not submit claims and its customers make the ultimate decision on how to submit claims, from time to time, Aravive may provide reimbursement guidance to its customers. If a government authority were to conclude that Aravive provided improper advice to its customers or encouraged the submission of false claims for reimbursement, it could face action against it by government authorities. Any violations of these laws, or any action against Aravive for violation of these laws, even if Aravive successfully defends against it, could result in a material adverse effect on its reputation, business, results of operations and financial condition.

Aravive has entered into consulting and scientific advisory board arrangements with physicians and other healthcare providers. Compensation for some of these arrangements includes the provision of stock options. While Aravive has worked to structure Aravive’s arrangements to comply with applicable laws, because of the complex and far-reaching nature of these laws, regulatory agencies may view these transactions as prohibited arrangements that must be restructured, or discontinued, or for which it could be subject to other significant penalties. Aravive could be adversely affected if regulatory agencies interpret Aravive’s financial relationships with providers who influence the ordering of and use Aravive’s products to be in violation of applicable laws.

The scope and enforcement of each of these laws is uncertain and subject to rapid change in the current environment of healthcare reform, especially in light of the lack of applicable precedent and regulations. Federal and state enforcement bodies have recently increased their scrutiny of interactions between healthcare companies and healthcare providers, which has led to a number of investigations, prosecutions, convictions and settlements in the healthcare industry.

Responding to investigations can be time- and resource-consuming and can divert management’s attention from the business. Additionally, as a result of these investigations, healthcare providers and entities may have to agree to additional onerous compliance and reporting requirements as part of a consent decree or corporate integrity agreement. Any such investigation or settlement could increase Aravive’s costs or otherwise have an adverse effect on its business.

Product liability lawsuits against Aravive could cause it to incur substantial liabilities and could limit the commercialization of any product candidates it may develop.

Aravive faces an inherent risk of product liability exposure related to the testing of its clinical product candidate in human clinical trials and will face an even greater risk if it commercially sells any products that it may develop after approval. For instance, since Aravive’s Phase 1 clinical trial was conducted in healthy human volunteers, any adverse reactions will be deemed to be related to its clinical product candidate and could result in claims from these injuries and Aravive could incur substantial liabilities. Regardless of merit or eventual outcome, liability claims may result in:

•	decreased demand for any product candidates that it may develop;

•	injury to Aravive’s reputation and significant negative media attention;

•	withdrawal of clinical trial participants;

•	significant costs to defend any related litigation;

•	substantial monetary awards to trial subjects or patients;

•	loss of revenue; and

•	the inability to commercialize any products it may develop.

Although Aravive maintains product liability insurance coverage in the amount of up to $10 million per claim and in the aggregate, it may not be adequate to cover all liabilities that it may incur. Aravive anticipates that it will need to increase its insurance coverage as it continues clinical trials and if it successfully commercializes any products. Insurance coverage is increasingly expensive. Aravive may not be able to maintain insurance coverage at a reasonable cost or in an amount adequate to satisfy any liability that may arise.

If Aravive is unable to establish sales, marketing and distribution capabilities either on its own or in collaboration with third parties, it may not be successful in commercializing Aravive’s clinical product candidate, if approved.

Aravive does not have any infrastructure for the sales, marketing or distribution of its clinical product candidate, and the cost of establishing and maintaining such an organization may exceed the cost-effectiveness of doing so. In order to market any product candidate that may be approved, it must build Aravive’s sales, distribution, marketing, managerial and other non-technical capabilities or make arrangements with third parties to perform these services. To achieve commercial success for any product candidate for which it has obtained marketing approval, it will need a sales and marketing organization. Aravive expects to build a focused sales, distribution and marketing infrastructure to market any other product candidates in the United States, if approved. There are significant expenses and risks involved with establishing its own sales, marketing and distribution capabilities, including its ability to hire, retain and appropriately incentivize qualified individuals, generate sufficient sales leads, provide adequate training to sales and marketing personnel, and effectively manage a geographically dispersed sales and marketing team. Any failure or delay in the development of its internal sales, marketing and distribution capabilities could delay any product candidate launch, which would adversely impact commercialization.

Factors that may inhibit Aravive’s efforts to commercialize Aravive’s clinical product candidate on its own include:

•	Aravive’s inability to recruit, train and retain adequate numbers of effective sales and marketing personnel;

•	the inability of sales personnel to obtain access to physicians or attain adequate numbers of physicians to administer its products; and

•	unforeseen costs and expenses associated with creating an independent sales and marketing organization.

Aravive intends to pursue collaborative arrangements regarding the sale and marketing of its clinical product candidate, if approved, for certain international markets; however, it may not be able to establish or maintain such collaborative arrangements, if able to do so, that its collaborators may not have effective sales. To the extent that Aravive depends on third parties for marketing and distribution, any revenues it receives will depend upon the efforts of such third parties, and there can be no assurance that such efforts will be successful.

If Aravive is unable to build its own sales force in the United States or negotiate a collaborative relationship for the commercialization of its clinical product candidate outside the United States it may be forced to delay the potential commercialization or reduce the scope of its sales or marketing activities. Aravive could have to enter into arrangements with third parties or otherwise at an earlier stage than it would otherwise choose and it may be required to relinquish rights to its intellectual property or otherwise agree to terms unfavorable to it, any of which may have an adverse effect on its business, operating results and prospects.

Aravive may be competing with many companies that currently have extensive and well-funded marketing and sales operations. Without an internal team or the support of a third-party to perform marketing and sales functions, it may be unable to compete successfully against these more established companies.

If Aravive obtains approval to commercialize its clinical product candidate outside of the United States, a variety of risks associated with international operations could harm its business.

If its clinical product candidate is approved for commercialization, Aravive intends to enter into agreements with third parties to market them in certain jurisdictions outside the United States. Aravive expects that it will be subject to additional risks related to international operations or entering into international business relationships, including:

•	different regulatory requirements for drug approvals and rules governing drug commercialization in foreign countries;

•	reduced protection for intellectual property rights;

•	unexpected changes in tariffs, trade barriers and regulatory requirements;

•	economic weakness, including inflation, or political instability in particular foreign economies and markets;

•	compliance with tax, employment, immigration and labor laws for employees living or traveling abroad;

•	foreign reimbursement, pricing and insurance regimes;

•	foreign taxes;

•	foreign currency fluctuations, which could result in increased operating expenses and reduced revenues, and other obligations incident to doing business in another country;

•	workforce uncertainty in countries where labor unrest is more common than in the United States;

•	potential noncompliance with the U.S. Foreign Corrupt Practices Act of 1977, as amended, the U.K. Bribery Act 2010 and similar anti-bribery and anticorruption laws in other jurisdictions;

•	product shortages resulting from any events affecting raw material supply or manufacturing capabilities abroad; and

•	business interruptions resulting from geopolitical actions, including war and terrorism, or natural disasters including earthquakes, typhoons, floods and fires.

Aravive has no prior experience in these areas. In addition, there are complex regulatory, tax, labor and other legal requirements imposed by both the European Union and many of the individual countries in Europe with which it will need to comply.

Recently enacted and future legislation may increase the difficulty and cost for Aravive to obtain marketing approval of and commercialize Aravive’s clinical product candidate and affect the prices Aravive may obtain.

In the United States and some foreign jurisdictions, there have been a number of legislative and regulatory changes and proposed changes regarding the healthcare system that could, among other things, prevent or delay marketing approval of Aravive’s clinical product candidate, restrict or regulate post-approval activities and affect Aravive’s ability to profitably sell any product candidate for which it obtains marketing approval.

For example, in March 2010, the Patient Protection and Affordable Care Act, as amended by the Health Care Education Reconciliation Act, collectively the Affordable Care Act, was enacted to broaden access to health insurance, reduce or constrain the growth of healthcare spending, enhance remedies against fraud and abuse, add new transparency requirements for health care and health insurance industries, impose new taxes and fees on the health industry and impose additional health policy reforms. Although the full effect of the Affordable Care Act may not yet be fully understood, the law has continued the downward pressure on pharmaceutical pricing, especially under the Medicare program, and increased the industry’s regulatory burdens and operating costs.

Moreover, the Drug Supply Chain Security Act imposes obligations on manufacturers of prescription drugs in finished dosage forms. Aravive has not yet adopted the significant measures that will be required to comply with this law. Aravive is not sure whether additional legislative changes will be enacted, or whether the current regulations, guidance or interpretations will be changed, or what the impact of such changes on Aravive’s business, if any, may be.

Aravive expects that additional state and federal healthcare reform measures will be adopted in the future, any of which could limit the amounts that federal and state governments will pay for healthcare products, which could result in reduced demand for its clinical product candidate or additional pricing pressures.

Risks Related to Aravive’s Intellectual Property

If Aravive is unable to obtain and maintain patent protection for its clinical product candidate or if the scope of the patent protection obtained is not sufficiently broad, it may not be able to compete effectively in its markets.

Aravive relies upon a combination of patents, trade secret protection and confidentiality agreements to protect the intellectual property related to its drug development programs and clinical product candidate. Aravive’s success depends in large part on its ability to obtain and maintain patent protection in the United States and other countries. Aravive seeks to protect its proprietary position by filing patent applications in the United States and abroad related to its development programs and clinical product candidate. The patent prosecution process is expensive and time-consuming, and Aravive may not be able to file and prosecute all necessary or desirable patent applications at a reasonable cost or in a timely manner.

It is also possible that Aravive will fail to identify patentable aspects of its research and development output before it is too late to obtain patent protection. The patent applications that Aravive owns or in-licenses may fail to result in issued patents with claims that cover its product candidates in the United States or in other countries. There is no assurance that the entire potentially relevant prior art relating to its patents and patent applications has been found, which can invalidate a patent or prevent a patent from issuing from a pending patent application. Even if patents do successfully issue, third parties may challenge their validity, enforceability or scope, which may result in such patents being narrowed, invalidated, or held unenforceable. Any successful challenge to these patents or any other patents owned by or licensed to Aravive could deprive it of rights necessary for the successful commercialization of its product candidates or companion diagnostic that it may develop. Further, if Aravive encounters delays in regulatory approvals, the period of time during which Aravive could market a product candidate and companion diagnostic under patent protection could be reduced.

If the patent applications Aravive holds with respect to its platform technology and clinical product candidate fail to issue, if their breadth or strength of protection is threatened, or if they fail to provide meaningful exclusivity for its clinical product candidate, it could dissuade companies from collaborating with Aravive to develop future product candidates, and threaten Aravive’s ability to commercialize future drugs. Any such outcome could harm its business.

The patent position of biotechnology and pharmaceutical companies generally is highly uncertain, involves complex legal and factual questions and has in recent years been the subject of much litigation. In addition, the laws of foreign countries may not protect its rights to the same extent as the laws of the United States. For example, European patent law restricts the patentability of methods of treatment of the human body more than U.S. law does. Publications of discoveries in scientific literature often lag behind the actual discoveries, and patent applications in the United States and other jurisdictions are typically not published until 18 months after filing, or in some cases not at all. Therefore, Aravive cannot know with certainty whether it was the first to make the inventions claimed in its owned or licensed patents or pending patent applications, or that it was the first to file for patent protection of such inventions. As a result, the issuance, scope, validity, enforceability and commercial value of its patent rights are highly uncertain. Aravive’s pending and future patent applications may not result in patents being issued which protect its technology or product candidates, in whole or in part, or which effectively prevent others from commercializing competitive technologies. Changes in either the patent laws or interpretation of the patent laws in the United States and other countries may diminish the value of Aravive’s patents or narrow the scope of its patent protection.

Recent patent reform legislation could increase the uncertainties and costs surrounding the prosecution of its patent applications and the enforcement or defense of its issued patents. On September 16, 2011, the Leahy-Smith America Invents Act, or the Leahy-Smith Act, was signed into law. The Leahy-Smith Act includes a number of significant changes to United States patent law. These include provisions that affect the way patent applications are prosecuted and may also affect patent litigation. The U.S. Patent Office recently developed new regulations and procedures to govern administration of the Leahy-Smith Act, and many of the substantive changes to patent law associated with the Leahy-Smith Act, and in particular, the first to file provisions, only became effective on March 16, 2013. Accordingly, it is not clear what, if any, impact the Leahy-Smith Act will have on the operation of Aravive’s business. However, the Leahy-Smith Act and its implementation could increase the uncertainties and costs surrounding the prosecution of Aravive’s patent applications and the enforcement or defense of Aravive’s issued patents, all of which could have an adverse effect on Aravive’s business and financial condition.

Moreover, Aravive may be subject to a third-party pre-issuance submission of prior art to the U.S. Patent and Trademark Office, or USPTO, or become involved in derivation, reexamination, inter partes review, post-grant review or interference proceedings challenging its patent rights or the patent rights of others. In other countries, it may be subject to or become involved in opposition proceedings challenging its patent rights or the patent rights of others. An adverse determination in any such submission or proceeding could reduce the scope of, or invalidate, its patent rights, allow third parties to commercialize Aravive’s technology or product candidates and compete directly with Aravive, without payment to it, or result in its inability to manufacture or commercialize product candidates without infringing third-party patent rights. In addition, if the breadth or strength of protection provided by its patents and patent applications is threatened, it could dissuade companies from collaborating with Aravive to license, develop or commercialize current or future product candidates.

The issuance of a patent is not conclusive as to its inventorship, scope, validity or enforceability, and its owned and licensed patents may be challenged in the courts or patent offices in the United States and abroad. Such challenges may result in patent claims being narrowed, invalidated or held unenforceable, in whole or in part, which could limit its ability to stop others from using or commercializing similar or identical technology and products, or limit the duration of the patent protection of its technology and product candidates. Moreover, patents have a limited lifespan. In the United States and other countries, the natural expiration of a patent is generally 20 years after it is filed. Various extensions may be available; however the life of a patent, and the protection it affords, is limited. Without patent protection for its current or future product candidates, Aravive may be open to competition from generic versions of such product candidates. Given the amount of time required for the development, testing and regulatory review of new product candidates, patents protecting such candidates might expire before or shortly after such candidates are commercialized. As a result, Aravive’s owned and licensed patent portfolio may not provide it with sufficient rights to exclude others from commercializing product candidates similar or identical to Aravive’s.

Aravive may be involved in lawsuits to protect or enforce its patents, the patents of its licensors or its other intellectual property rights, which could be expensive, time consuming and unsuccessful.

Competitors and other third parties may infringe or otherwise violate Aravive’s patents, the patents of its licensors or its other intellectual property rights. To counter infringement or unauthorized use, Aravive may be required to file legal claims, which can be expensive and time-consuming. In addition, in an infringement proceeding, a court may decide that a patent of Aravive’s or its licensors is not valid or is unenforceable, or may refuse to stop the other party from using the technology at issue on the grounds that such patents do not cover the technology in question. An adverse result in any litigation or defense proceedings could put one or more of Aravive’s patents at risk of being invalidated or interpreted narrowly and could put Aravive’s patent applications at risk of not issuing. The initiation of a claim against a third-party may also cause the third-party to bring counter claims against Aravive such as claims asserting that its patents are invalid or unenforceable. In patent litigation in the United States, defendant counterclaims alleging invalidity or unenforceability are commonplace. Grounds for a validity challenge could be an alleged failure to meet any of several statutory requirements, including lack of novelty, obviousness, non- enablement or lack of statutory subject matter. Grounds for an unenforceability assertion could be an allegation that someone connected with prosecution of the patent withheld relevant material information from the USPTO, or made a materially misleading statement, during prosecution. Third parties may also raise similar validity claims before the USPTO in post-grant proceedings such as inter partes review, or post-grant review, or oppositions or similar proceedings outside the United States, in parallel with litigation or even outside the context of litigation. The outcome following legal assertions of invalidity and unenforceability is unpredictable. Aravive cannot be certain that there is no invalidating prior art, of which it and the patent examiner were unaware during prosecution. For the patents and patent applications that Aravive has licensed, it may have limited or no right to participate in the defense of any licensed patents against challenge by a third-party. If a defendant were to prevail on a legal assertion of invalidity or unenforceability, Aravive would lose at least part, and perhaps all, of any future patent protection on its current or future product candidates. Such a loss of patent protection could harm its business.

Aravive may not be able to prevent, alone or with its licensors, misappropriation of its intellectual property rights, particularly in countries where the laws may not protect those rights as fully as in the United States. Aravive’s business could be harmed if in litigation the prevailing party does not offer it a license on commercially reasonable terms. Any litigation or other proceedings to enforce its intellectual property rights may fail, and even if successful, may result in substantial costs and distract its management and other employees.

Furthermore, because of the substantial amount of discovery required in connection with intellectual property litigation, there is a risk that some of Aravive’s confidential information could be compromised by disclosure during this type of litigation. There could also be public announcements of the results of hearings, motions or other interim proceedings or developments. If securities analysts or investors perceive these results to be negative, it could have an adverse effect on the price of its common stock.

Changes in U.S. patent law could diminish the value of patents in general, thereby impairing Aravive’s ability to protect Aravive’s clinical product candidate.

The United States has recently enacted and implemented wide-ranging patent reform legislation. The United States Supreme Court has ruled on several patent cases in recent years, either narrowing the scope of patent protection available in certain circumstances or weakening the rights of patent owners in certain situations. In addition to increasing uncertainty with regard to Aravive’s ability to obtain patents in the future, this combination of events has created uncertainty with respect to the value of patents, once obtained. Depending on actions by the U.S. Congress, the federal courts, and the USPTO, the laws and regulations governing patents could change in unpredictable ways that would weaken Aravive’s ability to obtain new patents or to enforce patents that it has licensed or that it might obtain in the future.

If a third-party claims Aravive is infringing on its intellectual property rights, Aravive could incur significant expenses, or be prevented from further developing or commercializing its clinical product candidate, which could materially harm Aravive’s business.

Aravive’s success will also depend on Aravive’s ability to operate without infringing the patents and other proprietary intellectual property rights of third parties. This is generally referred to as having the “freedom to operate.” Aravive has only conducted routine searches related to third party patent filings and publications and has not conducted an in depth freedom to operate search which is extremely time consuming and costly. The biotechnology and pharmaceutical industries are characterized by extensive litigation regarding patents and other intellectual property rights. The defense and prosecution of intellectual property claims, interference proceedings and related legal and administrative proceedings, both in the United States and internationally, involve complex legal and factual questions. As a result, such proceedings are lengthy, costly and time-consuming, and their outcome is highly uncertain. Aravive may become involved in protracted and expensive litigation in order to determine the enforceability, scope and validity of the proprietary rights of others, or to determine whether Aravive has the freedom to operate with respect to the intellectual property rights of others.

Patent applications in the United States are, in most cases, maintained in secrecy until approximately 18 months after the patent application is filed. The publication of discoveries in the scientific or patent literature frequently occurs substantially later than the date on which the underlying discoveries were made. Therefore, patent applications relating to product candidates similar to Aravive’s may have already been filed by others without Aravive’s knowledge. In the event that a third-party has also filed a patent application covering Aravive’s clinical product candidate or other claims, Aravive may have to participate in an adversarial proceeding, known as an interference proceeding, in the U.S. Patent and Trademark Office, or USPTO, or similar proceedings in other countries, to determine the priority of invention. In the event an infringement claim is brought against Aravive, Aravive may be required to pay substantial legal fees and other expenses to defend such a claim and, if Aravive is unsuccessful in defending the claim, Aravive may be prevented from pursuing the development and commercialization of a product candidate and may be subject to injunctions and/or damage awards.

In the future, the USPTO or a foreign patent office may grant patent rights to Aravive’s clinical product candidate or other claims to third parties. Subject to the issuance of these future patents, the claims of which will be unknown until issued, Aravive may need to obtain a license or sublicense to these rights in order to have the appropriate freedom to further develop or commercialize them. Any required licenses may not be available to Aravive on acceptable terms, if at all. If Aravive needs to obtain such licenses or sublicenses, but is unable to do so, Aravive could encounter delays in the development of Aravive’s clinical product candidate, or be prevented from developing, manufacturing and commercializing Aravive’s clinical product candidate at all. If it is determined that Aravive has infringed an issued patent and does not have the freedom to operate, Aravive could be subject to injunctions, and/or compelled to pay significant damages, including punitive damages. In cases where Aravive has in-licensed intellectual property, Aravive’s failure to comply with the terms and conditions of such agreements could harm Aravive’s business.

It is becoming common for third parties to challenge patent claims on any successfully developed product candidate or approved drug. If Aravive or its licensees or collaborators become involved in any patent litigation, interference or other legal proceedings, Aravive could incur substantial expense, and the efforts and attention of Aravive’s technical and management personnel could be significantly diverted. A negative outcome of such litigation or proceedings may expose Aravive to the loss of Aravive’s proprietary position or to significant liabilities, or require Aravive to seek licenses that may not be available from third parties on commercially acceptable terms, if at all. Aravive may be restricted or prevented from developing, manufacturing and selling Aravive’s clinical product candidate in the event of an adverse determination in a judicial or administrative proceeding, or if Aravive fails to obtain necessary licenses.

Aravive may not be able to protect its intellectual property rights throughout the world, which could impair its business.

Filing, prosecuting and defending patents covering Aravive’s clinical product candidate throughout the world would be prohibitively expensive. Competitors may use its technologies in jurisdictions where it has not obtained patent protection to develop their own products and, further, may export otherwise infringing products to territories where Aravive may obtain patent protection, but where patent enforcement is not as strong as that in the United States. These other products may compete with Aravive’s clinical product candidate in jurisdictions where Aravive does not have any issued or licensed patents and any future patent claims or other intellectual property rights may not be effective or sufficient to prevent them from so competing.

Aravive’s reliance on third parties requires it to share its trade secrets, which increases the possibility that a competitor will discover them or that its trade secrets will be misappropriated or disclosed.

Aravive seeks to protect its proprietary technology in part by entering into confidentiality agreements with third parties and, if applicable, material transfer agreements, consulting agreements or other similar agreements with its advisors, employees, third-party contractors and consultants prior to beginning research or disclosing proprietary information. These agreements typically limit the rights of the third parties to use or disclose Aravive’s confidential information, including its trade secrets. Despite the contractual provisions employed when working with third parties, the need to share trade secrets and other confidential information increases the risk that such trade secrets become known by its competitors, are inadvertently incorporated into the technology of others, or are disclosed or used in violation of these agreements. Given that Aravive’s proprietary position is based, in part, on its know-how and trade secrets, a competitor’s discovery of Aravive’s trade secrets or other unauthorized use or disclosure would impair its competitive position and may have an adverse effect on its business and results of operations.

In addition, these agreements typically restrict the ability of its advisors, employees, third-party contractors and consultants to publish data potentially relating to its trade secrets, although Aravive’s agreements may contain certain limited publication rights. Despite its efforts to protect its trade secrets, its competitors may discover its trade secrets, either through breach of Aravive’s agreements with third parties, independent development or publication of information by any of its third-party collaborators. A competitor’s discovery of Aravive’s trade secrets would impair its competitive position and have an adverse impact on Aravive’s business.

Obtaining and maintaining Aravive’s patent protection depends on compliance with various procedural, document submissions, fee payment and other requirements imposed by governmental patent agencies, and Aravive’s patent protection could be reduced or eliminated for non-compliance with these requirements.

Periodic maintenance fees on any issued patent are due to be paid to the USPTO and foreign patent agencies in several stages over the lifetime of the patent. The USPTO and various foreign governmental patent agencies require compliance with a number of procedural, documentary fee payments and other similar provisions during the patent application process. While an inadvertent lapse can in many cases be cured by payment of a late fee or by other means in accordance with the applicable rules, there are situations in which noncompliance can result in abandonment or lapse of the patent or patent application, resulting in partial or complete loss of patent rights in the relevant jurisdiction. Non-compliance events that could result in abandonment or lapse of a patent or patent application include, but are not limited to, failure to respond to official actions within prescribed time limits, non-payment of fees and failure to properly legalize and submit formal documents. If Aravive and its licensors fail to maintain the patents and patent applications covering Aravive’s clinical product candidate, Aravive’s competitive position would be adversely affected.

Aravive may be subject to claims that Aravive’s employees have wrongfully used or disclosed alleged trade secrets of their former employers.

Many of Aravive’s employees, including its senior management, were previously employed at other biotechnology or pharmaceutical companies. These employees typically executed proprietary rights, non-disclosure and non-competition agreements in connection with their previous employment. Although Aravive tries to ensure that Aravive’s employees do not use the proprietary information or know-how of others in their work for Aravive, Aravive may be subject to claims that it or these employees have used or disclosed intellectual property, including trade secrets or other proprietary information, of any such employee’s former employer. Aravive is not aware of any threatened or pending claims related to these matters, but in the future litigation may be necessary to defend against such claims. If Aravive fails in defending any such claims, in addition to paying monetary damages, Aravive may lose valuable intellectual property rights or personnel. Even if Aravive is successful in defending against such claims, litigation could result in substantial costs and be a distraction to management.

Risks Related to the Combined Company

In determining whether you should approve the issuance of shares of Versartis common stock and other matters related to the merger, as the case may be, you should carefully read the following risk factors in addition to the risks described above, which will also apply to the combined company.

The combined company’s stock price is expected to be volatile, and the market price of its common stock may drop following the merger.

The market price of the combined company’s common stock following the merger could be subject to significant fluctuations following the merger. Market prices for securities of early-stage pharmaceutical, biotechnology and other life sciences companies have historically been particularly volatile. Some of the factors that may cause the market price of the combined company’s common stock to fluctuate include:

•	the ability of the combined company or its partners to develop product candidates and conduct clinical trials that demonstrate such product candidates are safe and effective;

•	the ability of the combined company or its partners to obtain regulatory approvals for product candidates, and delays or failures to obtain such approvals;

•	failure of any of the combined company’s product candidates to demonstrate safety and efficacy, receive regulatory approval and achieve commercial success;

•	failure to maintain its existing third-party license, manufacturing and supply agreements;

•	failure by the combined company or its licensors to prosecute, maintain, or enforce its intellectual property rights;

•	changes in laws or regulations applicable to the combined company’s current or future product candidates;

•	any inability to obtain adequate supply of product candidates or the inability to do so at acceptable prices;

•	adverse regulatory authority decisions;

•	introduction of new or competing products by its competitors;

•	failure to meet or exceed financial and development projections the combined company may provide to the public;

•	the perception of the pharmaceutical industry by the public, legislatures, regulators and the investment community;

•	announcements of significant acquisitions, strategic partnerships, joint ventures, or capital commitments by the combined company or its competitors;

•

disputes or other developments relating to proprietary rights, including patents, litigation matters, and the combined company’s ability to obtain intellectual property protection for its technologies;

•	additions or departures of key personnel;

•	significant lawsuits, including intellectual property or stockholder litigation;

•	if securities or industry analysts do not publish research or reports about the combined company, or if they issue an adverse or misleading opinions regarding its business and stock;

•	changes in the market valuations of similar companies;

•	general market or macroeconomic conditions;

•	sales of its common stock by the combined company or its stockholders in the future;

•	trading volume of the combined company’s common stock;

•	adverse publicity relating to the combined company’s markets generally, including with respect to other products and potential products in such markets;

•	changes in the structure of health care payment systems; and

•	period-to-period fluctuations in the combined company’s financial results.

Moreover, the stock markets in general have experienced substantial volatility that has often been unrelated to the operating performance of individual companies. These broad market fluctuations may also adversely affect the trading price of the combined company’s common stock.

In the past, following periods of volatility in the market price of a company’s securities, stockholders have often instituted class action securities litigation against those companies. Such litigation, if instituted, could result in substantial costs and diversion of management attention and resources, which could significantly harm the combined company’s profitability and reputation.

Versartis and Aravive do not anticipate that the combined company will pay any cash dividends in the foreseeable future.

The current expectation is that the combined company will retain its future earnings, if any, to fund the development and growth of the combined company’s business. As a result, capital appreciation, if any, of the common stock of the combined company will be your sole source of gain, if any, for the foreseeable future.

Future sales of shares by existing stockholders could cause the combined company’s stock price to decline.

If existing stockholders of Versartis and Aravive sell, or indicate an intention to sell, substantial amounts of the combined company’s common stock in the public market after legal restrictions on resale discussed in this proxy statement/prospectus/information statement lapse, the trading price of the common stock of the combined company could decline. Based on shares outstanding as of June 30, 2018 and shares expected to be issued upon the closing of the merger, the combined company is expected to have outstanding a total of approximately 67,230,287 shares of common stock (prior to giving effect to the proposed reverse stock split) immediately following the closing of the merger. Approximately 39,601,828 of such shares of common stock (prior to giving effect to the proposed reverse stock split) will be freely tradable, without restriction, in the public market. Approximately 27,628,459 of such shares of common stock (prior to giving effect to the proposed reverse stock split) will be held by directors, executive officers of the combined company and other affiliates and will be subject to volume limitations under Rule 144 under the Securities Act and various vesting agreements.

If the ownership of the combined company common stock is highly concentrated, it may prevent you and other stockholders from influencing significant corporate decisions and may result in conflicts of interest that could cause the combined company stock price to decline.

Executive officers and directors of the combined company and their affiliates are expected to beneficially own or control approximately 41% of the outstanding shares of the combined company common stock following the closing of the merger. Accordingly, these executive officers, directors and their affiliates, acting as a group, will have substantial influence over the outcome of corporate actions requiring stockholder approval, including the election of directors, any merger, consolidation or sale of all or substantially all of the combined company assets or any other significant corporate transactions. These stockholders may also delay or prevent a change of control of the combined company, even if such a change of control would benefit the other stockholders of the combined company. The significant concentration of stock ownership may adversely affect the trading price of the combined company’s common stock due to investors’ perception that conflicts of interest may exist or arise.

Because the merger will result in an ownership change under Section 382 of the Code for Versartis, pre-merger U.S. net operating loss carryforwards and certain other tax attributes will be subject to limitations.

As of December 31, 2017, Versartis had accumulated federal and state net operating loss carry forwards, or NOLs, of $285.0 million and $320.3 million inclusive of excess tax benefits. The federal and state net operating loss carry forwards will begin to expire in 2029. In general, under Section 382 of the United States Internal Revenue Code of 1986, as amended, or the Code, a corporation that undergoes an “ownership change” is subject to limitations on its ability to utilize its pre-change NOLs to offset future taxable income. An analysis was conducted through December 31, 2017 to determine whether an ownership change had occurred since inception. The analysis indicated that because an ownership change occurred in a prior year, federal and state net operating losses were limited pursuant to IRC 382. This limitation has been accounted for in calculating the available net operating loss carryforwards. If Versartis undergoes an ownership change in connection with this offering, its ability to utilize NOLs could be limited by Section 382 of the Code. Future changes in the combined company’s stock ownership, some of which are outside of Versartis’ control, could result in an ownership change under Section 382 of the Code. Furthermore, Versartis’ ability to utilize NOLs of companies that it has acquired or may acquire in the future may be subject to limitations. For these reasons, the combined company may not be able to utilize a material portion of the NOLs, even if it were to achieve profitability.

The Tax Cuts and Jobs Act, or TCJA, was enacted on December 22, 2017 and significantly reforms the Code. The TCJA, among other things, includes changes to U.S. federal tax rates and the rules governing net operating loss carryforwards. For NOLs arising in tax years beginning after December 31, 2017, the TCJA limits a taxpayer’s ability to utilize NOL carryforwards to 80% of taxable income. In addition, NOLs arising in tax years ending after December 31, 2017 can be carried forward indefinitely, but carryback is generally prohibited. NOLs generated in tax years beginning before January 1, 2018 will not be subject to the taxable income limitation, and NOLs generated in tax years ending before January 1, 2018 will continue to have a two-year carryback and twenty-year carryforward period. Deferred tax assets for NOLs will need to be measured at the applicable tax rate in effect when the NOL is expected to be utilized. The changes in the carryforward/carryback periods as well as the new limitation on use of NOLs may significantly impact the combined company’s valuation allowance assessments for NOLs generated after December 31, 2017.

The recently passed comprehensive tax reform bill could adversely affect the combined company’s business and financial condition.

On December 22, 2017, President Trump signed into law new legislation that significantly revises the Internal Revenue Code of 1986, as amended. The newly enacted federal income tax law, among other things, contains significant changes to corporate taxation, including reduction of the corporate tax rate from a top marginal rate of 35% to a flat rate of 21%, limitation of the tax deduction for interest expense to 30% of adjusted earnings (except for certain small businesses), limitation of the deduction for net operating losses to 80% of current year taxable income and elimination of net operating loss carrybacks, one time taxation of offshore earnings at reduced rates regardless of whether they are repatriated, elimination of U.S. tax on foreign earnings (subject to certain important exceptions), immediate deductions for certain new investments instead of deductions for depreciation expense over time, and modifying or repealing many business deductions and credits. Notwithstanding the reduction in the corporate income tax rate, the overall impact of the new federal tax law is uncertain and the combined company’s business and financial condition could be adversely affected. In addition, it is uncertain if and to what extent various states will conform to the newly enacted federal tax law. The impact of this tax reform on holders of common stock of the combined company is also uncertain and could be adverse. Stockholders of the combined company should consult with their legal and tax advisors with respect to this legislation and its potential tax consequences under their particular circumstances.

Anti-takeover provisions under Delaware law could make an acquisition of the combined company more difficult and may prevent attempts by the combined company stockholders to replace or remove the combined company management.

Because the combined company will be incorporated in Delaware, it is governed by the provisions of Section 203 of the Delaware General Corporation Law, or the DGCL, which prohibits stockholders owning in excess of 15% of the outstanding combined company voting stock from merging or combining with the combined company. Although Versartis and Aravive believe these provisions collectively will provide for an opportunity to receive higher bids by requiring potential acquirors to negotiate with the combined company’s board of directors, they would apply even if the offer may be considered beneficial by some stockholders. In addition, these provisions may frustrate or prevent any attempts by the combined company’s stockholders to replace or remove then current management by making it more difficult for stockholders to replace members of the board of directors, which is responsible for appointing the members of management.

CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS

This proxy statement/prospectus/information statement and the documents incorporated by reference into this proxy statement/prospectus/information statement contain forward-looking statements. These forward-looking statements are based on current expectations and beliefs and involve numerous risks and uncertainties that could cause actual results to differ materially from expectations. These forward-looking statements should not be relied upon as predictions of future events as neither Versartis nor Aravive can assure you that the events or circumstances reflected in these statements will be achieved or will occur. You can identify forward-looking statements by the use of forward-looking terminology including “anticipates,” “believes,” “continue,” “could,” “design,” “estimates,” “expects,” “intends,” “may,” “plans,” “potentially,” “predict,” “pro forma” “seeks,” “should,” “will” or the negative of these words and phrases or other variations of these words and phrases or comparable terminology.

All statements other than statements of historical fact are statements that could be deemed forward-looking statements. For example, forward-looking statements include any statements of the plans, strategies and objectives of management for future operations, including the execution of integration and restructuring plans and the anticipated timing of filings; any statements concerning proposed new products or developments; any statements regarding future economic conditions or performance; statements of belief and any statement of assumptions underlying any of the foregoing. Forward-looking statements may also include any statements of the plans, strategies and objectives of management with respect to the approval and the closing of the merger, Versartis’ ability to solicit a sufficient number of proxies to approve the merger and other matters related to the closing of the merger.

For a discussion of the factors that may cause Versartis, Aravive or the combined company’s actual results, performance or achievements to differ materially from any future results, performance or achievements expressed or implied in such forward-looking statements, or for a discussion of risk associated with the ability of Versartis and Aravive to complete the merger and the effect of the merger on the business of Versartis, Aravive and the combined company, see the section titled “Risk Factors.”

These forward-looking statements include, but are not limited to, statements concerning the following:

•	the expected benefits of, and potential value created by, the merger for the stockholders of Versartis and Aravive;

•	likelihood of the satisfaction of certain conditions to the completion of the merger and whether and when the merger will be consummated;

•	Versartis’ ability to control and correctly estimate its operating expenses and its expenses associated with the merger;

•	any statements of the plans, strategies and objectives of management for future operations, including the execution of integration plans and the anticipated timing of filings;

•	any statements of plans to develop and commercialize additional products;

•	any statements concerning the attraction and retention of highly qualified personnel;

•	any statements concerning the ability to protect and enhance the combined company’s products and intellectual property;

•	any statements concerning developments and projections relating to the combined company’s competitors or industry;

•	any statements concerning the combined company’s financial performance;

•	any statements regarding expectations concerning Versartis’ or Aravive’s relationships and actions with third parties; and

•	future regulatory, judicial and legislative changes in Versartis or Aravive’s industry.

You should not rely upon forward-looking statements as predictions of future events. Neither Versartis nor Aravive can assure you that the events and circumstances reflected in the forward-looking statements will be achieved or occur.

In addition, statements that “Versartis believes” and similar statements reflect the beliefs and opinions on the relevant subject of Versartis, Aravive or the combined company, as applicable. These statements are based upon information available as of the date of this proxy statement/prospectus/information statement, and while Versartis, Aravive or the combined company, as applicable, believes such information forms a reasonable basis for such statements, such information may be limited or incomplete, and such statements should not be read to indicate that Versartis, Aravive or the combined company has conducted an exhaustive inquiry into, or review of, all potentially available relevant information. These statements are inherently uncertain and investors are cautioned not to unduly rely upon these statements.

If any of these risks or uncertainties materializes or any of these assumptions proves incorrect, the results of Versartis, Aravive or the combined company could differ materially from the forward-looking statements. All forward-looking statements in this proxy statement/prospectus/information statement are current only as of the date on which the statements were made, or in the case of a document incorporated by reference, as of the date of that document. Except as required by law, neither Versartis nor Aravive undertakes any obligation to update publicly any forward-looking statements for any reason after the date of this proxy statement/prospectus/information statement or to conform these statements to actual results or to changes in expectations.

THE SPECIAL MEETING OF VERSARTIS STOCKHOLDERS

Date, Time and Place

The special meeting of Versartis stockholders (which will also serve as Versartis’ 2018 annual meeting of stockholders) will be held on                 , 2018, at                commencing at                 local time. Versartis is sending this proxy statement/prospectus/information statement to its stockholders in connection with the solicitation of proxies by the Versartis board of directors for use at the Versartis special meeting and any adjournments or postponements of the special meeting. This proxy statement/prospectus/information statement is first being furnished to stockholders of Versartis on or about                 , 2018.

Purposes of the Versartis Special Meeting

The purposes of the Versartis special meeting are:

1.

To consider and vote upon a proposal to approve the issuance of shares of Versartis common stock pursuant to the Agreement and Plan of Merger and Reorganization, dated as of June 3, 2018, by and among Versartis, Velo Merger Sub, Inc. and Aravive, a copy of which is attached as Annex A to this proxy statement/prospectus/information statement, or the Merger Agreement, or the Stock Issuance Proposal;

2.

To consider and vote upon the amendment to the certificate of incorporation of Versartis to effect a reverse stock split of Versartis common stock, at a ratio in the range from 2-for-1 to 15-for-1, with such specific ratio to be mutually agreed upon by Versartis and Aravive or, if the Stock Issuance Proposal is not approved, solely by the Versartis board of directors following the special meeting, the form of which is attached as Annex B to this proxy statement/prospectus/information statement, or the Reverse Stock Split Proposal;

3.

To consider and vote upon the election of the two nominees for Class I directors named in this proxy statement/prospectus/information statement to the Versartis board of directors for a term of three years (provided, however, that if the merger is completed, the Versartis board of directors will be reconstituted as provided in the merger agreement), or the Election of Directors Proposal;

4.

To consider and vote upon the ratification of the appointment of PricewaterhouseCoopers LLP as Versartis’ independent registered public accounting firm for the fiscal year ending December 31, 2018, or the Accounting Firm Proposal; and

5.

To consider and vote upon an adjournment of the Versartis special meeting, if necessary, to solicit additional proxies if there are not sufficient votes in favor of the Stock Issuance Proposal and/or the Reverse Stock Split Proposal, or the Adjournment Proposal.

Recommendation of the Versartis Board of Directors

•

The Versartis board of directors has determined and believes that the issuance of shares of Versartis common stock pursuant to the Merger Agreement is in the best interests of Versartis and its stockholders and has approved such proposal. The Versartis board of directors unanimously recommends that Versartis stockholders vote “FOR” the Stock Issuance Proposal as described in this proxy statement/prospectus/information statement.

•

The Versartis board of directors has determined and believes that it is advisable to, and in the best interests of, Versartis and its stockholders to approve the amendment to the certificate of incorporation of Versartis effecting a reverse stock split at a ratio in the range from 2-for-1 to 15-for-1, with such specific ratio to be mutually agreed upon by Versartis and Aravive or, if the Stock Issuance Proposal is not approved by Versartis stockholders, determined solely by the Versartis board of directors following the special meeting as described in this proxy statement/prospectus/information statement. The Versartis board of directors unanimously recommends that Versartis stockholders vote “FOR” the Reverse Stock Split Proposal as described in this proxy statement/prospectus/information statement.

•

The Versartis board of directors has determined and believes that it is advisable to, and in the best interests of, Versartis and its stockholders to elect each of Edmon R. Jennings and R. Scott Greer to serve on the Versartis board of directors as Class I directors for a three-year term. The Versartis board of directors unanimously recommends that Versartis stockholders vote “FOR” each of the director nominees named in the Election of Directors Proposal as described in this proxy statement/prospectus/information statement.

•

The Versartis board of directors has determined and believes that it is advisable to, and in the best interests of, Versartis and its stockholders to ratify the appointment of PricewaterhouseCoopers LLP as Versartis’ independent registered public accounting firm for the fiscal year ending December 31, 2018. The Versartis board of directors unanimously recommends that Versartis stockholders vote “FOR” the Accounting Firm Proposal as described in this proxy statement/prospectus/information statement.

•

The Versartis board of directors has determined and believes that adjourning the Versartis special meeting, if necessary, to solicit additional proxies if there are not sufficient votes in favor of the Stock Issuance Proposal and/or the Reverse Stock Split Proposal is advisable to, and in the best interests of, Versartis and its stockholders and has approved and adopted the proposal. The Versartis board of directors unanimously recommends that Versartis stockholders vote “FOR” the Adjournment Proposal to adjourn the Versartis special meeting, if necessary, to solicit additional proxies if there are not sufficient votes in favor of the Stock Issuance Proposal and/or the Reverse Stock Split Proposal.

Record Date and Voting Power

Only holders of record of Versartis common stock at the close of business on the record date,                 , 2018, are entitled to notice of, and to vote at, the Versartis special meeting. At the close of business on the record date,                  shares of Versartis common stock were issued and outstanding. Each share of Versartis common stock entitles the holder thereof to one vote on each matter submitted for stockholder approval. See the section titled “Principal Stockholders of Versartis” for information regarding persons known to the management of Versartis to be the beneficial owners of more than 5% of the outstanding shares of Versartis common stock.

Voting and Revocation of Proxies

The proxy accompanying this proxy statement/prospectus/information statement is solicited on behalf of the Versartis board of directors for use at the Versartis special meeting.

If you are a stockholder of record of Versartis as of the record date referred to above, you may vote in person at the Versartis special meeting or vote by proxy using the enclosed proxy card. Whether or not you plan to attend the Versartis special meeting, Versartis urges you to vote by proxy to ensure your vote is counted. You may still attend the Versartis special meeting and vote in person if you have already voted by proxy. As a stockholder of record you are entitled:

•	to vote in person, come to the Versartis special meeting and Versartis will give you a ballot when you arrive;

•

to vote using the proxy card, simply mark, sign and date your proxy card and return it promptly in the postage-paid envelope provided. If you return your signed proxy card to Versartis before the Versartis special meeting, Versartis will vote your shares as you direct; or

•

to vote on the Internet, go to the website on the proxy card or voting instruction form to complete an electronic proxy card. You will be asked to provide the company number and control number from the enclosed proxy card. Your vote must be received by                Eastern Time on                 , 2018 to be counted.

If your Versartis shares are held by your broker as your nominee, that is, in “street name,” the enclosed voting instruction card is sent by the institution that holds your shares. Please follow the instructions included on that proxy card regarding how to instruct your broker to vote your Versartis shares.

If you do not give instructions to your broker, the question of whether your broker or nominee will still be able to vote your shares depends on whether the NYSE deems the particular proposal to be a “routine” matter and how your broker or nominee exercises any discretion they may have in the voting of the shares that you beneficially own. Brokers and nominees can use their discretion to vote “uninstructed” shares with respect to matters that are considered to be “routine,” but not with respect to “non-routine” matters. Under the rules and interpretations of the NYSE, “non-routine” matters are matters that may substantially affect the rights or privileges of stockholder, such as mergers, stockholder proposals, elections of directors (even if not contested), executive compensation (including any advisory stockholder votes on executive compensation and on the frequency of stockholder votes on executive compensation), and certain corporate governance proposals, even if management-supported.

For any Versartis Proposal that is considered a “routine” matter, your broker or nominee may vote your shares in its discretion either for or against the proposal even in the absence of your instruction. For any Versartis Proposal that is considered a “non-routine” matter for which you do not give your broker instructions, the Versartis shares will be treated as broker non-votes. Broker non-votes occur when a beneficial owner of shares held in street name does not give instructions to the broker or nominee holding the shares as to how to vote on matters deemed “non-routine.” Broker non-votes will not be considered to be shares “entitled to vote” at the meeting and will not be counted as having been voted on the applicable proposal.

Versartis believes that only the Reverse Stock Split Proposal and the Accounting Firm Proposal will be considered “routine” matters by the NYSE and all of the other Versartis Proposals will be considered “non-routine” matters. This belief may be incorrect or change before the special meeting. Therefore, if you are a beneficial owner and want to ensure that shares you beneficially own are voted in favor or against any or all of the Versartis Proposals, the only way you can do so is to give your broker or nominee specific instructions as to how the shares are to be voted.

All properly executed proxies that are not revoked will be voted at the Versartis special meeting and at any adjournments or postponements of the Versartis special meeting in accordance with the instructions contained in the proxy. If a holder of Versartis common stock executes and returns a proxy and does not specify otherwise, the shares represented by that proxy will be voted:

•	“FOR” the Stock Issuance Approval to approve the issuance of shares of Versartis common stock pursuant to the Merger Agreement;

•

“FOR” the Reverse Stock Split Proposal to approve the amendment to the certificate of incorporation of Versartis effecting a reverse stock split at a ratio in the range from 2-for-1 to 15-for-1 with such specific ratio to be mutually agreed upon by Versartis and Aravive or, if the Stock Issuance Proposal is not approved by Versartis stockholders, determined solely by the Versartis board of directors following the special meeting;

•

“FOR” the election of each of the two director nominees named in the Election of Directors Proposal in this proxy statement/prospectus/information statement to serve on the Versartis board of directors as Class I directors for a three-year term;

•	“FOR” the Accounting Firm Proposal to ratify the appointment of PricewaterhouseCoopers LLP as Versartis’ independent registered public accounting firm for the fiscal year ending December 31, 2018; and

•

“FOR” the Adjournment Proposal to adjourn the Versartis special meeting, if necessary, to solicit additional proxies if there are not sufficient votes in favor of the Stock Issuance Proposal and/or the Reverse Stock Split Proposal in accordance with the recommendation of the Versartis board of directors.

Versartis stockholders of record, other than those Versartis stockholders who have executed support agreements, may change their vote at any time before their proxy is voted at the Versartis special meeting in one of three ways. First, a stockholder of record of Versartis can send a written notice to the Secretary of Versartis stating that the stockholder would like to revoke its proxy. Second, a stockholder of record of Versartis can submit new proxy instructions either on a new proxy card or via the Internet. Third, a stockholder of record of Versartis can attend the Versartis special meeting and vote in person. Attendance alone will not revoke a proxy. If a Versartis stockholder of record or a stockholder who owns Versartis shares in “street name” has instructed a broker to vote its shares of Versartis common stock, the stockholder must follow directions received from its broker to change those instructions.

Required Vote

The presence, in person or represented by proxy, at the Versartis special meeting of the holders of a majority of the shares of Versartis common stock outstanding and entitled to vote at the Versartis special meeting is necessary to constitute a quorum at the meeting. Abstentions and broker non-votes will be counted towards a quorum.

Proposal Number	Proposal Description	Vote Required for Approval	Effect of Abstentions	Effect of Broker Non-Votes
1	Stock Issuance Proposal	FOR votes from the holders of a majority of shares properly cast at a meeting at which a quorum is present	Against	None
2	Reverse Stock Split Proposal	FOR votes from the holders of a majority of outstanding shares	Against	Against
3	Election of Directors Proposal	Two nominees receiving the most FOR votes from the holders of shares present and entitled to vote	Withheld votes will have no effect	None
4	Accounting Firm Proposal	FOR votes from the holders of a majority of shares properly cast at a meeting at which a quorum is present	Against	None
5	Adjournment	FOR votes from the holders of a majority of shares properly cast at a meeting at which a quorum is present	Against	None

The information in the preceding table with respect to the effect of broker non-votes may be incorrect or change before the special meeting. Therefore, if you are a beneficial owner and want to ensure that shares you beneficially own are voted in favor or against any or all of the Versartis Proposals, the only way you can do so is to give your broker or nominee specific instructions as to how the shares are to be voted.

If on the date of the Versartis special meeting, or a date preceding the date on which the Versartis special meeting is scheduled, Versartis reasonably believes that (i) it will not receive proxies sufficient to obtain the required vote to approve the Versartis Proposals, whether or not a quorum would be present or (ii) it will not have sufficient shares of Versartis common stock represented (whether in person or by proxy) to constitute a quorum necessary to conduct the business of the Versartis special meeting, Versartis may postpone or adjourn, or make one or more successive postponements or adjournments of, the Versartis special meeting as long as the date of the Versartis special meeting is not postponed or adjourned more than an aggregate of 30 calendar days in connection with any postponements or adjournments.

No Versartis Proposal is contingent upon any other Versartis Proposal. Therefore, assuming all other closing conditions have been either satisfied or waived, the merger will be consummated even if the Reverse Stock Split Proposal is not approved by Versartis’ stockholders.

As of                 , 2018, the directors and executive officers of Versartis owned         % of the outstanding shares of Versartis common stock entitled to vote at the Versartis special meeting. The directors and executive officers of Versartis owning these shares are subject to support agreement to vote all shares of Versartis common stock owned by them as of the record date in favor of the issuance of shares of Versartis common stock in the merger pursuant to the Merger Agreement and the reverse stock split. As of                 , 2018, Versartis is not aware of any affiliate of Aravive owning any shares of Versartis common stock entitled to vote at the Versartis special meeting.

Solicitation of Proxies

In addition to solicitation by mail, the directors, officers, employees and agents of Versartis may solicit proxies from Versartis stockholders by personal interview, telephone, telegram, email or otherwise. Versartis will bear the costs of printing and filing this proxy statement/prospectus/information statement and proxy card. Arrangements will also be made with brokerage firms and other custodians, nominees and fiduciaries who are record holders of Versartis common stock for the forwarding of solicitation materials to the beneficial owners of Versartis common stock. Versartis will reimburse these brokers, custodians, nominees and fiduciaries for the reasonable out-of-pocket expenses they incur in connection with the forwarding of solicitation materials. Versartis has engaged D.F. King & Co., Inc. to assist in the solicitation of proxies and provide related advice and informational support, for a service fee, plus customary disbursements, which are not expected to exceed $10,000 in total, which amount shall be borne by Versartis.

Other Matters

As of the date of this proxy statement/prospectus/information statement, the Versartis board of directors does not know of any business to be presented at the Versartis special meeting other than as set forth in the notice accompanying this proxy statement/prospectus/information statement. If any other matters should properly come before the Versartis special meeting, it is intended that the shares represented by proxies will be voted with respect to such matters in accordance with the judgment of the persons voting the proxies.

THE MERGER

This section and the section titled “The Merger Agreement” in this proxy statement/prospectus/information statement describe the material aspects of the merger, including the Merger Agreement. While Versartis and Aravive believe that this description covers the material terms of the merger and the Merger Agreement, it may not contain all of the information that is important to you. You should read carefully this entire proxy statement/prospectus/information statement for a more complete understanding of the merger and the Merger Agreement, including the Merger Agreement attached as Annex A, the opinion of Cowen and Company, LLC attached as Annex C, and the other documents to which you are referred herein and the documents incorporated by reference herein. See the section titled “Where You Can Find More Information” in this proxy statement/prospectus/information statement.

Background of the Merger

Versartis is a biopharmaceutical company that had been developing a novel long-acting form of recombinant human growth hormone, somavaratan (VRS-317), for growth hormone deficiency, or GHD, an orphan disease. The Versartis board of directors and management have regularly reviewed Versartis’ operating and strategic plans in an effort to enhance stockholder value. This review has involved, among other things, discussions of opportunities and risks associated with Versartis’ product candidate, development program, financial condition and market, as well as consideration of potential strategic alternatives available to Versartis.

On September 21, 2017, Versartis issued a press release announcing that the VELOCITY Phase 3 clinical trial of somavaratan in GHD did not meet its primary endpoint of non-inferiority. In connection with this development, Versartis determined that all ongoing clinical trials of somavaratan would conclude by the end of 2017, and that analysis of the trial result would continue in order to assess the viability of further development of somavaratan. After considerable clinical, regulatory and commercial analysis by internal and external consultants, the Versartis board of directors concluded further clinical development was not a viable path forward at this time.

Following the September 21, 2017 press release and through October 2017, the Versartis board of directors, in light of the VELOCITY trial result, initiated a process to identify and evaluate potential strategic alternatives available to Versartis. The Versartis board of directors and Versartis management discussed options available to Versartis, including the possibility of liquidating the company and the pursuit of potential strategic transactions. Also in October 2017, the Versartis board of directors approved a restructuring plan, including a reduction in force, to reduce costs.

On October 23, 2017, the Versartis board of directors, acting by unanimous written consent, established a committee of the board of directors, or transaction committee, for the purpose of identifying, considering, evaluating, negotiating and making recommendations to the Versartis board of directors regarding potential strategic alternatives available to Versartis. The transaction committee was authorized to review and assist in the evaluation and negotiation of any potential strategic alternatives and provide recommendations to the board of directors, and to retain advisors, including investment banks, to assist in the consideration of any potential strategic alternatives. The Versartis board of directors retained authority to approve any transaction. The Versartis board of directors appointed Srinivas Akkaraju, Eric Dobmeier, Shahzad Malik and Jay Shepard to the transaction committee. Drs. Akkaraju and Malik and Messrs. Dobmeier and Shepard were selected based primarily on their extensive experience evaluating biopharmaceutical companies and assets and their availability to devote the necessary time and attention to the transaction committee’s work.

On October 25, 2017, the transaction committee met with representatives of Versartis management and Cooley LLP, outside legal counsel to Versartis, or Cooley, in attendance. Mr. Shepard reviewed recent developments at Versartis and provided an overview of the views of Versartis management with respect to the consideration of a potential strategic transaction in light of the recent clinical trial results. The members of the transaction committee and Versartis management discussed the desirability of engaging a financial advisor to assist Versartis in its evaluation of strategic alternatives and, after considering potential advisors, determined that Cowen was the best candidate for the engagement in light of its significant experience with similar engagements and familiarity with Versartis and its business from its prior work for Versartis on completed and prospective financing transactions. Representatives of Versartis management outlined the process for identification and evaluation of potential counterparties for a potential strategic transaction and discussed the initial list of potential counterparties that had been identified by representatives of Cowen. The members of the transaction committee discussed the proposed terms for an engagement of Cowen and then authorized Versartis to engage Cowen to assist Versartis with respect to its exploration of potential strategic transactions. After further discussion, the members of the transaction committee approved the issuance of a press release announcing the engagement of Cowen and authorized Versartis management and Cowen to proceed with the process outlined with respect to identifying and evaluating potential counterparties.

Later on October 25, 2017, Versartis entered into an engagement letter with Cowen.

On October 26, 2017, Versartis issued a press release announcing the engagement of Cowen as its financial advisor to assist Versartis in evaluating potential strategic transactions. Also on October 26, 2017, Versartis issued a press release announcing its third quarter 2017 financial results and providing an update on the analysis of the Phase 3 trial results and the completion of a reduction in force and other cost-cutting measures.

On November 6, 2017, the transaction committee met, with representatives of Versartis management, Cowen and Cooley in attendance. The members of the transaction committee discussed with representatives of Versartis management and Cowen the initial outreach activities with potential counterparties, including counterparties that had been identified and those with which preliminary discussions had been held. The members of the transaction committee directed Versartis management and Cowen to proceed with the process as previously discussed, including producing a tiered list of potential counterparties.

On November 17, 2017, the transaction committee met, with representatives of Versartis management and Cowen in attendance. The members of the transaction committee discussed with the representatives of Cowen the tiered list of potential counterparties. In addition, the members of the transaction committee discussed a proposed process letter to be distributed to potential counterparties, and following such discussion, provided feedback to Cowen on the proposed process letter.

On November 21, 2017, Mr. Shepard, Dr. Akkaraju and members of Versartis management met with the chief executive officer, chairman of the board of directors and other members of management of a company, which is referred to as Party A, to discuss a potential strategic transaction.

On November 28, 2017, the Versartis board of directors met, with representatives of Versartis management, Cowen and Cooley in attendance. The members of the Versartis board of directors discussed with the representatives of Cowen and Versartis management the tiered list of potential counterparties. Following such discussion, the Versartis board of directors authorized Versartis management and Cowen to proceed with distribution of the process letter to the top tier of potential counterparties identified by the Versartis board of directors.

Beginning in November 2017, the transaction committee and members of Versartis management, with assistance from Cowen, identified and evaluated 55 potential counterparties during the course of the process. By late November, 15 were identified as top tier candidates by the Versartis board of directors with Cowen’s assistance, 13 of which entered into a confidentiality agreement with Versartis and received the initial process letter. The initial process letter directed potential counterparties to provide Versartis with initial indications of interest by the end of December 2017.

From December 8 to December 18, 2017, 12 potential counterparties made presentations to representatives of Versartis management and Cowen, including 11 of the potential counterparties that received the initial process letter and one which entered the process by submitting an indication of interest. Two of the 13 potential counterparties that received the initial process letter did not make presentations and did not move forward with the process.

On December 19, 2017, the transaction committee met, with representatives of Versartis management, Cowen and Cooley in attendance. Mr. Shepard provided an update to the other members of the transaction committee on the process of evaluating potential counterparties. The representatives of Cowen then provided an update on the process to date, including summaries of each of the counterparties that had made presentations to Versartis. The transaction committee then directed Versartis management and Cowen to contact each of the potential counterparties to reiterate the request from the process letter concerning the delivery of initial indications of interest.

By the end of December 2017, Versartis had received eight initial indications of interest. Three potential counterparties informed Versartis that they did not wish to proceed further, and one potential counterparty informed Versartis that it was not ready to submit an indication of interest at that time.

On January 4, 2018, the transaction committee met, with representatives of Versartis management, Cowen and Cooley in attendance. The members of the transaction committee discussed with the representatives of Versartis management and Cowen the completion of the first step of the process, which resulted in the submission of eight initial indications of interest. The representatives of Cowen presented a comparison of the material terms of the eight initial indications of interest and then discussed with the members of the transaction committee the strengths and weaknesses of the respective potential counterparties. Following such discussion, and in light of the significant workload to date associated with identifying and evaluating the potential counterparties and the risk of attrition inherent with preceding with all of the remaining potential counterparties, the transaction committee authorized Versartis management and Cowen to continue to engage with the four most promising candidates, which consisted of Party A and three other companies, which are referred to as Party B, Party C and Party D, respectively. The transaction committee then authorized Versartis management and Cowen to draft and distribute a second process letter detailing the due diligence phase of the process to each of Party A, Party B, Party C and Party D, which letter also would include details for submission of final proposals.

On January 5, 2018, representatives of Cowen distributed the second process letter to Party A, Party B, Party C and Party D.

Between January 5, 2018 and March 3, 2018, representatives of Versartis management, with assistance from Cowen and Cooley, pursued extensive discussions and mutual due diligence investigations with Party A, Party B, Party C and Party D and their respective financial advisors and legal counsel. During this period, among other things, Versartis distributed a due diligence request list to each of Party A, Party B, Party C and Party D, provided a draft merger agreement to each of Party B, Party C and Party D (and determined to provide Party A with a draft merger agreement pending further discussions), received and provided extensive due diligence information with respect to these four potential counterparties, and received feedback on the draft merger agreement from Party B and Party D. The transaction committee or the Versartis board of directors, with representatives of Versartis management, Cowen and Cooley in attendance, met during this period on January 22, 2018, January 30, 2018, February 16, 2018, and March 4, 2018 to review, among other things, the status of due diligence and other considerations with respect to each of Party A, Party B, Party C and Party D.

On January 24, 2018, Dr. Akkaraju and Raymond Tabibiazar, executive chairman of Aravive, spoke regarding a potential strategic transaction.

On February 27, 2018, and following several short conversations between Dr. Akkaraju and Dr. Tabibiazar after the initial January 24, 2018 conversation and an introduction by Dr. Akkaraju, Mr. Shepard and Dr. Tabibiazar spoke regarding a potential strategic transaction.

On February 28, 2018, members of Versartis management held a discussion with members of Aravive management. Also on February 28, 2018, Versartis entered into a confidentiality agreement with Aravive.

On March 1, 2018, Versartis issued a press release announcing its fourth quarter and annual 2017 financial results and providing an update on the strategic process.

On March 2, 2018, representatives of Versartis management spoke to representatives of Aravive management regarding initial matters with respect to mutual due diligence review.

On March 4, 2018, the transaction committee met, with representatives of Versartis management, Cowen and Cooley in attendance. The members of the transaction committee discussed with the representatives of Cowen the fact that business due diligence with each of Party A, Party B, Party C and Party D was nearly complete, and that Versartis would need to provide feedback to the indications of interest that had previously been submitted. The members of the transaction committee also discussed the recent conversations with Aravive.

On March 5, 2018, representatives of Aravive management made a presentation to representatives of Versartis management, and additional meetings were held between representatives of Versartis management and Aravive management regarding due diligence matters on March 13, 2018 and March 14, 2018.

On March 6, 2018, Versartis provided a counterproposal to Party B. Also on March 6, 2018, Party D informed Cowen that it was no longer considering a potential strategic transaction.

On March 16, 2018, representatives of Versartis management made a presentation to the board of directors of Party A. Also on March 16, 2018, Party C informed Versartis that it was no longer considering a potential strategic transaction, and Party B informed Versartis that its revised proposal would be delayed.

In addition, on March 16, 2018, Mr. Shepard and Dr. Tabibiazar discussed the terms of a potential strategic transaction.

On March 18, 2018, the transaction committee met, with representatives of Versartis management, Cowen and Cooley in attendance. Mr. Shepard and representatives of Versartis management and Cowen informed the members of the transaction committee that Party C and Party D had withdrawn from the process. Mr. Shepard and the representatives of Versartis management and Cowen then discussed the counterproposal that had been presented to Party B and the next steps with respect to Party A. Lastly, the members of the transaction committee discussed the recent interest expressed by Aravive and terms for a potential transaction, and then instructed Mr. Shepard to gauge the level of interest from Aravive by requesting a written indication of interest.

On March 19, 2018, counsel for Party B provided a revised draft of the merger agreement to Cooley.

On March 20, 2018, the board of directors of Aravive met. After discussion, the members of the board of directors of Aravive determined not to proceed with a potential transaction at that time.

On March 21, 2018, Mr. Shepard met with the board of directors of Party B to discuss the terms of the potential strategic transaction.

On March 22, 2018, Dr. Tabibiazar informed Versartis that, given the differences in various terms as outlined during discussions between the two parties, Aravive would not be moving forward with the consideration of a potential transaction. Also on March 22, 2018, Party B delivered a revised proposal to Versartis which addressed the post-closing ownership split, composition of the board of directors and management of the proposed combined company, and the amount of the termination fees and related triggers.

On March 23, 2018, the transaction committee met, with representatives of Versartis management, Cowen and Cooley in attendance. The members of the transaction committee discussed the recent discussions with Party A and the proposal received from Party B and determined that Party A’s objectives was not compatible with Versartis’ objectives and that Versartis should continue to proceed with Party B. The members of the transaction committee also noted that Aravive was not moving forward with further discussions at that time.

On March 29, 2018, the transaction committee met, with representatives of Versartis management, Cowen and Cooley in attendance. The members of the transaction committee discussed the continuing negotiations with Party B and authorized Versartis management, Cooley and Cowen to continue such negotiations in accordance with tactical and negotiating guidance provided by the transaction committee.

Later on March 29, 2018, Cooley provided Party B with a revised merger agreement and drafts of support and lock up agreements. From March 29, 2018 to April 17, 2018, Cooley, on behalf of Versartis, and counsel for Party B negotiated and finalized the merger agreement, the respective disclosure schedules and the support and lock up agreements. Such negotiations addressed, among other matters, the size of the respective termination fees, the triggers upon which such termination fees would be payable, the composition of the board of directors and management of the combined company, and matters related to the ownership split of the combined company post-closing. During such period, representatives of management of Versartis and Party B held multiple meetings and discussions to negotiate outstanding terms in the merger agreement.

On April 17, 2018, the Versartis board of directors met, with representatives of Versartis management, Cowen and Cooley in attendance. Mr. Shepard provided an update with respect to the recent negotiations with Party B. The representatives of Cowen reviewed with the members of the Versartis board of directors an analysis of certain financial aspects of the proposed transaction with Party B. The representatives of Cooley discussed the material terms of the proposed merger agreement with Party B and the support and lock up agreements, and certain stockholder approval requirements. The Versartis board of directors then engaged in further discussion with the representatives of Cooley and Cowen on the proposed transaction with Party B.

Later on April 17, 2018, Party B informed Versartis that the terms of the merger agreement and the proposed transaction were no longer acceptable to a major stockholder of Party B and, as a result, it would not be in a position to enter into the merger agreement in its current form.

On April 20, 2018, Mr. Shepard and representatives of Versartis management discussed the terms of the proposed transaction with the major stockholder of Party B. Also on April 20, 2018, Cooley provided counsel to Party B with a revised draft of the merger agreement. Cooley, on behalf of Versartis, and counsel for Party B continued to negotiate the merger agreement and the respective disclosure schedules from April 20, 2018 to May 20, 2018.

On April 23, 2018, Aravive engaged Wedbush Securities, or Wedbush, to act as its financial advisor in respect of a potential financing or acquisition.

On April 25, 2018, the Versartis board of directors met, with representatives of Versartis management, Cooley and Cowen in attendance. The Versartis board of directors discussed the recent developments with respect to Party B, the likelihood of reengaging with potential counterparties that had previously indicated interest in a potential transaction and the prospect of identifying new potential counterparties to evaluate.

On April 27, 2018, Party B and the major stockholder of Party B provided Versartis with a proposal detailing a revised transaction structure.

On April 28, 2018, Dr. Tabibiazar directed Wedbush to follow up with Versartis on the status of its process.

Also on April 28, 2018, Wedbush contacted Dr. Akkaraju regarding renewing discussions with respect to a potential transaction.

On May 3, 2018, Versartis effected another reduction in force in accordance with its previous restructuring plan.

On May 4, 2018 and May 9, 2018, representatives of Versartis management, Cowen and Cooley discussed with representatives of Party B management and legal counsel to Party B the viability of the revised transaction structure proposed by Party B.

On May 9, 2018, Versartis contacted Party C regarding renewing discussions for a potential transaction. On May 11, 2018, Party C informed Versartis that it did not wish to renew such discussions.

On May 14, 2018, after consultation with members of the transaction committee and representatives of Cowen, representatives of Versartis management determined to reengage with Aravive regarding a potential transaction and to continue reviewing and evaluating other potential counterparties.

On May 16, 2018, the transaction committee met, with representatives of Versartis management, Cowen and Cooley in attendance. The members of the transaction committee discussed the continuing discussions with Party B concerning the proposed changes to the transaction structure. The members of the transaction committee then discussed the evaluation to date of Aravive and, after further discussion with representatives of Versartis management and Cowen, authorized Versartis management to move forward with negotiating a potential transaction with Aravive. Later that day, Cooley provided Gracin & Marlow LLP, or GM, outside legal counsel to Aravive, with a draft merger agreement.

On May 17, 2018, the Aravive board of directors met, with representatives of Aravive management, GM and Wedbush in attendance, to discuss a potential transaction.

Later on May 17, 2018, the Aravive board of directors met again, with representatives of Aravive management and GM in attendance, to discuss the potential merits of engaging in a transaction with Versartis.

On May 18, 2018, Aravive and Versartis resumed mutual due diligence review. The parties continued such review until its completion at the end of May 2018. Also during May 2018, Mr. Shepard and Dr. Akkaraju held various separate discussions with Karen Liu, Eric Zhang, Amato Giaccia and Dr. Tabibiazar, each members of the Aravive board of directors, regarding the potential strategic transaction.

On May 22, 2018, GM, on behalf of Aravive and after consultation with Wedbush, and Cooley, on behalf of Versartis, engaged in negotiations regarding various terms of the merger agreement. Later that evening, GM provided Cooley with a revised draft of the merger agreement.

On May 24, 2018, Cooley, on behalf of Versartis, provided GM with a revised draft of the merger agreement and drafts of the support and lock up agreements. Aravive management, GM, Lowenstein Sandler LLP or Lowenstein, outside legal counsel to Aravive, and Wedbush met several times over the next three days to discuss the revised merger agreement. From May 24, 2018 to June 2, 2018, Cooley, on behalf of Versartis, and GM and Lowenstein, on behalf of Aravive, negotiated and finalized the merger agreement and the support and lock up agreements. Such negotiations addressed, among other things, the amount of the termination fees, the composition of the board of directors and management post-closing of the proposed combined company, and the consideration to be received by the holders of capital stock of Aravive. In addition, during this period, Cooley and GM, on behalf of Versartis and Aravive, respectively, exchanged drafts of and negotiated and finalized the respective disclosure schedules.

On May 25, 2018, the transaction committee met, with representatives of Versartis management, Cowen and Cooley in attendance. Mr. Shepard provided an update on developments with respect to the potential transactions with Party B and Aravive. Representatives of Versartis management detailed the due diligence review of each of Party B and Aravive. Dr. Akkaraju disclosed to the transaction committee that he had previously served as a director of Aravive for approximately one year beginning in February 2016 and that, in connection with this service, he had been granted a stock option in February 2016, which he had exercised in 2017 for Aravive common stock representing less than 1% of Aravive’s total fully diluted shares. Representatives of Cowen then reviewed with the members of the transaction committee a number of financial characteristics and other considerations with respect to Party B and Aravive. Following such discussion, the members of the transaction committee engaged in discussion of the matters presented and the two potential counterparties. The members of the transaction committee directed Versartis management to continue pursuing a potential transaction with Aravive with the goal of bringing a potential transaction to the Versartis board of directors for approval as expeditiously as possible and to continue discussions with Party B for purposes of preserving Versartis’ ability to enter into a transaction with Party B on the terms most recently discussed, or terms more favorable to Versartis, on the same timeline as the potential transaction with Aravive.

On May 28, 2018, the Aravive board of directors met, with representatives of Aravive management, GM and Lowenstein in attendance. The members of the Aravive board of directors reviewed discussions to date with Versartis.

On May 30, 2018, the Versartis board of directors met, with representatives of Versartis management, Cowen and Cooley in attendance. The representatives of Cooley discussed with the members of the Versartis board of directors their fiduciary duties in the context of a potential transaction and the previous disclosure from Dr. Akkaraju regarding his previous service on the Aravive board of directors and his Aravive common stock holdings, which the Versartis board of directors concluded was not material. The representatives of Cooley then discussed the material terms of the merger agreement with Aravive, including the no shop restrictions and termination fee amounts and payment triggers, and noted that the negotiations with GM were ongoing but that agreement had been reached on substantially all of the material terms. Representatives of Versartis management updated the Versartis board of directors on due diligence review. Representatives of Cowen provided a summary of key developments in the strategic review process since April 17, 2018 and then discussed key financial considerations with respect to the potential transactions. Lastly, the Versartis board of directors engaged in a discussion of various issues, including the requirements associated with Aravive’s grant from CPRIT and the plan for maintaining compliance with such grant following a potential transaction.

Later on May 30, 2018, Mr. Shepard was contacted by the major stockholder of Party B and he and a representative of Versartis management engaged in a discussion with such stockholder of certain changes in Party B’s proposal with respect to the transaction structure.

On May 31, 2018, the Aravive board of directors met, with representatives of Aravive management, Wedbush, GM and Lowenstein in attendance. During this meeting, GM and Lowenstein reviewed the proposed terms of the merger and the merger agreement with the Aravive board of directors, including the economic terms and key provisions, such as closing conditions and termination rights, and discussed the fiduciary duties of the board to its shareholders. A representative of Wedbush also reviewed in detail with the Aravive board of directors the financial terms of the merger agreement.

On June 1, 2018, the Versartis board of directors met, with representatives of Versartis management, Cowen and Cooley in attendance. Mr. Shepard provided an update on the strategic process to date, including his conversation the previous day with the major stockholder of Party B. Representatives of Cowen presented certain financial terms of a potential transaction with Party B and Aravive, respectively. The Versartis board of directors then discussed with representatives of Versartis management, Cooley and Cowen the potential transactions with Party B and Aravive, respectively, and the necessity of deciding which transaction to pursue. Following such discussion, the members of the Versartis board of directors unanimously expressed their preference for a transaction with Aravive, citing, among other things, that they perceived the scientific and clinical potential of Aravive’s programs to be greater than that of Party B, and that a combination with Aravive generally represented a better opportunity to enhance the value of Versartis for the benefit of its stockholders. In the course of this discussion, the members of the transaction committee expressed the unanimous recommendation of the transaction committee that the Versartis board of directors consider and approve a transaction with Aravive at the appropriate time. The Versartis board of directors instructed Versartis management to finalize negotiations with Aravive.

On June 2, 2018, the Versartis board of directors met, with representatives of Versartis management, Cowen and Cooley in attendance. The members of the Versartis board of directors reviewed the strategic process to date and the current proposal for a strategic transaction with Aravive. Representatives of Cooley reviewed the material terms of the Merger Agreement to be entered into with Aravive. The Versartis board of directors discussed potential reasons for, and risks inherent in, entering into the Merger Agreement with Aravive. The representatives of Cowen reviewed with the members of the Versartis board of directors the financial analysis of the exchange ratio to be paid by Versartis in the proposed merger. The representatives of Cowen then rendered Cowen’s oral opinion to the Versartis board of directors, subsequently confirmed by delivery of a written opinion dated as of June 2, 2018, that, as of June 2, 2018, and subject to the various assumptions made, procedures followed, matters considered, limitations of the review undertaken, qualifications contained and other matters set forth therein, the exchange ratio to be paid by Versartis in the proposed merger was fair, from a financial point of view, to Versartis. After further discussion, the Versartis board of directors (1) determined that the proposed merger with Aravive was fair to, advisable and in the best interests of Versartis and its stockholders, (2) approved and declared advisable the Merger Agreement and the transactions contemplated thereby, including the issuance of shares of Versartis common stock to the securityholders of Aravive pursuant to the terms of the Merger Agreement, and (3) determined to recommend that the stockholders of Versartis vote to approve the Merger Agreement and the transactions contemplated thereby, including the issuance of shares of Versartis common stock to the securityholders of Aravive pursuant to the terms of the Merger Agreement.

On June 3, 2018, the Aravive board of directors met, with representatives of Aravive management, Wedbush, GM, Lowenstein and Griffin Securities, Inc., or Griffin, financial advisor to Aravive for purposes of rendering a fairness opinion to holders of Aravive capital stock, in attendance. During the meeting, legal counsel reviewed with the Aravive board of directors the proposed terms of the Merger Agreement. Representatives of Griffin reviewed with the Aravive board of directors Griffin’s opinion which had been delivered the day before, that, as of such date, and based upon and subject to the various limitations, matters, qualifications and assumptions set forth in its written opinion, the merger consideration to be paid by Versartis to Aravive stockholders in the merger pursuant to the merger agreement was fair to Aravive from a financial point of view. Griffin then responded to questions from the members of the Aravive board of directors regarding its fairness opinion. Wedbush reviewed the results of its financial analysis with respect to the exchange ratio and then responded to questions from the members of the Aravive board of directors regarding its financial analysis. After the presentations and discussions, the Aravive board of directors unanimously: (1) determined that the transaction, the issuance of shares of Versartis common stock pursuant to the transaction and the other transactions contemplated by the Merger Agreement are fair to, advisable and in the best interests of Aravive and its stockholders, (2) approved the Merger Agreement and the other transactions contemplated thereby, and (3) resolved to recommend that Aravive stockholders vote to approve the Merger Agreement.

Later on June 3, 2018, the Merger Agreement was signed.

On June 4, 2018, Versartis and Aravive issued a joint press release announcing their entry into the Merger Agreement.

Versartis Reasons for the Merger

As noted above, the Versartis board of directors and management have regularly reviewed and discussed Versartis’s operating and strategic plans, both near-term and long-term, as well as potential partnerships and strategic transactions, in an effort to enhance stockholder value. These reviews and discussions have focused, among other things, on the opportunities and risks associated with Versartis’s business and financial condition and strategic relationships and other strategic options. In particular, the VELOCITY Phase 3 clinical trial results have prompted the Versartis board of directors to focus on alternative means for providing returns to stockholders.

In the course of its evaluation of the merger and the Merger Agreement, the Versartis board of directors held numerous meetings, consulted with Versartis management, Cooley and Cowen, and reviewed and assessed a significant amount of information and, in reaching its unanimous decision to approve the merger, the issuance of shares of Versartis common stock pursuant to the Merger Agreement and the other transactions contemplated by the Merger Agreement, the Versartis board of directors considered a number of factors, including, among others, the following:

•

The Versartis board of directors considered the historical and current information concerning Versartis’ business, financial performance, financial condition, including Versartis’ cash position, operations, management and competitive position, the prospects of Versartis and its product candidates, the nature of the biotechnology industry generally, including financial projections of Versartis under various scenarios and its short-and long-term strategic objectives and the related risks and the belief that the combination of Versartis’ and Aravive’s businesses would create more value for Versartis stockholders in the long-term than Versartis could create as an independent, stand-alone company.

•

The Versartis board of directors’ belief, based in part on the judgment, advice and analysis of Versartis management with respect to the potential strategic, financial and operational benefits of the merger (which judgment, advice and analysis was informed in part by the business, technical, financial, accounting and legal due diligence investigation performed by Versartis and its advisors with respect to Aravive), that Aravive’s proprietary technology as well as its clinical stage candidate that addresses sizeable market opportunities, and may provide new medical benefits for patients and returns for investors.

•

The Versartis board of directors also reviewed with the management of Versartis the current development plans of Aravive to confirm the likelihood that the combined company would possess sufficient resources, or have access to sufficient resources, to allow the management team to focus on its plans for the continued development of Aravive’s product candidate. The Versartis board of directors also considered the possibility that the combined company would be able to take advantage of the potential benefits resulting from the combination of the Versartis public company structure with the Aravive business to raise additional funds in the future.

•

The Versartis board of directors also considered the valuation and business prospects of all the potential strategic transaction candidates. In particular, their collective view was that Aravive was the most attractive candidate because of the promising preliminary results of its then-ongoing Phase 1 clinical trial with AVB-S6-500 and its preclinical studies with AVB-S6-500, the possibility for expedited regulatory review of certain of its products in the United States and the large market opportunities that Aravive’s products address. The Versartis board of directors also took into account its belief that the mechanism of action of AVB-S6-500 represents a novel approach to inhibiting tumor growth and metastasis, and the fact that Aravive has a favorable competitive position relative to its competitors that are developing product candidates targeted at the GAS6-AXL signaling axis. After considering the comprehensive diligence review that Versartis management had completed of other prospective transaction partners, the board concluded that the merger with Aravive would create a publicly traded company focused on advancing its product candidate, which includes clinical stage candidates that address sizeable market opportunities, and that would create more value for Versartis’ stockholders than any of the other alternatives the Versartis board of directors had considered.

•

The Versartis board of directors concluded that the merger would provide existing Versartis stockholders a significant opportunity to participate in the potential growth of the combined company following the merger.

•

The Versartis board of directors also considered that the combined company will be led by an experienced senior management team from Versartis and Aravive and a board of directors with representation from each of the current boards of directors of Versartis and Aravive.

•

The Versartis board of directors considered the financial analyses of Cowen, which Versartis had engaged to act as its financial advisor in connection with the merger, including in connection with the Versartis board of directors’ consideration and evaluation of certain potential strategic alternatives, and the opinion of Cowen that, as of the date of such opinion, and based upon and subject to the various limitations, matters, qualifications and assumptions set forth in its written opinion, the exchange ratio to be paid by Versartis in the merger pursuant to the Merger Agreement, was fair to Versartis, from a financial point of view, as more fully described in the section titled “The Merger—Opinion of the Financial Advisor to the Versartis Board of Directors.”

The Versartis board of directors also reviewed the recent results of operations and financial condition of Versartis, including:

•	the failure of somavaratan to meet the primary endpoint in its Phase 3 pediatric growth hormone deficiency trial;

•	the clinical development risks associated with continuing to develop somavaratan, including additional clinical studies that would be required and the potential market value of somavaratan;

•

the loss of the certain operational capabilities of Versartis, and the risks associated with continuing to operate Versartis on a stand-alone basis, including the resources needed to continue to develop somavaratan;

•

the results of substantial efforts made over a significant period of time by Versartis’ management and Cowen to solicit strategic alternatives for Versartis to the merger, including the discussions that Versartis management, Versartis’ representatives and the Versartis board of directors had in late 2017 and early 2018 with other potential strategic transaction candidates;

•	current financial market conditions and historical market prices, volatility and trading information with respect to Versartis common stock; and

•	the risks, costs and timing and limited amount, if any, that would be distributable to Versartis stockholders associated with a potential liquidation of the company.

The Versartis board of directors also reviewed the terms of the Merger Agreement and associated transactions, including:

•	the relative percentage ownership of Versartis securityholders and Aravive securityholders immediately following the closing of the merger;

•

the number and nature of the conditions to Aravive’s obligation to consummate the merger and the limited risk of non-satisfaction of such conditions as well as the likelihood that the merger will be consummated on a timely basis;

•

the rights of, and limitations on, Versartis under the Merger Agreement to consider certain unsolicited acquisition proposals under certain circumstances, should Versartis receive a “superior offer” (as defined below);

•	the reasonableness of the potential termination fee of $2.5 million, which could become payable by Versartis if the Merger Agreement is terminated in certain circumstances and certain events occur;

•

the agreement by the stockholders of Aravive holding the requisite number of shares of Aravive capital stock to vote such shares in favor of approving the transactions contemplated by the Merger Agreement and against actions that could adversely affect the closing of the merger; and

•

the belief that the terms of the Merger Agreement, including the parties’ representations, warranties and covenants, and the conditions to their respective obligations, are reasonable under the circumstances.

In the course of its deliberations, the Versartis board of directors also considered a variety of risks and other countervailing factors related to the merger, including:

•

the $2.5 million termination fee payable by Versartis upon the occurrence of certain events and the potential effect of such termination fee in deterring other potential acquirors from proposing an alternative transaction that may be more advantageous to Versartis stockholders;

•	the substantial expenses to be incurred in connection with the merger;

•	the possible volatility, at least in the short term, of the trading price of the Versartis common stock resulting from the announcement of the merger;

•

the risk that the merger might not be consummated in a timely manner or at all and the potential adverse effect of the public announcement of the merger or on the delay or failure to complete the merger on the reputation of Versartis;

•	the risk to the business of Versartis, operations and financial results in the event that the merger is not consummated;

•

the strategic direction of the continuing entity following the closing of the merger, which will be determined by a combination of individuals from Versartis’ and Aravive’s management teams and a board of directors initially comprised of a combination of the Versartis and the Aravive boards of directors; and

•

various other risks associated with the combined company and the merger, including those described in the sections titled “Risk Factors” and “Cautionary Statement Concerning Forward-Looking Statements.”

The foregoing information and factors considered by the Versartis board of directors are not intended to be exhaustive but are believed to include all of the material factors considered by the Versartis board of directors. In view of the wide variety of factors considered in connection with its evaluation of the merger and the complexity of these matters, the Versartis board of directors did not find it useful, and did not attempt, to quantify, rank or otherwise assign relative weights to these factors. In considering the factors described above, individual members of the Versartis board of directors may have given different weight to different factors. The Versartis board of directors conducted an overall analysis of the factors described above, including thorough discussions with, and questioning of, the Versartis management team and the legal and financial advisors of Versartis, and considered the factors overall to be favorable to, and to support, its determination.

Aravive Reasons for the Merger

In the course of reaching its decision to approve the merger, the Aravive board of directors consulted with its senior management, financial advisor and legal counsel, reviewed a significant amount of information and considered a number of factors, including, among others:

•

the potential increased access to sources of capital at a lower cost and a broader range of investors to support Aravive’s development program than it could otherwise obtain if it continued to operate as a stand-alone, privately-held company;

•	the potential to provide its current stockholders with greater liquidity by owning stock in a public company;

•	the development and commercial planning expertise and operational proficiency of the Versartis management team;

•

the Aravive board of directors’ belief that no alternatives to the merger were reasonably likely to create greater value for Aravive stockholders after reviewing the various strategic options to enhance stockholder value that were considered by the Aravive board of directors;

•	the cash resources of the company expected to be available at the closing of the merger;

•

the availability of appraisal rights under the DGCL to holders of Aravive common stock who comply with the required procedures under the DGCL, which allow such holders to seek appraisal of the fair value of their shares of Aravive common stock as determined by the Delaware Court of Chancery;

•	the expectation that the merger with Versartis would be a more time- and cost-effective means to access capital than other options considered;

•	the terms and conditions of the Merger Agreement, including, without limitation, the following:

•

the determination that the expected relative percentage ownership of Versartis securityholders and Aravive securityholders in the combined company was appropriate, in the judgment of the Aravive board of directors, based on the Aravive board of directors’ assessment of the approximate valuations of Versartis and Aravive and the comparative costs and risks associated with alternatives to the merger.

•

the expectation that the merger will be treated as a reorganization for U.S. federal income tax purposes, with the result that Aravive stockholders will generally not recognize taxable gain or loss for U.S. federal income tax purposes upon the exchange of Aravive common stock for Versartis common stock pursuant to the merger.

•	the limited number and nature of the conditions of the obligation of Versartis to consummate the merger.

•	the conclusion of the Aravive board of directors that the potential termination fee of $2.5 million payable by Versartis to Aravive and the circumstances when such fee may be payable, were reasonable.

•

the fact that shares of Versartis common stock issued to Aravive stockholders will be registered on a Form S-4 registration statement by Versartis and will generally become freely tradable for non-affiliates; and

•	the likelihood that the merger will be consummated on a timely basis.

The Aravive board of directors also considered a number of uncertainties and risks in its deliberations concerning the merger and the other transactions contemplated by the Merger Agreement, including the following:

•

the possibility that the merger might not be completed and the potential adverse effect of the public announcement of the merger on the reputation of Aravive and the ability of Aravive to obtain financing in the future in the event the merger is not completed;

•	the reasonableness of the termination fee of $2.5 million, which could become payable by Aravive if the Merger Agreement is terminated in certain circumstances and certain events occur;

•	the risk that the merger might not be consummated in a timely manner or at all;

•	the expenses to be incurred in connection with the merger and related administrative challenges associated with combining the companies;

•	the additional public company expenses and obligations that Aravive’s business will be subject to following the merger that it has not previously been subject to; and

•	various other risks associated with the combined company and the merger, including the risks described in the section titled “Risk Factors” in this proxy statement/prospectus/information statement.

Opinion of the Financial Advisor to the Versartis Board of Directors

Pursuant to an engagement letter with Versartis, or the Engagement Letter, dated as of October 25, 2017, Versartis retained Cowen to serve as its exclusive financial advisor in connection with the merger, and to render an opinion, as investment bankers, to the Versartis board of directors as to the fairness, from a financial point of view, to Versartis, of the exchange ratio to be paid by Versartis in the merger pursuant to the terms of the Merger Agreement.

On June 2, 2018, Cowen delivered to the Versartis board of directors its oral opinion, subsequently confirmed in writing, or the Opinion, that, as of the date of the Opinion, and subject to the various assumptions made, procedures followed, matters considered, limitations of the review undertaken, qualifications contained and other matters set forth therein, the exchange ratio to be paid by Versartis in the merger pursuant to the terms of the Merger Agreement was fair, from a financial point of view, to Versartis.

The full text of the Opinion is attached as Annex C hereto and is incorporated herein by reference. Holders of shares of Versartis common stock are urged to read the Opinion in its entirety for the assumptions made, procedures followed, matters considered, limitations of the review undertaken, qualifications contained and other matters set forth therein. The summary of the Opinion set forth herein is qualified in its entirety by reference to the full text of the Opinion. The Opinion was prepared for and addressed to the Versartis board of directors (in its capacity as such) and was directed only to the fairness, from a financial point of view, of the exchange ratio to be paid by Versartis in the merger pursuant to the terms of the Merger Agreement, and does not constitute an opinion as to the merits of the merger or a recommendation to the Versartis board of directors as to how it should vote on the merger or to any stockholder of Versartis or Aravive as to how any such stockholder should vote at any stockholders’ meeting at which the merger is considered, or whether or not any stockholder of Versartis or Aravive should enter into a voting, shareholders’ or affiliates’ agreement with respect to the merger or exercise any dissenter’s or appraisal rights that may be applicable to such stockholder, or to take any other action in connection with the merger or otherwise. The exchange ratio to be paid by Versartis was determined through negotiations between Versartis and Aravive and not pursuant to recommendations of Cowen.

In connection with the Opinion, Cowen reviewed and considered such financial and other matters as it deemed relevant, including, among other things:

•	a draft of the Merger Agreement, dated June 1, 2018, such draft being the last draft of the Merger Agreement made available to Cowen;

•	certain publicly available financial and other information for Versartis and certain other relevant financial and operating data furnished to Cowen by management of Versartis;

•	certain other publicly available information concerning Aravive and Versartis;

•

certain non-publicly available information concerning Aravive and Versartis, respectively, including certain cash requirements for Aravive prepared by its management, and certain cash requirements for Versartis prepared by its management, in each case, as approved for Cowen’s use by Versartis, or the Cash Forecasts;

•

discussions Cowen had with the managements of Aravive and Versartis, as applicable, regarding the respective historical and current business operations, financial conditions and prospects of Versartis and Aravive, and such other matters Cowen deemed relevant;

•	the reported prices and trading history of shares of Versartis common stock;

•	certain publicly available financial and other information of certain publicly traded companies that Cowen deemed relevant;

•	the financial terms of certain selected initial public offerings Cowen deemed relevant;

•	certain discussions and negotiations between representatives of Aravive and Versartis in which Cowen participated; and

•	such other information, financial studies, analyses and investigations, and considered such other factors, as Cowen deemed relevant for purposes of the Opinion.

In conducting its review and arriving at the Opinion, Cowen, with Versartis’ consent, relied upon and assumed, without independent verification, the accuracy and completeness of all of the financial and other information that was made available, supplied or otherwise communicated to Cowen by or on behalf of Aravive or Versartis, or that was otherwise reviewed by Cowen, including, without limitation, publicly available information. Cowen did not undertake any responsibility for the accuracy, completeness or reasonableness of, or independent verification of, such information. In addition, Cowen did not evaluate the solvency or fair value of Aravive, Versartis or Merger Sub under any state or federal laws relating to bankruptcy, insolvency or similar matters. Cowen relied on such information being complete and correct in all material respects and further relied upon the assurances of the managements of Aravive and Versartis, as applicable, that, to their knowledge, such information does not contain any material omissions or misstatements of material fact. With respect to the Cash Forecasts supplied to Cowen by Aravive and Versartis, Cowen assumed, at the direction of Versartis, that they were reasonably prepared on the basis reflecting the best currently available estimates and good faith judgments of the management of Aravive and the management of Versartis, respectively. The Cash Forecasts were not prepared with the expectation of public disclosure and they are based on numerous variables and assumptions that are inherently uncertain, including, without limitation, factors related to general economic and competitive conditions. Accordingly, actual results could vary significantly from those set forth in the Cash Forecasts. Cowen expresses no opinion as to the Cash Forecasts or the assumptions on which they were made. Cowen did not receive any internal financial analyses, financial forecasts, reports or other information concerning Aravive or Versartis prepared by either the management of Aravive or Versartis of a nature that would have enabled Cowen to perform a discounted cash flow analysis of the future cash flows of Aravive or Versartis. Cowen relied upon, without independent verification, the assessment of the management of Versartis as to the existing products and services of Aravive and the viability of, and risks associated with, the future products and services of Aravive. Cowen expressly disclaims any undertaking or obligation to advise any person of any change in any fact or matter affecting the Opinion of which it becomes aware after the date of the Opinion.

Cowen also assumed that there were no material changes in the assets, liabilities, financial condition, results of operations, business or prospects of Aravive or Versartis since the date of the last financial information of Aravive or Versartis, respectively, made available to, or reviewed by, Cowen. Cowen did not make or obtain any independent evaluation, appraisal or physical inspection of Aravive’s or Versartis’ assets or liabilities, respectively, nor was Cowen furnished with any such evaluation or appraisal. The Opinion does not in any way address the solvency or financial condition of Aravive, Versartis or any other participant in the merger. In addition, the Opinion does not address any legal, tax, accounting or regulatory matters related to the Merger Agreement or the merger, as to which Cowen assumed that Versartis and the Versartis board of directors would have received such advice from legal, tax, accounting and regulatory advisors (other than Cowen) as each determined appropriate. The Opinion is necessarily based on economic, market, financial and other conditions as they existed as of the date of the Opinion, and on the information made available to Cowen by or on behalf of Aravive, Versartis or their respective advisors, or information otherwise reviewed by Cowen, as of the date of the Opinion. Subsequent developments may affect the conclusion reached in the Opinion and that Cowen does not have any obligation to update, revise or reaffirm the Opinion. Cowen did not consider any potential legislative or regulatory changes currently being considered or recently enacted by the United States or any foreign government, or any domestic or foreign regulatory body, or any changes in accounting methods or generally accepted accounting principles that may be adopted by the SEC, the Financial Accounting Standards Board, or any similar foreign regulatory body or board.

For purposes of rendering the Opinion, Cowen assumed, with Versartis’ consent, that there were no factors that would delay or subject to any adverse conditions any necessary regulatory or governmental approval and that all conditions to the merger would be satisfied without any material waiver, amendment or delay. In addition, Cowen assumed that the definitive merger agreement would not differ materially from the draft it reviewed. Cowen also assumed that the merger would be consummated substantially on the terms and conditions described in the Merger Agreement, without any adjustment to the exchange ratio, or waiver of material terms or conditions by any party thereto, and that obtaining any necessary regulatory approvals or satisfying any other conditions for consummation of the merger would not have an adverse effect on Aravive, Versartis, Merger Sub or the merger. Cowen assumed that the merger would be consummated in a manner that complies with the applicable provisions of the Securities Act, the Exchange Act, and all other applicable federal and state statutes, rules and regulations.

The Opinion is for the information of, and directed to, the Versartis board of directors (in its capacity as such) for its information and assistance in connection with its consideration of the merger and may not be used for any other purpose. The Opinion does not constitute a recommendation to the Versartis board of directors as to how it should vote on the merger or to any stockholder of Versartis or Aravive as to how any such stockholder should vote at any stockholders’ meeting at which the merger is considered, or whether or not any stockholder of Versartis or Aravive should enter into a voting, shareholders’, or affiliates’ agreement with respect to the merger or exercise any dissenter’s or appraisal rights that may be applicable to such stockholder, or take any other actions in connection with the merger or otherwise. In addition, the Opinion does not compare the relative merits of the merger with any other alternative transactions or business strategies which may have been available to Versartis and does not address the underlying business decision of the Versartis board of directors or Versartis to proceed with or effect the merger.

The Opinion is limited to whether the exchange ratio to be paid by Versartis pursuant to the Merger Agreement was fair to Versartis, from a financial point of view, and does not address any other terms, aspects or implications of the transactions contemplated by the Merger Agreement, including, without limitation, the form or structure of the merger, any consequences of the merger on Aravive, Versartis or their respective stockholders, creditors or otherwise, or any terms, aspects or implications of any voting, support, stockholder or other agreements, arrangements or understandings contemplated or entered into in connection with the transactions contemplated by the Merger Agreement or otherwise. Cowen did not express and is not expressing any opinion as to what the value, price or trading range of the shares of the Versartis common stock would be or will be, as applicable, following public announcement or consummation of the merger. Cowen was not requested to opine as to, and the Opinion does not in any manner address or include: (i) the legal, tax or accounting consequences of the merger on Aravive, Versartis or their respective securityholders; (ii) the fairness of the amount or nature of any compensation to any of Aravive’s or Versartis’ officers, directors or employees, or class of such persons; (iii) the fairness of the merger to holders of any class of securities, creditors or other constituencies of Versartis, or any class of securities, creditors or other constituencies of any other party to any transaction contemplated by the Merger Agreement (including Aravive); (iv) any advice or opinions provided by any other advisor to Aravive or Versartis; (v) the treatment of, or effect of the merger on, any securities of Aravive or Versartis (including, without limitation, any Aravive stock options, Versartis stock options or Versartis RSUs) or the holders of any such securities; (vi) any other strategic alternatives currently (or which have been or may be) contemplated by the Versartis board of directors or Versartis; or (vii) whether Versartis has sufficient cash, available lines of credit or other sources of funds to enable it to consummate the merger.

The Opinion may not be disseminated, quoted, reproduced, summarized, described or referred to or disclosed to any other person, nor shall any public reference to Cowen be made, without its prior written consent; provided that Versartis may, without Cowen’s prior written consent, include the full text of the Opinion in any proxy statement or registration statement filed by Versartis with the SEC in connection with the merger.

The following is a brief summary of the principal financial analyses performed by Cowen to arrive at the Opinion. Some of the summaries of financial analyses include information presented in tabular format. In order to fully understand the financial analyses, the tables must be read together with the text of each summary. The tables alone do not constitute a complete description of the financial analyses. Considering the data set forth in the tables without considering the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of the financial analyses. Cowen reviewed with the management of Versartis the assumptions on which such analyses were based and other factors. No limitations were imposed by the Versartis board of directors with respect to the assumptions made, procedures followed, limitations of the review undertaken, qualifications contained and other matters considered by Cowen in rendering the Opinion.

Based on the definition of the exchange ratio and other terms set forth in the Merger Agreement, Cowen calculated an implied exchange ratio of 2.2923, based on the assumption in accordance with the Merger Agreement that (x) the aggregate number of shares of Versartis common stock (i) issued to holders of the shares of Aravive capital stock outstanding immediately prior to the Effective Time, (ii) issuable to holders of Aravive stock options outstanding as of immediately prior to the Effective Time (after giving effect to Section 5.5 of the Merger Agreement), and (iii) issuable to holders of all other options and other rights to receive shares of Aravive capital stock (with the number of shares of Versartis common stock issuable upon exercise, conversion or exchange of any of the securities described in (ii) and (iii) being determined in accordance with the terms of the Merger Agreement) will be equal to (y) the aggregate number of shares of Versartis common stock outstanding immediately prior to the Effective Time and the number of shares of Versartis common stock issuable upon the exercise of all Versartis stock options with an exercise price less than or equal to $2.53 and all Versartis RSUs, subject to certain adjustments set forth in Section 5.22 of the Merger Agreement. Cowen’s calculation of this implied exchange ratio utilized (1) the aggregate number of shares of Versartis common stock outstanding and the number of shares of Versartis common stock issuable upon the exercise of all Versartis stock options with an exercise price less than or equal to $2.53 and all Versartis RSUs, in each case, as of May 22, 2018, as provided by Versartis’ management, and (2) the aggregate number of shares of Aravive capital stock and the number of shares of Aravive capital stock issuable to holders of Aravive stock options outstanding and all other options, warrants and other rights to receive shares of Aravive capital stock, in each case as of May 30, 2018, as provided by Aravive’s management and approved by Versartis for Cowen’s use. For purposes of the Opinion, Cowen was advised and has assumed, at Versartis’ direction, that there would be no adjustment required under Section 5.22 of the Merger Agreement.

Historical Stock Price Analysis. Cowen reviewed the historical trading prices for shares of Versartis common stock on certain dates and the volume weighted average trading prices, or VWAP, for certain periods, in order to put the current stock price in perspective with historical averages. The following table presents the results of this analysis as of June 1, 2018:

Stock Price (Rounded to the Nearest Hundredth)
Trading Price as of June 1, 2018	$1.45
5-Day VWAP	$1.42
30-Day VWAP	$1.49
90-Day VWAP	$1.70
Lowest Trading Price in Last 52 Weeks	$1.35
Highest Trading Price in Last 52 Weeks	$22.10

Analysis of Selected Publicly Traded Companies. Cowen reviewed financial data of certain development-stage biotechnology companies with a lead indication in oncology, or the Selected Companies, whose securities are publicly traded. These companies were:

•	Aduro BioTech, Inc.

•	Aeglea BioTherapeutics, Inc.

•	Affimed N.V.

•	Agenus Inc.

•	BerGenBio ASA

•	Corvus Pharmaceuticals, Inc.

•	Five Prime Therapeutics, Inc.

•	Genocea Biosciences, Inc.

•	Merus N.V.

•	Jounce Therapeutics, Inc.

•	Trillium Therapeutics Inc.

•	Syndax Pharmaceuticals, Inc.

Cowen calculated the implied enterprise value as the fully diluted market capitalization of common stock plus total debt less cash and cash equivalents, or EV, for each of the Selected Companies as of June 1, 2018, as shown in the following table:

	Implied EV (in millions)
Aduro BioTech, Inc.	$377.7
Aeglea BioTherapeutics, Inc.	$187.3
Affimed N.V.	$ 72.5
Agenus Inc.	$315.0
BerGenBio ASA	$319.2
Corvus Pharmaceuticals, Inc.	$252.6
Five Prime Therapeutics, Inc.	$270.9
Genocea Biosciences, Inc.	$ 44.6
Merus N.V.	$204.9
Jounce Therapeutics, Inc.	$135.1
Trillium Therapeutics Inc.	$345.2
Syndax Pharmaceuticals, Inc.	$106.5

	Minimum	1st quartile	Median	3rd Quartile	Maximum
Selected Companies	$44.6	$127.9	$228.8	$316.1	$377.7

Based on these implied EVs and Aravive’s estimated cash amount of $5.3 million and estimated contingent payables of approximately $0.7 million at the assumed closing date September 30, 2018, as provided by Aravive’s management and approved by Versartis for Cowen’s use, Cowen calculated a range of implied equity values as shown in the following table:

	Implied Equity Value (in millions)
	Minimum	1st quartile	Median	3rd Quartile	Maximum
Selected Companies	$49.2	$132.6	$233.4	$320.7	$382.4

Cowen noted that, based upon the number of shares of Versartis common stock to be issued pursuant to the Merger Agreement, the implied equity value of Aravive in the merger was approximately $54.3 million.

Cowen divided the range of implied equity values above by Aravive’s fully diluted shares outstanding as of June 1, 2018, as provided by Aravive’s management and approved by Versartis for Cowen’s use, and further divided by the five-day VWAP of Versartis common stock of $1.4228 as of June 1, 2018, to calculate the following range of implied exchange ratios. In comparison, Cowen noted the implied exchange ratio of 2.2923 in the merger.

	Implied Exchange Ratio
	Minimum	1st quartile	Median	3rd Quartile	Maximum
Selected Companies	2.0789	5.5991	9.8565	13.5426	16.1441

Analysis of Selected Initial Public Offerings. Cowen reviewed the financial terms, to the extent publicly available, of 10 initial public offerings which were announced or completed since September 1, 2015 by development-stage biotechnology companies with a lead indication in oncology, or Selected IPOs. Such companies included:

•	Aeglea BioTherapeutics, Inc.

•	Aileron Therapeutics, Inc.

•	Corvus Pharmaceuticals, Inc.

•	CytomX Therapeutics, Inc.

•	G1 Therapeutics, Inc.

•	Jounce Therapeutics, Inc.

•	Mersana Therapeutics, Inc.

•	Merus N.V.

•	Syndax Pharmaceuticals, Inc.

•	Zymeworks Inc.

Cowen calculated the implied EV for each of the companies in the Selected IPOs as the fully diluted market capitalization of common stock plus total debt less cash and cash equivalents as of the date of pricing of each such Selected IPO, as shown in the table below:

	Implied EV at IPO (in millions)
Aeglea BioTherapeutics, Inc.	$ 50.1
Aileron Therapeutics, Inc.	$162.4
Corvus Pharmaceuticals, Inc.	$149.8
CytomX Therapeutics, Inc.	$259.2
G1 Therapeutics, Inc.	$316.9
Jounce Therapeutics, Inc.	$177.1
Mersana Therapeutics, Inc.	$216.2
Merus N.V.	$ 66.6
Syndax Pharmaceuticals, Inc.	$ 84.5
Zymeworks Inc.	$225.5

	Minimum	1st quartile	Median	3rd Quartile	Maximum
Selected Companies	$50.1	$100.8	$169.7	$223.2	$316.9

Based on these implied EVs and Aravive’s estimated cash amount of $5.3 million and estimated contingent payables of $0.7 million at the assumed closing date September 30, 2018, as provided by Aravive’s management and approved by Versartis for Cowen’s use, Cowen calculated a range of implied equity values as shown in the following table:

	Implied Equity Value (in millions)
	Minimum	1st quartile	Median	3rd Quartile	Maximum
Companies in Selected IPOs	$54.7	$105.5	$174.4	$227.8	$321.6

Cowen noted that, based upon the number of shares of Versartis common stock to be issued pursuant to the Merger Agreement, the implied equity value of Aravive in the merger was approximately $54.3 million.

Cowen divided the range of implied equity values above by Aravive’s fully diluted shares outstanding as of June 1, 2018, as provided by Aravive’s management and approved by Versartis for Cowen’s use, and further divided by the five-day VWAP of Versartis common stock of $1.4228 as of June 1, 2018, to calculate the following range of implied exchange ratios, as compared to the implied exchange ratio of 2.2923 in the merger.

	Implied Exchange Ratio
	Minimum	1st quartile	Median	3rd Quartile	Maximum
Companies in Selected IPOs	2.3108	4.4544	7.3645	9.6201	13.5776

Cowen chose the Selected Companies and the Selected IPOs based on its experience and professional judgement. No company used in any analysis as a comparison is identical to Versartis or Aravive, and they all differ in material ways. An analysis of the results of the foregoing is not mathematical; rather, it involves complex considerations and judgments concerning differences in financial and operating characteristics of these companies and other factors that could affect the public trading values of the Selected Companies and the companies involved in the Selected IPOs. In evaluating these companies, Cowen made judgments and assumptions with regard to industry performance, general business, economic, market and financial conditions, and other matters, many of which are beyond Versartis’ or Aravive’s control, such as the impact of competition, industry growth, and the absence of any adverse material change in the financial condition of Aravive or the Selected Companies and the companies involved in the Selected IPOs or the industry or in the financial markets in general, which could affect the public trading values of these companies. Mathematical analysis (such as determining the mean or median) is not in itself a meaningful method of using peer group data.

The summary set forth above does not purport to be a complete description of all the analyses performed by Cowen. The preparation of a fairness opinion involves various determinations as to the most appropriate and relevant methods of financial analysis and the application of these methods to the particular circumstances and, therefore, such an opinion is not readily susceptible to partial analysis or summary description. Cowen did not attribute any particular weight to any analysis or factor considered by it, but rather made qualitative judgments as to the significance and relevance of each analysis and factor. Accordingly, notwithstanding the separate factors summarized above, Cowen believes, and has advised the Versartis board of directors, that its analyses must be considered as a whole and that selecting portions of its analyses and the factors considered by it, without considering all analyses and factors, could create an incomplete view of the process underlying the Opinion. Each of these analyses yielded a range of implied equity values and exchange ratios, and therefore, such implied ranges developed from these analyses were viewed by Cowen collectively and not individually.

Except as otherwise noted, the information utilized by Cowen in its analyses, to the extent that it was based on market data, is based on market data as it existed on or before June 1, 2018 and is not necessarily indicative of current market conditions. These analyses performed by Cowen are not necessarily indicative of actual values or future results, which may be significantly more or less favorable than suggested by such analyses. In addition, analyses relating to the value of the Selected Companies and the companies in the Selected IPOs do not purport to be appraisals or to reflect the prices at which these companies or their securities may actually be sold. Accordingly, such analyses and estimates are inherently subject to uncertainty, being based upon numerous factors or events beyond the control of the parties or their respective advisors. None of Versartis, Aravive, Merger Sub, Cowen or any other person assumes responsibility if future results are materially different from those projected. The analyses supplied by Cowen and the Opinion were among several factors taken into consideration by the Versartis board of directors in making its decision to enter into the Merger Agreement and should not be considered as determinative of such decision.

Cowen was selected by the Versartis board of directors to render the Opinion to the Versartis board of directors because Cowen is a nationally recognized investment banking firm and because, Cowen as part of its investment banking business, is continually engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements and valuations for corporate and other purposes. In addition, in the ordinary course of its business, Cowen and its affiliates may actively trade the securities of Versartis for their own account and for the accounts of their customers, and, accordingly, may at any time hold a long or short position in such securities. The issuance of the Opinion was approved by Cowen’s fairness opinion review committee.

Cowen is acting as exclusive financial advisor to the Versartis board of directors in connection with the merger and will receive from Versartis a fee, or the Transaction Fee, of $2,000,000 contingent upon the consummation of the merger. Cowen received a fee of $750,000 for providing the Opinion without regard to whether the merger is ultimately consummated, $500,000 of which is creditable against the Transaction Fee. In addition, Versartis agreed to reimburse certain of Cowen’s expenses and to indemnify Cowen for certain liabilities that may arise out of Cowen’s engagement. In the two years preceding the date of the Opinion, Cowen (i) entered into a Sales Agreement with Versartis in August 2017 pursuant to which Cowen agreed to serve as Versartis’ sales agent in connection with Versartis’ issuance of Versartis common stock in an at-the-market offering having an aggregate offering price of up to $150,000,000, and (ii) acted as a managing underwriter in connection with Versartis’ follow-on offering of Versartis common stock having an aggregate offering price of $60,000,500 in September 2016. Except as stated in the immediately preceding sentence, in the two years preceding the date of the Opinion, Cowen did not have a material relationship with Versartis, Aravive or any other party to the merger and there were no material relationships mutually understood to be contemplated in which any compensation was received or was intended to be received as a result of the relationship between Cowen and any party to the merger. Cowen and its affiliates may in the future provide commercial and investment banking services to Versartis, Aravive or their respective affiliates and may receive fees for the rendering of such services.

The terms of the fee arrangement with Cowen, which are customary in transactions of this nature, were negotiated at arm’s length between Versartis and Cowen, and the Versartis board of directors was aware of the arrangement, including the fact that the Transaction Fee is contingent upon the completion of the merger.

Interests of the Versartis Directors and Executive Officers in the Merger

In considering the recommendation of the Versartis board of directors with respect to issuing shares of Versartis common stock as contemplated by the Merger Agreement and the other matters to be acted upon by Versartis stockholders at the Versartis special meeting, Versartis stockholders should be aware that certain members of the board of directors and executive officers of Versartis have interests in the merger that may be different from, or in addition to, the interests of Versartis stockholders. These interests relate to or arise from the matters described below. The board of directors of each of Versartis and Aravive was aware of these potential conflicts of interest and considered them, among other matters, in reaching their respective decisions to approve the Merger Agreement and the transactions contemplated thereby, and to recommend, as applicable, that Versartis stockholders approve the Versartis proposals to be presented to Versartis stockholders for consideration at the Versartis special meeting as contemplated by this proxy statement/prospectus/information statement, and that Aravive stockholders sign and return the written consent as contemplated by this proxy statement/prospectus/information statement.

Continued Service

As described elsewhere in this proxy statement/prospectus/information statement, including in the section titled “Management Following the Merger,” certain of Versartis’ existing directors are expected to remain directors of the combined company. Jay P. Shepard, Srinivas Akkaraju and Shahzad Malik are expected to continue as directors of the combined company, with Dr. Akkaraju serving as chairman. Additionally, Mr. Shepard, currently Versartis’s President and Chief Executive Officer, will continue as the Chief Executive officer of the combined company at the effective time of the merger.

Stock Ownership and Support Agreements

As of June 30, 2018, Versartis directors and executive officers beneficially owned approximately 15.1% shares of Versartis common stock. Versartis directors and executive officers have entered into support agreements in connection with the merger. For a more detailed discussion of the support agreements see the section titled “Agreements Related to the Merger—Support Agreements and Written Consent.”

As of June 30, 2018, Srinivas Akkaraju, a member of the Versartis board of directors and a former member of the Aravive board of directors, owns 72,250 shares of Aravive common stock.

Golden Parachute Disclosure

In accordance with Item 402(t) of Regulation S-K of the Securities Act, which requires disclosure of information about compensation for Versartis’ named executive officers that is based on or otherwise related to the merger, none of Versartis’ named executive officers will receive any compensation in connection with the merger.

Indemnification and Insurance

As described in this proxy statement/prospectus/information statement, including in “The Merger—Limitations of Liability and Indemnification,” certain of Versartis’ directors and officers will be entitled to certain ongoing rights of indemnification and coverage under directors’ and officers’ liability insurance policies.

The Versartis board of directors was aware of these interests and considered them, among other matters, in its decision to approve the Merger Agreement.

Interests of the Aravive Directors and Executive Officers in the Merger

In considering the recommendation of the Aravive board of directors with respect to approving the merger and related transactions by written consent, Aravive stockholders should be aware that certain members of the board of directors and executive officers of Aravive have interests in the merger that may be different from, or in addition to, interests they have as Aravive stockholders. All of Aravive’s executive officers and its employee directors have options, subject to vesting, to purchase shares of Aravive common stock which, if in-the-money, shall be converted into and become options to purchase shares of Versartis common stock. Certain of Aravive’s directors and executive officers are expected to become directors and executive officers of the combined company upon the closing of the merger and all of Aravive’s directors and executive officers are entitled to certain indemnification and liability insurance coverage pursuant to the terms of the Merger Agreement.

Combined Company Management

As described elsewhere in this proxy statement/prospectus/information statement, including in the section titled “Management Following the Merger,” Raymond Tabibiazar is expected to serve on the board of directors of the combined company at the effective time of the merger. Vinay Shah, currently Aravive’s Chief Financial Officer, will be appointed as the Chief Financial Officer of the combined company at the effective time of the merger.

Stock Ownership and Support Agreements

As of June 30, 2018, all directors and executive officers of Aravive, together with their affiliates, owned 78.6% of the outstanding shares of Aravive capital stock, on an as-converted to common stock basis. Following the closing of the merger, these same directors, executive officers, together with their affiliates are expected to own 37.4% of the outstanding shares of the combined company. Please see the sections titled “Principal Stockholders of Aravive” and “Principal Stockholders of the Combined Company” for further information. In addition, certain Aravive officers and directors, and their affiliates, have also entered into support agreements in connection with the merger. The support agreements are discussed in greater detail in the section titled “Agreements Related to the Merger—Support Agreements and Written Consent” in this proxy statement/prospectus/information statement.

Indemnification and Insurance

In addition to the indemnification required by Aravive’s certificate of incorporation and bylaws, Aravive has entered into indemnification agreements with certain of its directors and officers. With certain exceptions, these agreements provide for indemnification for related expenses including, among other things, attorneys’ fees, judgments, fines and settlement amounts incurred by any of these individuals in any action or proceeding. Aravive believes that these indemnification agreements are necessary to attract and retain qualified persons as directors and officers.

As described in this proxy statement/prospectus/information statement, including in “The Merger—Limitations of Liability and Indemnification,” certain of Aravive’s directors and officers will be entitled to certain ongoing rights of indemnification and coverage under directors’ and officers’ liability insurance policies.

The Aravive board of directors was aware of these interests and considered them, among other matters, in its decision to approve the Merger Agreement. For more information, please see the section titled “The Merger—Interests of the Aravive Directors and Executive Officers in the Merger.”

Limitations of Liability and Indemnification

In addition to the indemnification required by Versartis’ certificate of incorporation and bylaws, Versartis has entered into indemnification agreements with each of its directors and officers. With certain exceptions, these agreements provide for indemnification for related expenses including, among other things, attorneys’ fees, judgments, fines and settlement amounts incurred by any of these individuals in any action or proceeding. Versartis believes that these indemnification agreements are necessary to attract and retain qualified persons as directors and officers.

Additionally, under the Merger Agreement, from the Effective Time through the sixth anniversary thereof, Versartis and Aravive, as the surviving corporation in the merger, shall indemnify and hold harmless each person who is now, has been at any time prior to June 3, 2018, or who becomes prior to the Effective Time, a director, officer, fiduciary or agent of Versartis or Aravive, respectively, against all claims, losses, liabilities, damages, judgments, fines and reasonable fees, costs and expenses, including attorneys’ fees and disbursements, incurred in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, arising out of or pertaining to the fact that such person is or was a director, officer, fiduciary or agent of Versartis or Aravive, whether asserted or claimed prior to, at or after the Effective Time, to the fullest extent permitted under applicable law. In addition, each such person is entitled to advancement of expenses incurred in the defense of any such claim, action, suit, proceeding or investigation from each of Versartis and Aravive, as the surviving corporation in the merger, jointly and severally, upon receipt by either entity of a request therefor.

Under the Merger Agreement, the provisions of Versartis’ certificate of incorporation and bylaws with respect to indemnification, advancement of expenses and exculpation of present and former directors and officers of Versartis shall not be amended, modified or repealed for a period of six years from the Effective Time in a manner that would adversely affect the rights thereunder of individuals who, at or prior to the Effective Time, were officers or directors of Versartis. The certificate of incorporation and bylaws of Aravive, as the surviving corporation in the merger, shall contain provisions no less favorable with respect to indemnification, advancement of expenses and exculpation of former and present directors and officers that are presently set forth in the Versartis’ certificate of incorporation and bylaws.

The Merger Agreement also provides that Versartis shall maintain directors’ and officers’ liability insurance policies commencing on the closing time of the merger, on commercially available terms and conditions with coverage limits customary for U.S. public companies similarly situated to Versartis. In addition, Aravive shall purchase, prior to the Effective Time, a six-year prepaid “tail policy” for the non-cancellable extension of the directors’ and officers’ liability coverage of Versartis’ existing directors’ and officers’ insurance policies for a claims reporting or discovery period of at least six years from and after the Effective Time with respect to any claim related to any period of time at or prior to the Effective Time.

Form of the Merger

The Merger Agreement provides that at the Effective Time, Merger Sub will be merged with and into Aravive. Upon the closing of the merger, Aravive will continue as the surviving corporation and will be a wholly-owned subsidiary of the combined company.

After the closing of the merger, Versartis will be renamed “Aravive, Inc.” and, subject to satisfying Nasdaq’s listing standards, is expected to trade on Nasdaq under the symbol “ARAV.”

Merger Consideration

The Exchange Ratio was negotiated so that the pre-closing securityholders of each of Versartis and Aravive would beneficially own approximately 50% of the Post-Closing Shares, subject to (i) Versartis’ cash at closing of the merger being within a projected range, and (ii) not counting for purposes of the computation any outstanding options for Versartis common stock having an exercise price greater than $2.53 per share.

The Merger Agreement does not include a price-based termination right and there will be no adjustment to the total number of shares of Versartis common stock that Aravive stockholders will be entitled to receive for changes in the market price of Versartis common stock. Accordingly, the market value of the shares of Versartis common stock issued pursuant to the merger will depend on the market value of the shares of Versartis common stock at the time the merger closes, and could vary significantly from the market value on the date of this proxy statement/prospectus/information statement.

No fractional shares of Versartis common stock will be issuable pursuant to the merger. Instead, each Aravive stockholder who would otherwise be entitled to receive a fraction of a share of Versartis common stock, after aggregating all fractional shares of Versartis common stock issuable to such stockholder, will be entitled to receive in cash the dollar amount, rounded to the nearest whole cent, without interest, determined by multiplying such fraction by the volume weighted average closing trading price of a share of Versartis common stock on the Nasdaq Global Select Market for the five consecutive trading days ending five trading days immediately prior to the date upon which the merger becomes effective.

The Merger Agreement provides that, at the Effective Time, Versartis will deposit with an exchange agent acceptable to Versartis and Aravive, stock certificates or book-entry shares representing the shares of Versartis common stock issuable to Aravive stockholders and a sufficient amount of cash to make payments in lieu of fractional shares.

The Merger Agreement provides that, promptly after the Effective Time, the exchange agent will mail to each record holder of Aravive capital stock immediately prior to the Effective Time a letter of transmittal and instructions for surrendering and exchanging the record holder’s Aravive stock certificates for shares of Versartis common stock. Upon surrender of an Aravive stock certificate for exchange to the exchange agent, together with a duly executed letter of transmittal and such other documents as the exchange agent or Versartis may reasonably require, the Aravive stock certificate surrendered will be cancelled and the holder of the Aravive stock certificate will be entitled to receive the following:

•

a certificate or certificates or book-entry shares representing the number of whole shares of Versartis common stock that such holder has the right to receive pursuant to the provisions of the Merger Agreement; and

•	cash in lieu of any fractional share of Versartis common stock.

At the effective time of the merger, all holders of certificates representing shares of Aravive capital stock that were outstanding immediately prior to the effective time of the merger will cease to have any rights as stockholders of Aravive. In addition, no transfer of Aravive capital stock after the effective time of the merger will be registered on the stock transfer books of Aravive.

If any Aravive stock certificate has been lost, stolen or destroyed, Versartis may, in its discretion, and as a condition precedent to the delivery of any shares of Versartis common stock, require the owner of such lost, stolen or destroyed certificate to deliver an affidavit claiming such certificate has been lost, stolen or destroyed and post a bond indemnifying Versartis against any claim suffered by Versartis related to the lost, stolen or destroyed certificate or any Versartis common stock issued in exchange for such certificate as Versartis may reasonably request.

From and after the Effective Time, until it is surrendered, each certificate that previously evidenced Aravive capital stock will be deemed to represent only the right to receive shares of Versartis common stock and cash in lieu of any fractional share of Versartis common stock. Versartis will not pay dividends or other distributions on any shares of Versartis common stock to be issued in exchange for any unsurrendered Aravive stock certificate until the Aravive stock certificate is surrendered as provided in the Merger Agreement.

Effective Time of the Merger

The Merger Agreement requires the parties to consummate the merger as promptly as practicable (and in any event within two business days) after all of the conditions to the closing of the merger contained in the Merger Agreement are satisfied or waived, including the adoption of the Merger Agreement by Aravive stockholders and the approval by Versartis stockholders of the issuance of shares of Versartis common stock. The merger will become effective upon the filing of a certificate of merger with the Secretary of State of the State of Delaware or at such later time as is agreed by Versartis and Aravive and specified in the certificate of merger. Neither Versartis nor Aravive can predict the exact timing of the closing of the merger.

Regulatory Approvals

In the United States, Versartis must comply with applicable federal and state securities laws and the rules and regulations of Nasdaq in connection with the issuance of shares of Versartis common stock and the filing of this proxy statement/prospectus/information statement with the SEC.

Tax Treatment of the Merger

Versartis and Aravive intend the merger to qualify as a reorganization within the meaning of Section 368(a) of the Code. Each of Versartis and Aravive intend that the merger qualify as a reorganization within the meaning of Section 368(a) of the Code. The parties shall treat and shall not take any tax reporting position inconsistent with the treatment of the merger as a reorganization within the meaning of Section 368(a) of the Code for U.S. federal, state and other relevant tax purposes, unless otherwise required pursuant to a “determination” within the meaning of Section 1313(a) of the Code. For a description of certain of the considerations regarding U.S. federal tax consequences of the merger, see the section titled “The Merger—Certain Material U.S. Federal Income Tax Consequences of the Merger” below.

Certain Material U.S. Federal Income Tax Consequences of the Merger

The following is a discussion of certain material U.S. federal income tax consequences of the Merger applicable to U.S. Holders (as defined below) who exchange their Aravive common stock for Versartis common stock in the Merger, but does not purport to be a complete analysis of all potential tax effects.

This discussion and the discussion of tax consequences elsewhere in this proxy statement/prospectus/information statement are limited to U.S. Holders who hold their Aravive common stock as a “capital asset” within the meaning of Section 1221 of the Code (generally, property held for investment). This summary does not address all aspects of U.S. federal income taxation that may be relevant to U.S. Holders in light of their particular circumstances or to U.S. Holders who may be subject to special tax treatment under the Code, including, without limitation, dealers in securities, commodities or foreign currency; banks, thrifts, insurance companies, and other financial institutions; traders that mark-to-market their securities; tax-exempt organizations or governmental organizations; small business investment companies; regulated investment companies; real estate investment trusts; tax-deferred or other retirement accounts; persons whose functional currency is not the U.S. dollar; persons who hold Aravive common stock as part of a “straddle,” “hedge,” “conversion transaction” or other risk reduction transaction; persons who hold or receive Aravive common stock pursuant to the exercise of compensatory stock options, the vesting of previously restricted shares of stock or otherwise as compensation; persons holding Aravive common stock who exercise dissenters’ rights; any entity or arrangement that is a partnership for U.S. federal income tax purposes; companies subject to the “stapled stock” rules; “expatriated entities”; certain former citizens or long-term residents of the United States.

This discussion is based on the Code, U.S. Treasury regulations promulgated thereunder, judicial decisions, and published rulings and administrative pronouncements of the Internal Revenue Service, or IRS, in effect as of the date of the merger, all of which are subject to change, possibly with retroactive effect, or differing interpretations. Neither Aravive nor Versartis have sought any ruling from the IRS with respect to the statements made and the conclusions reached in this discussion, and there can be no assurance that the IRS will agree with these statements and conclusions. The effects of other U.S. federal tax laws, such as estate and gift tax laws, the alternative minimum tax and the 3.8% tax on net investment income, and any applicable state, local, or foreign tax laws or the tax consequences occurring prior to, concurrently with or after the merger (whether or not such transactions are in connection with the merger) are not discussed.

Each U.S. Holder is urged to consult its own tax advisor with regard to the merger and the application of U.S. federal income tax laws, as well as the laws of any state, local or foreign taxing jurisdictions, to its particular situation.

For purposes of this discussion, a “U.S. Holder” is a beneficial owner of Aravive common stock that, for U.S. federal income tax purposes, is or is treated as:

•	an individual who is a citizen or resident of the United States;

•	a corporation (or other entity taxable as a corporation for U.S. federal income purposes) created or organized under the laws of the United States, any state thereof, or the District of Columbia;

•	an estate, the income of which is subject to U.S. federal income tax regardless of its source; or

•

a trust if either a court within the United States is able to exercise primary supervision over the administration of such trust and one or more United States persons (within the meaning of Section 7701(a)(30) of the Code) have the authority to control all substantial decisions of such trust, or the trust has a valid election in effect under applicable Treasury Regulations to be treated as a United States person for U.S. federal income tax purposes.

If an entity or arrangement treated as a partnership for U.S. federal income tax purposes holds Aravive common stock, the tax treatment of a partner in the partnership will depend on the status of the partner, the activities of the partnership and certain determinations made at the partner level. Accordingly, partnerships holding Aravive common stock and the partners in such partnerships should consult their tax advisors regarding the U.S. federal income tax consequences to them.

U.S. HOLDERS SHOULD CONSULT THEIR OWN TAX ADVISORS WITH RESPECT TO THE APPLICATION OF THE U.S. FEDERAL INCOME TAX LAWS TO THEIR PARTICULAR SITUATIONS AS WELL AS ANY TAX CONSEQUENCES OF THE MERGER ARISING UNDER THE U.S. FEDERAL ESTATE OR GIFT TAX LAWS OR UNDER THE LAWS OF ANY STATE, LOCAL OR NON-U.S. TAXING JURISDICTION OR UNDER ANY APPLICABLE INCOME TAX TREATY.

Subject to the qualifications and assumptions described in this proxy statement/prospectus/information statement, the merger is intended to be treated for U.S. federal income tax purposes as a reorganization within the meaning of Section 368(a) of the Code. Accordingly, it is expected that the U.S. federal income tax consequences to U.S. Holders of Aravive common stock will be as follows:

•

a U.S. Holder will not recognize gain or loss upon the exchange of Aravive common stock for Versartis common stock pursuant to the merger, except to the extent of cash received in lieu of a fractional share of Versartis common stock as described below;

•

a U.S. Holder who receives cash in lieu of a fractional share of Versartis common stock in the merger will generally recognize capital gain or loss in an amount equal to the difference between the amount of cash received instead of a fractional share and the U.S. Holder’s tax basis allocable to such fractional share;

•

a U.S. Holder’s aggregate tax basis for the shares of Versartis common stock actually received in the merger will equal the U.S. Holder’s aggregate tax basis in the shares of Aravive common stock surrendered upon the closing of the merger, decreased by the amount of any tax basis allocable to a fractional share for which cash is received and

•

the holding period of the shares of Versartis common stock received by a U.S. Holder in the merger will include the holding period of the U.S. Holder’s shares of Aravive common stock surrendered in exchange therefor.

Capital gains or losses recognized in the merger as described above, if any, generally will constitute long-term capital gain or loss if the U.S. Holder’s holding period in the Aravive common stock surrendered in the merger is more than one year as of the effective date of the merger. The deductibility of capital losses is subject to limitations. In addition, for purposes of the above discussion of the bases and holding periods for shares of Aravive common stock and Versartis common stock, U.S. Holders who acquired different blocks of Aravive common stock at different times for different prices must calculate their gains and losses and holding periods separately for each identifiable block of such stock exchanged in the merger.

U.S. Holders who owned at least one percent (by vote or value) of the total outstanding stock of Aravive are required to attach a statement to their tax returns for the year in which the merger is consummated that contains the information listed in Treasury Regulation Section 1.368-3(b). Such statement must include the U.S. Holder’s tax basis in the U.S. Holder’s Aravive common stock and the fair market value of such stock.

Tax Consequences if the Merger Failed to Qualify as a Reorganization

If the merger fails to qualify as a reorganization within the meaning of Section 368(a) of the Code, then a U.S. Holder would recognize gain or loss upon the exchange of Aravive common stock for Versartis common stock equal to the difference between the fair market value, at the time of the merger, of the Versartis common stock received in the merger (including any cash received in lieu of a fractional share) and such U.S. Holder’s tax basis in the Aravive common stock surrendered in the merger. Such gain or loss would be long-term capital gain or loss if the Aravive common stock was held for more than one year at the time of the merger. In such event, the tax basis of Versartis common stock received in the merger would equal its fair market value at the time of the merger and the holding period of such Versartis common stock would commence the day after the merger.

Information Reporting and Backup Withholding

A U.S. Holder of shares of Aravive common stock may be subject to information reporting and backup withholding on cash paid in lieu of fractional shares, unless the U.S. Holder is an exempt recipient. Backup withholding may apply to such payments if the U.S. Holder fails to furnish a correct taxpayer identification number, a certification of exempt status or has been notified by the IRS that it is subject to backup withholding (and such notification has not been withdrawn). Each U.S. Holder of shares of Aravive common stock should properly complete and sign, and deliver, an IRS Form W-9 in order to provide the information and certification necessary to avoid backup withholding, or otherwise establish an applicable exemption in a manner acceptable to the paying agent. U.S. Holders of shares of Aravive common stock should consult their own tax advisors regarding their qualification for an exemption from backup withholding and the procedures for obtaining such an exemption. Backup withholding is not an additional tax. Any amounts withheld will be allowed as a credit against the holder’s U.S. federal income tax liability and may entitle such holder to a refund, provided the required information is timely furnished to the IRS. U.S. Holders should consult their tax advisors regarding their qualification for an exemption from backup withholding and the procedures for obtaining such an exemption.

Nasdaq Stock Market Listing

Versartis common stock currently is listed on the Nasdaq Global Select Market under the symbol “VSAR.” Versartis has agreed to use commercially reasonable efforts to (a) prepare and submit to the Nasdaq Global Select Market (or such other Nasdaq market on which the shares of Versartis common stock may then be listed) a notification form for the listing of additional shares with respect to the shares of Versartis common stock to be issued in connection with the merger and to cause such shares to be approved for listing or (b) to the extent required by Nasdaq pursuant to its “reverse merger” rules, file an initial listing application for the Versartis common stock on Nasdaq and to cause such application to be conditionally approved prior to the effective time of the merger. Aravive has agreed to cooperate with Versartis as reasonably requested by Versartis with respect to such application and to promptly furnish to Versartis all information concerning Aravive and its stockholders that may be required or reasonably requested in connection with the application.

In addition, each of Versartis’ and Aravive’s obligation to complete the merger is subject to the condition that the shares of Versartis common stock to be issued in the merger be approved for listing (subject to official notice of issuance) on Nasdaq as of the closing of the merger. If Versartis’ notification form or initial listing application, as applicable, is accepted and such approval is obtained, Versartis anticipates that the combined company’s common stock will be listed on Nasdaq under the trading symbol “ARAV” following the closing of the merger.

Anticipated Accounting Treatment

The merger will be treated as an asset acquisition by Versartis. To determine the accounting for this transaction under U.S. GAAP, a company must assess whether an integrated set of assets and activities should be accounted for as an acquisition of a business or an asset acquisition. The guidance requires an initial screen test to determine if substantially all of the fair value of the gross assets acquired is concentrated in a single asset or group of similar assets. If that screen is met, the set is not a business. In connection with the acquisition of Aravive, substantially all the fair value is included in in-process research and development of AVB-S6-500 and, as such, the acquisition will be treated as an asset acquisition. Management of Versartis and Aravive have made a preliminary estimate of the purchase price calculated as described in Note 2 to the unaudited pro forma condensed combined financial statements and of the fair value of the identifiable tangible and intangible assets acquired and liabilities assumed as of March 31, 2018. The net tangible and intangible assets acquired and liabilities assumed in connection with the transaction will be recorded based on their relative fair values allocation at their estimated acquisition date and the value associated with in-process research and development will be expensed. A final determination of these estimated fair values, which cannot be made prior to the completion of the transaction, will be based on the actual net tangible and intangible assets of Versartis that exist as of the date of completion of the transaction. Adjustments to these preliminary estimates are expected to occur and these adjustments could have a material impact on the accompanying unaudited pro forma condensed combined financial information.

Appraisal Rights and Dissenters’ Rights

Delaware Law

If the merger is completed, Aravive stockholders who do not deliver a written consent approving the merger are entitled to appraisal rights under Section 262 of the DGCL, or Section 262, provided that they comply with the conditions established by Section 262. Holders of Versartis common stock are not entitled to appraisal rights under Delaware law in connection with the merger.

The discussion below is not a complete summary regarding an Aravive stockholder’s appraisal rights under Delaware law and is qualified in its entirety by reference to the text of the relevant provisions of Delaware law, which are attached to this proxy statement/prospectus/information statement as Annex D. Stockholders intending to exercise appraisal rights should carefully review Annex D. Failure to follow precisely any of the statutory procedures set forth in Annex D may result in a termination or waiver of these rights. This summary does not constitute legal or other advice, nor does it constitute a recommendation that Aravive stockholders exercise their appraisal rights under Delaware law.

Under Section 262, where a merger is adopted by stockholders by written consent in lieu of a meeting of stockholders pursuant to Section 228 of the DGCL, either the constituent corporation before the effective date of the merger or the surviving corporation, within 10 days after the effective date of the merger, must notify each stockholder of the constituent corporation entitled to appraisal rights of the approval of the merger, the effective date of the merger and that appraisal rights are available.

If the merger is completed, within 10 days after the effective date of the merger Aravive will notify its stockholders that the merger has been approved, the effective date of the merger and that appraisal rights are available to any stockholder who has not approved the merger. Holders of shares of Aravive capital stock who desire to exercise their appraisal rights must deliver a written demand for appraisal to Aravive within 20 days after the date of mailing of that notice, and that stockholder must not have delivered a written consent approving the merger. A demand for appraisal must reasonably inform Aravive of the identity of the stockholder and that such stockholder intends thereby to demand appraisal of the shares of Aravive capital stock held by such stockholder. Failure to deliver a written consent approving the merger will not in and of itself constitute a written demand for appraisal satisfying the requirements of Section 262. All demands for appraisal should be addressed to Aravive, Inc., LyondellBasell Tower, 1221 McKinney Street, Suite 3200, Houston, Texas 77010, Attention: Secretary, and should be executed by, or on behalf of, the record holder of shares of Aravive capital stock. ALL DEMANDS MUST BE RECEIVED BY ARAVIVE WITHIN 20 DAYS AFTER THE DATE ARAVIVE MAILS A NOTICE TO ITS STOCKHOLDERS NOTIFYING THEM THAT THE MERGER HAS BEEN APPROVED, THE EFFECTIVE DATE OF THE MERGER AND THAT APPRAISAL RIGHTS ARE AVAILABLE TO ANY STOCKHOLDER WHO HAS NOT APPROVED THE MERGER.

If an Aravive stockholder fails to deliver a written demand for appraisal within the time period specified above, such stockholder will be entitled to receive the merger consideration for his, her or its shares of Aravive capital stock as provided for in the Merger Agreement, but such stockholder will have no appraisal rights with respect to his, her or its shares of Aravive capital stock.

To be effective, a demand for appraisal by a holder of shares of Aravive capital stock must be made by, or in the name of, the registered stockholder, fully and correctly, as the stockholder’s name appears on the stockholder’s stock certificate(s). Beneficial owners who do not also hold the shares of record may not directly make appraisal demands to Aravive. The beneficial owner must, in these cases, have the registered owner, such as a broker, bank or other custodian, submit the required demand in respect of those shares. If shares are owned of record in a fiduciary capacity, such as by a trustee, guardian or custodian, execution of a demand for appraisal should be made by or for the fiduciary; and if the shares are owned of record by more than one person, as in a joint tenancy or tenancy in common, the demand should be executed by or for all joint owners. An authorized agent, including an authorized agent for two or more joint owners, may execute the demand for appraisal for a stockholder of record; however, the agent must identify the record owner or owners and expressly disclose the fact that, in executing the demand, he or she is acting as agent for the record owner. A record owner, such as a broker, who holds shares as a custodian for others, may exercise the record owner’s right of appraisal with respect to the shares held for one or more beneficial owners, while not exercising this right for other beneficial owners. In that case, the written demand should state the number of shares as to which appraisal is sought. Where no number of shares is expressly mentioned, the demand will be presumed to cover all shares held in the name of the record owner. In addition, the stockholder must continuously hold the shares of record from the date of making the demand through the Effective Time.

If an Aravive stockholder holds his, her or its shares of Aravive capital stock in a brokerage account or in other custodian form and wishes to exercise appraisal rights, such stockholder should consult with such stockholder’s bank, broker or other custodian to determine the appropriate procedures for the making of a demand for appraisal by the custodian.

At any time within 60 days after the Effective Time, any stockholder who has demanded an appraisal, but has neither commenced an appraisal proceeding or joined an appraisal proceeding as a named party, has the right to withdraw such stockholder’s demand and accept the terms of the merger by delivering a written withdrawal to Aravive. If, following a demand for appraisal, such stockholder has withdrawn his, her or its demand for appraisal in accordance with Section 262, such stockholder will have the right to receive the merger consideration for such stockholder’s shares of Aravive capital stock.

Within 120 days after the effective date of the merger, any stockholder who has delivered a demand for appraisal in accordance with Section 262 will, upon written request to the surviving corporation, be entitled to receive a written statement setting forth the aggregate number of shares not voted in favor of the Merger Agreement and with respect to which demands for appraisal rights have been received and the aggregate number of holders of these shares. This written statement will be mailed to the requesting stockholder within 10 days after the stockholder’s written request is received by the surviving corporation or within ten days after expiration of the period for delivery of demands for appraisal, whichever is later. Within 120 days after the effective date of the merger, either the surviving corporation or any stockholder who has delivered a demand for appraisal in accordance with Section 262 may file a petition in the Delaware Court of Chancery demanding a determination of the fair value of the shares held by all such stockholders. Upon the filing of the petition by a stockholder, service of a copy of the petition must be made upon the surviving corporation. The surviving corporation has no obligation to file a petition in the Delaware Court of Chancery in the event there are dissenting stockholders, and Aravive, which is expected to be the surviving corporation, has no present intent to file a petition in the Delaware Court of Chancery. Accordingly, the failure of a stockholder to file a petition within the period specified could nullify the stockholder’s previously written demand for appraisal.

If a petition for appraisal is duly filed by a stockholder and a copy of the petition is delivered to the surviving corporation, the surviving corporation will then be obligated, within 20 days after receiving service of a copy of the petition, to provide the Delaware Court of Chancery with a duly verified list containing the names and addresses of all stockholders who have demanded an appraisal of their shares and with whom agreements as to the value of their shares have not been reached by the surviving corporation. After notice to dissenting stockholders who demanded appraisal of their shares, the Delaware Court of Chancery is empowered to conduct a hearing upon the petition, and to determine those stockholders who have complied with Section 262 and who have become entitled to the appraisal rights provided thereby. The Delaware Court of Chancery may require the stockholders who have demanded appraisal for their shares to submit their stock certificates to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with that direction, the Delaware Court of Chancery may dismiss the proceedings as to that stockholder.

After determination of the stockholders entitled to appraisal of their shares, the Delaware Court of Chancery will appraise the “fair value” of the shares owned by those stockholders. This value will be exclusive of any element of value arising from the accomplishment or expectation of the merger, but may include a fair rate of interest, if any, upon the amount determined to be the fair value. When the value is determined, the Delaware Court of Chancery will direct the payment of the value, with interest thereon accrued during the pendency of the proceeding, if the Delaware Court of Chancery so determines, to the stockholders entitled to receive the same, upon surrender by the holders of the certificates representing those shares.

In determining fair value, and, if applicable, a fair rate of interest, the Delaware Court of Chancery is required to take into account all relevant factors. In Weinberger v. UOP, Inc., the Delaware Supreme Court discussed the factors that could be considered in determining fair value in an appraisal proceeding, stating that “proof of value by any techniques or methods which are generally considered acceptable in the financial community and otherwise admissible in court” should be considered, and that “fair price obviously requires consideration of all relevant factors involving the value of a company.”

Section 262 provides that fair value is to be “exclusive of any element of value arising from the accomplishment or expectation of the merger.” In Cede & Co. v. Technicolor, Inc., the Delaware Supreme Court stated that this exclusion is a “narrow exclusion [that] does not encompass known elements of value,” but which rather applies only to the speculative elements of value arising from such accomplishment or expectation. In Weinberger, the Delaware Supreme Court construed Section 262 to mean that “elements of future value, including the nature of the enterprise, which are known or susceptible of proof as of the date of the merger and not the product of speculation, may be considered.”

Aravive stockholders should be aware that the fair value of such stockholder’s shares as determined under Section 262 could be more than, the same as, or less than the value that such stockholder is entitled to receive under the terms of the Merger Agreement.

Costs of the appraisal proceeding may be imposed upon the surviving corporation and the stockholders participating in the appraisal proceeding by the Delaware Court of Chancery as the Court deems equitable in the circumstances. Upon the application of a stockholder, the Delaware Court of Chancery may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorneys’ fees and the fees and expenses of experts, to be charged pro rata against the value of all shares entitled to appraisal. In the absence of such a determination of assessment, each party bears its own expenses. Any stockholder who had demanded appraisal rights will not, after the Effective Time, be entitled to vote shares subject to that demand for any purpose or to receive payments of dividends or any other distribution with respect to those shares, other than with respect to payment as of a record date prior to the Effective Time; however, if no petition for appraisal is filed within 120 days after the Effective Time, or if the stockholder delivers a written withdrawal of his or her demand for appraisal and an acceptance of the terms of the merger within 60 days after the Effective Time, then the right of that stockholder to appraisal will cease and that stockholder will be entitled to receive the merger consideration for shares of his or her Versartis capital stock pursuant to the Merger Agreement. Any withdrawal of a demand for appraisal made more than 60 days after the Effective Time may only be made with the written approval of the surviving corporation. No appraisal proceeding in the Delaware Court of Chancery will be dismissed as to any stockholder without the approval of the court.

Failure to follow the steps required by Section 262 for perfecting appraisal rights may result in the loss of appraisal rights. In view of the complexity of Section 262, stockholders who may wish to dissent from the merger and pursue appraisal rights should consult their legal advisors.

THE MERGER AGREEMENT

The following is a summary of the material terms of the Merger Agreement. A copy of the Merger Agreement is attached as Annex A to this proxy statement/prospectus/information statement and is incorporated by reference into this proxy statement/prospectus/information statement. The Merger Agreement has been attached to this proxy statement/prospectus/information statement to provide you with information regarding its terms. It is not intended to provide any other factual information about Versartis, Aravive, or Merger Sub. The following description does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement. You should refer to the full text of the Merger Agreement for details of the merger and the terms and conditions of the Merger Agreement.

The Merger Agreement contains representations and warranties that Versartis and Merger Sub, on the one hand, and Aravive, on the other hand, have made to one another as of specific dates. These representations and warranties have been made for the benefit of the other parties to the Merger Agreement and may be intended not as statements of fact but rather as a way of allocating the risk to one of the parties if those statements prove to be incorrect. In addition, the assertions embodied in the representations and warranties are qualified by information in confidential disclosure schedules exchanged by the parties in connection with signing the Merger Agreement. While Versartis and Aravive do not believe that these disclosure schedules contain information required to be publicly disclosed under the applicable securities laws, other than information that has already been so disclosed, the disclosure schedules do contain information that modifies, qualifies and creates exceptions to the representations and warranties set forth in the attached Merger Agreement. Accordingly, you should not rely on the representations and warranties as current characterizations of factual information about Versartis or Aravive, because they were made as of specific dates, may be intended merely as a risk allocation mechanism between Versartis and Merger Sub, and Aravive and are modified by the disclosure schedules.

General

Under the Merger Agreement, Merger Sub will merge with and into Aravive, with Aravive surviving as a wholly-owned subsidiary of the combined company.

Merger Consideration

At the closing of the merger:

•	each outstanding share of capital stock of Aravive will be converted into the right to receive approximately 2.29 shares of Versartis common stock, subject to adjustment for any reverse stock split;

•

each outstanding in-the-money Aravive stock option, whether vested or unvested, that has not been exercised will be converted into an option to purchase approximately 2.29 shares of Versartis common stock for each share of Aravive common stock covered by such option and assumed by Versartis; and

•	all other outstanding Aravive stock options will be cancelled for no consideration.

The Exchange Ratio is an estimate only and the final Exchange Ratio will be determined pursuant to a formula described in more detail in the Merger Agreement and in this proxy statement/prospectus/information statement.

By way of illustration, assuming that (i) the Effective Time occurred on June 30, 2018, (ii) immediately prior to the Effective Time, Versartis had 40,631,315 shares of fully diluted capital stock outstanding and Aravive had 16,646,401 shares of fully diluted capital stock outstanding, and (iii) no adjustments to the Exchange Ratio are required pursuant to the Merger Agreement as a result of the amount of Versartis’ net cash, then following the Effective Time, former Aravive securityholders would be entitled to receive approximately 2.29 shares of Versartis capital stock for every share of Aravive common stock owned or underlying options to acquire Aravive common stock. As a result, the former Aravive securityholders would collectively own or have rights to acquire approximately 38,125,252 shares of capital stock of the combined company and Versartis securityholders would continue to own 40,631,315 shares of capital stock of the combined company. The 16,646,401 shares of fully diluted capital stock of Aravive includes options to acquire 3,115,591 shares of Aravive common stock which, at the Effective Time, would, based on the foregoing assumptions, be converted into the right to acquire approximately 7,135,638 shares of Versartis common stock.

Exchange Ratio

The Exchange Ratio was determined using a formula intended to allocate to the existing Aravive stockholders (on a fully diluted basis, referred to below as Aravive fully-diluted outstanding shares) a percentage of the combined company based on the relative valuations of Versartis and Aravive.

The Exchange Ratio formula is the quotient obtained by dividing the Aravive merger shares (as described below) by the Aravive fully-diluted outstanding shares, where:

•	Aravive merger shares is the product determined by multiplying the post-closing Versartis shares (as described below) by the Aravive allocation percentage (as described below).

•

Post-closing Versartis shares is the sum of (a) the total number of shares of Versartis common stock outstanding immediately prior to the effective time of the merger, (b) the total number of shares of Versartis common stock that, immediately prior to the effective time of the merger, are issuable upon the exercise of outstanding options to purchase shares of Versartis common stock (whether or not vested or exerciseable) with an exercise price less than or equal to $2.53 per share of Versartis common stock) and (c) the total number of shares of Versartis common stock underlying Versartis RSUs outstanding immediately prior to the effective time of the merger.

•	Aravive allocation percentage is the quotient determined by dividing (a) the Aravive benchmark (as described below) by (b) the aggregate benchmark (as described below).

•	Versartis allocation percentage is the quotient determined by dividing the Versartis valuation by the aggregate value.

•

The Versartis benchmark is Versartis’ good faith estimate of the value of Versartis’ net cash as of May 31, 2018, as adjusted for any changes in the amount of Versartis’ net cash between May 31, 2018 and ten days before the anticipated closing date of the merger.

•	The Aravive benchmark is an amount equal to the Versartis benchmark, excluding any adjustment for Versartis’ net cash.

•	Aggregate benchmark is the sum of the Aravive benchmark and the Versartis benchmark.

The Merger Agreement does not include a price-based termination right and there will be no adjustment to the total number of shares of Versartis common stock that Aravive stockholders will be entitled to receive for changes in the market price of Versartis common stock. Accordingly, the market value of the shares of Versartis common stock issued pursuant to the merger will depend on the market value of the shares of Versartis common stock at the time the merger closes, and could vary significantly from the market value on the date of this proxy statement/prospectus/information statement.

No fractional shares of Versartis common stock will be issuable pursuant to the merger. Instead, each Aravive stockholder who would otherwise be entitled to receive a fraction of a share of Versartis common stock, after aggregating all fractional shares of Versartis common stock issuable to such stockholder, will be entitled to receive in cash the dollar amount, rounded to the nearest whole cent, without interest, determined by multiplying such fraction by the volume weighted average closing trading price of a share of Versartis common stock on the Nasdaq Global Select Market for the five consecutive trading days ending five trading days immediately prior to the date upon which the merger becomes effective.

The Merger Agreement provides that, at the Effective Time, Versartis will deposit with an exchange agent acceptable to Versartis and Aravive, stock certificates or book-entry shares representing the shares of Versartis common stock issuable to Aravive stockholders and a sufficient amount of cash to make payments in lieu of fractional shares.

The Merger Agreement provides that, promptly after the Effective Time, the exchange agent will mail to each record holder of Aravive capital stock immediately prior to the Effective Time a letter of transmittal and instructions for surrendering and exchanging the record holder’s Aravive stock certificates for shares of Versartis common stock. Upon surrender of an Aravive stock certificate for exchange to the exchange agent, together with a duly executed letter of transmittal and such other documents as the exchange agent or Versartis may reasonably require, the Aravive stock certificate surrendered will be cancelled and the holder of the Aravive stock certificate will be entitled to receive the following:

•

A certificate or certificates or book-entry shares representing the number of whole shares of Versartis common stock that such holder has the right to receive pursuant to the provisions of the Merger Agreement; and

•	cash in lieu of any fractional share of Versartis common stock.

At the effective time of the merger, all holders of certificates representing shares of Aravive capital stock that were outstanding immediately prior to the effective time of the merger will cease to have any rights as stockholders of Aravive. In addition, no transfer of Aravive capital stock after the effective time of the merger will be registered on the stock transfer books of Aravive.

If any Aravive stock certificate has been lost, stolen or destroyed, Versartis may, in its discretion, and as a condition precedent to the delivery of any shares of Versartis common stock, require the owner of such lost, stolen or destroyed certificate to deliver an affidavit claiming such certificate has been lost, stolen or destroyed and indemnify Versartis against any claim suffered by Versartis related to the lost, stolen or destroyed certificate or any Versartis common stock issued in exchange for such certificate as Versartis may reasonably request.

From and after the Effective Time, until it is surrendered, each certificate that previously evidenced Aravive capital stock will be deemed to represent only the right to receive shares of Versartis common stock and cash in lieu of any fractional share of Versartis common stock. Versartis will not pay dividends or other distributions on any shares of Versartis common stock to be issued in exchange for any unsurrendered Aravive stock certificate until the Aravive stock certificate is surrendered as provided in the Merger Agreement.

Treatment of Aravive Stock Options

At the Effective Time, each option to acquire shares of Aravive common stock that has not previously been exercised and that has a per share exercise price that is less than the cash value of the shares of Versartis common stock that is to be issued per share of Aravive capital stock in the merger will be assumed by Versartis and converted into an option to purchase, on the same terms and conditions, a number of shares of Versartis common stock equal to the product of (a) the number of shares of Aravive common stock subject to such option, multiplied by (b) the Exchange Ratio, and rounding the resulting number down to the nearest whole number of shares of Versartis common stock. Vesting of all options to purchase shares of Aravive common stock will accelerate in connection with the closing of the merger. It is anticipated that all of the Aravive options will have a per share exercise price that is less than the cash value of the shares of Versartis common stock that are to be issued per share of Aravive capital stock in the merger.

Directors and Executive Officers of the Combined Company Following the Merger

Pursuant to the Merger Agreement, the directors of Versartis who will not serve as directors following the closing of the merger will resign at or prior to the closing of the merger. Effective as of the closing of the merger, the combined company’s board of directors will be fixed at seven members, three of whom will be directors designated by Aravive, three of whom will be directors designated by the Versartis and the remaining director will be an independent director mutually agreed upon by Aravive and Versartis. Versartis’ designees to the board of directors are expected to satisfy the requisite independence requirements for the Versartis board of directors, as well as the sophistication and independence requirements for audit committee members pursuant to Nasdaq listing requirements. As of the date of this proxy statement/prospectus/information statement, Versartis has identified Jay P. Shepard, Srinivas Akkaraju, and Shahzad Malik as its designees, and Aravive has identified Raymond Tabibiazar as its designee. Versartis and Aravive will designate the remainder of their respective directors, as well as the independent director, prior to the closing of the merger in accordance with the Merger Agreement.

Upon the closing of the merger, the executive management team of the combined company is expected to be composed of the following members of the current Aravive and Versartis executive management teams:

Name	Combined Company Position(s)	Current Position(s)
Jay P. Shepard	Chief Executive Officer	President and Chief Executive Officer of Versartis
Vinay Shah	Chief Financial Officer	Chief Financial Officer of Aravive

Conditions to the Closing of the Merger

Each party’s obligation to complete the merger is subject to the satisfaction or waiver by each of the parties, at or prior to the closing of the merger, of various conditions, which include, in addition to other customary closing conditions, the following:

•

the registration statement on Form S-4, of which this proxy statement/prospectus/information statement is a part, shall have been declared effective by the SEC in accordance with the Securities Act and shall not be subject to any stop order or proceeding, or any proceeding threatened by the SEC, seeking a stop order;

•

there shall not have been issued any temporary restraining order, preliminary or permanent injunction or other order preventing the closing of the merger by any court of competent jurisdiction or other governmental entity of competent jurisdiction, and no law, statute, resolution, ordinance, code, rule, regulation, requirement, ruling or decree shall be in effect which has the effect of making the consummation of the merger and the other transactions contemplated by the Merger Agreement illegal;

•

(a) the holders of a majority of the shares of votes cast at a meeting of holders of Versartis common stock shall have voted to approve the issuance of Versartis common stock to the holders of Aravive capital stock pursuant to the Merger Agreement, and (b) (i) the holders of a majority of the votes represented by the shares of Aravive common stock and Aravive preferred stock outstanding on the record date for the written consent of Aravive’s stockholders and entitled to vote thereon, or the Aravive Stockholder Written Consent, (voting together as a single class, and not as separate classes), (ii) the holders of a majority of the shares of the Aravive common stock outstanding on the record date for the Aravive Stockholder Written Consent and entitled to vote thereon (voting as a separate class), and (iii) the holders of a majority of the shares of the Aravive preferred stock outstanding on the record date for the Aravive Stockholder Written Consent and entitled to vote thereon (voting as a separate class), each shall have adopted and approved the Merger Agreement and the transactions contemplated by the Merger Agreement; and

•	the shares of Versartis common stock to be issued in the merger shall have been approved for listing (subject to official notice of issuance) on Nasdaq as of the closing of the merger.

In addition, the obligation of Versartis and Merger Sub to complete the merger is further subject to the satisfaction or waiver of the following conditions:

•

certain fundamental representations and warranties of Aravive shall have been true and correct in all respects on the date of the Merger Agreement and shall be true and correct on the closing date of the merger with the same force and effect as if made on and as of the date on which the merger is to be completed or, if such representations and warranties address matters as of a particular date, then such fundamental representations and warranties shall be true and correct as of that particular date;

•

certain representations and warranties regarding the capitalization of Aravive in the Merger Agreement shall have been true and correct in all respects as of the date of the Merger Agreement and shall be true and correct on the closing date of the merger with the same force and effect as if made on the date on which the merger is to be completed or, if such representations and warranties address matters as of a particular date, then such capitalization representations and warranties shall be true and correct as of that particular date, except for inaccuracies which are de minimis, individually or in the aggregate;

•

all other representations and warranties of Aravive in the Merger Agreement shall have been true and correct as of the date of the Merger Agreement and shall be true and correct on the closing date of the merger with the same force and effect as if made on the date on which the merger is to be completed or, if such representations and warranties address matters as of a particular date, then such representations and warranties shall be true and correct as of that particular date, except where the failure of these representations and warranties to be true and correct, individually or in the aggregate, would not reasonably be expected to have a material adverse effect on Aravive or its subsidiaries, taken as a whole;

•

Aravive shall have performed or complied with in all material respects all of its covenants and agreements in the Merger Agreement required to be performed or complied with by it on or before the effective time of the merger;

•	Aravive shall have delivered certain certificates and other documents required under the Merger Agreement for the closing of the merger;

•

Aravive shall have delivered to Versartis written resignations of the officers and directors of Aravive as listed in a schedule to the Merger Agreement and in a form reasonably satisfactory to Versartis;

•

since the date of the Merger Agreement, there shall have been no effect, change, event, circumstance, or development that has had or would reasonably be expected to have had a material adverse effect on the business, condition (financial or otherwise), assets, liabilities, or results of operations of Aravive or its subsidiaries, taken as a whole. The Merger Agreement provides that certain effects, changes, events, circumstances, or developments arising or resulting from the following shall not be considered when determining whether a material adverse effect has occurred:

•	general economic or business conditions affecting the industry in which Aravive and its subsidiaries operate;

•	acts of war, armed hostilities or terrorism;

•	changes in financial, banking or securities markets; or

•	the taking of any action required to be taken under the Merger Agreement;

•

all stockholders agreements, voting agreements, registration rights agreements, co-sale agreements or any other similar contracts between Aravive and any holders of Aravive’s capital stock, including any contracts granting any person investor rights, rights of first refusal, rights of first offer, registration rights, director designation rights or similar rights, shall have been terminated; and

•

the lock-up agreements executed by certain stockholders of Aravive and each executive officer and director of Aravive who is elected or appointed as an executive officer and director of Versartis upon the closing of the merger shall be in full force and effect.

In addition, the obligation of Aravive to complete the merger is further subject to the satisfaction or waiver of the following conditions:

•

certain fundamental representations and warranties of Versartis shall have been true and correct in all respects on the date of the Merger Agreement and shall be true and correct on the closing date of the merger with the same force and effect as if made on and as of the date on which the merger is to be completed or, if such representations and warranties address matters as of a particular date, then such fundamental representations and warranties shall be true and correct as of that particular date;

•

certain representations and warranties regarding the capitalization of Versartis in the Merger Agreement shall have been true and correct in all respects as of the date of the Merger Agreement and shall be true and correct on the closing date of the merger with the same force and effect as if made on the date on which the merger is to be completed or, if such representations and warranties address matters as of a particular date, then such capitalization representations and warranties shall be true and correct as of that particular date, except for inaccuracies which are de minimis, individually or in the aggregate;

•

all other representations and warranties of Versartis in the Merger Agreement shall have been true and correct as of the date of the Merger Agreement and shall be true and correct on the closing date of the merger with the same force and effect as if made on the date on which the merger is to be completed or, if such representations and warranties address matters as of a particular date, then such representations and warranties shall be true and correct as of that particular date, except where the failure of these representations and warranties to be true and correct, individually or in the aggregate, would not reasonably be expected to have a material adverse effect on Versartis;

•

Versartis and Merger Sub shall have performed or complied with in all material respects all of its covenants and agreements in the Merger Agreement required to be performed or complied with by it on or before the closing of the merger;

•	Versartis shall have delivered certain certificates and other documents required under the Merger Agreement for the closing of the merger;

•

since the date of the Merger Agreement, there shall have been no effect, change, event, circumstance, or development that that has had or would reasonably be expected to have had a material adverse effect on the business, condition (financial or otherwise), assets, liabilities, or results of operations of Versartis. The Merger Agreement provides that certain effects, changes, events, circumstances, or developments arising or resulting from the following shall not be considered when determining whether a material adverse effect on Versartis has occurred:

•	general economic or business conditions generally affecting the industry in which Versartis operates;

•	any acts of armed hostilities, terrorism or war;

•	changes in financial, banking or securities markets;

•	the taking of any action required to be taken under the Merger Agreement;

•	any change in the stock price or trading volume of Versartis stock (but not the underlying causes of such changes or failures); or

•	the announcement or pendency of the Merger Agreement or the transactions contemplated thereby;

•

the lock-up agreements executed by certain stockholders of Versartis and each executive officer and director of Versartis who is elected or appointed as an executive officer and director of Versartis upon the closing of the merger shall be in full force and effect;

Representations and Warranties

The Merger Agreement contains customary representations and warranties of Versartis, Merger Sub, and Aravive for a transaction of this type relating to, among other things:

•	corporate organization, organizational and governing documents, power, and similar corporate matters;

•	subsidiaries;

•	capitalization;

•	authority and binding nature of the Merger Agreement and related agreements;

•	non-contravention and required consents;

•	votes required for the closing of the merger and approval of the proposals that will be the subject of the respective Aravive and Versartis stockholder approvals;

•	financial statements and, with respect to Versartis, documents filed with the SEC and the accuracy of information contained in those documents;

•	the absence of undisclosed liabilities;

•	with respect to Aravive, the absence of certain changes or events between December 31, 2017 and the date of the Merger Agreement;

•	title to assets;

•	real property and leaseholds;

•	intellectual property;

•	the validity of material contracts to which the parties or their subsidiaries are a party and any violation, default or breach under such contracts;

•	regulatory compliance, permits and restrictions;

•	legal proceedings and orders;

•	tax matters;

•	employee and labor matters and benefit plans;

•	environmental matters;

•	insurance;

•	compliance with anti-bribery laws;

•	full disclosure;

•	governmental authorization;

•	transactions with affiliates;

•	any brokerage or finder’s fee or other fee or commission in connection with the merger;

•	accuracy of the information supplied by each party;

•	with respect to Versartis, opinion of financial advisor; and

•	with respect to Versartis, the valid issuance of the Versartis common stock in the merger.

The representations and warranties are, in many respects, qualified by materiality and knowledge, and will not survive the merger, but their accuracy forms the basis of some of the conditions to the obligations of Versartis and Aravive to complete the merger.

Non-Solicitation

Each of Versartis and Aravive agreed that, subject to certain exceptions, neither Versartis nor Aravive, nor any of their respective subsidiaries, will, and none of them will authorize their respective directors, officers, employees, agents, attorneys, accountants, investment bankers, advisors or representatives to, directly or indirectly:

•

solicit, initiate or knowingly encourage, induce, discuss, negotiate or facilitate the communication, making, submission or announcement of, any “acquisition proposal” or “acquisition inquiry” (each as defined below) or take any action that could reasonably be expected to lead to an acquisition proposal or announcement;

•	furnish any non-public information with respect to it or its subsidiaries to any person in connection with or in response to an acquisition proposal or an acquisition inquiry;

•	engage in discussions or negotiations with any person with respect to any acquisition proposal or acquisition inquiry;

•	subject to certain exceptions, approve, endorse or recommend an acquisition proposal;

•	execute or enter into any letter of intent or any contract contemplating or otherwise relating to an acquisition transaction; or

•	publicly propose to do any of the foregoing.

An “acquisition inquiry” means an inquiry, indication of interest or request for information that would reasonably be expected to lead to an acquisition proposal.

An “acquisition proposal” means any offer or proposal, whether written or oral contemplating or otherwise relating to any Acquisition transaction, as defined below.

An “acquisition transaction” means the following:

•

any merger, consolidation, amalgamation, share exchange, business combination, issuance or acquisition of securities, reorganization, recapitalization, tender offer, exchange offer or similar transaction in which Versartis or Aravive is a constituent corporation, in which any individual, entity, governmental entity or “group,” as defined under applicable securities laws, directly or indirectly acquires beneficial or record ownership of securities representing more than 20% of the outstanding securities of any class of voting securities of Versartis or Aravive or any of their subsidiaries or in which Versartis or Aravive or any of their subsidiaries issues securities representing more than 20% of the outstanding securities of any class of voting securities of such party or any of its subsidiaries; and

•

any sale, lease, exchange, transfer, license, acquisition or disposition of any business or assets that constitute 20% or more of the consolidated book value or the fair market value of the assets of Versartis or Aravive and their respective subsidiaries, taken as a whole.

However, before obtaining the applicable approvals from their respective stockholders required to consummate the merger, Versartis and Aravive may furnish nonpublic information regarding it and its respective subsidiaries to, and may enter into discussions or negotiations with, any third-party in response to a bona fide written acquisition proposal made or received after the date of the Merger Agreement, which Versartis’ or Aravive’s board of directors (as the case may be) determines in good faith, after consultation with its outside financial advisors and outside legal counsel, constitutes or is reasonably likely to result in a superior offer (as defined below) in respect of such party, if:

•	neither Versartis, or Aravive, as applicable, nor any of its representatives has breached the non-solicitation provisions of the Merger Agreement described above;

•

Versartis’ or Aravive’s board of directors, as applicable, concludes in good faith, based on the advice of outside legal counsel, that the failure to take such action is reasonably likely to be inconsistent with the fiduciary duties of such board of directors under applicable law;

•

Versartis or Aravive, as applicable, receives from the third-party an executed confidentiality agreement containing provisions at least as favorable to such relevant party as those contained in the confidentiality agreement between Versartis and Aravive; and

•

substantially contemporaneously with furnishing of any such nonpublic information to a third-party, Versartis or Aravive, as applicable, furnishes the same information to the other party to the Merger Agreement to the extent not previously furnished.

A “superior offer” means an unsolicited bona fide written acquisition proposal (with all references to 20% in the definition of acquisition transaction being treated as references to greater than 50% for these purposes) that: (a) was not obtained or made as a direct or indirect result of a breach of (or in violation of) the Merger Agreement; and (b) is on terms and conditions that the Versartis board of directors or the Aravive board of directors, as applicable, determines in good faith, based on such matters that it deems relevant (including the likelihood of consummation thereof), as well as any written offer by the other party to the Merger Agreement to amend the terms of the Merger Agreement, and following consultation with its outside legal counsel and outside financial advisors, if any, are more favorable, from a financial point of view, to Versartis stockholders or Aravive stockholders, as applicable, than the terms of the transactions contemplated by the Merger Agreement.

Stockholder Approvals

Versartis is obligated under the Merger Agreement to take all action necessary to call, give notice of and hold a meeting of its stockholders for the purposes voting on the issuance of common stock in the merger.

On or prior to the Versartis stockholders’ meeting to vote on the Versartis Proposals, Aravive is obligated to obtain written consents of its stockholders sufficient to, among other things, adopt the Merger Agreement and approve the merger and the others transactions contemplated thereby.

The Aravive board of director’s recommendation that Aravive stockholders approve the Merger Agreement and the transactions contemplated thereby shall not be withdrawn or modified (and the Aravive board of directors shall not publicly propose to withdraw or modify such recommendation) in a manner adverse to Versartis, and no resolution by the Aravive board of directors or any committee thereof to withdraw or the Aravive board of directors in a manner adverse to Versartis or to adopt, approve or recommend (or publicly propose to adopt, approve or recommend) any acquisition proposal shall be adopted or proposed, except in certain circumstances set forth in the Merger Agreement, where the Aravive board of directors, after negotiations with Versartis regarding adjustments to the terms of the Merger Agreement, determines that its failure to withhold, amend, withdraw or modify the board recommendation would be reasonably likely to be inconsistent with its fiduciary duties under applicable law.

Covenants; Conduct of Business Pending the Merger

Versartis has agreed that, except as permitted by the Merger Agreement, as required by law, or unless Aravive shall have provided written consent, during the period commencing on the date of the Merger Agreement and continuing until the earlier to occur of the closing of the merger and the termination of the Merger Agreement, Versartis will conduct its business and operations in the ordinary course of its normal operations and consistent with its past practices and in compliance with all applicable laws, regulations and certain material contracts. Versartis has also agreed that, subject to certain limited exceptions, without the consent of Aravive, it will not, during the period commencing on the date of the Merger Agreement and continuing until the earlier to occur of the closing of the merger and the termination of the Merger Agreement:

•

declare, accrue, set aside or pay any dividend or make any other distribution in respect of any shares of its capital stock or repurchase, redeem or otherwise reacquire any shares of capital stock or other securities (except in connection with the payment of the exercise price and/or withholding taxes incurred upon the exercise, settlement or vesting of any award granted under any Versartis equity incentive plan);

•

sell, issue, grant, pledge or otherwise dispose of or encumber or authorize any of the foregoing with respect to: (a) any capital stock or other security (except for Versartis common stock issued upon the valid exercise or settlement of outstanding options or restricted stock units to purchase shares of Versartis common stock); (b) any option, warrant or right to acquire any capital stock or any other security of Versartis; or (c) any instrument convertible into or exchangeable for any capital stock or other security of Versartis;

•

except as required to give effect to anything in contemplation of the closing of the merger, amend the certificate of incorporation, bylaws or other charter or organizational documents of Versartis, or effect or become a party to any merger, consolidation, share exchange, business combination, recapitalization, reclassification of shares, stock split, reverse stock split or similar transaction except as related to the proposed transactions under the Merger Agreement;

•	form any subsidiary or acquire any equity interest or other interest in any other entity or enter into any joint venture with any other entity;

•

(a) lend money to any person; (b) incur or guarantee any indebtedness for borrowed money; (c) guarantee any debt securities of others; or (d) make any capital expenditure or commitment in excess of the amounts set forth in Versartis’ operating budget delivered to Aravive concurrently with the Merger Agreement;

•

other than as required by law, the Merger Agreement or the terms of any Versartis employee plan in effect as of the date of the Merger Agreement, (a) adopt, establish, terminate or enter into any Versartis employee plan; (b) cause or permit any Versartis employee plan to be amended in any material respect; (c) pay any bonus or make any profit-sharing or similar payment to, or increase the amount of the wages, salary, commissions, benefits or other compensation or remuneration payable to, any of its directors, officers or employees, other than increases in base salary and annual cash bonus opportunities and payments in the ordinary course of its normal operations and consistent with its past practices; (d) increase the severance or change of control benefits offered to any current or new employees, directors or consultants; or (e) hire, terminate or give notice of termination to any officer or employee whose annual base salary is or is expected to be more than $125,000 per year;

•	recognize any labor union, labor organization or similar person;

•	enter into any material transaction other than in the ordinary course of its normal operations and consistent with its past practices;

•

acquire any material asset or sell, lease or otherwise irrevocably dispose of any of its assets or properties, or grant any encumbrance with respect to such assets or properties, except in the ordinary course of its normal operations and consistent with its past practices;

•

make, change or revoke any tax election; fail to pay any income or other material tax as such tax becomes due and payable, file any amendment making a material change to any tax return, settle or compromise any tax liability, enter into any tax allocation, sharing, indemnification or other similar agreement or arrangement, request or consent to any extension or waiver of any limitation period with respect to any claim or assessment for any income or other material taxes (other than in connection with any extension of time to file any tax return) or adopt or change any accounting method in respect of taxes;

•	enter into, materially amend or terminate certain material contracts;

•

except as set forth in Versartis’ operating budget delivered to Aravive at the time of entering into the Merger Agreement, make any expenditures, incur any liabilities or discharge or satisfy any liabilities, in each case, in amounts that exceed by $300,000 the aggregate amount of such budget;

•	other than as required by law or GAAP, take any action to materially change its accounting policies or procedures; or

•	agree, resolve or commit to do any of the foregoing.

Aravive has agreed that, except as permitted by the Merger Agreement, as required by law, or unless Versartis shall have provided written consent, during the period commencing on the date of the Merger Agreement and continuing until the earlier to occur of the closing of the merger and the termination of the Merger Agreement, each of Aravive its subsidiaries will conduct its business and operations in the ordinary course of its normal operations and consistent with its past practices and in compliance with all applicable laws, regulations and certain material contracts. Aravive has also agreed that, subject to certain limited exceptions, without the written consent of Versartis, it will not, and will not permit any of its subsidiaries to, during the period commencing on the date of the Merger Agreement and continuing until the earlier to occur of the closing of the merger and the termination of the Merger Agreement:

•

declare, accrue, set aside or pay any dividend or make any other distribution in respect of any shares of capital stock of Aravive or repurchase, redeem or otherwise reacquire any shares of capital stock or other securities of Aravive or its subsidiaries (except for shares of Aravive common stock purchased from terminated employees, directors or consultants of Aravive);

•

sell, issue, grant, pledge or otherwise dispose of or encumber or authorize any of the foregoing actions with respect to: (a) any capital stock or other security of Aravive or its subsidiaries (except for shares of Aravive common stock issued upon the valid exercise of Aravive options); (b) any option, warrant or right to acquire any capital stock or any other security of Aravive or its subsidiaries, other than option grants to employees and service providers in the ordinary course of its normal operations and consistent with its past practices; or (c) any instrument convertible into or exchangeable for any capital stock or other security of Aravive or its subsidiaries;

•

except as required to give effect to anything in contemplation of the closing of the merger, amend the certificate of incorporation, bylaws or other charter or organizational documents of Aravive or its subsidiaries, or effect or become a party to any merger, consolidation, share exchange, business combination, recapitalization, reclassification of shares, stock split, reverse stock split or similar transaction except as related to the proposed transactions under the Merger Agreement;

•	form any subsidiary or acquire any equity interest or other interest in any other entity or enter into a joint venture with any other entity;

•

(a) lend money to any person; (b) incur or guarantee any indebtedness for borrowed money; (c) guarantee any debt securities of others; or (d) make any capital expenditure or commitment in excess of the amounts set forth in Aravive’s operating budget delivered to Versartis concurrently with the Merger Agreement;

•

other than as required by applicable law, the Merger Agreement or the terms of any employee plan as in effect on the date of the Merger Agreement, (a) adopt, establish or enter into any employee plan; (b) cause or permit any employee plan to be amended in any material respect; (c) pay any bonus or make any profit-sharing or similar payment to, or increase the amount of the wages, salary, commissions or other compensation or remuneration payable to, any of its directors, officers or employees, other than increases in base salary and annual cash bonus opportunities and payments made in the ordinary course of its normal operations and consistent with its past practices; (d) increase the severance or change of control benefits offered to any current or new employees, directors or consultants; or (e) hire, terminate or give notice of termination to any officer or employee whose annual base salary is expected to be more than $125,000 per year;

•	recognize any labor union, labor organization, or similar person;

•	enter into any material transaction outside the ordinary course of its normal operations or its past practices;

•

acquire any material asset or sell, lease or otherwise irrevocably dispose of any of its assets or properties, or grant any encumbrance with respect to such assets or properties, except in the ordinary course of business in accordance with past practices;

•

sell, assign, transfer, license, sublicense or otherwise dispose of any material Aravive intellectual property rights (other than pursuant to non-exclusive licenses in the ordinary course of its normal operations and consistent with its past practices);

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(a) make, change or revoke any tax election; (b) fail to pay any income or other material tax as such tax becomes due and payable, file any amendment making any material change to any tax return; (c) settle or compromise any income or other material tax liability, enter into any tax allocation, sharing, indemnification or other similar agreement or arrangement, request or consent to any extension or waiver of any limitation period with respect to any claim or assessment for any income or other material taxes (other than in connection with any extension of time to file any tax return); or (d) adopt or change any material accounting method in respect of taxes;

•

terminate certain material contracts, or enter into or materially amend certain material contracts if payments under the contract exceed specified thresholds, provided that Aravive may enter into or amend certain material contracts upon notice to or consent by Versartis (which shall not be unreasonably withheld) under conditions specified in the Merger Agreement;

•

except as set forth in Aravive’s operating budget delivered to Versartis at the time of entering into the Merger Agreement, make any expenditures, incur any liabilities or discharge or satisfy any liabilities, in each case, in amounts that exceed by $500,000 the aggregate amount of such budget;

•	take any action to change its accounting policies other than as required by law or GAAP; or

•	agree, resolve or commit to do any of the foregoing.

Other Agreements

Each of Versartis and Aravive has agreed to use its commercially reasonable efforts to:

•	satisfy the conditions precedent to the consummation of the transactions contemplated by the Merger Agreement;

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take all actions reasonably necessary in order for Versartis and Aravive to comply with the terms and conditions of Aravive’s grant contract CPRIT, and neither party will take any action that will directly result in the violation of any CPRIT rules and policies;

•

provide the other party with reasonable access during normal business hours to such party’s personnel and assets and to all existing books, records, tax returns, work papers and other documents and information relating to such party and its subsidiaries;

•

provide the other party with such copies of the existing books, records, tax returns, work papers, product data, and other documents and information relating to such party and its subsidiaries, and with such additional financial, operating and other data and information regarding such party and its subsidiaries as the other party may reasonably request;

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permit the other party’s officers and other employees to meet, upon reasonable notice and during normal business hours, with the chief financial officer and other officers and managers of such party responsible for such party’s financial statements and the internal controls of such party to discuss such matter as the other party may deem appropriate;

•

make available to the other party copies of unaudited financial statements, material operating and financial reports prepared for senior management or the board of directors of such party, and any material notice, report or other document filed with or sent to or received from any governmental body in connection with the merger and related matters;

•

cause this proxy statement/prospectus/information statement to be mailed to Versartis’ stockholders as promptly as practicable after this proxy statement/prospectus/information statement is declared effective; and

•	lift any injunction prohibiting, or any other legal bar to, the merger or other transactions contemplated by the Merger Agreement.

Versartis and Aravive agreed that, among other things:

•

Versartis shall use commercially reasonable efforts to cause this proxy statement/prospectus/information statement to comply with the rules and regulations promulgated by the SEC, to respond promptly to any comments of the SEC or its staff and to have this proxy statement/prospectus/information statement declared effective under the Securities Act as promptly as practicable after it is filed with the SEC;

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Aravive will use commercially reasonable efforts to deliver a letter from Aravive’s independent accounting firm to Versartis in a form customary in scope and substance for letters delivered by independent public accountants in connection with registration statements similar to this proxy statement/prospectus/information statement;

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Versartis and Aravive will use reasonable best efforts to file or otherwise submit all applications, notices, reports and other documents reasonably required to be filed or submitted to a government body with respect to the transactions contemplated by the Merger Agreement, and promptly submit any additional information requested;

•

Aravive will notify Versartis each other if either party becomes aware of any notice alleging that the consent of any person is required in connection with the merger, of any legal proceeding against the other party or its subsidiaries or officers, directors or key employees, of an event the occurrence or non-occurrence of which would cause any representation or warranty made by such party in the Merger Agreement untrue or inaccurate, or the failure of such party to comply with any covenant or obligation under the Merger Agreement, in each case where it makes the fulfillment of conditions to the merger impossible or materially less likely;

•

For purposes of employee benefits provided under any benefit plans or arrangements after the closing of the merger, each employee who continues to be employed by Versartis, Aravive or their subsidiaries immediately following such closing shall be credited with his/her years of service with Versartis, Aravive or their subsidiaries, and Versartis shall cause all pre-existing condition exclusions and actively at work requirements of any benefit plans in effect after closing to be waived for any such employee;

•

Aravive will (a) use commercially reasonable efforts to request from each “disqualified individual” (within the meaning of Section 280G of the Internal Revenue Code of 1986, as amended, or the Code) of Aravive or its subsidiaries or parent companies who has a right to any payments and/or benefits or potential right to any payments and/or benefits under any Aravive benefit plan or otherwise that are “contingent” (within the meaning of Section 280G of the Code) on the transactions contemplated by the Merger Agreement, and that would be deemed to constitute “parachute payments” (within the meaning of Code Section 280G), a waiver, unless the approval described in clause (b) is obtained, of such person’s rights to all of such parachute payments, or the Waived 280G Benefits, and (b) solicit the approval of Aravive stockholders, to the extent and in the manner required under Section 280G(b)(5)(B) of the Code and the regulations promulgated thereunder, of any Waived 280G Benefits;

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Versartis shall use commercially reasonable efforts, to the extent required by Nasdaq rules, to prepare and submit to Nasdaq a notification form for the listing of the shares of Versartis common stock to be issued pursuant to the Merger Agreement, cause such shares to be approved for listing, file an initial listing application for the Versartis common stock on Nasdaq (to the extent required), and cause such listing application to be conditionally approved prior to the closing of the merger;

•

for a period of six years after the Effective Time, Versartis and Aravive as the surviving corporation in the merger will indemnify each of the directors and officers of Versartis and Aravive to the fullest extent permitted under applicable law; and

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Versartis will maintain directors’ and officers’ liability insurance policies from and after the Effective Time and Aravive will purchase a six-year prepaid “tail policy” for the non-cancellable extension of the directors’ and officers’ liability coverage of Aravive’s existing directors’ and officers’ insurance policies for a period of at least six years from the Effective Time.

Termination of the Merger Agreement

The Merger Agreement may be terminated at any time before the closing of the merger, whether before or after the required stockholder approvals to complete the merger and issue additional Versartis common stock have been obtained, as set forth below:

•	by mutual written consent duly authorized by the board of directors of each of Versartis and Aravive;

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by either Versartis or Aravive if the merger has not been consummated by November 30, 2018 (subject to possible extension as provided in the Merger Agreement, or the Outside Date; provided, however, that this right to terminate the Merger Agreement will not be available to any party whose action or failure to act has been a principal cause of the failure of the merger to occur on or before such date and such action or failure to act constitutes a breach of the Merger Agreement, and if a request for additional information has been made by any government authority, or in the event that the SEC has not declared effective the registration statement on Form S-4, of which this proxy statement/prospectus/information statement is a part, by the date that is 60 days prior to the outside date, either party will be entitled to extend the outside date for an additional 60 days by written notice to the other party;

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by Versartis or Aravive if a court of competent jurisdiction or governmental entity has issued a final and nonappealable order, decree or ruling or taken any other action that permanently restrains, enjoins or otherwise prohibits the merger;

•

by Versartis if Aravive does not obtain the requisite approval of its stockholders necessary to adopt the Merger Agreement and approve the merger and related matters within 3 business days of the registration statement on Form S-4, of which this proxy statement/prospectus/information statement is a part, becoming effective, but this right to terminate the Merger Agreement will not be available to Versartis once Aravive obtains such approval;

•

by Versartis or Aravive if the stockholders of Versartis do not approve the issuance of shares of Versartis common stock pursuant to the Merger Agreement after a final vote at the Versartis stockholders’ meeting (including any adjournments and postponements thereof);

•

by Aravive, at any time prior to the approval by Versartis’ stockholders of the issuance of the shares of Versartis common stock pursuant to the merger, if any of the following, each a Versartis Triggering Event, occurs:

•

the Versartis board of directors fails to include in this proxy statement/prospectus/information statement its recommendation that the stockholders of Versartis vote to approve the issuance of shares of Versartis common stock pursuant to the Merger Agreement or withholds, amends, withdraws or modifies a previous recommendation to Versartis stockholders to vote to adopt and approve the Merger Agreement and its related matters (or publicly proposes to do so), in a manner adverse to Aravive;

•	the Versartis board of directors or any of its committees publicly approves, endorses or recommends any acquisition proposal; or

•	Versartis enters into any letter of intent or similar document or any contract relating to any acquisition proposal, other than a confidentiality agreement permitted by the Merger Agreement; or

•

by Versartis, at any time prior to the requisite approval of Aravive’s stockholders necessary to adopt and approve the Merger Agreement and its related matters, if any of the following, each an Aravive Triggering Event, occurs:

•

the Aravive board of directors withholds, amends, withdraws or modifies a previous recommendation to Aravive stockholders to vote to adopt and approve the Merger Agreement and its related matters (or publicly proposes to do so), in a manner adverse to Versartis;

•	the Aravive board of directors or any of its committees publicly approves, endorses or recommends any acquisition proposal; or

•	Aravive enters into any letter of intent or similar document or any contract relating to any acquisition proposal, other than a confidentiality agreement permitted by the Merger Agreement; or

•

by Versartis or Aravive if the other party to the Merger Agreement has breached any of its representations, warranties, covenants or agreements contained in the Merger Agreement or if any representation or warranty of the other party has become inaccurate, in either case such that the conditions to the closing of the merger would not be satisfied as of time of such breach or inaccuracy, but if such breach or inaccuracy is curable by the Outside Date, then the Merger Agreement will not terminate until the expiration of a 30-day period after delivery of written notice of such breach or inaccuracy and the intention to terminate, provided that the terminating party is not itself in material breach of any representation, warranty, covenant or agreement contained in the Merger Agreement;

•

by Versartis, at any time, if Versartis has received a Superior Offer, Versartis has complied with its obligations under the Merger Agreement to accept such Superior Offer, Versartis concurrently terminates the Merger Agreement and enters into a definitive agreement that contemplates or relates to an Acquisition transaction that constitutes a Superior Offer and within 2 business days of such termination, Versartis pays the applicable termination fees to Aravive as contemplated by the Merger Agreement, or a Versartis Superior Offer Event; or

•

by Aravive, at any time, if Aravive has received a Superior Offer, Aravive has complied with its obligations under the Merger Agreement to accept such Superior Offer, Aravive concurrently terminates the Merger Agreement and enters into a definitive agreement that contemplates or relates to an Acquisition transaction that constitutes a Superior Offer and within 2 business days of such termination, Aravive pays the applicable termination fees to Versartis as contemplated by the Merger Agreement, or an Aravive Superior Offer Event.

Termination Fees

Fee Payable by Versartis

Versartis must pay Aravive a termination fee of $2.5 million if:

•

(a) the Merger Agreement is terminated by Aravive (at any time prior to Versartis’ stockholders’ approval of the issuance of shares of Versartis common stock pursuant to the merger) following a Versartis Triggering Event; (b) an acquisition proposal with respect to Versartis is publicly announced or disclosed or otherwise communicated to Versartis or its board of directors after the date of the Merger Agreement but prior to the termination of the Merger Agreement; and (c) within twelve months after the date of such termination of the Merger Agreement, Versartis consummates a “subsequent transaction” (as defined below) in respect of such acquisition proposal; or

•	the Merger Agreement is terminated by Versartis following a Versartis Superior Offer Event.

Fee Payable by Aravive

Aravive must pay Versartis a termination fee of $2.5 million if:

•

(a) the Merger Agreement is terminated by Versartis (at any time prior to the requisite approval of Aravive’s stockholders necessary to adopt and approve the Merger Agreement and its related matters) following an Aravive Triggering Event; (b) an acquisition proposal with respect to Aravive is publicly announced or disclosed or otherwise communicated to Versartis or its board of directors after the date of the Merger Agreement but prior to the termination of the Merger Agreement; and (c) within twelve months after the date of such termination of the Merger Agreement, Versartis consummates a “subsequent transaction” (as defined below) in respect of such acquisition proposal; or

•	the Merger Agreement is terminated by Aravive following an Aravive Superior Offer Event.

A “subsequent transaction” is any Acquisition transaction, with all references to 20% in the definition of acquisition transaction being treated as references to 50% for these purposes.

Amendment

The Merger Agreement may be amended with the approval of the respective boards of directors of Versartis, Meger Sub and Aravive at any time (whether before or after the adoption and approval of this Agreement by Aravive’s stockholders or before or after obtaining the approval of the stockholders of Versartis and Merger Sub), except that after the Merger Agreement has been adopted and approved by the stockholders of Versartis, Merger Sub or Aravive, no amendment which by law requires further approval by the stockholders of Versartis or Aravive, as the case may be, shall be made without such further approval.

AGREEMENTS RELATED TO THE MERGER

Support Agreements and Written Consent

Aravive

Certain Aravive stockholders and affiliates thereof are party to a support agreements with Versartis pursuant to which, among other things, each such stockholder agreed, solely in their capacity as an Aravive stockholder, to vote all of their shares of Aravive capital stock in favor of the adoption and approval of the Merger Agreement and the transactions contemplated thereby and to acknowledge that the adoption and approval of the Merger Agreement is irrevocable. In addition, these Aravive stockholders and affiliates thereof agreed not to, directly or indirectly, knowingly take any action that Aravive is not permitted to take under the non-solicitation provisions of the Merger Agreement. The parties to these support agreements with Versartis are:

•	Raymond Tabibiazar

•	Amato Giaccia

•	Vinay Shah

•	Karen Liu

•	Eric Zhang

•	BC Axis Limited

•	Elite Vantage Global Limited

The stockholders of Aravive that are party to a support agreement with Versartis consist of:

•	the holders of a majority of the shares of Aravive common stock and preferred stock outstanding on the record date and entitled to vote thereon (voting as a single class);

•	the holders of a majority of the shares of Aravive preferred stock outstanding on the record date and entitled to vote thereon (voting as a separate class); and

•	the holders of a majority of the shares of Aravive common stock outstanding on the record date and entitled to vote thereon (voting as a separate class).

The holders of a sufficient number of shares of Aravive capital stock required to approve and adopt the Merger Agreement and approve the merger and related transactions are contractually obligated to approve and adopt the Merger Agreement. Following the effectiveness of the registration statement of which this proxy statement/prospectus/information statement is a part such holders will execute written consents to approve and adopt the Merger Agreement and approve the merger and related transactions.

Versartis

Certain Versartis stockholders are party to a support agreement with Aravive pursuant to which, among other things, each of such stockholders agreed, solely in their capacity as a stockholder, to vote all of their shares of Versartis common stock in favor of the approval of the issuance of shares of Versartis common stock pursuant to the Merger Agreement and the reverse stock split of Versartis common stock. In addition, these Versartis stockholders agreed not to, directly or indirectly, knowingly take any action that Versartis is not permitted to take under the non-solicitation provisions of the Merger Agreement. The parties to these support agreements with Aravive are:

•	Jay P. Shepard

•	Kevin Haas

•	Paul Westberg

•	Tracy Woody

•	Srinivas Akkaraju

•	Eric Dobmeier

•	Scott Greer

•	Edmon Jennings

•	Shahzad Malik

•	Anthony Sun

•	John Varian

•	Samsara BioCapital, LP

•	Advent Venture Partners LLP

The stockholders of Versartis that are party to a support agreement with Aravive consist of the holders of an aggregate of 5,719,885 shares of Versartis common stock beneficially owned by such holders, representing 15.3% of the outstanding shares of Versartis common stock as of June 30, 2018. These stockholders comprise all of the executive officers and directors of Versartis, as well as certain of their affiliates.

Lock-up Agreements

Aravive

As a condition to the closing of the merger, Aravive’s directors, executive officers and principal stockholders, who will beneficially hold 37.4% of the combined company’s capital stock immediately following the closing of the merger, have entered into lock-up agreements, pursuant to which such parties have agreed not to, except in limited circumstances, transfer, grant an option with respect to, sell, exchange, pledge or otherwise dispose of, or encumber any shares of Aravive capital stock prior to the closing of the merger, and the combined company’s common stock thereafter, for 180 days following the Effective Time.

Versartis

As a condition to the closing of the merger, Versartis’ directors, executive officers and principal stockholders, who will beneficially hold 7.4% of the combined company’s capital stock immediately following the closing of the merger, have entered into lock-up agreements, pursuant to which such parties have agreed not to, except in limited circumstances, transfer, grant an option with respect to, sell, exchange, pledge or otherwise dispose of, or encumber any shares of Aravive capital stock prior to the closing of the merger, and the combined company’s common stock thereafter, for 180 days following the Effective Time.

VERSARTIS DIRECTORS, OFFICERS AND CORPORATE GOVERNANCE

Executive Officers and Directors of Versartis

The following table sets forth information concerning the Versartis directors and executive officers, including their ages as of June 30, 2018. There are no family relationships among any of the Versartis directors or executive officers.

Name	Age	Position(s)	Term Expires
Jay Shepard	60	President, Chief Executive Officer and Director	2019
Paul Westberg	50	Chief Business Officer	-
Tracy M. Woody	48	Chief Commercial Officer	-
R. Scott Greer	59	Director	2018
Edmon R. Jennings	71	Director	2018
Shahzad Malik, M.D.	51	Director	2019
Anthony Y. Sun, M.D.	46	Director	2019
Eric Dobmeier	49	Director	2020
Srinivas Akkaraju, M.D.,Ph.D.	50	Director	2020
John Varian	59	Director	2020

In addition, Robert Gut, M.D., Ph.D. served as the Chief Medical Officer of Versartis from September 2017 until June 18, 2018. Dr. Gut is a named executive officer of Versartis for the fiscal year ended December 31, 2017.

Jay P. Shepard, 60, has served as President and Chief Executive Officer of Versartis since May 2015 and as a member of Versartis’ board of directors since December 2013. From December 2013 to May 2015, Mr. Shepard also served as the chairman of Versartis’ board of directors. Until May 2015, Mr. Shepard was an Executive Partner at Sofinnova Ventures, or Sofinnova, a venture capital firm focused on the healthcare industry, which he joined as an Executive in Residence in 2008. Mr. Shepard previously served as President and Chief Executive Officer and was a member of the Board of Directors of NextWave Pharmaceuticals, Inc., a specialty pharmaceutical company developing and commercializing unique pediatric products utilizing proprietary drug delivery technology that was acquired by Pfizer in November 2012, from January 2010 to November 2012. From December 2005 to October 2007, Mr. Shepard served as President and Chief Executive Officer and a member of the Board of Directors of Ilypsa Inc., a biopharmaceutical company pioneering novel non-absorbed polymeric drugs for renal and metabolic disorders that was acquired by Amgen in July 2007. Mr. Shepard has served on the boards of directors of numerous public and private companies, including Ilypsa, Relypsa, Inc., Intermune, Inc., Bullet Biotechnology, Inc., Marinus Pharmaceuticals, Inc., and Durect Corporation. Currently, Mr. Shepard serves on the boards of directors of Esperion Therapeutics, Inc., a pharmaceutical company, and the Christopher & Dana Reeve Foundation. Mr. Shepard holds a B.S. in Business Administration from the University of Arizona. Versartis believes Mr. Shepard is able to make valuable contributions to its board of directors due to his extensive knowledge of the biopharmaceutical industry and his prior experience as an executive officer.

Paul Westberg, 50, has served as Chief Business Officer of Versartis since January 2017. Mr. Westberg previously served as Senior Vice President, Corporate Development of Versartis from March 2010 until January 2017. Prior to joining Versartis, Mr. Westberg served as Vice President of Business Development at Bayhill Therapeutics Inc., a clinical-stage biotechnology company developing innovative therapies for autoimmune diseases, from November 2006 to March 2010. Prior to Bayhill Therapeutics, Mr. Westberg served in positions of increasing responsibility at Novacea, most recently as Vice President of Business Development. Prior to Novacea, Mr. Westberg served as Director of Business Development at Deltagen Inc., a provider of drug discovery tools and services to the biopharmaceutical industry and the academic research community, and at Collabra Pharma, Inc., a developer of pharmaceutical products, and as Manager of Financial Planning and Analysis at Aviron, a developer of a novel influenza treatment that was acquired by MedImmune in 2002. Mr. Westberg previously held finance positions of increasing responsibility at Genentech. Mr. Westberg holds a

B.A. in Applied Mathematics from the University of California, San Diego, and an M.B.A. from the University of California, Berkeley—Haas School of Business.

Robert Gut, M.D., Ph.D., 53, served as Chief Medical Officer of Versartis from September 2017 until June 2018. Prior to joining Versartis, Dr. Gut served as Vice President, Global Medical Affairs & Clinical Development at Radius Health, a biopharmaceutical company that is committed to developing and commercializing innovative therapeutics in the areas of osteoporosis, oncology and endocrine diseases, from January 2017 to August 2017. From 1998-2016, Dr. Gut served in various roles of increasing responsibility at Novo Nordisk, Inc., a biopharmaceutical company discovering and developing innovative medicines for diabetes and other serious chronic conditions, most recently as Vice President, Clinical Development & Medical Affairs, from January 2011 to December 2016. In that role, he headed the company’s U.S. Biopharm Medical organization with leading products in endocrinology, hemophilia and women’s health (Norditropin®, NovoSeven® and Vagifem®). He has also served as a member of the Advisory Committees for Reproductive Health Drugs and Drug Safety and Risk Management for the FDA’s Center for Drug Evaluation and Research. Dr. Gut received his M.D. from the Medical University of Lublin, his Ph.D. from Lublin Institute of Medicine, Poland, and is a first and second degree board certified Gynaecologist.

Tracy M. Woody, 48, has served as Chief Commercial Officer of Versartis since March 2017. From 2015 to 2016, Ms. Woody served as Chief Commercial Officer for KemPharm, Inc., a clinical-stage, publicly-traded pharmaceutical company focused on abuse deterrent opioids. From 2013 to 2015, Ms. Woody was the founder and Managing Director of TMW Consulting, Inc., a consulting firm focused on strategy, corporate development, and market assessments with emerging companies in the biopharmaceutical, medical device, and healthcare service industries. Prior to TMW, Ms. Woody served as Vice President, Sales and Marketing of NextWave Pharmaceuticals, Inc. from 2010 to 2013, where she led all aspects of commercial operations. From 2002 to 2010, Ms. Woody served as Vice President, Sales and Marketing and later as Vice President, Business Development. Ms. Woody served as Vice President, Pharmaceutical Marketing and Advertising with Healthworld, Inc. from 1998 to 1999, and prior to that, was a Marketing Manager with Pfizer, Inc. from 1992 to 1998. Ms. Woody received her BS in Health Promotion and Applied Physiology from East Carolina University.

R. Scott Greer, 59, has served as a member of the Versartis board of directors since December 2014. Mr. Greer founded Numenor Ventures, LLC, a venture capital firm focused on life sciences companies, and has served as its Managing Director since June 2002. Prior to that, in 1996, Mr. Greer co-founded Abgenix, Inc., a company that specialized in the discovery, development and manufacture of human therapeutic antibodies, and from June 1996 through May 2002, he served as its Chief Executive Officer. He also served as a director of Abgenix from 1996 and chairman of the board from 2000 until the acquisition of Abgenix by Amgen, Inc. in April 2006. Prior to Abgenix’s formation, Mr. Greer held senior management positions at Cell Genesys, Inc., a biotechnology company, initially as Chief Financial Officer and Vice President of Corporate Development and later as Senior Vice President of Corporate Development. Mr. Greer currently serves as a director of Inogen, Inc. and Nektar Therapeutics, Inc. He previously served as chairman of the board of Sirna Therapeutics, Inogen, Inc., Calimmune, Inc., and Ablexis LLC and as a director of Illumina, Inc., Auspex, Inc., Sientra, Inc., Stem Cells, Inc., and CV Therapeutics, Inc. He has also previously served as a director of numerous private companies. Mr. Greer received his B.A. in economics from Whitman College, earned his M.B.A. in business administration from Harvard University and was a certified public accountant. Versartis believes Mr. Greer is able to make valuable contributions to the Versartis board of directors due to his significant financial, business and management expertise and his extensive experience as a director and senior executive of several life science companies.

Edmon R. Jennings, 71, has served as a member of the Versartis board of directors since February 2012. Mr. Jennings has been retired from full-time employment during the past five years, and currently focuses on his board service and certain consulting roles. Mr. Jennings previously served as the chairman of the Versartis board of directors from February 2012 to December 2013. Mr. Jennings previously served as President, Chief Executive Officer and a member of the board of directors of Angiogenix, Inc., a biopharmaceutical company developing therapeutic solutions for chronic vascular disease, from July 2003 to February 2008, and as Chief Commercialization Officer at Pain Therapeutics, Inc., a biopharmaceutical company, from February 2000 to June 2003. Prior to Pain Therapeutics, Mr. Jennings held senior management positions at Genentech, Inc., a biopharmaceutical company. Mr. Jennings previously served on the boards of directors of Angiogenix, Inc., Monogram Biosciences Inc. and TRF Pharma. Mr. Jennings holds a B.A. from the University of Michigan. Versartis believes Mr. Jennings is able to make valuable contributions to the Versartis board of directors due to his extensive experience in the biopharmaceutical industry.

Shahzad Malik, M.D., 51, has served as a member of the Versartis board of directors since February 2011. Dr. Malik is currently a General Partner at Advent Life Sciences, a venture capital firm focused on market-leading life sciences businesses, which he joined in April 1999. Dr. Malik has served on the boards of directors of numerous public and private companies, including Acutus Medical, Algeta ASA, Agenus Inc., Axonics Modulation Technologies, Inc., Conatus Pharmaceuticals Inc., Respivert Ltd., and Emergent Biosolutions Inc. Dr. Malik holds an M.A. in Physiological Sciences from Oxford University and an M.D. from Cambridge University. Versartis believes Dr. Malik is able to make valuable contributions to the Versartis board of directors due to his experience investing in and serving as a director for companies in the life sciences industry.

Anthony Y. Sun, M.D., 46, has served as a member of the Versartis board of directors since January 2013. Dr. Sun is a biotechnology industry consultant. From September 2002 until May 2015, Dr. Sun was a Partner at Aisling Capital, a private equity firm dedicated to the life sciences. Dr. Sun was previously an Adjunct Instructor of Medicine at the Hospital of the University of Pennsylvania. Dr. Sun serves on the board of directors of Eyenovia, Inc., a publicly traded biopharmaceutical company, and has served on the boards of directors of numerous public and private companies and was also Board Certified in Internal Medicine. Dr. Sun holds a B.S. in Electrical Engineering from Cornell University, an M.B.A. from The Wharton School of the University of Pennsylvania and an M.D. from Temple University School of Medicine. Versartis believes Dr. Sun is able to make valuable contributions to the Versartis board of directors due to his experience investing in and serving as a director for companies in the life sciences industry.

Eric L. Dobmeier, 49, has served as a member of the Versartis board of directors since May 2017. From January 2018 until May 2018, Mr. Dobmeier has served as President and Chief Executive Officer of Silverback Therapeutics, Inc., a private biotechnology company. Previously, he held a series of positions of increasing authority at Seattle Genetics, Inc., a public biotechnology company, including Chief Operating Officer from 2011 until 2017, Chief Business Officer from 2008 to 2011 and Vice President, Corporate Development from 2005 to 2007. He was also General Counsel of Seattle Genetics from 2002 to 2007. Prior to joining Seattle Genetics, Mr. Dobmeier was an attorney with Venture Law Group and Heller Ehrman White & McAuliffe where he represented technology companies in connection with public and private financings, mergers and acquisitions and corporate partnering transactions. He also serves on the board of directors of Atara Biotherapeutics, Inc., a publicly-traded biotechnology company. Mr. Dobmeier holds a J.D. from the University of California, Berkeley, School of Law and an undergraduate degree from Princeton University. Versartis believes Mr. Dobmeier is able to make valuable contributions to the Versartis board of directors due to his extensive experience in the biopharmaceutical industry as both an executive officer and member of the board of directors of several biopharmaceutical companies.

Srinivas Akkaraju, M.D., Ph.D., 50, has served as a member of the Versartis board of directors since July 2013. Dr. Akkaraju previously served as a member of the Versartis board of directors from February 2011 to February 2013. Since June 2016, Dr. Akkaraju has been a managing member of Samsara BioCapital GP, LLC, the general partner of Samsara BioCapital LP. From February 2016 until June 2016, Dr. Akkaraju was a Senior Advisor of Sofinnova Ventures. From April 2013 to February 2016, Dr. Akkaraju served as a Managing General Partner at Sofinnova Ventures. Prior to joining Sofinnova, Dr. Akkaraju was a Managing Director at New Leaf Venture Partners, or New Leaf, from January 2009 to April 2013. From September 2006 to December 2008, Dr. Akkaraju served as a managing director at Panorama Capital, LLC, a private equity firm founded by the former venture capital investment team of J.P. Morgan Partners, LLC, or JPMP, a private equity division of JPMorgan Chase & Co. From April 2001 to September 2006, Dr. Akkaraju was a part of the health care investment team at JPMP, most recently as Partner. Dr. Akkaraju has served on the boards of directors of numerous public and private companies, including Synageva BioPharma Corp., Barrier Therapeutics, Inc. and EyeTech Pharmaceuticals Inc., all of which are or were publicly traded biotechnology companies, and Amarin Corporation plc, a foreign publicly traded biotechnology company, and currently serves on the boards of directors of Intercept Pharmaceuticals, Inc., Syros Pharmaceuticals, Inc., and Seattle Genetics, Inc, all of which are publicly traded companies. Dr. Akkaraju holds a B.A. in Biochemistry and Computer Science from Rice University and an M.D. and Ph.D. in Immunology from Stanford University School of Medicine. Versartis believes Dr. Akkaraju is able to make valuable contributions to the Versartis board of directors due to his experience investing in and serving as a director for companies in the biotechnology and healthcare industries.

John Varian, 59, has served as a member of the Versartis board of directors since March 2014. Mr. Varian served as Chief Executive Officer of XOMA Corporation from August 2011 through December 2016 and as a member of its Board of Directors from December 2008 through May 2017. Mr. Varian previously served as Chief Operating Officer of ARYx Therapeutics, Inc. from December 2003 through August 2011. Beginning in May 2000, Mr. Varian was Chief Financial Officer of Genset S.A. in Paris, France, where he was a key member of the team negotiating Genset’s sale to Serono S.A. in 2002. From 1998 to 2000, Mr. Varian served as Senior Vice President, Finance and Administration of Elan Pharmaceuticals, Inc., joining the company as part of its acquisition of Neurex Corporation. Prior to the acquisition, he served as Neurex Corporation’s Chief Financial Officer from 1997 until 1998. From 1991 until 1997, Mr. Varian served as the VP Finance and Chief Financial Officer of Anergen Inc. Mr. Varian was an Audit Principal / Senior Manager at Ernst & Young LLP from 1987 until 1991 where he focused on life sciences. Mr. Varian was a founding committee member of Bay Bio and a former chairman of the Association of Bioscience Financial Officers International Conference. Mr. Varian currently serves on the Board of Directors of Sellas Life Sciences, a publicly traded biopharmaceutical company and Egalet Corporation, a publicly traded pharmaceutical company. Mr. Varian holds a B.B.A. from Western Michigan University. Versartsis believes Mr. Varian is able to make valuable contributions to the Versartis board of directors due to his significant experience in building biopharmaceutical companies and his specific focus on financing, corporate financial management and related matters.

Term and Number of Directors

The Versartis board of directors is divided into three classes, and each class has a three-year term. The Class I directors, whose terms expire at the Versartis special meeting, are R. Scott Greer and Edmon R. Jennings. Vacancies on the Versartis board of directors may be filled only by persons elected by a majority of the remaining directors. A director elected by the Versartis board of directors to fill a vacancy in a class, including vacancies created by an increase in the number of directors, shall serve for the remainder of the full term of that class and until the director’s successor is duly elected and qualified.

If the merger is consummated, the Versartis board of directors will be reconstituted in accordance with the terms of the Merger Agreement. For more information, please see the section titled “Management Following the Merger.”

Independence of the Versartis Board of Directors

As required under Nasdaq listing standards, a majority of the members of a listed company’s board of directors must qualify as “independent,” as affirmatively determined by the board of directors. The Versartis board of directors consults with its counsel to ensure that the board of directors’ determinations are consistent with relevant securities and other laws and regulations regarding the definition of “independent,” including those set forth in pertinent listing standards of Nasdaq, as in effect from time to time.

Consistent with these considerations, after review of all relevant identified transactions or relationships between each director, or any of his or her family members, and Versartis, its senior management and its independent auditors, the board of directors has affirmatively determined that the following six directors are independent directors within the meaning of the applicable Nasdaq listing standards: Dr. Akkaraju, Mr. Greer, Mr. Jennings,

Dr. Malik, Dr. Sun and Mr. Varian. In making this determination, the Versartis board of directors found that none of these directors or nominees for director had a material or other disqualifying relationship with Versartis. Prior to the appointment of Mr. Shepard as Versartis’ Chief Executive Officer, the board of directors considered Mr. Shepard to be independent.

Board Leadership Structure

The Versartis board of directors has an independent chair, Dr. Akkaraju, who has authority, among other things, to call and preside over meetings of the board of directors, including meetings of the independent directors, to set meeting agendas and to determine materials to be distributed to the board of directors. Accordingly, the board chair has substantial ability to shape the work of the board of directors. Versartis believes that separation of the positions of board chair and Chief Executive Officer reinforces the independence of the board of directors in its oversight of the business and affairs of Versartis. In addition, Versartis believes that having an independent board chair creates an environment that is more conducive to objective evaluation and oversight of management’s performance, increasing management accountability and improving the ability of the Versartis board of directors to monitor whether management’s actions are in the best interests of Versartis and its stockholders. As a result, Versartis believes that having an independent board chair can enhance the effectiveness of the board of directors as a whole. Prior to his appointment as Versartis’ Chief Executive Officer, Mr. Shepard served as the independent chair of the Versartis board of directors.

Role of the Versartis Board of Directors in Risk Oversight

One of the Versartis board of directors’ key functions is informed oversight of Versartis’ risk management process. The Versartis board of directors does not have a standing risk management committee, but rather administers this oversight function directly through the board of directors as a whole, as well as through various standing committees of the board of directors that address risks inherent in their respective areas of oversight. In particular, Versartis board of directors is responsible for monitoring and assessing strategic risk exposure, including a determination of the nature and level of risk appropriate for Versartis. The Versartis audit committee has the responsibility to consider and discuss Versartis’ major financial risk exposures and the steps management has taken to monitor and control these exposures, including guidelines and policies to govern the process by which risk assessment and management is undertaken. The audit committee also monitors compliance with legal and regulatory requirements, in addition to oversight of the performance of Versartis’ internal audit function at the time of its establishment. The Versartis nominating and corporate governance committee monitors the effectiveness of Versartis’ corporate governance guidelines, including whether they are successful in preventing illegal or improper liability-creating conduct. The Versartis compensation committee assesses and monitors whether any of Versartis’ compensation policies and programs has the potential to encourage excessive risk-taking. The Versartis board of directors has delegated to the board of directors’ independent chair the responsibility of coordinating between the board of directors and management with regard to the determination and implementation of responses to any problematic risk management issues.

Meetings of the Versartis Board of Directors

The Versartis board of directors met four times during the last fiscal year ended December 31, 2017. Each member of the board of directors attended 75% or more of the aggregate number of meetings of the board of directors and of the committees on which he or she served, held during the portion of the last fiscal year for which he or she was a director or committee member other than Eric Dobmeier.

Information Regarding Committees of the Versartis Board of Directors

The Versartis board of directors has three committees: an audit committee, a compensation committee and a nominating and corporate governance committee. The following table provides membership as of June 30, 2018, and meeting information for the fiscal year ended December 31, 2017 for each of the committees of the board of directors:

Name	Audit		Compensation		Nominating and Corporate Governance
Mr. Jay P. Shepard				(1)		(1)
Dr. Srinivas Akkaraju			X		X	*
Eric Dobmeier
Mr. R. Scott Greer			X
Mr. Edmon R. Jennings	X				X
Dr. Shahzad Malik			X	*	X
Dr. Anthony Y. Sun	X				X
Mr. John Varian	X	*
Total meetings in fiscal 2017	4		2		1

*	Committee Chairman
(1)	Mr. Shepard served as a member of the compensation and nominating and corporate governance committees prior to his appointment as the Versartis Chief Executive Officer in May 2015.

Below is a description of each committee of the Versartis board of directors.

The Versartis board of directors has determined that each member of each committee meets the applicable Nasdaq rules and regulations regarding “independence” and each member is free of any relationship that would impair his or her individual exercise of independent judgment with regard to Versartis.

Audit Committee

The audit committee of the Versartis board of directors was established by the board of directors in accordance with Section 3(a)(58)(A) of the Exchange Act, to oversee Versartis’ corporate accounting and financial reporting processes and audits of its financial statements. For this purpose, the audit committee performs several functions. The audit committee evaluates the performance of and assesses the qualifications of the independent auditors; determines and approves the engagement of the independent auditors; determines whether to retain or terminate the existing independent auditors or to appoint and engage new independent auditors; reviews and approves the retention of the independent auditors to perform any proposed permissible non-audit services; monitors the rotation of partners of the independent auditors on Versartis’ audit engagement team as required by law; reviews and approves or rejects transactions between Versartis and any related persons; confers with management and the independent auditors regarding the effectiveness of internal controls over financial reporting; establishes procedures, as required under applicable law, for the receipt, retention and treatment of complaints received by Versartis regarding accounting, internal accounting controls or auditing matters and the confidential and anonymous submission by employees of concerns regarding questionable accounting or auditing matters; and meets to review Versartis’ annual audited financial statements and quarterly financial statements with management and the independent auditor.

The audit committee is composed of three directors: Dr. Sun and Messrs. Jennings and Varian. The audit committee met four times during the fiscal year ended December 31, 2017. The board of directors has adopted a written audit committee charter that is available to stockholders on the Versartis website at www.versartis.com.

The Versartis board of directors reviews the Nasdaq listing standards definition of independence for audit committee members on an annual basis and has determined that all members of the Versartis audit committee are independent (as independence is currently defined in Rule 5605(c)(2)(A)(i) and (ii) of the Nasdaq listing standards).

The Versartis board of directors has also determined that Mr. Varian qualifies as an “audit committee financial expert,” as defined in applicable SEC rules. The board of directors made a qualitative assessment of Mr. Varian’s level of knowledge and experience based on a number of factors, including his formal education and experience as a chief financial officer for public reporting companies.

Report of the Audit Committee of the Board of Directors

The Versartis audit committee has reviewed and discussed the audited financial statements for the fiscal year ended December 31, 2017 with management of Versartis. The audit committee has discussed with the independent registered public accounting firm the matters required to be discussed by Auditing Standard No. 16, Communications with Audit Committees, as adopted by the Public Company Accounting Oversight Board, or the PCAOB. The audit committee has also received the written disclosures and the letter from the independent registered public accounting firm required by applicable requirements of the PCAOB regarding the independent accountants’ communications with the audit committee concerning independence, and has discussed with the independent registered public accounting firm the accounting firm’s independence. Based on the foregoing, the audit committee has recommended to the Versartis board of directors that the audited financial statements be included in Versartis’ Annual Report on Form 10-K for the fiscal year ended December 31, 2017.

Respectfully submitted,

The Audit Committee of the Board of Directors

Mr. John Varian

Dr. Anthony Y. Sun

Mr. Edmon R. Jennings

The material in this report is not “soliciting material,” is not deemed “filed” with the Commission and is not to be incorporated by reference in any filing of Versartis under the Securities Act or the Exchange Act, whether made before or after the date hereof and irrespective of any general incorporation language in any such filing.

Compensation Committee

The compensation committee of the Versartis board of directors is composed of three directors: Drs. Akkaraju and Malik and Mr. Greer. All members of the compensation committee are independent (as independence is currently defined in Rule 5605(d)(2) of the Nasdaq listing standards). The compensation committee met two times during the fiscal year ended December 31, 2017. The Versartis board of directors has adopted a written compensation committee charter that is available to stockholders on the Versartis website at www.versartis.com.

The compensation committee of the Versartis board of directors acts on behalf of the board of directors to review, recommend for adoption and oversee Versartis’ compensation strategy, policies, plans and programs, including:

•	determining the appropriate relationship of compensation to the market to achieve corporate objectives;

•

recommending to the Versartis board of directors for determination and approval the compensation and other terms of employment of Versartis’ chief executive officer and his performance in light of relevant corporate performance goals and objectives;

•

reviewing and approving the compensation and other terms of employment of Versartis’ executive officers (other than Versartis’ chief executive officer) and other employees, and corporate performance goals and objectives relevant to such compensation, and assessing the attainment of the prior year’s corporate goals and objectives;

•

appointing, compensating, and overseeing the work of compensation consultants, independent legal counsel or any other advisors engaged for the purpose of advising the committee after assessing the independence of such person in accordance with applicable Nasdaq rules;

•

after consulting with compensation consultants, independent legal counsel or other advisor to Versartis’ Compensation Committee, reviewing and recommending to the Versartis board of directors the compensation of Versartis’ directors;

•

reviewing and recommending to the Versartis board of directors and administering the equity incentive plans, compensation plans, and similar programs advisable for Versartis, as well as evaluating and approving modification or termination of existing plans and programs;

•	establishing policies with respect to equity compensation arrangements;

•	reviewing and discussing annually with management the executive compensation disclosure and analysis required to be disclosed by SEC rules;

•

recommending to the Versartis board of directors compensation-related proposals to be considered at Versartis’ special meeting of stockholders, including the frequency of advisory votes on executive compensation;

•	preparing the Compensation Committee report required by the SEC to be included in Versartis’ annual proxy statement;

•

reviewing and discussing with management any conflicts of interest raised by the work of a compensation consultant or advisor retained by Versartis’ Compensation Committee or management and how such conflict is being addressed, and preparing any necessary disclosure in Versartis’ annual proxy statement in accordance with applicable SEC rules; and

•	reviewing and evaluating, at least annually, the performance of the Compensation Committee and the adequacy of its charter.

Compensation Committee Processes and Procedures

Typically, the compensation committee of the Versartis board of directors meets as its members deem necessary or appropriate, but in no event less than annually. The agenda for each meeting is usually developed by the chair of the compensation committee, in consultation with the Chief Executive Officer and Chief Financial Officer. The compensation committee meets regularly in executive session. However, from time to time, various members of Versartis management and other employees as well as outside advisors or consultants may be invited by the compensation committee to make presentations, to provide financial or other background information or advice or to otherwise participate in compensation committee meetings. The Chief Executive Officer may not participate in, or be present during, any deliberations or determinations of the compensation committee regarding his compensation or individual performance objectives. The charter of the compensation committee grants the compensation committee full access to all books, records, facilities and personnel of Versartis. In addition, under the charter, the compensation committee has the authority to obtain, at the expense of Versartis, advice and assistance from compensation consultants and internal and external legal, accounting or other advisors and other external resources that the compensation committee considers necessary or appropriate in the performance of its duties. The compensation committee has direct responsibility for the oversight of the work of any consultants or advisers engaged for the purpose of advising the compensation committee. In particular, the compensation committee has the sole authority to retain, in its sole discretion, compensation consultants to assist in its evaluation of executive and director compensation, including the authority to approve the consultant’s reasonable fees and other retention terms. Under the charter, the compensation committee may select, or receive advice from, a compensation consultant, legal counsel or other adviser to the compensation committee, other than in-house legal counsel and certain other types of advisers, only after taking into consideration six factors, prescribed by the SEC and Nasdaq, that bear upon the adviser’s independence; however, there is no requirement that any adviser be independent.

During the past fiscal year, after taking into consideration the six factors prescribed by the SEC and Nasdaq described above, the compensation committee engaged Compensia, Inc. as compensation consultants. Compensia, Inc. was selected by the compensation committee based on interviews with a number of compensation consulting firms and on Compensia’s significant experience and strong reputation in the life sciences sector. The compensation committee requested that Compensia, Inc.:

•	evaluate the efficacy of Versartis’ existing compensation strategy and practices in supporting and reinforcing its long-term strategic goals; and

•	assist in refining Versartis’ compensation strategy and in developing and implementing an executive compensation program to execute that strategy.

Compensation Committee Interlocks and Insider Participation

During the past fiscal year, Drs. Akkaraju and Malik and Mr. Greer served on Versartis’ compensation committee. None of the members of the Versartis compensation committee is or has at any time been an officer or was during 2017 an employee of Versartis. None of Versartis’ executive officers currently serves, or in the past year has served, as a member of the Versartis board of directors or compensation committee (or other board committee performing equivalent functions) of any entity that has one or more of its executive officers serving on the Versartis board of directors or compensation committee.

Nominating and Corporate Governance Committee; Director Nominations

The nominating and corporate governance committee of the Versartis board of directors is responsible for identifying, reviewing and evaluating candidates to serve as directors of Versartis (consistent with criteria approved by the Versartis board of directors), recommending to the Versartis board of directors for selection candidates for election to the Versartis board of directors, making recommendations to the Versartis board of directors regarding the membership of the committees of the Versartis board of directors, periodically evaluating the performance of the Versartis board of directors, and developing and reviewing the corporate governance principles of Versartis.

The nominating and corporate governance committee is composed of three directors: Drs. Akkaraju and Malik and Mr. Jennings. All three members of the nominating and corporate governance committee are independent (as independence is currently defined in Rule 5605(a)(2) of the Nasdaq listing standards. The nominating and corporate governance committee met one time during the fiscal year ended December 31, 2017. The Versartis board of directors has adopted a written nominating and corporate governance committee charter that is available to stockholders on the Versartis website at www.versartis.com.

The nominating and corporate governance committee believes that candidates for director should have certain minimum qualifications, including the ability to read and understand basic financial statements, being over 21 years of age and having the highest personal integrity and ethics. The nominating and corporate governance committee also intends to consider such factors as possessing relevant expertise upon which to be able to offer advice and guidance to management, having sufficient time to devote to the affairs of Versartis, demonstrated excellence in his or her field, having the ability to exercise sound business judgment and having the commitment to rigorously represent the long-term interests of Versartis’ stockholders. However, the nominating and corporate governance committee retains the right to modify these qualifications from time to time. Candidates for director nominees are reviewed in the context of the current composition of the Versartis board of directors, the operating requirements of Versartis and the long-term interests of its stockholders. In conducting this assessment, the nominating and corporate governance committee typically considers diversity, age, skills and such other factors as it deems appropriate, given the current needs of the board of directors and Versartis, to maintain a balance of knowledge, experience and capability.

In the case of incumbent directors whose terms of office are set to expire, the nominating and corporate governance committee reviews these directors’ overall service to Versartis during their terms, including the number of meetings attended, level of participation, quality of performance and any other relationships and transactions that might impair the directors’ independence. The nominating and corporate governance committee also takes into account the results of the Versartis board of directors’ self-evaluation, conducted annually on a group and individual basis. In the case of new director candidates, the nominating and corporate governance committee also determines whether the nominee is independent for Nasdaq purposes, which determination is based upon applicable Nasdaq listing standards, applicable SEC rules and regulations and the advice of counsel, if necessary. The nominating and corporate governance committee then uses its network of contacts to compile a list of potential candidates, but may also engage, if it deems appropriate, a professional search firm. The nominating and corporate governance committee conducts any appropriate and necessary inquiries into the backgrounds and qualifications of possible candidates after considering the function and needs of the board of directors. The nominating and corporate governance committee meets to discuss and consider the candidates’ qualifications and then selects a nominee for recommendation to the Versartis board of directors by majority vote.

Stockholder Recommendations for Nominations to the Board of Directors

The nominating and corporate governance committee of the Versartis board of directors will consider director candidates recommended by stockholders. The nominating and corporate governance committee does not intend to alter the manner in which it evaluates candidates, including the minimum criteria set forth above, based on whether or not the candidate was recommended by a stockholder. Stockholders who wish to have proposals considered for inclusion in next year’s proxy materials submit such proposals in writing by                 , to the Versartis Secretary at 1020 Marsh Rd., Menlo Park, California 94025. Stockholders who wish to recommend individuals for consideration by the nominating and corporate governance committee to become nominees for election to the Versartis board of directors at the next annual meeting (that is not to be included in next year’s proxy materials) may do so by delivering a written recommendation to the nominating and corporate governance committee at the following address: 1020 Marsh Rd., Menlo Park, California 94025 no earlier than the close of business on                  and no later than                . Submissions must include all information relating to such nominee that is required to be disclosed pursuant to Regulation 14A under the Exchange Act, the full name of the proposed nominee, a description of the proposed nominee’s business experience for at least the previous five years, complete biographical information, a description of the proposed nominee’s qualifications as a director and a representation that the nominating stockholder is a beneficial or record holder of the Versartis common stock and has been a holder for at least one year. Any such submission must be accompanied by the written consent of the proposed nominee to be named as a nominee and to serve as a director if elected.

Stockholder Communication with the Versartis Board of Directors

Historically, Versartis has not provided a formal process related to stockholder communications with its board of directors. Nevertheless, every effort has been made to ensure that the views of stockholders are heard by the board of directors or individual directors, as applicable, and that appropriate responses are provided to stockholders in a timely manner. Versartis believes its responsiveness to stockholder communications to the board of directors has been excellent.

Code of Ethics

Versartis has adopted a code of conduct that applies to all officers, directors and employees, including those officers responsible for financial reporting. The code of conduct is available on the Versartis website at www.versartis.com. If Versartis makes any substantive amendments to the code of conduct or grants any waiver from a provision of the code of conduct to any executive officer or director, Versartis will promptly disclose the nature of the amendment or waiver on its website. You may also request a printed copy of the code of conduct, without charge, by writing to 1020 Marsh Rd, Menlo Park, CA 94025, Attn: Investor Relations.

Corporate Governance Guidelines

In 2014, the Versartis board of directors documented the governance practices followed by Versartis by adopting corporate governance guidelines to assure that the board of directors will have the necessary authority and practices in place to review and evaluate Versartis’ business operations as needed and to make decisions that are independent of management. The guidelines are also intended to align the interests of directors and management with those of the Versartis stockholders. The corporate governance guidelines set forth the practices the board of directors intends to follow with respect to board composition and selection, board meetings and involvement of senior management, Chief Executive Officer performance evaluation and succession planning, and board committees and compensation. The corporate governance guidelines, as well as the charters for each committee of the Versartis board of directors, may be viewed at www.versartis.com.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Exchange Act requires Versartis’ directors and executive officers, and persons who own more than ten percent of a registered class of Versartis equity securities, to file with the SEC initial reports of ownership and reports of changes in ownership of common stock and other equity securities of Versartis. Officers, directors and greater than ten percent stockholders are required by SEC regulation to furnish Versartis with copies of all Section 16(a) forms they file.

To Versartis’ knowledge, based solely on a review of the copies of such reports furnished to Versartis and written representations that no other reports were required, during the fiscal year ended December 31, 2017, all Section 16(a) filing requirements applicable to its officers, directors and greater than ten percent beneficial owners were complied with, except that eight reports, covering eight separate equity grants, were filed late. Ms. Woody’s report was filed on March 31, 2017 and Messrs. Dobmeier, Greer, Varian, Malik, Jennings, Akkaraju and Sun each filed reports late on June 6, 2017.

Director Compensation

The following table shows for the fiscal year ended December 31, 2017 certain information with respect to the compensation of all non-employee directors of Versartis:

Name	Fees Earned or Paid in Cash ($)	Option Awards ($)(1)	Restricted Stock Awards ($)(1)	Total ($)
Mr. Edmon R. Jennings	$51,000	$68,618	$78,591	$198,209
Dr. Srinivas Akkaraju, M.D., Ph.D.	$85,000	$68,618	$128,593	$282,211
Mr. R. Scott Greer	$45,000	$68,618	$78,591	$192,209
Shahzad Malik, M.D.	$55,000	$68,618	$78,591	$202,209
Dr. Anthony Y. Sun, M.D.	$47,500	$68,618	$78,591	$194,709
Mr. John Varian	$51,250	$68,618	$78,591	$198,459
Mr. Eric Dobmeier	$24,066	$137,236	$133,662	$294,964

(1)

The amounts in this column reflect the aggregate grant date fair value of each option award granted during the fiscal year, computed in accordance with FASB ASC Topic 718. The valuation assumptions used in determining such amounts are described in Note 2 and Note 10 to the financial statements included in Versartis’ Annual Report on Form 10-K for the fiscal year ended December 31, 2017. The table below lists the aggregate number of shares and additional information with respect to the outstanding option awards held by each non-employee director.

The following table shows the aggregate number of option awards outstanding at fiscal year end for each of Versartis’ non-employee directors:

Name	Number of Shares Subject to Outstanding Options as of December 31, 2017	Number of Shares Subject to Outstanding Stock Awards as of December 31, 2017
Mr. Edmon R. Jennings	80,931	23,880
Dr. Srinivas Akkaraju, M.D., Ph.D.	67,628	26,155
Mr. R. Scott Greer	69,575	23,880
Shahzad Malik, M.D.	69,575	23,880
Dr. Anthony Y. Sun, M.D.	69,575	23,880
Mr. John Varian	69,575	23,880
Mr. Eric Dobmeier	13,700	18,160

Versartis Non-Employee Director Compensation Policy

In March 2014, the Versartis board of directors approved a non-employee director compensation policy that became effective upon the completion of Versartis’ initial public offering, or the IPO, and was subsequently amended effective as of May 21, 2015, March 17, 2016 and January 27, 2017.

Under this policy, Versartis will pay each of its non-employee directors a cash retainer for service on the Versartis board of directors and for service on each committee on which the director is a member. The chairman of each committee receives an additional retainer for such service. These retainers are payable in arrears in four equal quarterly installments on the last day of each quarter, provided that the amount of such payment will be prorated for any portion of such quarter that the director is not serving on Versartis board of directors. The retainers paid to non-employee directors for service on the Versartis board of directors and for service on each committee of the board of directors on which the director is a member are as follows:

	Member Annual Service Retainer	Chairman Annual Service Retainer
Board	$40,000	$30,000
Audit Committee	$7,500	$15,000
Compensation Committee	$5,000	$15,000
Nominating and Corporate Governance Committee	$3,500	$10,000

In addition, on the date of each Versartis special meeting of stockholders held, each non-employee director that continues to serve as a non-employee member on Versartis board of directors will receive equity awards under the 2014 Plan, with a total grant date fair value of $140,000, with 60% of the grant date value allowed to a stock option grant and 40% of the grant date value to a restricted stock unit award. Each stock award will vest in full on the earlier of the date of the Versartis annual stockholder meeting following the meeting in connection with which it was granted, or the first anniversary of the grant date. The exercise price of such options will equal the fair market value of Versartis common stock on the date of grant. For any new non-employee director who joins the Versartis board of directors, the initial equity award will have a total grant date fair value of $140,000, and the awards will vest on an annual basis over three years. For a new non-employee director is elected or appointed at a time other than at the Versartis special meeting of stockholders, then the director will receive an additional award with a grant date fair value of $140,000, prorated for the number of days from such election or appointment until the next special meeting, and the award will vest on the date of first special meeting following such election or appointment. In each case, vesting of the award is subject to the director’s continuous service on each vesting date. This policy is intended to provide a total compensation package that enables Versartis to attract and retain qualified and experienced individuals to serve as directors and to align Versartis directors’ interests with those of Versartis stockholders.

In accordance with this policy prior to its amendment in March 2016, Versartis paid each of its non-employee directors a cash retainer of $35,000 for the year ended December 31, 2015 for their service on the board of directors. Directors have been and will continue to be reimbursed for expenses directly related to their activities as directors, including attendance at board and committee meetings. Directors are also entitled to the protection provided by their indemnification agreements and the indemnification provisions in Versartis’ certificate of incorporation and bylaws.

VERSARTIS EXECUTIVE COMPENSATION

Summary Compensation Table

The following table shows compensation awarded to or earned by the Versartis named executive officers for the fiscal years ended December 31, 2017 and 2016.

Name and Principal Position	Year	Salary ($)	Bonus ($)(1)	Stock Award ($)(2)	Option Awards ($)(2)	Non-Equity Incentive Plan Compensation ($)(3)	All Other Compensation ($)	Total ($)
Jay Shepard(4) Chief Executive Officer	2017	$541,298	—	$2,037,360	$1,392,069	$94,500	$5,570	$4,070,797
	2016	$522,173	—	$692,064	$1,510,089	$337,900	$6,337	$3,068,563

Tracy M. Woody(5) Chief Commercial Officer	2017	$492,354	—	$1,319,560	$1,353,730	$39,760	$1,783	$3,207,187

Robert Gut, M.D., Ph.D.(6)	2017	$349,610	—	$1,375,330	$1,674,925	$19,073	$1,374	$3,420,312
Former Chief Medical Officer

Joshua T. Brumm(7) Former Chief Financial Officer and Former Chief Operating Officer	2017	$951,701	—	$627,770	$630,130	—	$1,855	$2,211,456
	2016	$376,989	$70,000	$397,880	$604,902	$150,901	$2,461	$1,603,133

Colin Hislop, M.D.(8) Former Chief Medical Officer	2017	$588,379	—	$278,850	$419,830	—	$6,270	$1,293,329
	2016	$289,665	$35,000	$60,100	$1,244,095	$104,621	$5,112	$1,738,593

(1)	These amounts represent discretionary bonuses for extraordinary performance in 2017 as awarded by the compensation committee of the Versartis board of directors.
(2)

In accordance with SEC rules, this column reflects the aggregate fair value of the stock and option awards granted during the respective fiscal year computed as of their respective grant dates in accordance with Financial Accounting Standard Board Accounting Standards Codification Topic 718 for stock-based compensation transactions (ASC 718). The valuation assumptions used in determining such amounts are described in Note 2 and Note 10 to the financial statements included in Versartis’ Annual Report on Form 10-K for the fiscal year ended December 31, 2017.

(3)

Amounts reported in the non-equity incentive compensation plan column represent awards earned based on the achievement of Versartis company goals for the fiscal year presented as determined by the compensation committee of the Versartis board of directors.

(4)	Mr. Shepard was appointed as the Versartis Chief Executive Officer in May 2015. Prior to May 2015, he was a member and chairman of the board of directors.
(5)	Ms. Woody joined Versartis in March 2017.
(6)	Dr. Gut joined Versartis in September 2017. On May 3, 2018, Versartis notified Dr. Gut that his employment would be terminated effective June 18, 2018.
(7)

Mr. Brumm became the Versartis Chief Operating Officer effective January 27, 2017. On December 1, 2017 Mr. Brumm resigned. In connection with Mr. Brumm’s resignation, 20,086 unvested and outstanding equity awards were accelerated and the value realized for said shares equals $45,194.

(8)	Dr. Hislop joined Versartis in April 2016. On October 6, 2017, Versartis notified Dr. Hislop that his employment would be terminated effective October 20, 2017.

Narrative to Summary Compensation Table

Employment Offer Letters

Versartis has entered into employment offer letters with each of its named executive officers. The offer letters provide for “at will” employment and set forth the terms and conditions of employment, including annual base salary, target bonus opportunity, equity compensation, severance benefits and eligibility to participate in

Versartis employee benefit plans and programs. The Versartis named executive officers were each required to execute Versartis’ standard proprietary information and inventions agreement. The material terms of these offer letters are summarized below. These summaries are qualified in their entirety by reference to the actual text of the offer letters, which are filed as exhibits to the Versartis 2017 Annual Report on Form 10-K.

Jay Shepard

Versartis entered into an employment offer letter with Mr. Shepard, the Chief Executive Officer, on May 12, 2015. Effective as of May 6, 2015, the day of his appointment as the Versartis Chief Executive Officer, Mr. Shepard received an annual base salary of $500,000, with an annual target bonus of 50% of that base salary, based upon the achievement of performance criteria established by the Versartis board of directors.

In connection with his employment, on May 11, 2015, Mr. Shepard was granted an option to purchase 309,000 shares of Versartis common stock under the 2014 Equity Incentive Plan, or the 2014 Plan. The option was granted with a per share exercise price equal to the fair market value of Versartis common stock on the grant date. The option will vest over four years, with 25% of the shares subject to the option vesting on the first anniversary of his start date, and the remaining 75% of the shares subject to the option vesting in 36 substantially equal monthly installments thereafter, subject to his continuous service with Versartis on each applicable vesting date. In connection with the commencement of his employment, on May 11, 2015, Mr. Shepard also received restricted stock units (RSUs) for 96,000 shares of Versartis common stock. The RSUs will vest in four equal annual installments on the first, second, third and fourth anniversaries of his start date as Versartis’ Chief Executive Officer, subject to his continuous service on each vesting date.

On January 28, 2016, the compensation committee increased Mr. Shepard’s annual base salary to $520,000, with an annual target bonus of 50% of that base salary, based upon the achievement of performance criteria established by the Versartis board of directors. Also on January 28, 2016, the compensation committee granted Mr. Shepard an option to purchase 209,200 shares of Versartis common stock under the 2014 Plan. The option will vest over four years, with 8.33% of the shares subject to the option vesting on May 28, 2016 and the remaining 91.67% of the shares subject to the option vesting in 44 substantially equal monthly installments thereafter, subject to his continuous service with Versartis on each applicable vesting date. Also on January 28, 2016, the compensation committee granted Mr. Shepard RSUs for 64,800 shares of Versartis common stock. The RSUs will vest in four equal annual installments on the first, second, third and fourth anniversaries of the date of grant, subject to his continuous service on each vesting date.

On January 27, 2017, the compensation committee increased Mr. Shepard’s annual base salary to $540,000, with an annual target bonus of 50% of that base salary, based upon the achievement of performance criteria established by the Versartis board of directors. Also on January 27, 2017, the compensation committee granted Mr. Shepard an option to purchase 144,900 shares of Versartis common stock under the 2014 Plan, and such options will vest over four years in 48 substantially equal monthly installments. Also on January 27, 2017, the compensation committee granted Mr. Shepard RSUs for 74,700 shares of Versartis common stock. For 10,000 of those shares, one-third will vest on each of the first three anniversaries of the vesting start date, which is January 27, 2017. For the remaining 64,700 shares, 25% will vest on each of the first four anniversaries of the vesting start date, which is January 27, 2017.

On October 4, 2017, the Versartis board of directors approved a cash retention bonus for certain of Versartis’ employees, including its Chief Executive Officer, Jay P. Shepard, pursuant to which employees will receive a bonus equal to six month’s salary payable after 12 months, conditioned on the employee’s continuing employment on such date. Mr. Shepard will receive a cash bonus of $270,000 payable after 12 months subject to his continuing employment as of such date. Also on October 4, 2017, the Versartis board of directors approved a new severance benefit plan for certain of Versartis’ employees, including Mr. Shepard, or the Severance Benefit Plan. Pursuant to the Severance Benefit Plan, if Mr. Shepard is involuntarily terminated without cause (as defined in the Severance Benefit Plan) prior to October 5, 2018, then, upon execution of a general waiver and release, he will be entitled to a lump sum in the amount of 18 months of his then-effective base salary plus a lump sum equal to 140% of his monthly insurance premium in effect in September 2017 multiplied by 18 months. The Severance Benefit Plan supersedes any and all previously announced or maintained severance plans, except for the Versartis Change in Control Severance Benefit Plan, which remains in full force and effect.

On October 6, 2017, the compensation committee granted Mr. Shepard RSUs for 189,000 shares of Versartis common stock as part of the retention plan. Such RSU shall have an effective date of grant of October 6, 2017 with 50% of the shares subject to the award shall vest on each of the first and second anniversaries of the vesting commencement date, respectively, subject to his continuous service on each applicable vesting date.

On December 20, 2017, the compensation committee granted Mr. Shepard RSUs for 223,000 shares of Versartis common stock as part of the Versartis Non-Employee Director Compensation Policy. Such RSU shall have an effective date of grant of December 20, 2017 with 25% of the shares subject to the restricted stock units vest on each of the first four anniversaries of the vesting commencement date, which shall be same as the effective date of grant.

In addition, Mr. Shepard’s offer letter provides that upon a qualifying termination of employment, he will be entitled to certain severance payments and benefits, which are described below under “—Potential payments upon termination or change in control.”

Tracy M. Woody

Versartis entered into an employment offer letter with Ms. Woody, the Chief Commercial Officer, on February 22, 2017. Effective as of March 22, 2017. Ms. Woody received an annual base salary of $365,000, with an annual target bonus of 40% of that base salary, based upon the achievement of performance criteria established by the Versartis board of directors. In addition, a relocation clause was included in the employment letter which included Versartis paying directly for: (1) three months of rent (up to a maximum of $8,000 a month), (2) travel expenses for three house hunting trips for Ms. Woody and her family, and (3) $100,000 grossed up to offset the cost of moving to the San Francisco bay area and to counterbalance taxes.

In connection with her employment, on February 22, 2017, Ms. Woody was granted an option to purchase 100,000 shares of Versartis common stock under the 2014 Plan. The option was granted with a per share exercise price equal to the fair market value of Versartis common stock on the grant date. The option will vest over four years, with 25% of the shares subject to the option vesting on the first anniversary of her start date, and the remaining 75% of the shares subject to the option vesting in 36 substantially equal monthly installments thereafter, subject to her continuous service with Versartis on each applicable vesting date. In connection with the commencement of her employment, on February 22, 2017, Ms. Woody also received RSUs for 45,000 shares of Versartis common stock. The RSUs will vest in four equal annual installments on the first, second, third and fourth anniversaries of her start date as the Versartis Chief Commercial Officer, subject to her continuous service on each vesting date.

On October 4, 2017, the Versartis board of directors approved a cash retention bonus for certain of Versartis’ employees, including its Chief Commercial Officer, Ms. Woody, pursuant to which employees will receive a bonus equal to six month’s salary payable after 12 months, conditioned on the employee’s continuing employment on such date. Ms. Woody will receive a cash bonus of $182,500 payable after 12 months subject to her continuing employment as of such date. Also on October 4, 2017, the Versartis board of directors approved a new severance benefit plan for certain of Versartis’ employees, including Ms. Woody. Pursuant to the Severance Benefit Plan, if Ms. Woody is involuntarily terminated without cause (as defined in the Severance Benefit Plan) prior to October 5, 2018, then, upon execution of a general waiver and release, she will be entitled to a lump sum in the amount of 12 months of hers then-effective base salary plus a lump sum equal to 140% of his monthly insurance premium in effect in September 2017 multiplied by 12 months. The Severance Benefit Plan supersedes any and all previously announced or maintained severance plans, except for Versartis’ Change in Control Severance Benefit Plan, which remains in full force and effect.

On October 6, 2017, the compensation committee granted Ms. Woody RSUs for 82,000 shares of Versartis common stock as part of the retention plan. Such RSU shall have an effective date of grant of October 6, 2017 with 50% of the shares subject to the award shall vest on each of the first and second anniversaries of the vesting commencement date, respectively, subject to her continuous service on each applicable vesting date.

On December 20, 2017, the compensation committee granted Ms. Woody RSUs for 93,100 shares of Versartis common stock as part of the Versartis Non-Employee Director Compensation Policy. Such RSU shall have an effective date of grant of December 20, 2017 with 25% of the shares subject to the RSUs vest on each of the first four anniversaries of the vesting commencement date, which shall be same as the effective date of grant.

In addition, Ms. Woody’s offer letter provides that upon a qualifying termination of employment, she will be entitled to certain severance payments and benefits, which are described below under “—Potential payments upon termination or change in control.”

Robert Gut

Versartis entered into an employment offer letter with Dr. Gut, the Chief Medical Officer, on August 8, 2017. Effective as of his start date on September 5, 2017 until his termination on June 18, 2018, Dr. Gut received an annual base salary of $425,000, with an annual target bonus of 40% of that base salary, based upon the achievement of performance criteria established by the Versartis board of directors. In addition, a relocation clause was included in the employment letter which included Versartis paying directly for: (1) three months of rent (up to a maximum of $8,000 a month), (2) travel expenses for three house hunting trips for Dr. Gut and his family, and (3) $100,000 grossed up to offset the cost of moving to the San Francisco bay area and to counterbalance taxes.

In connection with his employment, on September 5, 2017, Dr. Gut was granted an option to purchase 107,000 shares of Versartis common stock under the 2014 Plan. The option was granted with a per share exercise price equal to the fair market value of Versartis common stock on the grant date. The option will vest over four years, with 25% of the shares subject to the option vesting on the first anniversary of his start date, and the remaining 75% of the shares subject to the option vesting in 36 substantially equal monthly installments thereafter, subject to his continuous service with Versartis on each applicable vesting date. In connection with the commencement of his employment, on September 5, 2017, Dr. Gut also received RSUs for 48,000 shares of Versartis common stock. The RSUs will vest in four equal annual installments on the first, second, third and fourth anniversaries of his start date as the Versartis Chief Medical Officer, subject to his continuous service on each vesting date.

On October 4, 2017, the Versartis board of directors approved a cash retention bonus for certain of Versartis’ employees, including its Chief Medical Officer, Dr. Gut, pursuant to which employees will receive a bonus equal to six month’s salary payable after 12 months, conditioned on the employee’s continuing employment on such date. Dr. Gut will receive a cash bonus of $212,000 payable after 12 months subject to his continuing employment as of such date. Also on October 4, 2017, the Versartis board of directors approved a new severance benefit plan for certain of Versartis’ employees, including Dr. Gut. Pursuant to the Severance Benefit Plan, if Dr. Gut is involuntarily terminated without cause (as defined in the Severance Benefit Plan) prior to October 5, 2018, then, upon execution of a general waiver and release, he will be entitled to a lump sum in the amount of 12 months of his then-effective base salary plus a lump sum equal to 140% of his monthly insurance premium in effect in September 2017 multiplied by 12 months. The Severance Benefit Plan supersedes any and all previously announced or maintained severance plans, except for the Versartis Change in Control Severance Benefit Plan, which remains in full force and effect.

On October 6, 2017, the compensation committee granted Dr. Gut RSUs for 88,000 shares of Versartis common stock as part of the retention plan. Such RSU shall have an effective date of grant of October 6, 2017 with 50% of the shares subject to the award shall vest on each of the first and second anniversaries of the vesting commencement date, respectively, subject to his continuous service on each applicable vesting date.

On December 20, 2017, the compensation committee granted Dr. Gut RSUs for 91,300 shares of Versartis common stock as part of the Versartis Non-Employee Director Compensation Policy. Such RSU shall have an effective date of grant of December 20, 2017 with 25% of the shares subject to the RSUs vest on each of the first four anniversaries of the vesting commencement date, which shall be same as the effective date of grant.

On May 3, 2018, Versartis notified Dr. Gut that his employment would be terminated effective June 18, 2018. Dr. Gut is entitled to certain severance payments and benefits, which are described below under “—Potential payments upon termination or change in control.”

Joshua T. Brumm

Versartis entered into an employment offer letter with Mr. Brumm on November 8, 2013, pursuant to which he served as the Chief Financial Officer. In connection with his employment, on December 5, 2013, Mr. Brumm was granted an option to purchase 152,108 shares of Versartis common stock under the 2009 Plan, with a per share exercise price equal to the fair market value of Versartis common stock on the date of grant. The option will vest over four years, with 25% of the shares subject to the option vesting on the first anniversary of his start date, and the remaining 75% of the shares subject to the option vesting in 36 substantially equal monthly installments thereafter, subject to his continuous service on each applicable vesting date.

Effective January 1, 2015, Mr. Brumm received an annual base salary of $353,600, with an annual target bonus of 40% of that base salary, based upon the achievement of performance criteria established by Versartis’ Chief Executive Officer and approved by the Versartis board of directors.

On January 28, 2016, the compensation committee increased Mr. Brumm’s annual base salary to $374,816, with an annual target bonus of 50% of that base salary, based upon the achievement of performance criteria established the Chief Executive Officer and approved by the Versartis board of directors. Also on January 28, 2016, the compensation committee granted Mr. Brumm an option to purchase 83,800 shares of Versartis common stock under the 2014 Plan. The option will vest over four years, in equal monthly installments commencing on the date of grant, subject to his continuous service on each applicable vesting date. Also on January 28, 2016, the compensation committee granted Mr. Brumm RSUs for 26,000 shares of Versartis common stock. The RSUs will vest in four equal annual installments on the first, second, third and fourth anniversaries of the date of grant, subject to his continuous service on each vesting date.

On October 11, 2016, the compensation committee approved a one-time cash bonus payment of $70,000 and a grant of RSUs for 10,000 shares of Versartis common stock to Mr. Brumm. The RSUs will vest as to 33.33%, 33.33%, and 33.34% of the shares, respectively, on each of the first, second, and third anniversaries of the vesting start date, which is the date of grant, subject to his continuous service on each vesting date.

On January 27, 2017, the compensation committee increased Mr. Brumm’s annual base salary to $428,000, with an annual target bonus of 40% of that base salary, based upon the achievement of performance criteria established by Versartis’ Chief Executive Officer and approved by the Versartis board of directors. Also on January 27, 2017, the compensation committee granted Mr. Brumm an option to purchase 65,590 shares of Versartis common stock under the 2014 Plan, and such options will vest over four years in 48 substantially equal monthly installments. Also on January 27, 2017, the compensation committee granted Mr. Brumm RSUs for 43,900 shares of Versartis common stock. 25% of the RSU shares will vest on each of the first four anniversaries of the vesting start date, which is January 27, 2017.

On November 20, 2017, Versartis entered into a separation agreement with Mr. Brumm pursuant to which Mr. Brumm resigned effective December 1, 2017. Mr. Brumm remained available to assist with the transition through December 31, 2017. Under the separation agreement, Mr. Brumm received, in exchange for, among other things, a general release of all known and unknown legal claims, a lump sum of $510,008, (which is equivalent to one year of base salary plus a lump sum payment of 150% of the cost of Mr. Brumm’s monthly insurance premiums for group health insurance as in effect in September 2017) multiplied by 12 months, six months’ acceleration of the unvested portion of all of Mr. Brumm’s outstanding equity awards, and a period of one year post-separation to exercise his outstanding vested stock options.

Dr. Colin Hislop

Versartis entered into an employment offer letter with Dr. Hislop, who served as the Chief Medical Officer, on February 18, 2016. Effective as of his start date on April 4, 2016 until his termination on October 20, 2017, Dr. Hislop received an annual base salary of $385,000, with an annual target bonus of 40% of that base salary, based upon the achievement of personal and corporate criteria established by Versartis’ Chief Executive Officer and approved by the Versartis board of directors.

In connection with his employment, Dr. Hislop was granted an option to purchase 223,100 shares of Versartis common stock under the 2014 Plan, with a per share exercise price equal to the fair market value of Versartis common stock on the date of grant. The option will vest over four years, with 25% of the shares subject to the option vesting on the first anniversary of his start date, and the remaining 75% of the shares subject to the option vesting in 36 substantially equal monthly installments thereafter, subject to his continuous service on each applicable vesting date.

On October 11, 2016, the compensation committee approved a one-time cash bonus payment of $35,000 and a grant of RSUs for 5,000 shares of Versartis common stock to Dr. Hislop. The RSUs will vest with 33.33%, 33.33%, and 33.34% of the shares, respectively, on each of the first, second, and third anniversaries of the vesting start date, which is the date of the grant, subject to his continuous service on each vesting date.

On January 27, 2017, the compensation committee increased Dr. Hislop’s annual base salary to $420,000, with an annual target bonus of 40% of that base salary, based upon the achievement of performance criteria established by Versartis’ Chief Executive Officer and approved by the Versartis board of directors. Also on January 27, 2017, the compensation committee granted Dr. Hislop an option to purchase 43,700 shares of Versartis common stock under the 2014 Plan. The option will vest over four years, with 6.25% of the shares subject to the option vesting on April 27, 2017, and the remaining shares vesting in 45 substantially equal monthly installments thereafter, subject to his continuous service on each vesting date. Also on January 27, 2017, the compensation committee granted Dr. Hislop RSUs for 19,500 shares of Versartis common stock. 25% of the RSU shares will vest on each of the first four anniversaries of the vesting start date, which is January 27, 2017, subject to his continuous service on each vesting date.

On October 6, 2017, Versartis notified Dr. Hislop that he would be terminated effective October 20, 2017. Dr. Hislop received as a severance benefit a lump sum payment in the aggregate amount of $206,339, which includes $175,000 representing five months of base salary and $31,339 representing five months of continued welfare benefits.

Employee benefit plans

The Versartis named executive officers are eligible to participate in Versartis’ employee benefit plans, including Versartis’ medical, dental, vision, group life and accidental death and dismemberment insurance plans, in each case, on the same basis as all of Versartis’ other employees. Versartis maintain a 401(k) plan for the benefit of its eligible employees, including the named executive officers, as discussed in the section below entitled “—401(k) Plan.”

401(k) plan

Versartis maintain a retirement savings plan, or 401(k) plan, that provides eligible U.S. employees with an opportunity to save for retirement on a tax advantaged basis. Under the Versartis 401(k) plan, eligible employees may defer eligible compensation subject to applicable annual contribution limits imposed by the Internal Revenue Code of 1986, as amended, or the Code. Versartis employees’ pre-tax contributions are allocated to each participant’s individual account. Participants are immediately and fully vested in their contributions. Versartis does not currently provide an employer match on employee contributions. The 401(k) plan is intended to be qualified under Section 401(a) of the Code with the 401(k) plan’s related trust intended to be tax exempt under Section 501(a) of the Code. As a tax-qualified retirement plan, contributions to the 401(k) plan and earnings on those contributions are not taxable to the employees until distributed from the 401(k) plan.

Pension benefits

Versartis does not maintain any pension benefit plans.

Nonqualified deferred compensation

Versartis does not maintain any nonqualified deferred compensation plans.

Outstanding Awards at Fiscal Year End

The following table shows for the fiscal year ended December 31, 2017, certain information regarding outstanding equity awards at fiscal year-end for the Versartis named executive officers. Each award set forth below is subject to accelerated vesting upon a qualifying termination of the executive’s employment with Versartis following a change in control, as described under “—Potential Payments Upon Termination or Change in Control.”

	Option Awards(1)(2)						Stock Awards(1)
Name	Grant Date		Number of Securities Underlying Unexercised options (#) exercisable	Number of Securities Underlying Unexercised options (#) unexercisable	Option Exercise Price ($)	Option Expiration Date	Number of shares or units of stock that have not vested (#)	Market value of shares or units of stock that have not vested ($)
Jay Shepard	12/28/2013	(2)	78,891	—	$2.53	12/27/2023	—	—
	2/19/2014	(2)	43,487	1,891	$8.165	2/18/2024	—	—
	5/11/2015	(4)	—	—	—	—	48,000	$105,600
	5/11/2015	(2)	199,562	109,438	$15.19	5/10/2015	—	—
	1/28/2016	(5)	100,241	108,959	$10.68	1/27/2027	—	—
	1/28/2016	(4)	—	—	—	—	48,600	$106,920
	1/27/2017	(6)	33,206	111,694	$14.30	1/26/2027	—	—
	1/27/2017	(4)	—	—	—	—	74,700	$164,340
	10/06/2017	(4)	—	—	—	—	189,000	$415,800
	12/20/2017	(4)	—	—	—	—	223,000	$490,600

Tracy M. Woody	3/22/2017	(7)	—	100,000	$20.15	3/21/2027	—	—
	3/22/2017	(4)	—	—	—	—	45,000	$99,000
	10/06/2017	(4)	—	—	—	—	82,000	$180,400
	12/20/2017	(4)	—	—	—	—	93,100	$204,820

Robert Gut, M.D., Ph.D.	9/05/2017	(7)	—	107,000	$19.80	9/04/2027	—	—
	9/05/2017	(4)	—	—	—	—	48,000	$105,600
	10/06/2017	(4)	—	—	—	—	88,000	$193,600
	12/20/2017	(4)	—	—	—	—	91,300	$200,860

Joshua T. Brumm	12/5/2013	(2)	138,805	—	$2.53	12/4/2023	—	—
	12/31/2013	(2)	4,347	—	$3.34	12/30/2023	—	—
	2/19/2014	(2)	53,569	—	$8.17	2/18/2024	—	—
	6/11/2014	(4)	—	—	—	—		$8,250
	6/11/2014	(6)	31,332		$31.96	6/10/2024	—	—
	12/26/2014	(4)	—	—	—	—		$5,744
	12/26/2014	(6)	20,818		$22.24	12/25/2024	—	—
	1/28/2016	(6)	48,883		$10.68	1/27/2026	—	—
	1/28/2016	(4)	—	—	—	—		$28,600
	10/11/2016	(3)	—	—	—	—		$14,665
	1/27/2017	(6)	21,863		$14.30	1/26/2027	—	—
	1/27/2017	(4)	—	—	—	—		$72,435

Colin Hislop, M.D.	4/4/2016	(7)	48,662		$8.17	4/3/2026	—	—
	10/11/2016	(3)	—	—	—	—		$7,333
	1/27/2017	(6)	7,283		$14.30	1/26/2027	—	—
	1/27/2017	(4)	—	—	—	—		$42,900

(1)	Vesting of all options and restricted stock units is subject to continued service on the applicable vesting date.

(2)

The shares subject to the stock options vest over a four-year period as follows: 25% of the shares underlying the options vest on the one-year anniversary of the vesting start date, and thereafter 1/48th of the shares vest each month.

(3)

The shares subject to these restricted stock units vest according to the following schedules: one-third of the shares subject to the award vest on each of the first, second and third anniversaries of the grant date.

(4)	The shares subject to these restricted stock units vest according to the following schedule: 25% of the shares vest on each of the first, second, third and fourth anniversaries of the grant date.
(5)	4/48th of the shares subject to the option became exercisable on May 28, 2016, and the balance of the shares vest and become exercisable monthly thereafter.
(6)	1/48th of the shares subject to the option become exercisable monthly measured from the date of the grant.
(7)

1/4th of the total number of shares subject to the option shall vest on the first yearly anniversary of the vesting commencement date and 1/36th of the remaining number of shares subject to the option shall vest on each monthly anniversary of the vesting commencement date thereafter.

Potential Payments Upon Termination or Change in Control

Severance benefits other than in connection with a change in control

Mr. Shepard

Mr. Shepard’s offer letter provides that if Versartis terminates his employment for any reason other than cause or permanent disability, or a qualifying termination, if Mr. Shepard (i) executes and does not revoke a release of claims within 60 days following the date he terminates employment with Versartis, (ii) returns all of Versartis property in his possession and (iii) resigns as a member of the board of directors, he will be entitled to twelve months of salary continuation payments and if he timely elects to continue his health insurance coverage under COBRA, Versartis will pay a portion of his monthly COBRA premiums (at the same rate that Versartis pays for active employees) for up to twelve months following the date he terminates employment with Versartis. In addition, in the event of a qualifying termination, each of the option and restricted stock units granted to him under his offer letter will be credited with twelve months of service for purposes of vesting and the vested portion of such option and RSU shall remain exercisable for up to six months following the date he terminates service with Versartis.

Ms. Woody

Ms. Woody’s offer letter provides that if Versartis terminates her employment for any reason other than cause or permanent disability, and a separation occurs, and the separation is not in connection with a change in control or if Ms. Woody terminates her employment for good reason, if Ms. Woody (i) executes and does not revoke a release of claims within 60 days following the date she terminates employment with Versartis, (ii) returns all of Versartis property in her possession, she will be entitled to six months of salary continuation payments and if she timely elects to continue her health insurance coverage under COBRA, Versartis will pay a portion of her monthly COBRA premiums (at the same rate that Versartis pays for active employees) for up to six months following the date she terminates employment with Versartis. In addition, in the event of a qualifying termination, Versartis will accelerate the vesting of the number of shares subject to the option and RSU that would have vested in the six-month period after her separation. Furthermore, Ms. Woody will have the opportunity to exercise the vested portion of her option until the first anniversary of her termination.

Dr. Gut

Dr. Gut’s offer letter provides that if Versartis terminates his employment for any reason other than cause or permanent disability and a separation occurs, and the separation is not in connection with a change in control, if Dr. Gut (i) have executed a general release of all claims that he may have against Versartis or persons affiliated with Versartis, (ii) have returned all Versartis property in his possession, he will be entitled to six months of salary continuation payments and if he timely elects to continue his health insurance coverage under COBRA,

Versartis will pay a portion of his monthly COBRA premiums (at the same rate that Versartis pays for active employees) for up to six months following the date he terminates employment with Versartis. In addition, in the event of a qualifying termination, Versartis will accelerate the vesting of the number of shares subject to the option and RSU that would have vested in the six month period after his separation. Furthermore, Dr. Gut will have the opportunity to exercise the vested portion of his option until the first anniversary of his termination.

Change in control

Change in control severance benefit plan

Versartis has adopted a change in control severance benefit plan, or the severance plan. The severance plan provides certain of Versartis employees, including each of the named executive officers, with severance payments and benefits upon certain qualifying terminations of employment within a one-year period following the closing of a change in control, as defined in the severance plan. The summary below is qualified by reference to the actual text of the severance plan, which is filed as an exhibit to Versartis’ Form S-1, as amended, filed with the SEC on March 10, 2014. Versartis does not believe that the merger constitutes a change in control under the severance plan.

Under the severance plan, in the event of a participant’s involuntary termination without cause (and not due to death or disability) or if a participant resigns for good reason, if the participant in the severance plan (i) executes and does not revoke a release of claims within 60 days following the date he terminates employment with Versartis and (ii) returns all of Versartis’ property in his possession, he will be entitled to cash severance equal to the sum of his or her monthly base salary and monthly annual bonus target, multiplied by a severance multiplier, which is 15 in the case of Mr. Shepard and 12 in the cases of Ms. Woody and Dr. Gut. In addition, following a qualifying termination, if a participant timely elects to continue his or her health insurance coverage under COBRA, Versartis will pay a portion of his or her monthly COBRA premiums for up to 15 months in the case of Mr. Shepard, and 12 months in the cases of Ms. Woody and Dr. Gut, following the date of termination.

All stock awards which are vested and exercisable as of the date of a qualifying termination under the severance plan (including by virtue of the provisions of the applicable equity plan) will remain outstanding and exercisable until the earliest to occur of (i) the last day of the applicable severance period, which is 15 months in the case of Mr. Shepard and 12 months in the cases of Ms. Woody and Dr. Gut and (i) the expiration of the original term of such stock awards.

If one of the Versartis named executive officers is entitled to severance benefits under the severance plan by virtue of a qualifying termination of employment within 12 months following a change in control, he or she would not be entitled to severance benefits under the terms of his or her offer letter.

In addition, the severance plan provides that, except as otherwise expressly provided in an agreement between Versartis and a participant, if any payment or benefit a participant would receive in connection with a change in control would constitute a “parachute payment” within the meaning of Section 280G of the Code and such payment or benefit would be subject to the excise tax imposed by Section 4999 of the Code, then such payment or benefit will be equal to either (1) the largest portion of the change in control payment that would result in no portion of the payment or benefit being subject to the excise tax, or (2) the largest portion, up to and including the total payment or benefit, whichever amount, after taking into account all applicable taxes, including the excise tax (all computed at the highest applicable marginal rate), would result in the participant’s receipt, on an after-tax basis, of the greatest economic benefit to the participant, notwithstanding that all or some portion of the payment or benefit may be subject to the excise tax. If a reduction is so required, the reduction will occur in the order specified in the severance plan.

Treatment of options under the Versartis 2009 Stock Plan

The Versartis 2009 Stock Plan, or 2009 Plan, provides that outstanding options will be treated as follows in the event of a change in control, subject to any other limitations proposed by the administrator of the 2009 Plan:

•	Immediately prior to the consummation of a change in control, outstanding repurchase rights held by Versartis related to any outstanding options will terminate;

•

To the extent that outstanding options are not assumed or otherwise continued in connection with a change in control, the shares subject to each outstanding option will vest in full immediately prior to the closing of the change in control and the option will terminate immediately following the change in control; or

•

If outstanding options are assumed or otherwise continued in connection with a change in control, in the event of an involuntary termination of employment (as defined in the 2009 Plan) within 12 months following the closing of the change in control, the shares subject to such assumed or continued options will vest in full on the date of termination.

•

In addition, Versartis’ form of option agreement under the 2009 Plan provides that if options are not assumed or otherwise continued in connection with a change in control transaction, the options subject to such agreements will become fully exercisable.

For purposes of the 2009 Plan, a change in control generally means (i) a merger, consolidation or other reorganization in which securities representing more than 50% of the total combined voting power of Versartis outstanding securities are beneficially owned, directly or indirectly, by a person or persons different from the person or persons who beneficially owned those securities immediately prior to such transaction, (ii) a sale, transfer or other disposition of all or substantially all of Versartis assets, or (iii) any person becomes the “beneficial owner”, directly or indirectly, of securities representing 50% or more of the total voting power of the then outstanding securities. Versartis does not believe that the merger constitutes a change in control under the 2009 Plan.

For purposes of the 2009 Plan, an involuntary termination generally means, during the 12 months following the closing of a change in control, either (1) a termination of service other than for misconduct (as defined in the 2009 Plan) or (2) a voluntary resignation following: a material diminution in the optionee’s base compensation; a material diminution in the optionee’s authority, duties, position or responsibilities; a material diminution in the authority, duties, position or responsibilities of the optionee’s supervisor (including a requirement that an optionee report to a corporate officer or employee instead of directly to the Versartis board of directors); a material diminution in the budget over which the optionee retains authority; a relocation of the optionee’s principal place of work to a location more than 50 miles away from the principal place of work prior to a change in control; or any other act or omission that constitutes a material breach by Versartis of the 2009 Plan.

Treatment of stock awards under the Versartis 2014 Equity Incentive Plan

The Versartis 2014 Equity Incentive Plan, or 2014 Plan, provides that in the event of certain corporate transactions, as defined in the 2014 Plan, the following provisions will apply to outstanding stock awards, unless otherwise provided in a stock award agreement or any other written agreement between Versartis and a participant, or unless otherwise expressly provided by the Versartis board of directors at the time of grant of a stock award:

•

The surviving or acquiring corporation (or its parent) may assume, continue or substitute similar stock awards for outstanding stock awards under the 2014 Plan and any reacquisition or repurchase rights held by Versartis may be assigned to the surviving or acquiring corporation (or its parent); provided, that if any such stock awards are so assumed, continued or substituted, if a participant incurs an involuntary termination on or within 12 months following the date of such corporate transaction, any unvested shares subject to such assumed, continued or substituted stock awards will vest in full as of the date of such termination;

•

To the extent that outstanding stock awards are not so assumed, continued or substituted, the vesting and, if applicable, exercisability of any such stock awards held by participants whose continuous service has not terminated prior to the effective time of the corporate transaction will be accelerated in full to a date prior to the effective time of such corporate transaction, and such stock awards will terminate if not exercised (if applicable) at or prior to the effective time of such corporation transaction, and any reacquisition or repurchase rights held by Versartis will lapse, contingent upon the effectiveness of such corporate transaction;

•

To the extent that outstanding stock awards are not so assumed, continued or substituted, the vesting and, if applicable, exercisability of any such stock awards held by participants whose continuous service has terminated prior to the effective time of the corporate transaction will not be accelerated and all unvested stock awards held by such participants will terminate if not exercised (if applicable) prior to the effective time of the corporate transaction, but any reacquisition or repurchase rights held by Versartis may continue to be exercised notwithstanding such corporate transaction; or

•

To the extent a stock award will terminate if not exercised prior to the effective time of a corporate transaction, the Versartis board of directors may provide that the holder of the stock award may not exercise the stock award, but instead will receive a payment, in such form as may be determined by the Versartis board of directors, equal in value to the excess, if any, of the value of the property the participant would have received upon exercise of the stock award over any exercise price payable by such holder in connection with such exercise.

A stock award may be subject to additional acceleration of vesting and exercisability upon or after a change in control, as defined in the 2014 Plan, as may be provided in the stock award agreement for such stock award or in any other written agreement between Versartis and a participant, but in the absence of such a provision, no such acceleration will occur.

For purposes of the 2014 Plan, an involuntary termination generally means, during the 12 months following the closing of a corporate transaction or change in control, either (1) a termination of service other than for cause (as defined in the 2014 Plan) or (2) a voluntary resignation following: a material diminution in the participant’s base salary; a material diminution in the participant’s authority, duties, position or responsibilities; a material diminution in the authority, duties, position or responsibilities of the participant’s supervisor (including a requirement that a participant report to a corporate officer or employee instead of directly to the Versartis board of directors); a material diminution in the budget over which the participant retains authority; a relocation of the participant’s principal place of work to a location more than 50 miles away from the principal place of work prior to the consummation of a corporate transaction or a change in control; or any other act or omission that constitutes a material breach by Versartis of the 2014 Plan.

ARAVIVE EXECUTIVE COMPENSATION

Aravive’s current executive officers, which consist of its current principal executive officer and the next two most highly compensated executive officers and, are:

•	Raymond Tabibiazar, M.D., its active CEO and Executive Chairman of the Board;

•	Amato Giaccia, M.D., Ph.D., its acting Chief Scientific Officer and Board member; and

•	Vinay Shah, its Chief Financial Officer.

Vinay Shah is expected to serve the combined company in the same capacities after the closing of the merger. Raymond Tabibiazar is expected to remain as member of the board of directors.

2017 Summary Compensation Table

The following table sets forth all of the compensation awarded to, earned by or paid to Aravive’s current executive officers during the year ended December 31, 2017.

Name and Principal Position	Year	Salary	Non-Equity Incentive Plan Compensation(1)	Option Awards(2)	All Other Compensation(3)	Total
Raymond Tabibiazar, M.D., Executive Chairman of the Board	2017	$270,000	$94,500	$31,500	$25,000	$421,000

Amato Giaccia, M.D., Ph.D., Acting Chief Scientific Officer	2017	$150,000	$30,000	$21,000	$12,500	$213,500

Vinay Shah, Chief Financial Officer	2017	$170,625	$35,500	$21,000	$51,590	$278,715

(1)

Represents amounts accrued and paid based on the achievement of Aravive’s corporate goals as determined by the Aravive board of directors. Aravive’s 2017 corporate goals related to the advancement of Aravive’s clinical and preclinical programs, manufacturing processes, business and corporate development objectives.

(2)

Amounts shown in this column do not reflect dollar amounts actually received by Aravive’s current executive officers. Instead, these amounts reflect the aggregate grant date fair value of each stock option granted in the year ended December 31, 2017, computed in accordance with the provisions of FASB ASC Topic 718. Assumptions used in the calculation of these amounts are included in Note 3 to Aravive’s financial statements included in this proxy statement/prospectus/information statement. As required by SEC rules, the amounts shown exclude the impact of estimated forfeitures related to service-based vesting conditions. Aravive’s current executive officers will only realize compensation to the extent the trading price of Aravive common stock is greater than the exercise price of such stock options.

(3)	Represents relocation bonus, consulting expense incurred and paid while these executives were consultants for Aravive and health insurance reimbursement paid by Aravive.

During the year ended December 31, 2016, Aravive did not have any employees and instead retained consultants.

Outstanding Equity Awards at December 31, 2017

The following table provides information regarding outstanding equity awards held by Aravive’s current executive officers as of December 31, 2017. None of the Aravive current executive officers exercised any options to purchase shares of Aravive common stock in 2017.

			Option Awards(1)
Name	Grant Date	Vesting Commence- ment Date	Number of Securities Underlying Unexercised Options (#) Exercisable		Number of Securities Underlying Unexercised Options (#) Unexercisable	Option Exercise Price Per Share(5)	Option Expiration Date
Raymond Tabibiazar, M.D.	4/26/2011	2/1/2010	121,897	(2)	—	$0.02	4/25/2021
	4/26/2011	4/26/2011	31,799	(2)	—	$0.02	4/25/2021
	10/1/2014	10/1/2014	136,000	(2)	—	$0.09	9/30/2024
	12/31/2014	1/1/2015	40,000	(2)	—	$0.09	12/31/2024
	3/31/2015	4/1/2015	40,000	(2)	—	$0.09	3/31/2025
	6/30/2015	7/1/2015	40,000	(2)	—	$0.09	6/30/2025
	7/1/2015	7/1/2015	840,864	(2)	—	$0.09	6/30/2025
	9/30/2015	7/1/2015	40,000	(2)	—	$0.09	9/30/2025
	12/31/2015	10/1/2015	40,000	(2)	—	$0.09	12/31/2025
	3/31/2016	4/1/2016	40,000	(2)	—	$0.09	3/31/2026
	6/15/2017	6/15/2017	56,250	(3)	93,750	$0.23	6/15/2027
	12/14/201	12/14/2017	—	(4)	75,000	$0.34	12/14/2027

Amato Giaccia, M.D., Ph.D.	4/26/2011	8/1/2010	21,199	(2)	—	$0.02	4/25/2021
	4/26/2011	4/26/2011	10,600	(2)	—	$0.02	4/25/2021
	11/14/2012	11/14/2012	32,500	(2)	—	$0.02	11/14/2022
	10/1/2014	10/1/2014	102,000	(2)	—	$0.09	9/30/2024
	12/31/2014	1/1/2015	24,000	(2)	—	$0.09	12/31/2024
	3/31/2015	4/1/2015	24,000	(2)	—	$0.09	3/31/2025
	6/30/2015	7/1/2015	24,000	(2)	—	$0.09	6/30/2025
	7/1/2015	7/1/2015	70,559	(2)	—	$0.09	6/30/2025
	9/30/2015	7/1/2015	24,000	(2)	—	$0.09	9/30/2025
	12/31/2015	10/1/2015	24,000	(2)	—	$0.09	12/31/2025
	3/31/2016	4/1/2016	24,000	(2)	—	$0.09	3/31/2026
	6/15/2017	6/15/2017	37,500	(3)	62,500	$0.23	6/15/2027
	12/14/2017	12/14/2017	—	(4)	50,000	$0.34	12/14/2027

Vinay Shah	10/1/2014	10/1/2014	51,000	(2)	—	$0.09	9/30/2024
	6/15/2017	6/15/2017	37,500	(3)	62,500	$0.23	6/15/2027
	12/14/2017	12/14/2017	—	(4)	50,000	$0.34	12/14/2027

(1)

All of the option awards were granted under Aravive’s 2010 Equity Incentive Plan and 2017 Equity Incentive Plan, the terms of which are described below under “Aravive Executive Compensation—Employee Benefit Plans.”

(2)	These shares are fully vested.
(3)

These shares are scheduled to vest as follows: 25% are immediately vested, the remaining options will vest 1/36th each month thereafter subject to the officer’s continued service with Aravive through each relevant vesting date. Pursuant to Aravive’s 2010 and 2017 Equity Incentive Plans, the vesting of all stock awards, including stock options held by its executive officers will accelerate upon a change in control.

(4)

The shares are scheduled to vest over a four-year period as follows: 1/48th of the shares vest each month subject to the officer’s continued service with Aravive through each relevant vesting date. Pursuant to Aravive’s 2010 and 2017 Equity Incentive Plans, the vesting of all stock awards, including stock options held by its executive officers will accelerate upon a change in control.

(5)	The exercise price per share of the stock options reflects the fair market value per share of Aravive common stock on the date of grant as determined by the Aravive board of directors.

Pension Benefits

Aravive’s executive officers did not participate in, or otherwise receive any benefits under, any pension or retirement plan sponsored by Aravive during 2017.

Nonqualified Deferred Compensation

Aravive’s executive officers did not participate in, or otherwise earn any benefits under, any non-qualified deferred compensation plan sponsored by Aravive during 2017.

Aravive’s Employment Arrangements

Aravive has offer letters with each of its executive officers. The offer letters generally provide for at-will employment and set forth the executive officer’s initial base salary and eligibility for employee benefits. In addition, each of Aravive’s current executive officers has executed its standard proprietary information and inventions agreement. In addition, Mr. Shah and the other non -executive employees of Aravive, have each executed a severance letter agreement providing that in the event of their involuntary termination of employment (other than due to death, disability or Cause (as defined in the letter)) or resignation for Good Reason (as defined in the letter) within the first twelve months after the merger they are entitled to a severance payment equal to twelve months pay for Mr. Shah and each senior vice presidant and 9 month pay for each other non-executive employee and payment of COBRA premiums for twelve months for Mr. Shah and each senior vice president and 9 months for all other non-executive employees. In addition, Mr. Shah and each non-executive Aravive employee also executed a letter agreement providing for an additional one year to exercise all vested options in the event of their involuntary termination of employment (other than due to death, disability or Cause (as defined in the letter)) or resignation for Good Reason (as defined in the letter) within the first twelve months after the merger. Please see the section titled “Aravive Executive Compensation—Outstanding Equity Awards at December 31, 2017” for information regarding outstanding stock awards held by Aravive’s current executive officers. The key terms of employment with Aravive’s executive officers are described below.

Offer Letters

Raymond Tabibiazar, M.D. On January 1, 2017, Aravive extended an offer letter to Dr. Tabibiazar to devote 75% of his professional time to service as Aravive’s interim Chief Executive Officer for a salary of $270,000 per year and eligibility for a bonus of up to $94,500 per year. The offer letter has no specific term and constitutes an at-will employment arrangement. In June 2017, the offer letter was amended to provide that Dr. Tabibiazar is to be paid his compensation bonus and benefits until December 31, 2018, so long as he continues to serve as the Executive Chairman of the board of directors and the authorized singing official for the CPRIT grant contract. The amended offer letter also provides that Dr. Tabibiazar is to be paid a severance bonus in the amount of $135,000 upon the earlier to occur of December 31, 2018 or termination of the Offer Letter.

Amato Giaccia, M.D., Ph.D. On January 1, 2017, Aravive extended an offer letter to Dr. Giaccia to devote 50% of his professional time to service as Aravive’s Chief Scientific Officer for a salary of $150,000 per year and eligibility for a bonus of up to $30,000 per year. The offer letter has no specific term and constitutes an at-will employment arrangement.

Vinay Shah. On February 1, 2017, Aravive extended an offer letter to Mr. Shah to devote 67% of his professional time to service as Aravive’s Chief Financial Officer for a salary of $180,000 per year and eligibility for a bonus of up to $35,500 per year. The offer letter provided for three months’ salary for termination without Cause (as defined in the agreement). On October 23, 2017, the offer letter was amended to increase the time devoted to Aravive to 75% and the salary to $202,500 and on May 30, 2018 the offer letter was further amended to increase the time devoted by Mr. Shah to Aravive to 100% and the salary to $278,100 and a bonus of 20% effective May 1, 2018. The offer letter has no specific term and constitutes an at-will employment arrangement.

Rule 10b5-1 Sales Plans

The combined company’s directors and executive officers may adopt written plans, known as Rule 10b5-1 plans, in which they will contract with a broker to buy or sell shares of the combined company’s common stock on a periodic basis. Under a Rule 10b5-1 plan a broker executes trades pursuant to parameters established by the director or officer when entering into the plan, without further direction from them. The director or officer may amend or terminate the plan in some circumstances. The combined company’s directors and executive officers may also buy or sell additional shares outside of a Rule 10b5-1 plan when they are not in possession of material, nonpublic information. Any purchase or sales by the combined company’s directors and executive officers, including pursuant to a 10b5-1 plan, will be subject to the terms of any lock-up agreements entered into by such directors and executive officers.

Employment Benefits Plans

At the Effective Time, each option to purchase Aravive common stock that is outstanding and unexercised immediately prior to the Effective Time under the Aravive 2010 Plan and the Aravive 2017 Plan, whether or not vested, will be fully vested and converted into an option to purchase shares of Versartis common stock. Versartis will assume the Aravive 2010 Plan and the Aravive 2017 Plan. All rights with respect to Aravive common stock under Aravive options assumed by Versartis will be converted into rights with respect to Versartis common stock. Accordingly, from and after the Effective Time, each Aravive stock option assumed by Versartis may be exercised for such number of shares of Versartis common stock as is determined by multiplying the number of shares of Aravive common stock subject to the option by the exchange ratio and rounding that result down to the nearest whole number of shares of Versartis common stock. The per share exercise price of the converted option will be determined by dividing the existing exercise price of the option by the exchange ratio and rounding that result up to the nearest whole cent. Any restrictions on the exercise of any Aravive option assumed by Versartis will continue following the conversion and the term, exercisability, vesting schedules and other provisions of assumed Aravive options will generally remain unchanged; provided, that any Aravive options assumed by Versartis may be subject to adjustment to reflect changes in Versartis capitalization after the Effective Time and that the Versartis board of directors or a committee thereof will succeed to the authority of the Aravive board of directors with respect to each assumed Aravive option.

Amended and Restated 2010 Equity Incentive Plan

The Aravive board of directors adopted, and its stockholders approved, Aravive’s Amended and Restated Equity Incentive Plan, or the Aravive 2010 Plan, in December 2010. The Aravive 2010 Plan was further amended in March 2011, July 2011, February 2016 and March 2017, in each case to increase the number of shares issuable thereafter.

The Aravive 2010 Plan provides for the grant of ISOs, within the meaning of Section 422 of the Code, to Aravive’s employees, and for the grant of nonqualified stock options, restricted stock awards and stock appreciation rights to Aravive’s employees, directors and consultants.

Authorized Shares. As of June 3, 2018, stock options to purchase 1,863,018 shares were outstanding under the Aravive 2010 Plan.

Plan Administration. The Aravive board of directors or a duly authorized committee of its board of directors administers the Aravive 2010 Plan and the stock awards granted under it. Subject to the terms of the Aravive 2010 Plan, the board of directors has the authority to determine and amend the terms of awards, including recipients, the exercise, purchase or strike price of stock awards, if any, the number of shares subject to each stock award, the fair market value of a share of Aravive common stock, the vesting schedule applicable to the awards, together with any vesting acceleration, and the form of consideration, if any, payable upon exercise or settlement of the award and the terms of the award agreements for use under the Aravive 2010 Plan.

The board of directors has the power to modify outstanding awards under the Aravive 2010 Plan. The board of directors has the authority to reprice any outstanding option or stock appreciation right, cancel any outstanding stock award in exchange for new stock awards, cash or other consideration, or take any other action that is treated as a repricing under GAAP, with the consent of any adversely affected participant.

Corporate Transactions. The Aravive 2010 Plan provides that in the event of a specified corporate transaction, as defined under the Aravive 2010 Plan, each outstanding stock award may be assumed or continued or an equivalent stock award may be substituted by a successor corporation and any reacquisition or repurchase rights held by Aravive in respect of common stock issued pursuant to prior stock awards may be assigned to the successor corporation. The Aravive 2010 Plan also provides that in the event of a specified corporate transaction the Aravive board of directors may determine to accelerate the vesting, in whole or in part of a stock award, with such stock award becoming fully vested and exercisable prior to the corporate transaction arrange for the lapse of any reacquisition or repurchase rights held by Aravive with respect to the stock award or cancel or arrange for the cancellation of a stock award in exchange for cash consideration. Any awards that have not been assumed, continued, substituted, or exercised prior to the corporate transaction will terminate at the closing of the transaction.

Change in Control. The Aravive 2010 Plan provides that the awards thereunder may provide that in the event of a change in control, as defined in the Aravive 2010 Plan, the awards will vest fully but in the absence of such provision, no such acceleration will occur. All of the outstanding stock options granted under the Aravive 2010 Plan will vest upon the consummation of the merger transaction contemplated hereby.

Transferability. A participant may not transfer stock awards under the Aravive’s 2010 Plan other than by will, the laws of descent and distribution, or as otherwise provided under the Aravive’s 2010 Plan.

2017 Equity Incentive Plan

The Aravive board of directors adopted, and its stockholders approved, the Aravive’s 2017 Equity Incentive Plan, or the Aravive 2017 Plan, in March 2017.

The Aravive 2017 Plan provides for the grant of ISOs, within the meaning of Section 422 of the Code, to Aravive’s employees, and for the grant of nonqualified stock options, restricted stock awards and stock appreciation rights to Aravive’s employees, directors and consultants.

Authorized Shares. As of June 3, 2018, stock options to purchase 1,252,573 shares were outstanding under the Aravive 2017 Plan.

Plan Administration. The Aravive board of directors or a duly authorized committee of its board of directors administers the Aravive 2017 Plan and the stock awards granted under it. Subject to the terms of the Aravive 2017 Plan, the board of directors has the authority to determine and amend the terms of awards, including recipients, the exercise, purchase or strike price of stock awards, if any, the number of shares subject to each stock award, the fair market value of a share of Aravive common stock, the vesting schedule applicable to the awards, together with any vesting acceleration, and the form of consideration, if any, payable upon exercise or settlement of the award and the terms of the award agreements for use under the Aravive 2017 Plan.

The board of directors has the power to modify outstanding awards under the Aravive 2017 Plan. The board of directors has the authority to reprice any outstanding option or stock appreciation right, cancel any outstanding stock award in exchange for new stock awards, cash or other consideration, or take any other action that is treated as a repricing under GAAP, with the consent of any adversely affected participant.

Corporate Transactions. The Aravive 2017 Plan provides that in the event of a specified corporate transaction, as defined under the Aravive 2017 Plan, each outstanding stock award may be assumed or continued or an equivalent stock award may be substituted by a successor corporation and any reacquisition or repurchase rights held by Aravive in respect of common stock issued pursuant to prior stock awards may be assigned to the successor corporation. The Aravive 2017 Plan also provides that in the event of a specified corporate transaction the Aravive board of directors may determine to accelerate the vesting, in whole or in part of a stock award, with such stock award becoming fully vested and exercisable prior to the corporate transaction, arrange for the lapse of any reacquisition or repurchase rights held by Aravive with respect to the stock award or cancel or arrange for the cancellation of a stock award in exchange for cash consideration. Any awards that have not been assumed, continued, substituted, or exercised prior to the corporate transaction will terminate at the closing of the transaction.

Change in Control. The Aravive 2017 Plan provides that the awards thereunder may provide that in the event of a change in control, as defined in the Aravive 2017 Plan, the awards will vest fully but in the absence of such provision, no such acceleration will occur. All of the outstanding stock options granted under the Aravive 2017 Plan will vest upon the consummation of the merger transaction contemplated hereby.

Transferability. A participant may not transfer stock awards under the Aravive’s 2017 Plan other than by will, the laws of descent and distribution, or as otherwise provided under the Aravive’s 2017 Plan.

401(k) Plan

Aravive’s executive officers did not participate in, or otherwise receive any benefits under, any 401(k) plan sponsored by Aravive during 2017.

MATTERS BEING SUBMITTED TO A VOTE OF VERSARTIS STOCKHOLDERS

Versartis Proposal No. 1 (the Stock Issuance Proposal): Approval of the Issuance of Common Stock in the Merger

At the Versartis special meeting, Versartis stockholders will be asked to approve the issuance of shares of Versartis common stock pursuant to the Merger Agreement. Immediately following the merger, it is expected that the securityholders of Versartis and Aravive would own approximately 52% and 48%, respectively, of the Post-Closing Shares.

The terms of, reasons for and other aspects of the Merger Agreement, the issuance of shares of Versartis common stock pursuant to the Merger Agreement are described in detail in the other sections in this proxy statement/prospectus/information statement.

Required Vote; Recommendation of Board of Directors

Presuming a quorum is present, the affirmative vote of the holders of a majority of the shares of Versartis common stock properly cast at the Versartis special meeting is required for approval of this proposal.

THE VERSARTIS BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT VERSARTIS STOCKHOLDERS VOTE “FOR” THE STOCK ISSUANCE PROPOSAL TO APPROVE THE ISSUANCE OF SHARES OF VERSARTIS COMMON STOCK PURSUANT TO THE MERGER AGREEMENT.

Versartis Proposal No. 2 (the Reverse Stock Split Proposal): Approval of the Amendment to the Certificate of Incorporation of Versartis Effecting the Reverse Stock Split at a Ratio in the Range from 2-for-1 to 15-for-1

General

At the Versartis special meeting, Versartis stockholders will be asked to approve the amendment to the certificate of incorporation of Versartis effecting a reverse stock split of the issued shares of Versartis common stock, at a ratio in the range from 2-for-1 to 15-for-1, with such specific ratio to be mutually agreed upon by Versartis and Aravive or, if the Stock Issuance Proposal is not approved by Versartis stockholders, determined solely by the Versartis board of directors following the special meeting. Upon the effectiveness of the amendment to the certificate of incorporation of Versartis effecting the reverse stock split, or the split effective time, the issued shares of Versartis common stock outstanding immediately prior to the split effective time will be reclassified into a smaller number of shares such that a Versartis stockholder will own one new share of Versartis common stock for each 2 to 15 shares of issued common stock held by that stockholder immediately prior to the split effective time. The ultimate ratio will be based on a number of factors, including market conditions, existing and expected trading prices for Versartis common stock and the listing requirements of the Nasdaq Global Select Market.

If both the Stock Issuance Proposal and the Reverse Stock Split Proposal are approved by the stockholders, the reverse stock split ratio shall be mutually agreed upon by Versartis and Aravive. In addition, the Versartis board of directors may determine to effect the reverse stock split, if it is approved by the stockholders, even if the other proposals to be acted upon at the meeting are not approved, including Stock Issuance Proposal, at a range from 2-for-1 to 15-for-1 determined solely by the Versartis board of directors.

The form of the amendment to the certificate of incorporation of Versartis to effect the reverse stock split, as more fully described below, will effect the reverse stock split but will not change the number of authorized shares of Versartis common stock or preferred stock, or the par value of Versartis common stock or preferred stock.

Purpose

The Versartis board of directors approved the proposal approving the amendment to the certificate of incorporation of Versartis effecting the reverse stock split for the following reasons:

•	the board of directors believes a higher stock price may help generate investor interest in Versartis and help Versartis attract and retain employees; and

•

if the reverse stock split successfully increases the per share price of Versartis common stock, the Versartis board of directors believes this increase may increase trading volume in Versartis common stock and facilitate future financings by Versartis.

Requirements for Nasdaq Listing

Versartis common stock is listed on the Nasdaq Global Select Market under the symbol “VSAR.” Prior to the closing of the merger, Versartis intends to file with Nasdaq a notification form for the listing of additional shares with respect to the shares of Versartis common stock to be issued to the holders of Aravive common stock in the merger so that these shares will be listed on the Nasdaq Global Select Market (or such other Nasdaq market on which the shares of Versartis common stock may then be listed) following the merger; provided, however, that in the event Versartis is so required pursuant to Nasdaq’s “reverse merger” rules, Versartis will file an initial listing application for the combined company’s common stock on Nasdaq.

According to the applicable rules and regulations of Nasdaq, an issuer must, in a case such as this, apply for initial inclusion following a reverse merger transaction. Accordingly, the Nasdaq listing standards will require Versartis to have, among other things, a $4.00 per share minimum bid price upon the closing of the merger.

If Versartis’ stockholders do not approve the Reverse Stock Split Proposal, the combined company’s board of directors will immediately call for a second special meeting following the closing of the merger and request the stockholders of the combined company to approve a reverse stock split that will allow the combined company to remain in compliance with the listing requirements of Nasdaq. If the Stock Issuance Proposal is not approved but the Reverse Stock Approval is approved, the Versartis board of directors may nevertheless authorize a reverse split of its common stock at a ratio in the range from 2-for-1 to 15-for-1 as determined solely by the Versartis board of directors in order to satisfy Versartis’ continued listing on Nasdaq.

One of the effects of the reverse stock split will be to effectively increase the proportion of authorized shares which are unissued relative to those which are issued. This could result in Versartis’ management being able to issue more shares without further stockholder approval. For example, before the reverse stock split, Versartis’ authorized but unissued shares immediately prior to the closing of the merger would be approximately 100 million compared to shares issued of approximately 36 million. If Versartis effects the reverse stock split using a 1-for-15 ratio, its authorized but unissued shares immediately prior to the closing of the merger would be approximately 100 million compared to shares issued of approximately 2.4 million. The reverse stock split will not affect the number of authorized shares of Versartis common stock and preferred stock, which will continue to be authorized pursuant to the certificate of incorporation of Versartis, thus the reverse stock split will have the effect of increasing the number of authorized but unissued shares of Versartis common stock. There are no shares of Versartis preferred stock currently outstanding. Versartis currently has no plans, commitments, arrangements, understandings or agreements to issue shares, other than pursuant to the Merger Agreement, and to satisfy obligations under the Versartis stock options from time to time as these stock options are exercised. The additional authorized shares of common stock will provide the combined company with the flexibility to consider and respond to future business opportunities and needs as they arise, including but not limited to, equity offerings; financings; potential strategic transactions, including mergers, acquisitions and business combinations; stock dividends; stock splits; grants under equity compensation plans; and other general corporate transactions.

Potential Increased Investor Interest

On August 2, 2018, Versartis common stock closed at $1.75 per share. An investment in Versartis common stock may not appeal to brokerage firms that are reluctant to recommend lower priced securities to their clients. Investors may also be dissuaded from purchasing lower priced stocks because the brokerage commissions, as a percentage of the total transaction, tend to be higher for such stocks. Moreover, the analysts at many brokerage firms do not monitor the trading activity or otherwise provide coverage of lower priced stocks. Also, the Versartis board of directors believes that most investment funds are reluctant to invest in lower priced stocks. The Versartis board of directors believes that the anticipated higher market price expected to result from a reverse stock split will reduce, to some extent, the negative effects of the practices of brokerage houses and investors described above on the liquidity and marketability of Versartis common stock.

There are risks associated with the reverse stock split, including that the reverse stock split may not result in an increase in the per share price of Versartis common stock. Versartis cannot predict whether the reverse stock split will increase the market price for Versartis common stock. The history of similar stock split combinations for companies in like circumstances is varied. There is no assurance that:

•

the market price per share of Versartis common stock after the reverse stock split will rise in proportion to the reduction in the number of shares of Versartis common stock outstanding before the reverse stock split;

•	the reverse stock split will result in a per share price that will attract brokers and investors who do not trade in lower priced stocks;

•	the reverse stock split will result in a per share price that will increase the ability of Versartis to attract and retain employees;

•

the market price per share will either exceed or remain in excess of the $1.00 minimum bid price required by Nasdaq for continued listing, that Versartis will otherwise meet the requirements of Nasdaq for inclusion for trading on the Nasdaq Global Select Market, including the $4.00 minimum bid price upon the closing of the merger, or, if met, that the market price per share would remain above the minimum bid price for a sustained period of time; or

•	Versartis would otherwise meet the Nasdaq listing requirements even if the per share market price of Versartis common stock after the reverse stock split meets the required minimum bid price.

The market price of Versartis common stock will also be based on performance of Versartis and other factors, some of which are unrelated to the number of shares outstanding. If the reverse stock split is effected and the market price of Versartis common stock declines, the percentage decline as an absolute number and as a percentage of the overall market capitalization of Versartis may be greater than would occur in the absence of a reverse stock split. Furthermore, the liquidity of Versartis common stock could be adversely affected by the reduced number of shares that would be outstanding after the reverse stock split.

Criteria to be Used for Determining Whether to Implement the Reverse Stock Split

In determining whether to implement the reverse stock split and which reverse stock split ratio to implement, if any, following receipt of stockholder approval of the Reverse Stock Split Proposal, Versartis and/or Aravive may consider, among other things, various factors, such as:

•	the historical trading price and trading volume of Versartis common stock;

•

the then-prevailing trading price and trading volume of Versartis common stock and the expected impact of the reverse stock split on the trading market for Versartis common stock in the short- and long-term;

•	the ability of Versartis to continue its listing on the Nasdaq Global Select Market;

•	which reverse stock split ratio would result in the least administrative cost to Versartis; and

•	prevailing general market and economic conditions.

The failure of Versartis stockholders to approve the Reverse Stock Split Proposal could have serious, adverse effects on Versartis and its stockholders. Versartis could be delisted from Nasdaq if shares of Versartis common stock may begin to trade below the requisite $1.00 per share bid price needed to maintain its listing. If Nasdaq delists Versartis common stock, Versartis shares may then trade on the OTC Bulletin Board or other small trading markets, such as the pink sheets. In that event, Versartis common stock could trade thinly as a microcap or penny stock, adversely decrease to nominal levels of trading and be avoided by retail and institutional investors, resulting in the impaired liquidity of Versartis common stock and making it difficult to raise additional capital if needed.

Principal Effects of the Reverse Stock Split

The amendment to the certificate of incorporation of Versartis effecting the reverse stock split is set forth in Annex B to this proxy statement/prospectus/information statement.

The reverse stock split will be effected simultaneously for all outstanding shares of Versartis common stock. The reverse stock split will affect all Versartis stockholders uniformly and will not affect any stockholder’s percentage ownership interests in Versartis, except to the extent that the reverse stock split results in any of Versartis stockholders owning a fractional share. The reverse stock split will not change the terms of Versartis common stock. After the reverse stock split, the shares of Versartis common stock will have the same voting rights and rights to dividends and distributions and will be identical in all other respects to the Versartis common stock now authorized, which is not entitled to preemptive or subscription rights, and is not subject to conversion, redemption or sinking fund provisions. Versartis common stock issued pursuant to the reverse stock split will remain fully paid and nonassessable. The reverse split does not affect the total proportionate ownership of the combined company following the merger. The reverse stock split will not affect Versartis continuing to be subject to the periodic reporting requirements of the Exchange Act.

As an example, the following table illustrates the effects of a 2-for-1 to 15-for-1 reverse stock split (without giving effect to the treatment of fractional shares):

	Prior to Reverse Stock Split	After 2-for-1 Reverse Stock Split	After 15-for-1 Reverse Stock Split
Common stock outstanding	36,240,673	18,120,337	2,416,044
Common stock issuable pursuant to outstanding equity awards(1)	4,390,642	2,195,321	292,709

(1)	Substantially all such options have an exercise price higher than $1.75 per share, the closing price of Versartis common stock on August 2, 2018.

In addition, if the reverse stock split is implemented, it will increase the number of Versartis stockholders who own “odd lots” of fewer than 100 shares of common stock. Brokerage commission and other costs of transactions in odd lots are generally higher than the costs of transactions of more than 100 shares of common stock. Accordingly, the reverse stock split may not achieve the desired results of increasing marketability and liquidity of Versartis common stock that have been described above.

After the effective date of the reverse stock split, Versartis common stock would have a new committee on uniform securities identification procedures, or CUSIP number, a number used to identify Versartis common stock.

Versartis common stock is currently registered under Section 12(b) of the Exchange Act, and Versartis is subject to the periodic reporting and other requirements of the Exchange Act. The proposed reverse stock split will not affect the registration of the common stock under the Exchange Act.

Procedure for Effecting Reverse Stock Split and Exchange of Stock Certificates

If Versartis stockholders approve the amendment to the certificate of incorporation of Versartis effecting the reverse stock split, and if the Versartis board of directors still believes that a reverse stock split is in the best interests of Versartis and its stockholders, Versartis will file the amendment to the certificate of incorporation with the Delaware Secretary of State at such time as the Versartis board of directors has determined to be the appropriate split effective time. The Versartis board of directors may delay effecting the reverse stock split without resoliciting stockholder approval. Beginning at the split effective time, each book-entry account representing pre-split shares will be deemed for all corporate purposes to evidence ownership of post-split shares.

Beneficial Owners of Common Stock. Upon the implementation of the reverse stock split, Versartis intends to treat shares held by stockholders in “street name” (i.e., through a bank, broker, custodian or other nominee), in the same manner as registered stockholders whose shares are registered in their names. Banks, brokers, custodians or other nominees will be instructed to effect the reverse stock split for their beneficial holders holding Versartis common stock in street name. However, these banks, brokers, custodians or other nominees may have different procedures than registered stockholders for processing the reverse stock split and making payment for fractional shares. If a stockholder holds shares of Versartis common stock with a bank, broker, custodian or other nominee and has any questions in this regard, stockholders are encouraged to contact their bank, broker, custodian or other nominee.

Registered Holders of Common Stock. Certain of Versartis’ registered holders of common stock hold some or all of their shares electronically in book-entry form with Versartis’ transfer agent, American Stock Transfer & Trust Company, LLC. These stockholders do not hold physical stock certificates evidencing their ownership of Versartis common stock. However, they are provided with a statement reflecting the number of shares of Versartis common stock registered in their accounts. If a stockholder holds registered shares in book-entry form with Versartis’ transfer agent, no action needs to be taken to receive post-reverse stock split shares or payment in lieu of fractional shares, if applicable. If a stockholder is entitled to post-reverse stock split shares, a transaction statement will automatically be sent to the stockholder’s address of record indicating the number of shares of Versartis common stock held following the reverse stock split.

Fractional Shares

No fractional shares will be issued in connection with the reverse stock split. Stockholders of record who otherwise would be entitled to receive fractional shares because they hold a number of pre-split shares not evenly divisible by the number of pre-split shares for which each post-split share is to be reclassified, will be entitled to a cash payment in lieu thereof at a price equal to the fraction to which the stockholder would otherwise be entitled multiplied by the closing price of the common stock on the Nasdaq Global Select Market on the first trading day immediately following the split effective time. The ownership of a fractional interest will not give the holder thereof any voting, dividend, or other rights except to receive payment therefor as described herein.

Stockholders should be aware that, under the escheat laws of the various jurisdictions where stockholders reside, where Versartis is domiciled, and where the funds will be deposited, sums due for fractional interests that are not timely claimed after the split effective time may be required to be paid to the designated agent for each such jurisdiction, unless correspondence has been received by Versartis or the transfer agent concerning ownership of such funds within the time permitted in such jurisdiction. Thereafter, stockholders otherwise entitled to receive such funds will have to seek to obtain them directly from the state to which they were paid.

Accounting Consequences

The par value per share of Versartis common stock will remain unchanged at $0.0001 per share after the reverse stock split. As a result, at the reverse stock split effective time, the stated capital on Versartis’ balance sheet attributable to Versartis common stock will be reduced proportionately based on the reverse stock split ratio, from its present amount, and the additional paid-in capital account will be increased for the amount by which the stated capital is reduced. After the reverse stock split (and disregarding the impact of shares of Versartis common stock issued in the merger), net income or loss per share, and other per share amounts will be increased because there will be fewer shares of Versartis common stock outstanding. In future financial statements, net income or loss per share and other per share amounts for periods ending before the reverse stock split will be recast to give retroactive effect to the reverse stock split.

Potential Anti-Takeover Effect

Although the increased proportion of unissued authorized shares to issued shares could, under certain circumstances, have an anti-takeover effect, for example, by permitting issuances that would dilute the stock ownership of a person seeking to effect a change in the composition of the Versartis board of directors or contemplating a tender offer or other transaction for the combination of Versartis with another company, the reverse stock split proposal is not being proposed in response to any effort of which Versartis is aware to accumulate shares of Versartis common stock or obtain control of Versartis, other than pursuant to the Merger Agreement, nor is it part of a plan by management to recommend a series of similar amendments to the Versartis board of directors and stockholders. Other than the proposals being submitted to Versartis stockholders for their consideration at the Versartis special meeting, the Versartis board of directors does not currently contemplate recommending the adoption of any other actions that could be construed to affect the ability of third parties to take over or change control of Versartis. For more information, please see the sections titled “Risk Factors— Risks related to ownership of our common stock,” which is incorporated into this proxy statement/prospectus/information statement by reference to Versartis’ Annual Report for the year ended December 31, 2017 on Form 10-K, and “Description of Versartis Capital Stock—Anti-Takeover Effects of Provisions of Versartis Charter Documents and Delaware Law.”

Material U.S. Federal Income Tax Consequences of the Reverse Stock Split

The following discussion is a summary of material U.S. federal income tax consequences of the reverse stock split to U.S. Holders (as defined below) that hold shares of Versartis common stock as capital assets (generally, property held for investment) for U.S. federal income tax purposes.

This summary does not address all aspects of U.S. federal income taxation that may be relevant to stockholders in light of their particular circumstances or to stockholders who may be subject to special tax treatment under the Code, including, without limitation dealers or traders in securities, commodities or foreign currency; banks, thrifts, insurance companies, and other financial institutions; traders that mark-to-market their securities; tax-exempt organizations or governmental organizations; small business investment companies; regulated investment companies; real estate investment trusts; tax-deferred or other retirement accounts; persons whose functional currency is not the U.S. dollar; persons who hold Versartis common stock as part of a “straddle,” “hedge,” “conversion transaction” or other risk reduction transaction; persons who hold or receive Versartis common stock pursuant to the exercise of compensatory stock options, the vesting of previously restricted shares of stock or otherwise as compensation; any entity or arrangement that is a partnership for U.S. federal income tax purposes; companies subject to the “stapled stock” rules; “expatriated entities”; certain former citizens or long-term residents of the United States; or persons subject to the alternative minimum tax or the 3.8% tax on net investment income.

This discussion is based on the Code, U.S. Treasury regulations promulgated thereunder, judicial decisions, and published rulings and administrative pronouncements of the IRS in effect as of the date hereof, all of which are subject to change, possibly with retroactive effect, or differing interpretations. Any such change may cause the U.S. federal income tax consequences of a reverse stock split to vary substantially from the consequences summarized below. Versartis has not sought any ruling from the IRS with respect to the statements made and the conclusions reached in this discussion, and there can be no assurance that the IRS will agree with these statements and conclusions.

The state, local and foreign tax consequences of a reverse stock split may vary as to each U.S. Holder, depending on the jurisdiction in which such U.S. Holder resides. This discussion should not be considered as tax or investment advice, and the tax consequences of a reverse stock split may not be the same for all U.S. Holders. U.S. Holders should consult their own tax advisors to understand their individual U.S. federal, state, local and foreign tax consequences to them of the reverse stock split.

For purposes of this discussion, a “U.S. Holder” is a beneficial owner of shares of Versartis common stock that, for U.S. federal income tax purposes, is or is treated as:

•	an individual who is a citizen or resident of the United States;

•	a corporation (or other entity taxable as a corporation for U.S. federal income purposes) created or organized under the laws of the United States, any state thereof, or the District of Columbia;

•	an estate, the income of which is subject to U.S. federal income tax regardless of its source; or

•

a trust if either a court within the United States is able to exercise primary supervision over the administration of such trust and one or more United States persons (within the meaning of Section 7701(a)(30) of the Code) have the authority to control all substantial decisions of such trust, or the trust has a valid election in effect under applicable Treasury Regulations to be treated as a United States person for U.S. federal income tax purposes.

If an entity or arrangement treated as a partnership for U.S. federal income tax purposes holds shares of Versartis common stock, the tax treatment of a partner in the partnership will depend on the status of the partner, the activities of the partnership and certain determinations made at the partner level. Accordingly, partnerships holding shares of Versartis common stock and the partners in such partnerships should consult their tax advisors regarding the U.S. federal income tax consequences to them.

Tax Consequences of the Reverse Stock Split

The reverse stock split should constitute a “recapitalization” for U.S. federal income tax purposes under Section 368(a)(1)(E) of the Code. As a result, a U.S. Holder of shares of Versartis common stock should not recognize any gain or loss for U.S. federal income tax purposes as a result of a reverse stock split, except to the extent of any cash received in lieu of a fractional share of Versartis common stock, as discussed below. A U.S. Holder’s aggregate tax basis in shares of common stock received in a reverse stock split should equal the U.S. Holder’s aggregate tax basis in the shares of Versartis common stock exchanged in the reverse stock split, decreased by the amount of any tax basis allocable to a fractional share for which cash is received. In addition, each U.S. Holder’s holding period for the shares of common stock the U.S. Holder receives in a reverse stock split should include the U.S. Holder’s holding period for the shares of Versartis common stock exchanged in the reverse stock split. U.S. Holders of shares of Versartis common stock acquired on different dates and at different prices should consult their own tax advisors regarding the allocation of the tax basis and holding period of such shares.

Cash in Lieu of Fractional Shares

In general, a U.S. Holder of shares of Versartis common stock that receives cash in lieu of a fractional share of Versartis common stock pursuant to the reverse stock split should recognize capital gain or loss equal to the difference between the amount of cash received and the U.S. Holder’s tax basis in the shares of Versartis common stock surrendered that is allocated to the fractional share of Versartis common stock. Any such capital gain or loss will be treated as long term capital gain or loss if the U.S. Holder’s holding period for shares of Versartis common stock surrendered exceeded one year as of the effective time of the reverse stock split.

Information Reporting and Backup Withholding

A U.S. Holder of shares of Versartis common stock may be subject to information reporting and backup withholding on cash paid in lieu of fractional shares in connection with the reverse stock split, unless the U.S.

Holder is an exempt recipient. Backup withholding generally will apply to such payments if the U.S. Holder fails to furnish a correct taxpayer identification number, a certification of exempt status or has been notified by the IRS that it is subject to backup withholding (and such notification has not been withdrawn). Each U.S. Holder of shares of Versartis common stock should properly complete and sign, and deliver, an IRS Form W-9 in order to provide the information and certification necessary to avoid backup withholding, or otherwise establish an applicable exemption in a manner acceptable to the paying agent. U.S. Holders of shares of Versartis common stock should consult their own tax advisors regarding their qualification for an exemption from backup withholding and the procedures for obtaining such an exemption.

Backup withholding is not an additional tax. Any amounts withheld will be allowed as a credit against the holder’s U.S. federal income tax liability and may entitle such holder to a refund, provided the required information is timely furnished to the IRS. U.S. Holders should consult their tax advisors regarding their qualification for an exemption from backup withholding and the procedures for obtaining such an exemption.

Required Vote; Recommendation of Board of Directors

The affirmative vote of the holders of a majority of the shares of Versartis common stock outstanding on the record date for the Versartis special meeting is required to approve the amendment to the certificate of incorporation of Versartis effecting a reverse stock split at a ratio not to exceeding the range of 2-for-1 to 15-for-1 of Versartis common stock, with such specific ratio to be mutually agreed upon by Versartis and Aravive or, if the Stock Issuance Proposal is not approved by Versartis stockholders, determined solely by the Versartis board of directors following the special meeting.

THE VERSARTIS BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT VERSARTIS STOCKHOLDERS VOTE “FOR” THE REVERSE STOCK SPLIT PROPOSAL TO APPROVE THE AMENDMENT TO THE CERTIFICATE OF INCORPORATION OF VERSARTIS EFFECTING THE REVERSE STOCK SPLIT AT A RATIO IN THE RANGE FROM 2-FOR-1 TO 15-FOR-1, WITH SUCH SPECIFIC RATIO TO BE MUTALLY AGREED UPON BY VERSARTIS AND ARAVIVE OR, IF THE STOCK ISSUANCE PROPOSAL IS NOT APPROVED BY VERSARTIS STOCKHOLDERS, DETERMINED SOLELY BY THE VERSARTIS BOARD OF DIRECTORS FOLLOWING THE SPECIAL MEETING.

Versartis Proposal No. 3 (Election of Directors Proposal): Election of Edmon R. Jennings and R. Scott Greer to serve on the Versartis board of directors as Class I directors for a three-year term

At the Versartis special meeting, Versartis stockholders will vote on the election of two Class I directors to serve for a three-year term. Versartis’ board of directors has unanimously nominated Edmon R. Jennings and R. Scott Greer, whose terms of office expire in 2018, upon the recommendation of Versartis’ nominating and corporate governance committee for re-election to Versartis’ board of directors as Class I directors. If elected at the special meeting, each nominee would serve until the 2021 special meeting and until his successor has been duly elected and qualified, or, if sooner, until the director’s death, resignation or removal. The nominees have indicated that they are willing and able to continue to serve as directors. If any nominee becomes unavailable for election as a result of an unexpected occurrence, shares that would have been voted for the nominee will instead be voted for the election of a substitute nominee proposed by Versartis. It is Versartis’ policy to encourage directors and nominees for director to attend the special meeting.

Versartis stockholders should understand, however, that if the merger with Aravive is completed, the effect of the approval of Proposal No. 3 will be limited since the composition of the Versartis board of directors will be reconstituted upon completion of the merger, in accordance with the Merger Agreement. If the merger is consummated, Versartis does not expect that either Edmon R. Jennings or R. Scott Greer will serve on the board of directors of the combined company.

Required Vote; Recommendation of Board of Directors

The Class I directors will be elected by a plurality of the affirmative votes cast in person or by proxy and entitled to vote on the election of directors at the Versartis special meeting. Accordingly, the two nominees receiving the highest number of affirmative votes will be elected. Stockholders do not have cumulative voting rights in the election of directors. If you “WITHHOLD” authority to vote with respect to one or both of the director nominees, your vote will have no effect on the election of such nominees. Broker non-votes will have no effect on the election of nominees.

THE VERSARTIS BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” THE ELECTION OF EACH OF EDMON R. JENNINGS AND R. SCOTT GREER AS CLASS I DIRECTORS PURSUANT TO THIS ELECTION OF DIRECTORS PROPOSAL.

Unless otherwise instructed, it is the intention of the persons named in the accompanying proxy card to vote shares represented by properly executed proxy cards “FOR” the election of each of Edmon R. Jennings and R. Scott Greer.

Versartis Proposal No. 4 (Accounting Firm Proposal): Ratification of Appointment of Independent Registered Public Accounting Firm

At the Versartis special meeting, Versartis stockholders will be asked to ratify the appointment of PricewaterhouseCoopers LLP as Versartis’ independent registered public accounting firm for the fiscal year ending December 31, 2018. PricewaterhouseCoopers LLP has audited Versartis’ financial statements since 2013, covering Versartis’ applicable reporting periods since its inception in 2008. Representatives of PricewaterhouseCoopers LLP are expected to be present at the special meeting. They will have an opportunity to make a statement if they so desire and will be available to respond to appropriate questions.

Stockholder ratification of the appointment of PricewaterhouseCoopers LLP as Versartis’ independent registered public accounting firm is not required by its bylaws or other governing documents. However, the audit committee is submitting the appointment of PricewaterhouseCoopers LLP to the Versartis stockholders for ratification as a matter of good corporate practice. If the Versartis stockholders fail to ratify the appointment, the audit committee will reconsider whether or not to retain that firm. Even if the appointment is ratified, the audit committee, in its discretion, may appoint a different independent registered public accounting firm at any time during the year ending December 31, 2018 if they determine that such a change would be in the best interests of Versartis and its stockholders.

Principal Accountant Fees and Services

The following table represents aggregate fees billed to Versartis for the fiscal years ended December 31, 2017 and 2016, by PricewaterhouseCoopers LLP, Versartis’ principal accountant.

	Fiscal Year Ended
	2017	2016
	(in thousands)
Audit Fees(1)	$763	$860
Audit Related Fees(2)	—	—
Tax Fees(3)	168	345
All Other Fees(4)	152	—
Total Fees	$1,083	$1,205

(1)

Includes fees related to follow-on public offerings completed in October 2016, sale leaseback, build-to-suit and professional services for the audit of Versartis’ financial statements included in its Annual Reports on Form 10-K and review of financial statements included in its Quarterly Reports on Form 10-Q, as well as fees related to special and/or one-time non-recurring accounting matters.

(2)	None.
(3)	Includes fees for tax compliance and tax planning, including fees for global tax strategy planning.
(4)	Includes fees for 2017 transactional offering.

All fees described above were pre-approved by the audit committee.

Pre-Approval Policies and Procedures

The audit committee has adopted a policy and procedures for the pre-approval of audit and non-audit services rendered by Versartis’ independent registered public accounting firm, PricewaterhouseCoopers LLP. The policy generally pre-approves specified services in the defined categories of audit services, audit-related services and tax services up to specified amounts. Pre-approval may also be given as part of the audit committee’s approval of the scope of the engagement of the independent auditor or on an individual, explicit, case-by-case basis before the independent auditor is engaged to provide each service. The pre-approval of services may be delegated to one or more of the audit committee’s members, but the decision must be reported to the full audit committee at its next scheduled meeting.

The audit committee has determined that the rendering of services other than audit services by PricewaterhouseCoopers LLP is compatible with maintaining the principal accountant’s independence.

Required Vote; Recommendation of Board of Directors

The affirmative vote of the holders of a majority of the shares of Versartis common stock present in person or represented by proxy and entitled to vote on the matter at the Versartis special meeting is required to ratify the appointment of PricewaterhouseCoopers LLP.

THE VERSARTIS BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT THE VERSARTIS STOCKHOLDERS VOTE “FOR” THE ACCOUNTING FIRM PROPOSAL TO RATIFY THE APPOINTMENT OF PRICEWATERHOUSECOOPERS LLP AS VERSARTIS’ INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM FOR THE FISCAL YEAR ENDING DECEMBER 31, 2018.

Versartis Proposal No. 5 (Adjournment Proposal): Approval of Possible Adjournment of the Versartis Special Meeting

If Versartis fails to receive a sufficient number of votes to approve the Stock Issuance Proposal and/or the Reverse Stock Split Proposal, Versartis may propose to adjourn the Versartis special meeting for the purpose of soliciting additional proxies to approve the Stock Issuance Proposal and/or the Reverse Stock Split Proposal. Versartis currently does not intend to propose adjournment at the Versartis special meeting if there are sufficient votes to approve the Stock Issuance Proposal or the Reverse Stock Split Proposal.

If on the date of the Versartis special meeting, or a date preceding the date on which the Versartis special meeting is scheduled, Versartis reasonably believes that (i) it will not receive proxies sufficient to obtain the required vote to approve the Versartis Proposals, whether or not a quorum would be present or (ii) it will not have sufficient shares of Versartis common stock represented (whether in person or by proxy) to constitute a quorum necessary to conduct the business of the Versartis special meeting, Versartis may postpone or adjourn, or make one or more successive postponements or adjournments of, the Versartis special meeting as long as the date of the Versartis special meeting is not postponed or adjourned more than an aggregate of 30 calendar days in connection with any postponements or adjournments.

Required Vote; Recommendation of Board of Directors

The affirmative vote of the holders of a majority of the shares of Versartis common stock properly cast at the Versartis special meeting is required for approval of this proposal is required to approve the adjournment, if necessary, of the Versartis special meeting for the purpose of soliciting additional proxies to approve the Stock Issuance Proposal and/or the Reverse Stock Split Proposal.

THE VERSARTIS BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT VERSARTIS STOCKHOLDERS VOTE “FOR” THE ADJOURNMENT PROPOSAL TO ADJOURN THE SPECIAL MEETING, IF NECESSARY, TO SOLICIT ADDITIONAL PROXIES IF THERE ARE NOT SUFFICIENT VOTES IN FAVOR OF THE STOCK ISSUANCE PROPOSAL AND/OR REVERSE STOCK SPLIT PROPOSAL.

VERSARTIS AND MERGER SUB BUSINESS

Versartis, Inc.

1020 Marsh Rd.

Menlo Park, California 94025

(650) 963-8580

Versartis, Inc., or Versartis, is a biopharmaceutical company that has been developing a novel long-acting form of recombinant human growth hormone, somavaratan (VRS-317), for growth hormone deficiency, or GHD, an orphan disease. In September 2017, Versartis announced that the VELOCITY Phase 3 clinical trial of somavaratan in pediatric growth hormone deficiency failed to meet its primary endpoint of non-inferiority. All ongoing clinical trials of somavaratan have concluded and currently Versartis does not intend to further develop somavaratan.

Versartis is a Delaware corporation headquartered in Menlo Park, California. Versartis’ common stock is traded on the Nasdaq Global Select Market under the symbol “VSAR.”

For additional information regarding Versartis, please refer to its Annual Report on Form 10-K for the year ended December 31, 2017, as filed with the SEC and incorporated by reference into this proxy statement/prospectus/information statement, as well as Versartis’ other filings with the Securities and Exchange Commission. For more information, please see the section titled “Where You Can Find More Information.”

Velo Merger Sub, Inc.

1020 Marsh Rd.

Menlo Park, California 94025

(650) 963-8580

Velo Merger Sub, Inc., or Merger Sub, is a wholly-owned subsidiary of Versartis. On June 3, 2018, Merger Sub entered into the Merger Agreement with Versartis and Aravive. Pursuant to and subject to the terms and conditions of the Merger Agreement, Merger Sub will merge with and into Aravive, with Aravive continuing as the surviving corporation and becoming a wholly-owned direct subsidiary of Versartis. Merger Sub and was formed on April 11, 2018 solely for the purpose of consummating the merger. Merger Sub has not carried on any activities to date, except for activities incidental to its formation and activities undertaken in connection with the merger.

ARAVIVE BUSINESS

Overview

Aravive is a clinical-stage biotechnology company focused on developing new therapies that target important survival pathways for both advanced solid tumors as well as hematologic malignancies. Aravive’s primary therapeutic focus is the GAS6-AXL pathway, where AXL receptor signaling plays an important role in multiple types of malignancies by promoting metastasis, cancer cell survival, resistance to treatments, and immune suppression. Aravive’s technology originated in the laboratories of Dr. Amato Giaccia and his colleagues at Stanford University.

Aravive’s AXL decoy program, referred to as AVB-S6, is comprised of a family of novel, high-affinity, soluble Fc-fusion proteins designed to block the activation of the GAS6-AXL signaling pathway by intercepting the binding of GAS6 to its receptor AXL. Aravive has generated preclinical data for AVB-S6 proteins in both acute myeloid leukemia and certain advanced solid tumors including ovarian, renal, pancreatic, and breast cancers. Aravive’s current development program benefits from the availability of a complementary serum-based biomarker that it expects will help accelerate drug development and reduce risk by allowing Aravive to select a pharmacologically active dose, to better monitor of therapeutic responses and potentially to better select responder patient populations. In its recently completed Phase 1 clinical trial with AVB-S6-500, the lead development candidate selected from the AVB-S6 family of proteins, Aravive demonstrated clinical proof-of-mechanism for AVB-S6-500 in neutralizing GAS6. In an analysis of the single ascending dose portion of the study, AVB-S6-500 administration resulted in a dose-dependent decrease in measurable, circulating free GAS6 in serum. Importantly, AVB-S6-500 had a favorable safety profile in this first in human study and in preclinical studies. Aravive is poised to initiate the Phase 1b portion of its first Phase 1b/2 clinical trial in ovarian cancer in the second half of 2018.

Aravive has been granted a $20 million Product Development Award from the Cancer Prevention & Research Institute of Texas, or CPRIT, which is the largest single grant that CPRIT has awarded to date.

GAS6-AXL Pathway

As illustrated in the following graphic, AXL receptor signaling plays an important role in multiple types of malignancies by promoting metastasis, cancer cell survival, resistance to treatments, and immune suppression.

In preclinical studies, Aravive has also identified high AXL expression on tumors resistant to the combination of radiotherapy and immunotherapy and that genetically inactivating AXL in tumors resistant to immunotherapy and radiotherapy restored anti-tumor immune response.

In pre-clinical studies conducted in Dr. Giaccia’s laboratories at Stanford University, he was able to demonstrate that the immune response generated by loss of AXL leads to adaptive immune resistance through PD-L1 expression and Treg (regulatory T cells) infiltration. This resulted in tumors that became sensitive to checkpoint immunotherapy when they were previously resistant. Thus, GAS6-AXL pathway inhibitors, in combination with radiation or chemotherapy and immunotherapy, may be a promising treatment regimen and restore anti-tumor immune response.

Aravive-S6 (AVB-S6)

AVB-S6 is comprised of a family of novel, high-affinity, soluble Fc-fusion proteins designed to block the activation of the GAS6-AXL signaling pathway by intercepting GAS6 and interfering with its binding to its receptor AXL. AVB-S6 proteins have been engineered to have approximately 50 to 200 times greater affinity for human GAS6 compared to the native AXL receptor, effectively sequestering GAS6 and abrogating AXL signaling. Aravive believes this ‘decoy receptor’ approach is well suited for AXL inhibition compared to small molecule receptor tyrosine kinase inhibitors or antibodies, as illustrated by the following graphic.

Approaches to Inhibiting the GAS6/AXL Signaling

RTK - receptor tyrosine kinase

mAb - monoclonal antibody

Preclinical Results

Aravive’s AVB-S6 proteins have been shown to bind GAS6 with higher affinity than the endogenous AXL protein and inhibit the GAS6/AXL signaling. Initial preclinical pharmacology studies were conducted with a variety of engineered AVB-S6 proteins. The preclinical program demonstrated that high GAS6 binding affinity was critical and correlative with the ability of AVB-S6 to inhibit metastasis and disease progression in vivo. AVB-S6 proteins have demonstrated significant efficacy in mouse models of metastatic ovarian, breast, renal, and pancreatic cancers.

AVB-S6 proteins are selective for the AXL signaling pathway and demonstrate potent anti-metastatic activity in preclinical models.

The following graphic indicates that AVB-S6 is selective for the AXL signaling pathway and is potent in a preclinical breast cancer lung metastasis model. The left panel shows western blot analysis of OVCAR8 (human platinum-resistant ovarian cancer) cells after 4-hour treatment with BGB324, foretinib, or AVB-S6. The right panel shows representative bioluminescent images of lung metastases in the 4T1 mouse model following treatment with vehicle (negative control), foretinib, BGB324 or AVB-S6.

Figure 4 of OVCAR8 JCI 2017 127(1) 183-195

The following graphic indicates that the affinity of AVB-S6 proteins relates to anti-metastatic effect in preclinical studies. The left panel shows the number of metastases from the peritoneum of OVCAR8 (human platinum-resistant ovarian cancer) mouse model following treatment with three AVB-S6 proteins having different affinity (330 fM, 10 pM and >2 nM). The right panel shows the total tumor weight from the peritoneum of OVCAR8 mouse model following treatment with the same three AVB-S6 proteins.

AVB-S6 proteins inhibit invasion and migration of highly invasive and metastatic cells, MDA-MB-231 and OVCAR8. In vivo studies with AVB-S6 proteins demonstrated significant reductions in metastatic tumor weight and number in platinum resistant ovarian (SKOV3.IP and OVCAR8) cancer models. In combination with the chemotherapy drug doxorubicin (Dox), the anti-metastatic effect was greater, and 20-30% of the animals were tumor-free after the combination treatment in both platinum-resistant ovarian cancer studies.

The following graphic indicates that AVB-S6 augments the efficacy of doxorubicin in a preclinical platinum resistant ovarian cancer model (SKOV3.IP).

Figure 6B from JCI 2017; (127)(1) 183-198

AVB-S6 proteins also demonstrated significant reductions in metastatic disease in triple negative breast (4T1), pancreatic (PDA1-1), and renal (SN12L1) cancer models. Additionally, in an orthotopic pancreatic model (LM-P) the AVB-S6 protein significantly increased survival in combination with the chemotherapy drug gemcitabine relative to gemcitabine or vehicle alone. The combination studies also demonstrated a relationship between AXL signaling and the cellular response to DNA damage in breast, pancreatic and ovarian cancer models. This relationship was even more pronounced in combination with cytotoxic chemotherapies such as doxorubicin and gemcitabine.

Notably, treatment with the AVB-S6 protein alone or in combination with gemcitabine demonstrated a significant decrease in tumor fibrosis. Decreasing fibrosis in the tumor microenvironment may increase efficacy of co-administered chemotherapeutics and potentially immuno-therapeutics by allowing greater access of T cells to the tumor cells. Once the development candidate, AVB-S6-500, was selected, in vitro and in vivo pharmacology studies were conducted to demonstrate that AVB-S6-500 had the same biological activity as the other AVB-S6 proteins.

Phase 1 Clinical Trial

Aravive recently completed its initial Phase 1 clinical trial with its lead protein, AVB-S6-500, in 42 dosed normal healthy volunteers. Subjects in the Phase 1 study were given single ascending intravenous, or IV, doses and 4 weekly repeat IV doses of AVB-S6-500. The primary objective of the study was to evaluate the safety and tolerability in healthy subjects of intravenous AVB-S6-500. Secondary objectives were to characterize the pharmacokinetics and pharmacodynamics of intravenous AVB-S6-500 over a range of dose levels and at a single dose level (5mg/kg) for a total of 4 doses.

To date, there have been no adverse events, or AEs, classified as serious and no dose-related AEs. Treatment-emergent AEs were generally mild, transient, and self-limiting. As anticipated from preclinical studies, a maximum tolerated dose was not reached. The study established proof of mechanism as all doses tested in human subjects suppressed serum GAS6 for at least one week. Serum GAS6 levels were suppressed for 2 and 3 weeks following the 5 mg/kg and 10 mg/kg doses, respectively.

Phase 1b/2 Planned Clinical Trial for the Treatment of Ovarian Cancer

Aravive plans to initiate the Phase 1b portion of a Phase 1b/2 clinical trial in patients with platinum resistant ovarian cancer in the second half of 2018. The final design of the study is currently under review. At a high level, the open-label, Phase 1b portion of the trial is expected to enroll 12-24 patients and the Phase 2 portion of the trial will compare placebo plus standard of care to AVB-S6-500 plus standard of care and is expected to enroll approximately 120 patients who will be randomized on a 2:1 basis to active arm versus placebo.

Other Indications

Upon effecting the merger, Aravive expects that there will be sufficient funding to enable it to initiate additional clinical trials. Such additional clinical trials may involve combining AVB-S6-500 with standard of care in a number of tumor types, which may include renal cell carcinoma, acute myeloid leukemia, triple negative breast cancer and pancreatic cancer. Aravive is also considering conducting potential studies in non-oncology indications such as kidney, lung or liver fibrosis. The determination of which trials, if any, to conduct will be based in part upon available funding.

Biomarker

GAS6 expression in tumors has been reported to be an adverse prognostic factor in several cancers, including urothelial, ovarian, lung adenocarcinoma, gastric cancer, glioblastoma, oral squamous cell carcinoma, liver carcinoma, and renal cell carcinoma. In studies conducted by Aravive, AVB-S6 proteins bind GAS6 with higher affinity than the endogenous AXL protein and prevent GAS6 signaling at the AXL receptor. Preclinical efficacy data for the AVB-S6 program demonstrated a relationship between reduced serum GAS6 and an anti-metastatic effect. Aravive has developed an assay designed to measure GAS6 levels in the blood before and after dosing of Aravive’s development candidate. In the presence of a pharmacologically active dose of AVB-S6, serum GAS6 has not been detectable. Thus, GAS6 levels in the blood of patients may be a pharmacodynamic biomarker that can aid AVB-S6 dose selection and potentially serve as a predictive biomarker for response to treatment with AVB-S6.

The following graphic indicates the relationship between AVB-S6-500 protein levels and GAS6 levels in blood from humans participating in the AVB-S6-500 first in human study.

Market Overview

According to the American Cancer Society, it is estimated that in 2018 there will be approximately 22,000 new cases of ovarian cancer diagnosed and approximately 14,000 ovarian cancer deaths in the United States. Ovarian cancer is the fifth most common malignancy in women and is the leading cause of death among gynecological cancers. A woman’s risk of getting ovarian cancer during her lifetime is about 1 in 78. Her lifetime chance of dying from ovarian cancer is about 1 in 108. Ovarian cancer accounts for just 2.5% of all female cancer cases, but 5% of cancer deaths because of the disease’s low survival rate. Due to the nonspecific nature of disease symptoms, currently the majority of ovarian cancer patients are diagnosed with advanced-stage disease, at which point their prognosis is poor. Improving the ability to detect ovarian cancer early is a research priority, given that women diagnosed with localized-stage disease have more than a 90% five-year survival rate.

Current standard of care treatments include surgery and chemotherapy (cisplatin and carboplatin). Targeted therapies include bevacizumab (Avastin), and other similar drugs, such as pembrolizumab, are being investigated as well. Drugs that inhibit the enzyme PARP-1 (called PARP inhibitors) have been approved for patients with ovarian cancer caused by mutations in BRCA1 and BRCA2 or as maintenance treatment following a platinum-based chemotherapy. New evidence shows that ovarian cancers can also become resistant to treatment with PARP inhibitors, and research is being conducted in the field to find ways to counteract this process.

For many years, the ovarian cancer drug market has been fairly stagnant, mainly due to the high use of generics and the lack of successful development of new innovative therapies. However, with the recent approvals of Avastin and the PARP inhibitors, AstraZeneca’s Lynparza (olaparib), Clovis Oncology’s Rubraca (rucaparib), and Tesaro’s Zejula (niraparib), the market is beginning to diversify. Global Data estimates the ovarian cancer market to grow at an annual compound rate of 15.5% during the 2015-2025 period to approximately $5.0 billion in the seven major markets, which comprise the United States, the European Union, Japan, Canada, the United Kingdom, Australia and China.

Manufacturing

Manufacturing of Aravive’s clinical trial material consists of three main phases, the production of bulk protein (drug substance), formulation/filling operations, and labelling/packaging operations of the finished product. The protein has been manufactured at high yield and with high purity. The clinical bulk drug substance is produced using industry standard manufacturing processes, as is the drug product.

Since September 2017, Aravive has relied on a third-party contract manufacturer, Wuxi Biologics (WuXi City, China) Limited, or WuXi Biologics, to manufacture clinical bulk drug substance and drug product for its intravenous clinical product candidate using a cell line and process developed by Wuxi Biologics. Aravive has manufactured enough of its clinical product candidate to dose approximately 400 patients for a six-month period, which is expected to be sufficient to complete the planned Phase 1b/Phase 2 ovarian cancer trial.

Aravive also contracted with an independent third party located in Texas for the labeling, packaging, and distribution of its injectable protein.

Aravive has personnel with significant technical, manufacturing, analytical, quality and project management experience to execute and manage manufacturing process development, plus oversee the manufacture, testing, quality release, storage and distribution of drug products according to the current Good Manufacturing Practice, or cGMPs, promulgated by the U.S. Food and Drug Administration, or FDA, and other regulatory requirements. The cGMP regulations include requirements relating to the organization of personnel, buildings and facilities, equipment, control of components and drug product containers and closures, production and process controls, packaging and labeling controls, holding and distribution, laboratory controls, records and reports, and returned or salvaged products. Aravive’s facility, and its third-party manufacturers, may be subject to periodic inspections by FDA and local authorities, which include, but are not limited to procedures and operations used in the testing and manufacture of its biological drug candidates to assess its compliance with applicable regulations. Failure to comply with statutory and regulatory requirements subjects a manufacturer to possible legal or regulatory action, including warning letters, the seizure or recall of products, injunctions, and consent decrees causing significant restrictions on or suspending manufacturing operations plus causing possible civil and criminal penalties. These actions could have a material impact on the availability of its biological drug candidates. Similar to contract manufacturers, Aravive may encounter difficulties involving production yields, quality control and quality assurance, as well as shortages of qualified personnel.

Research and Development

Aravive has made and will continue to make substantial investments in research and development. Aravive’s research and development expenses totaled $12.8 million and $1.3 million for the years ended December 31, 2017 and 2016, respectively, and $1.2 million for the three months ended March 31, 2018.

In the ordinary course of business, Aravive enters into agreements with third parties, such as clinical research organizations, medical institutions, clinical investigators and contract laboratories, to conduct its clinical trials and aspects of its research and preclinical testing. These third parties provide project management and monitoring services and regulatory consulting and investigative services.

Competition

The biotechnology and pharmaceutical industries are characterized by intense competition to develop new technologies and proprietary products. Aravive faces competition from many different sources, including biotechnology and pharmaceutical companies, academic institutions, government agencies, as well as public and private research institutions. Any products that Aravive may commercialize will have to compete with existing products and therapies as well as new products and therapies that may become available in the future.

At this time, there are no FDA- or European Medicines Agency-approved therapies targeting GAS6. Aravive believes this mechanism of action represents a novel approach to inhibiting tumor growth and metastasis, as well as addressing tumor immune evasion and resistance to other anticancer agents. Exelixis, Inc. markets cabozantinib, the only currently marketed AXL inhibitor. Aravive is aware of a number of companies focused on developing AXL inhibitors in various indications, including BerGenBio ASA, Astellas Pharma Inc., Mirati Therapeutics, Inc., Les Laboratoires Servier, SAS, Eli Lilly and Company, Bristol-Myers Squibb Company, Tolero Pharmaceuticals, Inc., Ignyta, Inc., as well as several companies addressing AXL inhibitors, and PARP 1/2 inhibitors and related signaling pathways.

Aravive’s competition may also include companies that are or will be developing therapies for the same therapeutic areas that it is targeting within its clinical product candidate, including ovarian cancer, pancreatic cancer, acute myeloid leukemia, renal cell carcinoma, and liver fibrosis. Many of Aravive’s potential competitors, alone or with their strategic partners may have substantially greater financial resources and expertise in research and development, manufacturing, preclinical testing, conducting clinical trials, obtaining regulatory approvals and marketing approved products than Aravive does. These competitors also compete with Aravive in recruiting and retaining qualified scientific and management personal, establishing clinical trial sites and patient registration for clinical trials, and in acquiring technologies complementary to, or necessary for its programs.

Aravive’s commercial opportunity could be reduced or eliminated if its competitors develop and commercialize products that are safer, more effective, have fewer or less severe side effects, are more convenient or are less expensive than any products that it may develop. Aravive’s competitors also may obtain FDA or other regulatory approval for their products more rapidly than Aravive may obtain approval for its clinical product candidate, which could result in Aravive’s competitors establishing a strong market position before it is able to enter the market. In addition, Aravive’s ability to compete may be affected in many cases by insurers or other third-party payors seeking to encourage the use of generic products.

License Agreement

In 2012, Aravive entered into an exclusive license agreement with Leland Stanford Junior University, or Stanford University, for intellectual and tangible property rights relating to biologic inhibitors for therapeutic targeting the receptor tyrosine kinase AXL. The license agreement was amended in 2012, 2015 and 2017 to modify certain of the stated milestones and expand the patent rights granted to Aravive. The term of the license is the length of the last to expire patent. The license agreement grants Aravive exclusive, worldwide rights to make, use or sell licensed materials based upon the following patent-related rights:

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U.S. patent application: Serial number PCT/US2012/069841, filed December 14, 2012; Serial Number 13/714,875, filed December 14, 2012 ; Serial Number PCT/US2013/074786, filed December 12, 2013; Serial Number 14/650,854, filed June 9, 2015; Serial Number PCT/US2015/066498, filed December 17, 2015; Serial Number 15/535,995, filed June 14, 2017; which patents are jointly owned with Aravive, and all U.S. patents and foreign patents and patent applications based on the application; as well as all divisionals, continuations, and those claims in continuations-in-parts to the extent they are sufficiently described in the application, and any re-examinations or reissues of the foregoing.

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U.S. patent application: Serial Number PCT/US2011/022125, filed January 21, 2011; Serial Number 13/554,954, filed July 20, 2012; Serial Number 13/595,936, filed August 27, 2012; Serial Number 13/950,111, filed July 24, 2013; Serial Number 14/712,731, filed May 14, 2015; which patents are solely owned by Stanford University, and all U.S. patents and foreign patents and patent applications based on the application; as well as all divisionals, continuations, and those claims in continuations-in-parts to the extent they are sufficiently described in the application, and any re-examinations or reissues of the foregoing.

As consideration for the rights granted in the license agreement, Aravive is obligated to pay Stanford University yearly license fees and milestone payments, and a royalty based on net sales of products covered by the patent-related rights set forth above. More specifically, Aravive is obligated to pay Stanford University (i) annual license payments, (ii) milestone payments of up to an aggregate of $1,000,000 upon achievement of clinical and regulatory milestones, and (iii) royalties equal to a percentage (in the low single digits) of net sales of licensed products; provided that the annual license payments made will offset (and be credited against) any royalties due in such license year. In the event of a sublicense to a third party of any rights based on the patents that are solely owned by Stanford University, Aravive is obligated to pay royalties to Stanford University equal to a percentage of what Aravive would have been required to pay to Stanford University had it sold the products under sublicense itself. In addition, in such event Aravive is required to pay to Stanford University a percent of sublicensing income. The license agreement may be terminated by Stanford University upon 30 days written notice if Aravive breaches its obligations thereunder, including failing to make any milestone or other required payments or to exercise diligence to bring licensed products to market. In the event of a termination, Aravive will be obligated to pay all amounts that accrued prior to such termination. The license agreement also contains other customary clauses and terms as are common in similar agreements between industry and academia, including the licensee’s agreement to indemnify Stanford University for any liabilities arising out of or related to the licensee’s exercise of its rights under, or breach of, the license agreement, the reservation of the licensor of the right to use the licensed intellectual property rights for its internal, non-commercial purposes, limitations/disclaimers of various warranties.

CPRIT Grant

In 2016, Aravive was approved for a $20.0 million grant, or the CPRIT Grant, from CPRIT for development of AVB-S6. The CPRIT Grant is subject to customary CPRIT funding conditions including a matching funds requirement whereby Aravive must match $0.50 for every $1.00 from CPRIT. Consequently, Aravive was required to raise $10.0 million in matching funds, and it has raised $11.4 million since 2016. The grant award, as is customary for all CPRIT awards, contains a requirement that Aravive pay CPRIT a royalty on sales of commercial products developed using CPRIT funds equal to a low single digit percentage of revenue until such time as CPRIT has been paid an aggregate amount equal to a specified multiple of the grant award proceeds. After the specified multiple of the grant award proceeds has been paid, Aravive will pay CPRIT a royalty of less than one percent for as long as Aravive maintains government exclusivity. The CPRIT grant contract terminates on May 31, 2019.

The CPRIT Grant is subject to Aravive complying with all terms set forth in the CPRIT Grant, including Aravive maintaining its status with CPRIT as a Texas-based entity. In order to qualify as a Texas-based entity, a company must fulfill a majority of the following seven requirements: (i) its US headquarters must be physically located in Texas; (ii) its chief executive officer must reside in Texas; (iii) a majority of its personnel, including at least two other senior-level employees, must reside in Texas; (iv) its manufacturing activities must take place in Texas; (v) at least 90% of its grant award funds must be paid to individuals and entities in Texas, including salaries and personnel costs for employees and contractors: (vi) at least one clinical trial site must be in Texas; and (vii) it must collaborate with a medical research organization in Texas, including a public or private institution of higher education. Currently, Aravive meets a majority of these seven requirements.

Intellectual Property

Aravive strives to protect and enhance the proprietary technology, inventions and improvements that are commercially important to its business, including seeking, maintaining, and defending patent rights. Aravive also relies on trade secrets relating to its technology and know-how to develop, strengthen and maintain its proprietary position in the field of targeting the GAS6-AXL pathway for the identification and development of therapeutic candidates for cancer therapy and fibrosis. In addition, Aravive relies on regulatory protection afforded through data exclusivity, market exclusivity and patent term extensions where available. Aravive also utilizes trademark protection for its company name, and expect to do so for products and/or services as they are marketed.

Aravive’s commercial success will depend in part on its ability to obtain and maintain patent and other proprietary protection for commercially important technology, inventions and know-how related to its business; defend and enforce its patents; preserve the confidentiality of its trade secrets; and operate without infringing the valid enforceable patents and proprietary rights of third parties. Aravive’s ability to stop third parties from making, using, selling, offering to sell or importing its therapeutic candidates may depend on the extent to which it has rights under valid and enforceable patents or trade secrets that cover these activities. With respect to both licensed and company-owned intellectual property, Aravive cannot be sure that patents will be granted with respect to any of its pending patent applications or with respect to any patent applications filed by Aravive in the future, nor can Aravive be sure that any of its existing patents or any patents that may be granted to Aravive in the future will be commercially useful in protecting its commercial products and methods of manufacturing the same.

Aravive’s patent position with respect to its GAS6-AXL program is comprised of 6 comprehensive patent portfolios containing composition of matter claims relating to its novel GAS6-binding fusion proteins, claims to reagents and methods for determining susceptibility or likelihood of a tumor to become invasive and/or metastatic, and claims to the use of Aravive’s novel fusion proteins for the treatment of various oncological conditions, as well as antiviral and antifibrotic disorders. Aravive’s license agreement with Stanford University provides Aravive with exclusive rights to intellectual property, or IP, that is either solely owned by Stanford (Portfolio I below) or co-owned by Stanford and Aravive (Portfolios II, III, and V below). Aravive also has rights to IP that it solely owns (Portfolio IV and VI below)

As of August 1, 2018, Aravive has exclusive rights to 27 issued patents and 7 pending patent applications that are the subject of its license agreement with Stanford University. The expiration date for those patents/patent applications is 2031. Aravive also has exclusive rights to 22 issued patents and 10 pending applications that are jointly owned with Stanford University and that are the subject of its license agreement with Stanford. The expiration dates for those patents/patent applications range from 2033-2035. Aravive has 5 pending patents that it solely owns. The expiration dates for those patents range from 2035-2038. Additional details on Aravive’s relevant portfolios is provided below:

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Portfolio I— “Inhibition of AXL Signaling in Anti-Metastatic Therapy” 27 Granted Patents—7 Pending Applications US8618254, US9074192, US9266927, US20160108378, AU2011207381, BR112012018022-3, CA2786149, CN-ZL201180014940, CN201610819620.7, EP2525824 (Validated in 17 EP countries), EP17159334.6, IN6649/CHENP/2012, JP5965322, KR10-2012-7021717, RU2556822, ZA2012/04866, ZA2013/07676

•	Portfolio II— “Inhibition Of AXL/GAS6 Signaling in the Treatment Of Disease” 1 Granted US Patent—1 Pending US Application US9,879,061, US20180094034

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Portfolio III— “Modified AXL Peptides and Their Use in Inhibition of AXL Signaling in Anti- Metastatic Therapy” 21 Granted Patents—5 Pending Applications US9822347, US15/783,850, AU2013359179, AU2017272193, CA2894539, EP13862780.7 (Validated in 18 EP countries), EP17196662.5, JP2015-547567, JP2018098435

•	Portfolio IV— “Antiviral Activity of GAS6 Inhibitor” 2 Pending Applications US14/918,442, CA2909609

•	Portfolio V— “Antifibrotic Activity of GAS6 Inhibitor” 4 Pending Applications US15/535,995, AU2015364437, CA2971406, EP15871120.0

•	Portfolio VI— “Methods of Treating Metastatic Cancers Using Axl Decoy Receptors” 3 Pending Applications US62/581,671, US 62/618,916, US 62/681,944

In the future, Aravive expects to continue prosecuting broader coverage of certain composition of matter applications. Additionally, Aravive will seek to file new patents related to novel candidates, manufacturing, clinical formulations, dose, and indications, as well as evaluate the acquisition of other innovative IP.

The term of individual patents depends upon the legal term of the patents in the countries in which they are obtained. In most countries in which Aravive files, the patent term is 20 years from the date of filing the non-provisional application. In the United States, a patent’s term may be lengthened by patent term adjustment, which compensates a patentee for administrative delays by the U.S. Patent and Trademark Office in granting a patent, or may be shortened if a patent is terminally disclaimed over an earlier-filed patent.

The term of a patent that covers an FDA-approved drug may also be eligible for patent term extension, which permits patent term restoration of a U.S. patent as compensation for the patent term lost during the FDA regulatory review process. The Hatch-Waxman Act permits a patent term extension of up to five years beyond the expiration of the patent. The length of the patent term extension is related to the length of time the drug is under regulatory review. A patent term extension cannot extend the remaining term of a patent beyond a total of 14 years from the date of product approval and only one patent applicable to an approved drug may be extended. Moreover, a patent can only be extended once, and thus, if a single patent is applicable to multiple products, it can only be extended based on one product. Similar provisions are available in Europe and other foreign jurisdictions to extend the term of a patent that covers an approved drug. When possible, depending upon the length of clinical trials and other factors involved in the filing of a new drug application, or NDA, Aravive expects to apply for patent term extensions for patents covering its therapeutics candidates and their methods of use.

Aravive may rely, in some circumstances, on trade secrets to protect its technology. However, trade secrets can be difficult to protect. Aravive seeks to protect its proprietary technology and processes, in part, by entering into confidentiality agreements with its employees, consultants, scientific advisors and contractors. Aravive also seeks to preserve the integrity and confidentiality of its data and trade secrets by maintaining physical security of its premises and physical and electronic security of its information technology systems. While Aravive has confidence in these procedures, agreements or security measures may be breached, and Aravive may not have adequate remedies for any breach. In addition, its trade secrets may otherwise become known or be independently discovered by competitors. To the extent that its consultants, contractors or collaborators use intellectual property owned by others in their work for Aravive, disputes may arise as to the rights in related or resulting know-how and inventions.

Government Regulation and Product Approval

Federal, state and local government authorities in the United States and in other countries extensively regulate, among other things, the research, development, testing, manufacturing, quality control, approval, labeling, packaging, storage, record-keeping, promotion, advertising, distribution, post-approval monitoring and reporting, marketing and export and import of biological and pharmaceutical products such as those Aravive is developing. Aravive’s clinical product candidate must be approved by the FDA before they may be legally marketed in the United States and by the appropriate foreign regulatory agency before they may be legally marketed in foreign countries. Generally, its activities in other countries will be subject to regulation that is similar in nature and scope as that imposed in the United States. The process for obtaining regulatory marketing approvals and the subsequent compliance with appropriate federal, state, local and foreign statutes and regulations require the expenditure of substantial time and financial resources.

U.S. Product Development Process

In the United States, the FDA regulates pharmaceutical and biological products under the Federal Food, Drug and Cosmetic Act, Public Health Service Act, or PHSA, and implementing regulations. Products are also subject to other federal, state and local statutes and regulations. The process of obtaining regulatory approvals and the subsequent compliance with appropriate federal, state, local and foreign statutes and regulations require the expenditure of substantial time and financial resources. Failure to comply with the applicable U.S. requirements at any time during the product development process, approval process or after approval, may subject an applicant to administrative or judicial sanctions. FDA sanctions could include, among other actions, refusal to approve pending applications, withdrawal of an approval, a clinical hold, warning letters, product recalls or withdrawals from the market, product seizures, total or partial suspension of production or distribution injunctions, fines, refusals of government contracts, restitution, disgorgement or civil or criminal penalties. Any agency or judicial enforcement action could have a material adverse effect on us. The process required by the FDA before a drug or biological product may be marketed in the United States generally involves the following:

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completion of nonclinical laboratory tests and animal studies according to good laboratory practices, or GLPs, and applicable requirements for the humane use of laboratory animals or other applicable regulations;

•	submission to the FDA of an IND or Investigational New Drug which must become effective before human clinical trials may begin;

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performance of adequate and well-controlled human clinical trials according to the FDA’s regulations commonly referred to as good clinical practices, or GCPs, and any additional requirements for the protection of human research subjects and their health information, to establish the safety and efficacy of the proposed biological product for its intended use;

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submission to the FDA of a Biologics License Application, or BLA, for marketing approval that meets applicable requirements to ensure the continued safety, purity, and potency of the product that is the subject of the BLA based on results of nonclinical testing and clinical trials;

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satisfactory completion of an FDA inspection of the manufacturing facility or facilities where the biological product is produced, to assess compliance with cGMP, to assure that the facilities, methods and controls are adequate to preserve the biological product’s identity, strength, quality and purity;

•	potential FDA audit of the nonclinical study and clinical trial sites that generated the data in support of the BLA; and

•	FDA review and approval, or licensure, of the BLA.

Before testing any biological development candidate in humans, the candidate enters the preclinical testing stage. Preclinical tests, also referred to as nonclinical studies, include laboratory evaluations of product chemistry, toxicity and formulation, as well as animal studies to assess the potential safety and activity of the candidate. The conduct of the preclinical tests must comply with federal regulations and requirements including GLPs. The clinical trial sponsor must submit the results of the preclinical tests, together with manufacturing information, analytical data, any available clinical data or literature and a proposed clinical protocol, to the FDA as part of the

IND. Some preclinical testing may continue even after the IND is submitted. The IND automatically becomes effective 30 days after receipt by the FDA, unless the FDA raises concerns or questions regarding the proposed clinical trials and places the trial on a clinical hold within that 30-day time period. In such a case, the IND sponsor and the FDA must resolve any outstanding concerns before the clinical trial can begin. The FDA may also impose clinical holds on a biological product candidate at any time before or during clinical trials due to safety concerns or non-compliance. If the FDA imposes a clinical hold, trials may not recommence without FDA authorization and then only under terms authorized by the FDA. Accordingly, Aravive cannot be sure that submission of an IND will result in the FDA allowing clinical trials to begin, or that, once begun, issues will not arise that suspend or terminate such trials.

Clinical trials involve the administration of the biological product candidate to healthy volunteers or patients under the supervision of qualified investigators, generally physicians not employed by or under the trial sponsor’s control. Clinical trials are conducted under protocols detailing, among other things, the objectives of the clinical trial, dosing procedures, subject selection and exclusion criteria, and the parameters to be used to monitor subject safety, including stopping rules that assure a clinical trial will be stopped if certain adverse events should occur. Each protocol and any amendments to the protocol must be submitted to the FDA as part of the IND. Clinical trials must be conducted and monitored in accordance with the FDA’s regulations composing the GCP requirements, including the requirement that all research subjects provide informed consent. Further, each clinical trial must be reviewed and approved by an independent institutional review board, or IRB, at or servicing each institution at which the clinical trial will be conducted. An IRB is charged with protecting the welfare and rights of trial participants and considers such items as whether the risks to individuals participating in the clinical trials are minimized and are reasonable in relation to anticipated benefits. The IRB also approves the form and content of the informed consent that must be signed by each clinical trial subject or his or her legal representative and must monitor the clinical trial until completed. Human clinical trials are typically conducted in three sequential phases that may overlap or be combined:

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Phase 1. The biological product is initially introduced into healthy human subjects and tested for safety. In the case of some products for severe or life-threatening diseases, especially when the product may be too inherently toxic to ethically administer to healthy volunteers, the initial human testing is often conducted in subjects.

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Phase 2. The biological product is evaluated in a limited patient population to identify possible adverse effects and safety risks, to preliminarily evaluate the efficacy of the product for specific targeted diseases and to determine dosage tolerance, optimal dosage and dosing schedule.

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Phase 3. Clinical trials are undertaken to further evaluate dosage, clinical efficacy, potency, and safety in an expanded patient population at geographically dispersed clinical trial sites. These clinical trials are intended to establish the overall risk to benefit ratio of the product and provide an adequate basis for product labeling.

Post-approval clinical trials, sometimes referred to as Phase 4 clinical trials, may be conducted after initial marketing approval. These clinical trials are used to gain additional experience from the treatment of patients in the intended therapeutic indication, particularly for long-term safety follow-up.

During all phases of clinical development, regulatory agencies require extensive monitoring and auditing of all clinical activities, clinical data, and clinical trial investigators. Annual progress reports detailing the results of the clinical trials must be submitted to the FDA. Written IND safety reports must be promptly submitted to the FDA and the investigators for serious and unexpected adverse events, any findings from other studies, tests in laboratory animals or in vitro testing that suggest a significant risk for human subjects, or any clinically important increase in the rate of a serious suspected adverse reaction over that listed in the protocol or investigator brochure. The sponsor must submit an IND safety report within 15 calendar days after the sponsor determines that the information qualifies for reporting. The sponsor also must notify the FDA of any unexpected fatal or life-threatening suspected adverse reaction within seven calendar days after the sponsor’s initial receipt of the information. Phase 1, Phase 2 and Phase 3 clinical trials may not be completed successfully within any specified period, if at all. The FDA or the sponsor or its data safety monitoring board may suspend or terminate a clinical trial at any time on various grounds, including a finding that the research subjects are being exposed to an unacceptable health risk. Similarly, an IRB can suspend or terminate approval of a clinical trial at its institution if the clinical trial is not being conducted in accordance with the IRB’s requirements or if the biological product has been associated with unexpected serious harm to subjects.

Concurrently with clinical trials, companies usually complete additional studies and must also develop additional information about the physical characteristics of the biological product as well as finalize a process for manufacturing the product in commercial quantities in accordance with cGMP requirements. To help reduce the risk of the introduction of adventitious agents with use of biological products, the PHSA emphasizes the importance of manufacturing control for products whose attributes cannot be precisely defined. The manufacturing process must be capable of consistently producing quality batches of the product candidate and, among other criteria, the sponsor must develop methods for testing the identity, strength, quality, potency and purity of the final biological product. Additionally, appropriate packaging must be selected and tested, and stability studies must be conducted to demonstrate that the biological product candidate does not undergo unacceptable deterioration over its shelf life.

U.S. Review and Approval Processes

After the completion of clinical trials of a biological product, FDA approval of a BLA must be obtained before commercial marketing of the biological product. The BLA must include results of product development, laboratory and animal studies, human trials, information on the manufacture and composition of the product, proposed labeling and other relevant information. The FDA may grant deferrals for submission of data, or full or partial waivers. The testing and approval processes require substantial time and effort and there can be no assurance that the FDA will accept the BLA for filing and, even if filed, that any approval will be granted on a timely basis, if at all.

Under the Prescription Drug User Fee Act, or PDUFA, as amended, each BLA must be accompanied by a significant user fee. The FDA adjusts the PDUFA user fees on an annual basis. PDUFA also imposes an annual product fee for biological products and an annual establishment fee on facilities used to manufacture prescription biological products. Fee waivers or reductions are available in certain circumstances, including a waiver of the application fee for the first application filed by a small business. No user fees are assessed on BLAs for products designated as orphan drugs, unless the product also includes a non-orphan indication.

Within 60 days following submission of the application, the FDA reviews a BLA submitted to determine if it is substantially complete before the agency accepts it for filing. The FDA may refuse to file any BLA that it deems incomplete or not properly reviewable at the time of submission, and may request additional information. In this event, the BLA must be resubmitted with the additional information. The resubmitted application also is subject to review before the FDA accepts it for filing. Once the submission is accepted for filing, the FDA begins an in-depth substantive review of the BLA. The FDA reviews the BLA to determine, among other things, whether the proposed product is safe, potent, and/or effective for its intended use, and has an acceptable purity profile, and whether the product is being manufactured in accordance with cGMP to assure and preserve the product’s identity, safety, strength, quality, potency and purity. The FDA may refer applications for novel biological products or biological products that present difficult questions of safety or efficacy to an advisory committee, typically a panel that includes clinicians and other experts, for review, evaluation and a recommendation as to whether the application should be approved and under what conditions. The FDA is not bound by the recommendations of an advisory committee, but it considers such recommendations carefully when making decisions. During the biological product approval process, the FDA also will determine whether a Risk Evaluation and Mitigation Strategy, or REMS, is necessary to assure the safe use of the biological product. If the FDA concludes a REMS is needed, the sponsor of the BLA must submit a proposed REMS. The FDA will not approve a BLA without a REMS, if required.

Before approving a BLA, the FDA will inspect the facilities at which the product is manufactured. The FDA will not approve the product unless it determines that the manufacturing processes and facilities are in compliance with cGMP requirements and adequate to assure consistent production of the product within required specifications. Additionally, before approving a BLA, the FDA will typically inspect one or more clinical sites to assure that the clinical trials were conducted in compliance with IND trial requirements and GCP requirements. To assure cGMP and GCP compliance, an applicant must incur significant expenditure of time, money and effort in the areas of training, record keeping, production, and quality control.

Notwithstanding the submission of relevant data and information, the FDA may ultimately decide that the BLA does not satisfy its regulatory criteria for approval and deny approval. Data obtained from clinical trials are not always conclusive and the FDA may interpret data differently than Aravive interprets the same data. If the agency decides not to approve the BLA in its present form, the FDA will issue a complete response letter that describes all of the specific deficiencies in the BLA identified by the FDA. The deficiencies identified may be minor, for example, requiring labeling changes, or major, for example, requiring additional clinical trials. Additionally, the complete response letter may include recommended actions that the applicant might take to place the application in a condition for approval. If a complete response letter is issued, the applicant may either resubmit the BLA, addressing all of the deficiencies identified in the letter, or withdraw the application.

If a product receives regulatory approval, the approval may be significantly limited to specific diseases and dosages or the indications for use may otherwise be limited, which could restrict the commercial value of the product.

Further, the FDA may require that certain contraindications, warnings or precautions be included in the product labeling. The FDA may impose restrictions and conditions on product distribution, prescribing, or dispensing in the form of a risk management plan, or otherwise limit the scope of any approval. In addition, the FDA may require post marketing clinical trials, sometimes referred to as Phase 4 clinical trials, designed to further assess a biological product’s safety and effectiveness, and testing and surveillance programs to monitor the safety of approved products that have been commercialized.

In addition, under the Pediatric Research Equity Act, a BLA or supplement to a BLA must contain data to assess the safety and effectiveness of the product for the claimed indications in all relevant pediatric subpopulations and to support dosing and administration for each pediatric subpopulation for which the product is safe and effective. The FDA may grant deferrals for submission of data or full or partial waivers.

Post-Approval Requirements

Any products for which Aravive receives FDA approvals are subject to continuing regulation by the FDA, including, among other things, record-keeping requirements, reporting of adverse experiences with the product, providing the FDA with updated safety and efficacy information, product sampling and distribution requirements, and complying with FDA promotion and advertising requirements, which include, among others, standards for direct-to-consumer advertising, restrictions on promoting products for uses or in patient populations that are not described in the product’s approved uses, known as ‘off-label’ use, limitations on industry-sponsored scientific and educational activities, and requirements for promotional activities involving the internet. Although physicians may prescribe legally available products for off-label uses, if the physicians deem to be appropriate in their professional medical judgment, manufacturers may not market or promote such off-label uses.

In addition, quality control and manufacturing procedures must continue to conform to applicable manufacturing requirements after approval to ensure the long-term stability of the product. cGMP regulations require among other things, quality control and quality assurance as well as the corresponding maintenance of records and documentation and the obligation to investigate and correct any deviations from cGMP. Manufacturers and other entities involved in the manufacture and distribution of approved products are required to register their establishments with the FDA and certain state agencies, and are subject to periodic unannounced inspections by the FDA and certain state agencies for compliance with cGMP and other laws. Accordingly, manufacturers must continue to expend time, money, and effort in the area of production and quality control to maintain cGMP compliance. Discovery of problems with a product after approval may result in restrictions on a product, manufacturer, or holder of an approved BLA, including, among other things, recall or withdrawal of the product from the market. In addition, changes to the manufacturing process are strictly regulated, and depending on the significance of the change, may require prior FDA approval before being implemented. Other types of changes to the approved product, such as adding new indications and claims, are also subject to further FDA review and approval.

The FDA also may require post-marketing testing, known as Phase 4 testing, and surveillance to monitor the effects of an approved product. Discovery of previously unknown problems with a product or the failure to comply with applicable FDA requirements can have negative consequences, including adverse publicity, judicial or administrative enforcement, warning letters from the FDA, mandated corrective advertising or communications with doctors, and civil or criminal penalties, among others. Newly discovered or developed safety or effectiveness data may require changes to a product’s approved labeling, including the addition of new warnings and contraindications, and also may require the implementation of other risk management measures. Also, new government requirements, including those resulting from new legislation, may be established, or the FDA’s policies may change, which could delay or prevent regulatory approval of its product candidate under development.

Other U.S. Healthcare Laws and Compliance Requirements

In the United States, Aravive’s activities are potentially subject to regulation by various federal, state and local authorities in addition to the FDA, including but not limited to, the Centers for Medicare and Medicaid Services, or CMS, other divisions of the U.S. Department of Health and Human Services, for instance the Office of Inspector General, the U.S. Department of Justice, or DOJ, and individual U.S. Attorney offices within the DOJ, and state and local governments. For example, sales, marketing and scientific/educational grant programs must comply with the anti-fraud and abuse provisions of the Social Security Act, the false claims laws, the physician payment transparency laws, the privacy and security provisions of HIPAA, as amended by HITECH, and similar state laws, each as amended.

The federal anti-kickback statute prohibits, among other things, any person or entity, from knowingly and willfully offering, paying, soliciting or receiving any remuneration, directly or indirectly, overtly or covertly, in cash or in kind, to induce or in return for purchasing, leasing, ordering or arranging for the purchase, lease or order of any item or service reimbursable under Medicare, Medicaid or other federal healthcare programs. The term remuneration has been interpreted broadly to include anything of value. The anti-kickback statute has been interpreted to apply to arrangements between pharmaceutical manufacturers on one hand and prescribers, purchasers, and formulary managers on the other. There are a number of statutory exceptions and regulatory safe harbors protecting some common activities from prosecution. The exceptions and safe harbors are drawn narrowly and practices that involve remuneration that may be alleged to be intended to induce prescribing, purchasing or recommending may be subject to scrutiny if they do not qualify for an exception or safe harbor. Aravive’s practices may not in all cases meet all of the criteria for protection under a statutory exception or regulatory safe harbor. Failure to meet all of the requirements of a particular applicable statutory exception or regulatory safe harbor, however, does not make the conduct per se illegal under the anti-kickback statute. Instead, the legality of the arrangement will be evaluated on a case-by-case basis based on a cumulative review of all of its facts and circumstances.

Additionally, the intent standard under the anti-kickback statute was amended by the Affordable Care Act to a stricter standard such that a person or entity no longer needs to have actual knowledge of the statute or specific intent to violate it in order to have committed a violation. In addition, the Affordable Care Act codified case law that a claim including items or services resulting from a violation of the federal anti-kickback statute constitutes a false or fraudulent claim for purposes of the federal False Claims Act, as discussed below.

The civil monetary penalties statute imposes penalties against any person or entity that, among other things, is determined to have presented or caused to be presented a claim to a federal health program that the person knows or should know is for an item or service that was not provided as claimed or is false or fraudulent.

The federal False Claims Act prohibits, among other things, any person or entity from knowingly presenting, or causing to be presented, a false claim for payment to, or approval by, the federal government or knowingly making, using, or causing to be made or used a false record or statement material to a false or fraudulent claim to the federal government. As a result of a modification made by the Fraud Enforcement and Recovery Act of 2009, a claim includes “any request or demand” for money or property presented to the U.S. government. Recently, several pharmaceutical and other healthcare companies have been prosecuted under these laws for allegedly providing free product to customers with the expectation that the customers would bill federal programs for the product. Other companies have been prosecuted for causing false claims to be submitted because of the companies’ marketing of the product for unapproved, and thus non-reimbursable, uses.

HIPAA created new federal criminal statutes that prohibit knowingly and willfully executing, or attempting to execute, a scheme to defraud or to obtain, by means of false or fraudulent pretenses, representations or promises, any money or property owned by, or under the control or custody of, any healthcare benefit program, including private third-party payors and knowingly and willfully falsifying, concealing or covering up by trick, scheme or device, a material fact or making any materially false, fictitious or fraudulent statement in connection with the delivery of or payment for healthcare benefits, items or services. Similar to the federal anti-kickback statute, a person or entity does not need to have actual knowledge of the statute or specific intent to violate it in order to have committed a violation.

Also, many states have similar fraud and abuse statutes or regulations that apply to items and services reimbursed under Medicaid and other state programs, or, in several states, apply regardless of the payor.

Aravive may be subject to data privacy and security regulations by both the federal government and the states in which it conducts its business. HIPAA, as amended by the HITECH Act, and their respective implementing regulations, including the final omnibus rule published on January 25, 2013, imposes requirements relating to the privacy, security and transmission of individually identifiable health information. Among other things, HITECH makes HIPAA’s privacy and security standards directly applicable to business associates independent contractors or agents of covered entities that receive or obtain protected health information in connection with providing a service on behalf of a covered entity. HITECH also created four new tiers of civil monetary penalties, amended HIPAA to make civil and criminal penalties directly applicable to business associates, and gave state attorneys general new authority to file civil actions for damages or injunctions in federal courts to enforce the federal HIPAA laws and seek attorneys’ fees and costs associated with pursuing federal civil actions. In addition, state laws govern the privacy and security of health information in specified circumstances, many of which differ from each other in significant ways, thus complicating compliance efforts.

Additionally, the Federal Physician Payments Sunshine Act under the Affordable Care Act, and its implementing regulations, require that certain manufacturers of drugs, devices, biological and medical supplies for which payment is available under Medicare, Medicaid or the Children’s Health Insurance Program, with certain exceptions, to report information related to certain payments or other transfers of value made or distributed to physicians and teaching hospitals, or to entities or individuals at the request of, or designated on behalf of, the physicians and teaching hospitals and to report annually certain ownership and investment interests held by physicians and their immediate family members. Failure to submit timely, accurately, and completely the required information may result in civil monetary penalties of up to an aggregate of $150,000 per year and up to an aggregate of $1 million per year for “knowing failures”. Certain states also mandate implementation of compliance programs, impose restrictions on pharmaceutical manufacturer marketing practices and/or require the tracking and reporting of gifts, compensation and other remuneration to healthcare providers and entities.

In order to distribute products commercially, Aravive must also comply with state laws that require the registration of manufacturers and wholesale distributors of drug and biological products in a state, including, in certain states, manufacturers and distributors who ship products into the state even if such manufacturers or distributors have no place of business within the state. Some states also impose requirements on manufacturers and distributors to establish the pedigree of product in the chain of distribution, including some states that require manufacturers and others to adopt new technology capable of tracking and tracing product as it moves through the distribution chain. Several states have enacted legislation requiring pharmaceutical and biotechnology companies to establish marketing compliance programs, file periodic reports with the state, make periodic public disclosures on sales, marketing, pricing, clinical trials and other activities, and/or register their sales representatives, as well as to prohibit pharmacies and other healthcare entities from providing certain physician prescribing data to pharmaceutical and biotechnology companies for use in sales and marketing, and to prohibit certain other sales and marketing practices. All of Aravive’s activities are potentially subject to federal and state consumer protection and unfair competition laws.

If Aravive operations are found to be in violation of any of the federal and state healthcare laws described above or any other governmental regulations that apply to it, Aravive may be subject to penalties, including without limitation, civil, criminal and/or administrative penalties, damages, fines, disgorgement, exclusion from participation in government programs, such as Medicare and Medicaid, injunctions, private “qui tam” actions brought by individual whistleblowers in the name of the government, or refusal to allow it to enter into government contracts, contractual damages, reputational harm, administrative burdens, diminished profits and future earnings, and the curtailment or restructuring of its operations, any of which could adversely affect Aravive’s ability to operate its business and its results of operations.

Coverage, Pricing and Reimbursement

Significant uncertainty exists as to the coverage and reimbursement status of any product candidates for which Aravive obtains regulatory approval. In the United States and markets in other countries, sales of any products for which Aravive receives regulatory approval for commercial sale will depend, in part, on the extent to that third-party payors provide coverage, and establish adequate reimbursement levels for such products. In the United States, third-party payors include federal and state healthcare programs, private managed care providers, health insurers and other organizations. The process for determining whether a third-party payor will provide coverage for a product may be separate from the process for setting the price of a product or for establishing the reimbursement rate that such a payor will pay for the product. Third-party payors may limit coverage to specific products on an approved list, also known as a formulary, which might not include all of the FDA-approved products for a particular indication. Third-party payors are increasingly challenging the price, examining the medical necessity and reviewing the cost- effectiveness of medical products, therapies and services, in addition to questioning their safety and efficacy. Aravive may need to conduct expensive pharmaco-economic studies in order to demonstrate the medical necessity and cost-effectiveness of its product candidates, in addition to the costs required to obtain the FDA approvals. Aravive’s product candidates may not be considered medically necessary or cost-effective. A payor’s decision to provide coverage for a product does not imply that an adequate reimbursement rate will be approved. Further, one payor’s determination to provide coverage for a product does not assure that other payors will also provide coverage for the product. Adequate third-party reimbursement may not be available to enable Aravive to maintain price levels sufficient to realize an appropriate return on its investment in product development.

Different pricing and reimbursement schemes exist in other countries. Some jurisdictions operate positive and negative list systems under which products may only be marketed once a reimbursement price has been agreed. To obtain reimbursement or pricing approval, some of these countries may require the completion of clinical trials that compare the cost-effectiveness of a particular product candidate to currently available therapies. Other countries allow companies to fix their own prices for medicines, but monitor and control company profits. The downward pressure on health care costs has become very intense. As a result, increasingly high barriers are being erected to the entry of new products. In addition, in some countries, cross-border imports from low-priced markets exert a commercial pressure on pricing within a country.

The marketability of any product candidate for which Aravive receives regulatory approval for commercial sale may suffer if the government and third-party payors fail to provide adequate coverage and reimbursement. In addition, emphasis on managed care in the United States has increased and Aravive expects the pressure on healthcare pricing will continue to increase. Coverage policies and third-party reimbursement rates may change at any time. Even if favorable coverage and reimbursement status is attained for one or more products for which Aravive receives regulatory approval, less favorable coverage policies and reimbursement rates may be implemented in the future.

U.S. Healthcare Reform

Aravive anticipates that current and future U.S. legislative healthcare reforms may result in additional downward pressure on the price that Aravive receives for any approved product, if covered, and could seriously harm its business. Any reduction in reimbursement from Medicare and other government programs may result in a similar reduction in payments from private payors. The implementation of cost containment measures or other healthcare reforms may prevent Aravive from being able to generate revenue, attain profitability or commercialize its product candidates. In addition, it is possible that there will be further legislation or regulation that could harm its business, financial condition and results of operations.

Foreign Regulation

In order to market any product outside of the United States, Aravive would need to comply with numerous and varying regulatory requirements of other countries and jurisdictions regarding quality, safety and efficacy and governing, among other things, clinical trials, marketing authorization, commercial sales and distribution of its products. Whether or not Aravive obtains FDA approval for a product, it would need to obtain the necessary approvals by the comparable foreign regulatory authorities before it can commence clinical trials or marketing of the product in foreign countries and jurisdictions. Although many of the issues discussed above with respect to the United States apply similarly in the context of the European Union, the approval process varies between countries and jurisdictions and can involve additional product testing and additional administrative review periods. The time required to obtain approval in other countries and jurisdictions might differ from and be longer than that required to obtain FDA approval. Regulatory approval in one country or jurisdiction does not ensure regulatory approval in another, but a failure or delay in obtaining regulatory approval in one country or jurisdiction may negatively impact the regulatory process in others.

Employees

Aravive’s management and scientific teams possess considerable experience in drug discovery, research, manufacturing, clinical development and regulatory matters. Aravive’s research team includes Pharm.D. Ph.D.-level scientists with expertise in cancer biology. As of August 1, 2018, Aravive had 5 full-time employees and 2 part time employees. Of these 5 employees, 4 employees are engaged in research and development and 1 employee is engaged in finance, human resources, administration, business and general management. Aravive has no collective bargaining agreements with its employees and it has not experienced any work stoppages. Aravive considers its relations with its employees to be good.

Advisors

Aravive’s management team is supported by a group of leading advisors, recognized experts in the fields of immuno-oncology, radiation oncology, neuroscience. Aravive’s key scientific advisory board members include:

•	Kimberly L. Blackwell. Dr. Blackwell is Vice-President, Early Phase Oncology and Immuno-Oncology at Eli Lilly Corporation, and Adjunct Professor of Medicine, Duke University Medical Center.

•

Albert Koong, M.D. PhD. Dr. Koong is the Chair of the Department of Radiation Oncology and holds the Dallas/Fort Worth Living Legend Endowed Professorship at the University of Texas MD Anderson Cancer Center.

•

Greg Lemke, PhD. Dr. Lemke is Françoise Gilot-Salk Professor at the Salk Institute for Biological Studies, where he is a member of the Molecular Neurobiology Laboratory and Co-Director of the Immunobiology and Microbial Pathogenesis Laboratory.

Several of its advisors are employed by academic institutions and may have commitments to, or agreements with, other entities that may limit their availability to Aravive. Aravive’s advisors may also serve as consultants to other biotechnology and pharmaceutical companies, including those that may be its competitors. Aravive has agreements with each of its advisors pursuant to which they provide services to it. These agreements may be terminated by Aravive or by the advisor upon 30 days’ notice. Aravive owns the rights to any inventions or ideas made or conceived by each of its advisor during performance of the services. Aravive generally compensates its advisors through payment of advisory fees and reimburses its advisors for travel and other expenses. In addition, Aravive has granted certain of its advisors options to purchase shares of its common stock.

Facilities

Aravive’s principal executive offices are located in Houston, Texas where it occupies office space. Aravive’s sublease term expires on December 31, 2018.

Legal Proceedings

Aravive is not currently the subject of any legal proceedings or claims. From time to time, Aravive may be subject to various legal proceedings and claims that arise in the ordinary course of its business activities. Litigation, regardless of the outcome, could have an adverse impact on Aravive because of defense and settlement costs, diversion of management resources and other factors.

ARAVIVE MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of Aravive’s financial condition and results of operations should be read in conjunction with Aravive’s financial statements and related notes included elsewhere in this prospectus. This discussion contains forward-looking statements that involve risks and uncertainties. Aravive’s actual results could differ materially from those discussed below. Factors that could cause or contribute to such differences include, but are not limited to, those identified below and those discussed in “Risk Factors” included elsewhere in this prospectus.

Overview

Aravive is a clinical-stage biotechnology company focused on developing new therapies that target important survival pathways for both advanced solid tumors as well as hematologic malignancies. Aravive’s primary therapeutic focus is the GAS6-AXL pathway, where AXL receptor signaling plays an important role in multiple types of malignancies by promoting metastasis, cancer cell survival, resistance to treatments, and immune suppression. The technology originated in the laboratories of Dr. Amato Giaccia and his colleagues at Stanford University.

Ararvive’s product candidates, Aravive-S6, or AVB-S6, are a set of novel, high-affinity, soluble Fc-fusion proteins designed to block the activation of the GAS6-AXL signaling pathway by intercepting the binding of GAS6 to its receptor AXL. Aravive has generated preclinical data for AVB-S6 proteins in both acute myeloid leukemia and certain advanced solid tumors including ovarian, renal, pancreatic, and breast cancers. The current development program benefits from the availability of a complementary serum-based biomarker that it expects will help accelerate drug development and reduce risk by allowing Aravive to select a pharmacologically active dose, better monitoring of therapeutic responses and perhaps better selection of responder patient populations. In its recently completed Phase 1 clinical trial with its clinical product candidate, AVB-S6-500, Aravive established proof of mechanism by demonstrating full GAS6 neutralization at all doses tested. Importantly, the lead protein candidate had a favorable safety profile preclinically and in the first in human study. Aravive is poised to initiate its first Phase 1b/2 clinical trial in ovarian cancer in the second half of 2018.

In July 2016, Aravive was approved for a $20.0 million grant, or the CPRIT Grant, from CPRIT for development of AVB-S6. The CPRIT Grant is expected to allow Aravive to develop the product candidates referenced above through clinical trials. The CPRIT Grant is effective as of June 1, 2016 and terminates on May 31, 2019. The CPRIT Grant is subject to customary CPRIT funding conditions including a matching funds requirement where Aravive will match 50% of funding from the CPRIT Grant. Consequently, Aravive is required to raise $10.0 million in matching funds over the three year project. As of December 31, 2017 and 2016, Aravive has provided approximately $6.0 million and $1.0 million, respectively, in matching funding. As of December 31, 2017 and 2016, Aravive has $4.0 million and $9.0 million, respectively, remaining to provide over the remaining life of the CPRIT Grant. As of December 31, 2017 and 2016, Aravive has received $15.4 million and $5.2 million, respectively, from the CPRIT Grant.

The CPRIT Grant, as is customary for all CPRIT awards, contains a requirement that Aravive pay CPRIT a tiered royalty from low to mid- single digit percentages. Such royalty is reduced to less than 1% for as long as Aravive maintains government exclusivity after a mid-single digit multiple of the grant funds have been paid to CPRIT in royalties.

As consideration for the rights granted as part of a license agreement with Stanford University, Aravive is obligated to pay yearly license fees and milestone payments, and a royalty based on net sales of products covered by the patent-related rights. More specifically, Aravive is obligated to pay Stanford University (i) annual license payments (ii) milestone payments of up to an aggregate of $1,000,000 upon achievement of clinical and regulatory milestones, and (iii) royalties equal to a percentage (in the low single digits) of net sales of licensed products; provided that the annual license payments made will offset (and be credited against) any royalties due in such license year. In the event of a sublicense to a third party of any rights based on the patents that are solely owned by Stanford University, Aravive is obligated to pay royalties to Stanford University equal to a percentage of what Aravive would have been required to pay to Stanford University had it sold the products under sublicense itself. In addition, in such event Aravive is required to pay to Stanford University a percent of sublicensing income. In the event of a termination, Aravive will be obligated to pay all amounts that accrued prior to such termination.

Aravive is based in Houston, Texas, where it relocated after receiving the CRPIT Grant in 2016.

Critical Accounting Policies, Significant Judgments and Use of Estimates

Aravive’s management’s discussion and analysis of financial condition and results of operations is based on its consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States, or GAAP. The preparation of these financial statements requires Aravive to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, as well as the reported revenue and expenses during the reporting periods. These items are monitored and analyzed by Aravive for changes in facts and circumstances, and material changes in these estimates could occur in the future. Aravive bases its estimates on historical experience and on various other factors that it believes are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Changes in estimates are reflected in reported results for the period in which they become known. Actual results may differ materially from these estimates under different assumptions or conditions. Historical results are not necessarily indicative of future results.

Aravive believes the following critical accounting policies involve significant judgements and estimates used in the preparation of its financial statements (see also Note 1 to Aravive’s financial statements for the years ended December 31, 2017 and 2016 and the three months ended March 31, 2018 and 2017 included in this proxy statement/prospectus/information statement).

Grant Revenues

Aravive’s revenue is derived solely from the CPRIT Grant. Revenues from the CPRIT Grant are recognized when qualifying costs are incurred and there is reasonable assurance that the conditions of the award have been met for collection. Proceeds received prior to the costs being incurred or the conditions of the award being met are recognized as deferred revenue until the services are performed and the conditions of the award are met.

Recently Issued Accounting Pronouncements

In May 2014, the Financial Accounting Standards Board, or FASB, issued Accounting Standards Update, or ASU, No. 2014-09, Revenue from Contracts with Customers: (Topic 606). This ASU affects any entity that either enters into contracts with customers to transfer goods or services or enters into contracts for the transfer of nonfinancial assets unless those contracts are within the scope of other standards (e.g., insurance contracts or lease contracts). This ASU will supersede the revenue recognition requirements in Topic 605, Revenue Recognition, and most industry-specific guidance. In addition, the existing requirements for the recognition of a gain or loss on the transfer of nonfinancial assets that are not in a contract with a customer (e.g., assets within the scope of Topic 360, Property, Plant, and Equipment, and intangible assets within the scope of Topic 350, Intangibles-Goodwill and Other) are amended to be consistent with the guidance on recognition and measurement (including the constraint on revenue) in this ASU. The core principle of the guidance is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The amendments in this ASU are effective for annual reporting periods beginning after December 15, 2018 for non-public entities. Aravive is currently evaluating the impact this ASU will have on its financial statements.

In February 2016, the FASB issued ASU 2016-02, Leases, or ASU 2016-02, which requires lessees to recognize the following for all leases (with the exception of short-term leases) at the commencement date: a lease liability, which is a lessee’s obligation to make lease payments arising from a lease, measured on a discounted basis and a right-of-use asset, which is an asset that represents the lessee’s right to use, or control the use of, a specified asset for the lease term. Certain targeted improvements were made to align, where necessary, lessor accounting with the lessee accounting model and Topic 606, Revenue from Contracts with Customers. ASU 2016-02 is effective for annual periods beginning after December 15, 2019 for non-public entities. Early application is permitted for all public business entities and all nonpublic business entities upon issuance. Lessees (for capital and operating leases) and lessors (for sales-type, direct financing, and operating leases) must apply a modified retrospective transition approach for leases existing at, or entered into after, the beginning of the earliest comparative period presented in the financial statements. The modified retrospective approach would not require any transition accounting for leases that expired before the earliest comparative period presented. Lessees and lessors may not apply a full retrospective transition approach. Aravive does not expect the adoption of this ASU to have a material impact on the financial statements.

In June 2018, the FASB issued ASU No. 2018-07, Compensation-Stock Compensation (Topic 718), which simplifies the accounting for nonemployee share-based payment transactions. The amendments specify that Topic 718 applies to all share-based payment transactions in which a grantor acquires goods or services to be used or consumed in a grantor’s own operations by issuing share-based payment awards. This ASU is effective for annual reporting periods beginning after December 15, 2019 for non-public entities, although early adoption is permitted (but no sooner than the adoption of Topic 606). The adoption of this guidance is not expected to have a material impact on the financial statements.

Segment Information

Aravive operates in one segment. Management uses one measurement of profitability and does not segregate its business for internal reporting.

Results of Operations

Comparison of the three months ended March 31, 2018 and 2017

The following table summarizes Aravive’s net loss during the periods indicated.

	Three Months Ended March 31,			% change from 2017 to 2018
	2018	2017	$ Change
	(in thousands)
Grant revenues	$1,019	$2,188	$(1,169)	(53)%

Operating expenses
Research and development	1,237	2,968	(1,731)	(58)%
General and administrative	639	372	267	72%

Total operating expense	1,876	3,340	(1,464)	(44)%
Loss from operations	(857)	(1,152)	295	(26)%

Interest income, net	5	4	1	25%

Net loss	$(852)	$(1,148)	$296	(26)%

Grant Revenues

Grant revenues decreased by approximately $1.2 million, or 53%, to $1 million for the three months ended March 31, 2018 from $2.1 million for the three months ended March 31, 2017. The decrease in grant revenues resulted from Aravive incurring lower qualified development and manufacturing expenses for which CPRIT Grants funds are received during the three months ended March 31, 2018 as compared to the three months ended March 31, 2017.

Given the nature of the development process, grant revenue will fluctuate depending on the stage of development.

Research and Development

Research and development expenses decreased by approximately $1.7 million, or 58%, to $1.2 million for the three months ended March 31, 2018, compared to $3 million for the three months ended March 31, 2017. The decrease in research and development expenses was primarily due the timing of Aravive’s development and manufacturing activities, with less activity during the three months ended March 31, 2018 than the three months ended March 31, 2017. Aravive’s IND was filed in December 2017 and most of the pre-clinical development activities were completed in 2017 prior to such filing.

Aravive expects research and development expenses to increase as it advances its clinical product candidate. The funding necessary to bring a drug candidate to market is subject to numerous uncertainties.

General and Administrative

General and administrative expenses increased by $0.2 million, or 72% to $0.6 million for the three months ended March 31, 2018, compared to $0.4 million for the three months ended March 31, 2017. The increase in general and administrative was primarily due to higher personnel cost, employees joining after March 2017 and some severance related cost.

As Aravive continues to advance its product and as a result of the merger, it anticipates incurring significantly increased general and administrative expenses.

Net Loss

Aravive’s net loss decreased by approximately $296,000, or 26% to $852,000 for the three months ended March 31, 2018, compared to a net loss of $1.1 million for the three months ended March 31, 2017.

Comparison of the years ended December 31, 2017 and 2016

The following table summarizes Aravive’s net loss during the periods indicated.

	Years Ended December 31,			% change from 2016 to 2017
	2017	2016	$ Change
	(in thousands)
Grant revenues	$9,373	$1,226	$8,147	665%

Operating expenses
Research and development	12,751	1,344	11,407	849%
General and administrative	1,692	824	868	105%

Total operating expense	14,443	2,168	12,275	566%
Loss from operations	(5,070)	(942)	(4,128)	438%

Interest income, net	30	8	22	275%

Net loss	$(5,040)	$(934)	$(4,106)	440%

Grant Revenues

Grant Revenues increased by $8.1 million, or 665%, to $9.3 million for the year ended December 31, 2017 from $1.2 million for the year ended December 31, 2016. The increase in grant revenue was due to a full year of qualifying grant expenditures for which CPRIT Grant revenue was received during the year ended December 31, 2017 as opposed to only a partial year of qualifying grant expenditures for which CPRIT grant revenue was received during the year ended December 31, 2016. The CPRIT Grant was obtained in the middle of 2016. During the year ended December 31, 2016, Aravive had increased research and development activities for its pre-clinical development and manufacturing as it prepared for its IND filing.

Given the nature of the development process, grant revenue will fluctuate depending on the stage of development.

Research and Development

Research and development expenses increased by approximately $11.4 million, or 849%, to $12.8 million for the year ended December 31, 2017 compared to $1.3 million for the year ended December 31,2016. The increase in research and development expenses was primarily due to a full year of activities 2017 compared to partial year in 2016. Due to funding constraints, prior to receipt of the CPRIT Grant in the middle of 2016, Aravive conducted minimal research and development activity. Research and development activities were gradually ramped up during the second half of 2016 as Aravive commenced pre-clinical development and manufacturing activities, with a significant increase in such activities in 2017 as Aravive prepared for its IND filing.

Aravive expects research and development expenses to continue to increase as it advances its clinical product candidate. The funding necessary to bring a drug candidate to market is subject to numerous uncertainties.

General and Administrative

General and administrative expenses increased by approximately $0.9 million, or 105% to $1.7 million for the year ended December 31, 2017 compared to $0.8 million for the year ended December 31, 2016. The increase in general and administrative was primarily due to hiring a new CEO along with other personnel to support the increased activities in research and development for Aravive’s lead product as a result of CPRIT Grant, received in the middle of 2016.

As Aravive continues to advance its product and as a result of the merger, Aravive anticipates that there will be increased general and administrative expenses.

Net Loss

Aravive’s net loss increased by approximately $4.0 million, or 440% to $5.0 million for the year ended December 31, 2017 compared to a net loss of $900,000 for the year ended December 31, 2016.

Liquidity and Capital Resources

Since Aravive’s inception, it has devoted substantially all of its efforts to developing its product candidates, which has included providing general and administrative support for these operations. Aravive has not generated any revenue from product sales and, to date, has funded its operations recently through equity financings and CPRIT Grant funding, as well as through debt financings several years ago. Aravive has incurred net losses in each year since inception and, as of March 31, 2018, it had an accumulated deficit of $12.9 million and as of December 31, 2017, it had an accumulated deficit of $12.0 million. Aravive incurred net losses of $0.9 million and $1.1 million for the three months ended March 31, 2018 and 2017, respectively and net losses of $5.0 million and $0.9 million in the years ended December 31, 2017 and 2016, respectively. Aravive expects to continue to incur substantial losses in the future as Aravive conducts its planned operating activities.

In addition, Aravive expects that it will incur significantly increased expenses as it continues clinical trials and preclinical studies for, and research and development of, its product candidates and maintains, expands and protects its intellectual property portfolio.

During the three months ended March 31, 2018, Aravive raised approximately $4.0 million, net of offering expenses, in a Series A Preferred Stock financing. Aravive believes that its existing cash and cash equivalents, together with funds received from the Series A financing, along with CPRIT funding, will be sufficient to fund operations through at least the next 12 months. Furthermore, if the merger is completed, Aravive anticipates expanding its development plans. Aravive has based this estimate on assumptions that may prove to be wrong or may change, and it could utilize its available capital resources sooner than currently expected. Further, its operating plan may change, and it may need additional funds to meet operational needs and capital requirements for product development and commercialization sooner than planned. Aravive currently has no credit facility or committed sources of capital other than the CPRIT Grant. Aravive’s future capital requirements will depend on many factors, including clinical trial design, number of clinical trials and indications pursued, new product development initiatives and commercialization efforts

In order to commercialize any product candidates, Aravive will need to raise additional capital whether or not the merger is completed. Funding may not be available to it on acceptable terms, or at all. If Aravive is unable to obtain adequate financing when needed, it may have to delay, reduce the scope of or suspend one or more of its planned clinical trials, research and development programs or commercialization efforts. Aravive may seek to raise any necessary additional capital through a combination of public or private equity offerings, debt financings, collaborations, strategic alliances, licensing arrangements and other marketing and distribution arrangements, including through at-the-market equity offerings through Versartis’ sale agreement with Cowen if the merger is consummated. To the extent that Aravive raises additional capital through marketing and distribution arrangements or other collaborations, strategic alliances or licensing arrangements with third parties, Aravive may have to relinquish valuable rights to Aravive’s product candidates, future revenue streams, research programs or product candidates or to grant licenses on terms that may not be favorable to it. If Aravive does raise additional capital through public or private equity offerings, the ownership interest of its existing stockholders will be diluted, and the terms of these securities may include liquidation or other preferences that adversely affect its stockholders’ rights. If Aravive raises additional capital through debt financing, it may be subject to covenants limiting or restricting its ability to take specific actions, such as incurring additional debt, making capital expenditures or declaring dividends.

Cash Flows

Cash Flows for the Three Months Ended March 31, 2018 and 2017

The following table sets forth the primary sources and uses of cash and cash equivalents for each of the periods presented below.

	Three Months Ended March 31,
	2018	2017	$ Change
	(in thousands)
Net cash (used in) provided by:
Operating activities	$(4,156)	$(2,226)	$(1,930)
Investing activities	—	—
Financing activities	3,950	4,990	(1,040)

Net (decrease) increase in cash and cash equivalents	$(206)	$2,764	$(2,970)

Net cash used in operating activities

Net cash used in operating activities was $4.2 million for the three months ended March 31, 2018. Net cash used was primarily attributable payments made to Aravive’s vendors and the decrease in deferred revenue related to recognition of the CPRIT Grant.

Net cash used in operating activities was $2.2 million for the three months ended March 31, 2017, which was primarily attributable to Aravive’s net operating loss and the decrease in deferred revenue related to the recognition of the CPRIT Grant.

Aravive anticipates using cash in operating activities for Aravive’s research and development efforts for the foreseeable future.

Net cash provided by financing activities

Net cash provided by financing activities was $4 million for the three months ended March 31, 2018, which was primarily from the issuance of preferred stock.

Net cash provided by financing activities was $5 million for the three months ended March 31, 2017. This resulted primarily from the issuance of preferred stock.

Cash Flows for the Years Ended December 31, 2017 and 2016

The following table sets forth the primary sources and uses of cash and cash equivalents for each of the periods presented below.

	Years Ended December 31,
	2017	2016	$ Change
	(in thousands)
Net cash (used in) provided by:
Operating activities	$(1,431)	$3,735	(5,166)
Investing activities	—	—	—
Financing activities	6,377	1,008	5,369

Net increase in cash and cash equivalents	$4,946	$4,743	203

Net cash used in operating activities

Net cash used in operating activities was $1.4 million for the year ended December 31, 2017. Net cash used was primarily attributable to Aravive’s research and development activities, which were higher than the CPRIT Grant funding received in the year, which increased Aravive’s net loss substantially as compared to 2016.

Net cash provided by operating activities was $3.7 million for the year ended December 31, 2016, which was primarily attributable to Aravive’s receipt of the CPRIT Grant funding which occurred near the middle of 2016.

Aravive anticipates using cash in operating activities for Aravive’s research and development efforts for the foreseeable future.

Net cash provided by financing activities

Net cash provided by financing activities was $6.4 million for the year ended December 31, 2017, which was primarily from the issuance of preferred stock and proceeds from exercise of stock options.

Net cash provided by financing activities was $1 million for the year ended December 31, 2016. This resulted primarily from the issuance of preferred stock and proceeds from exercise of stock options.

Off-Balance Sheet Arrangements

In the normal course of business, Aravive enters into contracts and agreements that contain a variety of representations and warranties and provide for general indemnifications. Aravive’s exposure under these agreements is unknown because it involves claims that may be made against us in the future, but have not yet been made. As of December 31, 2017, Aravive had not paid any claims or been required to defend any action related to Aravive’s indemnification obligations. However, Aravive may record charges in the future as a result of these indemnification obligations.

Contractual Obligations and Commitments

The following summarizes Aravive’s contractual obligations and commitments as of December 31, 2017:

	Payments due by period
Contractual Obligations (in thousands)	Total	Less than 1 year	1 - 3 years	3 - 5 years	More than 5 years
Purchase obligations	$5,819	$5,819	$—	$—	$—
Operating lease obligations	72	72	—	—	—
License fee obligations	400	25	50	50	275

	$6,291	$5,916	$50	$50	$275

MANAGEMENT FOLLOWING THE MERGER

Executive Officers and Directors of the Combined Company Following the Merger

Pursuant to the Merger Agreement, several current directors of Versartis will resign at or prior to the Effective Time. Prior to the Effective Time, the Versartis board of directors will set the size of the board of directors to seven and appoint three designees selected by Aravive and one independent director selected by Versartis and Aravive to serve as members of the combined company’s board of directors upon the closing of the merger. Collectively the reconstituted board is expected to satisfy the requisite independence requirements for the Versartis board of directors, as well as the sophistication and independence requirements for the required committees pursuant to Nasdaq listing requirements.

The following table lists the names and positions of the individuals currently identified to serve as executive officers and directors of the combined company upon the completion of the merger:

Name	Age	Position(s)
Executive Officers
Jay P. Shepard(1)	60	Chief Executive Officer and Director
Vinay Shah	56	Chief Financial Officer

Non-Employee Directors
Srinivas Akkaraju, MD, Ph.D.(1)	50	Director
Shahzad Malik, M.D.(1)	50	Director
Raymond Tabibiazar, M.D.(2)	47	Director

(1)	Versartis designee
(2)	Aravive designee

Versartis and Aravive will designate the remainder of their respective directors, as well as the independent director, prior to the closing of the merger in accordance with the Merger Agreement.

Set forth below are brief biographical descriptions of the individuals currently identified to serve as executive officers and directors of the combined company following the closing of the Merger.

Executive Officers

Jay P. Shepard, 60, has served as Versartis’ President and Chief Executive Officer since May 2015 and as a member of Versartis’ board of directors since December 2013. From December 2013 to May 2015, Mr. Shepard also served as the chairman of Versartis’ board of directors. Until May 2015, Mr. Shepard was an Executive Partner at Sofinnova Ventures, or Sofinnova, a venture capital firm focused on the healthcare industry, which he joined as an Executive in Residence in 2008. Mr. Shepard previously served as President and Chief Executive Officer and was a member of the board of directors of NextWave Pharmaceuticals, Inc., a specialty pharmaceutical company developing and commercializing unique pediatric products utilizing proprietary drug delivery technology that was acquired by Pfizer in November 2012, from January 2010 to November 2012. From December 2005 to October 2007, Mr. Shepard served as President and Chief Executive Officer and a member of the Board of Directors of Ilypsa Inc., a biopharmaceutical company pioneering novel non-absorbed polymeric drugs for renal and metabolic disorders that was acquired by Amgen in July 2007. Mr. Shepard has served on the boards of directors of numerous public and private companies, including Ilypsa, Relypsa, Inc. and Intermune, Inc., and currently serves on the Board of Directors of Bullet Biotechnology, Inc., Marinus Pharmaceuticals, Inc., and Durect Corporation. Mr. Shepard holds a B.S. in Business Administration from the University of Arizona. Versartis believes Mr. Shepard is able to make valuable contributions to the board of directors of the combined company due to his extensive knowledge of the biopharmaceutical industry and his prior experience as an executive officer.

Vinay Shah, 56, brings more than 16 years of financial management experience in the medical device and biopharmaceutical industries. Mr. Shah has served as the Chief Financial Officer of Aravive since 2010, initially as a consultant and since 2017 as an employee. From 2008 until 2016, he served in various positions at Pacira Pharmaceuticals Inc., a specialty pharmaceutical company, including Executive Director of Finance and Executive Director of Strategy Analytics, initially as a consultant and since 2010 as an employee. He was a key member of the team to take the company public in 2011 and supported its evolution from a development-based to a successful commercial company in various accounting, financial, business development, and manufacturing strategy roles. Before Pacira, Mr. Shah worked for Cardinal Health’s medical device group in various finance management positions leading up to a business unit CFO role. The group was subsequently consolidated and spun off as Carefusion and then sold to Becton, Dickinson and Company. His prior work experience includes positions at PwC and KPMG in India and the Middle East. Mr. Shah is a Chartered Accountant from the Institute of Chartered Accountants in India and has an MBA from W.P. Carey School of Business at Arizona State University.

Non-Employee Directors

Srinivas Akkaraju, M.D., Ph.D., 50, has served as a member of Versartis’ board of directors since July 2013. Dr. Akkaraju previously served as a member of Versartis’ board of directors from February 2011 to February 2013. Since June 2016, Dr. Akkaraju has been a managing member of Samsara BioCapital GP, LLC, the general partner of Samsara BioCapital LP. From February 2016 until June 2016, Dr. Akkaraju was a Senior Advisor of Sofinnova Ventures. From April 2013 to February 2016, Dr. Akkaraju served as a Managing General Partner at Sofinnova Ventures. Prior to joining Sofinnova, Dr. Akkaraju was a Managing Director at New Leaf Venture Partners, or New Leaf, from January 2009 to April 2013. From September 2006 to December 2008, Dr. Akkaraju served as a managing director at Panorama Capital, LLC, a private equity firm founded by the former venture capital investment team of J.P. Morgan Partners, LLC, or JPMP, a private equity division of JPMorgan Chase & Co. From April 2001 to September 2006, Dr. Akkaraju was a part of the health care investment team at JPMP, most recently as Partner. Dr. Akkaraju has served on the boards of directors of numerous public and private companies, including Synageva BioPharma Corp., Barrier Therapeutics, Inc. and EyeTech Pharmaceuticals Inc., all of which are or were publicly traded biotechnology companies, and Amarin Corporation plc, a foreign publicly traded biotechnology company, and currently serves on the boards of directors of Intercept Pharmaceuticals, Inc., Syros Pharmaceuticals, Inc., and Seattle Genetics, Inc, all of which are publicly traded companies. Dr. Akkaraju holds a B.A. in Biochemistry and Computer Science from Rice University and an M.D. and Ph.D. in Immunology from Stanford University School of Medicine. Versartis believes that Dr. Akkaraju is able to make valuable contributions to the board of directors of the combined company due to his experience investing in and serving as a director for companies in the biotechnology and healthcare industries.

Shahzad Malik, M.D., 50, has served as a member of the Versartis board of directors since February 2011. Dr. Malik is currently a General Partner at Advent Life Sciences, a venture capital firm focused on market-leading life sciences businesses, which he joined in April 1999. Dr. Malik has served on the boards of directors of numerous public and private companies, including Acutus Medical, Algeta ASA, Agenus Inc., Axonics Modulation Technologies, Inc., Conatus Pharmaceuticals Inc., Respivert Ltd., and Emergent Biosolutions Inc. Dr. Malik holds an M.A. in Physiological Sciences from Oxford University and an M.D. from Cambridge University. Versartis believes Dr. Malik is able to make valuable contributions to the Versartis board of directors due to his experience investing in and serving as a director for companies in the life sciences industry.

Raymond Tabibiazar, M.D., 47, is Aravive’s founder and has served as the Chairman of Aravive’s board of directors and as Aravive’s President and Chief Executive Officer from its inception in 2007 to April 2017 and as Executive Chairman since May 2017. In addition to his role at Aravive, since April 2010 Dr. Tabibiazar also is the Managing Director of 525 Ventures, a life sciences strategic consulting company working with both public and private biopharmaceutical firms. Prior to founding Aravive, Dr. Tabibiazar was a Venture Partner at Bay City Capital LLC, a large venture capital firm in the Bay Area with more than $1.3 billion under management. Prior to that, Dr. Tabibiazar served as the Chief Scientific Officer of Aviir, a molecular diagnostic company, as well as Vice President of Translational Research of VIA Pharmaceuticals, a cardiometabolic therapeutic company. Before moving to industry, Dr. Tabibiazar was a practicing cardiologist and an adjunct clinical instructor in medicine at Stanford University. Dr. Tabibiazar received his medical degree from Harvard Medical School and trained as an internist and cardiologist at Stanford University, while also receiving finance education at Stanford Business School. Dr. Tabibiazar received board certifications in Internal Medicine, Cardiovascular Medicine, Nuclear Medicine, and Cardiovascular Imaging. He has won numerous honors and research awards and has authored several peer reviewed papers and inventor on more than 20 patents. Versartis believes that Dr. Tabibiazar is able to make valuable contributions to the board of directors of the combined company due to his clinical and leadership experience in the healthcare and pharmaceutical industries.

Family Relationships

There are no family relationships among any of combined company’s directors or executive officers.

Board Composition

The combined company’s board of directors will consist of seven members upon the closing of the merger. Versartis’ certificate of incorporation and bylaws provide that the directors shall be divided into three classes designated as Class I, Class II and Class III, respectively. An Aravive designee will serve in each of the classes. The board of directors is authorized to assign members of the board of directors already in office to such classes at the time the classification becomes effective. Directors in each class shall be elected for a full term of three years to succeed the directors of the class whose terms expire at such annual meeting and shall serve until his or her successor is duly elected and qualified or until his or her earlier death, resignation or removal. No decrease in the number of directors constituting the board of directors shall shorten the term of any incumbent director. Any vacancies on the board of directors resulting from death, resignation, disqualification, removal or other causes and any newly created directorships resulting from any increase in the number of directors, shall, unless the board of directors determines by resolution that any such vacancies or newly created directorships shall be filled by the stockholders and except as otherwise provided by applicable law, be filled only by the affirmative vote of a majority of the directors then in office, even though less than a quorum of the board of directors, and not by the stockholders. Any director elected in accordance with the preceding sentence shall hold office for the remainder of the full term of the director for which the vacancy was created or occurred and until such director’s successor shall have been elected and qualified.

Director Independence

The Versartis board of directors undertook a review of the independence of the proposed directors of the combined company and considered whether any director has a material relationship with the combined company that could compromise his or her ability to exercise independent judgment in carrying out his or her responsibilities. Based upon information requested from and provided by each director concerning their background, employment and affiliations, including family relationships, the board of directors has determined that all of the proposed directors, except Mr. Shepard, due to his position as the Chief Executive Officer of the combined company, is “independent” as that term is defined under the rules of Nasdaq.

In making these determinations, the board of directors considered the current and prior relationships that each non-employee director has with the combined company and all other facts and circumstances the board of directors deemed relevant in determining their independence, including the beneficial ownership of capital stock by each non-employee director, and the transactions involving them described in the section titled “Certain Relationships and Related-Party Transactions.”

Board Committees

The board of directors has the authority to appoint committees to perform certain management and administration functions. The board of directors has established an audit committee, a compensation committee and nominating and corporate governance committee. The board of directors may establish other committees to facilitate the management of the combined company’s business. The composition and functions of each committee are described below. Members serve on these committees until their resignation or until otherwise determined by the board of directors.

All of the committees will comply with all applicable requirements of the Sarbanes-Oxley Act, Nasdaq and SEC rules and regulations as further described below. Following the closing of the merger, the charters for each of these committees will be available on the combined company’s website at www.aravive.com. Such charters are currently available on Versartis’ website at www.versartis.com. Information contained on or accessible through Versartis’ or Aravive’s website is not a part of this proxy statement/prospectus/information statement, and the inclusion of such website address in this proxy statement/prospectus/information statement is an inactive textual reference only.

Audit Committee

Upon the closing of the merger, the combined company will have an audit committee that will be selected from among the directors who are independent under applicable Nasdaq listing standards. All members of the audit committee will be “financially literate” under the applicable rules and regulations of the SEC and Nasdaq. At least one member of the audit committee will be an audit committee financial expert within the meaning of Item 407(d) of Regulation S-K under the Securities Act and will have the requisite financial experience as defined by the NYSE corporate governance rules.

The primary purpose of the audit committee is to act on behalf of the board of directors of Versartis in fulfilling the board of directors’ oversight responsibilities with respect to Versartis’ corporate accounting and financial reporting processes, systems of internal control over financial reporting and audits of financial statements, as well as the quality and integrity of Versartis’ financial statements and reports and the qualifications, independence and performance of the registered public accounting firm or firms engaged as the Versartis’ independent outside auditors for the purpose of preparing or issuing an audit report or performing audit services. Specific responsibilities of the audit committee include:

•	evaluating the performance of and assesses the qualifications of the independent auditors;

•	determining and approving the engagement of the independent auditors;

•	determining whether to retain or terminate the existing independent auditors or to appoint and engage new independent auditors;

•	reviewing and approving the retention of the independent auditors to perform any proposed permissible non-audit services;

•	monitoring the rotation of partners of the independent auditors on Versartis’ audit engagement team as required by law;

•	reviewing and approving or rejecting transactions between Versartis and any related persons;

•	conferring with management and the independent auditors regarding the effectiveness of internal controls over financial reporting;

•

establishing procedures, as required under applicable law, for the receipt, retention and treatment of complaints received by Versartis regarding accounting, internal accounting controls or auditing matters and the confidential and anonymous submission by employees of concerns regarding questionable accounting or auditing matters; and

•	meeting to review Versartis’ annual audited financial statements and quarterly financial statements with management and the independent auditor.

The committee may also supplement or deviate from (except as otherwise required by applicable law or Nasdaq listing requirements) these responsibilities.

Compensation Committee

Upon the closing of the merger, the combined company will have a compensation committee that will be selected from among the directors who are independent under applicable Nasdaq listing standards, who are “non-employee directors” as defined in Rule 16b-3 promulgated under the Exchange Act and who are “outside directors” as that term is defined in Section 162(m) of the Internal Revenue Code of 1986, as amended, or the Code.

The primary purpose of the compensation committee is to discharge the responsibilities of the combined company’s board of directors to oversee compensation policies, plans and programs and to review and determine the compensation to be paid to the executive officers, directors and other senior management, as appropriate. Specific responsibilities of the compensation committee include:

•

reviewing and approving, or recommending that the independent members of the board of directors approve, goals and objectives relevant to the compensation of executive officers, and evaluating performance in light of such goals and objectives, including reviewing and approving employment, severance, change in control provisions and other compensatory arrangements;

•	reviewing and recommending to the board of directors the compensation of the directors;

•	overseeing the administration of equity incentive plans;

•	reviewing and making recommendations to the board of directors regarding Versartis’ equity incentive plans;

•	assessing the independence of independent compensation consultants, legal counsel or other advisors to the committee, before retaining them;

•

reviewing and discussing with management Versartis’ disclosures regarding compensation for use in any annual reports on Form 10-K, registration statements or proxy statements, to the extent required by law or Nasdaq listing requirements; and

•	preparing the committee report on executive compensation included in Versartis’ annual proxy statement, to the extent required by law and Nasdaq listing requirements.

The committee may also supplement or deviate from (except as otherwise required by applicable law or Nasdaq listing requirements) these responsibilities.

Nominating and Corporate Governance Committee

Upon the closing of the merger, the combined company will have a nominating and corporate governance committee that will be selected from among the directors who are independent under applicable Nasdaq listing standards. Specific responsibilities of the nominating and corporate governance committee include:

•	identifying, evaluating and recommending to the board of directors, candidates for election to the board, and making recommendations regarding re-election of incumbent directors;

•

considering recommendations and proposals submitted by stockholders in respect of board nominees, establishing policies in respect of such recommendations and proposals (including stockholder communications with the board), and recommending any action to the board in respect of such stockholder recommendations and proposals;

•	identifying, evaluating and recommending to the board of directors, candidates to serve on committees of board,

•	assessing the performance of the board of directors; and

•

developing, recommending to the board of directors and reviewing corporate governance principles, and periodically reviewing such principles, Versartis’ code of business conduct and other governance principles and making recommendations to the board of directors in respect thereof.

The committee may also supplement or deviate from (except as otherwise required by applicable law or Nasdaq listing requirements) these responsibilities.

Code of Business Conduct and Ethics

The combined company will adopt a code of business conduct and ethics that applies to all of its employees, officers, including the principal executive officer, principal financial officer and principal accounting officer or controller, or persons performing similar functions and agents and representatives, including directors and consultants. The full text of the code of business conduct and ethics will be posted on the combined company’s website at www.aravive.com. The combined company intends to disclose future amendments to certain provisions of the code of business conduct and ethics, or waivers of such provisions applicable to any principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions, and the directors, on the website identified above. Information contained on or accessible through the website is not a part of this proxy statement/prospectus/information statement and the inclusion of the website address in this proxy statement/prospectus/information statement is an inactive textual reference only.

Compensation Committee Interlocks and Insider Participation

Upon the closing of the merger, the combined company will have a compensation committee that will be selected from among the directors who are independent under applicable Nasdaq listing standards. None of the members of combined company’s compensation committee will have ever been an officer or employee of either company. None of the combined company’s executive officers will serve, or will have served during the last fiscal year, as a member of the board of directors, compensation committee or other board committee performing equivalent functions of any entity that has one or more executive officers serving as one of the combined company’s directors or on the compensation committee.

Non-Employee Director Compensation

Aravive

None of any Aravive’s current directors received compensation for their services as directors. For service as directors during the year ended December 31, 2017, each independent director was paid cash compensation of $25,000 per year. For his service on the Ararvive board directors from January 1, 2017 through June 15, 2017 (the date of his resignation from the Aravive board of directors), Srini Akkaraju received aggregate cash compensation payments of $11,458. For service on the board of directors, certain prior directors were issued options to purchase 102,000 shares of Aravive common stock. In 2016, Dr. Akkaraju was issued an option to purchase 102,000 shares of Aravive common stock for his services as a director, of which 72,250 were exercised in 2017 and the remaining 29,750 were cancelled.

Versartis

For information regarding Versartis’ non-employee director compensation, please refer to the section of this proxy statement/prospectus/information statement titled “Versartis Executive Compensation.”

Combined Company Non-Employee Director Compensation Policy

The combined company expects to adopt a non-employee director compensation policy, pursuant to which non-employee directors will be eligible to receive compensation for service on the combined company’s board of directors and committees of the board of directors.

CERTAIN RELATIONSHIPS AND RELATED-PARTY TRANSACTIONS

Versartis

The following is a summary of transactions since January 1, 2017 and all currently proposed transactions, to which Versartis has been a participant, in which:

•	the amounts exceeded or will exceed $120,000; and

•

any of the directors, executive officers or holders of more than 5% of the respective capital stock, or any member of the immediate family of the foregoing persons, had or will have a direct or indirect material interest.

Since January 1, 2017, there have been no transactions, and there are no proposed transactions, in which the amount involved exceeds $120,000 to which Versartis or any of its subsidiaries was (or is to be) a party and in which any director, director nominee, executive officer, holder of more than 5% of Versartis capital stock, or any immediate family member of or person sharing the household with any of these individuals, had (or will have) a direct or indirect material interest.

Versartis Related-Party Transactions Policy and Procedures

In 2014, Versartis adopted a written Related-Person Transactions Policy that sets forth Versartis’ policies and procedures regarding the identification, review, consideration and approval or ratification of “related-persons transactions.” For purposes of Versartis’ policy only, a “related-person transaction” is a transaction, arrangement or relationship (or any series of similar transactions, arrangements or relationships) in which Versartis and any “related person” are participants involving an amount that exceeds $100,000. Transactions involving compensation for services provided to Versartis as an employee, director, consultant or similar capacity by a related person are not covered by this policy. A related person is any executive officer, director, or more than 5% stockholder of Versartis, including any of their immediate family members, and any entity owned or controlled by such persons.

Under the policy, where a transaction has been identified as a related-person transaction, management must present information regarding the proposed related-person transaction to the Audit Committee (or, where Audit Committee approval would be inappropriate, to another independent body of the Versartis board of directors) for consideration and approval or ratification. The presentation must include a description of, among other things, the material facts, the interests, direct and indirect, of the related persons, the benefits to Versartis of the transaction and whether any alternative transactions were available. To identify related-person transactions in advance, Versartis relies on information supplied by its executive officers, directors and certain significant stockholders. In considering related-person transactions, the Committee takes into account the relevant available facts and circumstances including, but not limited to (a) the risks, costs and benefits to Versartis, (b) the impact on a director’s independence in the event the related person is a director, immediate family member of a director or an entity with which a director is affiliated, (c) the terms of the transaction, (d) the availability of other sources for comparable services or products and (e) the terms available to or from, as the case may be, unrelated third parties or to or from employees generally. In the event a director has an interest in the proposed transaction, the director must recuse himself or herself form the deliberations and approval. The policy requires that, in determining whether to approve, ratify or reject a related-person transaction, the Committee consider, in light of known circumstances, whether the transaction is in, or is not inconsistent with, the best interests of Versartis and its stockholders, as the Committee determines in the good faith exercise of its discretion.

Aravive

The following is a summary of transactions since January 1, 2017 and all currently proposed transactions, to which Aravive has been a participant, in which:

•	the amounts exceeded or will exceed $120,000; and

•

any of its current directors, executive officers or holders of more than 5% of the respective capital stock, or any member of the immediate family of the foregoing persons, had or will have a direct or indirect material interest.

Common Stock Issuances

Aravive expects to issue the shares of common stock set forth below upon conversion of its Series A Preferred Stock. The following table summarizes the expected payments to Aravive’s executive officers, directors and holders of more than 5% of Aravive’s capital stock immediately prior to the closing of the merger.

Name	Number of Shares of Aravive Common Stock
Elite Vantage Group Limited	2,262,444
BC Axis Limited	2,262,444

Series A Preferred Stock Issuances

In 2017, Aravive issued an aggregate of 2,879,326 shares of its Series A Preferred Stock at a per share price of $2.21 for gross proceeds of $6,363,310, of which 904,977 shares were issued to Elite Vantage Group Limited and 1,357,466 shares were issued to BC Axis Limited. In 2018, Aravive issued an aggregate of 1,809,954 shares of its Series A Preferred Stock at a per share price of $2.21 for gross proceeds of $4,000,000 of which 904,977 shares were issued to Elite Vantage Group Limited and 904,977 shares were issued to BC Axis Limited.

Offer Letters

Aravive has entered into offer letters and severance letters and agreements with its executive officers. For more information regarding these offer letter and severance letters and agreements, see the section titled “Aravive Executive Compensation—Aravive’s Employment Arrangements.” Please also see the section titled “Aravive Executive Compensation” for a summary of compensation paid to Aravive’s current executive officers in 2017.

Equity Grants

Aravive has granted stock options to its executive officers. Aravive has entered into agreements to accelerate vesting of the options granted to its executive officers, employees and consultants upon the merger. For a description of these stock options and agreements, see the section titled “Aravive Executive Compensation—Outstanding Equity Awards at December 31, 2017.”

Director Compensation

Aravive has also granted stock options and paid cash compensation to certain prior directors for their service on the Aravive board of directors. For a description of these stock options and agreements, see the section titled “Management Following the Merger-Non-Employee Director Compensation.”

Indemnification Agreements

The amended and restated certificate of incorporation of the combined company will contain provisions limiting the liability of directors, and the combined company’s amended and restated bylaws provides that it will indemnify its directors and executive officers to the fullest extent permitted under Delaware law. The amended and restated certificate of incorporation and bylaws will also provide the board of directors with discretion to indemnify other officers, employees and agents when determined appropriate by the combined company’s board of directors. In addition, Aravive has entered into an indemnification agreement with each of its directors and executive officers, which requires it to indemnify them. For more information regarding these agreements, see the section titled “The Merger—Limitations of Liability and Indemnification.”

Aravive Related Party Transaction Policy

All of the Aravive transactions described in this section were entered into prior to the adoption of a related party transaction policy. Although Aravive has not had a written policy for the review and approval of transactions with related persons, its board of directors has historically reviewed and approved any transaction where a director or officer had a financial interest, including the transactions described above. Prior to approving such a transaction, the material facts as to a director’s or officer’s relationship or interest in the agreement or transaction were disclosed to its board of directors. The Aravive board of directors took this information into account when evaluating the transaction and in determining whether such transaction was fair to Aravive and in the best interest of all its stockholders.

Aravive believes the terms obtained or consideration that it paid or received, as applicable, in connection with the transactions described above were comparable to terms available or the amounts that would be paid or received, as applicable in arm’s-length transactions.

Combined Company Related Party Transaction Policy

The combined company intends to adopt a formal written policy regarding the identification, review, consideration and approval or ratification of “related-persons transactions” that is substantially similar to the Related Party Transaction Policy that has been adopted by Versartis. For more information, see section titled “Certain Relationships and Related Party Transactions—Versartis—Versartis Related-Party Transactions Policy and Procedures.”

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS

The following information does not give effect to the proposed reverse stock split of Versartis common stock described in the Reverse Stock Split Proposal.

The following unaudited pro forma condensed combined financial information was prepared under U.S. GAAP. The merger will be accounted for as an asset acquisition by Versartis. To determine the accounting for this transaction under U.S. GAAP, a company must assess whether an integrated set of assets and activities should be accounted for as an acquisition of a business or an asset acquisition. The guidance requires an initial screen test to determine if substantially all of the fair value of the gross assets acquired is concentrated in a single asset or group of similar assets. If that screen is met, the set is not a business. In connection with the acquisition of Aravive, substantially all the fair value is included in in-process research and development of AVB-S6-500 and, as such, the acquisition will be treated as an asset acquisition.

The unaudited pro forma condensed combined balance sheet as of March 31, 2018 assumes that the merger took place on March 31, 2018 and combines the historical balance sheets of Versartis and Aravive as of such date. The unaudited pro forma condensed combined statements of operations for the three months ended March 31, 2018 and for the year ended December 31, 2017 assume that the merger took place as of January 1, 2017, and combines the historical results of Versartis and Aravive for each period. The historical financial statements of Versartis and Aravive have been adjusted to give pro forma effect to events that are (i) directly attributable to the transaction, (ii) factually supportable, and (iii) with respect to the unaudited pro forma condensed combined statements of operations, expected to have a continuing impact on the combined company’s results.

Aravive’s assets and liabilities will be measured and recognized at their relative fair values allocation as of the transaction date with any value associated with in-process research and development being expensed as there is no alternative future use, and combined with the assets, liabilities and results of operations of Versartis after the consummation of the merger.

The unaudited pro forma condensed combined financial information is based on the assumptions and adjustments that are described in the accompanying notes. The accounting for the transaction as an asset acquisition is dependent upon the valuation of the in-process research and development, which has yet to be completed. Accordingly, the pro forma adjustments are preliminary, subject to further revision as additional information becomes available and additional analyses are performed, and have been made solely for the purpose of providing unaudited pro forma condensed combined financial information. Differences between these preliminary estimates and the final accounting, expected to be completed after the closing of the merger, will occur and these differences could have a material impact on the accompanying unaudited pro forma condensed combined financial information and the combined company’s future results of operations and financial position. In addition, differences between the preliminary and final amounts will likely occur as a result of the amount of cash used for Aravive’s operations, changes in the fair value of Versartis common stock, and other changes in Aravive’s assets and liabilities.

The unaudited pro forma condensed combined financial information does not give effect to the potential impact of current financial conditions, regulatory matters, operating efficiencies or other savings or expenses that may be associated with the integration of the two companies. The unaudited pro forma condensed combined financial information is preliminary and has been prepared for illustrative purposes only and is not necessarily indicative of the financial position or results of operations in future periods or the results that actually would have been realized had Versartis and Aravive been a combined company during the specified periods. The actual results reported in periods following the merger may differ significantly from those reflected in the unaudited pro forma condensed combined financial information presented herein for a number of reasons, including, but not limited to, differences in the assumptions used to prepare this pro forma financial information.

The unaudited pro forma condensed combined financial information, including the notes thereto, should be read in conjunction with the separate Versartis and Aravive historical financial statements, and their respective management’s discussion and analysis of financial condition and results of operations. Aravive’s historical unaudited financial statements for the three months ended March 31, 2018 and 2017, and audited financial statements for the years ended December 31, 2017 and December 31, 2016 are included elsewhere in this proxy statement/prospectus/information statement. Versartis’ historical unaudited consolidated financial statements for the three months ended March 31, 2018 and 2017, and the audited consolidated financial statements for the years ended December 31, 2017 and December 31, 2016 derived from Versartis’ Annual Report on Form 10-K and Quarterly Report on Form 10-Q, which are incorporated by reference into this proxy statement/prospectus/information statement.

Accounting rules require evaluation of certain assumptions, estimates, or determination of financial statement classifications which are completed during the measurement period as defined in current accounting standards. The accounting policies of Versartis may materially vary from those of Aravive. During preparation of the unaudited pro forma condensed combined financial information, management has performed a preliminary analysis and is not aware of any material differences, and accordingly, this unaudited pro forma condensed combined financial information assumes no material differences in accounting policies. Following the acquisition, management will conduct a final review of Aravive’s accounting policies in order to determine if differences in accounting policies require adjustment or reclassification of Aravive’s results of operations or reclassification of assets or liabilities to conform to Versartis’ accounting policies and classifications. As a result of this review, management may identify differences that, when conformed, could have a material impact on these unaudited pro forma condensed combined financial statements.

Unaudited Pro Forma Condensed Combined Balance Sheet March 31, 2018 (in thousands)

	Versartis	Aravive	Pro Forma Adjustments	Notes		Pro Forma Combined
Assets
Current Assets
Cash and cash equivalents	$74,686	$9,516	$(5,964)	(a	)	$78,238
Prepaid expenses and other current assets	469	52	—			521

Total current assets	75,155	9,568	(5,964)			78,759
Restricted cash	2,386		—			2,386
Property and equipment, net	739	—	—			739
Assembled workforce	—	—	765	(b	)	765
Build-to-suit lease asset	8,829	—	—			8,829
Other	—	5	—			5

Total assets	87,109	9,573	(5,199)			91,483

Liabilities, redeemable convertible preferred stock, and stockholders’ equity (deficit)
Current liabilities
Accounts payable	$809	$540	$—			$1,349
Accrued and other current liabilities	2,726	861	—			3,587
Deferred revenue	—	3,776	—			3,776

Total current liabilities	3,535	5,177	—			8,712
Build-to-suit lease obligation	6,944	—	—			6,944
Contingent Payables	—	664	—			664

Total liabilities	10,479	5,841	—			16,320

Redeemable convertible preferred stock	—	11,272	(11,272)	(c	)	—
Stockholders’ equity (deficit)
Common stock	4	1	2	(c	)	7
Treasury stock	—	(11)	11	(c	)	—
Additional paid-in capital	459,839	5,361	52,408	(d	)	517,608
Accumulated deficit	(383,213)	(12,891)	(46,348)	(e	)	(442,452)

Total stockholders’ equity (deficit)	76,630	(7,540)	6,073			75,163

Total liabilities, redeemable convertible preferred stock and stockholders’ equity (deficit)	$87,109	$9,573	$(5,199)			$91,483

Unaudited Pro Forma Condensed Combined Statement of Operations For the Year Ended December 31, 2017 (in thousands, except share and per share data)

	Versartis	Aravive	Pro Forma Adjustments	Notes		Pro Forma Combined
Revenue:
Contract revenue	$40,000	$—	$—			$40,000
Grant revenue	—	9,373	—			9,373

Total revenue	40,000	9,373	—			49,373

Operating expense:
Research and development	$94,612	$12,751	$136	(f	)	$107,499
General and administrative	29,870	1,692	119	(f	)	31,681

Total operating expense	124,482	14,443	255			139,180

Loss from operations	(84,482)	(5,070)	(255)			(89,807)
Interest and other income, net	(744)	30	—			(714)

Net loss before provision for income taxes	$(85,226)	$(5,040)	$(255)			$(90,521)
Income tax expense	(247)	—	—			(247)

Net loss	$(84,979)	$(5,040)	$(255)			$(90,274)

Net loss attributable to common stockholders	$(84,979)	$(5,040)	$(255)			$(90,274)

Basic and diluted loss per share	$(2.40)					$(1.36	)(g)

Basic and diluted weighted average shares outstanding	35,228					66,223	(g)

Unaudited Pro Forma Condensed Combined Statement of Operations For the Three Months Ended March 31, 2018 (in thousands, except share and per share data)

	Versartis	Aravive	Pro Forma Adjustments	Notes		Pro Forma Combined
Revenue:
Contract revenue	$—	$—	$—			$—
Grant revenue	—	1,019	—			1,019

Total revenue	—	1,019	—			1,019

Operating expense:
Research and development	$3,600	$1,237	$34	(f	)	$4,871
General and administrative	4,917	639	30	(f	)	5,586

Total operating expense	8,517	1,876	64			10,457

Loss from operations	(8,517)	(857)	(64)			(9,438)
Interest and other income, net	(464)	5	—			(459)

Net loss before provision for income taxes	$(8,981)	$(852)	$(64)			$(9,897)
Income tax expense	—	—	—			—

Net loss	$(8,981)	$(852)	$(64)			$(9,897)

Net loss attributable to common stockholders	$(8,981)	$(852)	$(64)			$(9,897)

Basic and diluted loss per share	$(0.25)					(0.15	)(g)

Basic and diluted weighted average shares outstanding	36,019					67,014	(g)

Notes to the Unaudited Pro Forma Condensed Combined Financial Information

1.	Description of Transaction

On June 3, 2018 Versartis, Aravive and merger sub entered into a merger agreement pursuant to which merger sub will merge with and into Aravive, and Aravive will become a wholly-owned subsidiary of Versartis. The transaction will be accounted for as an asset acquisition by Versartis. To determine the accounting for this transaction under U.S. GAAP, a company must assess whether an integrated set of assets and activities should be accounted for as an acquisition of a business or an asset acquisition. The guidance requires an initial screen test to determine if substantially all of the fair value of the gross assets acquired is concentrated in a single asset or group of similar assets. If that screen is met, the set is not a business. In connection with the acquisition of Aravive, substantially all the fair value is included in in-process research and development and, as such, the acquisition will be treated as an asset acquisition. Aravive’s assets and liabilities will be measured and recognized at their relative fair values allocation as of the transaction date with any value associated with in-process research and development being expensed as there is no alternative future use, and combined with the assets, liabilities and results of operations of Versartis after the consummation of the merger. The reported consolidated financial condition and results of operations of Versartis after completion of the merger will reflect these fair values.

Under the terms and subject to the conditions of the merger agreement, (a) each share of Aravive common stock will be converted into the right to receive approximately 2.29 shares of Versartis stock, (b) each outstanding in-the-money Aravive stock option, whether vested or unvested, that has not been exercised prior to the effective time of merger will be converted into a stock option to purchase approximately 2.29 shares of Versartis common stock for each share of Aravive common stock covered by such option and (c) all other outstanding Aravive stock options will be cancelled for no consideration. The exchange ratio is subject to adjustment based on changes in Versartis’ or Aravive’s capitalization and, under certain circumstances, Versartis’ cash balance.

Versartis estimates that the aggregate value of the consideration to be paid in the merger will be approximately $55.8 million. The number and value of the shares of Versartis common stock to be issued pursuant to the merger will not be determined until the completion of the merger and therefore, the final aggregate value of the consideration paid in the merger may be more or less than $55.8 million.

The merger is subject to customary closing conditions, including the adoption of the merger agreement by Aravive stockholders. Subject to these conditions, the merger is expected to close in the second half of 2018.

Prior to June 3, 2018, there were no material transactions between Versartis or its subsidiaries, on the one hand, and Aravive, on the other hand.

2.	Estimated Purchase Price

The accompanying unaudited pro forma condensed consolidated financial statements reflect an estimated purchase price of approximately $55.8 million. This amount is comprised of the following:

•

To holders of Aravive common stock (13,530,810 shares outstanding at June 30, 2018), for each share of Aravive common stock: approximately 2.29 shares of Versartis common stock, at a stock price of $1.80 as of July 27, 2018.

Given that the estimated purchase price is variable depending upon Versartis’ stock price, management performed a sensitivity analysis over the change in purchase consideration based on +/- 10% volatility in Versartis’ stock price. An increase or decrease in Versartis’ stock price by 10% would increase or decrease the purchase consideration by approximately $5.6 million.

The total estimated purchase price is summarized as follows:

(in thousands)
Estimated fair value of shares of Versartis common stock to be issued	$55,791

Total preliminary estimated purchase price	$55,791

For purposes of this pro forma analysis, the above estimated purchase price has been allocated based on a preliminary estimate of the fair value of assets and liabilities to be acquired.

March 31, 2018
(in thousands)
Net book value of assets acquired as of March 31, 2018	$3,731
Purchase price allocation:
Acquired identifiable intangible assets at fair value:
In-process research and development (i)	51,295
Assembled workforce (ii)	765

Total preliminary estimated purchase price	$55,791

(i)

In-process research and development, which we refer to as IPR&D, represents the research and development projects of Aravive which were in-process, but not yet completed, and which Versartis plans to complete. They include the development of AVB-S6-500, a novel decoy molecule that has been shown to bind to GAS6 with very high affinity and selectivity, preventing it from binding AXL and thus inhibiting AXL signaling. Current accounting standards require that the fair value of IPR&D projects acquired in a asset acquisition with no alternative future use be allocated a portion of the consideration transferred and charged to expense at the acquisition date.

(ii)	Assembled workforce is considered an intangible asset and is separately recognized in an asset acquisition.

3.	Pro Forma Adjustments

Adjustments included in the column under the heading “Pro Forma Adjustments” are primarily based on the preliminary purchase price valuation and certain adjustments to conform Aravive’s historical amounts to Versartis financial statements presentation.

For purposes of these unaudited pro forma condensed consolidated financial statements, the fixed asset book value approximates fair value. There are no fair value adjustments to leases, other contracts or the non-controlling financial interests included herein. Further analysis will be performed after the completion of the merger to confirm these estimates or make adjustments in the final purchase price allocation, as necessary.

Given Versartis’ history of net losses and valuation allowance, management assumed a statutory tax rate of 0%. Therefore the pro forma adjustments to the statement of operations resulted in no additional income tax adjustment to the pro forma financials.

The adjustments relate to the following:

(a)	Cash and cash equivalents consist of the following:

March 31, 2018
(in thousands)
Versartis estimated transaction fees (to accumulated deficit)	$3,764
Aravive estimated transaction fees (to accumulated deficit)	2,200

5,964
To be funded by:
Cash and cash equivalents	$5,964

(b)	To adjust intangible assets for the following:

March 31, 2018
(in thousands)
Acquired identifiable amortizable intangible assets:
Assembled workforce	$765

Total	$765

(c)	To record the following preferred stock, treasury stock and common stock adjustments:

March 31, 2018
(in thousands)
Elimination of Aravive preferred stock	$(11,272)

Total	$(11,272)

March 31, 2018
(in thousands)
Elimination of Aravive common stock	$(1)
Issuance of Versartis common stock (i)	3

Total	$2

March 31, 2018
(in thousands)
Elimination of Aravive treasury stock	$11

Total	$11

(i)

Based on the exchange of 13,530,810 million shares of Aravive common stock (obtained from the number of shares of Aravive common stock outstanding at June 30, 2018), the approximately 2.29 exchange ratio and the $.0001 par value of Versartis common stock.

(d)	To record the following adjustments to additional paid-in-capital:

March 31, 2018
(in thousands)
Elimination of Aravive additional paid-in capital	$(5,361)
Estimated fair value of vested in-the-money options of Versartis common stock to be issued	1,980
Issuance of Versartis common stock	55,789

Total	$52,408

(e)	To record the following accumulated deficit adjustments:

March 31, 2018
(in thousands)
Elimination of Aravive accumulated deficit	$12,891
Transaction fees (see (a) above)	(5,964)
In-process research and development	(51,295)
Estimated fair value of vested in-the-money options of Versartis common stock to be issued	(1,980)

Total	$(46,348)

(f)	To record the following adjustments to expenses for the three months ended March 31, 2018 and year ended December 31, 2017:

	Increase / (Decrease)
	Year Ended December 31, 2017	Three Months Ended March 31, 2018
	(in thousands)
Expenses
Research and development	$136	$34
General and administrative	119	30

Total	$255	$64

(i)	Adjustment reflects amoritzation expense for assembled workforce acquired by Versartis upon the completion of the merger using the straight-line method over an estimated useful life of 3 years.

(g)	Earnings Per Share

The unaudited pro forma combined basic and diluted earnings per share for the year ended December 31, 2017 and for the three months ended March 31, 2018 has been adjusted to reflect the shares expected to be issued by Versartis in connection with the merger.

in thousands, except per share data
Value of the stock consideration	$55,791
Versartis price per share (as of July 27, 2018)	$1.80

Versartis shares to be issued	30,995

4.	Subsequent Integration Costs

After the completion of the merger, Versartis may incur additional integration costs. These costs have not been reflected in the pro forma condensed consolidated financial statements and may be material.

COMPARISON OF RIGHTS OF HOLDERS OF VERSARTIS STOCK AND ARAVIVE STOCK

Both Versartis and Aravive are incorporated under the laws of the State of Delaware and, accordingly, the rights of the stockholders of each are currently, and will continue to be, governed by the DGCL. If the merger is completed, Aravive stockholders will become stockholders of Versartis, and their rights will be governed by the DGCL and the certificate of incorporation and bylaws (sometimes referred to as the “charter documents” of Versartis) and, in certain circumstances, may be subject to provisions of the California Corporations Code.

The table below summarizes the material differences between the rights of Aravive stockholders under the Aravive certificate of incorporation and bylaws (sometimes referred to as the “charter documents” of Aravive) and the rights of Versartis stockholders under the Versartis certificate of incorporation and bylaws. It does not purport to be a complete description of those differences, or a complete description of the specific provisions referred to in this summary.

While Versartis and Aravive believe that the summary tables cover the material differences between the rights of Aravive stockholders and the rights of Versartis stockholders under their respective certificates of incorporation and bylaws, these summary tables may not contain all of the information that is important to you. Versartis has filed its charter documents with the SEC and will send copies to you without charge, upon your request. Aravive will also send copies of its charter documents referred to in this proxy statement/prospectus/information statement to you upon your request. See the section titled “Where You Can Find More Information” in this proxy statement/prospectus/information statement.

Aravive Stockholder Rights Versus Versartis Stockholder Rights

Provision	Aravive	Versartis
Elections; Voting; Procedural Matters

Authorized Capital Stock

Aravive’s amended and restated certificate of incorporation authorizes the issuance of up to 33,500,000 shares of capital stock, of which (a) 25,000,000 are shares of common stock, par value $0.0001 per share, and (b) 8,500,000 are shares of preferred stock, $0.0001 par value per share (of which 6,800,000 are designated Series A Preferred Stock).

As of the Record Date, there were 8,389,040 shares of Aravive common stock issued and outstanding and 5,141,771 shares of Aravive preferred stock issued and outstanding.

Versartis’ certificate of incorporation authorizes the issuance of up to 105,000,000 shares of capital stock, of which (a) up to 100,000,000 shares are common stock, par value $0.0001 per share, and (b) up to 5,000,000 shares are preferred stock, par value $0.0001 per share. The board of directors is authorized to provide for the issuance of preferred stock in one or more series, and among other things to fix the number of shares and to determine or alter certain voting powers, designation, preferences and other rights, and qualifications, limitations or restrictions on such shares, as shall be stated in the resolutions adopted by the board.

As of the Record Date, there were                  shares of Versartis common stock issued and outstanding and no shares of Versartis preferred stock issued and outstanding.

Number of Directors	Aravive’s bylaws currently provide that the number of directors constituting the board of directors will be fixed from time to time by the majority of	Versartis’ certificate of incorporation provides that the number of directors shall be fixed exclusively by resolutions adopted by the majority of

Provision	Aravive	Versartis

directors. The current number directors is five.

Pursuant to the Voting Agreement between Aravive and certain of its stockholders, each stockholder party thereto shall vote their shares for the election of (i) two (2) individuals designated by holders of a majority of the then issued and outstanding shares of Aravive common stock, (ii) two (2) independent individuals to be designated by holders of a majority of the then issued and outstanding shares of Aravive capital stock, voting together as a single class on an as-converted basis, and (iii) one (1) individual designated by holders of a majority of the then issued and outstanding shares of Series A Preferred Stock.

As long as at least 50% of the Series A Preferred Stock originally issued remain outstanding, any change in the number of directors requires the approval of the majority of holders of then outstanding share of Series A Preferred Stock (see also the section entitled “Conversion Rights and Protective Provisions” below).

the authorized number of directors constituting the board of directors. The current number of directors is eight.
Stockholder Nominations and Proposals	The bylaws of Aravive provide that in order for a stockholder to make a director nomination or propose business at an annual meeting of stockholders, the stockholder must deliver written notice to the Secretary at the principal executive offices of the Corporation not less than 90 days nor more than 120 days before the anniversary date of the prior year’s meeting, subject to certain exceptions set forth in the bylaws.

Versartis’ bylaws provide that in order for a stockholder to make a director nomination or propose business at an annual meeting of stockholders, the stockholder must give written notice to Versartis’ secretary not later than the close of business on the 90th day nor earlier than the close of business on the 120th day prior to the first anniversary of the preceding year’s annual meeting, subject to certain exceptions set forth in the bylaws.

Directors’ Terms of Office; Removal	Aravive’s bylaws provide that directors are elected at each annual meeting of stockholders, to hold office until the next annual meeting, and shall hold office until his or her successor is elected or until his or her earlier resignation or removal	Subject to rights of holders of any series of preferred stock to elect additional directors under specified circumstances, Versartis directors are divided into three staggered classes, with each class serving a three-year term.

Provision	Aravive	Versartis

Unless otherwise restricted by statute or Aravive’s charter documents, any director or the entire board of directors may be removed, with or without cause, by the holders of a majority of the shares then entitled to vote at the election of directors.

Subject to the rights of any series of preferred stock to elect additional directors, neither the board nor any director may be removed without cause. Subject to any limitation imposed by law, directors may be removed with cause by the affirmative vote of the holders of 66 2/3% of the voting power of all then outstanding shares of stock of Versartis entitled to vote generally at an election of directors.

Special Meetings of the Stockholders

Aravive’s bylaws provide that a special meeting of the stockholders may be called at any time by a resolution of a majority of the total number of authorized directors, the chairperson of the board of directors, or by one or more stockholders holding shares in the aggregate entitled to cast not less than 10% of the votes at that meeting.

Versartis’ bylaws provide that a special meeting of the stockholders may be called by the chairman of the board of directors, the chief executive officer, or the board of directors pursuant to a resolution adopted by a majority of the total number of authorized directors.
Cumulative Voting	Aravive’s bylaws allow cumulative voting rights in the election of its directors.

The charter documents of Versartis do not provide for cumulative voting rights in the election of its directors. Under the DGCL, cumulative voting is permitted only when authorized in the certificate of incorporation.

Vacancies	Subject to the rights of the holders of any series of preferred stock then outstanding, newly created directorships resulting from any increase in the authorized number of directors or any vacancies in the board of directors resulting from death, resignation, retirement, removal from office or other cause shall, unless otherwise required by law or by resolution of the board of directors, be filled only by a majority vote of the directors then in office, though less than a quorum, and directors so chosen shall serve for a term expiring at the next annual meeting of stockholders or until such director’s successor shall have been duly elected.

Versartis’ bylaws provide that any vacancies on the board of directors resulting from death, resignation, disqualification, removal or other causes and any newly created directorships resulting from any increase in the number of directors shall, unless the board of directors determines by resolution that any such vacancies or newly created directorships shall be filled by stockholders, be filled only by the affirmative vote of a majority of the directors then in office, even though less than a quorum of the board of directors, or by a sole remaining director, and not by the stockholders, subject to certain exceptions as set forth in the bylaws.

Voting	Pursuant to Aravive’s certificate of incorporation, holders of shares of Series A Preferred Stock are entitled to vote together with the shares of common stock and not as a separate	Pursuant to the Versartis certificate of incorporation, each outstanding share of common stock entitles its holder to one vote on matters properly submitted to the Versartis shareholders, except in

Provision	Aravive	Versartis

class on all matters submitted to a vote of the holders of common stock, on an as-converted basis.

Pursuant to Aravive’s certificate of incorporation, holders of shares of Aravive common stock are entitled to one vote for each such share on each matter properly submitted to the stockholders on which the holders of shares of Aravive common stock are entitled to vote connection with amendments to the certificate of incorporation that relate solely to the terms of a series of preferred stock if the holders of such affected series are entitled to vote thereon.
Voting Agreements

The Aravive Stockholder Support Agreements provide that the officers, directors and certain stockholders of Aravive (solely in their capacity as stockholders of Aravive) agreed to vote all of their shares of Aravive capital stock in favor of the adoption of the Merger Agreement, the approval of the merger and the other actions contemplated by the Merger Agreement and against any competing proposals.

Pursuant to the Aravive’s certificate of incorporation, each holder of shares of common stock shall be entitled to one vote for each share of common, and holders of preferred stock shall have the right to vote their preferred stock on an as-converted basis with the common.

Aravive’s Voting Agreement dated June 20, 2017, or Voting Agreement, provides for the election of five directors, with the exact number to be fixed in accordance with Aravive’s certificate of incorporation and bylaws. Pursuant to the Voting Agreement, at each election of directors: (i) the holders of a majority of the then issued and outstanding shares of the outstanding capital stock, voting together as a single class on an as-converted basis, are entitled to elect two directors, (ii) the holders of a majority of the issued and outstanding Series A Preferred Stock are entitled to elect one director, and (iii) and the holders of a majority of the issued and outstanding common stock are entitled to elect two directors.

The Versartis Stockholder Support Agreements provide that the officers and directors of Versartis (solely in their capacity as stockholders of Versartis) vote all of their shares of Aravive capital stock in favor of the adoption of the Merger Agreement, the approval of the merger and the other actions contemplated by the Merger Agreement and against any competing proposals.

Provision	Aravive	Versartis
The holders of a majority of Aravive’s Series A Preferred Stock and common stock outstanding have agreed to terminate the Voting Agreement upon the closing of the merger.
Drag Along Rights

Aravive’s Co-Sale and First Refusal Agreement, dated June 20, 2017, provides that if the holders of at least two-thirds of the shares of common stock (acting as a single class and with the Series A Preferred Stock voting on an as-converted basis) and, prior to the closing of Aravive’s next round of debt or equity financing in the aggregate amount of at least $10,000,000, a majority of the Series A Preferred Stock, voting together as single class, approve a sale of the company, each stockholder party to this agreement is required to vote in favor of, and otherwise facilitate, such transaction or sell their shares, as applicable.

The holders of a majority of Aravive’s Series A Preferred Stock and common stock outstanding have agreed to terminate the Co-Sale Agreement upon the closing of the merger.

N/A
Registration Rights	Aravive is a party to a certain Investors’ Rights Agreement dated June 20, 2017, which provides that holders of 25% of Series A Preferred Stock have certain registration rights, including the right, commencing on the earliest of: (i) the third anniversary of the date of the Investors’ Rights Agreement; (ii) the date that is 180 calendar days after the closing of a qualified public offering (as defined); (iii) the completion by Aravive of a merger, consolidation, sale, transfer, lease or other conveyance of all or substantially all of the assets or any other similar business combination or transaction with another company listed on the New York Stock Exchange, the American Stock Exchange, the Nasdaq National Market or the Nasdaq SmallCap Market, or (iv) the date upon which Aravive becomes a reporting company under Section 12 or 15 of the Exchange Act other than in connection with its initial public offering, to	N/A

demand that Aravive file a registration statement, so called “demand” registration rights, and the right, following a qualified public offering, to request that their shares be covered by a registration statement that Aravive is otherwise filing, so-called “piggyback” registration rights.

The holders of Aravive’s Series A Preferred Stock that are party to the Investors’ Rights Agreement and Aravive have agreed to terminate the Investors’ Rights Agreement upon the closing of the merger.

Stockholder Action by Written Consent

Aravive’s bylaws provide that any action required or permitted to be taken at any annual or special meeting of stockholders may be taken without a meeting, without prior notice and without a vote, if a consent in writing, setting forth the action so taken, is signed by the holders of outstanding stock having not less than the number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote on such action were present and voted.

Versartis’ certificate of incorporation provides that no action shall be taken by the stockholders of Versartis except at an annual or special meeting of stockholders called in accordance with Versartis’ bylaws.
Notice of Stockholder Meetings	Aravive’s bylaws provide that notice of the place, if any, date and time of all meetings of stockholders (and the means of remote communication if any by which stockholders or proxies may be deemed present and vote) shall be given not less than 10 nor more than 60 days before the date of the meeting to each stockholder of record entitled to vote at such meeting. Notice may be given by electronic transmission as provided in the DGCL.

Versartis’ bylaws provide that except as otherwise provided by law notice of all meetings of stockholders shall be given in writing or by electronic transmission not less than 10 nor more than 60 days before the date of the meeting to each stockholder of record entitled to vote at such meeting, stating the place, if any, date and hour of the meeting and the means of remote communications, if any, by which stockholders may be deemed to be present in person and vote at such meeting. The notice of a special meeting shall state, in addition, the purpose or purposes for which the meeting is called.

Conversion Rights and Protective Provisions

The holders of Aravive common stock do not have preemptive, conversion or other protective rights.

Aravive’s certificate of incorporation provides that the outstanding shares of Series A Preferred Stock are

There are no shares of preferred stock of Versartis issued or outstanding.

convertible into shares of common stock at any time at the option of the holder, in accordance with the certificate of incorporation. In addition, all outstanding shares of Series A Preferred Stock shall be automatically converted into shares of common stock immediately prior to the closing of a firm commitment underwritten public offering resulting in at least $15 million of proceeds, or upon the election of holders of at least a majority of the Series A Preferred Stock then outstanding. There are also other provisions in the certificate of incorporation relating to conversion price, adjustments, and reorganizations, mergers and consolidations.

The holders of Series A Preferred Stock also have certain liquidation preferences and rights in respect of such shares. The liquidation rights are triggered in the event of any liquidation, dissolution or winding up of Aravive, whether voluntary or involuntary, or any of certain other “additional liquidation events” such as a merger or sale of Aravive or substantially all of its assets, as set forth in Aravive’s certificate of incorporation.

In addition, Aravive’s certificate of incorporation provides that as long as at least 50% of the Series A Preferred Stock originally issued remain outstanding, Aravive may not, without first obtaining the affirmative vote or written consent of a majority of the holders of shares of Series A Preferred Stock, regarding the following matters: (a) amend, alter or repeal any provision of its charter documents in a manner that adversely affects the rights, preferences or privileges of the Series A Preferred Stock, (b) create, authorize or issue any capital stock unless it is junior to the Series A Preferred Stock or increase or decrease the number of authorized shares of Series A Preferred Stock, (c) purchase, redeem, pay or declare dividends on any Aravive capital stock other than on shares of

Series A Preferred Stock, distributions on Aravive common stock solely in the form of additional shares of Aravive common stock or repurchases of stock from former service providers in connection with the cessation of their services, (d) increase the amount of stock reserved for options in an amount that exceeds 15% of the outstanding equity of Aravive on a fully-diluted basis, (e) liquidate, dissolve or wind up Aravive, (f) sell, dispose of or license all or substantially all of Aravive’s assets or intellectual property or effect a merger or consolidation or any other acquisition transaction (unless Aravive stockholders continue to own 50% or more of the voting stock of the acquiring or surviving corporation), (g) own or manage any business other than the business of Aravive as conducted on the date of the issuance of Aravive’s Series A Preferred Stock, (h) enter into a related party transaction, (i) issue cumulative debt in excess of $1,000,000 or secured debt for any amount, (j) issue Aravive common stock or securities convertible into Aravive common stock, except for issuances from the employee option pool, issuances upon conversion of outstanding convertible securities or the issuance of equity securities or rights to purchase equity securities in connection with certain financing or real property transactions that are in each case approved by the Aravive board of directors, including a majority of directors appointed by the holders of Series A Preferred Stock, or (k) changes to the number of directors of Aravive.

Forum Selection	Neither the certificate of incorporation nor bylaws of Aravive include a forum selection provision.	Versartis’ certificate of incorporation provides that the Court of Chancery of the State of Delaware shall be the sole and exclusive forum for (i) any derivative action or proceeding brought on behalf of Versartis; (ii) any action asserting a claim of breach of a fiduciary duty owed by any director, officer or other employee of Versartis to Versartis or Versartis’ stockholders; (iii) any action asserting a claim against Versartis arising pursuant to any provision of the DGCL, Versartis’ certificate of incorporation or bylaws; or (iv) any action asserting a claim against Versartis governed by the internal affairs doctrine.
Indemnification of Officers and Directors and Advancement of Expenses
Indemnification	Aravive’s bylaws provide that Aravive shall indemnify its directors and officers to the fullest extent permitted by applicable law, subject to certain limitations regarding proceedings (i) initiated by the indemnitee against Aravive or its directors or officers unless Aravive has joined or consented, or (ii) made on account of conduct which is a breach of the indemnitee’s duty of loyalty to Aravive and its stockholders or an act or omission not in good faith which involves intentional misconduct or knowing violations of law.

The charter documents of Versartis provide that Versartis shall indemnify its directors and officers to the fullest extent not prohibited by the DGCL or any other applicable law, provided that Versartis may modify the extent of such indemnification by individual contracts with its directors and officers, and provided further that Versartis shall not be required to indemnify any director or officer in connection with proceedings initiated by such person unless (i) Versartis is expressly required to do so by applicable law, (ii) the proceeding was authorized by the Versartis board of directors, (iii) it is provided by Versartis in its sole discretion pursuant to the powers vested in Versartis under applicable law, or (iv) required by provisions of the bylaws relating to enforcement of claims for indemnification by officers and directors.

Advancement of Expenses	Expenses incurred in defending any proceeding for which indemnification is required , in the case of directors and officers, will be paidor, in the case of employees and agents, may be paid if authorized by the board of directors, by Aravive in advance of the final disposition of such proceeding upon receipt of an undertaking by or on behalf of the indemnified party to repay such amount if it shall ultimately be determined by final judicial decision from which there is no further right to appeal that the indemnified party is not entitled to be indemnified as authorized in Aravive’s bylaws.	Versartis’ bylaws provide that Versartis shall advance to any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he is or was a director or executive officer of the corporation, or is or was serving at the request of the corporation as a director or executive officer of another corporation, partnership, joint venture, trust or other enterprise, prior to the final disposition of the proceeding, promptly following request therefor, all expenses incurred by any director or executive officer in connection with such proceeding provided, however, that if the DGCL requires, an advancement of expenses incurred by a director or executive officer in his or her capacity as a director or executive officer (and not in any other capacity in which service was or is rendered by such indemnitee, including, without limitation, service to an employee benefit plan) shall be made only upon delivery to Versartis of an undertaking, by or on behalf of such indemnitee, to repay all amounts so advanced if it shall ultimately be determined by final judicial decision from which there is no further right to appeal that such indemnitee is not entitled to be indemnified for such expenses under this section or otherwise.

Dividends
Declaration and Payment of Dividends

Aravive’s certificate of incorporation provides that holders of Series A Preferred Stock are not entitled to receive any dividends in preference and priority to holders of common stock. If any dividends are declared, paid or set apart on the common stock, holders of Series A Preferred Stock participate fully in any such distribution on an as-converted basis.

Versartis’ bylaws provide that, subject to applicable law and the certificate of incorporation, dividends may be declared and paid in cash, property or Versartis stock.
Amendments to Certificate of Incorporation or Bylaws
General Provisions

Aravive’s certificate of incorporation may be amended, altered, changed or repealed in accordance with the DGCL.

Aravive’s bylaws provide that, subject to the rights of any series of preferred stock, the bylaws may be adopted, amended or repealed by the stockholders by vote or written consent of at least a majority of the voting power of Aravive capital stock.

Aravive’s charter documents provide that its board of directors shall have the power to adopt, amend, alter or repeal the bylaws. Aravive’s bylaws may also be adopted, amended or repealed by Aravive’s stockholders.

Versartis’ certificate of incorporation may be amended, altered, changed or repealed in accordance with the DGCL, except that any amendment, alteration or repeal of the provisions relating to the board of directors, indemnification of directors, and amendment of the certificate of incorporation requires the affirmative vote of the holders of at least 66 2/3% of the voting power of all of the then-outstanding shares of capital stock of Versartis entitled to vote generally in the election of directors, voting together as a single class.

PRINCIPAL STOCKHOLDERS OF VERSARTIS

The following table sets forth information with respect to the beneficial ownership of Versartis common stock as of June 30, 2018 by:

•	each person, entity or group of affiliated persons, known by Versartis to beneficially own more than 5% of its common stock;

•	each of Versartis’ named executive officers;

•	each of Versartis’ directors; and

•	all of Versartis’ current executive officers and directors as a group.

The percentage of shares beneficially owned is based on 36,240,673 shares of common stock outstanding as of June 30, 2018. Beneficial ownership is determined according to the rules of the SEC and generally means that a person has beneficial ownership of a security if he, she or it possesses sole or shared voting or investment power of that security, including options that are exercisable within 60 days of June 30, 2018. Shares of Versartis common stock issuable pursuant to stock options are deemed outstanding for computing the percentage of the person holding such options and the percentage of any group of which the person is a member but are not deemed outstanding for computing the percentage of any other person.

	Beneficial Ownership(1)
Beneficial Owner	Number of Shares	Percent of Total
Jay Shepard(4)	637,270	1.7
Robert Gut, M.D., Ph.D.(5)	68,971	*
Paul Westberg(6)	176,185	*
Tracy M. Woody(7)	42,321	*
Srinivas Akkaraju, M.D., Ph.D.(2), (8)	2,727,109	7.5
Eric Dobmeier(14)	13,774	*
R. Scott Greer(9)	94,005	*
Edmon Jennings(10)	92,111	*
Shahzad Malik, M.D.(3), (11)	1,703,813	4.7
Anthony Sun, M.D.(12)	82,255	*
John Varian(13)	80,655	*
All current executive officers and directors as a group (10 persons)(15)	5,649,498	15.1

*	Represents beneficial ownership of less than one percent (1%) of the outstanding common stock.
(1)

This table is based upon information supplied by officers, directors and principal stockholders and Schedules 13D and 13G filed with the SEC. Unless otherwise indicated in the footnotes to this table and subject to community property laws where applicable, Versartis believes that each of the stockholders named in this table has sole voting and investment power with respect to the shares indicated as beneficially owned. Applicable percentages are based on 36,240,673 shares outstanding on June 30, 2018, adjusted as required by rules promulgated by the SEC.

(2)

Includes 2,656,399 shares held by Samsara BioCapital, L.P., or Samsara BioCapital. Dr. Srinivas Akkaraju, a member of the Versartis board of directors, is a managing member of Samsara BioCapital GP, LLC, the general partner of Samsara BioCapital. The managing member disclaims beneficial ownership of these shares except to the extent of the Reporting Person’s pecuniary interest therein. The Address for Samsara BioCapital, L.P. is 565 Everett Avenue, Palo Alto, CA 94301.

(3)

Includes 1,621,558 shares held by Advent Life Sciences Fund I LP, or Advent Fund, and by Advent Life Sciences LLP, or Advent. Advent is the manager of Advent Fund. Dr. Malik, a member of the Versartis board of directors, is a general partner of Advent. Each of Advent, Advent Fund and Dr. Malik may be deemed to beneficially own the shares held by Advent and Advent Fund. The address for each of these entities is 158-160 North Gower Street, London, NW1 2ND England.

(4)	Includes 567,795 shares issuable pursuant to stock options exercisable within 60 days of June 30, 2018.
(5)	Dr. Gut served as Versartis’ Chief Medical Officer until June 18, 2018. Includes 33,437 shares issuable pursuant to stock options exercisable within 60 days of June 30, 2018.
(6)	Includes 152,171 shares issuable pursuant to stock options exercisable within 60 days of June 30, 2018.
(7)	Includes 35,416 shares issuable pursuant to stock options exercisable within 60 days of June 30, 2018.
(8)	Includes 58,055 shares issuable pursuant to stock options exercisable within 60 days of June 30, 2018.
(9)	Includes 60,825 shares issuable pursuant to stock options exercisable within 60 days of June 30, 2018.
(10)	Includes 80,931 shares issuable pursuant to stock options exercisable within 60 days of June 30, 2018.
(11)	Includes 69,575 shares issuable pursuant to stock options exercisable within 60 days of June 30, 2018.
(12)	Includes 69,575 shares issuable pursuant to stock options exercisable within 60 days of June 30, 2018.
(13)	Includes 69,575 shares issuable pursuant to stock options exercisable within 60 days of June 30, 2018.
(14)	Includes 9,134 shares issuable pursuant to stock options exercisable within 60 days of June 30, 2018.
(15)	Consists of 4,476,446 shares held by the directors and executive officers and 1,173,052 shares issuable pursuant to stock options exercisable within 60 days of June 30, 2018.

PRINCIPAL STOCKHOLDERS OF ARAVIVE

The following table sets forth information with respect to the beneficial ownership of Aravive common stock as of August 1, 2018 by:

•	each person, entity or group of affiliated persons, known by Aravive to beneficially own more than 5% of its common stock;

•	each of Aravive’s current executive officers;

•	each of Aravive’s directors; and

•	all of Aravive’s executive officers and directors as a group.

The percentage of shares beneficially owned is based on 13,500,810 shares of common stock outstanding as of August 1, 2018, after giving effect to the conversion of all outstanding shares of preferred stock into common stock immediately prior to the closing of this merger and assuming that the merger is consummated in the next 60 days and all outstanding options have fully vested.

Beneficial ownership is determined according to the rules of the SEC and generally means that a person has beneficial ownership of a security if he, she or it possesses sole or shared voting or investment power of that security, including options that are exercisable within 60 days of August 1, 2018. Shares of Aravive common stock issuable pursuant to stock options are deemed outstanding for computing the percentage of the person holding such options and the percentage of any group of which the person is a member but are not deemed outstanding for computing the percentage of any other person. Except as indicated by the footnotes below, Aravive believes, based on the information furnished to it, that the persons named in the table below have sole voting and investment power with respect to all shares of common stock shown that they beneficially own, subject to community property laws where applicable. The information does not necessarily indicate beneficial ownership for any other purpose, including for purposes of Section 13(d) and 13(g) of the Securities Act.

Unless otherwise indicated, the address of each beneficial owner listed in the table below is c/o Aravive Biologics, Inc., LyondellBassell Tower, 1221 McKinney Street, Suite 3200, Houston, Texas 77010.

	Beneficial Ownership
Name of Beneficial Owner	Shares	%
Greater than 5% Stockholders:
Elite Vantage Global Limited(1)	2,262,444	16.7
BC Axis Limited(2), (7)	2,262,444	16.7
Albert Koong(3)	1,071,542	7.9

Current Executive Officers and Directors:
Raymond Tabibiazar, M.D.(4)	4,304,000	28.3
Amato Giaccia(5)	3,059,383	21.7
Vinay Shah(6)	720,997	5.2
Karen Liu(2), (7)	2,262,444	16.7
Eric Zhang(1), (8)	2,262,444	16.7
All current executive officers and directors as a group (5 persons)(9)	12,609,268	78.6

(1)

The shares of common stock set forth above represent the share of common stock issuable upon conversion of preferred stock that was issued to Elite Vantage Global Limited. Mr. Zhang, a member of the Aravive board of directors, is a director of Elite Vantage Global Limited. The address for Elite Vantage Global Limited is Suite 1807, 18F, China Resources Building, 26 Harbor Road, Hong Kong.

(2)

The shares of common stock set forth above represent the shares of common stock issuable upon conversion of preferred stock that was issued to BC Axis Limited. Ms. Liu, a member of the Aravive board of directors, is a partner of BC Axis Limited. The address for BC Axis Limited is suite 701 Building C, Tsinghua Science Park, Beijing, China 100084.

(3)

Dr. Koong is a member of the Aravive Scientific Advisory Board. Includes (a) 1,010,942 shares held by Dr. Koong, and (b) 60,600 shares issuable pursuant to stock options exercisable within 60 days of June 30, 2018.

(4)

Dr. Tabibiazar is the Chairman of the board of directors of Aravive. Includes (a) 2,633,440 shares held by Dr. Tabibiazar, and (b) 1,670,560 shares issuable pursuant to stock options exercisable within 60 days of June 30, 2018.

(5)

Dr. Giaccia is a member of the board of directors of Aravive and serves as Aravive’s Chief Scientific Officer. Includes (a) 2,478,525 shares held by Dr. Giaccia, and (b) 580,858 shares issuable pursuant to stock options exercisable within 60 days of June 30, 2018.

(6)	Mr. Shah is the Chief Financial Officer of Aravive. Includes (a) 469,997 shares held by Mr. Shah, and (b) 251,000 shares issuable pursuant to stock options exercisable within 60 days of June 30, 2018.
(7)

Ms. Liu, a member of the Aravive board of directors is a partner of BC Axis limited. See footnote (2). Ms. Liu disclaims beneficial ownership of the shares held by BC Axis Limited except to the extent of her pecuniary interest therein.

(8)

Mr. Zhang, a member of the Aravive board of directors, is a director of Elite Vantage Global Limited. See footnote (1). Mr. Zhang disclaims beneficial ownership of the shares held by Elite Vantage Global Limited except to the extent of his pecuniary interest therein.

(9)

Includes (a) 10,106,850 shares held by Aravive’s directors, executive officers and their affiliates, and (b) 2,502,418 shares issuable pursuant to stock options exercisable within 60 days of June 30, 2018.

PRINCIPAL STOCKHOLDERS OF THE COMBINED COMPANY

Except where specifically noted, the following information and all other information contained in this proxy statement/prospectus/information statement do not give effect to the reverse stock split described in the Reverse Stock Split Proposal.

The following table sets forth information with respect to the beneficial ownership of the combined company’s common stock immediately after the closing of the merger, assuming the closing of the merger occurs on                 , 2018 by:

•	each person, or group of affiliated persons, expected by Versartis and Aravive to become the beneficial owner of more than 5% of the outstanding common stock of the combined company;

•	each executive officer and director of the combined company; and

•	all of the combined company’s executive officers and directors as a group.

Beneficial ownership is determined according to the rules of the SEC and generally means that a person has beneficial ownership of a security if he, she or it possesses sole or shared voting or investment power of that security, including options that are exercisable within 60 days of                 , 2018. Shares of common stock issuable pursuant to stock options are deemed outstanding for computing the percentage of the person holding such options and the percentage of any group of which the person is a member but are not deemed outstanding for computing the percentage of any other person. Except as indicated by the footnotes below, the combined company believes, based on the information furnished to it, that the persons named in the table below have sole voting and investment power with respect to all shares of common stock shown that they beneficially own, subject to community property laws where applicable. The information does not necessarily indicate beneficial ownership for any other purpose, including for purposes of Section 13(d) and 13(g) of the Securities Act.

The percentage of shares beneficially owned is based on                  shares of common stock expected to be outstanding upon the closing of the merger, excluding the effect of the reserve stock split, if approved, adjusted as required by the rules promulgated by the SEC to determine beneficial ownership. Neither Versartis nor Aravive know of any arrangements, including any pledge by any person of securities of the combined company.

Immediately after the closing of the merger, based on the exchange ratio, Aravive stockholders and optionholders will own approximately 48% of the fully-diluted equity securities of the combined company and Versartis stockholders and optionholders holding approximately 52% of the fully-diluted equity securities of the combined company. The exchange ratio formula in the Merger Agreement was negotiated so that the pre-closing securityholders of each of Versartis and Aravive would beneficially own approximately 50% of the aggregate fully diluted number of equity securities of the combined company immediately following the Effective Time, or the Post-Closing Shares, subject to (i) Versartis’ cash at closing of the merger being within a projected range, and (ii) not counting for purposes of the computation any outstanding options for Versartis common stock having an exercise price greater than $2.53 per share. Accordingly, any outstanding options of Versartis common stock having an exercise price greater than $2.53 per share were not reflected in the computation of the Exchange Ratio but are reflected in the computation of the expected ownership of 48% of the Post-Closing Shares by the Aravive securityholders.

The following table and the related notes assume that, at the Effective Time, each share of Aravive common stock will convert into the right to receive 2.29 shares of Versartis common stock and to account for the occurrence of certain events discussed elsewhere in this proxy statement/prospectus/information statement. The estimated exchange ratio calculation used herein is based upon Versartis’ and Aravive’s capitalization immediately prior to the date of this proxy statement/prospectus/information statement, and will be adjusted to account for any changes in such capitalization prior to the closing of the merger. See “The Merger Agreement—Merger Consideration” for more information regarding the exchange ratio.

Except as indicated in footnotes to this table, Versartis and Aravive believe that the stockholders named in this table have sole voting and investment power with respect to all shares of common stock of the combined company shown as beneficially owned by them, based on information provided to Versartis and Aravive by such stockholders and subject to community property laws where applicable.

Unless otherwise indicated, the address of each beneficial owner listed in the table below is c/o Aravive Biologics, Inc., LyondellBasell Tower, 1221 McKinney Street, Suite 3200, Houston, Texas 77010, Attention: Secretary.

Beneficial Ownership
Name of Beneficial Owner	Shares	%
Greater than 5% Stockholders:

Executive Officers and Directors:

All executive officers and directors as a group (10 persons)

LEGAL MATTERS

Cooley LLP will pass upon the validity of the Versartis common stock offered by this proxy statement/prospectus/information statement.

EXPERTS

Versartis, Inc.

The financial statements incorporated in this proxy statement/prospectus/information statement by reference to the Annual Report on Form 10-K for the year ended December 31, 2017 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

Aravive Biologics, Inc.

The financial statements of Aravive Biologics, Inc. as of December 31, 2017 and 2016, and for the years then ended, included in this proxy statement/prospectus/information statement have been so included in reliance on the report of BDO USA, LLP, independent auditors, appearing elsewhere herein, given on the authority of said firm as experts in accounting and auditing.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

The SEC allows Versartis to incorporate certain information into this proxy statement/prospectus/information statement by reference to other information that has been filed with the SEC. The information incorporated by reference is deemed to be part of this proxy statement/prospectus/information statement. The documents that are incorporated by reference contain important information about Versartis and you should read this proxy statement/prospectus/information statement together with any other documents incorporated by reference in this proxy statement/prospectus/information statement. This proxy statement/prospectus/information statement incorporates by reference the following documents that have previously been filed with the SEC by Versartis (other than, in each case, documents and information deemed to have been furnished and not filed in accordance with SEC rules):

Versartis SEC Filings (File No. 001-36361)	Period
Annual Reports on Form 10-K and Form 10-K/A	Fiscal year ended December 31, 2017, filed on March 6, 2017 and as amended on April 11, 2018.
Quarterly Report on Form 10-Q	Quarterly period ended March 31, 2018, filed on May 8, 2018.
Current Reports on Form 8-K and Form 8-K/A	Filed on January 8, 2018, January 25, 2018, May 8, 2018 (Items 2.05 and 5.02 only) and June 4, 2018.

In addition, Versartis is incorporating by reference any documents it may file pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act from the date of this proxy statement/prospectus/information statement and prior to the date of the Versartis special meeting, provided, however, that Versartis is not incorporating by reference any information therein that is furnished rather than filed. Any statement contained herein or in a document incorporated or deemed to be incorporated herein by reference will be deemed to be modified or superseded for the purposes of this proxy statement/prospectus/information statement to the extent that a statement contained in any subsequently filed document which is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of this proxy statement/prospectus/information statement.

WHERE YOU CAN FIND MORE INFORMATION

Versartis files annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any reports, statements or other information that Versartis files at the SEC public reference room in at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Versartis SEC filings are also available to the public from commercial document retrieval services and on the website maintained by the SEC at http://www.sec.gov.

As of the date of this proxy statement/prospectus/information statement, Versartis has filed a registration statement on Form S-4 to register with the SEC the Versartis common stock that Versartis will issue to Aravive stockholders in the merger. This proxy statement/prospectus/information statement is a part of that registration statement and constitutes a prospectus of Versartis, as well as a proxy statement of Versartis for its special meeting and an information statement for the purpose of Aravive for its written consent.

Versartis has supplied all information contained in this proxy statement/prospectus/information statement relating to Versartis and Aravive has supplied all information contained in this proxy statement/prospectus/information statement relating to Aravive.

If you would like to request documents from Versartis or Aravive, please send a request in writing or by telephone to either Versartis or Aravive at the following addresses:

Versartis, Inc. 1020 Marsh Rd Menlo Park, California 94025 (650) 963-8580	Aravive Biologics, Inc. LyondellBasell Tower 1221 McKinney Street, Suite 3200 Houston, Texas 77010 (936) 355-1910

If you are a Versartis stockholder and would like additional copies, without charge, of this proxy statement/prospectus/information statement or if you have questions about the merger, including the procedures for voting your shares, you should contact Versartis’ proxy solicitor:

D.F. King & Co., Inc.

(800) 848-3374 (toll free)

(212) 269-5550 (collect)

OTHER MATTERS

Stockholder Proposals to Be Presented at the Next Annual Meeting of Versartis

Pursuant to Rule 14a-8 of the Exchange Act, some stockholder proposals may be eligible for inclusion in the proxy statement for Versartis’ next annual meeting of the stockholders. For a proposal of a stockholder to be considered for inclusion in next year’s proxy statement, it must be submitted in writing, with the proof of stock ownership in accordance with Rule 14a-8 and received by the Secretary of Versartis a reasonable time before Versartis begins to print and send proxy materials.

Under Versartis’ bylaws, if a stockholder wants to submit a proposal for the next annual meeting of stockholders under Rule 14a-8, or wants to nominate candidates for election as directors at an annual meeting of stockholders, the stockholder must provide timely notice of his or her intention in writing. To be timely, a stockholder’s notice must be delivered to the Secretary, at Versartis’ principal executive offices, not less than 90 days prior to the date of the annual meeting of stockholders. However, in the event that less than 100 days’ notice or prior public announcement of the date of the meeting is given or made to stockholders, then a proposal shall be received no later than the close of business on the tenth day following the date on which notice of the date of the meeting was mailed or a public announcement was made. Versartis’ bylaws also specify requirements as to the form and content of a stockholder’s notice. Versartis will not entertain any proposals or nominations that do not meet these requirements.

Householding of Proxy Statement/Prospectus/Information Statement

The SEC has adopted rules that permit companies and intermediaries (such as banks and brokers) to satisfy the delivery requirements for proxy materials with respect to two or more stockholders sharing the same address by delivering a single copy of the proxy statement or annual report, as applicable, addressed to those stockholders. This process, which is commonly referred to as “householding,” potentially means extra convenience for stockholders and cost savings for companies. As permitted by the Exchange Act, only one copy of this proxy statement/prospectus/information statement will be delivered to multiple Versartis stockholders sharing an address unless contrary instructions have been received by from the impacted stockholders. Once you have received notice from Versartis (if you are a Versartis stockholder of record) or from your broker (if you are a beneficial owner of Versartis common stock) that Versartis or they will be “householding” communications to your address, “householding” will continue until you are notified otherwise or until you revoke your consent. If, at any time, you no longer wish to participate in “householding” and would prefer to receive separate copies of Versartis’s annual disclosure documents and this proxy statement/prospectus/information statement or if you currently receive multiple copies and would like to request “householding” of these communications, please notify your broker or Versartis. Direct your written request to Versartis to Kevin Haas, Vice President, Finance 1020 Marsh Rd., Menlo Park, California 94025 or contact Kevin Haas at (650) 963-8595. In the event a stockholder that received multiple copies would like to receive only one copy for such stockholder’s household, such stockholder should contact their bank, broker, or other nominee record holder, or contact Versartis at the above address or phone number.

ARAVIVE BIOLOGICS, INC. INDEX TO FINANCIAL STATEMENTS

Independent Auditor’s Report

Board of Directors

Aravive Biologics, Inc.

Houston, Texas

We have audited the accompanying financial statements of Aravive Biologics, Inc., which comprise the balance sheets as of December 31, 2017 and 2016, and the related statements of operations, redeemable convertible preferred stock and stockholders’ deficit, and cash flows for the years then ended, and the related notes to the financial statements.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Aravive Biologics, Inc. as of December 31, 2017 and 2016, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

/s/ BDO USA, LLP

Raleigh, North Carolina

August 3, 2018

Aravive Biologics, Inc.

Balance Sheets

December 31,	2017	2016
Assets
Current assets:
Cash and cash equivalents	$9,722,721	$4,776,431
Receivables and prepaid expenses	153,328	31,969

Total current assets	9,876,049	4,808,400
Deposits	5,000	7,000

Total assets	$9,881,049	$4,815,400

Liabilities, Redeemable Convertible Preferred Stock and Stockholders’ Deficit
Current liabilities:
Accounts payable	$3,207,367	$735,300
Accrued expenses and other current liabilities	592,535	285,714
Deferred revenue	4,795,004	3,972,341

Total current liabilities	8,594,906	4,993,355
Contingent payables	663,501	663,501

Total liabilities	9,258,407	5,656,856

Commitments and contingencies (Note 5)
Redeemable convertible preferred stock:
Series A preferred stock, $0.0001 par value:
6,800,000 shares authorized; 3,331,815 and 452,489 shares issued and outstanding, respectively	7,322,016	968,706
Stockholders’ deficit:
Common stock, $0.0001 par value: 25,000,000 shares authorized; 9,356,450 and 9,011,170 shares issued and 8,359,040 and 8,013,760 shares outstanding, respectively	936	901
Treasury stock, 997,410 shares	(11,217)	(11,217)
Additional paid-in capital	5,350,660	5,199,774
Accumulated deficit	(12,039,753)	(6,999,620)

Total stockholders’ deficit	(6,699,374)	(1,810,162)

Total	$9,881,049	$4,815,400

See accompanying notes to financial statements.

Aravive Biologics, Inc.

Statements of Operations

Years ended December 31,	2017	2016
Grant revenue	$9,372,687	$1,225,759

Research and development	12,751,128	1,343,478
General and administrative	1,692,017	823,877

Total operating expenses	14,443,145	2,167,355
Loss from operations	(5,070,458)	(941,596)
Interest income, net	30,325	7,270

Net loss	$(5,040,133)	$(934,326)

See accompanying notes to financial statements.

Aravive Biologics, Inc.

Statements of Redeemable Convertible Preferred Stock and Stockholders’  Deficit

	Series A Preferred Stock		Common Stock		Treasury Stock		Additional Paid-in Capital	Accumulated Deficit	Total Stockholders’ Deficit
	Shares	Amount	Shares	Amount	Shares	Amount
Balance, at January 1, 2016	—	$—	8,566,829	$857	997,410	$(11,217)	$4,961,754	$(6,065,294)	$(1,113,900)
Convertible preferred stock
issuances, net	452,489	968,706	—	—	—	—	—	—	—
Stock based compensation	—	—	—	—	—	—	198,816	—	198,816
Exercise of common stock options	—	—	444,341	44	—	—	39,204	—	39,248
Net loss	—	—	—	—	—	—	—	(934,326)	(934,326)

Balance, at December 31, 2016	452,489	968,706	9,011,170	901	997,410	(11,217)	5,199,774	(6,999,620)	(1,810,162)
Convertible preferred stock
issuances, net	2,879,326	6,353,310	—	—	—	—	—	—	—
Stock based compensation	—	—	—	—	—	—	126,707	—	126,707
Exercise of common stock options	—	—	345,280	35	—	—	24,179	—	24,214
Net loss	—	—	—	—	—	—	—	(5,040,133)	(5,040,133)

Balance, at December 31, 2017	3,331,815	$7,322,016	9,356,450	$936	997,410	$(11,217)	$5,350,660	(12,039,753)	$(6,699,374)

See accompanying notes to financial statements.

Aravive Biologics, Inc.

Statements of Cash Flows

Years ended December 31,	2017	2016
Operating activities:
Net loss	$(5,040,133)	$(934,326)
Adjustments to reconcile net loss to net cash (used in) provided by operating activities:
Depreciation and amortization	—	1,583
Stock based compensation	126,707	198,816
Changes in operating assets and liabilities:
Receivables and prepaid expenses	(121,359)	(6,969)
Deposits	2,000	(7,000)
Accounts payable	2,472,067	225,025
Accrued expenses and other current liabilities	306,821	285,714
Deferred revenue	822,663	3,972,341

Net cash (used in) provided by operating activities	(1,431,234)	3,735,184

Financing activities:
Proceeds from issuance of preferred stock, net	6,353,310	968,706
Proceeds from exercise of common stock options	24,214	39,248

Net cash provided by financing activities	6,377,524	1,007,954

Net increase in cash and cash equivalents	4,946,290	4,743,138
Cash and cash equivalents, beginning of year	4,776,431	33,293

Cash and cash equivalents, end of year	$9,722,721	$4,776,431

See accompanying notes to financial statements.

Aravive Biologics, Inc.

Notes to Financial Statements

1.	Business and summary of accounting policies

Business

Aravive Biologics, Inc., or Aravive, is a clinical-stage biotechnology company focused on developing new therapies that target important survival pathways for both advanced solid tumors as well as hematologic malignancies. Aravive’s primary therapeutic focus is the GAS6-AXL pathway, where AXL receptor signaling plays an important role in multiple types of malignancies by promoting metastasis, cancer cell survival, resistance to treatments, and immune suppression. Aravive’s technology originated in the laboratories of Dr. Amato Giaccia and his colleagues at Stanford University.

Aravive’s product candidates, Aravive-S6 (AVB-S6), are a set of novel, high-affinity, soluble Fc-fusion proteins designed to block the activation of the GAS6-AXL signaling pathway by intercepting the binding of GAS6 to its receptor AXL. Aravive has generated preclinical data for AVB-S6 proteins in both acute myeloid leukemia and certain advanced solid tumors including ovarian, renal, pancreatic, and breast cancers. Aravive’s current development program benefits from the availability of a complementary serum-based biomarker that it expects will help accelerate drug development and reduce risk by allowing Aravive to select a pharmacologically active dose, better monitoring of therapeutic responses and perhaps better selection of responder patient populations. In its recently completed Phase 1 clinical trial with its clinical product candidate, AVB-S6-500, Aravive established proof of mechanism by demonstrating full GAS6 neutralization at all doses tested. Importantly, the lead protein candidate had a favorable safety profile preclinically and in the first in human study. Aravive is poised to initiate its first Phase 1b/2 clinical trial in ovarian cancer in the second half of 2018.

In July 2016, Aravive was approved for a $20 million Product Development Award, or the CPRIT Grant, from the Cancer Prevention & Research Institute of Texas, or CPRIT. The CPRIT Grant is expected to allow Aravive to develop the product candidates referenced above through clinical trials. The CPRIT Grant is effective as of June 1, 2016 and terminates on May 31, 2019. The CPRIT Grant is subject to customary CPRIT funding conditions including a matching funds requirement where Aravive will match 50% of funding from the CPRIT Grant. Consequently, Aravive is required to raise $10.0 million in matching funds over the three year project. As of December 31, 2017 and 2016, Aravive has reported approximately $6.0 million and $1.0 million, respectively, in matching funding to CPRIT. As of December 31, 2017 and 2016, Aravive has $4.0 million and $9.0 million, respectively, remaining to provide over the remaining life of the CPRIT Grant. As of December 31, 2017 and 2016, Aravive has received $15.4 million and $5.2 million, respectively, from the CPRIT Grant.

The CPRIT Grant, as is customary for all CPRIT awards, contains a requirement that Aravive pay CPRIT a tiered royalty from low to mid- single digit percentages. Such royalty is reduced to less than 1% for a certain number of years after a mid-single digit multiple of the grant funds have been paid to CPRIT in royalties.

As consideration for the rights granted as part of a license agreement with Stanford University, Aravive is obligated to pay yearly license fees and milestone payments, and a royalty based on net sales of products covered by the patent-related rights. More specifically, Aravive is obligated to pay Stanford University (i) annual license payments (ii) milestone payments of up to an aggregate of $1,000,000 upon achievement of clinical and regulatory milestones, and (iii) royalties equal to a percentage (in the low single digits) of net sales of licensed products; provided that the annual license payments made will offset (and be credited against) any royalties due in such license year. In the event of a sublicense to a third party of any rights based on the patents that are solely owned by Stanford University, Aravive is obligated to pay royalties to Stanford University equal to a percentage of what Aravive would have been required to pay to Stanford University had it sold the products under sublicense itself. In addition, in such event Aravive is required to pay to Stanford University a percent of

Aravive Biologics, Inc.

Notes to Financial Statements

sublicensing income. In the event of a termination, Aravive will be obligated to pay all amounts that accrued prior to such termination.

Aravive is based in Houston, Texas, where it relocated after receiving the CRPIT Grant in 2016.

Liquidity

Since inception, Aravive has devoted substantially all efforts to developing product candidates, which has included providing general and administrative support for these operations. Aravive has not generated any revenue from product sales and, to date, has funded operations through the CPRIT Grant and both equity and debt financings. Aravive has incurred net losses in each period since inception and, as of December 31, 2017, has an accumulated deficit of $12.0 million. Aravive incurred net losses of $5.0 million and $0.9 million in the years ended December 31, 2017 and 2016, respectively. Aravive expects to continue to incur substantial losses in the future as Aravive conducts planned operating activities.

In addition, Aravive expects to incur substantial expenses as Aravive continues clinical trials and preclinical studies for, and research and development of, product candidates and maintain, expand and protect intellectual property portfolio. During the three months ended March 31, 2018, Aravive raised approximately $4.0 million, net of offering expenses, in a Series A Preferred Stock financing. Aravive believes that existing cash and cash equivalents, together with funds received from the Series A financing received during the three months ended March 31, 2018, along with CPRIT funding will be sufficient to fund operations through at least the next 12 months from the date the financial statements were available to be issued. Notwithstanding the availability of current liquidity, Aravive’s ability to fund its preclinical and clinical operations depends on Aravive’s ability to raise additional capital through equity or debt financings and research collaborations and license agreements. However, additional funding may not be available when needed or on terms acceptable to us. If Aravive is unable to generate funding from one or more of these sources within a reasonable timeframe, Aravive may have to delay, reduce or terminate its research and development programs, preclinical or clinical trials, limit strategic opportunities or curtail its business activities.

Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Cash and cash equivalents

Aravive considers all highly liquid investments with a remaining maturity of three months or less at the time of purchase to be cash equivalents. These cash equivalents consist primarily of certificates of deposit and money market instruments. Cash equivalents are stated at cost, which approximates fair value.

Revenue recognition

Aravive’s revenue is derived primarily from the CPRIT Grant. Revenues from the CPRIT Grant are recognized when qualifying costs are incurred and there is reasonable assurance that the conditions of the award have been met for collection. Proceeds received prior to the costs being incurred or the conditions of the award being met are recognized as deferred revenue until the services are performed and the conditions of the award are met.

Aravive Biologics, Inc.

Notes to Financial Statements

Concentrations of credit risk

Financial instruments that potentially subject Aravive to concentrations of credit risk consist principally of cash and cash equivalents. Aravive maintains its cash and cash equivalents with high credit quality financial institutions. At December 31, 2017 and 2016, Aravive had cash and cash equivalent balances in excess of federally insured limits, in the amount of approximately $9,237,000 and $4,026,000, respectively. During the years ended December 31, 2017 and 2016, the CPRIT Grant comprised 100% of Aravive’s revenues.

Research and development expenses

Research and development expenses are comprised of costs incurred in performing research and development activities including salary and benefits, contract services and other direct costs. Research and development costs are expensed as incurred.

General and administrative expenses

General and administrative expenses include salaries, employee benefits and expenses for executive management, legal, finance and personnel. In addition, general and administrative expenses include fees for professional services, intellectual property protection and occupancy costs. These costs are expensed as incurred.

Stock-based compensation

Aravive accounts for stock-based compensation arrangements with employees and non-employee directors using a fair value method which requires the recognition of compensation expense for costs related to all stock-based payments, including stock options. The fair value method requires Aravive to estimate the fair value of stock-based payment awards on the date of grant using an option pricing model.

Stock-based compensation costs are based on the fair value of the underlying option calculated using the Black-Scholes-Merton option pricing model on the date of grant for stock options and are recognized as expense on a straight-line basis over the requisite service period, which is the vesting period. Determining the appropriate fair value model and related assumptions requires judgment, including estimating stock price volatility, forfeiture rates and expected term. The expected volatility rates are estimated based on the actual volatility of comparable public companies over the expected term. The expected term for the years ended December 31, 2017 and 2016 represents the average time that options are expected to be outstanding based on the mid-point between the vesting date and the end of the contractual term of the award. Aravive has elected to account for forfeitures when they occur. Aravive has not paid dividends and does not anticipate paying a cash dividend in the foreseeable future and, accordingly, uses an expected dividend yield of zero. The risk-free interest rate is based on the rate of U.S. Treasury securities with maturities consistent with the estimated expected term of the awards. The measurement of nonemployee share-based compensation is subject to periodic adjustments as the underlying equity instruments vest and is recognized as an expense in the period over which services are received.

Income taxes

Aravive utilizes the asset and liability method to account for income taxes. Under this method, deferred tax liabilities and assets are determined based on the difference between the financial reporting and the tax bases of assets and liabilities using enacted tax rates and laws in effect for the periods in which the differences are expected to reverse. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

Aravive Biologics, Inc.

Notes to Financial Statements

Aravive has no unrecognized tax benefits at December 31, 2017 and 2016. Aravive’s Federal income tax returns from 2011 and on are open for review by the IRS. Aravive’s state income tax returns from 2014 and on are open for review by the State Tax Authorities.

Recently issued accounting pronouncements

In May 2014, the Financial Accounting Standards Board, or FASB, issued Accounting Standards Update, or ASU, No. 2014-09, Revenue from Contracts with Customers: (Topic 606). This ASU affects any entity that either enters into contracts with customers to transfer goods or services or enters into contracts for the transfer of nonfinancial assets unless those contracts are within the scope of other standards (e.g., insurance contracts or lease contracts). This ASU will supersede the revenue recognition requirements in Topic 605, Revenue Recognition, and most industry-specific guidance. In addition, the existing requirements for the recognition of a gain or loss on the transfer of nonfinancial assets that are not in a contract with a customer (e.g., assets within the scope of Topic 360, Property, Plant, and Equipment, and intangible assets within the scope of Topic 350, Intangibles-Goodwill and Other) are amended to be consistent with the guidance on recognition and measurement (including the constraint on revenue) in this ASU. The core principle of the guidance is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The amendments in this ASU are effective for annual reporting periods beginning after December 15, 2018 for nonpublic entities. Aravive is currently evaluating the impact this ASU will have on its financial statements.

In August 2014, the FASB issued ASU No. 2014-15, Disclosure of Uncertainties About an Entity’s Ability to Continue as a Going Concern. The new standard provides guidance around management’s responsibility to evaluate whether there is substantial doubt about an entity’s ability to continue as a going concern and to provide related footnote disclosures. The new standard is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2016. Early adoption is permitted. The adoption of this ASU did not have a material impact on the financial statements.

In February 2016, the FASB issued ASU 2016-02, Leases, or ASU 2016-02, which requires lessees to recognize the following for all leases (with the exception of short-term leases) at the commencement date: a lease liability, which is a lessee’s obligation to make lease payments arising from a lease, measured on a discounted basis and a right-of-use asset, which is an asset that represents the lessee’s right to use, or control the use of, a specified asset for the lease term. Certain targeted improvements were made to align, where necessary, lessor accounting with the lessee accounting model and Topic 606, Revenue from Contracts with Customers. ASU 2016-02 is effective for annual periods beginning after December 15, 2019 for nonpublic entities. Early application is permitted for all public business entities and all nonpublic business entities upon issuance. Lessees (for capital and operating leases) and lessors (for sales-type, direct financing, and operating leases) must apply a modified retrospective transition approach for leases existing at, or entered into after, the beginning of the earliest comparative period presented in the financial statements. The modified retrospective approach would not require any transition accounting for leases that expired before the earliest comparative period presented. Lessees and lessors may not apply a full retrospective transition approach. Aravive does not expect the adoption of this ASU to have a material impact on the financial statements.

In August 2016, the FASB issued ASU 2016-15, Statement of Cash Flows (Topic 230) which addresses changes to reduce the presentation diversity of certain cash receipts and cash payments in the statement of cash flows, including debt prepayment or extinguishment costs, settlement of certain debt instruments, contingent consideration payments made after a business combination, proceeds from the settlement of insurance claims, and distributions received from equity method investees. The guidance becomes effective for fiscal years

Aravive Biologics, Inc.

Notes to Financial Statements

beginning after December 15, 2018, including interim periods within those fiscal years, with early adoption permitted for nonpublic entities. An entity that elects early adoption must adopt all of the amendments in the same period. The new standard will be applied retrospectively, but may be applied prospectively if retrospective application would be impracticable. Aravive is currently evaluating the new guidance and has not determined the impact this standard may have on its statement of cash flows.

In November 2015, the FASB issued ASU No. 2015-17, Income Taxes, which changes how deferred taxes are classified on the balance sheet. The ASU eliminates the requirement for organizations to present deferred tax liabilities and assets as current and noncurrent in a classified balance sheet. Instead, organizations will be required to classify all deferred tax assets and liabilities as noncurrent. Noncurrent balance sheet presentation of all deferred taxes also eliminates the requirement to allocate a valuation allowance on a pro rata basis between gross current and noncurrent deferred tax balances. The ASU is effective for fiscal years and interim periods within those years beginning after December 15, 2017. Early adoption is permitted under this ASU. Due to the valuation allowance applied to Aravive’s deferred tax balances in conjunction with the simplification of presentation on the balance sheets, the net deferred tax asset and liability balances in Aravive’s balance sheets as of December 31, 2017 and 2016 is $0.

In March 2016, the FASB issued ASU 2016-09, Compensation – Stock Compensation (Topic 718): Improvements to Employee Share-Based Payment Accounting, or ASU 2016-09. ASU 2016-09 simplifies accounting for share-based payment transactions, including the income tax consequences, classification of awards as either equity or liabilities, an option to recognize gross stock compensation expense with actual forfeitures recognized as they occur, and certain classifications on the statement of cash flows. Aravive adopted ASU 2016-09 effective January 1, 2017 and completed an analysis over the balance and determined the adoption did not result in a material effect on Aravive’s financial statements.

In June 2018, the FASB issued ASU No. 2018-07, Compensation – Stock Compensation (Topic 718): Improvements to Employee Share-Based Payment Accounting, or ASU 2018-07. ASU 2018-07 simplifies the accounting for nonemployee share-based payment transactions. The amendments specify that Topic 718 applies to all share-based payment transactions in which a grantor acquires goods or services to be used or consumed in a grantor’s own operations by issuing share-based payment awards. The ASU is effective for annual reporting periods beginning after December 15, 2019 for nonpublic entities. Early adoption is permitted, but no sooner than Aravive’s adoption date of Topic 606. The adoption of this guidance is not expected to have a material impact on the financial statements.

2.	Contingent payables

As part of a settlement with former creditors in 2014, Aravive agreed to make an initial 7.5% cash payment to the creditors with the remainder contingent on future milestone payments, or Contingent Payments, until full repayment of the payables is made. Contingent Payments are to be made from the proceeds received by Aravive from any future licensing transactions. The Contingent Payments will be distributed on a pro rata basis with other secured creditors and will be made from at least 10% of any proceeds from any future licensing transactions. The proceeds from any future licensing transactions will be held in an escrow account which will be administered by an independent third party. The creditors agree that the initial payment and any Contingent Payments represents settlement in full of all outstanding obligations owed to the creditors by Aravive and released Aravive from all claims. Aravive accounted for these modifications as troubled debt restructurings and included the Contingent Payments in future undiscounted cash flows of the restructured payable. No gain was recognized as a result. As of December 31, 2017 and 2016, Aravive’s contingent payables balance was $663,501.

Aravive Biologics, Inc.

Notes to Financial Statements

3.	Redeemable convertible preferred stock and stockholders’ deficit

Redeemable convertible preferred stock

Aravive’s certificate of incorporation allows the issuance of up to 8,500,000 shares of preferred stock, of which 6,800,000 shares have been designated Series A Preferred Stock. For the year ended December 31, 2016, Aravive issued 452,489 shares of Series A Preferred Stock at $2.21 per share. Proceeds from this transaction, net of offering expenses, totaled $968,706. For the year ended December 31, 2017, Aravive issued 2,879,326, shares of Series A Preferred Stock at $2.21 per share. Proceeds from this transaction, net of offering expenses, totaled $6,353,310.

Liquidation preference

In the event of any voluntary or involuntary liquidation, dissolution, winding up of Aravive or other deemed liquidation events, Series A stockholders shall be paid an amount equal to $2.21 per share, as adjusted to reflect any stock splits, stock dividends or other recapitalization. As of December 31, 2017, and 2016, the liquidation preference value on the Series A Preferred stock was approximately $7,363,000 and $1,000,000, respectively. In addition, after setting apart or paying any class or series of capital stock of Aravive ranking senior on liquidation to Aravive common stock, the holders of Aravive common stock shall be entitled to receive all remaining assets.

In the event that upon liquidation or dissolution or in deemed liquidation events, the assets and funds of Aravive are insufficient to permit the payment in full to all holders of the Series A Preferred Stock of the applicable Series A liquidation preference, subject to the rights of any series of Preferred Stock that may from time to time hereafter come into existence that is senior to, or pari passu with, the Series A Preferred Stock, on liquidation, then the entire assets of Aravive legally available for distribution shall be distributed, ratably amount the holders of Series A Preferred Stock in proportion to the applicable Series A liquidation preference that each such holder is otherwise entitled to receive.

Aravive’s Series A Preferred Stock was classified as temporary equity in the accompanying balance sheets as of December 31, 2017 and 2016, as shares are subject to redemption upon the occurrence of uncertain events not solely within Aravive’s control. As of December 31, 2017 and 2016, Aravive’s Series A Preferred Stock was not currently redeemable and it is not probable that they will become redeemable.

Dividends

The holders of Aravive’s Series A Preferred Stock shall not be entitled to receive any dividends in preference and priority to any payment of any dividend on Aravive common stock; provided, however, if any dividends shall be declared, paid or set apart on Aravive common stock, the holders of Aravive’s Series A Preferred Stock shall participate fully in any such dividend distribution on an “as converted” basis had all the Series A Preferred Stock been converted into shares of Aravive common stock immediately prior to the record date for the dividend, or if no record date is fixed, the date as of which the record holders of Aravive common stock entitled to the dividend is to be determined.

Conversion

The holders of Aravive’s Series A Preferred Stock may at any time voluntarily convert each share into a number of fully paid shares of Aravive common stock determined by dividing the conversion price of $2.21 per share. Conversion is subject to proportional adjustment for certain dilutive issuances, stock splits, stock dividends and other recapitalization or reorganizations.

Aravive Biologics, Inc.

Notes to Financial Statements

The shares of Aravive’s Series A Preferred Stock shall automatically be converted by Aravive into shares of Aravive common stock at the Series A conversion price of $2.21 per share upon the earlier of a public offering of shares of Aravive common stock pursuant to a registration statement filed under the securities Act of 1933, as amended for gross proceeds of not less than $15 million (before deduction of underwriter’s commission and expenses or the date specified by written consent or agreement of the holders of at least a majority of the then outstanding shares of Aravive’s Series A Preferred Stock.

Voting rights

Each holder of Aravive’s Series A Preferred Stock is entitled to vote together with the shares of the Aravive common stock and not as a separate class on all matters submitted to a vote of the holders of shares of Aravive common stock. Each holder of Aravive’s Series A Preferred Stock is entitled to the number of votes equal to the number of shares of Aravive common stock into which such holder’s shares are convertible.

Common stock

Aravive’s certificate of incorporation provides for the issuance of up to 25,000,000 shares of common stock. As of December 31, 2017 and 2016, Aravive had 9,356,450 and 9,011,170 shares of common stock issued and 8,359,040 and 8,013,760 shares of common stock outstanding, respectively.

Aravive is required to reserve and keep available out of its authorized but unissued shares of common stock such number of shares sufficient to effect the conversion of all outstanding shares of preferred stock, plus shares granted and available for grant under Aravive’s stock option plans.

As of December 31, 2017, the amount of such shares of common stock reserved for these purposes is as follows:

Reserves for Common Stock
Outstanding stock options	$3,604,030
Conversion of preferred stock	3,331,815
Additional shares available under the option Plans	1,342,494

Total	$8,278,339

Stock options plans

In 2010, Aravive adopted the 2010 Stock Option Plan, or the 2010 Plan. Aravive has reserved a total of 3,600,000 shares of common stock for issuance under the 2010 Plan. The 2010 Plan provides for granting of equity awards, including restricted stock and incentive and nonqualified stock options to purchase common stock, to employees, directors, officers and independent consultants of Aravive. Options granted to employees and consultants under the Plan generally vest 25% after one year of service, and ratably on a monthly basis over the following three years. Options expire ten years from the date of grant.

In 2017, Aravive adopted the 2017 Stock Option Plan, or the 2017 Plan. Aravive has reserved a total of 2,767,100 shares of common stock for issuance under the 2017 Plan. The 2017 Plan provides for granting of equity awards, including restricted stock and incentive and nonqualified stock options to purchase common stock, to employees, directors, officers and independent consultants of Aravive. Options granted to employees and consultants under the Plan generally vest 25% after one year of service, and ratably on a monthly basis over the following three years. Options expire ten years from the date of grant.

Aravive Biologics, Inc.

Notes to Financial Statements

The following table summarizes the stock compensation expense for the years ended December 31, 2017 and 2016:

Years ended	2017	2016
Stock-based Compensation
Research and development	$51,938	$60,538
General and administrative	74,769	138,278

Total stock-based compensation expense	$126,707	$198,816

The following table summarizes information relating to stock option activity under the Plans:

	Shares	Weighted Average Exercise Price
Outstanding at January 1, 2016	2,645,176	$0.08
Granted	178,000	0.09
Cancelled/forfeited	—	—
Exercised	(444,341)	0.09

Outstanding at December 31, 2016	2,378,835	0.08
Granted	1,711,012	0.23
Cancelled/forfeited	(140,537)	0.09
Exercised	(345,280)	0.07

Outstanding and expected to vest at December 31, 2017	3,604,030	$0.16

Weighted-average remaining contractual life of outstanding and expected to vest options	7.95

Weighted-average remaining contractual life of exercisable options	7.24

Aravive calculated the fair value of options issued in 2017 and 2016 using the Black-Scholes option-pricing model, with the following assumptions:

	2017	2016
Expected term (years)	5-10	5-10
Risk-free interest rate	1.98%-2.35%	1.54%-2.16%
Dividend yield	—	—
Volatility	52%-56%	51%-55%

The weighted-average grant-date fair value of options granted to employees and nonemployees under the Plans was approximately $0.14 and $0.04 per option share for the years ended December 31, 2017 and 2016, respectively. Such amount was determined using the Black-Scholes option-pricing model with one of the primary inputs being the fair market value of Aravive’s common stock. Aravive’s volatility used in the Black-Scholes model was determined by using a peer group of similar publicly traded companies for which historical information is available. For this model, a price of $0.23 and $0.09 per share was utilized by management as determination of the fair market value of Aravive’s common stock based upon independent valuation reports. At December 31, 2017, unrecognized stock option expense was approximately $103,000, which is expected to be recognized over the next four years. Proceeds from stock option exercises amounted to approximately $24,000 and $39,000 for the years ended December 31, 2017 and 2016, respectively.

Aravive Biologics, Inc.

Notes to Financial Statements

4.	Income taxes

As a result of net operating losses, Aravive has not recorded a provision for income taxes. Aravive’s deferred tax assets and liabilities consist of the following at December 31, 2017 and 2016:

	2017	2016
Deferred Tax Assets
Net operating loss carryforwards	$1,700,000	$1,068,000
Research and development credits	400,000	179,000
Amortization	565,000	995,000
Other	120,000	128,000

Totals	2,785,000	2,370,000
Valuation allowance	(2,785,000)	(2,370,000)

Net Deferred Tax Assets	$—	$—

In assessing the net carrying value of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. Among other items factored, management considers projected future taxable income and tax planning strategies in making the assessment. Due to uncertainty surrounding the realization of deferred tax benefits in the future, Aravive has recorded a full valuation allowance against its deferred tax assets as of December 31, 2017 and 2016.

For the year ended December 31, 2017, the valuation allowance increased by approximately $415,000 which included a $1,477,000 adjustment attributable to the rate change discussed below.

As of December 31, 2017, Aravive has federal net operating loss carryforwards of approximately $8.1 million. The Federal net operating loss carryforwards will begin to expire in 2031. Aravive’s ability to utilize net operating loss carryforwards may be limited in the event that a change in ownership, as defined in the Internal Revenue Code, occurs in the future. Aravive also has Federal and state research credit carryforwards of approximately $393,000 and $8,000 respectively. The Federal carryforwards begin to expire in 2030. The state carryforwards begin to expire in 2036.

On December 22, 2017, the U.S. government enacted tax legislation commonly referred to as the Tax Cuts and Jobs Act, or the 2017 Tax Act. The 2017 Tax Act significantly revises how U.S. taxes corporations. Aravive is currently evaluating provisions of the 2017 Tax Act, which among other things, lowers U.S. corporate income tax rate from 35% to 21% and moves toward a territorial tax system. As a result, Aravive recorded an adjustment to its deferred tax asset and a corresponding adjustment to its full valuation allowance. As Aravive does not have all of the necessary information to analyze all income tax effects of the 2017 Tax Act, Aravive will continue to evaluate tax reform and adjust the provisional amounts as additional information is obtained.

A reconciliation of Aravive’s effective tax rate and Federal statutory tax rate at December 31, 2017 and 2016 is as follows:

	2017	2016
Federal income taxes carryforwards	$(1,714,000)	$(318,000)
State income taxes	—	1,000
Impact of change in Federal income tax rates	1,477,000	—
Stock-based compensation	41,000	42,000
Valuation allowance	415,000	276,000
Research and development credits	(222,000)	(3,000)
Permanent items and other	3,000	2,000

Income tax expense	$—	$—

Aravive Biologics, Inc.

Notes to Financial Statements

5.	Commitments and contingencies

Leases

Aravive leases its primary facility and other facilities under an operating lease through December 31, 2018. However, Aravive can early terminate the lease by providing 60 days written notice. Rent expense amounted to approximately $65,000 and $2,000 during the years ended December 31, 2017 and 2016, respectively. The future minimum lease requirements under the lease for the year ended December 31, 2018 was $72,000.

Litigation

Aravive is involved in litigation and claims in the normal course of business. Aravive does not believe the resolution of any of these matters will have a significant effect on Aravive’s financial position, results of operations or cash flows.

Contract Services Obligations

Aravive has contract services obligations with third-party contractors that assist Aravive in conducting preclinical studies, clinical trials and the manufacturing of Aravive’s clinical trial materials. Such obligations are reimbursable expenses through the CPRIT Grant, subject to CPRIT’s matching fund requirement. As of December 31, 2017, Aravive’s contract services obligation was approximately $5.8 million. Subsequent to December 31, 2017, Aravive has paid approximately $3.8 million of the contract services obligations.

6.	Subsequent events

During the three months ended March 31, 2018, Aravive issued 1,809,956 shares of its Series A Preferred Stock at $2.21 per share. Proceeds from this transaction, net of offering expenses, totaled approximately $4.0 million.

On June 3, 2018, Aravive entered into a definitive agreement with Versartis, Inc. Versartis”) in which Aravive will merge with a wholly owned subsidiary of Versartis in an all-stock transaction, or the Transaction. The Transaction will result in a clinical stage company based in Houston, Texas, focused on the development of innovative oncology therapeutics. Following the proposed Transaction, Versartis and Aravive equity holders are each expected to own approximately 50 percent of the combined company.

The transaction has been unanimously approved by the boards of directors of both companies. The transaction is expected to close during the second half of 2018, subject to approval by the stockholders of both companies and the satisfaction or waiver of other customary closing conditions.

At the closing of the Transaction, all outstanding stock options held by Aravive executive officers, employees and directors are expected to be accelerated and fully vest in accordance with their terms upon the closing of the merger and (a) each outstanding share of common and Series A Preferred Stock of Aravive, will be converted into the right to receive approximately 2.29, or the Exchange Ratio, shares of Versartis common stock, subject to adjustment for any reverse stock split, (b) each outstanding in-the-money Aravive stock option, whether vested or unvested, that has not been exercised prior to the effective time of merger will be converted into a stock option to purchase approximately 2.29 shares of Versartis common stock for each share of Aravive common stock covered by such option and (c) all other outstanding Aravive stock options will be cancelled for no consideration.

Subsequent events have been evaluated through August 3, 2018, which is the date the financial statements were available to be issued.

Aravive Biologics, Inc.

Balance Sheets (Unaudited)

	March 31, 2018	December 31, 2017
Assets
Current assets:
Cash and cash equivalents	$9,516,289	$9,722,721
Receivables and prepaid expenses	52,134	153,328

Total current assets	9,568,423	9,876,049
Deposits	5,000	5,000

Total assets	$9,573,423	$9,881,049

Liabilities, Redeemable Convertible Preferred Stock and Stockholders’ Deficit
Current liabilities:
Accounts payable	$540,850	$3,207,367
Accrued expenses and other current liabilities	861,258	592,535
Deferred revenue	3,776,261	4,795,004

Total current liabilities	5,178,369	8,594,906
Contingent payables	663,501	663,501

Total liabilities	5,841,870	9,258,407

Commitments and contingencies (Note 4)
Redeemable convertible preferred stock:
Series A preferred stock, $0.0001 par value:
6,800,000 shares authorized; 5,141,771 and 3,331,815 shares issued and outstanding, respectively	11,272,016	7,322,016
Stockholders’ deficit:
Common stock, $0.0001 par value: 25,000,000 shares authorized; 9,356,450 shares issued and 8,359,040 shares outstanding	936	936
Treasury stock, 997,410 shares	(11,217)	(11,217)
Additional paid-in capital	5,361,217	5,350,660
Accumulated deficit	(12,891,399)	(12,039,753)

Total stockholders’ deficit	(7,540,463)	(6,699,374)

Total liabilities, redeemable convertible preferred stock and stockholders’ deficit	$9,573,423	$9,881,049

See accompanying notes to condensed financial statements.

Aravive Biologics, Inc.

Statements of Operations (Unaudited)

Three months ended March 31,	2018	2017
Grant revenue	$1,018,743	$2,188,436

Research and development	1,236,846	2,968,465
General and administrative	639,306	372,236

Total operating expenses	1,876,152	3,340,701
Loss from operations	(857,409)	(1,152,265)
Interest income, net	5,763	3,804

Net loss	$(851,646)	$(1,148,461)

See accompanying notes to condensed financial statements.

Aravive Biologics, Inc.

Statements of Redeemable Convertible Preferred Stock and Stockholders’  Deficit (Unaudited)

	Series A Preferred Stock		Common Stock		Treasury Stock		Additional Paid-in Capital	Accumulated Deficit	Total Stockholders’ Deficit
	Shares	Amount	Shares	Amount	Shares	Amount
Balance, at January 1, 2018	3,331,815	$7,322,016	9,356,450	$936	997,410	$(11,217)	$5,350,660	$(12,039,753)	(6,699,374)
Convertible preferred stock issuances, net	1,809,956	3,950,000	—	—	—	—	—	—	—
Stock based compensation	—	—	—	—	—	—	10,557	—	10,557
Net loss	—	—	—	—	—	—	—	(851,646)	(851,646)

Balance, at March 31, 2018	5,141,771	$11,272,016	9,356,450	$936	997,410	$(11,217)	$5,361,217	$(12,891,399)	$(7,540,463)

See accompanying notes to condensed financial statements.

Aravive Biologics, Inc.

Statements of Cash Flows (Unaudited)

Three months ended March 31,	2018	2017
Operating activities:
Net loss	$(851,646)	$(1,148,461)
Adjustments to reconcile net loss to net cash used in operating activities:
Stock based compensation	10,557	32,628
Changes in operating assets and liabilities:
Receivables and prepaid expenses	101,194	31,969
Accounts payable	(2,666,517)	(393,491)
Accrued expenses and other current liabilities	268,723	1,439,502
Deferred revenue	(1,018,743)	(2,188,436)

Net cash used in operating activities	(4,156,432)	(2,226,289)

Financing activity:
Proceeds from issuance of preferred stock, net	3,950,000	4,990,000

Net cash provided by financing activity	3,950,000	4,990,000

Net (decrease) increase in cash and cash equivalents	(206,432)	2,763,711
Cash and cash equivalents, beginning of period	9,722,721	4,776,431

Cash and cash equivalents, end of period	$9,516,289	$7,540,142

See accompanying notes to condensed financial statements.

Aravive Biologics, Inc.

Notes to Condensed Financial Statements (Unaudited)

1.	Business and summary of accounting policies

Business and Basis for Presentation

Aravive Biologics, Inc., or Aravive, is a clinical-stage biotechnology company focused on developing new therapies that target important survival pathways for both advanced solid tumors as well as hematologic malignancies Aravive’s primary therapeutic focus is the GAS6-AXL pathway, where AXL receptor signaling plays an important role in multiple types of malignancies by promoting metastasis, cancer cell survival, resistance to treatments, and immune suppression. Aravive’s technology originated in the laboratories of Dr. Amato Giaccia and his colleagues at Stanford University.

Aravive’s product candidates, Aravive-S6 (AVB-S6), are a set of novel, high-affinity, soluble Fc-fusion proteins designed to block the activation of the GAS6-AXL signaling pathway by intercepting the binding of GAS6 to its receptor AXL. Aravive has generated preclinical data for AVB-S6 proteins in both acute myeloid leukemia and certain advanced solid tumors including ovarian, renal, pancreatic, and breast cancers. Aravive’s current development program benefit from the availability of a complementary serum-based biomarker that it expects will help accelerate drug development and reduce risk by allowing Aravive to select a pharmacologically active dose, better monitoring of therapeutic responses and perhaps better selection of responder patient populations. In its recently completed Phase 1 clinical trial with its clinical product candidate, AVB-S6-500, Aravive established proof of mechanism by demonstrating full GAS6 neutralization at all doses tested. Importantly, the lead protein candidate had a favorable safety profile preclinically and in the first in human study. Aravive is poised to initiate its first Phase 1b/2 clinical trial in ovarian cancer in the second half of 2018.

In July 2016, Aravive was approved for a $20 million Product Development Award, or the CPRIT Grant, from the Cancer Prevention & Research Institute of Texas. The CPRIT Grant is expected to allow Aravive to develop the product candidates referenced above through clinical trials. The CPRIT Grant is effective as of June 1, 2016 and terminates on May 31, 2019. The CPRIT Grant is subject to customary CPRIT funding conditions including a matching funds requirement where Aravive will match 50% of funding from the CPRIT Grant. Consequently, Aravive is required to raise $10.0 million in matching funds over the three year project. As of March 31, 2018, Aravive has met the CPRIT funding requirement. As of March 31, 2018, Aravive has received $15.4 million from the CPRIT Grant.

The CPRIT Grant, as is customary for all CPRIT awards, contains a requirement that Aravive pay CPRIT a tiered royalty from low to mid- single digit percentages. Such royalty is reduced to less than 1% for a certain number of years after a mid-single digit multiple of the grant funds have been paid to CPRIT in royalties.

As consideration for the rights granted as part of a license agreement with Stanford University, Aravive is obligated to pay yearly license fees and milestone payments, and a royalty based on net sales of products covered by the patent-related rights. More specifically, Aravive is obligated to pay Stanford University (i) annual license payments (ii) milestone payments of up to an aggregate of $1,000,000 upon achievement of clinical and regulatory milestones, and (iii) royalties equal to a percentage (in the low single digits) of net sales of licensed products; provided that the annual license payments made will offset (and be credited against) any royalties due in such license year. In the event of a sublicense to a third party of any rights based on the patents that are solely owned by Stanford University, Aravive is obligated to pay royalties to Stanford University equal to a percentage of what Aravive would have been required to pay to Stanford University had it sold the products under sublicense itself. In addition, in such event Aravive is required to pay to Stanford University a percent of sublicensing income. In the event of a termination, Aravive will be obligated to pay all amounts that accrued prior to such termination.

Aravive Biologics, Inc.

Notes to Condensed Financial Statements (Unaudited)

The condensed financial statements do not include all information and notes necessary for a complete presentation of financial position, results of operations and cash flows in conformity with United States generally accepted accounting principles. In the opinion of the management, the accompanying unaudited condensed interim financial statements contain all adjustments, consisting of only normal recurring adjustments, necessary for a fair statement of its financial position as of March 31, 2018, and its results of operations for the three months ended March 31, 2018 and 2017, and cash flows for the three months ended March 31, 2018 and 2017. The condensed balance sheet as of December 31, 2017, was derived from audited annual financial statements but is not inclusive of all footnote disclosures from the annual financial statements. The results of operation for the interim period are not necessarily indicative of the results to be expected for any other interim period or for the entire fiscal year.

Aravive is based in Houston, Texas, where it relocated after receiving the CRPIT Grant in 2016.

Liquidity

Since inception, Aravive has devoted substantially all efforts to developing product candidates, which has included providing general and administrative support for these operations. Aravive has not generated any revenue from product sales and, to date, has funded operations through the CPRIT Grant and both equity and debt financings. Aravive has incurred net losses in each period since inception and, as of March 31, 2018, has an accumulated deficit of $12.9 million. Aravive incurred net losses of $0.9 million and $1.1 million in the periods ended March 31, 2018 and 2017, respectively. Aravive expects to continue to incur substantial losses in the future as Aravive conducts planned operating activities.

In addition, Aravive expects to incur substantial expenses as Aravive continues clinical trials and preclinical studies for, and research and development of, product candidates and maintain, expand and protect intellectual property portfolio. During the three months ended March 31, 2018, Aravive raised approximately $4.0 million, net of offering expenses, in a Series A Preferred Stock financing. Aravive believes that existing cash and cash equivalents along with CPRIT funding will be sufficient to fund operations through at least the next 12 months from the date the financial statements were available to be issued. Notwithstanding the availability of current liquidity, Aravive’s ability to fund its preclinical and clinical operations depends on its ability to raise additional capital through equity or debt financings and research collaborations and license agreements. However, additional funding may not be available when needed or on terms acceptable to us. If Aravive is unable to generate funding from one or more of these sources within a reasonable timeframe, Aravive may have to delay, reduce or terminate its research and development programs, preclinical or clinical trials, limit strategic opportunities or curtail its business activities.

Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Recently issued accounting pronouncements

In May 2014, the Financial Accounting Standards Board, or FASB, issued Accounting Standards Update, or ASU, No. 2014-09, Revenue from Contracts with Customers: (Topic 606). This ASU affects any entity that either enters into contracts with customers to transfer goods or services or enters into contracts for the transfer of nonfinancial assets unless those contracts are within the scope of other standards (e.g., insurance contracts or

Aravive Biologics, Inc.

Notes to Condensed Financial Statements (Unaudited)

lease contracts). This ASU will supersede the revenue recognition requirements in Topic 605, Revenue Recognition, and most industry-specific guidance. In addition, the existing requirements for the recognition of a gain or loss on the transfer of nonfinancial assets that are not in a contract with a customer (e.g., assets within the scope of Topic 360, Property, Plant, and Equipment, and intangible assets within the scope of Topic 350, Intangibles-Goodwill and Other) are amended to be consistent with the guidance on recognition and measurement (including the constraint on revenue) in this ASU. The core principle of the guidance is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The amendments in this ASU are effective for annual reporting periods beginning after December 15, 2018 for nonpublic entities. Aravive is currently evaluating the impact this ASU will have on its financial statements.

In February 2016, the FASB issued ASU 2016-02, Leases, or ASU 2016-02, which requires lessees to recognize the following for all leases (with the exception of short-term leases) at the commencement date: a lease liability, which is a lessee’s obligation to make lease payments arising from a lease, measured on a discounted basis and a right-of-use asset, which is an asset that represents the lessee’s right to use, or control the use of, a specified asset for the lease term. Certain targeted improvements were made to align, where necessary, lessor accounting with the lessee accounting model and Topic 606, Revenue from Contracts with Customers. ASU 2016-02 is effective for annual periods beginning after December 15, 2019 for nonpublic entities. Early application is permitted for all public business entities and all nonpublic business entities upon issuance. Lessees (for capital and operating leases) and lessors (for sales-type, direct financing, and operating leases) must apply a modified retrospective transition approach for leases existing at, or entered into after, the beginning of the earliest comparative period presented in the financial statements. The modified retrospective approach would not require any transition accounting for leases that expired before the earliest comparative period presented. Lessees and lessors may not apply a full retrospective transition approach. Aravive does not expect the adoption of this ASU to have a material impact on the financial statements.

In June 2018, the FASB issued ASU No. 2018-07, Compensation – Stock Compensation (Topic 718): Improvements to Employee Share-Based Payment Accounting, or ASU 2018-07. ASU 2018-07 simplifies the accounting for nonemployee share-based payment transactions. The amendments specify that Topic 718 applies to all share-based payment transactions in which a grantor acquires goods or services to be used or consumed in a grantor’s own operations by issuing share-based payment awards. The ASU is effective for annual reporting periods beginning after December 15, 2019 for nonpublic entities Early adoption is permitted, but no sooner than Aravive’s adoption date of Topic 606. The adoption of this guidance is not expected to have a material impact on the financial statements.

2.	Contingent payables

As part of a settlement with former creditors in 2014, Aravive agreed to make an initial 7.5% cash payment to the creditors with the remainder contingent on future milestone payments, or Contingent Payments, until full repayment of the payables is made. Contingent Payments are to be made from the proceeds received by Aravive from any future licensing transactions. The Contingent Payments will be distributed on a pro rata basis with other secured creditors and will be made from at least 10% of any proceeds from any future licensing transactions. The proceeds from any future licensing transactions will be held in an escrow account which will be administered by an independent third party. The creditors agree that the Initial payment and any Contingent Payments represents settlement in full of all outstanding obligations owed to the creditors by Aravive and released Aravive from all claims. Aravive accounted for these modifications as troubled debt restructurings and included the Contingent Payments in future undiscounted cash flows of the restructured payable. No gain was recognized as a result. As of March 31, 2018 and December 31, 2017 Aravive’s contingent payables balance was $663,501.

Aravive Biologics, Inc.

Notes to Condensed Financial Statements (Unaudited)

3.	Redeemable convertible preferred stock and stockholders’ deficit

Redeemable convertible preferred stock

Aravive’s certificate of incorporation allows the issuance of up to 8,500,000 shares of preferred stock, of which 6,800,000 shares have been designated Series A Preferred Stock. For the three months ended March 31, 2018, Aravive issued 1,809,956 shares of Series A Preferred Stock at $2.21 per share. Proceeds from this transaction, net of offering expenses, totaled $3,950,000.

Liquidation preference

In the event of any voluntary or involuntary liquidation, dissolution, winding up of Aravive or other deemed liquidation events, Series A stockholders shall be paid an amount equal to $2.21 per share, as adjusted to reflect any stock splits, stock dividends or other recapitalization. As of March 31, 2018 and December 31, 2017, the liquidation preference value on the Series A Preferred stock was approximately $11,363,000 and $7,363,000, respectively. In addition, after setting apart or paying any class or series of capital stock of Aravive ranking senior on liquidation to Aravive common stock, the holders of Aravive common stock shall be entitled to receive all remaining assets.

In the event that upon liquidation or dissolution or in deemed liquidation events, the assets and funds of Aravive are insufficient to permit the payment in full to all holders of the Series A Preferred Stock of the applicable Series A liquidation preference, subject to the rights of any series of Preferred Stock that may from time to time hereafter come into existence that is senior to, or pari passu with, the Series A Preferred Stock, on liquidation, then the entire assets of Aravive legally available for distribution shall be distributed, ratably amount the holders of Series A Preferred Stock in proportion to the applicable Series A liquidation preference that each such holder is otherwise entitled to receive.

The Series A preferred stock was classified as temporary equity in the accompanying balance sheets as of March 31, 2018 and December 31, 2017, as shares are subject to redemption upon the occurrence of uncertain events not solely within Aravive’s control. As of March 31, 2018 and December 31, 2017, the Series A preferred stock was not currently redeemable and it is not probable that they will become redeemable.

Dividends

The holders of Series A Preferred Stock shall not be entitled to receive any dividends in preference and priority to any payment of any dividend on Aravive common stock; provided, however, if any dividends shall be declared, paid or set apart on Aravive common stock, the holders of the Series A Preferred Stock shall participate fully in any such dividend distribution on an “as converted” basis had all the Series A Preferred Stock been converted into shares of Aravive common stock immediately prior to the record date for the dividend, or if no record date is fixed, the date as of which the record holders of Aravive common stock entitled to the dividend is to be determined.

Conversion

The holders of Series A Preferred Stock may at any time voluntarily convert each share into a number of fully paid shares of Aravive common stock determined by dividing the conversion price of $2.21 per share. Conversion is subject to proportional adjustment for certain dilutive issuances, stock splits, stock dividends and other recapitalization or reorganizations.

Aravive Biologics, Inc.

Notes to Condensed Financial Statements (Unaudited)

The shares of Series A Preferred Stock shall automatically be converted by Aravive into shares of Aravive common stock at the Series A conversion price of $2.21 per share upon the earlier of a public offering of shares of its Aravive common stock pursuant to a registration statement filed under the securities Act of 1933, as amended for gross proceeds of not less than $15 million (before deduction of underwriter’s commission and expenses) or the date specified by written consent or agreement of the holders of at least a majority of the then outstanding shares of Series A Preferred Stock.

Common stock

Aravive is required to reserve and keep available out of its authorized but unissued share of common stock such number of shares sufficient to effect the conversion of all outstanding shares of preferred stock, plus shares granted and available for grant under Aravive’s stock option plans.

Stock based compensation

The following table summarizes the stock compensation expense for the three months ended March 31, 2018 and 2017:

Three months ended March 31,	2018	2017
Stock-based Compensation
Research and development	$7,062	$9,206
General and administrative	3,495	23,422

Total stock-based compensation expense	$10,557	$32,628

As of March 31, 2018, total unrecognized estimated compensation cost related to non-vested stock options was approximately $141,000, which is expected to be recognized over the next four years.

Aravive granted stock options to purchase 276,250 shares of Aravive’s common stock during the three months ended March 31, 2018. No options were granted during the three months ended March 31, 2017. These stock options generally vest each month over a four-year period. The estimated fair value of each stock option granted was determined on the date of grant using the Black-Scholes option-pricing model, with the following assumptions:

2018
Expected term (years)	6.25-10
Risk-free interest rate	2.82%-2.89%
Dividend yield	—
Volatility	51%-54%

4.	Commitments and contingencies

Litigation

Aravive is involved in litigation and claims in the normal course of business. Aravive does not believe the resolution of any of these matters will have a significant effect on Aravive’s financial position, results of operations or cash flows.

Aravive Biologics, Inc.

Notes to Condensed Financial Statements (Unaudited)

Contract Services Obligations

Aravive has contract services obligations with third-party contractors that assist Aravive in conducting preclinical studies, clinical trials and the manufacturing of Aravive’s clinical trial materials. Such obligations are reimbursable expenses through the CPRIT Grant, subject to CPRIT’s matching fund requirement. As of March 31, 2018, Aravive’s remaining contract services obligation was approximately $5.3 million. Subsequent to March 31, 2018, Aravive has paid approximately $0.6 million of the remaining contract services obligations.

5.	Subsequent events

On June 3, 2018, Aravive entered into a definitive agreement with Versartis, Inc., or Versartis, in which Aravive will merge with a wholly owned subsidiary of Versartis in an all-stock transaction, or the Transaction. The Transaction will result in a clinical stage company based in Houston, Texas, focused on the development of innovative oncology therapeutics. Following the proposed Transaction, Versartis and Aravive equity holders are each expected to own approximately 50 percent of the combined company.

The transaction has been unanimously approved by the boards of directors of both companies. The transaction is expected to close during the second half of 2018, subject to approval by the stockholders of both companies and the satisfaction or waiver of other customary closing conditions.

At the closing of the Transaction, all outstanding stock options held by Aravive executive officers, employees and directors are expected to be accelerated and fully vest in accordance with their terms upon the closing of the merger and (a) each outstanding share of common and Series A preferred stock of Aravive, will be converted into the right to receive approximately 2.29, or the Exchange Ratio, shares of Versartis common stock, subject to adjustment for any reverse stock split, (b) each outstanding in-the-money Aravive stock option, whether vested or unvested, that has not been exercised prior to the effective time of merger will be converted into a stock option to purchase approximately 2.29 shares of Versartis common stock for each share of Aravive common stock covered by such option and (c) all other outstanding Aravive stock options will be cancelled for no consideration.

Subsequent events have been evaluated through August 3, 2018, which is the date the financial statements were available to be issued.

Annex A

Agreement and Plan of Merger and Reorganization

EXECUTION VERSION

AGREEMENT AND PLAN OF MERGER

AND REORGANIZATION

among:

VERSARTIS, INC.,

a Delaware corporation;

VELO MERGER SUB, INC.

a Delaware corporation; and

ARAVIVE BIOLOGICS, INC.,

a Delaware corporation

Dated as of June 3, 2018

A-i

(continued)

A-ii

(continued)

A-iii

Schedules:

Schedule A	Parent Collar Range

Exhibits:

Exhibit A	Definitions
Exhibit B	Form of Company Stockholder Support Agreement
Exhibit C	Form of Parent Stockholder Support Agreement
Exhibit D	Form of Lock-Up Agreement
Exhibit E	Post-Closing Directors and Officers

A-iv

AGREEMENT AND PLAN OF MERGER AND REORGANIZATION

THIS AGREEMENT AND PLAN OF MERGER AND REORGANIZATION (this “Agreement”) is made and entered into as of June 3, 2018, by and among VERSARTIS, INC., a Delaware corporation (“Parent”), VELO MERGER SUB, INC., a Delaware corporation and wholly owned subsidiary of Parent (“Merger Sub”), and ARAVIVE BIOLOGICS, INC., a Delaware corporation (the “Company”). Certain capitalized terms used in this Agreement are defined in Exhibit A.

RECITALS

A. Parent and the Company intend to effect a merger of Merger Sub with and into the Company (the “Merger”) in accordance with this Agreement and the DGCL. Upon consummation of the Merger, Merger Sub will cease to exist and the Company will become a wholly owned subsidiary of Parent.

B. The Parties intend that the Merger qualify as a “reorganization” within the meaning of Section 368(a) of the Code, and by executing this Agreement, the Parties intend to adopt a plan of reorganization within the meaning of Treasury Regulations Sections 1.368-2(g) and 1.368-3.

C. The Parent Board has (i) determined that the Contemplated Transactions are fair to, advisable and in the best interests of Parent and its stockholders, (ii) approved and declared advisable this Agreement and the Contemplated Transactions, including the issuance of shares of Parent Common Stock to the stockholders of the Company pursuant to the terms of this Agreement and (iii) determined to recommend, upon the terms and subject to the conditions set forth in this Agreement, that the stockholders of Parent vote to approve the issuance of shares of Parent Common Stock to the stockholders of the Company pursuant to the terms of this Agreement.

D. The Merger Sub Board has (i) determined that the Contemplated Transactions are fair to, advisable, and in the best interests of Merger Sub and its sole stockholder, (ii) approved and declared advisable this Agreement and the Contemplated Transactions and (iii) determined to recommend, upon the terms and subject to the conditions set forth in this Agreement, that the stockholder of Merger Sub vote to adopt this Agreement and thereby approve the Contemplated Transactions.

E. The Company Board has (i) determined that the Contemplated Transactions are fair to, advisable and in the best interests of the Company and its stockholders, (ii) approved and declared advisable this Agreement and the Contemplated Transactions and (iii) determined to recommend, upon the terms and subject to the conditions set forth in this Agreement, that the stockholders of the Company vote to adopt this Agreement and thereby approve the Contemplated Transactions.

F. Concurrently with the execution and delivery of this Agreement and as a condition and inducement to Parent’s willingness to enter into this Agreement, the officers, directors and stockholders of the Company listed on Section A of the Company Disclosure Schedule (solely in their capacity as stockholders of the Company) are executing support agreements in favor of Parent in substantially the form attached hereto as Exhibit B (the “Company Stockholder Support Agreement”), pursuant to which such Persons have, subject to the terms and conditions set forth therein and herein, agreed to vote all of their shares of Company Capital Stock in favor of the adoption of this Agreement and thereby approve the Contemplated Transactions and against any competing proposals.

G. Concurrently with the execution and delivery of this Agreement and as a condition and inducement to the Company’s willingness to enter into this Agreement, the officers, directors and stockholders of Parent listed on Section A of the Company Disclosure Schedule (solely in their capacity as stockholders of Parent) are executing support agreements in favor of the Company in substantially the form attached hereto as Exhibit C (the “Parent Stockholder Support Agreement”), pursuant to which such Persons have, subject to the terms and conditions set forth therein and herein, agreed to vote all of their shares of Parent Common Stock in favor of the adoption of this Agreement and thereby approve the Contemplated Transactions and against any competing proposals.

H. Concurrently with the execution and delivery of this Agreement and as an inducement of each of Parent’s and the Company’s willingness to enter into this Agreement, the Parent Lock-Up Signatories, the Company Lock-Up Signatories, and each executive officer and director who is elected or appointed, as applicable, as an executive officer and director of Parent as of immediately following the Closing, are each executing a lock-up agreement in substantially the form attached hereto as Exhibit D (the “Lock-Up Agreement”).

I. It is expected that on the date that Parent holds the Parent Stockholders’ Meeting, the holders of shares of Company Capital Stock sufficient to adopt and approve this Agreement and the Merger as required under the DGCL and the Company’s certificate of incorporation and bylaws will execute and deliver an action by written consent adopting this Agreement in a form reasonably acceptable to Parent, in order to obtain the Required Company Stockholder Vote (each, a “Company Stockholder Written Consent” and collectively, the “Company Stockholder Written Consents”).

AGREEMENT

The Parties, intending to be legally bound, agree as follows:

Section 1. DESCRIPTION OF TRANSACTION

1.1. The Merger. Upon the terms and subject to the conditions set forth in this Agreement, at the Effective Time, Merger Sub shall be merged with and into the Company, and the separate existence of Merger Sub shall cease. The Company will continue as the surviving corporation in the Merger (the “Surviving Corporation”).

1.2. Effects of the Merger. The Merger shall have the effects set forth in this Agreement, the Certificate of Merger and in the applicable provisions of the DGCL. As a result of the Merger, the Company will become a wholly owned subsidiary of Parent.

1.3. Closing; Effective Time. Unless this Agreement is earlier terminated pursuant to the provisions of Section 9.1, and subject to the satisfaction or waiver of the conditions set forth in Sections 6, 7 and 8, the consummation of the Merger (the “Closing”) shall take place remotely as promptly as practicable (but in no event later than the second Business Day following the satisfaction or waiver of the last to be satisfied or waived of the conditions set forth in Sections 6, 7 and 8, other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver of each of such conditions), or at such other time, date and place as Parent and the Company may mutually agree in writing. The date on which the Closing actually takes place is referred to as the “Closing Date.” At the Closing, the Parties shall cause the Merger to be consummated by executing and filing with the Secretary of State of the State of Delaware a certificate of merger with respect to the Merger, satisfying the applicable requirements of the DGCL and in a form reasonably acceptable to Parent and the Company (the “Certificate of Merger”). The Merger shall become effective at the time of the filing of such Certificate of Merger with the Secretary of State of the State of Delaware or at such later time as may be specified in such Certificate of Merger with the consent of Parent and the Company (the time as of which the Merger becomes effective being referred to as the “Effective Time”).

1.4. Certificate of Incorporation and Bylaws; Directors and Officers. At the Effective Time:

(a) the certificate of incorporation of the Surviving Corporation shall be amended and restated in its entirety to read identically to the certificate of incorporation of Merger Sub as in effect immediately prior to the Effective Time, until thereafter amended as provided by the DGCL and such certificate of incorporation;

(b) the certificate of incorporation of Parent shall be identical to the certificate of incorporation of Parent immediately prior to the Effective Time, until thereafter amended as provided by the DGCL and such certificate of incorporation;

(c) the bylaws of the Surviving Corporation shall be identical to the bylaws of Merger Sub as in effect immediately prior to the Effective Time, until thereafter amended as provided by the DGCL and such bylaws;

(d) the directors and officers of Parent, each to hold office in accordance with the certificate of incorporation and bylaws of Parent, shall be as set forth in Section 5.14; and

(e) the directors and officers of the Surviving Corporation, each to hold office in accordance with the certificate of incorporation and bylaws of the Surviving Corporation, shall be the directors and officers of Parent as set forth in Section 5.14, after giving effect to the provisions of Section 5.14, or such other persons as shall be mutually agreed upon by Parent and the Company.

1.5. Conversion of Shares.

(a) At the Effective Time, by virtue of the Merger and without any further action on the part of Parent, Merger Sub, the Company or any stockholder of the Company or Parent:

(i) any shares of Company Capital Stock held as treasury stock or held or owned by the Company or Merger Sub, or any Subsidiary of the Company immediately prior to the Effective Time shall be canceled and retired and shall cease to exist, and no consideration shall be delivered in exchange therefor; and

(ii) subject to Section 1.5(c), each share of Company Capital Stock outstanding immediately prior to the Effective Time (excluding shares to be canceled pursuant to Section 1.5(a)(i) and excluding Dissenting Shares) shall be automatically converted solely into the right to receive a number of shares of Parent Common Stock equal to the Exchange Ratio (the “Merger Consideration”).

(b) If any shares of Company Capital Stock outstanding immediately prior to the Effective Time are unvested or are subject to a repurchase option or a risk of forfeiture under any applicable restricted stock purchase agreement or other similar agreement with the Company, then the shares of Parent Common Stock issued in exchange for such shares of Company Capital Stock will to the same extent be unvested and subject to the same repurchase option or risk of forfeiture, and such shares of Parent Common Stock shall accordingly be marked with appropriate legends.

(c) No fractional shares of Parent Common Stock shall be issued in connection with the Merger, and no certificates or scrip for any such fractional shares shall be issued. Any holder of Company Capital Stock who would otherwise be entitled to receive a fraction of a share of Parent Common Stock (after aggregating all fractional shares of Parent Common Stock issuable to such holder) shall, in lieu of such fraction of a share and upon surrender by such holder of a letter of transmittal in accordance with Section 1.7 and any accompanying documents as required therein, be paid in cash the dollar amount (rounded to the nearest whole cent), without interest, determined by multiplying such fraction by the Parent Closing Price.

(d) All Company Options outstanding immediately prior to the Effective Time under the Company Plans shall be treated in accordance with Section 5.5.

(e) Each share of common stock, $0.0001 par value per share, of Merger Sub issued and outstanding immediately prior to the Effective Time shall be converted into and exchanged for one validly issued, fully paid and nonassessable share of common stock, $0.0001 par value per share, of the Surviving Corporation. Each stock certificate of Merger Sub evidencing ownership of any such shares shall, as of the Effective Time, evidence ownership of such shares of common stock of the Surviving Corporation.

(f) If, between the date of this Agreement and the Effective Time, the outstanding shares of Company Capital Stock or Parent Common Stock shall have been changed into, or exchanged for, a different number of shares or a different class, by reason of any stock dividend, subdivision, reclassification, recapitalization, split, combination or exchange of shares or other like change, the Exchange Ratio shall, to the extent necessary, be equitably adjusted to reflect such change to the extent necessary to provide the holders of Company Capital Stock and Parent Common Stock with the same economic effect as contemplated by this Agreement prior to such stock dividend, subdivision, reclassification, recapitalization, split, combination or exchange of shares or other like change; provided, however, that nothing herein will be construed to permit the Company or Parent to take any action with respect to Company Capital Stock or Parent Common Stock, respectively, that is prohibited or not expressly permitted by the terms of this Agreement.

1.6. Closing of the Company’s Transfer Books. At the Effective Time: (a) all shares of Company Capital Stock outstanding immediately prior to the Effective Time shall be treated in accordance with Section 1.5(a), and all holders of certificates representing shares of Company Capital Stock that were outstanding immediately prior to the Effective Time shall cease to have any rights as stockholders of the Company; and (b) the stock transfer books of the Company shall be closed with respect to all shares of Company Capital Stock outstanding immediately prior to the Effective Time. No further transfer of any such shares of Company Capital Stock shall be made on such stock transfer books after the Effective Time. If, after the Effective Time, a valid certificate previously representing any shares of Company Capital Stock outstanding immediately prior to the Effective Time (a “Company Stock Certificate”) is presented to the Exchange Agent or to the Surviving Corporation, such Company Stock Certificate shall be canceled and shall be exchanged as provided in Sections 1.5 and 1.7.

1.7. Surrender of Certificates.

(a) On or prior to the Closing Date, Parent and the Company shall agree upon and select a reputable bank, transfer agent or trust company to act as exchange agent in the Merger (the “Exchange Agent”). At the Effective Time, Parent shall deposit with the Exchange Agent: (i) certificates or evidence of book-entry shares representing the Parent Common Stock issuable pursuant to Section 1.5(a) and (ii) cash sufficient to make payments in lieu of fractional shares in accordance with Section 1.5(c). The Parent Common Stock and cash amounts so deposited with the Exchange Agent, together with any dividends or distributions received by the Exchange Agent with respect to such shares, are referred to collectively as the “Exchange Fund.”

(b) Promptly after the Effective Time, the Parties shall cause the Exchange Agent to mail to the Persons who were record holders of shares of Company Capital Stock that were converted into the right to receive the Merger Consideration: (i) a letter of transmittal in customary form and containing such provisions as Parent may reasonably specify (including a provision confirming that delivery of Company Stock Certificates shall be effected, and risk of loss and title to Company Stock Certificates shall pass, only upon proper delivery of such Company Stock Certificates to the Exchange Agent); and (ii) instructions for effecting the surrender of Company Stock Certificates in exchange for shares of Parent Common Stock. Upon surrender of a Company Stock Certificate to the Exchange Agent for exchange, together with a duly executed letter of transmittal and such other documents as may be reasonably required by the Exchange Agent or Parent: (A) the holder of such Company Stock Certificate shall be entitled to receive in exchange therefor a certificate or certificates or book-entry shares representing the Merger Consideration (in a number of whole shares of Parent Common Stock) that such holder has the right to receive pursuant to the provisions of Section 1.5(a) (and cash in lieu of any fractional share of Parent Common Stock pursuant to the provisions of Section 1.5(c)); and (B) the Company Stock Certificate so surrendered shall be canceled. Until surrendered as contemplated by this Section 1.7(b), each Company Stock Certificate shall be deemed, from and after the Effective Time, to represent only the right to receive a certificate or certificates or book-entry shares of Parent Common Stock representing the Merger Consideration (and cash in lieu of any fractional share of Parent Common Stock). If any Company Stock Certificate shall have been lost, stolen or destroyed, Parent may, in its discretion and as a condition precedent to the delivery of any shares of Parent Common Stock, require the owner of such lost, stolen or destroyed Company Stock Certificate to provide an applicable affidavit with respect to such Company Stock Certificate that includes an obligation of such owner to indemnify Parent against any claim suffered by Parent related to the lost, stolen or destroyed Company Stock Certificate or any Parent Common Stock issued in exchange therefor and any other information that Parent may reasonably request. In the event of a transfer of ownership of a Company Stock Certificate that is not registered in the transfer records of the Company, payment of the Merger Consideration may be made to a Person other than the Person in whose name such Company Stock Certificate so surrendered is registered if such Company Stock Certificate shall be properly endorsed or otherwise be in proper form for transfer and the Person requesting such payment shall pay any transfer or other Taxes required by reason of the transfer or establish to the reasonable satisfaction of Parent that such Taxes have been paid or are not applicable. The Merger Consideration and any dividends or other distributions as are payable pursuant to Section 1.7(c) shall be deemed to have been in full satisfaction of all rights pertaining to Company Capital Stock formerly represented by such Company Stock Certificates.

(c) No dividends or other distributions declared or made with respect to Parent Common Stock with a record date on or after the Effective Time shall be paid to the holder of any unsurrendered Company Stock Certificate with respect to the shares of Parent Common Stock that such holder has the right to receive in the Merger until such holder surrenders such Company Stock Certificate or provides an affidavit of loss or destruction in lieu thereof in accordance with this Section 1.7 (at which time (or, if later, on the applicable payment date) such holder shall be entitled, subject to the effect of applicable abandoned property, escheat or similar Laws, to receive all such dividends and distributions, without interest).

(d) Any portion of the Exchange Fund that remains undistributed to holders of Company Stock Certificates as of the date that is one year after the Closing Date shall be delivered to Parent upon demand, and any holders of Company Stock Certificates who have not theretofore surrendered their Company Stock Certificates in accordance with this Section 1.7 shall thereafter look only to Parent for satisfaction of their claims for Parent Common Stock, cash in lieu of fractional shares of Parent Common Stock and any dividends or distributions with respect to shares of Parent Common Stock.

(e) Each of the Exchange Agent, Parent and the Surviving Corporation shall be entitled to deduct and withhold from any consideration deliverable pursuant to this Agreement to any holder of any Company Stock Certificate such amounts as are required to be deducted or withheld from such consideration under the Code or under any other applicable Law. To the extent such amounts are so deducted or withheld, and remitted to the appropriate taxing authority, such amounts shall be treated for all purposes under this Agreement as having been paid to the Person to whom such amounts would otherwise have been paid.

(f) No party to this Agreement shall be liable to any holder of any Company Stock Certificate or to any other Person with respect to any shares of Parent Common Stock (or dividends or distributions with respect thereto) or for any cash amounts delivered to any public official pursuant to any applicable abandoned property Law, escheat Law or similar Law.

1.8. Appraisal Rights.

(a) Notwithstanding any provision of this Agreement to the contrary, shares of Company Capital Stock that are outstanding immediately prior to the Effective Time and which are held by stockholders who have exercised and perfected appraisal rights for such shares of Company Capital Stock in accordance with the DGCL (collectively, the “Dissenting Shares”) shall not be converted into or represent the right to receive the Merger Consideration described in Section 1.5 attributable to such Dissenting Shares. Such stockholders shall be entitled to receive payment of the appraised value of such shares of Company Capital Stock held by them in accordance with the DGCL, unless and until such stockholders fail to perfect or effectively withdraw or otherwise lose their appraisal rights under the DGCL. All Dissenting Shares held by stockholders who shall have failed to perfect or shall have effectively withdrawn or lost their right to appraisal of such shares of Company Capital Stock under the DGCL (whether occurring before, at or after the Effective Time) shall thereupon be deemed to be converted into and to have become exchangeable for, as of the Effective Time, the right to receive the Merger Consideration, without interest, attributable to such Dissenting Shares upon their surrender in the manner provided in Sections 1.5 and 1.7.

(b) The Company shall give Parent prompt written notice of any demands by dissenting stockholders received by the Company, withdrawals of such demands and any other instruments served on the Company and any material correspondence received by the Company in connection with such demands, and Parent shall have the right to direct all negotiations and proceedings with respect to such demands; provided that the Company shall have the right to participate in such negotiations and proceedings. The Company shall not, except with Parent’s prior written consent, voluntarily make any payment with respect to, or settle or offer to settle, any such demands, or approve any withdrawal of any such demands or agree to do any of the foregoing.

1.9. Further Action. If, at any time after the Effective Time, any further action is determined by the Surviving Corporation to be necessary or desirable to carry out the purposes of this Agreement or to vest the Surviving Corporation with full right, title and possession of and to all rights and property of the Company, then the officers and directors of the Surviving Corporation shall be fully authorized, and shall use their and its commercially reasonable efforts (in the name of the Company, in the name of Merger Sub, in the name of the Surviving Corporation and otherwise) to take such action.

Section 2. REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Subject to Section 10.13(i), except as set forth in the disclosure schedule delivered by the Company to Parent (the “Company Disclosure Schedule”), the Company represents and warrants to Parent and Merger Sub as follows:

2.1. Due Organization; Subsidiaries.

(a) Each of the Company and its Subsidiaries is a corporation or other legal entity duly incorporated or otherwise organized, validly existing and in good standing under the Laws of the jurisdiction of its incorporation or organization and has all necessary power and authority: (i) to conduct its business in the manner in which its business is currently being conducted; (ii) to own or lease and use its property and assets in the manner in which its property and assets are currently owned or leased and used; and (iii) to perform its obligations under all Contracts by which it is bound.

(b) Each of the Company and its Subsidiaries is duly licensed and qualified to do business, and is in good standing (to the extent applicable in such jurisdiction), under the Laws of all jurisdictions where the nature of its business requires such licensing or qualification other than in jurisdictions where the failure to be so qualified individually or in the aggregate would not be reasonably expected to have a Company Material Adverse Effect.

(c) The Company has no Subsidiaries, except for the Entities identified in Section 2.1(c) of the Company Disclosure Schedule; and neither the Company nor any of the Entities identified in Section 2.1(c) of the Company Disclosure Schedule owns any capital stock of, or any equity, ownership or profit sharing interest of any nature in, or controls directly or indirectly, any other Entity other than the Entities identified in Section 2.1(c) of the Company Disclosure Schedule. Neither the Company nor any of its Subsidiaries is or has otherwise been, directly or indirectly, a party to, member of or participant in any partnership, joint venture or similar business entity. Neither the Company nor any of its Subsidiaries has agreed or is obligated to make, or is bound by any Contract under which it may become obligated to make, any future investment in or capital contribution to any other Entity. Neither the Company nor any of its Subsidiaries has, at any time, been a general partner of, or has otherwise been liable for any of the debts or other obligations of, any general partnership, limited partnership or other Entity.

2.2. Organizational Documents. The Company has delivered to Parent accurate and complete copies of the Organizational Documents of the Company and each of its Subsidiaries in effect as of the date of this Agreement. Neither the Company nor any of its Subsidiaries is in material breach or violation of its Organizational Documents.

2.3. Authority; Binding Nature of Agreement. The Company and each of its Subsidiaries have all necessary corporate power and authority to enter into and to perform its obligations under this Agreement and to consummate the Contemplated Transactions. The Company Board has (i) determined that the Contemplated Transactions are fair to, advisable and in the best interests of the Company and its stockholders, (ii) approved and declared advisable this Agreement and the Contemplated Transactions and (iii) determined to recommend, upon the terms and subject to the conditions set forth in this Agreement, that the stockholders of the Company vote to adopt this Agreement and thereby approve the Contemplated Transactions.

This Agreement has been duly executed and delivered by the Company and assuming the due authorization, execution and delivery by Parent and Merger Sub, constitutes the legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, subject to the Enforceability Exceptions. Prior to the execution of the Company Stockholder Support Agreements, the Company Board approved the Company Stockholder Support Agreements and the transactions contemplated thereby.

2.4. Vote Required. The affirmative vote (or written consent) of (a) the holders of a majority of the shares of Company Common Stock and Company Preferred Stock each outstanding on the record date for the Company Stockholder Written Consent and entitled to vote thereon, voting together as a single class, (b) the holders of a majority of the shares of Company Preferred Stock outstanding on the record date for the Company Stockholder Written Consent and entitled to vote thereon, voting as a separate class and (c) the holders of a majority of the shares of Company Common Stock on the record date for the Company Stockholder Written Consent and entitled to vote thereon, voting as a separate class (collectively, the “Required Company Stockholder Vote”), is the only vote (or written consent) of the holders of any class or series of Company Capital Stock necessary to adopt and approve this Agreement and approve the Contemplated Transactions.

2.5. Non-Contravention; Consents. Subject to obtaining the Required Company Stockholder Vote and the filing of the Certificate of Merger required by the DGCL, neither (x) the execution, delivery or performance of this Agreement by the Company, nor (y) the consummation of the Contemplated Transactions, will directly or indirectly (with or without notice or lapse of time):

(a) contravene, conflict with or result in a violation of any of the provisions of the Company’s Organizational Documents;

(b) contravene, conflict with or result in a violation of, or give any Governmental Body or other Person the right to challenge the Contemplated Transactions or to exercise any remedy or obtain any relief under, any Law or any order, writ, injunction, judgment or decree to which the Company or its Subsidiaries, or any of the assets owned or used by the Company or its Subsidiaries, is subject, except as would not reasonably be expected to be material to the Company or its business;

(c) contravene, conflict with or result in a violation of any of the terms or requirements of, or give any Governmental Body the right to revoke, withdraw, suspend, cancel, terminate or modify, any Governmental Authorization that is held by the Company or its Subsidiaries, except as would not reasonably be expected to be material to the Company or its business;

(d) contravene, conflict with or result in a violation or breach of, or result in a default under, any provision of any Company Material Contract, or give any Person the right to: (i) declare a default or exercise any remedy under any Company Material Contract; (ii) any material payment, rebate, chargeback, penalty or change in delivery schedule under any Company Material Contract; (iii) accelerate the maturity or performance of any Company Material Contract; or (iv) cancel, terminate or modify any term of any Company Material Contract, except in the case of any non-material breach, default, penalty or modification; or

(e) result in the imposition or creation of any Encumbrance upon or with respect to any asset owned or used by the Company or its Subsidiaries (except for Permitted Encumbrances).

Except for (i) any Consent set forth on Section 2.5 of the Company Disclosure Schedule under any Company Contract, (ii) the Required Company Stockholder Vote, (iii) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware pursuant to the DGCL, and (iv) such consents, waivers, approvals, orders, authorizations, registrations, declarations and filings as may be required under applicable federal and state securities Laws, neither the Company nor any of its Subsidiaries is or will be required to make any filing with or give any notice to, or to obtain any Consent from, any Person in connection with (x) the execution, delivery or performance of this Agreement, or (y) the consummation of the Contemplated Transactions, which if individually or in the aggregate were not given or obtained, would reasonably be expected to prevent or materially delay the ability of the Company to consummate the Contemplated Transactions. The Company Board has taken and will take all actions necessary to ensure that the restrictions applicable to business combinations contained in Section 203 of the DGCL are, and will be, inapplicable to the execution, delivery and performance of this Agreement and the Company Stockholder Support Agreements and to the consummation of the Contemplated Transactions. No other state takeover statute or similar Law applies or purports to apply to the Merger, this Agreement, the Company Stockholder Support Agreements or any of the Contemplated Transactions.

2.6. Capitalization.

(a) The authorized Company Capital Stock as of the date of this Agreement consists of (i) 25,000,000 shares of Company Common Stock, par value $0.0001 per share, of which 8,359,039 shares have been issued and are outstanding as of the date of this Agreement, and (ii) 8,500,000 shares of preferred stock, par value $0.0001, of which 6,800,000 shares are designated Series A Preferred Stock, of which 5,141,771 have been issued and are outstanding as of the date of this Agreement. The Company does not hold any shares of its capital stock in its treasury.

(b) All of the outstanding shares of Company Common Stock and Company Preferred Stock have been duly authorized and validly issued, and are fully paid and nonassessable. Except as set forth in the Investor Agreements or Section 2.6 of the Company Disclosure Schedule, none of the outstanding shares of Company Common Stock or Company Preferred Stock is entitled or subject to any preemptive right, right of participation, right of maintenance or any similar right and none of the outstanding shares of Company Common Stock or Company Preferred Stock is subject to any right of first refusal in favor of the Company. Except as contemplated herein and in the Investor Agreements, there is no Company Contract relating to the voting or registration of, or restricting any Person from purchasing, selling, pledging or otherwise disposing of (or granting any option or similar right with respect to), any shares of Company Common Stock or Company Preferred Stock. The Company is not under any obligation, nor is it bound by any Contract pursuant to which it may become obligated, to repurchase, redeem or otherwise acquire any outstanding shares of Company Common Stock or other securities. Section 2.6(b) of the Company Disclosure Schedule accurately and completely lists all repurchase rights held by the Company with respect to shares of Company Common Stock (including shares issued pursuant to the exercise of stock options) and specifies which of those repurchase rights are currently exercisable. Each share of Company Preferred Stock is convertible into one share of Company Common Stock.

(c) Except for 2010 and 2017 Equity Incentive Plans (the “Company Plans”), the Company does not have any stock option plan or any other plan, program, agreement or arrangement providing for any equity-based compensation for any Person. As of the date of this Agreement, the Company has reserved 6,367,100 shares of Company Common Stock for issuance under the Company Plans, of which 3,145,591 shares have been issued and are currently outstanding, 3,145,591 have been reserved for issuance upon exercise of Company Options granted under the Company Plans, and 1,800,933 shares of Company Common Stock remain available for future issuance pursuant to the Company Plans. Section 2.6(c) of the Company Disclosure Schedule sets forth the following information with respect to each Company Option outstanding as of the date of this Agreement: (i) the name of the optionee; (ii) the number of shares of Company Common Stock subject to such Company Option at the time of grant; (iii) the number of shares of Company Common Stock subject to such Company Option as of the date of this Agreement; (iv) the exercise price of such Company Option; (v) the date on which such Company Option was granted; and (vi) the date on which such Company Option expires. The Company has made available to Parent an accurate and complete copy of the Company Plans and all stock option agreements evidencing outstanding options granted thereunder. Vesting of all Company Options will accelerate in connection with the closing of the Contemplated Transactions.

(d) Except for the Company Options set forth on Section 2.6(c) of the Company Disclosure Schedule, there is no: (i) outstanding subscription, option, call, warrant or right (whether or not currently exercisable) to acquire any shares of the capital stock or other securities of the Company or any of its Subsidiaries; (ii) outstanding security, instrument or obligation that is or may become convertible into or exchangeable for any shares of the capital stock or other securities of the Company or any of its Subsidiaries; or (iii) condition or circumstance that is reasonably likely to give rise to or provide a basis for the assertion of a claim by any Person to the effect that such Person is entitled to acquire or receive any shares of capital stock or other securities of the Company or any of its Subsidiaries. There are no outstanding or authorized stock appreciation, phantom stock, profit participation or other similar rights with respect to the Company or any of its Subsidiaries.

(e) All outstanding shares of Company Common Stock, Company Preferred Stock, Company Options and other securities of the Company have been issued and granted in material compliance with (i) all applicable securities Laws and other applicable Law, and (ii) all requirements set forth in applicable Contracts.

2.7. Financial Statements.

(a) Concurrently with the execution hereof, the Company has provided to Parent true and complete copies of the Company’s unaudited consolidated balance sheets at December 31, 2017 and 2016, together with related unaudited consolidated statements of income, stockholders’ equity and cash flows, and notes thereto, of the Company for the fiscal years then ended (collectively, the “Company Financials”). The Company Financials were prepared in accordance with GAAP (except as may be indicated in the notes to such financial statements and except that the unaudited financial statements may not contain footnotes and are subject to normal and recurring year-end adjustments, none of which are material) and fairly present, in all material respects, the financial position and operating results of the Company and its consolidated Subsidiaries as of the dates and for the periods indicated therein.

(b) To the Knowledge of the Company, each of the Company and its Subsidiaries maintains accurate books and records reflecting their assets and liabilities and maintains a system of internal accounting controls designed to provide reasonable assurance that: (i) transactions are executed in accordance with management’s general or specific authorizations; (ii) transactions are recorded as necessary to permit preparation of the financial statements of the Company and its Subsidiaries and to maintain accountability of the Company’s and its Subsidiaries’ assets; (iii) access to the Company’s and its Subsidiaries’ assets is permitted only in accordance with management’s general or specific authorization; (iv) the recorded accountability for the Company’s and its Subsidiaries’ assets is compared with the existing assets at regular intervals and appropriate action is taken with respect to any differences; and (v) accounts, notes and other receivables and inventory are recorded accurately, and proper and adequate procedures are implemented to effect the collection thereof on a current and timely basis. The Company and each of its Subsidiaries maintains internal control over financial reporting that provides reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes.

(c) Section 2.7(c) of the Company Disclosure Schedule lists, and the Company has delivered to Parent accurate and complete copies of the documentation creating or governing, all securitization transactions and “off-balance sheet arrangements” (as defined in Item 303(c) of Regulation S-K under the Exchange Act) effected by the Company or any of its Subsidiaries since January 1, 2013.

(d) Since January 1, 2013, there have been no formal internal investigations regarding financial reporting or accounting policies and practices discussed with, reviewed by or initiated at the direction of the chief executive officer, chief financial officer or general counsel of the Company, the Company Board or any committee thereof. Since January 1, 2013, neither the Company nor its independent auditors have identified (i) any significant deficiency or material weakness in the design or operation of the system of internal accounting controls utilized by the Company and its Subsidiaries, (ii) any fraud, whether or not material, that involves the Company, any of its Subsidiaries, the Company’s management or other employees who have a role in the preparation of financial statements or the internal accounting controls utilized by the Company and its Subsidiaries or (iii) any claim or allegation regarding any of the foregoing.

2.8. Absence of Changes. Except as set forth on Section 2.8 of the Company Disclosure Schedule, between the date of the Company Unaudited Balance Sheet and the date of this Agreement, the Company has conducted its business only in the Ordinary Course of Business (except for the execution and performance of this Agreement and the discussions, negotiations and transactions related thereto) and there has not been any (a) Company Material Adverse Effect or (b) action, event or occurrence that would have required the consent of Parent pursuant to Section 4.2(b) had such action, event or occurrence taken place after the execution and delivery of this Agreement.

2.9. Absence of Undisclosed Liabilities. Neither the Company nor any of its Subsidiaries has any liability, indebtedness, obligation or expense of any kind, whether accrued, absolute, contingent, matured or unmatured (whether or not required to be reflected in the financial statements in accordance with GAAP) (each a “Liability”), individually or in the aggregate, except for: (a) Liabilities disclosed, reflected or reserved against in the Company Unaudited Balance Sheet; (b) normal and recurring current Liabilities that have been incurred by the Company or its Subsidiaries since the date of the Company Unaudited Balance Sheet in the Ordinary Course of Business and which are not in excess of $100,000 in the aggregate (c) Liabilities for performance of obligations of the Company or any of its Subsidiaries under Company Contracts (other than for breach thereof); (d) Liabilities incurred in connection with the Contemplated Transactions; (e) Liabilities accruing under the Company Material Contracts listed on Section 2.13(a) of the Company Disclosure Schedule; (f) Liabilities which would not, individually or in the aggregate, reasonably be expected to be material to the Company and (g) Liabilities listed in Section 2.9 of the Company Disclosure Schedule.

2.10. Title to Assets. Each of the Company and its Subsidiaries owns, and has good and valid title to, or, in the case of leased properties and assets, valid leasehold interests in, all tangible properties or tangible assets and equipment used or held for use in its business or operations or purported to be owned by it, including: (a) all assets reflected on the Company Unaudited Balance Sheet; and (b) all other assets reflected in the books and records of the Company or any of its Subsidiaries as being owned by the Company or such Subsidiary. All of such assets are owned or, in the case of leased assets, leased by the Company or any of its Subsidiaries free and clear of any Encumbrances, other than Permitted Encumbrances.

2.11. Real Property; Leasehold. Neither the Company nor any of its Subsidiaries owns or has ever owned any real property. The Company has made available to Parent (a) an accurate and complete list of all real properties with respect to which the Company directly or indirectly holds a valid leasehold interest as well as any other real estate that is in the possession of or leased by the Company or any of its Subsidiaries, and (b) copies of all leases under which any such real property is possessed (the “Company Real Estate Leases”), each of which is in full force and effect, with no existing material default thereunder. The Company’s use and operation of each such leased property conforms to all applicable Laws in all material respects, and the Company has exclusive possession of each such leased property and has not granted any occupancy rights to tenants or licensees with respect to such leased property. In addition, each such leased property is free and clear of all Encumbrances other than Permitted Encumbrances. The Company has not received written notice from its landlords or any Governmental Body that: (i) relates to violations of building, zoning, safety or fire ordinances or regulations; (ii) claims any defect or deficiency with respect to any of such properties; or (iii) requests the performance of any repairs, alterations or other work to such properties.

2.12. Intellectual Property.

(a) The Company, directly or through any of its Subsidiaries, owns, or has the legal and valid right to use, as currently being used by the Company or any of its Subsidiaries, all Company IP Rights, and with respect to Company IP Rights that are owned by the Company or any of its Subsidiaries, has the right to bring actions for the infringement of such Company IP Rights, in each case except subject to the terms of the license agreements set forth on Section 2.12(c) of the Company Disclosure Schedule for any failure to own, have such rights to use, or have such rights to bring actions for infringement that would not reasonably be expected to be material to the Company or its business.

(b) Section 2.12(b) of the Company Disclosure Schedule sets forth an accurate, true and complete listing of (i) all Company IP Rights that are owned by the Company or any of its Subsidiaries that are registered, filed or issued under the authority of, with or by any Governmental Body, including all Patents, registered Copyrights, and registered Trademarks (including domain names) and all applications for any of the foregoing, (ii) to the Knowledge of the Company, all Company IP Rights that are exclusively licensed to the Company or any of its Subsidiaries that are registered, filed or issued under the authority of, with or by any Governmental Body, including all Patents, registered Copyrights, and registered Trademarks (including domain names) and (iii) all applications for any of the foregoing, and specifying as to each such item, as applicable, the owner(s) of record (and, in the case of domain names, the registrar), jurisdiction of application and/or registration, the application and/or registration number, the date of application and/or registration, and the status of application and/or registration. To the Knowledge of the Company, each item of Company IP Rights that is Company Registered IP is and at all times has been filed and maintained in compliance with all applicable Law and all filings, payments, and other actions required to be made or taken to maintain such item of Company Registered IP in full force and effect have been made by the applicable deadline.

(c) Section 2.12(c) of the Company Disclosure Schedule accurately identifies (i) all material Company Contracts pursuant to which Company IP Rights are licensed to the Company or any of its Subsidiaries (other than (A) any non-customized software that (1) is so licensed solely in executable or object code form pursuant to a non-exclusive, internal use software license and other Intellectual Property associated with such software and (2) is not incorporated into, or material to the development, manufacturing, or distribution of, any of the Company’s or any of its Subsidiaries’ products or services, (B) any Intellectual Property licensed ancillary to the purchase or use of equipment, reagents or other materials and (C) any confidential information provided under confidentiality agreements), and (ii) whether the license or licenses granted to the Company or any of its Subsidiaries are exclusive or non-exclusive. For purposes of greater certainty, the term “license” in this Section 2.12(c) and in Section 2.12(d) includes any license, sublicense, covenant, non-assert, consent, release or waiver.

(d) Section 2.12(d) of the Company Disclosure Schedule accurately identifies each material Company Contract pursuant to which the Company or any of its Subsidiaries has granted any license under, or any right (whether or not currently exercisable) or interest in, any Company IP Rights to any Person (other than any Company IP Rights non-exclusively licensed to suppliers or service providers for the sole purpose of enabling such suppliers or service providers to provide services for the Company’s benefit).

(e) Except as set forth in Section 2.12(e) of the Company Disclosure Schedule, neither the Company nor any of its Subsidiaries is bound by, and no Company IP Rights are subject to, any Company Contract containing any covenant or other provision, or any judicial, administrative or arbitral order, judgment, award, order, decree, injunction, settlement or stipulation, that in any way limits or restricts the ability of the Company or any of its Subsidiaries to use, exploit, assert, enforce, sell, transfer or dispose of any such Company IP Rights anywhere in the world, in each case, in a manner that would materially limit the business of the Company as currently conducted or planned to be conducted.

(f) Except as identified in Section 2.12(f) of the Company Disclosure Schedule, the Company or one of its Subsidiaries is the sole and unrestricted legal and beneficial owner of all right, title, and interest to and in Company IP Rights (other than (i) Company IP Rights exclusively and non-exclusively licensed to the Company or one of its Subsidiaries, as identified in Section 2.12(c) of the Company Disclosure Schedule, (ii) any non-customized software that (A) is licensed to the Company or any of its Subsidiaries solely in executable or object code form pursuant to a non-exclusive, internal use software license and other Intellectual Property associated with such software and (B) is not incorporated into, or material to the development, manufacturing, or distribution of, any of the Company’s or any of its Subsidiaries’ products or services and (iii) any Intellectual Property licensed ancillary to the purchase or use of equipment, reagents or other materials), in each case, free and clear of any Encumbrances (other than Permitted Encumbrances). Without limiting the generality of the foregoing:

(i) Each Person who is or was an employee or contractor of the Company or any of its Subsidiaries and who is or was involved in the creation or development of any material Company IP Rights has signed a valid, enforceable agreement containing an assignment of such Intellectual Property to the Company or such Subsidiary and confidentiality provisions protecting confidential information of the Company and its Subsidiaries.

(ii) No current or former stockholder, officer, director, or employee of the Company or any of its Subsidiaries has any claim, right (whether or not currently exercisable), or interest to or in any Company IP Rights purported to be owned by the Company. To the Knowledge of the Company and subject to the terms of the Stanford License, no employee of the Company or any or any of its Subsidiaries is (a) bound by or otherwise subject to any Contract restricting him or her from performing his or her duties for the Company or such Subsidiary or (b) in breach of any Contract with any former employer or other Person concerning Company IP Rights purported to be owned by the Company or confidentiality provisions protecting Trade Secrets and confidential information comprising Company IP Rights purported to be owned by the Company.

(iii) Except as identified in Section 2.12(f)(iii) of the Company Disclosure Schedule and subject to the terms of the Stanford License, no Company IP Rights were developed, in whole or in part (A) pursuant to or in connection with the development of any professional, technical or industry standard, (B) under contract with or using the resources of any Governmental Body, academic institution or other entity that would subject any Company IP Rights to the rights of any Governmental Body, academic institution or other entity or (C) under any grants or other funding arrangements with third parties.

(iv) The Company and each of its Subsidiaries has taken all commercially reasonable and appropriate steps to protect and maintain the Company IP rights, including to preserve the confidentiality of all proprietary information that the Company or such Subsidiary holds, or purports to hold, as a material Trade Secret. Any disclosure by the Company or any Subsidiary of Trade Secrets to any third party has been pursuant to the terms of a written agreement with such Person or is otherwise lawful.

(v) Neither the Company nor any of its Subsidiaries has assigned or otherwise transferred ownership of, or agreed to assign or otherwise transfer ownership of, any Company IP Rights owned or purported to be owned by or exclusively licensed to Company or any of its Subsidiaries to any other Person. As of the date of this Agreement, except as set forth in Section 2.12(f)(v) of the Company Disclosure Schedule, neither the Company nor any of its Subsidiaries has sold or otherwise transferred (other than standard licenses or rights to use granted to customers, suppliers or service providers in the Ordinary Course of Business) any of the Company IP Rights to any third party, and there exists no obligation by the Company or any of its Subsidiaries to assign or otherwise transfer any of the Company IP Rights to any third party.

(vi) To the Knowledge of the Company, the Company IP Rights are valid and enforceable and constitute all Intellectual Property necessary for the Company and its Subsidiaries to conduct its business as currently conducted and planned to be conducted.

(g) To the Knowledge of the Company, the manufacture, marketing, license, sale or intended use of any product or technology currently licensed or sold or under development by the Company or any of its

Subsidiaries (subject to the terms of the Stanford License) does not violate any license or agreement between the Company or its Subsidiaries and any third party, and does not infringe or misappropriate any Intellectual Property right of any third party. To the Knowledge of the Company, no third party is infringing upon any Company IP Rights or violating any license or agreement between the Company or its Subsidiaries and such third party, and the Company and its Subsidiaries have not sent any written communication to or asserted or threatened in writing any action or claim against any Person involving or relating to any Company IP Rights.

(h) There is no current or pending Legal Proceeding (including, but not limited to, opposition, interference, inter partes review, or other proceeding in any patent or other government office) contesting the validity, ownership or right to use, sell, license or dispose of any Company IP Rights or products or technologies, nor has the Company or any of its Subsidiaries received any written notice asserting or suggesting that any such Company IP Rights, or the Company’s or any of its Subsidiaries’ right to use, sell, license or dispose of any such Company IP Rights or products or technologies conflicts with or infringes or misappropriates or will conflict with or infringe or misappropriate the rights of any other Person.

(i) Except as set forth in the Contracts listed on Section 2.12(i) of the Company Disclosure Schedule and except for Company Contracts entered into in the Ordinary Course of Business, (i) neither the Company nor any of its Subsidiaries is bound by any Contract to indemnify, defend, hold harmless, or reimburse any other Person with respect to any Intellectual Property infringement, misappropriation, or similar claim, in each case, that would reasonably be expected to be material to the Company or its business, and (ii) neither the Company nor any of its Subsidiaries has ever assumed, or agreed to discharge or otherwise take responsibility for, any existing or potential liability of another Person for infringement, misappropriation, or violation of any Intellectual Property right, which assumption, agreement or responsibility is material and remains in force as of the date of this Agreement.

2.13. Agreements, Contracts and Commitments.

(a) Section 2.13(a) of the Company Disclosure Schedule identifies each material Company Contract in effect as of the date of this Agreement that involves payment or receipt by the Company or its Subsidiaries of more than $100,000 in the aggregate, or obligations after the date of this Agreement in excess of $100,000 in the aggregate other than any Benefit Plans and includes: (each, a “Company Material Contract” and collectively, the “Company Material Contracts”):

(i) each Company Contract relating to any agreement of indemnification or guaranty not entered into in the Ordinary Course of Business;

(ii) each Company Contract containing (A) any covenant limiting the freedom of the Company, its Subsidiaries or the Surviving Corporation to engage in any line of business or compete with any Person, (B) any most-favored pricing arrangement, (C) any exclusivity provision, or (D) any non-solicitation provision;

(iii) each Company Contract relating to capital expenditures and requiring payments after the date of this Agreement in excess of $100,000 pursuant to its express terms and not cancelable without penalty;

(iv) each Company Contract relating to the disposition or acquisition of material assets or any ownership interest in any Entity;

(v) each Company Contract relating to any mortgages, indentures, loans, notes or credit agreements, security agreements or other agreements or instruments relating to the borrowing of money or extension of credit or creating any material Encumbrances with respect to any assets of the Company or any of its Subsidiaries or any loans or debt obligations with officers or directors of the Company;

(vi) each Company Contract requiring payment by or to the Company after the date of this Agreement in excess of $100,000 pursuant to its express terms relating to: (A) any distribution agreement

(identifying any that contain exclusivity provisions); (B) any agreement involving provision of services or products with respect to any pre-clinical or clinical development activities of the Company; (C) any dealer, distributor, joint marketing, alliance, joint venture, cooperation, development or other agreement currently in force under which the Company has continuing obligations to develop or market any product, technology or service, or any agreement pursuant to which the Company has continuing obligations to develop any Intellectual Property that will not be owned, in whole or in part, by the Company; or (D) any Contract to license any third party to manufacture or produce any product, service or technology of the Company or any Contract to sell, distribute or commercialize any products or service of the Company, in each case, except for Company Contracts entered into in the Ordinary Course of Business;

(vii) each Company Contract with any Person, including any financial advisor, broker, finder, investment banker or other Person, providing advisory services to the Company in connection with the Contemplated Transactions;

(viii) each Company Real Estate Lease;

(ix) each Company Contract with any Governmental Body;

(x) each Company IP Rights Agreement required to be listed on Section 2.12(c) or Section 2.12(d) of the Company Disclosure Schedule;

(xi) each Company Contract containing any royalty, dividend or similar arrangement based on the revenues or profits of the Company or any of its Subsidiaries; or

(xii) any other Company Contract that is not terminable at will (with no penalty or payment) by the Company or its Subsidiaries, as applicable, and (A) which involves payment or receipt by the Company or its Subsidiaries after the date of this Agreement under any such agreement, contract or commitment of more than $100,000 in the aggregate, or obligations after the date of this Agreement in excess of $100,000 in the aggregate, or (B) that is material to the business or operations of the Company and its Subsidiaries, taken as a whole.

(b) The Company has delivered or made available to Parent accurate and complete copies of all Company Material Contracts, including all amendments thereto. Except as set forth in Section 2.13(b) of the Company Disclosure Schedule, there are no Company Material Contracts that are not in written form. Neither the Company nor any of its Subsidiaries has, nor to the Company’s Knowledge, as of the date of this Agreement has any other party to a Company Material Contract, breached, violated or defaulted under, or received notice that it breached, violated or defaulted under, any of the terms or conditions of any Company Material Contract in such manner as would permit any other party to cancel or terminate any such Company Material Contract, or would permit any other party to seek damages which would reasonably be expected to be material to the Company or its business. As to the Company and its Subsidiaries, as of the date of this Agreement, each Company Material Contract is valid, binding, enforceable and in full force and effect, subject to the Enforceability Exceptions. No Person is renegotiating, or has a right pursuant to the terms of any Company Material Contract to change, any material amount paid or payable to the Company under any Company Material Contract or any other material term or provision of any Company Material Contract.

2.14. Compliance; Permits; Restrictions.

(a) The Company and each of its Subsidiaries are, and since January 1, 2013 have been, in compliance in all material respects with all applicable Laws, including the Federal Food, Drug, and Cosmetic Act (“FDCA”), the Food and Drug Administration (“FDA”) regulations adopted thereunder, the Controlled Substance Act and any other similar Law administered or promulgated by the FDA or other comparable Governmental Body responsible for regulation of the development, clinical testing, manufacturing, sale, marketing, distribution and importation or exportation of drug products (each, a “Drug Regulatory Agency”), except for any noncompliance, either individually or in the aggregate, which would not be material to the Company. No investigation, claim, suit, proceeding, audit or other action by any Governmental Body is pending or, to the Knowledge of the Company, threatened against the Company or any of its Subsidiaries. There is no agreement, judgment, injunction, order or decree binding upon the Company or any of its Subsidiaries which (i) has or would reasonably be expected to have the effect of prohibiting or materially impairing any business practice of the Company or any of its Subsidiaries, any acquisition of material property by the Company or any of its Subsidiaries or the conduct of business by the Company or any of its Subsidiaries as currently conducted, (ii) is reasonably likely to have an adverse effect on the Company’s ability to comply with or perform any covenant or obligation under this Agreement, or (iii) is reasonably likely to have the effect of preventing, delaying, making illegal or otherwise interfering with the Contemplated Transactions.

(b) The Company and its Subsidiaries hold all required Governmental Authorizations which are material to the operation of the business of the Company and its Subsidiaries as currently conducted (the “Company Permits”). Section 2.14(b) of the Company Disclosure Schedule identifies each Company Permit. Each of the Company and its Subsidiaries is in material compliance with the terms of the Company Permits. No Legal Proceeding is pending or, to the Knowledge of the Company, threatened, which seeks to revoke, limit, suspend, or materially modify any Company Permit. The rights and benefits of each Company Permit will be available to the Surviving Corporation or its Subsidiaries, as applicable, immediately after the Effective Time on terms substantially identical to those enjoyed by the Company and its Subsidiaries as of the date of this Agreement and immediately prior to the Effective Time.

(c) There are no proceedings pending or, to the Knowledge of the Company, threatened with respect to an alleged material violation by the Company or any of its Subsidiaries of the FDCA, FDA regulations adopted thereunder, the Controlled Substance Act or any other similar Law administered or promulgated by any Drug Regulatory Agency.

(d) The Company and each of its Subsidiaries holds all required Governmental Authorizations issuable by any Drug Regulatory Agency necessary or material to the conduct of the business of the Company or such Subsidiary as currently conducted, and, as applicable, the development, clinical testing, manufacturing, marketing, distribution and importation or exportation, as currently conducted, of any of its products or product candidates (collectively, the “Company Products”) (collectively, the “Company Regulatory Permits”) and no such Company Regulatory Permit has been (i) revoked, withdrawn, suspended, cancelled or terminated or (ii) modified in any adverse manner. The Company and each of its Subsidiaries are in compliance in all material respects with the Company Regulatory Permits and have not received any written notice or other written communication, or to the Knowledge of the Company, any other communication from any Drug Regulatory Agency regarding (A) any material violation of or failure to comply materially with any term or requirement of any Company Regulatory Permit or (B) any revocation, withdrawal, suspension, cancellation, termination or material modification of any Company Regulatory Permit. Except for the information and files identified in Section 2.14(d) of the Company Disclosure Schedule, the Company has made available to Parent all information requested by Parent in the Company’s or its Subsidiaries’ possession or control relating to the Company Products and the development, clinical testing, manufacturing, importation and exportation of the Company Products, including complete copies of the following (to the extent there are any): (x) copies of all investigational new drug applications (INDs) submitted to the FDA, and all supplements to and amendments of such INDs; new drug applications; adverse event reports; clinical study reports and material study data; inspection reports, notices of adverse findings, warning letters, filings and letters and other material written correspondence to and from any Drug Regulatory Agency; and meeting minutes with any Drug Regulatory Agency; and (y) similar notices, letters, filings, correspondence and meeting minutes with any other Governmental Body. The Company and each of its Subsidiaries have complied in all material respects with the ICH E9 Guidance for Industry: Statistical Principles for Clinical Trials in the management of the clinical data that have been presented to the Company. To the Knowledge of the Company, there are no facts that would be reasonably likely to result in any warning, untitled or notice of violation letter or Form FDA-483 from the FDA. The Company is not aware of any studies, tests or trials the results of which the Company believes reasonably call into question (i) the study, test or trial results of any Company Products, (ii) the efficacy or safety of any Company Products or (iii) any of the Company’s filings with any Governmental Body.

(e) All clinical, pre-clinical and other studies and tests conducted by or on behalf of, or sponsored by, the Company or its Subsidiaries, or in which the Company or its Subsidiaries or their respective current products or product candidates, including the Company Products, have participated, were and, if still pending, are being conducted in all material respects in accordance with standard medical and scientific research procedures and in compliance in all material respects with the applicable regulations of any applicable Drug Regulatory Agency and other applicable Law, including 21 C.F.R. Parts 50, 54, 56, 58 and 312. No preclinical or clinical trial conducted by or on behalf of the Company or any of its Subsidiaries has been terminated or suspended prior to completion for safety or non-compliance reasons. Since January 1, 2013, neither the Company nor any of its Subsidiaries has received any notices, correspondence, or other communications from any Drug Regulatory Agency requiring, or to the Knowledge of the Company threatening to initiate, the termination or suspension of any clinical studies conducted by or on behalf of, or sponsored by, the Company or any of its Subsidiaries or in which the Company or any of its Subsidiaries or their respective current products or product candidates, including the Company Products, have participated.

(f) Neither the Company nor any of its Subsidiaries is the subject of any pending or, to the Knowledge of the Company, threatened investigation in respect of its business or products by the FDA pursuant to its “Fraud, Untrue Statements of Material Facts, Bribery, and Illegal Gratuities” Final Policy set forth in 56 Fed. Reg. 46191 (September 10, 1991) and any amendments thereto. To the Knowledge of the Company, neither the Company nor any of its Subsidiaries has committed any acts, made any statement, or failed to make any statement, in each case in respect of its business or products that would violate the FDA’s “Fraud, Untrue Statements of Material Facts, Bribery, and Illegal Gratuities” Final Policy, and any amendments thereto. None of the Company, any of its Subsidiaries or any of their respective officers, employees or agents has been convicted of any crime or engaged in any conduct that could result in a debarment or exclusion (i) under 21 U.S.C. Section 335a or (ii) any similar applicable Law. No debarment or exclusionary claims, actions, proceedings or investigations in respect of their business or products are pending or, to the Knowledge of the Company, threatened against the Company, any of its Subsidiaries or any of their respective officers, employees or agents.

(g) The Company and its Subsidiaries have complied with all Laws relating to patient, medical or individual health information, including the Health Insurance Portability and Accountability Act of 1996 and its implementing regulations promulgated thereunder, all as amended from time to time (collectively “HIPAA”), including the standards for the privacy of Individually Identifiable Health Information at 45 C.F.R. Parts 160 and 164, Subparts A and E, the standards for the protection of Electronic Protected Health Information set forth at 45 C.F.R. Part 160 and 45 C.F.R. Part 164, Subpart A and Subpart C, the standards for transactions and code sets used in electronic transactions at 45 C.F.R. Part 160, Subpart A and Part 162, and the standards for Breach Notification for Unsecured Protected Health Information at 45 C.F.R. Part 164, Subpart D, all as amended from time to time. The Company and its Subsidiaries have entered into, where required, and are in compliance in all material respects with the terms of all Business Associate (as defined in HIPAA) agreements to which the Company or a Subsidiary is a party or otherwise bound. The Company and its Subsidiaries have created and maintained written policies and procedures to protect the privacy of all protected health information, provide training to all employees and agents as required under HIPAA, and have implemented security procedures, including physical, technical and administrative safeguards, to protect all personal information and Protected Health Information stored or transmitted in electronic form. Neither the Company nor its Subsidiaries have received written notice from the Office for Civil Rights for the U.S. Department of Health and Human Services or any other Governmental Body of any allegation regarding its failure to comply with HIPAA or any other state law or regulation applicable to the protection of individually identifiable health information or personally identifiable information. No successful Security Incident, Breach of Unsecured Protected Health Information or breach of personally identifiable information under applicable Laws have occurred with respect to information maintained or transmitted to the Company, any of its Subsidiaries, or an agent or third party subject to a Business Associate Agreement with the Company or a Subsidiary of the Company. The Company is currently submitting, receiving and handling or is capable of submitting receiving and handling transactions in accordance with the Standard Transaction Rule. All capitalized terms in this Section 2.14(g) not otherwise defined in this Agreement shall have the meanings set forth under HIPAA.

2.15. Legal Proceedings; Orders.

(a) As of the date of this Agreement, there is no pending Legal Proceeding and, to the Knowledge of the Company, no Person has threatened in writing to commence any Legal Proceeding: (i) that involves (A) the Company, (B) any of its Subsidiaries, (C) any Company Associate (in his or her capacity as such) or (D) any of the material assets owned or used by the Company or its Subsidiaries; or (ii) that challenges, or that may have the effect of preventing, delaying, making illegal or otherwise interfering with, the Contemplated Transactions.

(b) Except as set forth in Section 2.15(b) of the Company Disclosure Schedule, since January 1, 2013, no Legal Proceeding has been pending against the Company that resulted in material liability to the Company.

(c) There is no order, writ, injunction, judgment or decree to which the Company or any of its Subsidiaries, or any of the material assets owned or used by the Company or any of its Subsidiaries, is subject. To the Knowledge of the Company, no officer or other Key Employee of the Company or any of its Subsidiaries is subject to any order, writ, injunction, judgment or decree that prohibits such officer or employee from engaging in or continuing any conduct, activity or practice relating to the business of the Company or any of its Subsidiaries or to any material assets owned or used by the Company or any of its Subsidiaries.

2.16. Tax Matters.

(a) The Company and each of its Subsidiaries have timely filed all income Tax Returns and other material Tax Returns that they were required to file under applicable Law. All such Tax Returns are correct and complete in all material respects and have been prepared in compliance with all applicable Law. No claim has ever been made by any Governmental Body in any jurisdiction where the Company or any of its Subsidiaries does not file a particular Tax Return or pay a particular Tax that the Company or such Subsidiary is subject to taxation by that jurisdiction.

(b) All income and other material Taxes due and owing by the Company or any of its Subsidiaries on or before the date hereof (whether or not shown on any Tax Return) have been fully paid. Since the date of the Company Unaudited Balance Sheet, neither the Company nor any of its Subsidiaries has incurred any material Liability for Taxes outside the Ordinary Course of Business.

(c) All Taxes that the Company or any of its Subsidiaries are or were required by Law to withhold or collect have been duly and timely withheld or collected in all material respects on behalf of its respective employees, independent contractors, stockholders, or other third parties and, have been timely paid to the proper Governmental Body or other Person or properly set aside in accounts for this purpose.

(d) There are no Encumbrances for material Taxes (other than Taxes not yet due and payable) upon any of the assets of the Company or any of its Subsidiaries.

(e) No deficiencies for income or other material Taxes with respect to the Company or any of its Subsidiaries have been claimed, proposed or assessed by any Governmental Body in writing. There are no pending or ongoing, and to the Knowledge of the Company, threatened audits, assessments or other actions for or relating to any liability in respect of a material amount of Taxes of the Company or any of its Subsidiaries. Neither the Company nor any of its Subsidiaries (or any of their predecessors) has waived any statute of limitations in respect of any income or other material Taxes or agreed to any extension of time with respect to any income or other material Tax assessment or deficiency.

(f) Neither the Company nor any of its Subsidiaries has been a United States real property holding corporation within the meaning of Section 897(c)(2) of the Code during the applicable period specified in Section 897(c)(1)(A)(ii) of the Code.

(g) Neither the Company nor any of its Subsidiaries is a party to any Tax allocation agreement, Tax sharing agreement, Tax indemnity agreement, or similar agreement or arrangement, other than customary commercial contracts entered into in the Ordinary Course of Business the principal subject matter of which is not Taxes.

(h) Neither the Company nor any of its Subsidiaries will be required to include any material item of income in, or exclude any material item of deduction from, taxable income for any Tax period (or portion thereof) ending after the Closing Date as a result of any: (i) change in method of accounting for Tax purposes; (ii) use of an improper method of accounting for a Tax period ending on or prior to the Closing Date; (iii) “closing agreement” as described in Section 7121 of the Code (or any similar provision of state, local or foreign Law) executed on or prior to the Closing Date; (iv) intercompany transaction or excess loss account described in Treasury Regulations under Section 1502 of the Code (or any similar provision of state, local or foreign Law); (v) installment sale or open transaction disposition made on or prior to the Closing Date; (vi) prepaid amount received or deferred revenue accrued on or prior to the Closing Date; or (vii) election under Section 108(i) of the Code (or any similar provision of state, local or foreign Law).

(i) Neither the Company nor any of its Subsidiaries has ever been a member of a consolidated, combined or unitary Tax group (other than such a group the common parent of which is the Company). Neither the Company nor any of its Subsidiaries has any Liability for any material Taxes of any Person (other than the Company and any of its Subsidiaries) under Treasury Regulations Section 1.1502-6 (or any similar provision of state, local, or foreign Law), or as a transferee or successor.

(j) Neither the Company nor any of its Subsidiaries has distributed stock of another Person, or has had its stock distributed by another Person, in a transaction that was purported or intended to be governed in whole or in part by Section 355 of the Code or Section 361 of the Code (or any similar provisions of state, local or foreign Law).

(k) Neither the Company nor any of its Subsidiaries has ever had a permanent establishment (within the meaning of an applicable Tax treaty) or otherwise has an office or fixed place of business in a jurisdiction outside of the United States.

(l) Neither the Company nor any of its Subsidiaries has participated in or been a party to a transaction that, as of the date of this Agreement, constitutes a “listed transaction” that is required to be reported to the IRS pursuant to Section 6011 of the Code and applicable Treasury Regulations thereunder.

(m) Neither the Company nor any of its Subsidiaries has taken any action or knows of any fact that would reasonably be expected to prevent the Merger from qualifying for the Intended Tax Treatment.

For purposes of this Section 2.16, each reference to the Company or any of its Subsidiaries shall be deemed to include any Person that was liquidated into, merged with, or is otherwise a predecessor to, the Company.

2.17. Employee and Labor Matters; Benefit Plans.

(a) Section 2.17(a) of the Company Disclosure Schedule is a list of all material Benefit Plans, including, without limitation, each Benefit Plan that provides for retirement, change in control, deferred compensation, incentive compensation, severance or retiree medical or life insurance benefits. “Benefit Plan” means each (i) “employee benefit plan” as defined in Section 3(3) of ERISA and (ii) other pension, retirement, deferred compensation, excess benefit, profit sharing, bonus, incentive, equity or equity-based, phantom equity, employment, consulting, severance, change-of-control, retention, health, life, disability, group insurance, paid-time off, holiday, welfare and fringe benefit plan, program, contract, or arrangement (whether written or unwritten, qualified or nonqualified, funded or unfunded and including any that have been frozen or terminated), in any case, maintained, contributed to, or required to be contributed to, by the Company or any of its Subsidiaries or Company ERISA Affiliates for the benefit of any current or former employee, director, officer or independent contractor of the Company or any of its Subsidiaries or under which the Company or any of its Subsidiaries has any actual or contingent liability (including, without limitation, as to the result of it being treated as a single employer under Code Section 414 with any other person).

(b) As applicable with respect to each material Benefit Plan, the Company has made available to Parent, true and complete copies of (i) each material Benefit Plan, including all amendments thereto, and in the case of an unwritten material Benefit Plan, a written description thereof, (ii) all current trust documents, investment management contracts, custodial agreements, administrative services agreements and insurance and annuity contracts relating thereto, (iii) the current summary plan description and each summary of material modifications thereto, (iv) the most recently filed annual reports with any Governmental Body (e.g., Form 5500 and all schedules thereto), (v) the most recent IRS determination, opinion or advisory letter, (vi) the most recent summary annual reports, nondiscrimination testing reports, actuarial reports, financial statements and trustee reports, (vii) all records, notices and filings concerning IRS or Department of Labor or other Governmental Body audits or investigations, “prohibited transactions” within the meaning of Section 406 of ERISA or Section 4975 of the Code and (viii) all policies and procedures established to comply with the privacy and security rules of HIPAA.

(c) Each Benefit Plan has been maintained, operated and administered in compliance in all material respects with its terms and any related documents or agreements and the applicable provisions of ERISA, the Code and all other Laws.

(d) The Benefit Plans which are “employee pension benefit plans” within the meaning of Section 3(2) of ERISA and which are intended to meet the qualification requirements of Section 401(a) of the Code have received determination letters from the IRS on which they may currently rely to the effect that such plans are qualified under Section 401(a) of the Code and the related trusts are exempt from federal income Taxes under Section 501(a) of the Code, respectively, and nothing has occurred that would reasonably be expected to materially adversely affect the qualification of such Benefit Plan or the tax exempt status of the related trust.

(e) Neither the Company, any of its Subsidiaries nor any Company ERISA Affiliate maintains, contributes to, is required to contribute to, or has any actual or contingent liability with respect to, (i) any “employee pension benefit plan” (within the meaning of Section 3(2) of ERISA) that is subject to Title IV or Section 302 of ERISA or Section 412 of the Code, (ii) any “multiemployer plan” (within the meaning of Section 3(37) of ERISA), (iii) any “multiple employer plan” (within the meaning of Section 413 of the Code) or (iv) any “multiple employer welfare arrangement” (within the meaning of Section 3(40) of ERISA).

(f) There are no pending audits or investigations by any Governmental Body involving any Benefit Plan, and no pending or, to the Knowledge of the Company, threatened claims (except for individual claims for benefits payable in the normal operation of the Benefit Plans), suits or proceedings involving any Benefit Plan, any fiduciary thereof or service provider thereto, in any case except as would not be reasonably expected to result in material liability to the Company or any of its Subsidiaries.

(g) Neither the Company, any of its Subsidiaries or Company ERISA Affiliates, nor to the Knowledge of the Company, any fiduciary, trustee or administrator of any Benefit Plan, has engaged in, or in connection with the transactions contemplated by this Agreement will engage in, any transaction with respect to any Benefit Plan which would subject any such Benefit Plan, the Company, any of its Subsidiaries or Company ERISA Affiliates or Parent to a material Tax, material penalty or material liability for a “prohibited transaction” under Section 406 of ERISA or Section 4975 of the Code.

(h) Except for the severance provisions in the agreements set forth in Section 2.17(a) of the Company Disclosure Schedule, no Benefit Plan provides death, medical, dental, vision, life insurance or other welfare benefits beyond termination of service or retirement other than coverage mandated by Law and neither the Company nor any of its Subsidiaries or Company ERISA Affiliates has made a written or oral representation promising the same.

(i) Neither the execution of, nor the performance of the transactions contemplated by, this Agreement will either alone or in connection with any other event(s) (i) result in any payment becoming due to any current or former employee, director, officer, or independent contractor of the Company or any Subsidiary thereof, (ii) increase any amount of compensation or benefits otherwise payable under any Benefit Plan, (iii) result in the acceleration of the time of payment, funding or vesting of any benefits under any Benefit Plan, (iv) require any contribution or payment to fund any obligation under any Benefit Plan or (v) limit the right to merge, amend or terminate any Benefit Plan.

(j) Neither the execution of, nor the consummation of the transactions contemplated by this Agreement (either alone or when combined with the occurrence of any other event, including without limitation, a termination of employment) will result in the receipt or retention by any person who is a “disqualified individual” (within the meaning of Code Section 280G) of any payment or benefit that is or could be characterized as a “parachute payment” (within the meaning of Code Section 280G), determined without regard to the application of Code Section 280G(b)(5).

(k) The exercise price of each Company Option is not, never has been and can never be less than the fair market value of one share of Company Common Stock as of the grant date of such Company Option.

(l) No current or former employee, officer, director or independent contractor of the Company or any of its Subsidiaries has any “gross up” agreements or other assurance of reimbursement for any Taxes imposed under Code Section 409A or Code Section 4999.

(m) The Company does not maintain any Benefit Plan outside of the United States.

(n) Neither the Company nor any of its Subsidiaries is a party to, bound by, or has a duty to bargain under, any collective bargaining agreement or other Contract with a labor union, labor organization, or similar Person representing any of its employees, and there is no labor union, labor organization, or similar Person representing or, to the Knowledge of the Company, purporting to represent or seeking to represent any employees of the Company or its Subsidiaries, including through the filing of a petition for representation election.

(o) The Company and each of its Subsidiaries is, and since January 1, 2013 has been, in material compliance with all applicable Laws respecting labor, employment, employment practices, and terms and conditions of employment, including worker classification, tax withholding, prohibited discrimination and retaliation, equal employment opportunities, harassment, fair employment practices, meal and rest periods, immigration, employee safety and health, wages (including overtime wages), unemployment and workers’ compensation, leaves of absence, and hours of work. Except as would not be reasonably likely to result in a material liability to the Company or any of its Subsidiaries, with respect to employees of the Company and its Subsidiaries, each of the Company and its Subsidiaries, since January 1, 2013: (i) has withheld and reported all amounts required by Law or by agreement to be withheld and reported with respect to wages, salaries and other payments, benefits, or compensation to employees, (ii) is not liable for any arrears of wages (including overtime wages), severance pay or any Taxes or any penalty for failure to comply with any of the foregoing, and (iii) is not liable for any payment to any trust or other fund governed by or maintained by or on behalf of any Governmental Body, with respect to unemployment compensation benefits, disability, social security or other benefits or obligations for employees (other than routine payments to be made in the Ordinary Course of Business). There are no actions, suits, claims, charges, lawsuits, investigations, audits or administrative matters pending or, to the Knowledge of the Company, threatened or reasonably anticipated against the Company or any of its Subsidiaries relating to any employee, applicant for employment, consultant, employment agreement or Benefit Plan (other than routine claims for benefits).

(p) Except as would not be reasonably likely to result in a material liability to the Company or any of its Subsidiaries, with respect to each individual who currently renders services to the Company or any of its Subsidiaries, the Company and each of its Subsidiaries has accurately classified each such individual as an employee, independent contractor, or otherwise under all applicable Laws and, for each individual classified as an employee, the Company and each of its Subsidiaries has accurately classified him or her as overtime eligible or overtime ineligible under all applicable Laws. Neither the Company nor any of its Subsidiaries has any material liability with respect to any misclassification of: (a) any Person as an independent contractor rather than as an employee, (b) any employee leased from another employer, or (c) any employee currently or formerly classified as exempt from overtime wages.

(q) There is not and has not been in the past three (3) years, nor is there or has there been in the past three (3) years any threat of, any strike, slowdown, work stoppage, lockout, union election petition, demand for recognition, or any similar activity or dispute, or, to the Knowledge of the Company, any union organizing activity, against the Company or any of its Subsidiaries. No event has occurred, and no condition or circumstance exists, that might directly or indirectly be likely to give rise to or provide a basis for the commencement of any such strike, slowdown, work stoppage, lockout, union election petition, demand for recognition, any similar activity or dispute, or, to the Knowledge of the Company, any union organizing activity.

(r) There is no Legal Proceeding, claim, unfair labor practice charge or complaint, labor dispute or grievance pending or, to the Knowledge of the Company, threatened against the Company or any of its Subsidiaries relating to labor, employment, employment practices, or terms and conditions of employment.

(s) There is no contract, agreement, plan or arrangement to which the Company or any Company Affiliate is a party or by which it is bound to compensate any of its employees for excise taxes paid pursuant to Section 4999 of the Code.

(t) As of the date hereof, no Key Employee has submitted his or her resignation or, to the Knowledge of the Company, intends to resign.

2.18. Environmental Matters. The Company and each of its Subsidiaries are and since January 1, 2013 have complied with all applicable Environmental Laws, which compliance includes the possession by the Company of all permits and other Governmental Authorizations required under applicable Environmental Laws and compliance with the terms and conditions thereof, except for any failure to be in such compliance that, either individually or in the aggregate, would not reasonably be expected to be material to the Company or its business. Neither the Company nor any of its Subsidiaries has received since January 1, 2013 (or prior to that time, which is pending and unresolved), any written notice or other communication (in writing or otherwise), whether from a Governmental Body or other Person, that alleges that the Company or any of its Subsidiaries is not in compliance with or has liability pursuant to any Environmental Law and, to the Knowledge of the Company, there are no circumstances that would reasonably be expected to prevent or interfere with the Company’s or any of its Subsidiaries’ compliance in any material respects with any Environmental Law, except where such failure to comply would not reasonably be expected to be material to the Company or its business. No current or (during the time a prior property was leased or controlled by the Company or any of its Subsidiaries) prior property leased or controlled by the Company or any of its Subsidiaries has had a release of or exposure to Hazardous Materials in material violation of or as would reasonably be expected to result in any material liability of the Company or any of its Subsidiaries pursuant to Environmental Law. No consent, approval or Governmental Authorization of or registration or filing with any Governmental Body is required by Environmental Laws in connection with the execution and delivery of this Agreement or the Contemplated Transactions. Prior to the date hereof, the Company has provided or otherwise made available to Parent true and correct copies of all material environmental reports, assessments, studies and audits in the possession or control of the Company or any of its Subsidiaries with respect to any property leased or controlled by the Company or any of its Subsidiaries or any business operated by them.

2.19. Insurance. The Company has delivered or made available to Parent accurate and complete copies of all material insurance policies and all material self-insurance programs and arrangements relating to the business, assets, liabilities and operations of the Company and each of its Subsidiaries. Each of such insurance policies is in full force and effect and the Company and each of its Subsidiaries are in compliance in all material respects with the terms thereof. Other than customary end of policy notifications from insurance carriers, since January 1, 2013, neither the Company nor any of its Subsidiaries has received any notice or other communication regarding any actual or possible: (i) cancellation or invalidation of any insurance policy; or (ii) refusal or denial of any coverage, reservation of rights or rejection of any material claim under any insurance policy. The Company and each of its Subsidiaries have provided timely written notice to the appropriate insurance carrier(s) of each Legal Proceeding that is currently pending against the Company or any of its Subsidiaries for which the Company or such Subsidiary has insurance coverage, and no such carrier has issued a denial of coverage or a reservation of rights with respect to any such Legal Proceeding, or informed the Company or any of its Subsidiaries of its intent to do so.

2.20. No Financial Advisors. Except as set forth on Section 2.20 of the Company Disclosure Schedule, no broker, finder or investment banker is entitled to any brokerage fee, finder’s fee, opinion fee, success fee, transaction fee or other fee or commission in connection with the Contemplated Transactions based upon arrangements made by or on behalf of the Company or any of its Subsidiaries.

2.21. Transactions with Affiliates.

(a) Section 2.21(a) of the Company Disclosure Schedule describes any material transactions or relationships, since January 1, 2013, between, on one hand, the Company or any of its Subsidiaries and, on the other hand, any (i) executive officer or director of the Company or any of its Subsidiaries or any of such executive officer’s or director’s immediate family members, (ii) owner of more than five percent (5%) of the voting power of the outstanding Company Capital Stock or (iii) to the Knowledge of the Company, any “related person” (within the meaning of Item 404 of Regulation S-K under the Securities Act) of any such officer, director or owner (other than the Company or its Subsidiaries) in the case of each of (i), (ii) or (iii) that is of the type that would be required to be disclosed under Item 404 of Regulation S-K under the Securities Act.

(b) Section 2.21(b) of the Company Disclosure Schedule lists each stockholders agreement, voting agreement, registration rights agreement, co-sale agreement or other similar Contract between the Company and any holders of Company Capital Stock, including any such Contract granting any Person investor rights, rights of first refusal, rights of first offer, registration rights, director designation rights or similar rights (collectively, the “Investor Agreements”).

2.22. Anti-Bribery. None of the Company or any of its Subsidiaries or any of their respective directors, officers, employees or agents or any other Person acting on their behalf has directly or indirectly made any bribes, rebates, payoffs, influence payments, kickbacks, illegal payments, illegal political contributions, or other payments, in the form of cash, gifts, or otherwise, or taken any other action, in violation of the Foreign Corrupt Practices Act of 1977, the UK Bribery Act of 2010 or any other anti-bribery or anti-corruption Law (collectively, the “Anti-Bribery Laws”). Neither the Company nor any of its Subsidiaries is or has been the subject of any investigation or inquiry by any Governmental Body with respect to potential violations of Anti-Bribery Laws.

2.23. Disclaimer of Other Representations or Warranties. Except as previously set forth in this Section 2 or in any certificate delivered by the Company to Parent and/or Merger Sub pursuant to this Agreement, the Company makes no representation or warranty, express or implied, at law or in equity, with respect to it or any of its assets, liabilities or operations, and any such other representations or warranties are hereby expressly disclaimed.

Section 3. REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB

Subject to Section 10.13(i), except (i) as set forth in the disclosure schedule delivered by Parent to the Company (the “Parent Disclosure Schedule”) or (ii) as disclosed in the Parent SEC Documents filed with the SEC on or after March 6, 2018 and prior to the date hereof and publicly available on the SEC’s Electronic Data Gathering Analysis and Retrieval system (but (A) without giving effect to any amendment thereof filed with, or furnished to the SEC on or after the date hereof, (B) without giving effect to information in any exhibits to Parent SEC Documents, even if publicly available on the SEC’s Electronic Data Gathering Analysis and Retrieval system or incorporated by reference and (C) excluding any disclosures contained under the heading “Risk Factors” and any disclosure of risks included in any “forward-looking statements” disclaimer or in any other section to the extent they are forward-looking statements or cautionary, predictive or forward-looking in nature), Parent and Merger Sub represent and warrant to the Company as follows:

3.1. Due Organization; Subsidiaries.

(a) Each of Parent and Merger Sub is a corporation duly incorporated, validly existing and in good standing under the Laws of the State of Delaware and has all necessary corporate power and authority to conduct its business in the manner in which its business is currently being conducted and to own or lease and use its property and assets in the manner in which its property and assets are currently owned or leased and used. Since the date of its incorporation, Merger Sub has not engaged in any activities other than activities incident to its formation or in connection with or as contemplated by this Agreement.

(b) Parent is duly licensed and qualified to do business, and is in good standing (to the extent applicable in such jurisdiction), under the Laws of all jurisdictions where the nature of its business requires such licensing or qualification other than in jurisdictions where the failure to be so qualified individually or in the aggregate would not be reasonably expected to have a Parent Material Adverse Effect.

(c) Each of Parent’s Subsidiaries is a corporation or other legal entity duly organized, validly existing and, if applicable, in good standing under the Laws of the jurisdiction of its organization and has all necessary corporate or other power and authority to conduct its business in the manner in which its business is currently being conducted and to own or lease and use its property and assets in the manner in which its property and assets are currently owned or leased and used, except where the failure to have such power or authority would not be reasonably expected to have a Parent Material Adverse Effect.

3.2. Organizational Documents. Parent has made available to the Company accurate and complete copies of Parent’s and Merger Sub’s Organizational Documents in effect as of the date of this Agreement. Neither Parent nor Merger Sub is in material breach or violation of its respective Organizational Documents.

3.3. Authority; Binding Nature of Agreement. Each of Parent and Merger Sub has all necessary corporate power and authority to enter into and to perform its obligations under this Agreement and to consummate the Contemplated Transactions. The Parent Board (at meetings duly called and held) has: (a) determined that the Contemplated Transactions are fair to, advisable and in the best interests of Parent and its stockholders; (b) approved and declared advisable this Agreement and the Contemplated Transactions, including the issuance of shares of Parent Common Stock to the stockholders of the Company pursuant to the terms of this Agreement and the treatment of the Company Options pursuant to this Agreement; and (c) determined to recommend, upon the terms and subject to the conditions set forth in this Agreement, that the stockholders of Parent vote to approve this Agreement and the Contemplated Transactions, including the issuance of shares of Parent Common Stock to the stockholders of the Company pursuant to the terms of this Agreement. The Merger Sub Board (by unanimous written consent) has: (x) determined that the Contemplated Transactions are fair to, advisable, and in the best interests of Merger Sub and its sole stockholder; (y) deemed advisable and approved this Agreement and the Contemplated Transactions; and (z) determined to recommend, upon the terms and subject to the conditions set forth in this Agreement, that the stockholder of Merger Sub vote to adopt this

Agreement and thereby approve the Contemplated Transactions. This Agreement has been duly executed and delivered by Parent and Merger Sub and, assuming the due authorization, execution and delivery by the Company, constitutes the legal, valid and binding obligation of Parent and Merger Sub, enforceable against each of Parent and Merger Sub in accordance with its terms, subject to the Enforceability Exceptions.

3.4. Vote Required. The affirmative vote of a majority of the votes cast at the Parent Stockholders’ Meeting on the Parent Stockholder Matters is the only vote of the holders of any class or series of Parent’s capital stock necessary to approve the Parent Stockholder Matters (the “Required Parent Stockholder Vote”).

3.5. Non-Contravention; Consents. Subject to obtaining the Required Parent Stockholder Vote and the filing of the Certificate of Merger required by the DGCL, neither (x) the execution, delivery or performance of this Agreement by Parent or Merger Sub, nor (y) the consummation of the Contemplated Transactions, will directly or indirectly (with or without notice or lapse of time):

(a) contravene, conflict with or result in a violation of any of the provisions of the Organizational Documents of Parent or Merger Sub;

(b) contravene, conflict with or result in a violation of, or give any Governmental Body or other Person the right to challenge the Contemplated Transactions or to exercise any remedy or obtain any relief under, any Law or any order, writ, injunction, judgment or decree to which Parent or Merger Sub, or any of the assets owned or used by Parent or Merger Sub, is subject, except as would not reasonably be expected to be material to Parent or its business;

(c) contravene, conflict with or result in a violation of any of the terms or requirements of, or give any Governmental Body the right to revoke, withdraw, suspend, cancel, terminate or modify, any Governmental Authorization that is held by Parent, except as would not reasonably be expected to be material to Parent or its business;

(d) contravene, conflict with or result in a violation or breach of, or result in a default under, any provision of any Parent Material Contract, or give any Person the right to: (i) declare a default or exercise any remedy under any Parent Material Contract; (ii) any material payment, rebate, chargeback, penalty or change in delivery schedule under any Parent Material Contract; (iii) accelerate the maturity or performance of any Parent Material Contract; or (iv) cancel, terminate or modify any term of any Parent Material Contract, except in the case of any non-material breach, default, penalty or modification; or

(e) result in the imposition or creation of any Encumbrance upon or with respect to any asset owned or used by Parent (except for Permitted Encumbrances).

Except for (i) any Consent set forth on Section 3.5 of the Parent Disclosure Schedule under any Parent Contract, (ii) the Required Parent Stockholder Vote, (iii) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware pursuant to the DGCL, and (iv) such consents, waivers, approvals, orders, authorizations, registrations, declarations and filings as may be required under applicable federal and state securities Laws, Parent is not and will not be required to make any filing with or give any notice to, or to obtain any Consent from, any Person in connection with (x) the execution, delivery or performance of this Agreement, or (y) the consummation of the Contemplated Transactions, which if individually or in the aggregate were not given or obtained, would reasonably be expected to prevent or materially delay the ability of Parent and Merger Sub to consummate the Contemplated Transactions. The Parent Board and the Merger Sub Board have taken and will take all actions necessary to ensure that the restrictions applicable to business combinations contained in Section 203 of the DGCL are, and will be, inapplicable to the execution, delivery and performance of this Agreement and to the consummation of the Contemplated Transactions. No other state takeover statute or similar Law applies or purports to apply to the Merger, this Agreement or any of the other Contemplated Transactions.

3.6. Capitalization.

(a) The authorized capital stock of Parent consists of 100,000,000 shares of Parent Common Stock, par value $0.0001 per share, of which 36,069,791 shares have been issued and are outstanding as of March 31, 2018 (the “Capitalization Date”). Parent does not hold any shares of its capital stock in its treasury.

(b) All of the outstanding shares of Parent Common Stock have been duly authorized and validly issued, and are fully paid and nonassessable. None of the outstanding shares of Parent Common Stock is entitled or subject to any preemptive right, right of participation, right of maintenance or any similar right and none of the outstanding shares of Parent Common Stock is subject to any right of first refusal in favor of Parent. Except as contemplated herein, there is no Parent Contract relating to the voting or registration of, or restricting any Person from purchasing, selling, pledging or otherwise disposing of (or granting any option or similar right with respect to), any shares of Parent Common Stock. Parent is not under any obligation, nor is it bound by any Contract pursuant to which it may become obligated, to repurchase, redeem or otherwise acquire any outstanding shares of Parent Common Stock or other securities.

(c) Except for the 2014 Equity Incentive Plan, as amended from time to time (the “Parent Stock Plan”), and the ESPP, and except as set forth on Section 3.6(c) of the Parent Disclosure Schedule, Parent does not have any stock option plan or any other plan, program, agreement or arrangement providing for any equity-based compensation for any Person. As of the date of this Agreement, 2,961,928 shares have been reserved for issuance upon exercise of Parent Options granted under the Parent Stock Plan that are outstanding as of the date of this Agreement, 1,744,528 shares have been reserved for issuance upon the settlement of Parent RSUs granted under the Parent Stock Plan that are outstanding as of the date of this Agreement and 2,278,883 shares remain available for future issuance pursuant to the Parent Stock Plan.

(d) Except for the Parent Stock Plan and the ESPP, including the Parent Options and the Parent RSUs, and as otherwise set forth on Section 3.6(d) of the Parent Disclosure Schedule, there is no: (i) outstanding subscription, option, call, warrant or right (whether or not currently exercisable) to acquire any shares of the capital stock or other securities of Parent or any of its Subsidiaries; (ii) outstanding security, instrument or obligation that is or may become convertible into or exchangeable for any shares of the capital stock or other securities of Parent or any of its Subsidiaries; or (iii) condition or circumstance that is reasonably likely to give rise to or provide a basis for the assertion of a claim by any Person to the effect that such Person is entitled to acquire or receive any shares of capital stock or other securities of Parent or any of its Subsidiaries. There are no outstanding or authorized stock appreciation, phantom stock, profit participation or other similar rights with respect to Parent or any of its Subsidiaries.

(e) All outstanding shares of Parent Common Stock, Parent Options, Parent RSUs and other securities of Parent have been issued and granted in material compliance with (i) all applicable securities Laws and other applicable Law, and (ii) all requirements set forth in applicable Contracts.

3.7. SEC Filings; Financial Statements.

(a) Parent has delivered or made available to the Company accurate and complete copies of all registration statements, proxy statements, Certifications (as defined below) and other statements, reports, schedules, forms and other documents filed by Parent with the SEC since January 1, 2015 (the “Parent SEC Documents”), other than such documents that can be obtained on the SEC’s website at www.sec.gov. All material statements, reports, schedules, forms and other documents required to have been filed by Parent or its officers with the SEC have been so filed on a timely basis. As of the time it was filed with the SEC (or, if amended or superseded by a filing prior to the date of this Agreement, then on the date of such filing), each of the Parent SEC Documents complied in all material respects with the applicable requirements of the Securities Act or the Exchange Act (as the case may be) and, as of the time they were filed, none of the Parent SEC Documents contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. The certifications and statements required by (i) Rule 13a-14 under the Exchange Act and (ii) 18 U.S.C. §1350 (Section 906 of the Sarbanes-Oxley Act) relating to the Parent SEC Documents (collectively, the “Certifications”) are accurate and complete and comply as to form and content with all applicable Laws. As used in this Section 3.7, the term “file” and variations thereof shall be broadly construed to include any manner in which a document or information is furnished, supplied or otherwise made available to the SEC. Parent has never been and is not currently an issuer as such term is described in Rule 144(i) of the Securities Act.

(b) The financial statements (including any related notes) contained or incorporated by reference in the Parent SEC Documents: (i) complied as to form in all material respects with the published rules and regulations of the SEC applicable thereto; (ii) were prepared in accordance with GAAP (except as may be indicated in the notes to such financial statements or, in the case of unaudited financial statements, except as permitted by Form 10-Q of the SEC, and except that the unaudited financial statements may not contain footnotes and are subject to normal and recurring year-end adjustments none of which are material) applied on a consistent basis unless otherwise noted therein throughout the periods indicated; and (iii) fairly present, in all material respects, the financial position of Parent and its Subsidiaries as of the respective dates thereof and the results of operations and cash flows of Parent for the periods covered thereby. Other than as expressly disclosed in the Parent SEC Documents filed prior to the date hereof, there has been no material change in Parent’s or its Subsidiaries’ accounting methods or principles that would be required to be disclosed in Parent’s financial statements in accordance with GAAP. The books of account and other financial records of Parent and each of its Subsidiaries are true and complete in all material respects.

(c) Parent is in compliance in all material respects with the applicable current listing and governance rules and regulations of Nasdaq and has not received any written notice that it is not in compliance with all current listing and governance rules and regulations of Nasdaq.

(d) Parent maintains a system of internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act) that is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP and to provide reasonable assurance (i) that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP, (ii) that receipts and expenditures are made only in accordance with authorizations of management and the Parent Board and (iii) regarding prevention or timely detection of the unauthorized acquisition, use or disposition of Parent’s assets that could have a material effect on Parent’s financial statements. Parent has evaluated the effectiveness of Parent’s internal control over financial reporting as of March 31, 2018, and, to the extent required by applicable Law, presented in any applicable Parent SEC Document that is a report on Form 10-K or Form 10-Q (or any amendment thereto) its conclusions about the effectiveness of the internal control over financial reporting as of the end of the period covered by such report or amendment based on such evaluation. Parent has disclosed, based on its most recent evaluation of internal control over financial reporting, to Parent’s auditors and audit committee (and made available to the Company a summary of the significant aspects of such disclosure) (A) all significant deficiencies, if any, in the design or operation of internal control over financial reporting that are reasonably likely to adversely affect Parent’s ability to record, process, summarize and report financial information and (B) any known fraud that involves management or other employees who have a significant role in Parent’s internal control over financial reporting. Parent has not identified, based on its most recent evaluation of internal control over financial reporting, any material weaknesses in the design or operation of Parent’s internal control over financial reporting.

(e) Parent maintains “disclosure controls and procedures” (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act) that are reasonably designed to ensure that information required to be disclosed by Parent in the periodic reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the required time periods, and that all such information is accumulated and communicated to Parent’s management as appropriate to allow timely decisions regarding required disclosure and to make the Certifications.

3.8. Absence of Undisclosed Liabilities. As of the date hereof, Parent does not have any Liability, individually or in the aggregate, of a type required to be recorded or reflected on a balance sheet or disclosed in the footnotes thereto under GAAP except for: (a) Liabilities disclosed, reflected or reserved against in the Parent Balance Sheet; (b) Liabilities that have been incurred by Parent since the date of the Parent Balance Sheet in the Ordinary Course of Business and which are not in excess of $100,000; (c) Liabilities for performance of obligations of Parent under Parent Contracts; (d) Liabilities incurred in connection with the Contemplated Transactions; (e) Liabilities which would not, individually or in the aggregate, reasonably be expected to be material to Parent; and (f) Liabilities described in Section 3.8 of the Parent Disclosure Schedule.

3.9. Real Property; Leasehold. Parent does not own any real property. Parent has made available to the Company (a) an accurate and complete list of all real properties with respect to which Parent directly or indirectly holds a valid leasehold interest as well as any other real estate that is in the possession of or leased by Parent, and (b) copies of all leases under which any such real property is possessed (the “Parent Real Estate Leases”), each of which is in full force and effect, with no existing material default thereunder. Parent’s use and operation of each such leased property conforms to all applicable Laws in all material respects, and Parent has exclusive possession of each such leased property and has not granted any occupancy rights to tenants or licensees with respect to such leased property. In addition, each such leased property is free and clear of all Encumbrances other than Permitted Encumbrances. Parent has not received written notice from its landlords or any Governmental Body that: (i) relates to violations of building, zoning, safety or fire ordinances or regulations; (ii) claims any defect or deficiency with respect to any of such properties; or (iii) requests the performance of any repairs, alterations or other work to such properties.

3.10. Intellectual Property.

(a) Section 3.10 of the Parent Disclosure Schedule accurately identifies each Parent Contract pursuant to which Parent has granted any license to any material Intellectual Property owned by Parent (other than any such Intellectual Property that has been non-exclusively licensed to suppliers or service providers for the sole purpose of enabling such suppliers or service providers to provide services for Parent’s benefit) (the “Parent IP Agreements”). The manufacture, marketing, license, sale or intended use of any product or technology currently licensed pursuant to the Parent IP Agreements does not infringe or misappropriate any Intellectual Property right of any third party, which infringement or misappropriation would reasonably be expected to be material to Parent or its business.

(b) There is no current or pending Legal Proceeding (including, but not limited to, opposition, interference, inter partes review, or other proceeding in any patent or other government office) contesting the validity, ownership or right to use, sell, license or dispose of any Parent IP Rights or products or technologies, nor has Parent or any of its Subsidiaries received any written notice asserting or suggesting that any such Parent IP Rights, or the Parent’s or any of its Subsidiaries’ right to use, sell, license or dispose of any such Parent IP Rights or products or technologies conflicts with or infringes or misappropriates or will conflict with or infringe or misappropriate the rights of any other Person.

(c) Except as set forth in the Contracts listed on Section 3.10(c) of the Parent Disclosure Schedule and except for Parent Contracts entered into in the Ordinary Course of Business, (i) neither Parent nor any of its Subsidiaries is bound by any Contract to indemnify, defend, hold harmless, or reimburse any other Person with respect to any Intellectual Property infringement, misappropriation, or similar claim, in each case, that would reasonably be expected to be material to Parent or its business, and (ii) neither Parent nor any of its Subsidiaries has ever assumed, or agreed to discharge or otherwise take responsibility for, any existing or potential liability of another Person for infringement, misappropriation, or violation of any Intellectual Property right, which assumption, agreement or responsibility is material and remains in force as of the date of this Agreement.

3.11. Agreements, Contracts and Commitments. Section 3.11 of the Parent Disclosure Schedule identifies each Parent Contract that is in effect as of the date of this Agreement (other than any Parent Benefit Plan) and is:

(a) a material contract as defined in Item 601(b)(10) of Regulation S-K as promulgated under the Securities Act;

(b) each Contract relating to any agreement of indemnification or guaranty not entered into in the Ordinary Course of Business;

(c) each Contract containing (A) any covenant limiting the freedom of Parent to engage in any line of business or compete with any Person, (B) any most-favored pricing arrangement, (C) any exclusivity provision, or (D) any non-solicitation provision;

(d) each Contract relating to capital expenditures and requiring payments after the date of this Agreement in excess of $100,000 pursuant to its express terms and not cancelable without penalty;

(e) each Contract relating to the disposition or acquisition of material assets or any ownership interest in any Entity;

(f) each Contract relating to any mortgages, indentures, loans, notes or credit agreements, security agreements or other agreements or instruments relating to the borrowing of money or extension of credit or creating any material Encumbrances with respect to any assets of Parent or any loans or debt obligations with officers or directors of Parent;

(g) each Contract requiring payment by or to Parent after the date of this Agreement in excess of $100,000 pursuant to its express terms relating to: (A) any distribution agreement (identifying any that contain exclusivity provisions); (B) any agreement involving provision of services or products with respect to any pre-clinical or clinical development activities of Parent; (C) any dealer, distributor, joint marketing, alliance, joint venture, cooperation, development or other agreement currently in force under which Parent has continuing obligations to develop or market any product, technology or service, or any agreement pursuant to which Parent has continuing obligations to develop any Intellectual Property that will not be owned, in whole or in part, by Parent; or (D) any Contract to license any third party to manufacture or produce any product, service or technology of Parent or any Contract to sell, distribute or commercialize any products or service of Parent, in each case, except for Contracts entered into in the Ordinary Course of Business;

(h) each Contract with any Person, including any financial advisor, broker, finder, investment banker or other Person, providing advisory services to Parent in connection with the Contemplated Transactions;

(i) each Parent Real Estate Lease;

(j) each Contract with any Governmental Body;

(k) each Parent IP Agreement;

(l) each Contract containing any royalty, dividend or similar arrangement based on the revenues or profits of Parent; or

(m) any other Contract that is not terminable at will (with no penalty or payment) by Parent and (A) which involves payment or receipt by Parent after the date of this Agreement under any such agreement, contract or commitment of more than $100,000 in the aggregate, or obligations after the date of this Agreement in excess of $100,000 in the aggregate, or (B) that is material to the business or operations of Parent.

Parent has delivered or made available to the Company accurate and complete copies of all Contracts to which Parent is a party or by which it is bound of the type described in the foregoing clauses (a)-(m) (any such Contract, a “Parent Material Contract”). There are no Parent Material Contracts that are not in written form. Parent has not nor, to Parent’s Knowledge, as of the date of this Agreement, has any other party to a Parent Material Contract, breached, violated or defaulted under, or received notice that it breached, violated or defaulted under, any of the terms or conditions of any Parent Material Contract in such manner as would permit any other party to cancel or terminate any such Parent Material Contract, or would permit any other party to seek damages which would reasonably be expected to be material to Parent or its business. As to Parent, as of the date of this Agreement, each Parent Material Contract is valid, binding, enforceable and in full force and effect, subject to the Enforceability Exceptions. No Person is renegotiating, or has a right pursuant to the terms of any Parent Material Contract to change, any material amount paid or payable to Parent under any Parent Material Contract or any other material term or provision of any Parent Material Contract.

3.12. Compliance; Permits.

(a) Parent is, and since January 1, 2013 has been, in compliance in all material respects with all applicable Laws, including the FDCA, the FDA regulations adopted thereunder, the Controlled Substance Act and any other similar Law administered or promulgated by the FDA or other Drug Regulatory Agency, except for any noncompliance, either individually or in the aggregate, which would not be material to Parent. No investigation, claim, suit, proceeding, audit or other action by any Governmental Body is pending or, to the Knowledge of Parent, threatened against Parent. There is no agreement, judgment, injunction, order or decree binding upon Parent which (i) has or would reasonably be expected to have the effect of prohibiting or materially impairing any business practice of Parent or any of its Subsidiaries, any acquisition of material property by Parent or any of its Subsidiaries or the conduct of business by Parent or any of its Subsidiaries as currently conducted (ii) is reasonably likely to have an adverse effect on Parent’s ability to comply with or perform any covenant or obligation under this Agreement, or (iii) is reasonably likely to have the effect of preventing, delaying, making illegal or otherwise interfering with the Contemplated Transactions.

(b) Parent holds all required Governmental Authorizations which are material to the operation of the business of Parent as currently conducted (the “Parent Permits”). Parent is in material compliance with the terms of the Parent Permits. No Legal Proceeding is pending or, to the Knowledge of Parent, threatened, which seeks to revoke, limit, suspend, or materially modify any Parent Permit.

(c) There are no proceedings pending or, to the Knowledge of Parent, threatened with respect to an alleged material violation by Parent of the FDCA, FDA regulations adopted thereunder, the Controlled Substance Act or any other similar Law administered or promulgated by any Drug Regulatory Agency. All clinical, pre-clinical and other studies and tests conducted by or on behalf of, or sponsored by, Parent or its Subsidiaries, or in which Parent or its Subsidiaries or their respective products or product candidates have participated, were and, if still pending, are being conducted in all material respects in accordance with standard medical and scientific research procedures and in compliance in all material respects with the applicable regulations of any applicable Drug Regulatory Agency and other applicable Law, including 21 C.F.R. Parts 50, 54, 56, 58 and 312. No preclinical or clinical trial currently being conducted by or on behalf of Parent or any of its Subsidiaries has been terminated or suspended prior to completion for safety or non-compliance reasons. Since January 1, 2013, neither Parent nor any of its Subsidiaries has received any notices, correspondence, or other communications from any Drug Regulatory Agency requiring, or to the Knowledge of Parent threatening to initiate, the termination or suspension of any clinical studies currently being conducted by or on behalf of, or sponsored by, Parent or any of its Subsidiaries or in which Parent or any of its Subsidiaries or their respective current products or product candidates, currently participate. Neither Parent nor any of its Subsidiaries has received any notices, correspondence, or other communications regarding any clinical studies that have been conducted by or on behalf of, or sponsored by, Parent or any of its Subsidiaries or in which Parent or any of its Subsidiaries or their respective products or product candidates have participated that are anticipated to result in any material liability to Parent or its Subsidiaries or have a Material Adverse Effect on Parent or its Subsidiaries.

(d) Neither Parent nor any of its Subsidiaries is the subject of any pending or, to the Knowledge of Parent, threatened investigation in respect of its business or products by the FDA pursuant to its “Fraud, Untrue Statements of Material Facts, Bribery, and Illegal Gratuities” Final Policy set forth in 56 Fed. Reg. 46191 (September 10, 1991) and any amendments thereto. To the Knowledge of Parent, neither Parent nor any of its Subsidiaries has committed any acts, made any statement, or failed to make any statement, in each case in respect of its business or products that would violate the FDA’s “Fraud, Untrue Statements of Material Facts, Bribery, and Illegal Gratuities” Final Policy, and any amendments thereto. None of Parent, any of its Subsidiaries or any of their respective officers, employees or agents has been convicted of any crime or engaged in any conduct that could result in a debarment or exclusion (i) under 21 U.S.C. Section 335a or (ii) any similar applicable Law. No debarment or exclusionary claims, actions, proceedings or investigations in respect of their business or products are pending or, to the Knowledge of Parent, threatened against Parent, any of its Subsidiaries or any of their respective officers, employees or agents.

(e) Parent and its Subsidiaries are in compliance with all Laws relating to patient, medical or individual health information, including HIPAA, including the standards for the privacy of Individually Identifiable Health Information at 45 C.F.R. Parts 160 and 164, Subparts A and E, the standards for the protection of Electronic Protected Health Information set forth at 45 C.F.R. Part 160 and 45 C.F.R. Part 164, Subpart A and Subpart C, the standards for transactions and code sets used in electronic transactions at 45 C.F.R. Part 160, Subpart A and Part 162, and the standards for Breach Notification for Unsecured Protected Health Information at 45 C.F.R. Part 164, Subpart D, all as amended from time to time. Parent and its Subsidiaries have entered into, where required, and are in compliance in all material respects with the terms of all Business Associate (as defined in HIPAA) agreements to which Parent or a Subsidiary is a party or otherwise bound. Parent and its Subsidiaries have created and maintained written policies and procedures to protect the privacy of all protected health information, provide training to all employees and agents as required under HIPAA, and have implemented security procedures, including physical, technical and administrative safeguards, to protect all personal information and Protected Health Information stored or transmitted in electronic form. Neither Parent nor its Subsidiaries have received written notice from the Office for Civil Rights for the U.S. Department of Health and Human Services or any other Governmental Body of any allegation regarding its failure to comply with HIPAA or any other state law or regulation applicable to the protection of individually identifiable health information or personally identifiable information. No successful Security Incident, Breach of Unsecured Protected Health Information or breach of personally identifiable information under applicable state or federal laws have occurred with respect to information maintained or transmitted to Parent, any of its Subsidiaries, or an agent or third party subject to a Business Associate Agreement with Parent or a Subsidiary of Parent. All capitalized terms in this Section 3.12(e) not otherwise defined in this Agreement shall have the meanings set forth under HIPAA.

(f) Parent and each of its Subsidiaries have complied in all material respects with the ICH E9 Guidance for Industry to the extent applicable to their current activities.

3.13. Legal Proceedings; Orders.

(a) As of the date of this Agreement, there is no material pending Legal Proceeding and, to the Knowledge of Parent, no Person has threatened in writing to commence any Legal Proceeding: (i) that involves (A) Parent, (B) any Parent Associate (in his or her capacity as such) or (C) any of the material assets owned or used by Parent; or (ii) that challenges, or that may have the effect of preventing, delaying, making illegal or otherwise interfering with, the Contemplated Transactions.

(b) Except as set forth in Section 3.13(b) of the Parent Disclosure Schedule, since January 1, 2013, no Legal Proceeding has been pending against Parent that resulted in material liability to Parent.

(c) There is no order, writ, injunction, judgment or decree to which Parent, or any of the material assets owned or used by Parent, is subject. To the Knowledge of Parent, no officer or other Key Employee of

Parent is subject to any order, writ, injunction, judgment or decree that prohibits such officer or employee from engaging in or continuing any conduct, activity or practice relating to the business of Parent or to any material assets owned or used by Parent.

3.14. Tax Matters.

(a) Parent has timely filed all income Tax Returns and other material Tax Returns that they were required to file under applicable Law. All such Tax Returns are correct and complete in all material respects and have been prepared in compliance with all applicable Law. No claim has ever been made by any Governmental Body in any jurisdiction where Parent does not file a particular Tax Return or pay a particular Tax that Parent is subject to taxation by that jurisdiction.

(b) All income and other material Taxes due and owing by Parent on or before the date hereof (whether or not shown on any Tax Return) have been fully paid. Since the Parent Balance Sheet Date, Parent has not incurred any material Liability for Taxes outside the Ordinary Course of Business.

(c) All Taxes that Parent is or was required by Law to withhold or collect have been duly and timely withheld or collected in all material respects on behalf of its respective employees, independent contractors, stockholders, or other third parties and, have been timely paid to the proper Governmental Body or other Person or properly set aside in accounts for this purpose.

(d) There are no Encumbrances for material Taxes (other than Taxes not yet due and payable) upon any of the assets of Parent.

(e) No deficiencies for income or other material Taxes with respect to Parent have been claimed, proposed or assessed by any Governmental Body in writing. There are no pending or ongoing, and to the Knowledge of Parent, threatened audits, assessments or other actions for or relating to any liability in respect of a material amount of Taxes of Parent. Neither Parent nor any of its predecessors has waived any statute of limitations in respect of any income or other material Taxes or agreed to any extension of time with respect to any income or other material Tax assessment or deficiency.

(f) Parent has not been a United States real property holding corporation within the meaning of Section 897(c)(2) of the Code during the applicable period specified in Section 897(c)(1)(A)(ii) of the Code.

(g) Parent is not a party to any Tax allocation agreement, Tax sharing agreement, Tax indemnity agreement, or similar agreement or arrangement, other than customary commercial contracts entered into in the Ordinary Course of Business the principal subject matter of which is not Taxes.

(h) Parent will not be required to include any material item of income in, or exclude any material item of deduction from, taxable income for any Tax period (or portion thereof) ending after the Closing Date as a result of any: (i) change in method of accounting for Tax purposes; (ii) use of an improper method of accounting for a Tax period ending on or prior to the Closing Date; (iii) “closing agreement” as described in Section 7121 of the Code (or any similar provision of state, local or foreign Law) executed on or prior to the Closing Date; (iv) intercompany transaction or excess loss account described in Treasury Regulations under Section 1502 of the Code (or any similar provision of state, local or foreign Law); (v) installment sale or open transaction disposition made on or prior to the Closing Date; (vi) prepaid amount received or deferred revenue accrued on or prior to the Closing Date; or (vii) election under Section 108(i) (or any similar provision of state, local or foreign Law).

(i) Parent has never been a member of a consolidated, combined or unitary Tax group (other than such a group the common parent of which is Parent). Parent has no Liability for any material Taxes of any Person (other than Parent and any of its Subsidiaries) under Treasury Regulations Section 1.1502-6 (or any similar provision of state, local, or foreign Law), or as a transferee or successor.

(j) Parent has not distributed stock of another Person, or had its stock distributed by another Person, in a transaction that was purported or intended to be governed in whole or in part by Section 355 of the Code or Section 361 of the Code (or any similar provisions of state, local or foreign Law).

(k) Parent has never had a permanent establishment (within the meaning of an applicable Tax treaty) or otherwise has an office or fixed place of business in a jurisdiction outside of the United States.

(l) Parent has not participated in or been a party to a transaction that, as of the date of this Agreement, constitutes a “listed transaction” that is required to be reported to the IRS pursuant to Section 6011 of the Code and applicable Treasury Regulations thereunder.

(m) Neither Parent nor any of its Subsidiaries has taken any action or knows of any fact that would reasonably be expected to prevent the Merger from qualifying for the Intended Tax Treatment.

For purposes of this Section 3.14, each reference to Parent shall be deemed to include any Person that was liquidated into, merged with, or is otherwise a predecessor to, Parent.

3.15. Employee and Labor Matters; Benefit Plans.

(a) Section 3.15(a) of the Parent Disclosure Schedule is a list of all material Parent Benefit Plans, including, without limitation, each Parent Benefit Plan that provides for retirement, change in control, deferred compensation, incentive compensation, severance or retiree medical or life insurance benefits. “Parent Benefit Plan” means each (i) “employee benefit plan” as defined in Section 3(3) of ERISA and (ii) other pension, retirement, deferred compensation, excess benefit, profit sharing, bonus, incentive, equity or equity-based, phantom equity, employment, consulting, severance, change-of-control, retention, health, life, disability, group insurance, paid-time off, holiday, welfare and fringe benefit plan, program, contract, or arrangement (whether written or unwritten, qualified or nonqualified, funded or unfunded and including any that have been frozen or terminated), in any case, maintained, contributed to, or required to be contributed to, by Parent or Parent ERISA Affiliates for the benefit of any current or former employee, director, officer or independent contractor of Parent or under which Parent has any actual or contingent liability (including, without limitation, as to the result of it being treated as a single employer under Code Section 414 with any other person).

(b) As applicable with respect to each material Parent Benefit Plan, Parent has made available to the Company, true and complete copies of (i) each material Parent Benefit Plan, including all amendments thereto, and in the case of an unwritten material Parent Benefit Plan, a written description thereof, (ii) all current trust documents, investment management contracts, custodial agreements, administrative services agreements and insurance and annuity contracts relating thereto, (iii) the current summary plan description and each summary of material modifications thereto, (iv) the most recently filed annual reports with any Governmental Body (e.g., Form 5500 and all schedules thereto), (v) the most recent IRS determination, opinion or advisory letter, (vi) the most recent summary annual reports, nondiscrimination testing reports, actuarial reports, financial statements and trustee reports, (vii) all records, notices and filings concerning IRS or Department of Labor or other Governmental Body audits or investigations, “prohibited transactions” within the meaning of Section 406 of ERISA or Section 4975 of the Code and (viii) all policies and procedures established to comply with the privacy and security rules of HIPAA.

(c) Each Parent Benefit Plan has been maintained, operated and administered in compliance in all material respects with its terms and any related documents or agreements and the applicable provisions of ERISA, the Code and all other Laws.

(d) The Parent Benefit Plans which are “employee pension benefit plans” within the meaning of Section 3(2) of ERISA and which are intended to meet the qualification requirements of Section 401(a) of the Code have received determination letters from the IRS on which they may currently rely to the effect that such plans are qualified under Section 401(a) of the Code and the related trusts are exempt from federal income Taxes under Section 501(a) of the Code, respectively, and nothing has occurred that would reasonably be expected to materially adversely affect the qualification of such Parent Benefit Plan or the tax exempt status of the related trust.

(e) Neither Parent or any Parent ERISA Affiliate maintains, contributes to, is required to contribute to, or has any actual or contingent liability with respect to, (i) any “employee pension benefit plan” (within the meaning of Section 3(2) of ERISA) that is subject to Title IV or Section 302 of ERISA or Section 412 of the Code, (ii) any “multiemployer plan” (within the meaning of Section 3(37) of ERISA), (iii) any “multiple employer plan” (within the meaning of Section 413 of the Code) or (iv) any “multiple employer welfare arrangement” (within the meaning of Section 3(40) of ERISA).

(f) There are no pending audits or investigations by any Governmental Body involving any Parent Benefit Plan, and no pending or, to the Knowledge of Parent, threatened claims (except for individual claims for benefits payable in the normal operation of the Parent Benefit Plans), suits or proceedings involving any Parent Benefit Plan, any fiduciary thereof or service provider thereto, in any case except as would not be reasonably expected to result in material liability to Parent.

(g) Neither Parent or any Parent ERISA Affiliates, nor to the Knowledge of Parent, any fiduciary, trustee or administrator of any Parent Benefit Plan, has engaged in, or in connection with the transactions contemplated by this Agreement will engage in, any transaction with respect to any Parent Benefit Plan which would subject any such Parent Benefit Plan, Parent or Parent ERISA Affiliates to a material Tax, material penalty or material liability for a “prohibited transaction” under Section 406 of ERISA or Section 4975 of the Code.

(h) No Parent Benefit Plan provides death, medical, dental, vision, life insurance or other welfare benefits beyond termination of service or retirement other than coverage mandated by Law and neither Parent or any Parent ERISA Affiliates has made a written or oral representation promising the same.

(i) Neither the execution of, nor the performance of the transactions contemplated by, this Agreement will either alone or in connection with any other event(s) (i) result in any payment becoming due to any current or former employee, director, officer, or independent contractor of Parent, (ii) increase any amount of compensation or benefits otherwise payable under any Parent Benefit Plan, (iii) result in the acceleration of the time of payment, funding or vesting of any benefits under any Parent Benefit Plan, (iv) require any contribution or payment to fund any obligation under any Parent Benefit Plan or (v) limit the right to merge, amend or terminate any Parent Benefit Plan.

(j) Neither the execution of, nor the consummation of the transactions contemplated by this Agreement (either alone or when combined with the occurrence of any other event, including without limitation, a termination of employment) will result in the receipt or retention by any person who is a “disqualified individual” (within the meaning of Code Section 280G) of any payment or benefit that is or could be characterized as a “parachute payment” (within the meaning of Code Section 280G), determined without regard to the application of Code Section 280G(b)(5).

(k) The exercise price of each Parent Option is not, never has been and can never be less than the fair market value of one share of Parent Common Stock as of the grant date of such Parent Option.

(l) No current or former employee, officer, director or independent contractor of Parent has any “gross up” agreements or other assurance of reimbursement for any Taxes imposed under Code Section 409A or Code Section 4999.

(m) Parent is not a party to, bound by, or has a duty to bargain under, any collective bargaining agreement or other Contract with a labor union, labor organization, or similar Person representing any of its employees, and there is no labor union, labor organization, or similar Person representing or, to the Knowledge of Parent, purporting to represent or seeking to represent any employees of Parent, including through the filing of a petition for representation election.

(n) Parent is, and since January 1, 2013 has been, in material compliance with all applicable Laws respecting labor, employment, employment practices, and terms and conditions of employment, including worker classification, tax withholding, prohibited discrimination and retaliation, equal employment opportunities, harassment, fair employment practices, meal and rest periods, immigration, employee safety and health, wages (including overtime wages), unemployment and workers’ compensation, leaves of absence, and hours of work. Except as would not be reasonably likely to result in a material liability to Parent, with respect to employees of Parent, Parent, since January 1, 2013: (i) has withheld and reported all amounts required by Law or by agreement to be withheld and reported with respect to wages, salaries and other payments, benefits, or compensation to employees, (ii) is not liable for any arrears of wages (including overtime wages), severance pay or any Taxes or any penalty for failure to comply with any of the foregoing, and (iii) is not liable for any payment to any trust or other fund governed by or maintained by or on behalf of any Governmental Body, with respect to unemployment compensation benefits, disability, social security or other benefits or obligations for employees (other than routine payments to be made in the Ordinary Course of Business). There are no actions, suits, claims, charges, lawsuits, investigations, audits or administrative matters pending or, to the Knowledge of Parent, threatened or reasonably anticipated against Parent relating to any employee, applicant for employment, consultant, employment agreement or Parent Benefit Plan (other than routine claims for benefits).

(o) Except as would not be reasonably likely to result in a material liability to Parent, with respect to each individual who currently renders services to Parent, Parent has accurately classified each such individual as an employee, independent contractor, or otherwise under all applicable Laws and, for each individual classified as an employee, Parent has accurately classified him or her as overtime eligible or overtime ineligible under all applicable Laws. Parent has no material liability with respect to any misclassification of: (a) any Person as an independent contractor rather than as an employee, (b) any employee leased from another employer, or (c) any employee currently or formerly classified as exempt from overtime wages.

(p) There is not and has not been in the past three (3) years, nor is there or has there been in the past three (3) years any threat of, any strike, slowdown, work stoppage, lockout, union election petition, demand for recognition, or any similar activity or dispute, or, to the Knowledge of Parent, any union organizing activity, against Parent. No event has occurred, and no condition or circumstance exists, that might directly or indirectly be likely to give rise to or provide a basis for the commencement of any such strike, slowdown, work stoppage, lockout, union election petition, demand for recognition, any similar activity or dispute, or, to the Knowledge of Parent, any union organizing activity.

(q) There is no Legal Proceeding, claim, unfair labor practice charge or complaint, labor dispute or grievance pending or, to the Knowledge of Parent, threatened against Parent relating to labor, employment, employment practices, or terms and conditions of employment.

(r) There is no contract, agreement, plan or arrangement to which Parent or any Parent Affiliate is a party or by which it is bound to compensate any of its employees for excise taxes paid pursuant to Section 4999 of the Code.

(s) As of the date hereof, no Key Employee has submitted his or her resignation or, to the Knowledge of Parent, intends to resign.

3.16. Environmental Matters. Parent is and since January 1, 2013 has complied with all applicable Environmental Laws, which compliance includes the possession by Parent of all permits and other Governmental Authorizations required under applicable Environmental Laws and compliance with the terms and conditions thereof, except for any failure to be in such compliance that, either individually or in the aggregate, would not reasonably be expected to be material to Parent or its business. Parent has not received since January 1, 2013 (or prior to that time, which is pending and unresolved), any written notice or other communication (in writing or otherwise), whether from a Governmental Body or other Person, that alleges that Parent is not in compliance with or has liability pursuant to any Environmental Law and, to the Knowledge of Parent, there are no circumstances that would reasonably be expected to prevent or interfere with Parent’s compliance in any material respects with any Environmental Law, except where such failure to comply would not reasonably be expected to be material to Parent or its business. No current or (during the time a prior property was leased or controlled by Parent) prior property leased or controlled by Parent has had a release of or exposure to Hazardous Materials in material violation of or as would reasonably be expected to result in any material liability of Parent pursuant to Environmental Law. No consent, approval or Governmental Authorization of or registration or filing with any Governmental Body is required by Environmental Laws in connection with the execution and delivery of this Agreement or the consummation of Contemplated Transactions. Prior to the date hereof, Parent has provided or otherwise made available to the Company true and correct copies of all material environmental reports, assessments, studies and audits in the possession or control of Parent with respect to any property leased or controlled by Parent or any business operated by it.

3.17. Transactions with Affiliates. Except as set forth in the Parent SEC Documents, since the date of Parent’s last proxy statement filed in 2017 with the SEC, no event has occurred that would be required to be reported by Parent pursuant to Item 404 of Regulation S-K.

3.18. No Financial Advisors. Except as set forth on Section 3.18 of the Parent Disclosure Schedule, no broker, finder or investment banker is entitled to any brokerage fee, finder’s fee, opinion fee, success fee, transaction fee or other fee or commission in connection with the Contemplated Transactions based upon arrangements made by or on behalf of Parent.

3.19. Valid Issuance. The Parent Common Stock to be issued in the Merger will, when issued in accordance with the provisions of this Agreement, be validly issued, fully paid and nonassessable.

3.20. Opinion of Financial Advisor. The Parent Board has received an opinion of Cowen & Company, LLC to the effect that, as of the date of such opinion and subject to the assumptions, qualifications, limitations and other matters set forth therein, the Exchange Ratio is fair, from a financial point of view, to the stockholders of Parent. It is agreed and understood that such opinion is for the benefit of the Parent Board and may not be relied upon by the Company.

3.21. Insurance. Parent has delivered or made available to the Company accurate and complete copies of all material insurance policies and all material self-insurance programs and arrangements relating to the business, assets, liabilities and operations of Parent and each of its Subsidiaries. Each of such insurance policies is in full force and effect and Parent and each of its Subsidiaries are in compliance in all material respects with the terms thereof. Other than customary end of policy notifications from insurance carriers, since January 1, 2013, neither Parent nor any of its Subsidiaries has received any notice or other communication regarding any actual or possible: (i) cancellation or invalidation of any insurance policy; or (ii) refusal or denial of any coverage, reservation of rights or rejection of any material claim under any insurance policy. Parent and each of its Subsidiaries have provided timely written notice to the appropriate insurance carrier(s) of each Legal Proceeding that is currently pending against Parent or any of its Subsidiaries for which Parent or such Subsidiary has insurance coverage, and no such carrier has issued a denial of coverage or a reservation of rights with respect to any such Legal Proceeding, or informed Parent or any of its Subsidiaries of its intent to do so.

3.22. Anti-Bribery. None of Parent or any of its Subsidiaries or any of their respective directors, officers, employees or agents or any other Person acting on their behalf has directly or indirectly made any bribes, rebates, payoffs, influence payments, kickbacks, illegal payments, illegal political contributions, or other payments, in the form of cash, gifts, or otherwise, or taken any other action, in violation of the Anti-Bribery Laws. Neither Parent nor any of its Subsidiaries is or has been the subject of any investigation or inquiry by any Governmental Body with respect to potential violations of Anti-Bribery Laws.

3.23. Disclaimer of Other Representations or Warranties. Except as previously set forth in this Section 3 or in any certificate delivered by Parent or Merger Sub to the Company pursuant to this Agreement, neither Parent nor Merger Sub makes any representation or warranty, express or implied, at law or in equity, with respect to it or any of its assets, liabilities or operations, and any such other representations or warranties are hereby expressly disclaimed.

Section 4. CERTAIN COVENANTS OF THE PARTIES

4.1. Operation of Parent’s Business.

(a) Except as set forth on Section 4.1(a) of the Parent Disclosure Schedule, as expressly permitted by this Agreement, as required by applicable Law or unless the Company shall otherwise consent in writing (which consent shall not be unreasonably withheld, delayed or conditioned), during the period commencing on the date of this Agreement and continuing until the earlier to occur of the termination of this Agreement pursuant to Section 9 and the Effective Time (the “Pre-Closing Period”): Parent shall conduct its business and operations in the Ordinary Course of Business and in compliance with all applicable Laws and the requirements of all Contracts that constitute Parent Material Contracts.

(b) Except (i) as expressly permitted by this Agreement, (ii) as set forth in Section 4.1(b) of the Parent Disclosure Schedule, (iii) as required by applicable Law or (iv) with the prior written consent of the Company (which consent shall not be unreasonably withheld, delayed or conditioned), at all times during the Pre-Closing Period, Parent shall not:

(i) declare, accrue, set aside or pay any dividend or make any other distribution in respect of any shares of its capital stock or repurchase, redeem or otherwise reacquire any shares of its capital stock or other securities (except in connection with the payment of the exercise price and/or withholding Taxes incurred upon the exercise, settlement or vesting of any award granted under the Parent Stock Plan);

(ii) sell, issue, grant, pledge or otherwise dispose of or encumber or authorize any of the foregoing with respect to: (A) any capital stock or other security of Parent (except for Parent Common Stock issued upon the valid exercise of outstanding Parent Options or Parent RSUs); (B) any option, warrant or right to acquire any capital stock or any other security; or (C) any instrument convertible into or exchangeable for any capital stock or other security of Parent;

(iii) except as required to give effect to anything in contemplation of the Closing, amend any of its Organizational Documents, or effect or be a party to any merger, consolidation, share exchange, business combination, recapitalization, reclassification of shares, stock split, reverse stock split or similar transaction except, for the avoidance of doubt, the Contemplated Transactions;

(iv) form any Subsidiary or acquire any equity interest or other interest in any other Entity or enter into a joint venture with any other Entity;

(v) (A) lend money to any Person, (B) incur or guarantee any indebtedness for borrowed money, (C) incur or guarantee any debt securities of others, or (D) make any capital expenditure or commitment in excess of the budgeted capital expenditure and commitment amounts set forth in the Parent operating budget delivered to the Company concurrently with the execution of this Agreement (the “Parent Budget”);

(vi) other than as required by applicable Law or the terms of any Parent Benefit Plan as in effect on the date of this Agreement (including any retention arrangement entered into prior to the date of this Agreement and disclosed in Section 3.15(a) of the Parent Disclosure Schedule): (A) adopt, terminate, establish or enter into any Parent Benefit Plan; (B) cause or permit any Parent Benefit Plan to be amended in any material respect; (C) pay any bonus or make any profit-sharing or similar payment to, or increase the amount of the wages, salary, commissions, benefits or other compensation or remuneration payable to, any of its directors, officers or employees, other than increases in base salary and annual cash bonus opportunities and payments made in the Ordinary Course of Business consistent with past practice; (D) increase the severance or change of control benefits offered to any current or new employees, directors or consultants or (E) hire, terminate or give notice of termination to any (x) officer or (y) employee whose annual base salary is or is expected to be more than $125,000 per year;

(vii) recognize any labor union, labor organization, or similar Person;

(viii) enter into any material transaction other than in the Ordinary Course of Business;

(ix) acquire any material asset or sell, lease or otherwise irrevocably dispose of any of its assets or properties, or grant any Encumbrance with respect to such assets or properties, except in the Ordinary Course of Business;

(x) make, change or revoke any Tax election, fail to pay any income or other material Tax as such Tax becomes due and payable, file any amendment making any material change to any Tax Return, settle or compromise any income or other material Tax liability, enter into any Tax allocation, sharing, indemnification or other similar agreement or arrangement, request or consent to any extension or waiver of any limitation period with respect to any claim or assessment for any income or other material Taxes (other than in connection with any extension of time to file any Tax Return), or adopt or change any accounting method in respect of Taxes;

(xi) enter into, materially amend or terminate any Parent Material Contract;

(xii) except as otherwise set forth in the Parent Budget, make any expenditures, incur any Liabilities or discharge or satisfy any Liabilities, in each case, in amounts that exceed the aggregate amount of the Parent Budget by $300,000;

(xiii) other than as required by Law or GAAP, take any action to change accounting policies or procedures; or

(xiv) agree, resolve or commit to do any of the foregoing.

Nothing contained in this Agreement shall give the Company, directly or indirectly, the right to control or direct the operations of Parent prior to the Effective Time. Prior to the Effective Time, Parent shall exercise, consistent with the terms and conditions of this Agreement, complete unilateral control and supervision over its business operations.

4.2. Operation of the Company’s Business.

(a) Except as set forth on Section 4.2(a) of the Company Disclosure Schedule, as expressly permitted by this Agreement, as required by applicable Law or unless Parent shall otherwise consent in writing (which consent shall not be unreasonably withheld, delayed or conditioned), during the Pre-Closing Period: each of the Company and its Subsidiaries shall conduct its business and operations in the Ordinary Course of Business and in compliance with all applicable Laws and the requirements of all Contracts that constitute Company Material Contracts.

(b) Except (i) as expressly permitted by this Agreement, (ii) as set forth in Section 4.2(b) of the Company Disclosure Schedule, (iii) as required by applicable Law or (iv) with the prior written consent of Parent (which consent shall not be unreasonably withheld, delayed or conditioned), at all times during the Pre-Closing Period, the Company shall not, nor shall it cause or permit any of its Subsidiaries to, do any of the following:

(i) declare, accrue, set aside or pay any dividend or make any other distribution in respect of any shares of capital stock; or repurchase, redeem or otherwise reacquire any shares of its capital stock or other securities (except for shares of Company Common Stock from terminated employees, directors or consultants of the Company);

(ii) sell, issue, grant, pledge or otherwise dispose of or encumber or authorize any of the foregoing with respect to: (A) any capital stock or other security of the Company or any of its Subsidiaries

(except for shares of outstanding Company Common Stock issued upon the valid exercise of Company Options); (B) any option, warrant or right to acquire any capital stock or any other security, other than option grants to employees and service providers in the Ordinary Course of Business; or (C) any instrument convertible into or exchangeable for any capital stock or other security of the Company or any of its Subsidiaries;

(iii) except as required to give effect to anything in contemplation of the Closing, amend any of its or its Subsidiaries’ Organizational Documents, or effect or be a party to any merger, consolidation, share exchange, business combination, recapitalization, reclassification of shares, stock split, reverse stock split or similar transaction except, for the avoidance of doubt, the Contemplated Transactions;

(iv) form any Subsidiary or acquire any equity interest or other interest in any other Entity or enter into a joint venture with any other Entity;

(v) (A) lend money to any Person, (B) incur or guarantee any indebtedness for borrowed money, (C) guarantee any debt securities of others, or (D) make any capital expenditure or commitment in excess of the budgeted capital expenditure and commitment amounts set forth in the Company operating budget delivered to Parent concurrently with the execution of this Agreement (the “Company Budget”);

(vi) other than as required by applicable Law or the terms of any Benefit Plan, including any retention arrangement entered into prior to the date of this Agreement and disclosed in Section 2.17(a) of the Company Disclosure Schedule, as in effect on the date of this Agreement: (A) adopt, terminate, establish or enter into any Benefit Plan; (B) cause or permit any Benefit Plan to be amended in any material respect; (C) pay any bonus or make any profit-sharing or similar payment to, or increase the amount of the wages, salary, commissions, benefits or other compensation or remuneration payable to, any of its directors, officers or employees, other than increases in base salary and annual cash bonus opportunities and payments made in the Ordinary Course of Business consistent with past practice; (D) increase the severance or change of control benefits offered to any current or new employees, directors or consultants or (E) hire, terminate or give notice of termination to any (x) officer or (y) employee whose annual base salary is or is expected to be more than $125,000 per year;

(vii) recognize any labor union, labor organization, or similar Person;

(viii) enter into any material transaction other than in the Ordinary Course of Business;

(ix) acquire any material asset or sell, lease or otherwise irrevocably dispose of any of its assets or properties, or grant any Encumbrance with respect to such assets or properties, except in the Ordinary Course of Business;

(x) sell, assign, transfer, license, sublicense or otherwise dispose of any material Company IP Rights (other than pursuant to non-exclusive licenses in the Ordinary Course of Business);

(xi) make, change or revoke any Tax election, fail to pay any income or other material Tax as such Tax becomes due and payable, file any amendment making any material change to any Tax Return, settle or compromise any income or other material Tax liability, enter into any Tax allocation, sharing, indemnification or other similar agreement or arrangement, request or consent to any extension or waiver of any limitation period with respect to any claim or assessment for any income or other material Taxes (other than in connection with any extension of time to file any Tax Return), or adopt or change any accounting method in respect of Taxes;

(xii) (A) terminate any Company Material Contract or (B) subject to Section 4.2(d) below, enter into or materially amend any Company Material Agreement if such proposed Company Material Agreement or amendment to a Company Material Agreement (x) is not in the Ordinary Course of Business and payments by the Company thereunder are expected to exceed $50,000, (y) is in the Ordinary Course of Business but payments thereunder are expected to exceed $300,000 or (z) is in the Ordinary Course of Business but payments thereunder are expected to cause the Company to exceed the cumulative projected expenses as set forth in the Company Budget by more than $100,000;

(xiii) except as otherwise set forth in the Company Budget, make any expenditures, incur any Liabilities or discharge or satisfy any Liabilities, in each case, in amounts that exceed the aggregate amount of the Company Budget by $500,000;

(xiv) other than as required by Law or GAAP, take any action to change accounting policies or procedures; or

(xv) agree, resolve or commit to do any of the foregoing.

(c) Nothing contained in this Agreement shall give Parent, directly or indirectly, the right to control or direct the operations of the Company prior to the Effective Time. Prior to the Effective Time, the Company shall exercise, consistent with the terms and conditions of this Agreement, complete unilateral control and supervision over its business operations.

(d) Notwithstanding anything in Section 4.2(b) to the contrary, in the event that Company wishes to obtain Parent’s written consent to enter into or materially amend any Company Material Agreement as contemplated by Section 4.2(b)(xii) above, the Company shall provide notice thereof to Parent in accordance with Section 10.8 and include with such notice a copy of the proposed Company Material Agreement or the proposed amendment to a Company Material Agreement, as applicable. Parent shall have three (3) Business Days to review such notice and may request additional information or documents as Parent may require in its reasonable discretion in connection with such review. Parent’s consent to any proposed Company Material Agreement or proposed amendment to a Company Material Agreement shall not be unreasonably withheld. Parent shall be deemed to have consented to any such proposed Company Material Agreement or proposed amendment to a Company Material Agreement if Parent does not respond to the Company by the end of such three (3) Business Day period.

4.3. Access and Investigation. Subject to the terms of the Confidentiality Agreement, which the Parties agree will continue in full force following the date of this Agreement, during the Pre-Closing Period, upon reasonable notice, Parent, on the one hand, and the Company, on the other hand, shall and shall use commercially reasonable efforts to cause such Party’s Representatives to: (a) provide the other Party and such other Party’s Representatives with reasonable access during normal business hours to such Party’s Representatives, personnel, property and assets and to all existing books, records, Tax Returns, work papers and other documents and information relating to such Party and its Subsidiaries; (b) provide the other Party and such other Party’s Representatives with such copies of the existing books, records, Tax Returns, work papers, product data, and other documents and information relating to such Party and its Subsidiaries, and with such additional financial, operating and other data and information regarding such Party and its Subsidiaries as the other Party may reasonably request; (c) permit the other Party’s officers and other employees to meet, upon reasonable notice and during normal business hours, with the chief financial officer and other officers and managers of such Party responsible for such Party’s financial statements and the internal controls of such Party to discuss such matters as the other Party may deem necessary or appropriate and; (d) make available to the other Party copies of unaudited financial statements, material operating and financial reports prepared for senior management or the board of directors of such Party, and any material notice, report or other document filed with or sent to or received from any Governmental Body in connection with the Contemplated Transactions. Any investigation conducted by either Parent or the Company pursuant to this Section 4.3 shall be conducted in such manner as not to interfere unreasonably with the conduct of the business of the other Party.

Notwithstanding the foregoing, any Party may restrict the foregoing access to the extent that any Law applicable to such Party requires such Party to restrict or prohibit access to any such properties or information or as may be necessary to preserve the attorney-client privilege under any circumstances in which such privilege may be jeopardized by such disclosure or access.

4.4. Parent Non-Solicitation.

(a) Parent agrees that, during the Pre-Closing Period, neither it nor any of its Subsidiaries shall, nor shall it or any of its Subsidiaries authorize any of its Representatives to, directly or indirectly: (i) solicit, initiate or knowingly encourage, induce, discuss, negotiate or facilitate the communication, making, submission or announcement of any Acquisition Proposal or Acquisition Inquiry or take any action that could reasonably be expected to lead to an Acquisition Proposal or Acquisition Inquiry; (ii) furnish any non-public information regarding Parent or any of its Subsidiaries to any Person in connection with or in response to an Acquisition Proposal or Acquisition Inquiry; (iii) engage in discussions or negotiations with any Person with respect to any Acquisition Proposal or Acquisition Inquiry; (iv) approve, endorse or recommend any Acquisition Proposal (subject to Section 5.3); (v) execute or enter into any letter of intent or any Contract contemplating or otherwise relating to any Acquisition Transaction; or (vi) publicly propose to do any of the foregoing; provided, however, that, notwithstanding anything contained in this Section 4.4 and subject to compliance with this Section 4.4, prior to obtaining the Required Parent Stockholder Vote, Parent may furnish non-public information regarding Parent and its Subsidiaries to, and enter into discussions or negotiations with, any Person in response to a bona fide written Acquisition Proposal by such Person which the Parent Board determines in good faith, after consultation with Parent’s outside financial advisors and outside legal counsel, constitutes, or is reasonably likely to result in, a Superior Offer (and is not withdrawn) if: (A) neither Parent nor any of its Representatives shall have breached this Section 4.4 in any material respect, (B) the Parent Board concludes in good faith based on the advice of outside legal counsel, that the failure to take such action is reasonably likely to be inconsistent with the fiduciary duties of the Parent Board under applicable Law; (C) Parent receives from such Person an executed confidentiality agreement containing provisions (including nondisclosure provisions, use restrictions, non-solicitation provisions and no hire provisions) at least as favorable to Parent as those contained in the Confidentiality Agreement; and (D) substantially contemporaneously with furnishing any such nonpublic information to such Person, Parent furnishes such nonpublic information to the Company (to the extent such information has not been previously furnished by Parent to the Company). Without limiting the generality of the foregoing, Parent acknowledges and agrees that, in the event any Representative of Parent (whether or not such Representative is purporting to act on behalf of Parent) takes any action that, if taken by Parent, would constitute a breach of this Section 4.4, the taking of such action by such Representative shall be deemed to constitute a breach of this Section 4.4 by Parent for purposes of this Agreement.

(b) If Parent or any Representative of Parent receives an Acquisition Proposal or Acquisition Inquiry at any time during the Pre-Closing Period, then Parent shall promptly (and in no event later than one Business Day after Parent becomes aware of such Acquisition Proposal or Acquisition Inquiry) advise the Company orally and in writing of such Acquisition Proposal or Acquisition Inquiry (including the identity of the Person making or submitting such Acquisition Proposal or Acquisition Inquiry, and the material terms thereof). Parent shall keep the Company reasonably informed with respect to the status and material terms of any such Acquisition Proposal or Acquisition Inquiry and any material modification or proposed material modification thereto.

(c) Parent shall immediately cease and cause to be terminated any existing discussions, negotiations and communications with any Person that relate to any Acquisition Proposal or Acquisition Inquiry as of the date of this Agreement and request the destruction or return of any nonpublic information of Parent or any of its Subsidiaries provided to such Person.

4.5. Company Non-Solicitation.

(a) The Company agrees that, during the Pre-Closing Period, neither it nor any of its Subsidiaries shall, nor shall it or any of its Subsidiaries authorize any of its Representatives to, directly or indirectly: (i) solicit, initiate or knowingly encourage, induce, discuss, negotiate or facilitate the communication, making, submission or announcement of any Acquisition Proposal or Acquisition Inquiry or take any action that could reasonably be expected to lead to an Acquisition Proposal or Acquisition Inquiry; (ii) furnish any non-public information regarding the Company or any of its Subsidiaries to any Person in connection with or in response to an Acquisition Proposal or Acquisition Inquiry; (iii) engage in discussions or negotiations with any Person with respect to any Acquisition Proposal or Acquisition Inquiry; (iv) approve, endorse or recommend any Acquisition Proposal (subject to Section 5.2); (v) execute or enter into any letter of intent or any Contract contemplating or otherwise relating to any Acquisition Transaction; or (vi) publicly propose to do any of the foregoing; provided, however, that, notwithstanding anything contained in this Section 4.5 and subject to compliance with this Section 4.5, prior to obtaining the Required Company Stockholder Vote, the Company may furnish non-public information regarding the Company to, and enter into discussions or negotiations with, any Person in response to a bona fide written Acquisition Proposal by such Person which the Company Board determines in good faith, after consultation with the Company’s outside financial advisors and outside legal counsel, constitutes, or is reasonably likely to result in, a Superior Offer (and is not withdrawn) if: (A) neither the Company nor any of its Representatives shall have breached this Section 4.5 in any material respect, (B) the Company Board concludes in good faith based on the advice of outside legal counsel, that the failure to take such action is reasonably likely to be inconsistent with the fiduciary duties of the Company Board under applicable Law; (C) the Company receives from such Person an executed confidentiality agreement containing provisions (including nondisclosure provisions, use restrictions, non-solicitation provisions and no hire provisions) at least as favorable to the Company as those contained in the Confidentiality Agreement; and (D) substantially contemporaneously with furnishing any such nonpublic information to such Person, the Company furnishes such nonpublic information to Parent (to the extent such information has not been previously furnished by the Company to Parent). Without limiting the generality of the foregoing, the Company acknowledges and agrees that, in the event any Representative of the Company (whether or not such Representative is purporting to act on behalf of the Company) takes any action that, if taken by the Company, would constitute a breach of this Section 4.5, the taking of such action by such Representative shall be deemed to constitute a breach of this Section 4.5 by the Company for purposes of this Agreement.

(b) If the Company or any Representative of the Company receives an Acquisition Proposal or Acquisition Inquiry at any time during the Pre-Closing Period, then the Company shall promptly (and in no event later than one Business Day after the Company becomes aware of such Acquisition Proposal or Acquisition Inquiry) advise Parent orally and in writing of such Acquisition Proposal or Acquisition Inquiry (including the identity of the Person making or submitting such Acquisition Proposal or Acquisition Inquiry, and the material terms thereof). The Company shall keep Parent reasonably informed with respect to the status and material terms of any such Acquisition Proposal or Acquisition Inquiry and any material modification or proposed material modification thereto.

(c) The Company shall immediately cease and cause to be terminated any existing discussions, negotiations and communications with any Person that relate to any Acquisition Proposal or Acquisition Inquiry as of the date of this Agreement and request the destruction or return of any nonpublic information of the Company or any of its Subsidiaries provided to such Person.

4.6. Notification of Certain Matters. During the Pre-Closing Period, the Company shall promptly notify Parent (and, if in writing, furnish copies of) if any of the following occurs: (a) any notice or other communication is received from any Person alleging that the Consent of such Person is or may be required in connection with any of the Contemplated Transactions; (b) any Legal Proceeding against or involving or otherwise affecting the Company or its Subsidiaries is commenced, or, to the Knowledge of the Company, threatened against the Company or its Subsidiaries or, to the Knowledge of the Company, any director, officer or Key Employee of the Company or its Subsidiaries; (c) the Company becomes aware of any inaccuracy in any representation or warranty made by it in this Agreement; or (d) the failure of the Company to comply with any covenant or obligation of the Company; in each case that could reasonably be expected to make the timely satisfaction of any of the conditions set forth in Sections 6, 7 and 8, as applicable, impossible or materially less likely. No notification given to Parent pursuant to this Section 4.6 shall change, limit or otherwise affect any of the representations, warranties, covenants or obligations of the Company or any of its Subsidiaries contained in this Agreement or the Company Disclosure Schedule for purposes of Sections 6, 7 and 8, as applicable. During the Pre-Closing Period, Parent shall promptly notify the Company (and, if in writing, furnish copies of) if any of the following occurs: (a) any notice or other communication is received from any Person alleging that the Consent of such Person is or may be required in connection with any of the Contemplated Transactions; (b) any Legal Proceeding against or involving or otherwise affecting Parent or its Subsidiaries is commenced, or, to the Knowledge of Parent, threatened against Parent or its Subsidiaries or, to the Knowledge of Parent, any director, officer or Key Employee of Parent or its Subsidiaries; (c) Parent becomes aware of any inaccuracy in any representation or warranty made by it in this Agreement; or (d) the failure of Parent to comply with any covenant or obligation of Parent; in each case that could reasonably be expected to make the timely satisfaction of any of the conditions set forth in Sections 6, 7 and 8, as applicable, impossible or materially less likely. No notification given to Company pursuant to this Section 4.6 shall change, limit or otherwise affect any of the representations, warranties, covenants or obligations of Parent or any of its Subsidiaries contained in this Agreement or the Parent Disclosure Schedule for purposes of Sections 6, 7 and 8, as applicable.

4.7. Code Section 280G Approval. The Company shall (a) use commercially reasonable efforts to request from each “disqualified individual” (within the meaning of Code Section 280G) of the Company or any of its Subsidiaries or parent companies who has a right to any payments and/or benefits or potential right to any payments and/or benefits under any Benefit Plan or otherwise that are “contingent” (within the meaning of Code Section 280G) on the Contemplated Transactions and that would be deemed to constitute “parachute payments” (within the meaning of Code Section 280G) a waiver, subject to the approval described in clause (b), of such Person’s rights to all of such parachute payments to the extent that such parachute payments would for such Person equal or exceed the amount determined in accordance with Treasury Regulation section 1.280G-1, Q&A-2(a)(4) (the “Waived 280G Benefits”) and (b) solicit the approval of the stockholders of the Company, to the extent and in the manner required under Code Section 280G(b)(5)(B) and the regulations promulgated thereunder, of any Waived 280G Benefits. Prior to distribution of any materials to stockholders or “disqualified individuals” (within the meaning of Code Section 280G) in connection with the waiver and vote described in this Section 4.7, the Company shall provide Parent a copy of its Code Section 280G calculations and a reasonable opportunity to review and comment on drafts of all such waiver and voting materials and shall accept all of Parent’s reasonable comments to such documents that are timely made to the Company. Any of the Waived 280G Benefits which fail to be approved by the stockholders of the Company as contemplated above shall not be made or provided. Prior to the Closing Date, the Company shall deliver to Parent evidence that a vote of the Company’s stockholders was solicited in accordance with the foregoing provisions of this Section 4.7 and that either (i) the requisite number of stockholder votes was obtained with respect to the Waived 280G Benefits (the “280G Approval”), or (ii) that the 280G Approval was not obtained. Nothing contained herein shall be construed as requiring any specific outcome of the shareholder vote described herein.

Section 5. ADDITIONAL AGREEMENTS OF THE PARTIES

5.1. Registration Statement; Proxy Statement.

(a) As promptly as practicable after the date of this Agreement, the Parties shall prepare, and Parent shall cause to be filed with the SEC, the Registration Statement, in which the Proxy Statement will be included as a prospectus. Parent represents, covenants and agrees that the Proxy Statement, including any pro forma financial statements included therein (and the letter to stockholders, notice of meeting and form of proxy included therewith) will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading. The Company represents, covenants and agrees that the information provided by the Company or its Subsidiaries to Parent for inclusion in the Proxy Statement (including the Company Financials) will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make such information not misleading. Notwithstanding the foregoing, Parent makes no covenant, representation or warranty with respect to statements made in the Proxy Statement (and the letter to stockholders, notice of meeting and form of proxy included therewith), if any, based on information provided by the Company or its Subsidiaries or any of their

Representatives specifically for inclusion therein. The Company and its legal counsel shall be given reasonable opportunity to review and comment on the Proxy Statement, including all amendments and supplements thereto, prior to the filing thereof with the SEC (at least five (5) days prior to the filing thereof), and on the response to any comments of the SEC on the Proxy Statement, prior to the filing thereof with the SEC. Parent shall use commercially reasonable efforts to cause the Registration Statement and the Proxy Statement to comply with the applicable rules and regulations promulgated by the SEC, to respond promptly to any comments of the SEC or its staff and to have the Registration Statement declared effective under the Securities Act as promptly as practicable after it is filed with the SEC. Each of the Parties shall use commercially reasonable efforts to cause the Proxy Statement to be mailed to Parent’s stockholders as promptly as practicable after the Registration Statement is declared effective under the Securities Act. Each Party shall promptly furnish to the other Party all information concerning such Party and such Party’s Affiliates and such Party’s stockholders that may be required or reasonably requested in connection with any action contemplated by this Section 5.1. If Parent, Merger Sub or the Company become aware of any event or information that, pursuant to the Securities Act or the Exchange Act, should be disclosed in an amendment or supplement to the Registration Statement or Proxy Statement, as the case may be, then such Party, as the case may be, shall promptly inform the other Parties thereof and shall cooperate with such other Parties in filing such amendment or supplement with the SEC and, if appropriate, in mailing such amendment or supplement to the Parent stockholders.

(b) The Company shall reasonably cooperate with Parent and provide, and require its Representatives to provide, Parent and its Representatives, with all true, correct and complete information regarding the Company or its Subsidiaries that is required by Law to be included in the Registration Statement or reasonably requested by Parent to be included in the Registration Statement. Without limiting the foregoing, the Company will use commercially reasonable efforts to cause to be delivered to Parent a consent letter of the Company’s independent accounting firm, dated no more than two Business Days before the date on which the Registration Statement becomes effective (and reasonably satisfactory in form and substance to Parent), that is customary in scope and substance for consent letters delivered by independent public accountants in connection with registration statements similar to the Registration Statement.

5.2. Company Stockholder Written Consent.

(a) On or prior to the date of the Parent Stockholders’ Meeting, the Company shall obtain the approval by written consent from Company stockholders sufficient for the Required Company Stockholder Vote in lieu of a meeting pursuant to Section 228 of the DGCL, for purposes of (i) adopting and approving this Agreement and the Contemplated Transactions, (ii) acknowledging that the approval given thereby is irrevocable and that such stockholder is aware of its rights to demand appraisal for its shares pursuant to Section 262 of the DGCL, a true and correct copy of which will be attached thereto, and that such stockholder has received and read a copy of Section 262 of the DGCL, and (iii) acknowledging that by its approval of the Merger it is not entitled to appraisal rights with respect to its shares in connection with the Merger and thereby waives any rights to receive payment of the fair value of its capital stock under the DGCL. Under no circumstances shall the Company assert that any other approval or consent is necessary by its stockholders to approve this Agreement and the Contemplated Transactions.

(b) Promptly following receipt of the Required Company Stockholder Vote, the Company shall prepare and mail a notice (the “Stockholder Notice”) to every stockholder of the Company that did not execute the Company Stockholder Written Consent. The Stockholder Notice shall (i) be a statement to the effect that the Company Board determined that the Merger is advisable in accordance with Section 251(b) of the DGCL and in the best interests of the stockholders of the Company and approved and adopted this Agreement, the Merger and the other Contemplated Transactions, (ii) provide the stockholders of the Company to whom it is sent with notice of the actions taken in the Company Stockholder Written Consent, including the adoption and approval of this Agreement, the Merger and the other Contemplated Transactions in accordance with Section 228(e) of the DGCL and the certificate of incorporation and bylaws of the Company and (iii) include a description of the appraisal rights of the Company’s stockholders available under the DGCL, along with such other information as is required thereunder and pursuant to applicable Law. All materials (including any amendments thereto) submitted to the stockholders of the Company in accordance with this Section 5.2(b) shall be subject to Parent’s advance review and reasonable approval.

(c) The Company agrees that: (i) the Company Board shall recommend that the Company’s stockholders vote to adopt and approve this Agreement and the Contemplated Transactions and shall use reasonable best efforts to solicit such approval within the time set forth in Section 5.2(a) (the recommendation of the Company Board that the Company’s stockholders vote to adopt and approve this Agreement being referred to as the “Company Board Recommendation”); and (ii) the Company Board Recommendation shall not be withdrawn or modified (and the Company Board shall not publicly propose to withdraw or modify the Company Board Recommendation) in a manner adverse to Parent, and no resolution by the Company Board or any committee thereof to withdraw or modify the Company Board Recommendation in a manner adverse to Parent or to adopt, approve or recommend (or publicly propose to adopt, approve or recommend) any Acquisition Proposal shall be adopted or proposed (the actions set forth in the foregoing clause (ii), collectively, a “Company Board Adverse Recommendation Change”).

(d) Notwithstanding anything to the contrary contained in Section 5.2(c), and subject to compliance with Section 4.5 and Section 5.2, if at any time prior to the approval of Parent Stockholder Matters by the Required Parent Stockholder Vote, the Company receives a bona fide written Superior Offer, the Company Board may make a Company Board Adverse Recommendation Change if, but only if, following the receipt of and on account of such Superior Offer, (i) the Company Board determines in good faith, based on the advice of its outside legal counsel, that the failure to make a Company Board Adverse Recommendation Change would be reasonably likely to be inconsistent with its fiduciary duties under applicable Law, (ii) the Company has, and has caused its financial advisors and outside legal counsel to, during the Company Notice Period (as defined below), negotiate with Parent in good faith (if Parent so desires) to make such adjustments to the terms and conditions of this Agreement so that such Acquisition Proposal ceases to constitute a Superior Offer, and (iii) if after Parent shall have delivered to the Company a written offer to alter the terms or conditions of this Agreement during the Company Notice Period, the Company Board shall have determined in good faith, based on the advice of its outside legal counsel, that the failure to withhold, amend, withdraw or modify the Company Board Recommendation would be reasonably likely to be inconsistent with its fiduciary duties under applicable Law (after taking into account such alterations of the terms and conditions of this Agreement); provided that Parent receives written notice from the Company confirming that the Company Board has determined to change its recommendation at least four Business Days in advance of such Company Board Adverse Recommendation Change, (the “Company Notice Period”), which notice shall include written copies of any relevant proposed transaction agreements with any party making a potential Superior Offer. In the event of any material amendment to any Superior Offer, the Company shall be required to provide Parent with notice of such material amendment and the Company Notice Period shall be extended, if applicable, to ensure that at least two Business Days remain in the Company Notice Period following such notification during which the parties shall comply again with the requirements of this Section 5.3(c) and the Company Board shall not make a Company Board Adverse Recommendation Change prior to the end of such Company Notice Period as so extended.

5.3. Parent Stockholders’ Meeting.

(a) Parent shall take all action necessary under applicable Law to call, give notice of and hold a meeting of the holders of Parent Common Stock to consider and vote to approve the issuance of the shares of Parent Common Stock to the stockholders of the Company pursuant to the terms of this Agreement (the “Parent Stockholder Matters” and such meeting, the “Parent Stockholders’ Meeting”). The Parent Stockholders’ Meeting shall be held as promptly as practicable after the Registration Statement is declared effective under the Securities Act. Parent shall take reasonable measures to ensure that all proxies solicited in connection with the Parent Stockholders’ Meeting are solicited in compliance with all applicable Law. Notwithstanding anything to the contrary contained herein, if on the date of the Parent Stockholders’ Meeting, or a date preceding the date on which the Parent Stockholders’ Meeting is scheduled, Parent reasonably believes that (i) it will not receive proxies sufficient to obtain the Required Parent Stockholder Vote, whether or not a quorum would be present or (ii) it will not have sufficient shares of Parent Common Stock represented (whether in person or by proxy) to constitute a quorum necessary to conduct the business of the Parent Stockholders’ Meeting, Parent may postpone or adjourn, or make one or more successive postponements or adjournments of, the Parent Stockholders’ Meeting as long as the date of the Parent Stockholders’ Meeting is not postponed or adjourned more than an aggregate of 60 calendar days in connection with any postponements or adjournments.

(b) Parent agrees that, subject to Section 5.3(c): (i) the Parent Board shall recommend that the holders of Parent Common Stock vote to approve the Parent Stockholder Matters, (ii) the Proxy Statement shall include a statement to the effect that the Parent Board recommends that Parent’s stockholders vote to approve the Parent Stockholder Matters (the recommendation of the Parent Board being referred to as the “Parent Board Recommendation”); and (iii) the Parent Board Recommendation shall not be withheld, amended, withdrawn or modified (and the Parent Board shall not publicly propose to withhold, amend, withdraw or modify the Parent Board Recommendation) in a manner adverse to the Company (the actions set forth in the foregoing clause (iii), collectively, a “Parent Board Adverse Recommendation Change”).

(c) Notwithstanding anything to the contrary contained in Section 5.3(b), and subject to compliance with Section 4.4 and Section 5.3, if at any time prior to the approval of Parent Stockholder Matters by the Required Parent Stockholder Vote, Parent receives a bona fide written Superior Offer, the Parent Board may make a Parent Board Adverse Recommendation Change if, but only if, following the receipt of and on account of such Superior Offer, (i) the Parent Board determines in good faith, based on the advice of its outside legal counsel, that the failure to make a Parent Board Adverse Recommendation Change would be reasonably likely to be inconsistent with its fiduciary duties under applicable Law, (ii) Parent has, and has caused its financial advisors and outside legal counsel to, during the Parent Notice Period (as defined below), negotiate with the Company in good faith (if the Company so desires) to make such adjustments to the terms and conditions of this Agreement so that such Acquisition Proposal ceases to constitute a Superior Offer, and (iii) if after the Company shall have delivered to Parent a written offer to alter the terms or conditions of this Agreement during the Parent Notice Period, the Parent Board shall have determined in good faith, based on the advice of its outside legal counsel, that the failure to withhold, amend, withdraw or modify the Parent Board Recommendation would be reasonably likely to be inconsistent with its fiduciary duties under applicable Law (after taking into account such alterations of the terms and conditions of this Agreement); provided that the Company receives written notice from Parent confirming that the Parent Board has determined to change its recommendation at least four Business Days in advance of such Parent Board Adverse Recommendation Change, (the “Parent Notice Period”), which notice shall include written copies of any relevant proposed transaction agreements with any party making a potential Superior Offer. In the event of any material amendment to any Superior Offer, Parent shall be required to provide the Company with notice of such material amendment and the Parent Notice Period shall be extended, if applicable, to ensure that at least two Business Days remain in the Parent Notice Period following such notification during which the parties shall comply again with the requirements of this Section 5.3(c) and the Parent Board shall not make a Parent Board Adverse Recommendation Change prior to the end of such Parent Notice Period as so extended.

(d) Nothing contained in this Agreement shall prohibit Parent or the Parent Board from (i) complying with Rules 14d-9 and 14e-2(a) promulgated under the Exchange Act, (ii) issuing a “stop, look and listen” communication or similar communication of the type contemplated by Section 14d-9(f) under the Exchange Act or (iii) otherwise making any disclosure to the Parent stockholders; provided however, that in the case of the foregoing clause (iii) the Parent Board determines in good faith, after consultation with its outside legal counsel, that failure to make such disclosure would be reasonably likely to be inconsistent with applicable Law, including its fiduciary duties under applicable Law; provided, further, that any such disclosures (other than a “stop, look and listen” communication or similar communication of the type contemplated by Section 14d-9(f) under the Exchange Act) shall be deemed to be a change of the Parent Board Recommendation unless the Parent Board expressly publicly reaffirms the Parent Board Recommendation (i) in such communication or (ii) within three Business Days after being requested in writing to do so by the Company.

5.4. Regulatory Approvals. Each Party shall use reasonable best efforts to file or otherwise submit, as soon as practicable after the date of this Agreement, all applications, notices, reports and other documents reasonably required to be filed by such Party with or otherwise submitted by such Party to any Governmental Body with respect to the Contemplated Transactions, and to submit promptly any additional information requested by any such Governmental Body.

5.5. Company Options.

(a) At the Effective Time, each Company Option that is outstanding and unexercised immediately prior to the Effective Time under the Company Plans, whether or not vested, and that has a per share exercise price that is equal to or less than the cash value of the Merger Consideration, shall be converted into and become an option to purchase Parent Common Stock, and Parent shall assume the Company Plans and each such Company Option in accordance with the terms (as in effect as of the date of this Agreement) of the Company Plans and the terms of the stock option agreement by which such Company Option is evidenced (but with changes to such documents as Parent in good faith determines are appropriate to reflect the substitution of the Company Options by Parent to purchase shares of Parent Common Stock). All rights with respect to Company Common Stock under Company Options assumed by Parent shall thereupon be converted into rights with respect to Parent Common Stock. Accordingly, from and after the Effective Time: (i) each Company Option assumed by Parent may be exercised solely for shares of Parent Common Stock; (ii) the number of shares of Parent Common Stock subject to each Company Option assumed by Parent shall be determined by multiplying (A) the number of shares of Company Common Stock that were subject to such Company Option, as in effect immediately prior to the Effective Time, by (B) the Exchange Ratio, and rounding the resulting number down to the nearest whole number of shares of Parent Common Stock; (iii) the per share exercise price for the Parent Common Stock issuable upon exercise of each Company Option assumed by Parent shall be determined by dividing (A) the per share exercise price of Company Common Stock subject to such Company Option, as in effect immediately prior to the Effective Time, by (B) the Exchange Ratio and rounding the resulting exercise price up to the nearest whole cent; and (iv) any restriction on the exercise of any Company Option assumed by Parent shall continue in full force and effect and the term, exercisability, vesting schedule and other provisions of such Company Option shall otherwise remain unchanged; provided, however, that: (A) Parent may amend the terms of the Company Options and the Company Plans to reflect Parent’s substitution of the Company Options with options to purchase Parent Common Stock (such as by making any change in control or similar definition relate to Parent and having any provision that provides for the adjustment of Company Options upon the occurrence of certain corporate events relate to corporate events that relate to Parent and/or Parent Common Stock); and (B) the Parent Board or a committee thereof shall succeed to the authority and responsibility of the Company Board or any committee thereof with respect to each Company Option assumed by Parent.

(b) At the Effective Time, each Company Option that is outstanding and unexercised immediately prior to the Effective Time under the Company Plans that has a per share exercise price that is greater than the cash value of the Merger Consideration shall be cancelled and extinguished for no consideration. Prior to the Effective Time, the Company shall take all other lawful action as may be necessary to provide for and give effect to the transactions contemplated by this Section 5.5(b).

(c) Parent shall file with the SEC, promptly after the Effective Time, a registration statement on Form S-8 (or any successor form), if available for use by Parent, relating to the shares of Parent Common Stock issuable with respect to Company Options assumed by Parent in accordance with Section 5.5(a).

(d) Prior to the Effective Time, the Company shall take all actions that may be necessary (under the Company Plans and otherwise) to effectuate the provisions of this Section 5.5 and to ensure that, from and after the Effective Time, holders of Company Options have no rights with respect thereto other than those specifically provided in Section 5.5(a).

5.6. CPRIT Grant Contract Compliance. Parent and the Company shall use commercially reasonable efforts and take all actions reasonably necessary in order for Parent and the Company to comply with the terms and conditions of the CPRIT Grant Contract after the consummation of the Merger. Neither Parent nor the Company will take any action that will directly result in a violation of any CPRIT rules or policies.

5.7. Employee Benefits. For purposes of vesting, eligibility to participate, and level of benefits under the benefit plans, programs, contracts or arrangements of Parent or any of its Subsidiaries (including, following the Closing, the Company and its Subsidiaries) providing benefits to any Continuing Employee after the Closing (the “Post-Closing Plans”), each employee who continues to be employed by Parent, the Company or any of their respective Subsidiaries immediately following the Closing (“Continuing Employees”) shall be credited with his or her years of service with Parent, the Company or any of their respective Subsidiaries and their respective predecessors; provided that the foregoing shall not apply to the extent that its application would result in a duplication of benefits. In addition, and without limiting the generality of the foregoing, for purposes of each Post-Closing Plan providing medical, dental, pharmaceutical and/or vision benefits to a Continuing Employee, Parent shall cause all pre-existing condition exclusions and actively-at-work requirements of such Post-Closing Plan to be waived for such Continuing Employee and his or her covered dependents to the extent and unless such conditions would have been waived or satisfied under the employee benefit plan whose coverage is being replaced under the Post-Closing Plan, and Parent shall use commercially reasonable efforts to cause any eligible expenses incurred by a Continuing Employee and his or her covered dependents during the portion of such plan year in which coverage is replaced with coverage under a Post-Closing Plan to be taken into account under such Post-Closing Plan with respect to the plan year in which participation in such Post-Closing Plan begins for purposes of satisfying all deductible, coinsurance and maximum out-of-pocket requirements applicable to such Continuing Employee and his or her covered dependents for such plan year as if such amounts had been paid in accordance with such Post-Closing Plan.

5.8. Indemnification of Officers and Directors.

(a) From the Effective Time through the sixth anniversary of the date on which the Effective Time occurs, each of Parent and the Surviving Corporation shall indemnify and hold harmless each person who is now, or has been at any time prior to the date hereof, or who becomes prior to the Effective Time, a director, officer, fiduciary or agent of Parent or the Company, respectively (the “D&O Indemnified Parties”), against all claims, losses, liabilities, damages, judgments, fines and reasonable fees, costs and expenses, including attorneys’ fees and disbursements (collectively, “Costs”), incurred in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, arising out of or pertaining to the fact that the D&O Indemnified Party is or was a director, officer, fiduciary or agent of Parent or of the Company, whether asserted or claimed prior to, at or after the Effective Time, in each case, to the fullest extent permitted under applicable Law. Each D&O Indemnified Party will be entitled to advancement of expenses incurred in the defense of any such claim, action, suit, proceeding or investigation from each of Parent and the Surviving Corporation, jointly and severally, upon receipt by Parent or the Surviving Corporation from the D&O Indemnified Party of a request therefor; provided that any such person to whom expenses are advanced provides an undertaking to Parent, to the extent then required by the DGCL, to repay such advances if it is ultimately determined that such person is not entitled to indemnification.

(b) The provisions of the certificate of incorporation and bylaws of Parent with respect to indemnification, advancement of expenses and exculpation of present and former directors and officers of Parent that are presently set forth in the certificate of incorporation and bylaws of Parent shall not be amended, modified or repealed for a period of six years from the Effective Time in a manner that would adversely affect the rights thereunder of individuals who, at or prior to the Effective Time, were officers or directors of Parent. The certificate of incorporation and bylaws of the Surviving Corporation shall contain, and Parent shall cause the certificate of incorporation and bylaws of the Surviving Corporation to so contain, provisions no less favorable with respect to indemnification, advancement of expenses and exculpation of present and former directors and officers as those presently set forth in the certificate of incorporation and bylaws of Parent.

(c) From and after the Effective Time, (i) the Surviving Corporation shall fulfill and honor in all respects the obligations of the Company to its D&O Indemnified Parties as of immediately prior to the Closing pursuant to any indemnification provisions under the Company’s Organizational Documents and pursuant to any indemnification agreements between the Company and such D&O Indemnified Parties, with respect to claims arising out of matters occurring at or prior to the Effective Time and (ii) Parent shall fulfill and honor in all respects the obligations of Parent to its D&O Indemnified Parties as of immediately prior to the Closing pursuant to any indemnification provisions under Parent’s Organizational Documents and pursuant to any indemnification agreements between Parent and such D&O Indemnified Parties, with respect to claims arising out of matters occurring at or prior to the Effective Time.

(d) From and after the Effective Time, Parent shall maintain directors’ and officers’ liability insurance policies, with an effective date as of the Closing Date, on commercially available terms and conditions and with coverage limits customary for U.S. public companies similarly situated to Parent. In addition, the Company shall purchase, prior to the Effective Time, a six-year prepaid “tail policy” for the non-cancellable extension of the directors’ and officers’ liability coverage of the Company’s existing directors’ and officers’ insurance policies for a claims reporting or discovery period of at least six years from and after the Effective Time with respect to any claim related to any period of time at or prior to the Effective Time.

(e) From and after the Effective Time, Parent shall pay all expenses, including reasonable attorneys’ fees, that are incurred by the persons referred to in this Section 5.8 in connection with their successful enforcement of the rights provided to such persons in this Section 5.8.

(f) The provisions of this Section 5.8 are intended to be in addition to the rights otherwise available to the current and former officers and directors of Parent and the Company by Law, charter, statute, bylaw or agreement, and shall operate for the benefit of, and shall be enforceable by, each of the D&O Indemnified Parties, their heirs and their representatives.

(g) In the event Parent or the Surviving Corporation or any of their respective successors or assigns (i) consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity of such consolidation or merger, or (ii) transfers all or substantially all of its properties and assets to any Person, then, and in each such case, proper provision shall be made so that the successors and assigns of Parent or the Surviving Corporation, as the case may be, shall succeed to the obligations set forth in this Section 5.8. Parent shall cause the Surviving Corporation to perform all of the obligations of the Surviving Corporation under this Section 5.8.

5.9. Additional Agreements. The Parties shall use commercially reasonable efforts to cause to be taken all actions necessary to consummate the Contemplated Transactions. Without limiting the generality of the foregoing, each Party to this Agreement: (a) shall make all filings and other submissions (if any) and give all notices (if any) required to be made and given by such Party in connection with the Contemplated Transactions; (b) shall use reasonable best efforts to obtain each Consent (if any) reasonably required to be obtained (pursuant to any applicable Law or Contract, or otherwise) by such Party in connection with the Contemplated Transactions or for such Contract to remain in full force and effect; (c) shall use commercially reasonable efforts to lift any injunction prohibiting, or any other legal bar to, the Contemplated Transactions; and (d) shall use commercially reasonable efforts to satisfy the conditions precedent to the consummation of this Agreement.

5.10. Disclosure. Without limiting any Party’s obligations under the Confidentiality Agreement, no Party shall, and no Party shall permit any of its Subsidiaries or any Representative of such Party to, issue any press release or make any disclosure (to any customers or employees of such Party, to the public or otherwise) regarding the Contemplated Transactions unless: (a) the other Party shall have approved such press release or disclosure in writing, such approval not to be unreasonably conditioned, withheld or delayed; or (b) such disclosure is requested by a Governmental Body or such Party shall have determined in good faith that such disclosure is required by applicable Law or by obligations pursuant to any listing agreement with or rules of any national securities exchange or interdealer quotation service and, to the extent practicable, before such press release or disclosure is issued or made, such Party shall have used commercially reasonable efforts to advise the other Party of, and consult with the other Party regarding, the text of such press release or disclosure; provided, however, that Parent may make any public statement in response to specific questions by the press, analysts, investors or those attending industry conferences or financial analyst conference calls, so long as any such statements are consistent with previous press releases, public disclosures or public statements made by the Company or Parent in compliance with this Section 5.10.

5.11. Listing. Parent shall use its commercially reasonable efforts, (a) to the extent required by the rules and regulations of Nasdaq, to prepare and submit to Nasdaq a notification form for the listing of the shares of Parent Common Stock to be issued in connection with the Contemplated Transactions, and to cause such shares to be approved for listing (subject to official notice of issuance); and (b) to the extent required by Nasdaq Marketplace Rule 5110, to file an initial listing application for the Parent Common Stock on Nasdaq (the “Nasdaq Listing Application”) and to cause such Nasdaq Listing Application to be conditionally approved prior to the Effective Time. The Parties will use commercially reasonable efforts to coordinate with respect to compliance with Nasdaq rules and regulations. Parent agrees to pay all Nasdaq fees associated with the Nasdaq Listing Application. The Company will cooperate with Parent as reasonably requested by Parent with respect to the Nasdaq Listing Application and promptly furnish to Parent all information concerning the Company and its stockholders that may be required or reasonably requested in connection with any action contemplated by this Section 5.11.

5.12. Tax Matters.

(a) For United States federal income Tax purposes, (i) the Parties intend that the Merger qualify as a “reorganization” within the meaning of Section 368(a) of the Code (the “Intended Tax Treatment”), and (ii) this Agreement is intended to be, and is hereby adopted as, a “plan of reorganization” for purposes of Section 354 and 361 of the Code and Treasury Regulations Section 1.368-2(g) and 1.368-3(a), to which Parent, Merger Sub and the Company are parties under Section 368(b) of the Code.

(b) The Parties shall use their respective reasonable best efforts to cause the Merger to qualify, and will not take any action or cause any action to be taken which action would reasonably be expected to prevent the Merger from qualifying, for the Intended Tax Treatment.

5.13. Legends. Parent shall be entitled to place appropriate legends on the book entries and/or certificates evidencing any shares of Parent Common Stock to be received in the Merger by equity holders of the Company who may be considered “affiliates” of Parent for purposes of Rules 144 and 145 under the Securities Act reflecting the restrictions set forth in Rules 144 and 145 and to issue appropriate stop transfer instructions to the transfer agent for Parent Common Stock.

5.14. Directors and Officers. The Parties shall use reasonable best efforts and take all necessary action so that immediately after the Effective Time, (a) the Parent Board is comprised of seven members, with three such members designated by Parent, three such members designated by the Company and one independent director, (b) each committee of the Parent Board includes an equal number of Parent Designees and Company Designees, and (c) the Persons listed in Exhibit E under the heading “Officers” are elected or appointed, as applicable, to the positions of officers of Parent and the Surviving Corporation, as set forth therein, to serve in such positions effective as of the Effective Time until successors are duly appointed and qualified in accordance with applicable Law. If any Person listed in Exhibit E is unable or unwilling to serve as an officer of Parent or the Surviving Corporation, as set forth therein, as of the Effective Time, the Parties shall mutually agree upon a successor. The Persons listed in Exhibit E under the heading “Board Designees – Parent” shall be Parent’s designees pursuant to clause (a) of this Section 5.14 (which list may be changed by Parent at any time prior to the Closing by written notice to the Company to include different board designees who are reasonably acceptable to the Company) (the “Parent Designees”). The Persons listed in Exhibit E under the heading “Board Designees – Company” shall be the Company’s designees pursuant to clause (a) of this Section 5.14 (which list may be changed by the Company at any time prior to the Closing by written notice to Parent to include different board designees who are reasonably acceptable to Parent) (the “Company Designees”).

5.15. Termination of Certain Agreements and Rights. The Company shall cause any Investor Agreements to be terminated immediately prior to the Effective Time, without any liability being imposed on the part of Parent or the Surviving Corporation.

5.16. Section 16 Matters. Prior to the Effective Time, Parent and the Company shall take all such steps as may be required (to the extent permitted under applicable Laws) to cause any acquisitions of Parent Common Stock and any options to purchase Parent Common Stock in connection with the Contemplated Transactions, by each individual who is reasonably expected to become subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to Parent, to be exempt under Rule 16b-3 promulgated under the Exchange Act. At least thirty (30) days prior to the Closing Date, the Company shall furnish the following information to Parent for each individual who, immediately after the Effective Time, will become subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to Parent: (a) the number of shares of Company Capital Stock owned by such individual and expected to be exchanged for shares of Parent Common Stock pursuant to the Merger, and (b) the number of other derivative securities (if any) with respect to Company Capital Stock owned by such individual and expected to be converted into shares of Parent Common Stock or derivative securities with respect to Parent Common Stock in connection with the Merger.

5.17. Cooperation. Each Party shall cooperate reasonably with the other Party and shall provide the other Party with such assistance as may be reasonably requested for the purpose of facilitating the performance by each Party of its respective obligations under this Agreement and to enable the combined entity to continue to meet its obligations following the Effective Time.

5.18. Allocation Certificate. The Company will prepare and deliver to Parent at least ten Business Days prior to the Closing Date a certificate signed by the Chief Financial Officer of the Company in a form reasonably acceptable to Parent setting forth (as of immediately prior to the Effective Time) (a) each holder of Company Capital Stock or Company Options, (b) such holder’s name and address; (c) the number and type of Company Capital Stock held and/or underlying the Company Options as of the Closing Date for each such holder; and (d) the number of shares of Parent Common Stock to be issued to such holder, or to underlie any Parent Option to be issued to such holder, pursuant to this Agreement in respect of the Company Capital Stock or Company Options held by such holder as of immediately prior to the Effective Time (the “Allocation Certificate”).

5.19. Company Financial Statements. As promptly as reasonably practicable following the date of this Agreement, the Company will furnish to Parent (i) audited financial statements for the fiscal years ended 2016 and 2017, for inclusion in the Proxy Statement and the Registration Statement (the “Company Audited Financial Statements”) and (ii) unaudited interim financial statements for each interim period completed prior to Closing that would be required to be included in the Registration Statement or any periodic report due prior to the Closing if the Company were subject to the periodic reporting requirements under the Securities Act or the Exchange Act (the “Company Interim Financial Statements”). Each of the Company Audited Financial Statements and the Company Interim Financial Statements will be suitable for inclusion in the Proxy Statement and the Registration Statement and prepared in accordance with GAAP as applied on a consistent basis during the periods involved (except in each case as described in the notes thereto) and on that basis will present fairly, in all material respects, the financial position and the results of operations, changes in stockholders’ equity, and cash flows of the Company as of the dates of and for the periods referred to in the Company Audited Financial Statements or the Company Interim Financial Statements, as the case may be.

5.20. Takeover Statutes. If any Takeover Statute is or may become applicable to the Contemplated Transactions, each of the Company, the Company Board, Parent and the Parent Board, as applicable, shall grant such approvals and take such actions as are necessary so that the Contemplated Transactions may be consummated as promptly as practicable on the terms contemplated by this Agreement and otherwise act to eliminate or minimize the effects of such statute or regulation on the Contemplated Transactions.

5.21. Stockholder Litigation. Parent shall conduct and control the settlement and defense of any stockholder litigation against Parent or any of its directors relating to this Agreement or the Contemplated Transactions; provided that any settlement or other resolution of any such stockholder litigation agreed to by Parent after the Closing shall be approved in advance by a majority of the Parent Designees for so long as any Parent Designees are still members of the Parent Board. Without limiting the foregoing, prior to the Closing, Parent shall give the Company the opportunity to consult with Parent in connection with the defense and settlement of any such stockholder litigation, and Parent shall keep the Company reasonably apprised of any material developments in connection with any such stockholder litigation.

5.22. Calculation of Net Cash; Adjustment to Parent Allocation Percentage.

(a) Section 5.22(a) of the Parent Disclosure Schedule sets forth Parent’s good faith estimate of Parent Net Cash and the components thereof, calculated as if the Closing had occurred on May 31, 2018. The Parties agree that Parent Net Cash, including for purposes of the Parent Net Cash Schedule, will be calculated based on the same assumptions and methodologies used in preparing Section 5.22(a) of the Parent Disclosure Schedule.

(b) On or prior to the Determination Date, Parent shall deliver the Parent Net Cash Schedule to the Company. Upon the reasonable request of the Company, Parent shall make the work papers and back-up materials used or useful in preparing the Parent Net Cash Schedule available to the Company. Within three calendar days after Parent delivers the Parent Net Cash Schedule to the Company (the “Parent Net Cash Response Date”), subject to the terms and definitions of this Agreement, the Company will have the right to dispute any part of such Parent Net Cash Schedule by delivering a written notice to that effect to Parent (a “Company Dispute Notice”). Any Company Dispute Notice shall identify in reasonable detail the nature of any proposed revisions to the calculation of Parent Net Cash set forth in the Parent Net Cash Schedule. If on or prior to the Parent Net Cash Response Date, (i) the Company notifies Parent in writing that it has no objections to the Parent Net Cash Schedule or (ii) the Company fails to deliver a Company Dispute Notice, then Parent Net Cash as set forth in the Parent Net Cash Schedule shall be deemed to have been finally determined for purposes of this Agreement and to represent the Parent Net Cash at the Anticipated Closing Date for purposes of this Agreement. If the Company delivers a Company Dispute Notice on or prior to the Parent Net Cash Response Date, then members of senior management of Parent and the Company shall promptly meet in person or telephonically at mutually agreed upon times and attempt in good faith to resolve the disputed item(s) and negotiate an agreed-upon determination of Parent Net Cash, which agreed upon Parent Net Cash amount shall be deemed to have been finally determined for purposes of this Agreement and to represent the Parent Net Cash at the Anticipated Closing Date for purposes of this Agreement.

(c) If the Company delivers a Company Dispute Notice on or prior to the Parent Net Cash Response Date and Parent and the Company are unable to negotiate an agreed-upon determination of Parent Net Cash at the Anticipated Closing Date pursuant to Section 5.22(b) within three calendar days after delivery of the Company Dispute Notice, then Ernst & Young LLP or another independent accounting firm of national standing mutually agreed upon by Parent and the Company (the “Accounting Firm”) shall be engaged to resolve any remaining disagreements as to the determination of Parent Net Cash at the Anticipated Closing Date. Parent and the Company shall use commercially reasonable efforts to cause the Accounting Firm to make its determination within ten calendar days of accepting its engagement. Each of Parent and the Company shall be afforded the opportunity to present to the Accounting Firm any material related to the unresolved disputes and to discuss the issues with the Accounting Firm; provided that the other Party is provided with the opportunity to attend any such presentations or discussions. The Accounting Firm shall be bound by the assumptions and methodologies used in preparing Section 5.22(a) of the Parent Disclosure Schedule (in the case of determining Parent Net Cash), and the determination of the Accounting Firm shall be limited to the disagreements submitted to the Accounting Firm and shall be based solely on the Parent Net Cash Schedule, and the documentation and other papers submitted by Parent and the Company in support of its respective determination of Parent Net Cash, as applicable, and shall not be based on any independent review by the Accounting Firm. In determining the amount of the Parent Net Cash at the Anticipated Closing Date, the Accounting Firm shall be required to select either Parent’s or the Company’s determination of Parent Net Cash at the Anticipated Closing Date, based on the Accounting Firm’s determination of whichever such determination the Accounting Firm believes to be closer to the actual amount. Such determination by the Accounting Firm shall be final and binding for purposes of this Agreement on the Parties. The Parties shall delay the Closing until two Business Days after the resolution of the matters described in this Section 5.22(c). The fees and expenses of the Accounting Firm shall be borne by the Party whose determination of Parent Net Cash was not selected by the Accounting Firm. If this Section 5.22(c) applies, upon resolution of the determination of Parent Net Cash in accordance with this Section 5.22(c), the Parties shall not be required to renew such determination again even though the Closing Date may occur later than the Anticipated Closing Date, except that either Party may request a re-determination if the Closing Date is more than fifteen Business Days after the Anticipated Closing Date.

(d) Following the final determination of Parent Net Cash in accordance with this Section 5.22, the Parent Benchmark shall be adjusted as follows: (x) if Parent Net Cash is within the Parent Collar Range, no adjustment to the Parent Benchmark shall be made; (y) if there is a Parent Excess Amount, the Parent Benchmark shall be increased dollar-for-dollar by the Parent Excess Amount; and (z) if there is a Parent Deficiency Amount, the Parent Benchmark shall be decreased dollar-for-dollar by the Parent Deficiency Amount.

5.23. Parent Lease Obligations. Parent shall use reasonable efforts from and after the date hereof to assign or sublease the operating facility lease (the “Lease”) for the property located at 1020 Marsh Road, Menlo Park, California, such that it shall no longer have any obligation under the Lease.

Section 6. CONDITIONS PRECEDENT TO OBLIGATIONS OF EACH PARTY

The obligations of each Party to effect the Merger and otherwise consummate the Contemplated Transactions to be consummated at the Closing are subject to the satisfaction or, to the extent permitted by applicable Law, the written waiver by each of the Parties, at or prior to the Closing, of each of the following conditions:

6.1. Effectiveness of Registration Statement. The Registration Statement shall have become effective in accordance with the provisions of the Securities Act, and shall not be subject to any stop order or proceeding (or threatened proceeding by the SEC) seeking a stop order with respect to the Registration Statement that has not been withdrawn.

6.2. No Restraints. No temporary restraining order, preliminary or permanent injunction or other order preventing the consummation of the Contemplated Transactions shall have been issued by any court of competent jurisdiction or other Governmental Body of competent jurisdiction and remain in effect and there shall not be any Law which has the effect of making the consummation of the Contemplated Transactions illegal.

6.3. Stockholder Approval. (a) Parent shall have obtained the Required Parent Stockholder Vote and (b) the Company shall have obtained the Required Company Stockholder Vote.

6.4. Listing. The shares of Parent Common Stock to be issued in the Merger pursuant to this Agreement shall have been approved for listing (subject to official notice of issuance) on Nasdaq as of the Closing.

Section 7. ADDITIONAL CONDITIONS PRECEDENT TO OBLIGATIONS OF PARENT AND MERGER SUB

The obligations of Parent and Merger Sub to effect the Merger and otherwise consummate the transactions to be consummated at the Closing are subject to the satisfaction or the written waiver by Parent, at or prior to the Closing, of each of the following conditions:

7.1. Accuracy of Representations. The Company Fundamental Representations shall have been true and correct in all respects as of the date of this Agreement and shall be true and correct on and as of the Closing Date with the same force and effect as if made on and as of such date (except to the extent such representations and warranties are specifically made as of a particular date, in which case such representations and warranties shall be true and correct as of such date). The Company Capitalization Representations shall have been true and correct in all respects as of the date of this Agreement and shall be true and correct on and as of the Closing Date with the same force and effect as if made on and as of such date, except, in each case, (x) for such inaccuracies which are de minimis, individually or in the aggregate or (y) for those representations and warranties which address matters only as of a particular date (which representations and warranties shall have been true and correct, subject to the qualifications as set forth in the preceding clause (x), as of such particular date). The representations and warranties of the Company contained in this Agreement (other than the Company Fundamental Representations and the Company Capitalization Representations) shall have been true and correct as of the date of this Agreement and shall be true and correct on and as of the Closing Date with the same force and effect as if made on the Closing Date except (a) in each case, or in the aggregate, where the failure to be true and correct would not reasonably be expected to have a Company Material Adverse Effect (without giving effect to any references therein to any Company Material Adverse Effect or other materiality qualifications), or (b) for those representations and warranties which address matters only as of a particular date (which representations shall have been true and correct, subject to the qualifications as set forth in the preceding clause (a), as of such particular date) (it being understood that, for purposes of determining the accuracy of such representations and warranties, any update of or modification to the Company Disclosure Schedule made or purported to have been made after the date of this Agreement shall be disregarded).

7.2. Performance of Covenants. The Company shall have performed or complied with in all material respects all agreements and covenants required to be performed or complied with by it under this Agreement at or prior to the Effective Time.

7.3. Documents. Parent shall have received the following documents, each of which shall be in full force and effect:

(a) a certificate executed by the Chief Executive Officer or Chief Financial Officer of the Company certifying (i) that the conditions set forth in Sections 7.1, 7.2, 7.5 and 7.6 have been duly satisfied and (ii) that the information set forth in the Allocation Certificate delivered by the Company in accordance with Section 5.18 is true and accurate in all respects as of the Closing Date; and

(b) a written resignation, in a form reasonably satisfactory to Parent, dated as of the Closing Date and effective as of the Closing, executed by each of the officers and directors of the Company listed in Section 7.3(b) of the Company Disclosure Schedule.

7.4. FIRPTA Certificate. Parent shall have received from the Company an executed notice to the IRS in accordance with the requirements of Treasury Regulation Section 1.897-2(h), dated as of the Closing Date, and in form and substance reasonably acceptable to Parent.

7.5. No Company Material Adverse Effect. Since the date of this Agreement, there shall not have occurred any Company Material Adverse Effect.

7.6. Termination of Investor Agreements. The Investor Agreements shall have been terminated.

7.7. Lock-Up Agreements. The Lock-Up Agreements executed by each of the Company Lock-Up Signatories and each executive officer and director of the Company who is elected or appointed, as applicable, as an executive officer and director of Parent as of immediately following the Closing shall be in full force and effect.

Section 8. ADDITIONAL CONDITIONS PRECEDENT TO OBLIGATION OF THE COMPANY

The obligations of the Company to effect the Merger and otherwise consummate the transactions to be consummated at the Closing are subject to the satisfaction or the written waiver by the Company, at or prior to the Closing, of each of the following conditions:

8.1. Accuracy of Representations. The Parent Fundamental Representations shall have been true and correct in all respects as of the date of this Agreement and shall be true and correct on and as of the Closing Date with the same force and effect as if made on and as of such date (except to the extent such representations and warranties are specifically made as of a particular date, in which case such representations and warranties shall be true and correct as of such date). The Parent Capitalization Representations shall have been true and correct in all respects as of the date of this Agreement and shall be true and correct on and as of the Closing Date with the same force and effect as if made on and as of such date, except, in each case, (x) for such inaccuracies which are de minimis, individually or in the aggregate or (y) for those representations and warranties which address matters only as of a particular date (which representations and warranties shall have been true and correct, subject to the qualifications as set forth in the preceding clause (x), as of such particular date). The representations and warranties of Parent and Merger Sub contained in this Agreement (other than the Parent Fundamental Representations and the Parent Capitalization Representations) shall have been true and correct as of the date of this Agreement and shall be true and correct on and as of the Closing Date with the same force and effect as if made on the Closing Date except (a) in each case, or in the aggregate, where the failure to be true and correct would not reasonably be expected to have a Parent Material Adverse Effect (without giving effect to any references therein to any Parent Material Adverse Effect or other materiality qualifications), or (b) for those representations and warranties which address matters only as of a particular date (which representations shall have been true and correct, subject to the qualifications as set forth in the preceding clause (a), as of such particular date) (it being understood that, for purposes of determining the accuracy of such representations and warranties, any update of or modification to the Parent Disclosure Schedule made or purported to have been made after the date of this Agreement shall be disregarded).

8.2. Performance of Covenants. Parent and Merger Sub shall have performed or complied with in all material respects all of their agreements and covenants required to be performed or complied with by each of them under this Agreement at or prior to the Effective Time.

8.3. Documents. The Company shall have received the following documents, each of which shall be in full force and effect:

(a) a certificate executed by the Chief Executive Officer or Chief Financial Officer of Parent confirming that the conditions set forth in Sections 8.1, 8.2, and 8.4 have been duly satisfied; and

(b) a written resignation, in a form reasonably satisfactory to the Company, dated as of the Closing Date and effective as of the Closing, executed by each of the officers and directors of Parent who are not to continue as officers or directors of Parent after the Closing pursuant to Section 5.14 hereof.

8.4. No Parent Material Adverse Effect. Since the date of this Agreement, there shall not have occurred any Parent Material Adverse Effect.

8.5. Lock-Up Agreements. The Lock-Up Agreements executed by each of the Parent Lock-Up Signatories and each executive officer and director of Parent who is elected or appointed, as applicable, as an executive officer and director of Parent as of immediately following the Closing, each of which shall be in full force and effect.

Section 9. TERMINATION

9.1. Termination. This Agreement may be terminated prior to the Effective Time (whether before or after adoption of this Agreement by the Company’s stockholders and whether before or after approval of the Parent Stockholder Matters by Parent’s stockholders, unless otherwise specified below):

(a) by mutual written consent of Parent and the Company;

(b) by either Parent or the Company if the Contemplated Transactions shall not have been consummated by November 30, 2018 (subject to possible extension as provided in this Section 9.1(b), the “End Date”); provided, however, that the right to terminate this Agreement under this Section 9.1(b) shall not be available to the Company, on the one hand, or to Parent, on the other hand, if such Party’s action or failure to act has been a principal cause of the failure of the Contemplated Transactions to occur on or before the End Date and such action or failure to act constitutes a breach of this Agreement, provided, further, however, that, in the event that a request for additional information has been made by any Governmental Body, or in the event that the SEC has not declared effective under the Securities Act the Registration Statement by the date which is sixty (60) days prior to the End Date, then either the Company or Parent shall be entitled to extend the End Date for an additional sixty (60) days by written notice to the other the Party;

(c) by either Parent or the Company if a court of competent jurisdiction or other Governmental Body shall have issued a final and nonappealable order, decree or ruling, or shall have taken any other action, having the effect of permanently restraining, enjoining or otherwise prohibiting the Contemplated Transactions;

(d) by Parent if the Required Company Stockholder Vote shall not have been obtained within three Business Days of the Registration Statement becoming effective in accordance with the provisions of the Securities Act; provided, however, that once the Required Company Stockholder Vote has been obtained, Parent may not terminate this Agreement pursuant to this Section 9.1(d);

(e) by either Parent or the Company if (i) the Parent Stockholders’ Meeting (including any adjournments and postponements thereof) shall have been held and completed and Parent’s stockholders shall have taken a final vote on the Parent Stockholder Matters and (ii) the Parent Stockholder Matters shall not have been approved at the Parent Stockholders’ Meeting (or at any adjournment or postponement thereof) by the Required Parent Stockholder Vote;

(f) by the Company (at any time prior to the approval of the Parent Stockholder Matters by the Required Parent Stockholder Vote) if a Parent Triggering Event shall have occurred;

(g) by Parent (at any time prior to the Required Company Stockholder Vote being obtained) if a Company Triggering Event shall have occurred;

(h) by the Company, upon a breach of any representation, warranty, covenant or agreement set forth in this Agreement by Parent or Merger Sub or if any representation or warranty of Parent or Merger Sub shall have become inaccurate, in either case, such that the conditions set forth in Section 8.1 or Section 8.2 would not be satisfied as of the time of such breach or as of the time such representation or warranty shall have become inaccurate; provided that the Company is not then in material breach of any representation, warranty, covenant or agreement under this Agreement; provided, further, that if such inaccuracy in Parent’s or Merger Sub’s representations and warranties or breach by Parent or Merger Sub is curable by the End Date by Parent or Merger Sub, then this Agreement shall not terminate pursuant to this Section 9.1(g) as a result of such particular breach or inaccuracy until the expiration of a 30-day period commencing upon delivery of written notice from the Company to Parent or Merger Sub of such breach or inaccuracy and its intention to terminate pursuant to this Section 9.1(g) (it being understood that this Agreement shall not terminate pursuant to this Section 9.1(g) as a result of such particular breach or inaccuracy if such breach by Parent or Merger Sub is cured prior to such termination becoming effective);

(i) by Parent, upon a breach of any representation, warranty, covenant or agreement set forth in this Agreement by the Company or if any representation or warranty of the Company shall have become inaccurate, in either case, such that the conditions set forth in Section 7.1 or Section 7.2 would not be satisfied as of the time of such breach or as of the time such representation or warranty shall have become inaccurate; provided that Parent is not then in material breach of any representation, warranty, covenant or agreement under this Agreement; provided, further, that if such inaccuracy in the Company’s representations and warranties or breach by the Company is curable by the End Date by the Company then this Agreement shall not terminate pursuant to this Section 9.1(i) as a result of such particular breach or inaccuracy until the expiration of a 30-day period commencing upon delivery of written notice from Parent to the Company of such breach or inaccuracy and its intention to terminate pursuant to this Section 9.1(i) (it being understood that this Agreement shall not terminate pursuant to this Section 9.1(i) as a result of such particular breach or inaccuracy if such breach by the Company is cured prior to such termination becoming effective); or

(j) by Parent, at any time, if (i) Parent has received a Superior Offer, (ii) Parent has complied with its obligations under Section 5.3(c) in order to accept such Superior Offer, (iii) Parent concurrently terminates this Agreement and enters into a Permitted Alternative Agreement with respect to such Superior Offer and (iv) within two Business Days of such termination, Parent pays to the Company the Company Termination Fee.

(k) by the Company, at any time, if (i) the Company has received a Superior Offer, (ii) the Company has complied with its obligations under Section 5.2(d) in order to accept such Superior Offer, (iii) the Company concurrently terminates this Agreement and enters into a Permitted Alternative Agreement with respect to such Superior Offer and (iv) within two Business Days of such termination, the Company pays to Parent the Parent Termination Fee.

9.2. Effect of Termination. In the event of the termination of this Agreement as provided in Section 9.1, this Agreement shall be of no further force or effect; provided, however, that (a) this Section 9.2, Section 5.10, Section 9.3, Section 10 and the definitions of the defined terms in such Sections shall survive the termination of this Agreement and shall remain in full force and effect, and (b) the termination of this Agreement and the provisions of Section 9.3 shall not relieve any Party of any liability for fraud or for any willful or intentional breach of any representation, warranty, covenant, obligation or other provision contained in this Agreement.

9.3. Expenses; Termination Fees.

(a) Except as set forth in this Section 9.3, Section 5.8(d), and Section 5.11, all fees and expenses incurred in connection with this Agreement and the Contemplated Transactions shall be paid by the Party incurring such expenses, whether or not the Merger is consummated; provided, however, that Parent shall pay all fees and expenses incurred in relation to the printing and filing with the SEC of the Registration Statement (including any financial statements and exhibits) and any amendments or supplements thereto and paid to a financial printer or the SEC. It is understood and agreed that all fees and expenses incurred or to be incurred by the Company in connection with the Contemplated Transactions and preparing, negotiating and entering into this Agreement and the performance of its obligations under this Agreement shall be paid by the Company in cash at or prior to the Closing.

(b) If (i) this Agreement is terminated by the Company pursuant to Section 9.1(f), (ii) an Acquisition Proposal with respect to Parent shall have been publicly announced or disclosed or otherwise communicated to Parent or the Parent Board after the date of this Agreement but prior to the termination of this Agreement and (iii) within twelve months after the date of such termination, Parent consummates a Subsequent Transaction in respect of the Acquisition Proposal referred to in clause (ii), then Parent shall pay to the Company an amount equal to $2,500,000 (the “Company Termination Fee”) within ten Business Days of such entry into a definitive agreement or consummation of such Subsequent Transaction.

(c) If this Agreement is terminated by Parent pursuant to Section 9.1(j), Parent shall pay to the Company within ten Business Days of such termination the Company Termination Fee.

(d) If (i) this Agreement is terminated by Parent pursuant to Section 9.1(g), (ii) an Acquisition Proposal with respect to the Company shall have been publicly announced or disclosed or otherwise communicated to the Company or the Company Board after the date of this Agreement but prior to the termination of this Agreement and (iii) within twelve months after the date of such termination, the Company consummates a Subsequent Transaction in respect of the Acquisition Proposal referred to in clause (ii), then the Company shall pay to Parent an amount equal to $2,500,000 (the “Parent Termination Fee”) within ten Business Days of such entry into a definitive agreement or consummation of such Subsequent Transaction.

(e) If this Agreement is terminated by the Company pursuant to Section 9.1(k), the Company shall pay to Parent within ten Business Days of such termination the Parent Termination Fee.

(f) Any Company Termination Fee or Parent Termination Fee due under this Section 9.3 shall be paid by wire transfer of same day funds. If a Party fails to pay when due any amount payable by it under this Section 9.3, then such Party shall (i) reimburse the other Party for reasonable costs and expenses (including reasonable fees and disbursements of counsel) incurred by it in connection with the collection of such overdue amount and the enforcement by such Party of its rights under this Section 9.3, and (ii) such Party shall pay to the other Party interest on such overdue amount (for the period commencing as of the date such overdue amount was originally required to be paid and ending on the date such overdue amount is actually paid to the Company in full) at a rate per annum equal to the “prime rate” (as published in The Wall Street Journal or any successor thereto) in effect on the date such overdue amount was originally required to be paid.

(g) The Parties agree that, subject to Section 9.2, payment of the Company Termination Fee shall, in the circumstances in which it is owed in accordance with the terms of this Agreement, constitute the sole and exclusive remedy of the Company following the termination of this Agreement, it being understood that in no event shall Parent be required to pay the amounts payable pursuant to this Section 9.3 on more than one occasion and following payment of the Company Termination Fee (x) Parent shall have no further liability to the Company in connection with or arising out of this Agreement or the termination thereof, any breach of this Agreement by Parent giving rise to such termination, or the failure of the Contemplated Transactions to be consummated, (y) neither the Company nor any of its Affiliates shall be entitled to bring or maintain any other claim, action or proceeding against Parent or Merger Sub or seek to obtain any recovery, judgment or damages of any kind against such Parties (or any partner, member, stockholder, director, officer, employee, Subsidiary, Affiliate, agent or other Representative of such Parties) in connection with or arising out of this Agreement or the termination thereof, any breach by any such Parties giving rise to such termination or the failure of the Contemplated Transactions to be consummated and (z) the Company and its Affiliates shall be precluded from any other remedy against Parent, Merger Sub and their respective Affiliates, at law or in equity or otherwise, in connection with or arising out of this Agreement or the termination thereof, any breach by such Party giving rise to such termination or the failure of the Contemplated Transactions to be consummated.

(h) The Parties agree that, subject to Section 9.2, payment of the Parent Termination Fee shall, in the circumstances in which it is owed in accordance with the terms of this Agreement, constitute the sole and exclusive remedy of Parent following the termination of this Agreement, it being understood that in no event shall the Company be required to pay the amounts payable pursuant to this Section 9.3 on more than one occasion and following payment of the Parent Termination Fee (x) the Company shall have no further liability to Parent in connection with or arising out of this Agreement or the termination thereof, any breach of this Agreement by the Company giving rise to such termination, or the failure of the Contemplated Transactions to be consummated, (y) neither Parent nor any of its Affiliates shall be entitled to bring or maintain any other claim, action or proceeding against the Company or seek to obtain any recovery, judgment or damages of any kind against such Parties (or any partner, member, stockholder, director, officer, employee, Subsidiary, Affiliate, agent or other Representative of such Parties) in connection with or arising out of this Agreement or the termination thereof, any breach by any such Parties giving rise to such termination or the failure of the Contemplated Transactions to be consummated and (z) Parent and its Affiliates shall be precluded from any other remedy against the Company and its Affiliates, at law or in equity or otherwise, in connection with or arising out of this Agreement or the termination thereof, any breach by such Party giving rise to such termination or the failure of the Contemplated Transactions to be consummated.

(i) Each of the Parties acknowledges that (i) the agreements contained in this Section 9.3 are an integral part of the Contemplated Transactions, (ii) without these agreements, the Parties would not enter into this Agreement and (iii) any amount payable pursuant to this Section 9.3 is not a penalty, but rather is liquidated damages in a reasonable amount that will compensate the Company in the circumstances in which such amount is payable.

Section 10. MISCELLANEOUS PROVISIONS

10.1. Non-Survival of Representations and Warranties. The representations and warranties of the Company, Parent and Merger Sub contained in this Agreement or any certificate or instrument delivered pursuant to this Agreement shall terminate at the Effective Time, and only the covenants that by their terms survive the Effective Time and this Section  10 shall survive the Effective Time.

10.2. Amendment. This Agreement may be amended with the approval of the respective Boards of Directors of the Company, Merger Sub and Parent at any time (whether before or after the adoption and approval of this Agreement by the Company’s stockholders or before or after obtaining the Required Parent Stockholder Vote); provided, however, that after any such approval of this Agreement by a Party’s stockholders, no amendment shall be made which by Law requires further approval of such stockholders without the further approval of such stockholders. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the Company, Merger Sub and Parent.

10.3. Waiver.

(a) No failure on the part of any Party to exercise any power, right, privilege or remedy under this Agreement, and no delay on the part of any Party in exercising any power, right, privilege or remedy under this Agreement, shall operate as a waiver of such power, right, privilege or remedy; and no single or partial exercise of any such power, right, privilege or remedy shall preclude any other or further exercise thereof or of any other power, right, privilege or remedy.

(b) No Party shall be deemed to have waived any claim arising out of this Agreement, or any power, right, privilege or remedy under this Agreement, unless the waiver of such claim, power, right, privilege or remedy is expressly set forth in a written instrument duly executed and delivered on behalf of such Party and any such waiver shall not be applicable or have any effect except in the specific instance in which it is given.

10.4. Entire Agreement; Counterparts; Exchanges by Electronic Transmission. This Agreement and the other agreements referred to in this Agreement constitute the entire agreement and supersede all prior agreements and understandings, both written and oral, among or between any of the Parties with respect to the subject matter hereof and thereof; provided, however, that the Confidentiality Agreement shall not be superseded and shall remain in full force and effect in accordance with its terms. This Agreement may be executed in several counterparts, each of which shall be deemed an original and all of which shall constitute one and the same instrument. The exchange of a fully executed Agreement (in counterparts or otherwise) by all Parties by electronic transmission in .PDF format shall be sufficient to bind the Parties to the terms and conditions of this Agreement.

10.5. Applicable Law; Jurisdiction. This Agreement shall be governed by, and construed in accordance with, the Laws of the State of Delaware, regardless of the Laws that might otherwise govern under applicable principles of conflicts of laws. In any action or proceeding between any of the Parties arising out of or relating to this Agreement or any of the Contemplated Transactions, each of the Parties: (a) irrevocably and unconditionally consents and submits to the exclusive jurisdiction and venue of the Court of Chancery of the State of Delaware or, to the extent such court does not have subject matter jurisdiction, the United States District Court for the District of Delaware or, to the extent that neither of the foregoing courts has jurisdiction, the Superior Court of the State of Delaware; (b) agrees that all claims in respect of such action or proceeding shall be heard and determined exclusively in accordance with clause (a) of this Section 10.5; (c) waives any objection to laying venue in any such action or proceeding in such courts; (d) waives any objection that such courts are an inconvenient forum or do not have jurisdiction over any Party; (e) agrees that service of process upon such Party in any such action or proceeding shall be effective if notice is given in accordance with Section 10.8 of this Agreement; and (f) irrevocably and unconditionally waives the right to trial by jury.

10.6. Attorneys’ Fees. In any action at law or suit in equity to enforce this Agreement or the rights of any of the Parties, the prevailing Party in such action or suit (as determined by a court of competent jurisdiction) shall be entitled to recover its reasonable out-of-pocket attorneys’ fees and all other reasonable costs and expenses incurred in such action or suit.

10.7. Assignability. This Agreement shall be binding upon, and shall be enforceable by and inure solely to the benefit of, the Parties and their respective successors and permitted assigns; provided, however, that neither this Agreement nor any of a Party’s rights or obligations hereunder may be assigned or delegated by such Party without the prior written consent of the other Party, and any attempted assignment or delegation of this Agreement or any of such rights or obligations by such Party without the other Party’s prior written consent shall be void and of no effect.

10.8. Notices. All notices and other communications hereunder shall be in writing and shall be deemed to have been duly delivered and received hereunder (a) one Business Day after being sent for next Business Day delivery, fees prepaid, via a reputable international overnight courier service, (b) upon delivery in the case of delivery by hand, or (c) on the date delivered in the place of delivery if sent by email or facsimile (with a written or electronic confirmation of delivery) prior to 5:00 p.m. San Francisco time, otherwise on the next succeeding Business Day, in each case to the intended recipient as set forth below:

if to Parent or Merger Sub:

Versartis, Inc.

1020 Marsh Rd.

Menlo Park, California 94025

Attention: Jay P. Shepard

Facsimile: (650) 433-2630

Email: jshepard@versartis.com

with a copy to (which shall not constitute notice):

Cooley LLP

101 California Street, 5th Floor

San Francisco, CA 94111

Attention: Kenneth L. Guernsey

Facsimile: (415) 693-2222

Email: kguernsey@cooley.com

if to the Company:

Aravive Biologics, Inc.

LyondellBasell Tower

McKinney St., Ste 3200

Houston, Texas 77010

Attention: Ray Tabibiazar

Facsimile: 713-654-4039

Email: Ray@aravive.com

with a copy to (which shall not constitute notice):

Gracin & Marlow, LLP

The Chrysler Building

405 Lexington Avenue, 26th Floor

New York, New York 10174

Attention: Leslie Marlow

Facsimile: 212-208-4657

Email: lmarlow@gracinmarlow.com

10.9. Cooperation. Each Party agrees to cooperate fully with the other Party and to execute and deliver such further documents, certificates, agreements and instruments and to take such other actions as may be reasonably requested by the other Party to evidence or reflect the Contemplated Transactions and to carry out the intent and purposes of this Agreement.

10.10. Severability. Any term or provision of this Agreement that is invalid or unenforceable in any situation in any jurisdiction shall not affect the validity or enforceability of the remaining terms and provisions of this Agreement or the validity or enforceability of the offending term or provision in any other situation or in any other jurisdiction. If a final judgment of a court of competent jurisdiction declares that any term or provision of this Agreement is invalid or unenforceable, the Parties agree that the court making such determination shall have the power to limit such term or provision, to delete specific words or phrases or to replace such term or provision with a term or provision that is valid and enforceable and that comes closest to expressing the intention of the invalid or unenforceable term or provision, and this Agreement shall be valid and enforceable as so modified. In the event such court does not exercise the power granted to it in the prior sentence, the Parties agree to replace such invalid or unenforceable term or provision with a valid and enforceable term or provision that will achieve, to the extent possible, the economic, business and other purposes of such invalid or unenforceable term or provision.

10.11. Other Remedies; Specific Performance. Except as otherwise provided herein, any and all remedies herein expressly conferred upon a Party will be deemed cumulative with and not exclusive of any other remedy conferred hereby, or by law or equity upon such Party, and the exercise by a Party of any one remedy will not preclude the exercise of any other remedy. The Parties agree that irreparable damage for which monetary damages, even if available, would not be an adequate remedy, would occur in the event that any Party does not perform the provisions of this Agreement (including failing to take such actions as are required of it hereunder to consummate this Agreement) in accordance with its specified terms or otherwise breaches such provisions. Accordingly, the Parties acknowledge and agree that the Parties shall be entitled to an injunction, specific performance and other equitable relief to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof, in addition to any other remedy to which they are entitled at law or in equity. Each of the Parties agrees that it will not oppose the granting of an injunction, specific performance or other equitable relief on the basis that any other Party has an adequate remedy at law or that any award of specific performance is not an appropriate remedy for any reason at law or in equity. Any Party seeking an injunction or injunctions to prevent breaches of this Agreement shall not be required to provide any bond or other security in connection with any such order or injunction.

10.12. No Third Party Beneficiaries. Nothing in this Agreement, express or implied, is intended to or shall confer upon any Person (other than the Parties and the D&O Indemnified Parties to the extent of their respective rights pursuant to Section 5.8) any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement.

10.13. Construction.

(a) References to “cash,” “dollars” or “$” are to U.S. dollars.

(b) For purposes of this Agreement, whenever the context requires: the singular number shall include the plural, and vice versa; the masculine gender shall include the feminine and neuter genders; the feminine gender shall include the masculine and neuter genders; and the neuter gender shall include masculine and feminine genders.

(c) The Parties have participated jointly in the negotiating and drafting of this Agreement and agree that any rule of construction to the effect that ambiguities are to be resolved against the drafting Party shall not be applied in the construction or interpretation of this Agreement, and no presumption or burden of proof shall arise favoring or disfavoring any Party by virtue of the authorship of any provision of this Agreement.

(d) As used in this Agreement, the words “include” and “including,” and variations thereof, shall not be deemed to be terms of limitation, but rather shall be deemed to be followed by the words “without limitation.”

(e) The use of the word “or” shall not be exclusive.

(f) Except as otherwise indicated, all references in this Agreement to “Sections,” “Exhibits” and “Schedules” are intended to refer to Sections of this Agreement and Exhibits and Schedules to this Agreement, respectively.

(g) Any reference to legislation or to any provision of any legislation shall include any modification, amendment, re-enactment thereof, any legislative provision substituted therefore and all rules, regulations, and statutory instruments issued or related to such legislations.

(h) The bold-faced headings and table of contents contained in this Agreement are for convenience of reference only, shall not be deemed to be a part of this Agreement and shall not be referred to in connection with the construction or interpretation of this Agreement.

(i) The Parties agree that each of the Company Disclosure Schedule and the Parent Disclosure Schedule shall be arranged in sections and subsections corresponding to the numbered and lettered sections and subsections contained in this Agreement. The disclosures in any section or subsection of the Company Disclosure Schedule or the Parent Disclosure Schedule shall qualify other sections and subsections in this Agreement to the extent it is readily apparent on its face from a reading of the disclosure that such disclosure is applicable to such other sections and subsections.

(j) Each of “delivered” or “made available” means, with respect to any documentation, that prior to 11:59 p.m. (San Francisco time) on the date that is two calendar days prior to the date of this Agreement (i) a copy of such material has been posted to and made available by a Party to the other Party and its Representatives in the electronic data room maintained by such disclosing Party or (ii) such material is disclosed in the Parent SEC Documents publicly made available on the SEC’s Electronic Data Gathering Analysis and Retrieval system.

(k) Whenever the last day for the exercise of any privilege or the discharge of any duty hereunder shall fall upon a Saturday, Sunday, or any date on which banks in San Francisco, California are authorized or obligated by Law to be closed, the Party having such privilege or duty may exercise such privilege or discharge such duty on the next succeeding day which is a regular Business Day.

(Remainder of page intentionally left blank)

IN WITNESS WHEREOF, the Parties have caused this Agreement to be executed as of the date first above written.

VERSARTIS, INC.

By:	/s/ Jay P. Shepard
Name:	Jay P. Shepard
Title:	President and Chief Executive Officer

VELO MERGER SUB, INC.

By:	/s/ Paul Westberg
Name:	Paul Westberg
Title:	Secretary

ARAVIVE BIOLOGICS, INC.

By:	/s/ Ray Tabibiazar
Name:	Ray Tabibiazar
Title:	Executive Chairman

EXHIBIT A

CERTAIN DEFINITIONS

(a) For purposes of this Agreement (including this Exhibit A):

“Acquisition Inquiry” means, with respect to a Party, an inquiry, indication of interest or request for information (other than an inquiry, indication of interest or request for information made or submitted by the Company, on the one hand, or Parent, on the other hand, to the other Party) that would reasonably be expected to lead to an Acquisition Proposal.

“Acquisition Proposal” means, with respect to a Party, any offer or proposal, whether written or oral (other than an offer or proposal made or submitted by or on behalf of the Company or any of its Affiliates, on the one hand, or by or on behalf of Parent or any of its Affiliates, on the other hand, to the other Party) contemplating or otherwise relating to any Acquisition Transaction with such Party.

“Acquisition Transaction” means any transaction or series of related transactions involving:

(a) any merger, consolidation, amalgamation, share exchange, business combination, issuance of securities, acquisition of securities, reorganization, recapitalization, tender offer, exchange offer or other similar transaction: (i) in which a Party is a constituent entity; (ii) in which a Person or “group” (as defined in the Exchange Act and the rules promulgated thereunder) of Persons directly or indirectly acquires beneficial or record ownership of securities representing more than 20% of the outstanding securities of any class of voting securities of a Party or any of its Subsidiaries; or (iii) in which a Party or any of its Subsidiaries issues securities representing more than 20% of the outstanding securities of any class of voting securities of such Party or any of its Subsidiaries; or

(b) any sale, lease, exchange, transfer, license, acquisition or disposition of any business or businesses or assets that constitute or account for 20% or more of the consolidated book value or the fair market value of the assets of a Party and its Subsidiaries, taken as a whole.

“Affiliate” of a Person means any other Person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, such Person. The term “control” (including the terms “controlled by” and “under common control with”) means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by contract or otherwise.

“Agreement” means the Agreement and Plan of Merger and Reorganization to which this Exhibit A is attached, as it may be amended from time to time.

“Anticipated Closing Date” means the anticipated Closing Date (as mutually agreed in good faith by Parent and the Company).

“Business Day” means any day other than a Saturday, Sunday or other day on which banks in San Francisco, California are authorized or obligated by Law to be closed.

“Cash and Cash Equivalents” means all (a) cash and cash equivalents (excluding restricted cash), (b) marketable securities, and (c) receivables (to the extent determined to be collectible), in each case, determined in accordance with GAAP, consistently applied.

“Code” means the Internal Revenue Code of 1986, as amended.

“Company Affiliate” means any Person that is (or at any relevant time was) under common control with the Company within the meaning of Sections 414(b), (c), (m) and (o) of the Code, and the regulations issued thereunder.

“Company Associate” means any current or former employee, independent contractor, officer or director of the Company.

“Company Board” means the board of directors of the Company.

“Company Capital Stock” means the Company Common Stock and the Company Preferred Stock.

“Company Capitalization Representations” means the representations and warranties of the Company set forth in Sections 2.6(a) and (c).

“Company Common Stock” means the Common Stock, par value $0.0001 per share, of the Company.

“Company Contract” means any Contract: (a) to which the Company or any of its Subsidiaries is a Party; (b) by which the Company or any of its Subsidiaries or any Company IP Rights or any other asset of the Company or its Subsidiaries is or may become bound or under which the Company or any of its Subsidiaries has, or may become subject to, any obligation; or (c) under which the Company or any of its Subsidiaries has or may acquire any right or interest.

“Company ERISA Affiliate” means any corporation or trade or business (whether or not incorporated) which is treated with the Company or any of its Subsidiaries as a single employer within the meaning of Section 414 of the Code.

“Company Fundamental Representations” means the representations and warranties of the Company set forth in Sections 2.1 (Due Organization; Subsidiaries), 2.3 (Authority; Binding Nature of Agreement), 2.4 (Vote Required), 2.10 (Title to Assets) and 2.20 (No Financial Advisors).

“Company IP Rights” means all Intellectual Property owned by, licensed to, or controlled by the Company or its Subsidiaries that is necessary for or used in the business of the Company and its Subsidiaries as presently conducted.

“Company IP Rights Agreement” means any Contract governing, related to or pertaining to any Company IP Rights.

“Company Lock-Up Signatories” means those Persons set forth on Section A of the Company Disclosure Schedule.

“Company Material Adverse Effect” means any Effect that, considered together with all other Effects that have occurred prior to the date of determination of the occurrence of a Company Material Adverse Effect, has or would reasonably be expected to have a material adverse effect on the business, condition (financial or otherwise), assets, liabilities or results of operations of the Company or its Subsidiaries, taken as a whole; provided, however, that Effects arising or resulting from the following shall not be taken into account in determining whether there has been a Company Material Adverse Effect: (a) general business or economic conditions affecting the industry in which the Company and its Subsidiaries operate, (b) acts of war, armed hostilities or terrorism, (c) changes in financial, banking or securities markets or (d) the taking of any action required to be taken by this Agreement; except in each case with respect to clauses (a) through (c), to the extent disproportionately affecting the Company and its Subsidiaries, taken as a whole, relative to other similarly situated companies in the industries in which the Company and its Subsidiaries operate.

“Company Options” means options or other rights to purchase shares of Company Capital Stock issued by the Company.

“Company Preferred Stock” means the Series A Preferred Stock, par value $0.0001 per share.

“Company Registered IP” means all Company IP Rights that are owned by or exclusively licensed to the Company or any of its Subsidiaries that are registered, filed or issued under the authority of, with or by any Governmental Body, including all Patents, registered Copyrights, and registered Trademarks (including domain names) and all applications for any of the foregoing.

“Company Stockholder Support Agreements” shall have the meaning set forth in the recitals.

“Company Stockholder Written Consent” shall have the meaning set forth in the recitals.

“Company Triggering Event” shall be deemed to have occurred if: (a) the Company shall have made a Company Board Adverse Recommendation Change; (b) the Company Board or any committee thereof shall have publicly approved, endorsed or recommended any Acquisition Proposal; or (c) the Company shall have entered into any letter of intent or similar document or any Contract relating to any Acquisition Proposal (other than a confidentiality agreement permitted pursuant to Section 4.5).

“Company Unaudited Balance Sheet” means the unaudited consolidated balance sheet of the Company and its consolidated Subsidiaries as of December 31, 2017 provided to Parent prior to the date of this Agreement.

“Confidentiality Agreement” means the Confidentiality Agreement, dated as of February 28, 2018, by and between the Company and Parent.

“Consent” means any approval, consent, ratification, permission, waiver or authorization (including any Governmental Authorization).

“Contemplated Transactions” means the Merger and the other transactions contemplated by this Agreement.

“Contract” means, with respect to any Person, any agreement, contract, subcontract, lease (whether for real or personal property), mortgage, license, sublicense or other legally binding commitment or undertaking of any nature to which such Person is a party or by which such Person or any of its assets are bound or affected under applicable Law.

“CPRIT Grant Contract” means the Cancer Research Grant Contract, dated December 1, 2015, by and between the Company and the Cancer Prevention and Research Institute of Texas.

“Determination Date” means the date that is ten calendar days prior to the Anticipated Closing Date.

“DGCL” means the General Corporation Law of the State of Delaware.

“Effect” means any effect, change, event, circumstance, or development.

“Encumbrance” means any lien, pledge, hypothecation, charge, mortgage, security interest, lease, license, option, easement, reservation, servitude, adverse title, claim, infringement, interference, option, right of first refusal, preemptive right, community property interest or restriction or encumbrance of any nature (including any restriction on the voting of any security, any restriction on the transfer of any security or other asset, any restriction on the receipt of any income derived from any asset, any restriction on the use of any asset and any restriction on the possession, exercise or transfer of any other attribute of ownership of any asset).

“Enforceability Exceptions” means the (a) Laws of general application relating to bankruptcy, insolvency and the relief of debtors; and (b) rules of law governing specific performance, injunctive relief and other equitable remedies.

“Entity” means any corporation (including any non-profit corporation), partnership (including any general partnership, limited partnership or limited liability partnership), joint venture, estate, trust, company (including any company limited by shares, limited liability company or joint stock company), firm, society or other enterprise, association, organization or entity, and each of its successors.

“Environmental Law” means any federal, state, local or foreign Law relating to pollution or protection of human health or the environment (including ambient air, surface water, ground water, land surface or subsurface strata), including any Law or regulation relating to emissions, discharges, releases or threatened releases of Hazardous Materials, or otherwise relating to the manufacture, processing, distribution, use, treatment, storage, disposal, transport or handling of Hazardous Materials.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“ESPP” means Parent’s 2014 Employee Stock Purchase Plan.

“Exchange Act” means the Securities Exchange Act of 1934.

“Exchange Ratio” means, subject to Section 1.5(f), the following ratio (rounded to four decimal places): the quotient obtained by dividing (a) the Company Merger Shares by (b) the Company Outstanding Shares, in which:

•	“Aggregate Benchmark” means the sum of (a) the Company Benchmark, plus (b) the Parent Benchmark.

•	“Company Benchmark” mean an amount equal to the Parent Benchmark, excluding any adjustments pursuant to Section 5.22(d).

•	“Company Allocation Percentage” the quotient (rounded to two decimal places) determined by dividing (i) the Company Benchmark by (ii) the Aggregate Benchmark.

•	“Company Merger Shares” means the product determined by multiplying (i) the Post-Closing Parent Shares by (ii) the Company Allocation Percentage.

•

“Company Outstanding Shares” means the total number of shares of Company Capital Stock outstanding immediately prior to the Effective Time expressed on a fully-diluted and as-converted to Company Common Stock basis and assuming, without limitation or duplication, (i) the exercise of all Company Options outstanding as of immediately prior to the Effective Time (after giving effect to Section 5.5(d) hereof) (ii) the conversion of the Company Preferred Stock into Company Common Stock immediately prior to the Effective Time and (iii) the issuance of shares of Company Capital Stock in respect of all other outstanding options, warrants or rights to receive such shares, whether conditional or unconditional and including any outstanding options, warrants or rights triggered by or associated with the consummation of the Merger (but excluding any shares of Company Common Stock reserved for issuance other than with respect to outstanding Company Options under the Company Plans as of immediately prior to the Effective Time).

•

“Parent Allocation Percentage” means the quotient (rounded to two decimal places) determined by dividing (i) the Parent Benchmark by (ii) the Aggregate Benchmark (it being understood and agreed that to the extent any adjustment to the Parent Benchmark is made pursuant to Section 5.22(d), the Parent Allocation Percentage shall thereafter be adjusted accordingly to reflect such adjustment to the Parent Benchmark).

•	“Parent Benchmark” means the good faith estimate of the Parent Net Cash value as of May 31, 2018, as set forth on Section 5.22(a) of the Parent Disclosure Schedule.

•

“Parent Outstanding Shares” means the sum of (a) the total number of shares of Parent Common Stock outstanding immediately prior to the Effective Time, (b) the total number of shares of Parent Common Stock that, immediately prior to the Effective Time, are issuable upon exercise of

Parent Options (whether or not vested or currently exercisable) having exercise prices less than or equal to $2.53 per share of Parent Common Stock (as adjusted for any stock splits, combinations, reorganizations and the like with respect to the Parent Common Stock between the date of this Agreement and the Effective Time) and (c) the total number of shares of Parent Common Stock underlying Parent RSUs outstanding immediately prior to the Effective Time.

•	“Post-Closing Parent Shares” means the quotient determined by dividing (i) the Parent Outstanding Shares by (ii) the Parent Allocation Percentage.

“GAAP” means generally accepted accounting principles and practices in effect from time to time within the United States applied consistently throughout the period involved.

“Governmental Authorization” means any: (a) permit, license, certificate, franchise, permission, variance, exception, order, clearance, registration, qualification or authorization issued, granted, given or otherwise made available by or under the authority of any Governmental Body or pursuant to any Law; or (b) right under any Contract with any Governmental Body.

“Governmental Body” means any: (a) nation, state, commonwealth, province, territory, county, municipality, district or other jurisdiction of any nature; (b) federal, state, local, municipal, foreign or other government; (c) governmental or quasi-governmental authority of any nature (including any governmental division, department, agency, commission, bureau, instrumentality, official, ministry, fund, foundation, center, organization, unit, body or Entity and any court or other tribunal, and for the avoidance of doubt, any Taxing authority); or (d) self-regulatory organization (including Nasdaq).

“Hazardous Materials” means any pollutant, chemical, substance and any toxic, infectious, carcinogenic, reactive, corrosive, ignitable or flammable chemical, or chemical compound, or hazardous substance, material or waste, whether solid, liquid or gas, that is subject to regulation, control or remediation under any Environmental Law, including without limitation, crude oil or any fraction thereof, and petroleum products or by-products.

“Intellectual Property” means any and all intellectual and industrial property rights and other similar proprietary rights, in any jurisdiction throughout the world, whether registered or unregistered, including all rights pertaining to or deriving from: (a) patents and patent applications, (including any and all provisionals, continuations, continuations-in-part, continued prosecution, divisionals and patents of addition; requests for, and grants of, continued examination, extensions, supplemental protection certificates, re-examinations, post-grant confirmations or amendments, counterparts claiming priority from, or reissues of, any of the foregoing; and any patents or patent applications that claim priority to or from any of the foregoing) and all rights to claim priority arising from or related to any of the foregoing (collectively, “Patents”); (b) inventions, invention disclosures, discoveries and improvements, whether or not patentable; (c) copyrights and works of authorship, whether or not copyrightable (“Copyrights”); (d) computer software and firmware, including data files, source code, object code and software-related specifications and documentation; (e) trademarks, trade names, service marks, certification marks, service names, brands, trade dress and logos, applications therefore, and the goodwill associated therewith (collectively, “Trademarks”); (f) trade secrets (including those trade secrets defined in the Uniform Trade Secrets Act and under corresponding foreign statutory Law and common law), non-public information, and confidential information, know-how, business and technical information, and rights to limit the use or disclosure thereof by any Person (collectively “Trade Secrets”); (g) mask works; (h) domain names; (i) proprietary databases and data compilations and all documentation relating to the foregoing; and, including in each case any and all (1) rights under which an employee, inventor, author or other person is obligated to assign ownership any of the foregoing; (2) registrations of, applications to register, and renewals of, any of the foregoing with or by any Governmental Body in any jurisdiction throughout the world, (3) rights of action arising from the foregoing, including all claims for damages by reason of present, past and future infringement, misappropriation, violation misuse or breach of contract in respect of the foregoing, and present, past and future rights to sue and collect damages or seek injunctive relief for any such infringement, misappropriation, violation, misuse or breach; and (4) income, royalties and any other payments now and hereafter due and/or payable in respect of the foregoing.

“IRS” means the United States Internal Revenue Service.

“Key Employee” means, with respect to the Company or Parent, an executive officer of such Party or any employee of such Party that reports directly to the board of directors of such Party or to the Chief Executive Officer or Chief Operating Officer of such Party.

“Knowledge” means, with respect to an individual, that such individual is actually aware of the relevant fact or such individual would reasonably be expected to know such fact in the ordinary course of the performance of such individual’s employment responsibilities. Any Person that is an Entity shall have Knowledge if any officer or director of such Person as of the date such knowledge is imputed has Knowledge of such fact or other matter.

“Law” means any federal, state, national, foreign, material local or municipal or other law, statute, constitution, principle of common law, resolution, ordinance, code, edict, decree, rule, regulation, ruling or requirement issued, enacted, adopted, promulgated, implemented or otherwise put into effect by or under the authority of any Governmental Body (including under the authority of Nasdaq or the Financial Industry Regulatory Authority).

“Legal Proceeding” means any action, suit, litigation, arbitration, proceeding (including any civil, criminal, administrative, investigative or appellate proceeding), hearing, inquiry, audit, examination or investigation commenced, brought, conducted or heard by or before, or otherwise involving, any court or other Governmental Body or any arbitrator or arbitration panel.

“Merger Sub Board” means the board of directors of Merger Sub.

“Nasdaq” means the Nasdaq Stock Market, including the Nasdaq Global Select Market or such other Nasdaq market on which shares of Parent Common Stock are then listed.

“Ordinary Course of Business” means, in the case of each of the Company and Parent, such actions taken in the ordinary course of its normal operations and consistent with its past practices.

“Organizational Documents” means, with respect to any Person (other than an individual), (a) the certificate or articles of association or incorporation or organization or limited partnership or limited liability company, and any joint venture, limited liability company, operating or partnership agreement and other similar documents adopted or filed in connection with the creation, formation or organization of such Person and (b) all bylaws, regulations and similar documents or agreements relating to the organization or governance of such Person, in each case, as amended or supplemented.

“Parent Affiliate” means any Person that is (or at any relevant time was) under common control with Parent within the meaning of Sections 414(b), (c), (m) and (o) of the Code, and the regulations issued thereunder.

“Parent Balance Sheet” means the unaudited balance sheet of Parent as of March 31, 2018 (the “Parent Balance Sheet Date”), included in Parent’s Report on Form 10-Q for the quarterly period ended March 31, 2018, as filed with the SEC.

“Parent Board” means the board of directors of Parent.

“Parent Capitalization Representations” means the representations and warranties of Parent set forth in Sections 3.6(a) and (c).

“Parent Closing Price” means the volume weighted average closing trading price of a share of Parent Common Stock on Nasdaq for the five consecutive trading days ending five trading days immediately prior to the date upon which the Merger becomes effective.

“Parent Collar Range” means a range as set forth on Schedule A hereto.

“Parent Common Stock” means the Common Stock, $0.0001 par value per share, of Parent.

“Parent Contract” means any Contract: (a) to which Parent is a party; (b) by which Parent or any Parent IP Rights or any other asset of Parent is or may become bound or under which Parent has, or may become subject to, any obligation; or (c) under which Parent has or may acquire any right or interest.

“Parent Deficiency Amount” means the amount equal to the minimum amount of the Parent Collar Range minus the final Parent Net Cash, as determined in accordance with Section 5.22, but only to the extent such final Parent Net Cash is less than the minimum amount of the Parent Collar Range.

“Parent ERISA Affiliate” means any corporation or trade or business (whether or not incorporated) which is treated with Parent or any of its Subsidiaries as a single employer within the meaning of Section 414 of the Code.

“Parent Excess Amount” means the amount equal to the final Parent Net Cash, as determined in accordance with Section 5.22, minus the maximum amount of the Parent Collar Range, but only to the extent such final Parent Net Cash is more than the maximum amount of the Parent Collar Range.

“Parent Fundamental Representations” means the representations and warranties of Parent and Merger Sub set forth in Sections 3.1(a) (Due Organization; Subsidiaries), 3.3 (Authority; Binding Nature of Agreement), 3.4 (Vote Required) and 3.18 (No Financial Advisors).

“Parent IP Rights” means all Intellectual Property owned by, licensed to, or controlled by Parent that is necessary for or used in the business of Parent as presently conducted.

“Parent Lock-Up Signatories” means those Persons set forth on Section A of the Parent Disclosure Schedule.

“Parent Material Adverse Effect” means any Effect that, considered together with all other Effects that have occurred prior to the date of determination of the occurrence of a Parent Material Adverse Effect, has or would reasonably be expected to have a material adverse effect on the business, condition (financial or otherwise), assets, liabilities or results of operations of Parent; provided, however, that Effects arising or resulting from the following shall not be taken into account in determining whether there has been a Parent Material Adverse Effect: (a) general business or economic conditions affecting the industry in which Parent operates, (b) acts of war, armed hostilities or terrorism, (c) changes in financial, banking or securities markets, (d) the taking of any action required to be taken by this Agreement, (e) any change in the stock price or trading volume of Parent Common Stock (it being understood, however, that any Effect causing or contributing to any change in stock price or trading volume of Parent Common Stock may be taken into account in determining whether a Parent Material Adverse Effect has occurred, unless such Effects are otherwise excepted from this definition), or (f) the announcement of this Agreement or the pendency of the Contemplated Transactions except in each case with respect to clauses (a) through (c), to the extent disproportionately affecting Parent relative to other similarly situated companies in the industries in which Parent operates.

“Parent Net Cash” means (a) Parent’s Cash and Cash Equivalents as of the Anticipated Closing Date, determined in a manner substantially consistent with the manner in which such items were determined in the Parent SEC Documents, minus (b) Parent’s current liabilities (including accrued tax liabilities, but excluding any accruals for paid time off, retention bonus payments and any contingent payments that become due and payable in connection with the consummation of the Contemplated Transactions (including any payment to Cowen & Company, LLC, any costs with respect to director and officer insurance, and any severance payments payable to employees of Parent)), in each case as of the Anticipated Closing Date and determined in a manner substantially consistent with the manner in which such items were determined in the Parent SEC Documents.

“Parent Net Cash Schedule” means a written schedule prepared in accordance with Section 5.22(a) and certified by the Chief Financial Officer of Parent, on behalf of Parent and not in his or her personal capacity, setting forth, in reasonable detail, Parent’s good faith estimate of Parent Net Cash as of the Anticipated Closing Date.

“Parent Options” means options or other rights to purchase shares of Parent Common Stock issued by Parent.

“Parent RSUs” means restricted stock units issued by Parent.

“Parent Triggering Event” shall be deemed to have occurred if: (a) Parent shall have failed to include in the Proxy Statement the Parent Board Recommendation or shall have made a Parent Board Adverse Recommendation Change; (b) the Parent Board or any committee thereof shall have publicly approved, endorsed or recommended any Acquisition Proposal; or (c) Parent shall have entered into any letter of intent or similar document or any Contract relating to any Acquisition Proposal (other than a confidentiality agreement permitted pursuant to Section 4.4).

“Party” or “Parties” means the Company, Merger Sub and Parent.

“Permitted Alternative Agreement” means a definitive agreement that contemplates or otherwise relates to an Acquisition Transaction that constitutes a Superior Offer.

“Permitted Encumbrance” means: (a) any liens for current Taxes not yet due and payable or for Taxes that are being contested in good faith and for which adequate reserves have been made on the Company Unaudited Balance Sheet or the Parent Balance Sheet, as applicable; (b) minor liens that have arisen in the Ordinary Course of Business and that do not (in any case or in the aggregate) materially detract from the value of the assets or properties subject thereto or materially impair the operations of the Company or any of its Subsidiaries or Parent, as applicable; (c) statutory liens to secure obligations to landlords, lessors or renters under leases or rental agreements; (d) deposits or pledges made in connection with, or to secure payment of, workers’ compensation, unemployment insurance or similar programs mandated by Law; (e) non-exclusive licenses of Intellectual Property granted by the Company or any of its Subsidiaries or Parent, as applicable, in the Ordinary Course of Business and that do not (in any case or in the aggregate) materially detract from the value of the Intellectual Property subject thereto; and (f) statutory liens in favor of carriers, warehousemen, mechanics and materialmen, to secure claims for labor, materials or supplies.

“Person” means any individual, Entity or Governmental Body.

“Proxy Statement” means the proxy statement to be sent to Parent’s stockholders in connection with the Parent Stockholders’ Meeting.

“Registration Statement” means the registration statement on Form S-4 (or any other applicable form under the Securities Act to register Parent Common Stock) to be filed with the SEC by Parent registering the public offering and sale of Parent Common Stock to some or all holders of Company Common Stock in the Merger, including all shares of Parent Common Stock to be issued in exchange for all other shares of Company Common Stock in the Merger, as said registration statement may be amended prior to the time it is declared effective by the SEC.

“Representatives” means directors, officers, employees, agents, attorneys, accountants, investment bankers, advisors and representatives.

“Sarbanes-Oxley Act” means the Sarbanes-Oxley Act of 2002.

“SEC” means the United States Securities and Exchange Commission.

“Securities Act” means the Securities Act of 1933, as amended.

“Stanford License” means the Exclusive License Agreement, dated January 25, 2012, by and between the Company and The Board of Trustees of the Leland Stanford Junior University, as amended.

“Subsequent Transaction” means any Acquisition Transaction (with all references to 20% in the definition of Acquisition Transaction being treated as references to 50% for these purposes).

An entity shall be deemed to be a “Subsidiary” of a Person if such Person directly or indirectly owns or purports to own, beneficially or of record, (a) an amount of voting securities or other interests in such entity that is sufficient to enable such Person to elect at least a majority of the members of such entity’s board of directors or other governing body, or (b) at least 50% of the outstanding equity, voting, beneficial or financial interests in such Entity.

“Superior Offer” means an unsolicited bona fide written Acquisition Proposal (with all references to 20% in the definition of Acquisition Transaction being treated as references to greater than 50% for these purposes) that: (a) was not obtained or made as a direct or indirect result of a breach of (or in violation of) this Agreement; and (b) is on terms and conditions that the Parent Board or the Company Board, as applicable, determines in good faith, based on such matters that it deems relevant (including the likelihood of consummation thereof), as well as any written offer by the other Party to this Agreement to amend the terms of this Agreement, and following consultation with its outside legal counsel and outside financial advisors, if any, are more favorable, from a financial point of view, to Parent’s stockholders or the Company’s stockholders, as applicable, than the terms of the Contemplated Transactions.

“Takeover Statute” means any “fair price,” “moratorium,” “control share acquisition” or other similar anti-takeover Law.

“Tax” means any federal, state, local, foreign or other tax, including any income, capital gain, gross receipts, capital stock, profits, transfer, estimated, registration, stamp, premium, escheat, unclaimed property, customs duty, ad valorem, occupancy, occupation, alternative, add-on, windfall profits, value added, severance, property, business, production, sales, use, license, excise, franchise, employment, payroll, social security, disability, unemployment, workers’ compensation, national health insurance, withholding or other taxes, duties, fees, assessments or governmental charges, surtaxes or deficiencies thereof of any kind whatsoever, however denominated, and including any fine, penalty, addition to tax or interest imposed by a Governmental Body with respect thereto.

“Tax Return” means any return (including any information return), report, statement, declaration, estimate, schedule, notice, notification, form, election, certificate or other document, and any amendment or supplement to any of the foregoing, filed with or submitted to, or required to be filed with or submitted to, any Governmental Body in connection with the determination, assessment, collection or payment of any Tax or in connection with the administration, implementation or enforcement of or compliance with any Law relating to any Tax.

“Treasury Regulations” means the United States Treasury regulations promulgated under the Code.

(b) Each of the following terms is defined in the Section set forth opposite such term:

Term	Section
280G Approval	4.7
Accounting Firm	5.22(c)
Allocation Certificate	5.18
Anti-Bribery Laws	2.22
Benefit Plan	2.17(a)
Capitalization Date	3.6(a)
Certificate of Merger	1.3
Certification	3.7(a)
Closing	1.3
Closing Date	1.3
Company	Preamble

Term	Section
Company Audited Financial Statements	5.19
Company Board Adverse Recommendation Change	4.5(c)
Company Board Recommendation	5.2(c)
Company Budget	4.2(b)(v)
Company Designee	5.14
Company Disclosure Schedule	2
Company Dispute Notice	5.22(b)
Company Financials	2.7(a)
Company Interim Financial Statements	5.19
Company Material Contract	2.13(a)
Company Notice Period	5.2(b)
Company Plans	2.6(c)
Company Permits	2.14(b)
Company Preferred Stock	2.6(a)
Company Products	2.14(d)
Company Real Estate Leases	2.11
Company Regulatory Permits	2.14(d)
Company Stock Certificate	1.6
Company Stockholder Support Agreement	Recitals
Company Stockholder Written Consent	Recitals
Company Termination Fee	9.3(b)
Continuing Employees	5.7
Costs	5.8(a)
D&O Indemnified Parties	5.8(a)
Dissenting Shares	1.8(a)
Drug Regulatory Agency	2.14(a)
Effective Time	1.3
End Date	9.1(b)
Exchange Agent	1.7(a)
Exchange Fund	1.7(a)
FDA	2.14(a)
FDCA	2.14(a)
Foreign Plans	2.17(m)
HIPAA	2.14(g)
Intended Tax Treatment	5.12(a)
Investor Agreements	2.21(b)
Liability	2.9
Lock-Up Agreement	Recitals
Merger	Recitals
Merger Consideration	1.5(a)(ii)
Merger Sub	Preamble
Nasdaq Listing Application	5.11
Parent	Preamble
Parent Benefit Plan	3.15(a)
Parent Board Adverse Recommendation Change	5.3(b)
Parent Board Recommendation	5.3(b)
Parent Budget	4.1(b)(v)
Parent Designees	5.14
Parent Disclosure Schedule	3
Parent IP Agreements	3.10
Parent Material Contract	3.11
Parent Net Cash Response Date	5.22(b)
Parent Notice Period	5.3(c)

Term	Section
Parent Permits	3.12(b)
Parent Real Estate Leases	3.9
Parent SEC Documents	3.7(a)
Parent Stock Plan	3.6(c)
Parent Stockholder Matters	5.3(a)
Parent Stockholders’ Meeting	5.3(a)
Parent Stockholder Support Agreement	Recitals
Parent Termination Fee	9.3(d)
Post-Closing Plans	5.7
Pre-Closing Period	4.1(a)
Required Company Stockholder Vote	2.4
Required Parent Stockholder Vote	3.4
Stockholder Notice	5.2(b)
Surviving Corporation	1.1
Waived 280G Benefits	4.7

Annex B

Certificate of Amendment to Amended and Restated Certificate of Incorporation

CERTIFICATE OF AMENDMENT OF

AMENDED AND RESTATED CERTIFICATE OF INCORPORATION OF

VERSARTIS, INC.

Versartis, Inc., a corporation organized and existing under the General Corporation Law of the State of Delaware (the “Company”),

DOES HEREBY CERTIFY:

FIRST: The name of Company is Versartis, Inc.

SECOND: The Board of Directors of the Company, acting in accordance with the provisions of Sections 141 and 242 of the General Corporation Law of the State of Delaware, adopted resolutions amending its Amended and Restated Certificate of Incorporation as follows:

Paragraph A in Article IV shall be deleted and the following paragraphs shall be inserted in lieu thereof:

“A. The Company is authorized to issue two classes of stock to be designated, respectively, “Common Stock” and “Preferred Stock.” The total number of shares that the Company is authorized to issue is 55,000,000 shares. 50,000,000 shares shall be Common Stock, each having a par value of $0.0001. 5,000,000 shares shall be Preferred Stock, each having a par value of $0.0001.

Except as otherwise provided by law, the shares of stock of the Company, regardless of class, may be issued by the Company from time to time in such amounts, for such consideration and for such corporate purposes as the Board of Directors may from time to time determine.

Contingent and effective upon the filing of this Certificate of Amendment to the Amended and Restated Certificate of Incorporation (the “Certificate of Amendment”) with the Secretary of State of the State of Delaware (the “Effective Time”), each                         shares of Common Stock issued and outstanding prior to the Effective Time shall, automatically and without any action on the part of the respective holders thereof, be combined and converted into one (1) share of Common Stock (the “Reverse Split”). No fractional share shall be issued in connection with the foregoing combination of the shares pursuant to the Reverse Split. The Company will pay in cash the fair value of such fractional shares, without interest and as determined in good faith by the Board of Directors of the Company when those entitled to receive such fractional shares are determined.

The Reverse Split shall occur automatically without any further action by the holders of Common Stock, and whether or not the certificates representing such shares of Common Stock have been surrendered to the Company; provided, however, that the Company shall not be obligated to issue certificates evidencing the shares of Common Stock issuable as a result of the Reverse Split unless the existing certificates evidencing the applicable shares of Common Stock prior to the Reverse Split are either delivered to the Company, or the holder notifies the Company that such certificates have been lost, stolen or destroyed, and executes an agreement satisfactory to the Company to indemnify the Company from any loss incurred by it in connection with such certificates.”

THIRD: Thereafter pursuant to a resolution of the Board of Directors, this Certificate of Amendment was submitted to the stockholders of the Company for their approval, and was duly adopted at a Special Meeting of Stockholders held on                         , 2018, in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.

[Remainder of the Page Intentionally Left Blank]

B-1

IN WITNESS WHEREOF, the Corporation has caused this Certificate to be signed by its Chief Executive Officer this                          day of                 , 2018.

Versartis, Inc.

By:
Name: Jay P. Shepard
Title: President and Chief Executive Officer

B-2

Annex C

Opinion of Cowen and Company

June 2, 2018

Board of Directors of

Versartis, Inc.

1020 Marsh Road

Menlo Park, CA 94025

Members of the Board (in their capacity as such):

In your capacity as members of the Board of Directors (the “Board”) of Versartis, Inc. (“Parent”), you have requested our opinion (the “Opinion”), as investment bankers, as to the fairness to Parent, from a financial point of view, of the Exchange Ratio to be paid by Parent pursuant to an Agreement and Plan of Merger and Reorganization (the “Merger Agreement”) with Aravive Biologics, Inc. (the “Company”) and Velo Merger Sub, Inc., a wholly-owned subsidiary of Parent (“Merger Sub”), which provides, among other things, for the merger of Merger Sub with and into the Company (the “Merger”) with the Company continuing as the surviving entity in the Merger as a wholly-owned subsidiary of Parent. As a result of the Merger, each outstanding share of the Company Capital Stock, other than any shares of Company Capital Stock held as treasury stock or held or owned by the Company or Merger Sub, or any subsidiary of the Company immediately prior to the Effective Time or any Dissenting Shares, will be converted solely into the right to receive a number of shares of Common Stock of Parent, par value $0.0001 (“Parent Common Stock”), equal to the Exchange Ratio. Immediately after the Effective Time, and based on the Exchange Ratio and other terms set forth in the Merger Agreement, (x) the aggregate number of shares of Parent Common Stock (i) issued to holders of the shares of Company Capital Stock outstanding immediately prior to the Effective Time, (ii) issuable to holders of Company Options outstanding as of immediately prior to the Effective Time (after giving effect to Section 5.5 of the Merger Agreement), and (iii) issuable to holders of all other options, warrants and other rights to receive shares of Company Capital Stock (with the number of shares of Parent Common Stock issuable upon exercise, conversion or exchange of any of the securities described in (ii) and (iii) being determined in accordance with the terms of the Merger Agreement) will be equal to (y) the aggregate number of shares of Parent Common Stock outstanding immediately prior to the Effective Time and the number of shares of Parent Common Stock issuable upon the exercise of all Parent Options with an exercise price less than or equal to $2.53 and all Parent RSUs, subject to certain adjustment set forth in Section 5.22 of the Merger Agreement. For purposes of the Opinion, we have been advised and we have assumed, at your direction, that there will be no adjustment required under Section 5.22 of the Merger Agreement. The terms and conditions of the Merger are more fully set forth in the Merger Agreement and capitalized terms used but not defined herein shall have the meanings ascribed to such terms in the Merger Agreement.

Cowen and Company, LLC (“we”or “Cowen”), as part of its investment banking business, is continually engaged in the valuation of businesses and securities in connection with mergers and acquisitions, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements and valuations for corporate and other purposes. In the ordinary course of our business, we and our affiliates may actively trade the securities of Parent for our own account and for the accounts of our customers and, accordingly, may at any time hold a long or short position in such securities. We are acting as the exclusive financial advisor to Parent in connection with the Merger and will receive a transaction fee (“Transaction Fee”) contingent upon consummation of the Merger and a fee (the “Opinion Fee”) upon the delivery of this Opinion which is not contingent upon consummation of the Merger. A significant portion of the Opinion Fee is creditable against the Transaction Fee. Parent has agreed to reimburse our expenses and indemnify us for certain liabilities that may arise out of our engagement. In the two years preceding the date of this Opinion, we have (i) entered into a Sales Agreement with Parent in August 2017 pursuant to which we agreed to serve as Parent’s sales agent in

Board of Directors

Versartis, Inc.

June 2, 2018

connection with Parent’s issuance of Parent Common Stock in an at-the-market offering having an aggregate offering price of up to $150,000,000, and (ii) acted as a managing underwriter in connection with Parent’s follow-on offering of Parent Common Stock having an aggregate offering price of $60,000,500 in September 2016. Except as set forth herein, there are no material relationships that existed during the two years prior to the date of this Opinion or are mutually understood to be contemplated in which any compensation was received or is intended to be received as a result of the relationship between Cowen and any party to the Merger. Cowen may seek to provide investment banking services to Parent, the Company or their respective affiliates in the future and may receive fees for the rendering of such services.

In connection with our Opinion, we have reviewed and considered such financial and other matters as we have deemed relevant, including, among other things:

1.	a draft of the Merger Agreement, dated June 1, 2018, such draft being the last draft of the Merger Agreement made available to us;

2.	certain publicly available financial and other information for Parent and certain other relevant financial and operating data furnished to Cowen by management of Parent;

3.	certain other publicly available information concerning the Company and Parent;

4.

certain non-publicly available information concerning the Company and Parent, respectively, including certain cash requirements for the Company prepared by its management, and certain cash requirements for Parent prepared by its management, in each case, as approved for our use by Parent (collectively, the “Cash Forecasts”);

5.

discussions we have had with the managements of the Company and Parent, as applicable, regarding the respective historical and current business operations, financial conditions and prospects of Parent and the Company, and such other matters we deemed relevant;

6.	the reported prices and trading history of shares of Parent Common Stock;

7.	certain publicly available financial and other information of certain publicly traded companies that we deemed relevant;

8.	the financial terms of certain selected initial public offerings we deemed relevant;

9.	certain discussions and negotiations between representatives of the Company and Parent in which we have participated; and

10.	such other information, financial studies, analyses and investigations, and considered such other factors, as we deemed relevant for purposes of our Opinion.

In conducting our review and arriving at our Opinion, we have, with your consent, relied upon and assumed, without independent verification, the accuracy and completeness of all of the financial and other information that was made available, supplied or otherwise communicated to Cowen by or on behalf of the Company or Parent, or that was otherwise reviewed by Cowen, including, without limitation, publicly available information. We have not undertaken any responsibility for the accuracy, completeness or reasonableness of, or independent verification of, such information. In addition, we have not evaluated the solvency or fair value of the Company, Parent or Merger Sub under any state or federal laws relating to bankruptcy, insolvency or similar matters. Cowen has relied on such information being complete and correct in all material respects and has further relied upon the assurances of the managements of the Company and Parent, as applicable, that, to their knowledge, such information does not contain any material omissions or misstatements of material fact. With respect to the Cash

Board of Directors

Versartis, Inc.

June 2, 2018

Forecasts supplied to us by the Company and Parent, we have assumed, at the direction of Parent, that they were reasonably prepared on the basis reflecting the best currently available estimates and good faith judgments of the management of the Company and the management of Parent, respectively. The Cash Forecasts were not prepared with the expectation of public disclosure and they are based on numerous variables and assumptions that are inherently uncertain, including, without limitation, factors related to general economic and competitive conditions. Accordingly, actual results could vary significantly from those set forth in the Cash Forecasts. We express no opinion as to the Cash Forecasts or the assumptions on which they were made. We have not received any internal financial analyses, financial forecasts, reports or other information concerning the Company or Parent prepared by either the management of the Company or Parent of a nature that would have enabled us to perform a discounted cash flow analysis of the future cash flows of the Company or Parent. We have relied upon, without independent verifications, the assessment of the management of Parent as to the existing products and services of the Company and the viability of, and risks associated with, the future products and services of the Company. We expressly disclaim any undertaking or obligation to advise any person of any change in any fact or matter affecting our Opinion of which we become aware after the date hereof.

We have also assumed that there were no material changes in the assets, liabilities, financial condition, results of operations, business or prospects of the Company or Parent since the date of the last financial information of the Company or Parent, respectively, made available to, or reviewed by, us. We did not make or obtain any independent evaluation, appraisal or physical inspection of the Company’s or Parent’s assets or liabilities, respectively, nor have we been furnished with any such evaluation or appraisal. Our Opinion does not in any way address the solvency or financial condition of the Company, Parent or any other participant in the Merger. Our Opinion does not address any legal, tax, accounting or regulatory matters related to the Merger Agreement or the Merger, as to which we have assumed that Parent and the Board have received such advice from legal, tax, accounting and regulatory advisors (other than Cowen) as each has determined appropriate. Our Opinion is necessarily based on economic, market, financial and other conditions as they exist as of the date of this Opinion, and on the information made available to us by or on behalf of the Company, Parent or their respective advisors, or information otherwise reviewed by Cowen, as of the date of this Opinion. It is understood that subsequent developments may affect the conclusion reached in this Opinion and that Cowen does not have any obligation to update, revise or reaffirm this Opinion. We have not considered any potential legislative or regulatory changes currently being considered or recently enacted by the United States or any foreign government, or any domestic or foreign regulatory body, or any changes in accounting methods or generally accepted accounting principles that may be adopted by the Securities and Exchange Commission (the “SEC”), the Financial Accounting Standards Board, or any similar foreign regulatory body or board.

For purposes of rendering our Opinion, we have assumed, with your consent, that there are no factors that would delay or subject to any adverse conditions any necessary regulatory or governmental approval and that all conditions to the Merger will be satisfied without any material waiver, amendment or delay. In addition, we have assumed that the definitive Merger Agreement will not differ materially from the draft we reviewed. We have also assumed that the Merger will be consummated substantially on the terms and conditions described in the Merger Agreement, without any adjustment to the Exchange Ratio, or waiver of material terms or conditions by any party thereto, and that obtaining any necessary regulatory approvals or satisfying any other conditions for consummation of the Merger will not have an adverse effect on the Company, Parent, Merger Sub or the Merger. We have assumed that the Merger will be consummated in a manner that complies with the applicable provisions of the Securities Act of 1933, as amended, the Securities Exchange Act of 1934, as amended, and all other applicable federal and state statutes, rules and regulations.

Board of Directors

Versartis, Inc.

June 2, 2018

It is understood that our Opinion is for the information of, and directed to, the Board (in its capacity as such) for its information and assistance in connection with its consideration of the Merger and may not be used for any other purpose. Our Opinion does not constitute a recommendation to the Board as to how the Board should vote on the Merger or to any stockholder of Parent or the Company as to how any such stockholder should vote at any stockholders’ meeting at which the Merger is considered, or whether or not any stockholder of Parent or the Company should enter into a voting, shareholders’, or affiliates’ agreement with respect to the Merger or exercise any dissenter’s or appraisal rights that may be applicable to such stockholder. In addition, our Opinion does not compare the relative merits of the Merger with any other alternative transactions or business strategies which may have been available to Parent and does not address the underlying business decision of the Board or Parent to proceed with or effect the Merger.

Our Opinion is limited to whether the Exchange Ratio to be paid by Parent pursuant to the Merger Agreement is fair to Parent, from a financial point of view, and does not address any other terms, aspects or implications of the transactions contemplated by the Merger Agreement, including, without limitation, the form or structure of the Merger, any consequences of the Merger on the Company, Parent, or their respective stockholders, creditors or otherwise, or any terms, aspects or implications of any voting, support, stockholder or other agreements, arrangements or understandings contemplated or entered into in connection with the transactions contemplated by the Merger Agreement or otherwise. We are not expressing any opinion herein as to what the value, price or trading range of the shares of the Parent Common Stock will be following public announcement or consummation of the Merger. We have not been requested to opine as to, and our Opinion does not in any manner address or include: (i) the legal, tax or accounting consequences of the Merger on the Company, Parent or their respective securityholders; (ii) the fairness of the amount or nature of any compensation to any of the Company’s or Parent’s officers, directors or employees, or class of such persons; (iii) the fairness of the Merger to holders of any class of securities, creditors or other constituencies of Parent, or any class of securities, creditors or other constituencies of any other party to any transaction contemplated by the Merger Agreement (including the Company); (iv) any advice or opinions provided by any other advisor to the Company or Parent; (v) the treatment of, or effect of the Merger on, any securities of the Company or Parent (including, without limitation, any Company Options, Parent Options or Parent RSUs) or the holders of any such securities; (vi) any other strategic alternatives currently (or which have been or may be) contemplated by the Board or Parent; or (vii) whether Parent has sufficient cash, available lines of credit or other sources of funds to enable it to consummate the Merger.

Our Opinion may not be disseminated, quoted, reproduced, summarized, described or referred to or disclosed to any other person, nor shall any public reference to Cowen be made, without our prior written consent; provided that Parent may, without our prior written consent, include the full text of this letter in any proxy statement or registration statement filed by Parent with the SEC in connection with the Merger.

This Opinion was reviewed and approved by Cowen’s Fairness Opinion Review Committee.

Based upon and subject to the foregoing, including the various assumptions and limitations set forth herein, it is our opinion, as investment bankers, that, as of the date hereof, the Exchange Ratio to be paid by Parent pursuant to the Merger Agreement is fair to Parent, from a financial point of view.

Very truly yours,

COWEN AND COMPANY, LLC

Annex D SECTION 262 OF THE DELAWARE GENERAL CORPORATION LAW

§262 Appraisal rights.

(a) Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to § 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder’s shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word “stockholder” means a holder of record of stock in a corporation; the words “stock” and “share” mean and include what is ordinarily meant by those words; and the words “depository receipt” mean a receipt or other instrument issued by a depository representing an interest in 1 or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.

(b) Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to § 251 (other than a merger effected pursuant to § 251(g) of this title and, subject to paragraph (b)(3) of this section, § 251(h) of this title), § 252, § 254, § 255, § 256, § 257, § 258, § 263 or § 264 of this title:

(1) Provided, however, that, except as expressly provided in § 363(b) of this title, no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of the meeting of stockholders to act upon the agreement of merger or consolidation, were either: (i) listed on a national securities exchange or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in § 251(f) of this title.

(2) Notwithstanding paragraph (b)(1) of this section, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to §§ 251, 252, 254, 255, 256, 257, 258, 263 and 264 of this title to accept for such stock anything except:

a. Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;

b. Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or held of record by more than 2,000 holders;

c. Cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a. and b. of this section; or

d. Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a., b. and c. of this section.

(3) In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under § 251(h), § 253 or § 267 of this title is not owned by the parent immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

(4) In the event of an amendment to a corporation’s certificate of incorporation contemplated by § 363(a) of this title, appraisal rights shall be available as contemplated by § 363(b) of this title, and the procedures of this section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as practicable, with the word “amendment” substituted for the words “merger or consolidation,” and the word “corporation” substituted for the words “constituent corporation” and/or “surviving or resulting corporation.”

(c) Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the provisions of this section, including those set forth in subsections (d), (e), and (g) of this section, shall apply as nearly as is practicable.

(d) Appraisal rights shall be perfected as follows:

(1) If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for notice of such meeting (or such members who received notice in accordance with § 255(c) of this title) with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) of this section that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Each stockholder electing to demand the appraisal of such stockholder’s shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of such stockholder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder’s shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

(2) If the merger or consolidation was approved pursuant to § 228, § 251(h), § 253, or § 267 of this title, then either a constituent corporation before the effective date of the merger or consolidation or the surviving or resulting corporation within 10 days thereafter shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within 20 days after the date of mailing of such notice or, in the case of a merger approved pursuant to § 251(h) of this title, within the later of the consummation of the offer contemplated by § 251(h) of this title and 20 days after the date of mailing of such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder’s shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice or, in the case of a merger approved pursuant to § 251(h) of this title, later than the later of the consummation of the offer contemplated by § 251(h) of this title and 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder’s shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

(e) Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) of this section hereof and who is otherwise entitled to appraisal rights, may commence an appraisal proceeding by filing a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party shall have the right to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) of this section hereof, upon written request, shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such written statement shall be mailed to the stockholder within 10 days after such stockholder’s written request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) of this section hereof, whichever is later. Notwithstanding subsection (a) of this section, a person who is the beneficial owner of shares of such stock held either in a voting trust or by a nominee on behalf of such person may, in such person’s own name, file a petition or request from the corporation the statement described in this subsection.

(f) Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

(g) At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder. If immediately before the merger or consolidation the shares of the class or series of stock of the constituent corporation as to which appraisal rights are available were listed on a national securities exchange, the Court shall dismiss the proceedings as to all holders of such shares who are otherwise entitled to appraisal rights unless (1) the total number of shares entitled to appraisal exceeds 1% of the outstanding shares of the class or series eligible for appraisal, (2) the value of the consideration provided in the merger or consolidation for such total number of shares exceeds $1 million, or (3) the merger was approved pursuant to § 253 or § 267 of this title.

(h) After the Court determines the stockholders entitled to an appraisal, the appraisal proceeding shall be conducted in accordance with the rules of the Court of Chancery, including any rules specifically governing appraisal proceedings. Through such proceeding the Court shall determine the fair value of the shares exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. Unless the Court in its discretion determines otherwise for good cause shown, and except as provided in this subsection, interest from the effective date of the merger through the date of payment of the judgment shall be compounded quarterly and shall accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the effective date of the merger and the date of payment of the judgment. At any time before the entry of judgment in the proceedings, the surviving corporation may pay to each stockholder entitled to appraisal an amount in cash, in which case interest shall accrue thereafter as provided herein only upon the sum of (1) the difference, if any, between the amount so paid and the fair value of the shares as determined by the Court, and (2) interest theretofore accrued, unless paid at that time. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the stockholders entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted such stockholder’s certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights under this section.

(i) The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court’s decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.

(j) The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney’s fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

(k) From and after the effective date of the merger or consolidation, no stockholder who has demanded appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of such stockholder’s demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just; provided, however that this provision shall not affect the right of any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation within 60 days after the effective date of the merger or consolidation, as set forth in subsection (e) of this section.

(l) The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation.

PART II INFORMATION NOT REQUIRED IN PROXY STATEMENT/PROSPECTUS/INFORMATION STATEMENT

Item 20.	Indemnification of Directors and Officers

As permitted by the DGCL, Versartis’ certificate of incorporation eliminates the liability of directors to Versartis or its stockholders for monetary damages for breach of fiduciary duty as a director, except to the extent otherwise required by the DGCL.

The certificate of incorporation further provides that Versartis will indemnify any person who is or was made a party to any proceeding by reason of the fact that such person is or was a director or officer of Versartis against expenses, judgments, fines, penalties, and amounts paid in settlement incurred in connection therewith to the fullest extent authorized by the DGCL. Versartis’ bylaws provide for a similar indemnity to directors and officers of Versartis to the fullest extent authorized by the DGCL.

Versartis’ bylaws authorize the Versartis board of directors to enter into indemnification contracts with each of its officers and directors. Versartis has entered into indemnification contracts with each of its directors and executive officers. The indemnification contracts provide for the indemnification of directors and officers against all expenses, liability, and loss actually reasonably incurred to the fullest extent permitted by Versartis’ certificate of incorporation, bylaws, and applicable law.

Versartis’ bylaws also authorize Versartis to maintain insurance to protect any director or officer against any expense, liability, or loss, whether or not Versartis would have the power to indemnify such person against such expense, liability, or loss under the DGCL.

Item 21.	Exhibits and Financial Statement Schedules

(a) Exhibit Index

A list of exhibits filed with this registration statement on Form S-4 is set forth on the Exhibit Index and is incorporated herein by reference.

Exhibit Number	Description	Incorporated by Reference			Filed/ Furnished Herewith
		Form	File No.	Filing Date

2.1**	Agreement and Plan of Merger and Reorganization, dated June 3, 2018, by and among Versartis, Inc., Aravive Biologics, Inc. and Velo Merger Sub, Inc. (included as Annex A to the proxy statement/prospectus/information statement forming a part of this registration statement)				x

2.2	Form of Support Agreement, by and between Versartis, Inc. and Aravive Biologics, Inc.’s directors, officers and certain stockholders.	8-K	001-36361 18876944	6/4/2018

2.3	Form of Support Agreement, by and between Aravive Biologics, Inc. and Versartis, Inc.’s directors, officers and certain stockholders.	8-K	001-36361 18876944	6/4/2018

5.1*	Opinion of Cooley LLP regarding the validity of the securities

Exhibit Number	Description	Incorporated by Reference			Filed/ Furnished Herewith
		Form	File No.	Filing Date

10.1†	Cancer Research Grant Contract, dated December 1, 2015, by and between the Cancer Prevention and Research Institute of Texas and Ruga Corporation				x

10.2†	Exclusive License Agreement, dated January 25, 2012, by and between The Board of Trustees of the Leland Stanford Junior University and Ruga Corporation				x

10.3†	Amendment to the Exclusive License Agreement, dated July 26, 2012, by and between the Board of Trustees of Leland Stanford Junior University and Ruga Corporation				x

10.4†	Amendment No. 2 to the Exclusive License Agreement, dated June 29, 2015, by and between The Board of Trustees of the Leland Stanford Junior University and Ruga Corporation				x

10.5†	Amendment No. 3 to the Exclusive License Agreement, dated September 25, 2017, by and between The Board of Trustees of the Leland Stanford Junior University and Ruga Corporation				x

10.6†	Master Manufacturing Services Agreement, dated July 11, 2016, by and between WuXi Biologics (Hong Kong) Limited and Aravive Biologics, Inc.				x

10.7†	License Agreement, dated December 1, 2017, by and between WuXi Biologics (Hong Kong) Limited and Aravive Biologics, Inc.				x

10.8	Indemnification Agreement, dated October 17, 2016, by and between Ruga Corporation and Vinay Shah				x

23.1	Consent of PricewaterhouseCoopers LLP, independent registered public accountant for Versartis, Inc.				x

23.2	Consent of BDO USA LLP, independent auditor for Aravive Biologics, Inc.				x

23.3*	Consent of Cooley LLP (included in Exhibit 5.1 hereto)

24.1	Power of Attorney (included on the signature page hereto)				x

99.1*	Form of Versartis, Inc. Proxy Card

99.2	Opinion of Cowen and Company, LLC (included as Annex C to the proxy statement/prospectus/information statement forming a part of this registration statement)				x

99.3	Consent of Cowen and Company, LLC				x

99.4	Form of Certificate of Amendment to the Restated Certificate of Incorporation of Versartis, Inc. (included as Annex B to the proxy statement/prospectus/information statement forming a part of this registration statement)				x

99.5*	Consent of Jay P. Shepard to be named as director

99.6*	Consent of Srinivas Akkaraju to be named as director

Exhibit Number	Description	Incorporated by Reference			Filed/ Furnished Herewith
		Form	File No.	Filing Date

99.7*	Consent of Raymond Tabibiazar to be named as director

99.8*	Consent of Shahzad Malik to be named as director

*	To be filed by amendment.

**

The schedules and exhibits to the Merger Agreement have been omitted pursuant to Item 601(b)(2) of Regulation S-K. A copy of any omitted schedule and/or exhibit will be furnished to the Securities and Exchange Commission upon request.

†	Confidential portions of this exhibit have been omitted and filed separately with the Commission pursuant to confidential treatment granted under Rule 24b-2 promulgated under the Exchange Act.

(b) All schedules for which provision is made in the applicable accounting regulations of the SEC have been omitted because they are not required, amounts which would otherwise be required to be shown with respect to any item are not material, are inapplicable or the required information has already been provided elsewhere in the registration statement.

Item 22.	Undertakings

(a)	The undersigned registrant hereby undertakes

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

(ii) To reflect in the prospectus any facts or events arising after the effective date of this registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in this registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement;

(iii) To include any material information with respect to the plan of distribution not previously disclosed in this registration statement or any material change to such information in this registration statement;

(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4) That, for the purpose of determining liability under the Securities Act of 1933, to any purchaser: if the registrant is subject to Rule 430C, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however , that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(5) That, for the purpose of determining liability of the registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities, the undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i) Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(ii) Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii) The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv) Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

(b)	The undersigned registrant hereby undertakes as follows:

(1) That, prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

(2) That, every prospectus (i) that is filed pursuant to paragraph (c)(1) immediately preceding, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Securities Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c)

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

(d)

The undersigned registrant hereby undertakes to respond to requests for information that is incorporated by reference into this prospectus pursuant to Item 4, 10(b), 11, or 13 of this Form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

(e)

The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-4 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Menlo Park, State of California, on August 3, 2018.

VERSARTIS, INC.

By	/s/ Jay P. Shepard
Jay P. Shepard President and Chief Executive Officer (Principal Executive Officer and Financial Officer)

By	/s/ Kevin Haas
Kevin Haas Vice President, Finance (Principal Accounting Officer)

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Jay P. Shepard as his or her true and lawful attorney-in-fact and agent, with full powers of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any and all amendments to this registration statement (including post-effective amendments and any related registration statements filed pursuant to Rule 462 and otherwise), and to file the same with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent and full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully for all intents and purposes as he or she might or could do in person, hereby ratifying and confirming that said attorney-in-fact and agent, or any substitute or resubstitute, may lawfully do or cause to be done by virtue hereof.

SIGNATURE PAGE FOLLOWS

Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

SIGNATURE	TITLE	DATE

/s/ Jay P. Shepard Jay P. Shepard	Chief Executive Officer and Director (Principal Executive and Financial Officer)	August 3, 2018

/s/ Kevin Haas Kevin Haas	Vice President, Finance (Principal Accounting Officer)	August 3, 2018

/s/ Srinivas Akkaraju, M.D., Ph.D. Srinivas Akkaraju, M.D., Ph.D.	Director	August 3, 2018

/s/ Eric L. Dobmeier Eric L. Dobmeier	Director	August 3, 2018

/s/ R. Scott Greer R. Scott Greer	Director	August 3, 2018

/s/ Edmon R. Jennings Edmon R. Jennings	Director	August 3, 2018

/s/ Shahzad Malik Shahzad Malik	Director	August 3, 2018

/s/ Anthony Y. Sun, M.D. Anthony Y. Sun, M.D.	Director	August 3, 2018

/s/ John Varian John Varian	Director	August 3, 2018